Form 20-F
Lifezone Metals Ltd
filed 2023-07-11
CIK 1958217

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: July 6, 2023

Commission File Number: 001-41737

Lifezone Metals Limited

(Exact name of Registrant as specified in its charter)

Isle of Man

(Jurisdiction of incorporation or organization)

Commerce House, 1 Bowring Road

Ramsey, Isle of Man, IM8 2TF

(Address of principal executive offices)

Chris Showalter

Lifezone Metals Limited

Commerce House, 1 Bowring Road

Ramsey, Isle of Man, IM8 2TF

Telephone number: +44 (0)1624 811 611

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	LZM	New York Stock Exchange
Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50	LZMW	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

Ordinary Shares	79,418,599
Warrants	14,467,500

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non accelerated filer	☒

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

EXPLANATORY NOTE

On July 6, 2023 (the “Closing Date”), Lifezone Metals Limited, an Isle of Man company (the “Company”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of December 13, 2022 (as amended, modified or supplemented from time to time, the “Business Combination Agreement”), by and among the Company, GoGreen Investments Corporation, an exempted company incorporated under the laws of the Cayman Islands (“GoGreen”), GoGreen Sponsor 1 LP, a Delaware limited partnership (the “Sponsor”), Aqua Merger Sub, a Cayman Islands exempted company (the “Merger Sub”) and wholly owned direct subsidiary of the Company, Lifezone Holdings Limited, an Isle of Man company (“LHL”), Keith Liddell, solely in his capacity as LHL Shareholders representative, and the shareholders of LHL party thereto. Pursuant to the Business Combination Agreement, among other things, (a) GoGreen merged with and into the Merger Sub, with the Merger Sub surviving the merger and the shareholders of GoGreen (other than shareholders of GoGreen who elected to redeem their GoGreen ordinary shares and dissenting shareholders) receiving ordinary shares, with $0.0001 par value per share, of the Company (“Ordinary Shares”) (the “Merger”), (b) (i) each issued and outstanding GoGreen public warrant converted into, and was exchanged for, the right to receive one Company public warrant and (ii) each issued and outstanding GoGreen private warrant converted into and was exchanged for the right to receive one Company private warrant (in the case of each GoGreen public warrant and GoGreen private warrant, rounded down to the nearest whole number of warrants without cash settlement for such rounded fraction in accordance with the terms of the Business Combination Agreement) (the Company public warrants and the Company private warrants, together, the “Warrants”) and (c) the Company acquired all of the issued and outstanding share capital of LHL from LHL Shareholders for Ordinary Shares and, subject to the terms and conditions of the Business Combination Agreement, the Earnout Shares (defined below), such that LHL became a direct wholly owned subsidiary of the Company (the “Share Acquisition”, the Merger and the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents (as defined in the Company’s Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-271300) filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2023 (the “Form F-4”)) referred to therein, collectively, the “Business Combination”).

Concurrently with the execution of the Business Combination Agreement, GoGreen and the Company entered into subscription agreements (the “Subscription Agreements”) with certain individual and institutional investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to such PIPE Investors in a private placement, an aggregate of 7,017,317 Ordinary Shares at $10.00 per share for gross proceeds of $70,173,170 (the “PIPE Financing”) immediately following the consummation of the Share Acquisition. The PIPE Financing closed concurrently with the Business Combination.

The Business Combination was consummated on July 6, 2023. The transaction was unanimously approved by GoGreen’s board of directors and was approved at the extraordinary general meeting of GoGreen’s shareholders held on June 29, 2023 (the “Extraordinary General Meeting”). GoGreen’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. As a result of the Business Combination, the Merger Sub, as the surviving entity after the Merger, and LHL each became wholly owned subsidiaries of the Company. On July 6, 2023, Ordinary Shares and the Warrants commenced trading on the New York Stock Exchange (“NYSE”), under the new ticker symbols “LZM” and “LZMW,” respectively.

Certain amounts that appear in this Report may not sum due to rounding.

SPECIAL NOTE ABOUT FORWARD LOOKING STATEMENTS

Some of the statements contained in this shell company report on Form 20-F (including information incorporated by reference herein, this “Report”) constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act of 1934, as amended (the “Exchange Act”), regarding, among other things, the plans, strategies and prospects, both business and financial, of the Company. These statements are based on the beliefs and assumptions of the management of the Company. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” or similar expressions; provided that the absence of these does not means that a statement is not forward-looking. Forward-looking statements contained in this Report include, but are not limited to, statements about the ability of the Company following the Closing to:

●	the Company’s ability to maintain the listing of Ordinary Shares and the Warrants on the NYSE;

●	the risk that the consummation of the Business Combination disrupts current plans and operations of LHL;

●	realize the benefits expected from the Business Combination and the transactions contemplated thereby;

●	achieve projections and anticipate uncertainties relating to the business, operations and financial performance of the Company after the Business Combination, including:

○	expectations with respect to financial and business performance, including financial projections and business metrics and any underlying assumptions;

○	expectations regarding product and technology development and pipeline;

○	expectations regarding market size;

○	expectations regarding the competitive landscape and the ability to develop, design and sell products and services that are differentiated from those competitors;

○	expectations regarding future acquisitions, partnerships or other relationships with third parties;

○	future capital requirements and sources and uses of cash, including the ability to obtain additional capital in the future;

●	retain and hire necessary employees;

●	attract, train and retain effective officers, key employees or directors;

●	enhance future operating and financial results;

●	comply with applicable laws and regulations;

●	stay abreast of modified or new laws and regulations applying to its business, including privacy regulation;

●	anticipate the impact of, and response to, new accounting standards;

●	anticipate the significance and timing of contractual obligations;

●	maintain key strategic relationships with partners and customers;

●	respond to uncertainties associated with product and service development and market acceptance;

●	successfully defend litigation;

●	upgrade, maintain and secure information technology systems;

●	acquire, maintain and protect intellectual property;

●	anticipate rapid technological changes;

●	meet future liquidity requirements and comply with restrictive covenants related to long-term indebtedness;

●	effectively respond to general economic and business conditions;

●	obtain additional capital, including use of the debt market; and

●	successfully deploy the proceeds from the Business Combination.

While forward-looking statements reflect the Company’s good faith beliefs, they are not guarantees of future performance. Except as otherwise required by applicable law, the Company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this Report, except as required by applicable law. For a further discussion of these and other factors that could cause the Company’s future results, performance or transactions to differ significantly from those expressed in any forward-looking statement, please see the section “Risk Factors” of the Form F-4, which is incorporated by reference into this Report. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to the Company.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

The directors and executive officers of the Company upon the consummation of the Business Combination are set forth in the Form F-4, in the section titled “Management of Lifezone Metals Following the Proposed Transactions,” and under Item 6.A of this Report, which are incorporated herein by reference. The business address for each of the Company’s directors and executive officers is Commerce House, 1 Bowring Road, Ramsey, IM8 2LQ, Isle of Man.

B.	Advisers

Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019, United States, has acted as counsel for the Company with respect to New York and U.S. Federal law and continues to act as counsel for the Company with respect to New York and U.S. Federal law following the completion of the Business Combination.

Travers Smith, 10 Snow Hill, London, EC1A 2AL, United Kingdom, has acted as counsel for the Company with respect to U.K. law and continues to act as counsel for the Company with respect to U.K. law following the completion of the Business Combination.

Appleby (Isle of Man) LLC, 33-37 Athol Street, Douglas, Isle of Man, IM1 1LB, has acted as counsel for the Company with respect to Isle of Man law and continues to act as counsel for the Company with respect to Isle of Man law following the completion of the Business Combination.

C.	Auditors

The Company was incorporated on December 8, 2022 for the purpose of effectuating the Business Combination. Prior to the consummation of the Business Combination, the Company had no material assets and did not operate any businesses. Accordingly, no financial statements of the Company have been included in this Report.

Grant Thornton Ireland has acted as the independent registered public accounting firm for LHL, the accounting acquiror in the Business Combination, for the years ended December 31, 2022 and 2021. Following the Closing, the Company intends to retain Grant Thornton Ireland as the Company’s independent registered public accounting firm.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of March 31, 2023, after giving effect to the Business Combination and the PIPE Financing.

As of March 31, 2023	USD Thousands
Cash and cash equivalents	99,586

Debt:
Loans and borrowings (non-current)	0
Loans and borrowings (current)	0
Total indebtedness	0

Equity:
Share capital	8
Share premium	482,804
Share based payment reserve	1,576
Translations reserve	34
Redemption reserve	281
Noncontrolling interests	83,516
Retained earnings (accumulated deficit)	(447,819)
Other reserves	(15,495)
Total shareholders’ equity	104,905

Total capitalization	104,905

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with the Company are described in the Form F-4 in the section titled “Risk Factors,” which is incorporated herein by reference.

Item 4.	Information on the Company

A.	History and Development of the Company

See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination Agreement. The Company was incorporated under the laws of the Isle of Man on December 8, 2022 solely for the purpose of effectuating the Business Combination. The mailing address of the Company’s registered office is Commerce House, 1 Bowring Road, Ramsey, Isle of Man, IM8 2LQ. The Company’s principal executive office is Commerce House, 1 Bowring Road, Ramsey, Isle of Man IM8 2LQ. The telephone number of the Company’s principal executive office is +44 1624 811 611. The history and development of the Company and the material terms of the Business Combination are described in the Form F-4 under the headings “Summary of the Proxy Statement/Prospectus,” “The Business Combination,” and “Description of Lifezone Metals’ Securities,” which are incorporated herein by reference.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is http://www.sec.gov. The Company’s principal website address is https://www.lifezonemetals.com. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it a part of this Report.

B.	Business Overview

Following and as a result of the Business Combination, all of the Company’s business is conducted through LHL and its subsidiaries. A description of the business is included in the Form F-4 in the sections titled “Information About Lifezone Holdings Limited” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LHL,” which are incorporated herein by reference.

C.	Organizational Structure

Upon consummation of the Business Combination, LHL became a wholly owned subsidiary of the Company. The subsidiaries of the Company are listed below:

Legal Name	Jurisdiction of Incorporation	Percentage Ownership Interest Held by the Company
Aqua Merger Sub	Cayman Islands	100%
Kabanga Holdings Limited	Cayman Islands	83%
Kabanga Nickel Company Limited	Tanzania	83%
Kabanga Nickel Limited	United Kingdom	83%
Kagera Mining Company Limited	Tanzania	83%
Kellplant (Pty) Limited	South Africa	33%
Kelltech Limited	Mauritius	50%
Kelltechnology South Africa (RF) (Pty) Limited	South Africa	33%
Lifezone Holdings Limited	Isle of Man	100%
Lifezone Limited	Isle of Man	100%
LZ Services Limited	United Kingdom	100%
Metprotech Pacific Pty Limited	Australia	100%
Romanex International Limited	Canada	83%
Tembo Nickel Corporation Limited	Tanzania	70%
Tembo Nickel Mining Company Limited	Tanzania	70%*
Tembo Nickel Refining Company Limited	Tanzania	70%*

*	At the time Tembo Nickel Mining Company Limited (“Tembo Mining”) and Tembo Nickel Refining Company Limited (“Tembo Refining” and, together with Tembo Mining, the “JVC Subsidiaries”) were incorporated by the Government of Tanzania (the “GoT”), the articles of association and share capital of each of Tembo Mining and Tembo Refining provided the GoT with a 16% non-dilutable free-carried interest in each entity, with Tembo Nickel Corporation Limited (“TNL”) holding the remaining 84% interest. Based on discussions with the GoT, LHL understands that the GoT has acknowledged TNL’s right under the Framework Agreement, dated January 19, 2021, between Kabanga Nickel Limited and the GoT, to own 100% of each JVC Subsidiary and expects that the GoT will amend the articles of association and share capital of the JVC Subsidiaries to correct this administrative error, which correction is expected to occur in the second half of 2023. However, as of the date of this Report, the GoT continues to hold a 16% non-dilutable free-carried interest in each JVC Subsidiary and we cannot guarantee that the articles of association and share capital of the JVC Subsidiaries will be amended in a timely manner. For more information, see the section of the Form F-4 titled “Risk Factors — Risks Related to Operational Factors Affecting Lifezone Metals — Due to an inadvertent administrative error during incorporation, the articles of association and share capital of each JVC Subsidiary provide the GoT with a 16% non-dilutable free-carried interest in such JVC Subsidiary in addition to the 16% non-dilutable free-carried interest in TNL.”

D.	Property, Plants and Equipment

The Company’s property, plants and equipment are held through LHL. Information regarding LHL’s property, plants and equipment is described in the Form F-4 under the headings “Information About Lifezone Holdings Limited—Properties,” and “The Description of the Kabanga Project,” which information is incorporated herein by reference.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Following and as a result of the Business Combination, the business of the Company is conducted through LHL, the Company’s direct, wholly owned subsidiary, and LHL’s subsidiaries.

The discussion and analysis of the financial condition and results of operation of LHL is included in the Form F-4 in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LHL,” which information is incorporated herein by reference.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The directors and executive officers of the Company upon the consummation of the Business Combination are set forth in the Form F-4, in the section titled “Management of Lifezone Metals After the Proposed Transactions,” which is incorporated herein by reference.

On June 14, 2023, the Company announced that Ingo Hofmaier would serve as the Company’s Chief Financial Officer upon the consummation of the Business Combination.

Ingo Hofmaier, age 47, is a market-facing finance executive with over 20 years of experience in financial reporting, tax, commercial contracts, project corporate finance and mergers and acquisitions and investment banking. Mr. Hofmaier was previously the chief executive officer at Omico Mining Corp., a Namibian copper exploration and development company, and he has also served as the chief financial officer of SolGold plc, an LSE and TSX-listed copper and gold developer. He brings corporate finance, financial and risk management experience in global commodity markets across a diverse range of geographies, including Africa and the Americas.

Mr. Hofmaier’s experience also includes time as a partner at Hannam & Partners in London, where he was responsible for metals & mining corporate finance, as well as at Rio Tinto, Capgemini and Wienerberger AG, a building material and industrial minerals group, where he was financial controller for the US business and commercial director during the successful project execution and market entry in India, among other roles. Mr. Hofmaier is also an independent board member of First Tin plc, an LSE main market-listed tin development company, where he chairs both the audit and risk and nominations and remuneration committees. Mr. Hofmaier is based in London, while travelling frequently to North America and Tanzania.

B.	Compensation

Information pertaining to the compensation of the directors and executive officers of the Company is set forth in the Form F-4, in the section titled “Executive Compensation,” which is incorporated herein by reference.

2023 Omnibus Incentive Compensation Plan

Following the consummation of the Business Combination, the Company adopted the 2023 Omnibus Incentive Compensation Plan (the “2023 Plan”) in order to give the Company a competitive advantage in attracting, retaining, awarding and motivating directors, officers, employees and consultants by granting equity and equity-based awards. The 2023 Plan permits the grant of options to purchase Ordinary Shares, stock appreciation rights, restricted shares, restricted stock units or other equity or equity related awards, in each case, in respect of Ordinary Shares and cash incentive awards, thus enhancing the alignment of employee and shareholder interests.

The initial share limit under the 2023 Plan is the number of Ordinary Shares equal to 10% of the Company’s fully-diluted share capital as of immediately following the consummation of the Business Combination.

C.	Board Practices

Information pertaining to the Company’s board of directors practices is set forth in the Form F-4, in the section titled “Management of Lifezone Metals After the Proposed Transactions,” which is incorporated herein by reference.

D.	Employees

Information pertaining to the Company’s employees is set forth in the Form F-4, in the section titled “Information About Lifezone Holdings Limited—Employees,” which is incorporated herein by reference.

E.	Share Ownership

Ownership of the Company’s shares by its directors and executive officers upon consummation of the Business Combination and the PIPE Financing is set forth in Item 7.A of this Report.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of the date hereof by:

●	each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;

●	each of our directors and executive officers; and

●	all our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if that person possesses sole or shared voting or investment power over that security. A person is also deemed to be a beneficial owner of securities if that person has a right to acquire within 60 days, including, without limitation, through the exercise of any option, warrant or other right or the conversion of any other security. Such securities, however, are deemed to be outstanding only for the purpose of computing the percentage beneficial ownership of that person but are not deemed to be outstanding for the purpose of computing the percentage beneficial ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

As of the date hereof, there are 79,418,599 Ordinary Shares issued and outstanding.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them.

Beneficial Owner Five Percent Holders of the Company:	Ordinary Shares	% of Ordinary Shares
Peter Smedvig(1)	13,820,941	17.40%
Celtic Trust Company Limited(2)	9,833,069	12.38%
GoGreen Sponsor 1 LP(3)	6,468,600	8.14%
Directors and Executive Officers of the Company:
Keith Liddell(4)	23,701,437	29.84%
Chris Showalter	3,438,942	4.33%
Ingo Hofmaier	—	—
Gerick Mouton	—	—
Dr. Mike Adams(5)	4,076,842	5.13%
Spencer Davis	—	—
Natasha Liddell	186,003	*
Anthony von Christierson	506,128	*
Govind Friedland	25,000	*
John Dowd(6)	6,568,600	8.27%
Robert Edwards	—	—
Jennifer Houghton	—	—
Mwanaidi Maajar	—	—
Beatriz Orrantia	—	—
All Directors and Executive Officers of the Company as a Group (14 Individuals)	38,502,952	48.48%

*	Less than one percent.

(1)	The business address for Peter Smedvig is 52 Chelsea Square, London SW3 6LH, United Kingdom.

(2)	Consists of 5,770,889 shares owned by Varna Holdings Limited and 4,062,180 shares owned by Kamberg Investments Limited. The Company has been informed that (i) Varna Holdings Limited and Kamberg Investments Limited are wholly owned by Varna Trust and The Kamberg Trust, respectively, (ii) the trustee of each of Varna Trust and The Kamberg Trust is Celtic Trust Company Limited, a company established in the British Virgin Islands, (iii) the board of directors of Celtic Trust Company Limited makes voting and investment decisions on a joint decision making basis, and no single individual has sole decision making power, and (iv) that the beneficiaries of each of Varna Trust and The Kamberg Trust include members of the von Christierson family. The business address for the reporting persons is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(3)	Shares are held by GoGreen Sponsor 1 LP, a Delaware limited partnership. GoGreen Holdings 1 LLC is the general partner of GoGreen Sponsor I LP of which John Dowd is the managing member. By virtue of such relationship, Mr. Dowd has voting and investment discretion with respect to the securities held of record by GoGreen Sponsor 1 LP. Mr. Dowd disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(4)	Consists of 5,172,747 shares beneficially owned solely by Keith Liddell, 18,045,777 shares beneficially owned jointly between Keith Liddell and Jane Liddell and 482,913 shares beneficially owned solely by Jane Liddell. By virtue of his relationship with Jane Liddell, Keith Liddell may be deemed to have beneficial ownership of the shares owned solely by Jane Liddell. Keith Liddell disclaims any beneficial ownership of the shares owned solely by Jane Liddell other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(5)	Consists of 3,833,882 shares owned by Hermetica Limited, an entity owned by Dr. Mike Adams, and 242,960 shares owned by Dr. Mike Adams. The business address of Hermetica Limited is Craigmuir Chambers, PO Box 71, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	6,468,600 shares are held by GoGreen Sponsor 1 LP, a Delaware limited partnership. GoGreen Holdings 1 LLC is the general partner of GoGreen Sponsor I LP of which John Dowd is the managing member. By virtue of such relationship, Mr. Dowd has voting and investment discretion with respect to the securities held of record by GoGreen Sponsor 1 LP. Mr. Dowd disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. 100,000 shares were acquired by John Dowd pursuant to the PIPE Financing.

B.	Related Party Transactions

Information pertaining to the Company’s related party transactions is set forth in the Form F-4, in the section titled “Certain Relationships and Related Person Transactions,” which is incorporated herein by reference.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements have been filed as part of this Report. See Item 18 “Financial Statements.”

Legal Proceedings

Legal or arbitration proceedings are described in the Form F-4 under the headings “Information About Lifezone Holdings Limited—Legal Proceedings” and “Information Related to GoGreen—Legal Proceedings,” which are incorporated herein by reference.

Dividend Policy

Information regarding the Company’s policy on dividend distributions is described in the Form F-4 under the heading “Price Range of Securities and Dividends—Lifezone Metals—Dividends,” which is incorporated herein by reference. The Company has not paid any cash dividends on Ordinary Shares since the Business Combination and currently has no plans to pay cash dividends on such securities.

B.	Significant Changes

A discussion of significant changes since December 31, 2022 and March 31, 2023 is provided under Item 4 of this Report and is incorporated herein by reference.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Ordinary Shares and Warrants are listed on the NYSE under the ticker symbols “LZM” and “LZMW,” respectively. Holders of Ordinary Shares and Warrants should obtain current market quotations for their securities.

Information regarding Ordinary Shares is described in the Form F-4 under the heading “Description of Lifezone Metals’ Securities—Lifezone Metals Ordinary Shares,” which is incorporated by reference herein.

Information regarding lock-up restrictions applicable to Ordinary Shares is described in the Form F-4 under the heading “The Business Combination—Ancillary Documents,” which is incorporated herein by reference.

Information regarding the Warrants is described in the Form F-4 under the heading “Description of Lifezone Metals’ Securities—Lifezone Metals Warrants,” which is incorporated by reference herein.

B.	Plan of Distribution

Not applicable.

C.	Markets

Ordinary Shares and Warrants are listed on the NYSE under the ticker symbols “LZM” and “LZMW,” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

As of the date hereof, subsequent to the consummation of the Business Combination, there were 79,418,599 Ordinary Shares with par value of $0.0001 per share that were outstanding and issued. There are also 14,467,500 Warrants outstanding, each exercisable at $11.50 for one Ordinary Share.

Information regarding the Company’s share capital is described in the Form F-4 under the heading “Description of Lifezone Metals’ Securities,” which is incorporated herein by reference.

B.	Memorandum and Articles of Association

The amended and restated memorandum and articles of association of the Company, effective as of July 5, 2023 (the “Public Company Articles”), are filed as Exhibit 1.1 to this Report.

Information regarding certain material provisions of the Public Company Articles is described in the Form F-4 under the heading “Description of Lifezone Metals’ Securities,” which is incorporated herein by reference.

C.	Material Contracts

Material Contracts Relating to the Company’s Operations

Information pertaining to certain of the Company’s material contracts is set forth in the Form F-4, in the sections titled “Information about Lifezone Holdings Limited — Material Contracts,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LHL—Recent Developments,” “Risk Factors— Risks Related to Operational Factors Affecting Lifezone Metals” and “Certain Relationships and Related Person Transactions,” each of which is incorporated herein by reference.

Definitive Agreement to Acquire The Simulus Group Pty Ltd

On July 3, 2023, Metprotech Pacific Pty Ltd, an Australian-registered company and a wholly owned subsidiary of Lifezone Limited (“Metprotech”), and Lifezone Limited entered into a definitive agreement (the “Simulus SSA”) with the shareholders of The Simulus Group Pty Ltd (“SGPL”), after signing a non-binding term sheet on March 22, 2023 (the “SGPL Term Sheet”), to acquire the entire issued share capital of SGPL in exchange for cash and Ordinary Shares in an amount equal to $13,500,000, composed of $8,500,000 in cash and 500,000 Ordinary Shares (the “Simulus Acquisition”).

SGPL, established in 2004, is a boutique hydrometallurgy and mineral processing services group located in Perth, Western Australia. SGPL owns a laboratory, equipment and technical facilities and employs a staff of approximately 25 employees. SGPL has a technical focus on battery metals and sustainable energy market products, which includes battery precursor active material, nickel sulphate, cobalt sulphate, manganese sulphate, scandium, high purity graphite, high purity alumina, rare earths, lithium salts, copper and zinc. Since 2010, we have been in engagement with SGPL to perform test work, piloting programs and engineering studies for the majority of our clients, which includes SRL since 2012. In addition, SGPL has provided services to us for our proprietary projects, such as the Kabanga Project and recycling of PGMs from spent catalytic converters.

Under the terms of the Simulus SSA, the consideration for the Simulus Acquisition comprises an initial deposit of $1 million in cash, which was paid upon the signing of the SGPL Term Sheet on March 22, 2023, $7.5 million in cash to be paid on completion of the Simulus Acquisition and 500,000 Ordinary Shares to be issued on completion of the Simulus Acquisition. The closing of the Simulus Acquisition is subject to the satisfaction, or wavier in accordance with the terms of the Simulus SSA, of customary conditions, including the landlord of SGPL consenting to the transaction and waving its right to require the surrender of SGPL’s lease; there being no breach of a warranty of a vendor which is capable of giving rise to a Claim (as defined in the Simulus SSA) at the completion date; there being no material breach of a vendor’s or SGPL’s obligations under the Simulus SSA which has not been remedied at the completion date; and no Material Adverse Change (as defined in the Simulus SSA) having occurred. The Simulus SSA also contains other customary representations, warranties, covenants and agreements of the parties thereto.

The $1,000,000 deposit shall be refunded to Metprotech if, prior to July 31, 2023, there is a material breach of the vendors’ or SGPL’s obligations under the Simulus SSA prior to completion of the transaction (and Metprotech does not agree to waive such breach) or there is a material breach of one or more warranties of the vendors which is capable of being a Claim (as defined in the Simulus SSA) prior to completion of the transaction (and Metprotech does not agree to waive such breach). Otherwise, the $1,000,000 deposit will not be refunded to Metprotech.

Information pertaining to the Simulus Acquisition, including the risks related thereto, is set forth in the Form F-4 in the section titled “Risk Factors — There can be no assurance that we will complete the Simulus Acquisition. Failure to complete the Simulus Acquisition, or to successfully integrate SGPL into our business upon completion of the Simulus Acquisition, may adversely affect our business and operations. If the Simulus Acquisition is completed, in addition to the cash consideration, we will be required to issue Lifezone Metals’ Ordinary Shares to the shareholders of SGPL, which will result in dilution to Lifezone Metals’ existing shareholders,” which is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to the full text of the Simulus SSA, filed as Exhibit 4.34 to this Report.

The Simulus SSA and the foregoing description of the Simulus SSA have been included to provide investors with information regarding the terms of the Simulus SSA. They are not intended to provide any other factual information about us. The representations, warranties and covenants contained in the Simulus SSA were made only as of specified dates for the purposes of the Simulus SSA, were solely for the benefit of the parties to the Simulus SSA and may be subject to qualifications and limitations agreed upon by the parties. In particular, in reviewing the representations, warranties and covenants contained in the Simulus SSA, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts, and may have been qualified by confidential disclosures. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC. Accordingly, investors should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Simulus SSA, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement in the Form F-4 in the section titled “The Business Combination” is incorporated herein by reference.

Ancillary Documents

The description of the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement in the Form F-4 in the section titled “The Business Combination—Ancillary Documents” is incorporated herein by reference.

D.	Exchange Controls

There is no exchange control legislation under Isle of Man law and accordingly there are no exchange control regulations imposed under Isle of Man law.

E.	Taxation

Information pertaining to tax considerations is set forth in the Form F-4, in the section titled “Material Tax Considerations,” which is incorporated herein by reference.

F.	Dividends and Paying Agents

Information regarding the Company’s policy on dividends is described in the Form F-4 under the heading “Price Range of Securities and Dividends—Lifezone Metals—Dividends,” which is incorporated herein by reference. The Company has not paid any cash dividends on Ordinary Shares since the Closing and currently has no plans to pay cash dividends on such securities. The Company has not identified a paying agent.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Under the applicable securities laws of the U.S., “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled issuers. Because the Company qualifies as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (a) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (b) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (c) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. Additionally, under the NYSE’s rules, a foreign private issuer is subject to less stringent corporate governance and compliance requirements and subject to certain exceptions, the NYSE permits a foreign private issuer to follow its home country’s practice in lieu of the listing requirements of the NYSE. The SEC maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

The information set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LHL—Quantitative and Qualitative Disclosures about Market Risks” in the Form F-4 is incorporated herein by reference.

Item 12.	Description of Securities Other than Equity Securities

Warrants

Upon the completion of the Business Combination, there were 14,467,500 Warrants outstanding. Each Warrant represents the right to purchase one Ordinary Share at a price of $11.50 per share in cash. The Warrants will become exercisable on August 5, 2023 (i.e., 30 days after the date of the Closing) and will expire upon the earlier of (a) July 6, 2028 (i.e., the date that is five (5) years after the date of the Closing) and (b) a liquidation of the Company.

The exercise price of the Warrants, and the number of Ordinary Shares issuable upon exercise thereof, will be subject to adjustment under certain circumstances, including if the Company (a) pays any dividend in Ordinary Shares, (b) subdivides the outstanding Ordinary Shares, (c) pays an extraordinary dividend in cash or (d) issues additional Ordinary Shares at an issue price of less than $9.20 per share.

Once the Warrants become exercisable, the Company will have the right to redeem not less than all of the Warrants at any time prior to their expiration, at a redemption price of $0.01 per Warrant, if (i) the last reported sales price of Ordinary Shares has been at least $18.00 per share on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third trading day prior to the date on which notice of the redemption is given and (ii) there is an effective registration statement covering the Ordinary Shares issuable upon exercise of the Warrants, and a current prospectus relating thereto, available throughout the 30-day redemption period or the Company has elected to require the exercise of the Warrants on a “cashless basis.” No fractional shares will be issued upon exercise of the Warrants. If, upon exercise, a holder would be entitled to receive a fractional interest in Ordinary Shares, the Company will round down to the nearest whole number of shares to be issued to the Warrant holder.

PART II

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The audited consolidated financial statements of LHL contained in the Form F-4 between pages F-45 and F-92 are incorporated herein by reference.

The unaudited condensed consolidated interim financial statements of LHL contained in the Form F-4 between pages F-93 and F-118 are incorporated herein by reference.

The audited financial statements of GoGreen contained in the Form F-4 between pages F-2 and F-23 are incorporated herein by reference.

The unaudited condensed interim financial statements of GoGreen contained in the Form F-4 between pages F-24 and F-44 are incorporated herein by reference.

The unaudited pro forma condensed combined financial information of LHL and GoGreen is attached as Exhibit 15.1 to this Report.

Item 19.	Exhibits

We have filed the following documents as exhibits to this Report:

Exhibit Number	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association of Lifezone Holdings Limited (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-272865) filed with the SEC on July 10, 2023).
2.1	Specimen warrant certificate (included as Exhibit A to Exhibit 2.2).
2.2	Warrant Agreement, between GoGreen and Continental Stock Transfer & Trust Company dated October 20, 2021 (incorporated by reference to Exhibit 4.1 to GoGreen’s Current Report on Form 8-K (File No. 001-40941) filed with the SEC on October 26, 2021).
2.3	Assignment, Assumption and Amendment Agreement, dated July 5, 2023, by and among GoGreen, the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-272865) filed with the SEC on July 10, 2023).
4.1†	Business Combination Agreement, dated as of December 13, 2022, by and among GoGreen, GoGreen Sponsor 1 LP, the Company, Merger Sub, LHL and Keith Liddell, solely in his capacity as the Company Shareholders Representative, and those shareholders of the LHL set forth on the signature pages thereto (incorporated by reference to Annex A to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
4.2†	Plan of Merger, dated July 5, 2023, by and among GoGreen, Merger Sub and the Company (incorporated by reference to Exhibit 2.2 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-272865) filed with the SEC on July 10, 2023).
4.3	Sponsor Support Agreement, dated December 13, 2022, by and among LHL, GoGreen and GoGreen Sponsor 1 LP (incorporated by reference to Exhibit 10.1 to GoGreen’s Current Report on Form 8-K (File No. 001-40941) filed with the SEC on December 13, 2022).
4.4†	Registration Rights Agreement, dated July 6, 2023, by and among the Company, GoGreen Sponsor 1 LP, certain equityholders of LHL and GoGreen (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-272865) filed with the SEC on July 10, 2023).
4.5	Form of Lock-Up Agreement, by and among the Company and certain LHL Shareholders (incorporated by reference to Exhibit 10.3 to GoGreen’s Current Report on Form 8-K (File No. 001-40941) filed with the SEC on December 13, 2022).
4.6	Form of Lock-Up Agreement, by and among the Company and GoGreen Sponsor 1 LP (incorporated by reference to Exhibit 10.2 to GoGreen’s Current Report on Form 8-K (File No. 001-40941) filed with the SEC on December 13, 2022).
4.7	Form of Subscription Agreement, entered into among GoGreen, the Company and certain institutional subscribers (incorporated by reference to Exhibit 10.4 to GoGreen’s Current Report on Form 8-K (File No. 001-40941) filed with the SEC on December 13, 2022).
4.8	Form of Subscription Agreement, entered into among GoGreen, the Company and certain individual subscribers (incorporated by reference to Exhibit 10.5 to GoGreen’s Current Report on Form 8-K (File No. 001-40941) filed with the SEC on December 13, 2022).

4.9##†	Subscription Agreement, dated December 24, 2021, between BHP and Lifezone Limited (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
4.10##†	Loan Agreement, dated December 24, 2021, between KNL and BHP (incorporated by reference to Exhibit 10.8 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
4.11##†	Deed of Cooperation, dated December 24, 2021, as amended, between KNL and BHP (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
4.12##†	Subscription Agreement, dated October 14, 2022, between KNL and BHP (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
4.13##†	Investment Option Agreement, dated October 14, 2022, as amended, among KNL, Lifezone Limited and BHP (incorporated by reference to Exhibit 10.11 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
4.14##†	Form of Shareholders’ Agreement, among KNL, Lifezone Limited and BHP (incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
4.15†	Framework Agreement, dated January 19, 2021, between KNL and the Government of Tanzania (incorporated by reference to Exhibit 10.13 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
4.16##†	Kelltech License Agreement, dated April 16, 2014, as amended, between Lifezone Limited, Keith Liddell and Kelltech Limited (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
4.17##	KTSA License Agreement, dated April 16 2014, as amended, between Kelltech Limited and Kelltechnology South Africa (RF) Proprietary Limited (incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
4.18##	Kellplant License Agreement, dated February 12, 2016, as amended, between Kelltechnology South Africa (RF) Proprietary Limited and Kellplant Proprietary Limited (incorporated by reference to Exhibit 10.16 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
4.19##†	Development, Licensing and Services Agreement, dated October 14, 2022, between Lifezone Limited and KNL (incorporated by reference to Exhibit 10.17 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
4.20##†	Lifezone Technical Services Agreement, dated June 10, 2020, as amended, between Lifezone Limited and Kelltechnology South Africa (RF) Proprietary Limited (incorporated by reference to Exhibit 10.18 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
4.21##†	Lifezone Technical Services Agreement, dated October 24, 2021, between Lifezone Limited and Kellplant Proprietary Limited (incorporated by reference to Exhibit 10.19 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
4.22##†	PPM Services Agreement, dated November 4, 2021, between Pilanesberg Platinum Mines Proprietary Limited and Kelltechnology South Africa (RF) Proprietary Limited (incorporated by reference to Exhibit 10.20 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
4.23##†	PPM Support Services Agreement, dated January 20, 2022, between Pilanesberg Platinum Mines Proprietary Limited and Kellplant Proprietary Limited (incorporated by reference to Exhibit 10.21 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
4.24##	Loan Agreement, dated November 9, 2021, between Pilanesberg Platinum Mines Proprietary Limited and Kellplant Proprietary Limited (incorporated by reference to Exhibit 10.22 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
4.25	Loan Agreement, dated March 31, 2022, between the Industrial Development Corporation of South Africa Limited and Kellplant Proprietary Limited (incorporated by reference to Exhibit 10.23 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
4.26	Shareholder’s Loan Agreement, dated March 31, 2022, between the Industrial Development Corporation of South Africa Limited and Kelltechnology South Africa (RF) Proprietary Limited (incorporated by reference to Exhibit 10.24 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
4.27##†	Shareholders Agreement, dated June 24, 2022, by and among certain shareholders of LHL and LHL (incorporated by reference to Exhibit 10.25 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
4.28##†	Kelltech Shareholders Agreement, dated April 16, 2014, as amended, between Lifezone Limited, Orkid S.a.r.l., Sedibelo Resources Limited (formerly Sedibelo Platinum Mines Limited), Kelltech Limited and Keith Stuart Liddell (incorporated by reference to Exhibit 10.26 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
4.29##†	Kelltech SA Subscription and Shareholders Agreement, dated February 12, 2016, as amended, between Lifezone Limited, Orkid S.a.r.l, the Industrial Development Corporation of South Africa, Kelltech Limited and KTSA (incorporated by reference to Exhibit 10.27 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
4.30†	Securities Exchange Agreement relating to Kabanga Nickel Limited, dated June 23, 2022, between Lifezone Limited and various sellers of and optionholders over KNL shares (incorporated by reference to Exhibit 10.28 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).

4.31†	Securities Exchange Agreement relating to Kabanga Nickel Limited, dated June 24, 2022, between LHL and various sellers of KNL shares (incorporated by reference to Exhibit 10.29 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
4.32†	Securities Exchange Agreement relating to Lifezone Limited, dated June 24, 2022, between LHL and various sellers of and optionholders over Lifezone Limited shares (incorporated by reference to Exhibit 10.30 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
4.33	Securities Exchange Agreement relating to Lifezone Limited, dated June 24, 2022, between LHL and BHP (incorporated by reference to Exhibit 10.31 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
4.34†	Share Sale Agreement, dated July 3, 2023, between Metprotech Pacific Pty Ltd, the persons set out in Schedule 1 thereto as vendors, Simon Walsh, as management vendors representative, The Simulus Group Pty Ltd and Lifezone Limited (incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 333-271300) filed with the SEC on July 3, 2023).
4.35††	Lifezone Metals Limited 2023 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.33 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-272865) filed with the SEC on July 10, 2023).
4.36††	Form of Award Agreement under the 2023 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.34 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-272865) filed with the SEC on July 10, 2023).
4.37††	Form of Award Agreement under the 2023 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.35 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-272865) filed with the SEC on July 10, 2023).
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
15.1*	Unaudited Pro Forma Condensed Combined Financial Information of LHL and GoGreen.
15.2	Kabanga 2023 Mineral Resource Technical Report Summary, effective at February 15, 2023, prepared by Raymond Kohlsmith (incorporated by reference to Exhibit 96.1 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).
15.3*	Consent of the Qualified Person for Kabanga 2023 Mineral Resource Technical Report Summary.

*	Filed herewith.
##	Portions of this exhibit have been omitted as the Registrant has determined that (i) the omitted information is not material and (ii) the omitted information is of the type that the Registrant customarily and actually treats as private or confidential.
†	Schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.
††	Indicates a management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Lifezone Metals Limited

By:	/s/ Chris Showalter
Chris Showalter Chief Executive Officer

Date: July 10, 2023