Form 20-F
period 2024-12-31
Lifezone Metals Ltd
filed 2025-04-09
CIK 1958217

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
2nd Floor, St George's Court, Upper Church Street
Douglas, Isle of Man, IM1 1EE
(Address of principal executive offices)
Chris Showalter
Lifezone Metals Limited
2nd Floor, St George's Court, Upper Church Street
Douglas, Isle of Man, IM1 1EE
Telephone number: +44 (0)1624 850 500
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

Ordinary Shares	79,119,572
Warrants	14,391,150
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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

INTRODUCTION
About this Annual Report
This Annual Report on Form 20-F contains the audited consolidated financial statements and the related notes for the year ended December 31, 2024 (“Annual Financial Statements”) of Lifezone Metals Limited (“Lifezone Metals”). The Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).
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
Lifezone Metals qualifies as a foreign private issuer as defined under Rule 405 under the Securities Act and prepares its financial statements denominated in U.S. dollars and in accordance with IFRS as issued by the IASB. The audited financial statements of Lifezone Metals for the year ended December 31, 2024, have been prepared in accordance with IFRS and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are reported in U.S. dollars.
On December 13, 2022, Lifezone Metals, an Isle of Man company and GoGreen Investments Corporation ("GoGreen"), an exempted company incorporated under the laws of the Cayman Islands, entered into a business combination agreement, with GoGreen Sponsor 1 LP, a Delaware limited partnership, Aqua Merger Sub ("Merger Sub"), a Cayman Islands exempted company and wholly owned direct subsidiary of Lifezone Metals, and Lifezone Holdings Limited, an Isle of Man company.
On July 6, 2023, Lifezone Limited, Lifezone Holdings Limited and GoGreen consummated the SPAC Transaction pursuant to the business combination agreement (the “Business Combination”). The transaction was unanimously approved by GoGreen’s Board of Directors and was approved at the extraordinary general meeting of GoGreen’s shareholders held on June 29, 2023. GoGreen’s shareholders also voted to approve all the other proposals presented at the extraordinary general meeting of GoGreen’s shareholders held on June 29, 2023.
As a result of the Business Combination, the Merger Sub, as the surviving entity after the Business Combination, and Lifezone Holdings each became wholly owned subsidiaries of Lifezone Metals. Merger Sub was placed into voluntary liquidation by Lifezone Metals, and on April 8, 2024 Merger Sub was permanently dissolved.

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
“Ancillary Documents” means each agreement, instrument, certificate or document including the GoGreen disclosure schedules, Lifezone Holdings disclosure schedules, the Plan of Merger, Initial Lock-Up Agreements, the New Registration Rights Agreement, the Sponsor Support Agreement, the Warrant Assumption Agreement, any Joinder and the other agreements, instruments, certificates and documents executed or delivered by any of the parties to or in connection with the BCA.
“AUD” means Australian Dollars.
“Autocats” means Automotive Catalytic Converters.
“Anglo” means Anglo American Corporation.
“Barrick” means Barrick Gold Corporation.
“BCA” means the business combination agreement, dated as of December 13, 2022, as it may be amended, supplemented or modified from time to time by and among GoGreen, Lifezone Metals, the Sponsor, Merger Sub, Lifezone Holdings, Keith Liddell, solely in his capacity as Lifezone Holdings Shareholders representative, and the shareholders of Lifezone Holdings party thereto.
“BHP” means BHP Billiton (UK) DDS Limited, a UK based subsidiary of BHP Group Limited.
“Business Combination” means the Merger and the other transactions contemplated by the BCA, collectively.
“CGU” means Cash Generating Unit.
“December 2024 Technical Report Summary” means Kabanga 2024 Mineral Resource Update Technical Report Summary prepared by Sharron Sylvester, BSc (Geol), RPGeo AIG (10125) and Bernard Peters, BEng (Mining), FAusIMM (201743) (each, a “Qualified Person” and collectively, the “Qualified Persons”) with an effective date of December 4, 2024.
“Definitive Feasibility Study” means the definitive feasibility study for both the Kabanga underground mine and the Kahama multi-metals refinery to determine the development requirements of the project.
"DGPS" means Differential Global Positioning System
“DLSA” means the development, licensing and services agreement between Lifezone Limited and Kabanga Nickel Limited, Kabanga Nickel Project.
“Dutwa Acquisition” means the potential acquisition of all the tangible assets and all registered and unregistered intellectual property relating to the Dutwa Nickel Project (excluding the Ngasamo deposit in the Dutwa Nickel Project area) from Harmony Minerals Limited and Dutwa Minerals Limited, pursuant to the non-binding term sheet dated September 5, 2022, between and among Harmony Minerals Limited and Dutwa Minerals Limited, which was subsequently amended and restated on April 27, 2023.
“Dutwa Nickel Project” means the nickel laterite ore deposit at Dutwa in northern central Tanzania.
“Earnout Period” means the time period beginning on the Share Acquisition Closing Date and ending on the five-year anniversary of the Share Acquisition Closing Date.
“Earnout Shares” means the Lifezone Ordinary Shares to be issued by Lifezone Metals to the former Lifezone Holdings Shareholders in connection with the Share Acquisition, within five business days after the occurrence of the Trigger Events described in this Annual Report, upon the terms and subject to the conditions set forth in the BCA, and subject to equitable adjustment for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations,
v

reclassifications, combination, exchange of shares or other like change or transaction with respect to Lifezone Ordinary Shares.
"EIA" means Environmental and Impact Assessment.

“ESIA” means Environmental and Social Impact Assessment.
“ESMP” means Environmental and Social Management Plan.
“ESG” means Environmental, Social and Governance.

“EUR” means Euro, the official currency of the European Union.
“EV” means electric vehicle.
“FCC” means the Fair Competition Commission of Tanzania.
“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.
“FID” means Final Investment Decision.
“Flip-Up” means the KNL shareholders’ exchange of KNL shares on a 1:1 basis for shares in Lifezone Holdings on June 24, 2022.
“Framework Agreement” means the agreement entered into on January 19, 2021, between KNL and the Government of Tanzania, pursuant to which TNCL.
“FVTPL” means Fair Value Through Profit and Loss.
“GBP” means Great British Pound.
“Glencore” means Glencore plc and its subsidiaries including Glencore Canada Corporation and Glencore Limited.
“GoGreen” means GoGreen Investments Corporation, a Cayman Islands exempted company.
“GoGreen Initial Shareholders” means the Sponsor and certain members of GoGreen’s board of directors and advisors.
“GoGreen PIPE Investors” means the investors who are affiliates of GoGreen that invested in the PIPE Financing and consists of John Dowd, Govind Friedland and Sergei Pokrovsky.
“GST” means Goods and Services Tax.
“Hydromet Technology” means the particular hydrometallurgical processing technology that has been developed and is intended to be developed further, based on Lifezone’s intellectual property. Hydromet Technology includes certain patents and proprietary information in relation to such technology, and which term includes the Kabanga Hydromet Technology and the Kell Process Technology.
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
“IFRS” means International Financial Reporting Standards as adopted by the IASB.

“Initial Lock-Up Agreements” means, collectively, the lock-up agreements entered into by the GoGreen Initial Shareholders and Lifezone Holdings Shareholders at the Share Acquisition closing in connection with the Business Combination.
“IOM Companies Act” means the Companies Act 2006 of the Isle of Man.
“IPO” means GoGreen’s Initial Public Offering of GoGreen units, consummated on October 25, 2021.
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.
“Kabanga Data” means the data and information acquired by KNL on April 30, 2021, relating to the Kabanga Nickel Project, including historical mineral resource estimation, all metallurgical test work and piloting data, analysis and studies in conjunction with the acquisition of Kabanga Holdings Limited from Barrick International (Barbados) Corporation and Glencore and all shares of Romanex International Limited from Glencore and Sutton.
“Kabanga Hydromet Technology” means the Hydromet Technology proposed to be developed for refining nickel, cobalt and copper at the Kahama refinery and licensed by Lifezone Limited to Kabanga Nickel Limited, pursuant to the DLSA.
“Kabanga Nickel Project” means the exploration project of the Kabanga deposit project area and study work undertaken in respect of the Kahama multi-metals refinery.
“Kagera Mining” means Kagera Mining Company Limited, a Tanzanian company.
“Kell Intellectual Property” means the intellectual property rights with respect to the Kell Process Technology owned, licensed to or controlled by LZL.
“Kell License” means the exclusive license granted by Lifezone Limited to its 50% owned subsidiary, Kelltech, to use and sub-license the Kell Process Technology in the SADC License Area.
“Kellplant” means Kellplant Proprietary Limited, a limited liability private company, registered in and incorporated under the laws of South Africa.
“Kell Process Technology” means the Hydromet Technology licensed by Lifezone Limited to Kelltech pursuant to the Kelltech License Agreement for refining PGM, gold and silver and associated base metals where the primary focus of the extraction process is a PGM, gold, or silver.
“Kelltech” means Kelltech Limited, a company registered and incorporated in Mauritius.
“Kelltech License Agreement” means a license agreement among Lifezone Limited, Keith Liddell and Kelltech, as amended.
“Kell-Sedibelo-Lifezone Refinery” means a potential refinery at SRL’s Pilanesberg Platinum Mine in South Africa that would process PGM, gold, nickel, copper and cobalt, applying the Kell Process Technology.
“KNCL” means Kabanga Nickel Company Limited, a Tanzanian company.
“KNL” means Kabanga Nickel Limited, a private limited company incorporated under the laws of England and Wales.
“KTSA” means Kelltechnology SA Proprietary Ltd.
“KTSA License” means the license granted to KTSA under the KTSA License Agreement.
“KTSA License Agreement” means a license agreement between Kelltech and KTSA, dated April 16, 2014, as amended, pursuant to which Kelltech granted KTSA an exclusive sub-license to the Kell intellectual property under the Kelltech License Agreement to use the Kell intellectual property within the SADC License Area.

“Lifezone” means Lifezone Metals Limited together with all of its controlled subsidiaries.
"Lifezone Metals" means Lifezone Metals Limited.
“Lifezone Holdings” means Lifezone Holdings Limited, an Isle of Man company, and its consolidated subsidiaries and, following the Share Acquisition, a wholly owned subsidiary of Lifezone Metals.
“Lifezone Holdings Shareholders” means the shareholders of Lifezone Holdings immediately prior to the Share Acquisition closing.
“Lifezone Holdings Transaction” means the acquisition of 100% of the equity interest (including outstanding options and restricted stock units) in LZL on June 24, 2022, in consideration for issuing shares of Lifezone Holdings on a 1:1 basis to LZL shareholders at the time (following a 1:200 split of shares of LZL).
“Lifezone Ordinary Shares” means the ordinary shares, with $0.0001 par value per share, of Lifezone Metals.
“Lifezone Subscription Agreement” means the subscription agreement dated December 24, 2021, entered into between Lifezone Limited and BHP, pursuant to which BHP subscribed for ordinary shares of Lifezone Limited for an aggregate amount of $10 million.
“LME” means London Metal Exchange.
“Lock-Up Agreements” means, collectively, the Initial Lock-Up Agreements and the lock-up agreements entered into by the limited partners of the Sponsor in connection with the distribution of Lifezone Ordinary Shares and Warrants by the Sponsor to such limited partners.
“LZAP” means Lifezone Asia-Pacific Pty Ltd (formerly known as Metprotech Pacific Proprietary Ltd).
“LZL” means Lifezone Limited, a company limited by shares incorporated under the laws of the Isle of Man.
“LZSL” means LZ Services Limited.
“Merger” means the merger of GoGreen with and into Merger Sub, as a result of which the separate corporate existence of GoGreen ceased and Merger Sub continued as the surviving entity, and the shareholders of GoGreen (other than shareholders of GoGreen who elected to redeem their GoGreen ordinary shares and dissenting shareholders) became shareholders of Lifezone.
“Merger Sub” means Aqua Merger Sub, a company registered in The Cayman Islands was voluntarily dissolved on April 8, 2024.
“Mineral Resource Estimates” means the mineral resource estimates set out in the December 2024 Technical Report Summary.
“MRU” means Mineral Resource Update.
“NCI” means Non-Controlling Interest.
"NEMC" means National Environment Management Council.
“New Registration Rights Agreement” means the Registration Rights Agreement entered into by and among Lifezone, certain Lifezone Holdings Shareholders and the Sponsor in connection with the Business Combination.
“NiEq” means Nickel Equivalent.
“PAP” means Kabanga Nickel Project affected person.
“PGM” means Platinum Group Metals, which include platinum, palladium and rhodium.

“Pilanesberg Platinum Mine” means the PGM-open pit mine complex located primarily within the farm Tuschenkomst 135JP, and which was operated by PPM until December 1, 2023, and indirectly owned by SRL.
“PIPE” means Private Investment in Public Equity.
“PIPE Financing” means the private placement of 7,017,317 Lifezone Ordinary Shares to the PIPE Investors for gross proceeds of $70,173,170, pursuant to the PIPE Subscription Agreements.
“PIPE Investors” means the investors (including the GoGreen PIPE Investors) in the PIPE Financing pursuant to the PIPE Subscription Agreements.
“PIPE Subscription Agreements” means those certain subscription agreements entered into on December 13, 2022, among GoGreen, Lifezone and the PIPE Investors named therein relating to the PIPE Financing.
“PPM” means Pilanesberg Platinum Mines Proprietary Limited, a limited liability private company, registered in and incorporated under the laws of South Africa. PPM is an indirect wholly owned subsidiary of SRL.
“Private Placement Warrants” means the 667,500 warrants issued to the Sponsor in a private placement concurrently with the IPO that were assumed by Lifezone pursuant to the Warrant Assumption Agreement.
“Public Warrants” means the public warrants that were previously registered and originally issued in the initial public offering of GoGreen Units at a price of $10.00 per GoGreen Unit, with each GoGreen Unit consisting of one Class A ordinary share of GoGreen and one-half of one GoGreen public warrant, and that were assumed by Lifezone pursuant to the Warrant Assumption Agreement.
“QA/QC” means Quality Assurance/Quality Control.
“RAP” means Resettlement Action Plan.
“Recycling Subscription Agreement” means the subscription agreement signed on January 10, 2024, between Lifezone and Glencore for a PGM recycling project which will utilize Hydromet Technology.
“RecycleCo” means Lifezone Recycling US, LLC , a company owned by Lifezone Holdings US, LLC and Glencore.
“Reorganization” means capital reorganization.
“RSUs” means Restricted Stock Units and “RSU” means one such unit.
“SADC License Area” means the countries (Angola, Botswana, the Democratic Republic of Congo, Lesotho, Malawi, Madagascar, Mozambique, Namibia, Swaziland, Tanzania, Zambia, Zimbabwe, South Africa and the Seychelles) where Kelltech can use and/or exercise the Kell Process Technology, under the exclusive license granted by LZL.
“Section 404” means Section 404 of the Sarbanes-Oxley Act.
“Share Acquisition” means the acquisition by Lifezone of all of the issued share capital of Lifezone Holdings in exchange for the issue to Lifezone Holdings Shareholders of Lifezone Ordinary Shares and, if applicable, Earnout Shares, such that Lifezone Holdings became a direct wholly owned subsidiary of Lifezone.
“Share Acquisition Closing Date” means the date of the Share Acquisition Closing, which was July 6, 2023.
“Simulus” means Simulus Group Pty Ltd.
"S-K 1300" means subpart 1300 of Regulation S-K.
“SML” means the Special Mining Licence for the Kabanga deposit project area issued by the GoT to TNCL on October 25, 2021.

“SOFR” means Secured Overnight Financing Rate.
“SPAC” means Special Purpose Acquisition Company.
“SPAC Transaction” means a transaction or series of related transactions by merger, consolidation, share exchange or otherwise of a company with a publicly traded SPAC or its subsidiary, immediately following the consummation of which the common stock or share capital of the SPAC or its successor entity is listed on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors, including a majority of the Preferred Directors.
“Sponsor” means GoGreen Sponsor 1 LP, a Delaware limited partnership.
“Sponsor Earnout Shares” means the 1,725,000 Lifezone Ordinary Shares to be issued to the Sponsor that are subject to vesting upon the occurrence of the Trigger Events described in this Annual Report, upon the terms and subject to the conditions set forth in the BCA and the Sponsor Support Agreement.
“Sponsor Support Agreement” means the letter agreement entered into concurrently with the BCA by the Sponsor, GoGreen, Lifezone and Lifezone Holdings, pursuant to which, among other things, the Sponsor agreed to (a) waive the anti-dilution and certain other rights set forth in the organizational documents of GoGreen and (b) subject the Lifezone Ordinary Shares to an earn-out subject to certain conditions.
“SRL” means Sedibelo Resources Limited.
“Sutton” means Sutton Resources Limited.
“TNCL Subsidiary” or “TNCL Subsidiaries” means either TNMCL and TNRCL, singularly or collectively.
“TNMCL” means Tembo Nickel Mining Company Limited, a subsidiary of Tembo Nickel Corporation Limited.
“TNRCL” means Tembo Nickel Refining Company Limited, a subsidiary of Tembo Nickel Corporation Limited.
“TNCL” means Tembo Nickel Corporation Limited.
“TRA” means Tanzanian Revenue Authority.
“Trading Day” means any day on which the Lifezone Ordinary Shares are traded on the New York Stock Exchange (or the exchange on which the Lifezone Ordinary Shares are then listed).
“T1A Investment” means the investment of $40 million received by KNL from BHP by way of a convertible loan, pursuant to the T1A Loan Agreement.
“T1A Loan Agreement” means the loan agreement dated December 24, 2021, between KNL and BHP, pursuant to which KNL received investment of $40 million from BHP by way of a convertible loan forming the T1A Investment.
“T1B Investment” means BHP’s investment of $50 million in KNL in the form of equity under the T1B Subscription Agreement.
“T1B Subscription Agreement” means the equity subscription agreement dated October 14, 2022, between KNL and BHP, pursuant to which KNL received investment of $50 million from BHP by way of an equity subscription forming the T1B Investment.
“T2 Option Investment” means BHP’s potential investment in KNL in form of equity under the T2 Option Agreement, the completion of which is subject to certain conditions and pursuant to which BHP would, in aggregate, hold indirectly 51% of the total voting and economic equity rights in TNCL on a fully diluted basis.
“T2 Option Agreement” means the equity option agreement dated October 14, 2022, as amended on February 8, 2023, entered into between BHP, LZL and KNL, pursuant to which BHP has the option to consummate a further investment in KNL, subject to certain conditions being satisfied, including the satisfactory completion of, and agreement
x

on, the Definitive Feasibility Study, agreement on the Joint Financial Model in respect of the Kabanga Nickel Project, the amendment of the articles of association and share capital of the TNCL Subsidiaries and receipt of any necessary regulatory and tax approvals.
“T2 Option Shareholders’ Agreement” means the shareholders’ agreement that KNL and LZL would enter into with BHP upon closing of the T2 Option Investment in respect of KNL and its subsidiaries.
“Trigger Event I” means if at any time during the Earnout Period, the daily VWAP of the Lifezone Ordinary Shares during such period is equal to or exceeds $14.00 per share for any 20 Trading Days (which may or may not be consecutive) during a 30-consecutive Trading Day period.
“Trigger Event II” means if at any time during the Earnout Period, the daily VWAP of the Lifezone Ordinary Shares during such period is equal to or exceeds $16.00 per share for any 20 Trading Days (which may or may not be consecutive) during a 30-consecutive Trading Day period.
“Trigger Events” means, collectively, Trigger Event I and Trigger Event II.
“TZS” Tanzanian Shillings.
“U.S. dollar” or "USD" or $” means the legal currency of the United States.
“U.S. GAAP” means Accounting Principles Generally Accepted in the United States of America.
“VAT” means Value-Added Tax.
“VWAP” means volume-weighted average price.
“Warrants” means, collectively, the Private Placement Warrants and the Public Warrants.
“ZAR” means South African Rand.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
Some of the statements contained in this Annual Report (including information incorporated by reference herein, this Annual Report) constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), regarding, among other things, the plans, strategies and prospects, both business and financial, of Lifezone Metals. These statements are based on the beliefs and assumptions of the management of Lifezone Metals. Although Lifezone Metals believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, Lifezone Metals cannot assure you that it will achieve or realize these plans, intentions or expectations.
Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” or similar expressions; provided that the absence of these does not mean that a statement is not forward-looking.
In addition, statements of belief and similar statements reflect the beliefs and opinions of our management on the relevant subject, and are based upon information available to such parties, as applicable, as of the date of this Annual Report, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that our management has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.
Forward-looking statements contained or incorporated into this Annual Report include, but are not limited to, statements regarding future events, the estimated or anticipated future results of Lifezone, future opportunities for Lifezone, including the efficacy of the Hydromet Technology and the development of, and processing of mineral resources at, (amongst other things), the Kabanga Nickel Project, and other statements that are not historical facts.
These statements are based on the current expectations of Lifezone's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone.
These statements are subject to a number of risks and uncertainties regarding Lifezone's business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, and business conditions, including but not limited to economic and operational disruptions; the development and processing of mineral resources at the Kabanga Nickel Project, including the timing of delivery and results of the pending Definitive Feasibility Study and the agreement and finalization of the joint financial model relating to the Kabanga Nickel Project which will underly the equitable economic benefits allocation; obtaining additional capital, including use of the debt market, future capital requirements, and sources and uses of cash; maintaining key strategic relationships with partners and customers; the timing and significance of contractual relationships; the outcome of any legal proceedings that may be instituted against Lifezone; risks related to the rollout of Lifezone's business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; the acquisition, maintenance, and protection of intellectual property; the ability of Lifezone to achieve projections and anticipate uncertainties relating to its business, operations, and financial performance, including expectations with respect to financial and business performance, future operating results, financial projections, and business metrics; expectations regarding product and technology development and pipeline, market size, and the competitive landscape; the ability to develop, design, and sell differentiated products and services; expectations regarding future acquisitions, partnerships, or other relationships with third parties; executing its growth strategy, managing growth profitably, and retaining key employees; upgrading, maintaining, and securing information technology systems; maintaining the listing of its securities on a United States national securities exchange; complying with applicable laws and regulations, including privacy regulation; anticipating the impact of, and responding to, new accounting standards; meeting future liquidity requirements and complying with restrictive covenants related to long-term indebtedness; and dealing effectively with litigation, complaints, and/or adverse publicity.

Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements which speak only as of the date hereof. You should understand that the following important factors, in addition to those referred to under the heading “Risk Factors” and elsewhere in this Annual Report, could affect the future results of Lifezone, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this Annual Report.
New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can the parties assess the impact of all such risk factors on us, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements. Lifezone undertakes no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART I
ITEM 1 A: DIRECTORS AND SENIOR MANAGEMENT
Not Applicable
ITEM 1 B: ADVISERS
Not Applicable
ITEM 1 C: AUDITORS
Not Applicable
ITEM 2 A, B: OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable
ITEM 3 A, B, C: KEY INFORMATION
Not Applicable
ITEM 3 D: RISK FACTORS
Investing in our securities involves a high degree of risk. Before making an investment decision, you should consider carefully the risks and uncertainties described below. Our business, operating results, financial condition or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occurs, our business, operating results, financial condition and prospects could be adversely affected. In that event, the market price of the Lifezone Ordinary Shares could decline, and you could lose part or all of your investment. The risks discussed below may not prove to be exhaustive and are based on certain assumptions that later may prove to be incorrect or incomplete. Lifezone Metals and its subsidiaries may face additional risks and uncertainties that are not presently known to such entity, or that are currently deemed immaterial, or which may prove difficult to mitigate against, and also impair our business or financial condition.
The following discussion should be read in conjunction with the sections entitled “Cautionary Note Regarding Forward Looking Statements,” “Item 5 - Operating and Financial Review and Prospects” and the financial statements of Lifezone Metals and the Notes thereto included herein, as applicable.
Summary of Risk Factors
An investment in our securities involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in Lifezone Metals include, among other things, the following:
Risks Related to Operational Factors
•The ability to obtain the significant additional capital required to fund Lifezone’s business, including via the proposed T2 Option Investment from BHP.
•The impact on Lifezone’s business of geopolitical conditions and social, economic and political stability in the areas in which it operates, including in Tanzania.
•The absence of any operating history at Lifezone on which to evaluate Lifezone’s business and prospects.
•The significant governmental regulations to which Lifezone is subject.

•The risk of required consents, approvals and permits not being forthcoming in time or being changed or revoked, resulting in increased costs and in delays compared to earlier company statements or market expectations.
•Risks related to Lifezone’s acquisitions, partnerships and joint ventures, including the PGM recycling project with Glencore.
•Changes in consumer demand, preference and market prices for metals and products relevant to Lifezone’s business.
•The ability to retain and compete for employees, exploration, resources, capital funding, equipment and contract exploration, development and construction services.
•Risks related to increased costs as the result of inflation or otherwise and changes in interest rates and exchange rates.
•The ability to implement Lifezone’s business strategies.
•Risks related to litigation, tax and other regulatory actions, including our ability to receive VAT refunds in the jurisdictions we operate in and the outcome of the negotiated settlement of withholding tax payments related to Tanzanian legacy entities.
•Lifezone’s reliance on third-party operators, providers and contractors.
•Risks related to Lifezone’s holding company structure, as a foreign private issuer incorporated in the Isle of Man.
•Risks related to any assertion of control by governments, for strategic and economic reasons, over natural resources located in their territory.
•The impact of accidents, safety incidents, natural disasters, public health, riots or political crises or other catastrophic events.
•Inaccuracies in Lifezone’s assumptions and analyses on which projections or forecasts are based.
Risks Related to the Hydromet Technology and Intellectual Property
•Lifezone’s ability to obtain, maintain, protect or enforce its intellectual property rights and know-how.
•Risks related to the lack of prior deployment of Lifezone’s proprietary technology at a commercial scale and the ongoing development of its technology.
•Risks related to delays in connection with further development of Lifezone’s proprietary technology.
•The ability to find licensees for Lifezone’s Hydromet Technology and its professional and technical services.
•Increases in capital costs for development of recycling processing projects.
•Demand and market prices for PGMs.
•The risk of the project being delayed, not being economically viable or Lifezone not being able to raise sufficient funds to execute the project
Risks Related to the Metals Extraction Operations
•Changes in the market price of nickel, cobalt and copper.

•The risk of feasibility studies producing low projected project valuations or investor returns impacting the ability to raise further funds and continuing with these projects, leading to impairments of past investments.
•Community unrest and/or in-migration risk.
•The ability to replace the Mineral Resources on the area covered by the SML as it depletes.
•Lifezone’s concentration of metals extraction operations in one location.
•Differences in Lifezone’s Mineral Resource Estimates from mineral reserves and final quantities recovered, inaccuracies in estimates of life-of-mine and market price fluctuations and changes in operating and capital costs, which may render mineral extraction uneconomic.
•The highly speculative nature of Lifezone’s exploration activities.
•Lifezone’s reliance on governmental approvals and permits for its metals extraction business and the risk of alterations, suspension or cancellation thereof.
Risks Relating to Lifezone Metals Operating as a Public Company
•Failure of an active and liquid market to develop for Lifezone Ordinary Shares and fluctuations in the market price thereof.
•Lifezone Metals identifying an error in any of its financial statements or a material weakness in its internal control over financial reporting.
•Risks related to Lifezone Metals’ status as a public company, including increased costs and compliance with corporate governance and internal control requirements.
•Risks related to Lifezone Metals’ status as an “emerging growth company” and the reduced disclosure requirements applicable thereto.
•Risks related to Lifezone Metals’ status as a “foreign private issuer”, including Exchange Act reporting obligations and New York Stock Exchange (“NYSE”) corporate governance rules that, to some extent, are more lenient and less frequent than those of a United States domestic public company.
•The potential classification of Lifezone Metals as an inadvertent investment company for the purposes of the United States Investment Company Act of 1940, as amended (the "ICA").
Risks Related to Sustainability
•Risks associated with failure, or perceived failure, to operate in a responsible, transparent and sustainable manner and failure to provide benefits and mitigate adverse impacts to affected communities and maintain our social license to operate.
•The risk of a negative market reaction if Lifezone does not comply with sustainability standards, frameworks and regulations or if Lifezone mismanages sustainability-related risks and opportunities and if they are not disclosed properly.
•Regulations and pending legislation governing issues involving climate change could result in increased operating costs, delays in project execution or lack of funding.
Risks Related to Operating in foreign jurisdictions, including Tanzania
•Perceptions of risks of operating in developing countries or emerging markets, such as Tanzania.

•Potential risks related to litigation, taxation and other regulatory actions, including our ability to receive value-added tax refunds and the outcome of the negotiated settlement of withholding tax payments related to Tanzanian legacy entities.
•Potential risks associated with water use and tailing storage regulations in Tanzania.
•Potential lack of required infrastructure to begin construction, production and export of products, causing delays and increased capital and operating costs, negatively impacting the financial conditions of Lifezone.
•Risk of impacts from laws and regulations applicable to foreign-owned companies and barriers to foreign investment in Tanzania.
•The potential impact of currency controls and wider fiscal regulations on the operations of the business and the ability to fund projects.
•Potential risk of the downgrading of Tanzania’s debt rating by an international rating agency, or an increase in interest rates in Tanzania, impacting our ability to issue or use letters of credit.
Risks Related to Ownership of Lifezone Metals' Securities
•The ability of Lifezone Metals to continue to list its securities on the NYSE and comply with the NYSE’s continued listing standards.
•The potential dilution of shareholders from Lifezone Metals issuing additional equity in the future.
Risks Related to Operational Factors Affecting Lifezone
We will require significant additional capital to fund our business, and no assurance can be given that such capital will be available at all or available on terms acceptable to us.
Subject to completion of the pilot program, feasibility study, legal agreements and FID, the partnership with Glencore for recycling PGMs in the US could require more than the initially estimated capital expenditures to construct a recycling facility. The accuracy of any estimate will likely be increased following the completion of the feasibility study.
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
We expect to materially increase our capital expenditures to support the growth of our business and operations in Tanzania, including funding the Definitive Feasibility Study which will provide capital expenditure estimates in accordance with industry standards.
We received an initial investment on December 24, 2021, from BHP of $10 million in LZL and $40 million in KNL, and a further investment of $50 million by BHP in KNL on February 15, 2023, with such investment proceeds into KNL to be used for the ongoing funding requirements of the Kabanga Nickel Project in accordance with a budget agreed between KNL and BHP. However, our ability to develop the Kabanga Nickel Project requires significant further funding.
Pursuant to the T2 Option Agreement entered into between BHP, LZL and KNL, BHP has the option to consummate a further investment in KNL, subject to certain conditions being satisfied, including the satisfactory completion of, and agreement on, the Definitive Feasibility Study, agreement on the joint financial model (to be agreed between Lifezone, BHP and the Government of Tanzania as described in the Framework Agreement which will guide the management and operations of TNCL and the TNCL Subsidiaries) in respect of the Kabanga Nickel Project, the amendment of the articles of association of the TNCL Subsidiaries to remove the free-carried interest rights of the

Government of Tanzania in the TNCL Subsidiaries and receipt of any necessary regulatory and tax approvals. Before closing of the T2 Option Investment, a waiver is required from the Government of Tanzania that exempts a capital gains tax event (under Section 56 of the Tanzania Income Tax Act) being applied to BHP’s T2 Option Investment.
BHP is under no obligation to make such an additional investment regardless of the outcome of the ongoing Definitive Feasibility Study or agreement on the Joint Financial Model. We cannot assure you that the conditions for such investment by BHP will be met or that the investment will ultimately materialize. For more information see “— Extraction of minerals from identified nickel deposits may not be economically viable and the development of our mineral project into a commercially viable operation cannot be assured".
Our base case is for BHP to develop the Kabanga Nickel Project and operate the mine. If the T2 Option Investment is not made by BHP, we expect that we would continue developing the Kabanga Nickel Project with additional funding through debt or equity financing, and monetizing the offtake from the project and/or royalty streams, and we may also explore the introduction of other strategic partners for the project. However, there can be no assurance that we will be able to raise such additional funds on favorable terms or at all. As we will require significant additional capital to fund our business, our management regularly evaluates potential sources of liquidity; however, the early stage nature of our business may make any potential equity or debt investors unwilling to provide us with the necessary funds. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our operations. We may also have to sell existing assets, such as rights to our Hydromet Technology or interests in the Kabanga Nickel Project or other projects, which would dilute our interests in such assets and any returns therefrom.
If we are unable to exercise sufficient control over the operations of KNL or if the operations of KNL are not as successful as expected, or we do not receive sufficient economic benefits from the Kabanga Nickel Project, the trading price of Lifezone Metals could be adversely affected. In addition, even if we are able to raise such funds, this may take considerably more time than the timeline under the T2 Option Agreement. If Lifezone Metals raises such funds in the form of equity financing, the shareholders of Lifezone Metals at the time may be further diluted. Further, under the A&R Articles of Association, the holders of Lifezone Ordinary Shares will not be entitled to any pre-emptive rights or anti-dilution rights. Any failure to raise the necessary funds or delays in any fundraising could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.
The Kabanga mining and refining operations will also require significant ongoing maintenance expenditures. For further details, see “Item 5 - Operating and Financial Review and Prospects.”
We may also require additional capital to fund acquisitions going forward. On September 5, 2022, LZL entered into a non-binding term sheet with Harmony Minerals Limited and Dutwa Minerals Limited, which was subsequently amended and restated on April 27, 2023, pursuant to which we may acquire all the tangible assets and all registered and unregistered intellectual property related to the Dutwa Nickel Project in Tanzania (excluding the Ngasamo deposit in the Dutwa Nickel Project area). The Dutwa Acquisition is subject to the parties completing negotiations and agreeing commercial terms, entering into definitive documentation and, completing various other conditions, including Lifezone entering into a framework agreement with the Government of Tanzania in respect of the Dutwa Nickel Project, similar to the Framework Agreement entered into in respect of the Kabanga Nickel Project. In the event we proceed with the Dutwa Acquisition, pursuant to the terms of the amended and restated term sheet, which is non-binding, we may have to make further payments, in addition to the non-refundable deposit amounting to $400,000 which was paid on September 12, 2022. Exclusivity in relation to the Dutwa Acquisition expired on July 27, 2023. Negotiations are on-going, and there can be no assurance that the Dutwa Acquisition will be completed.
Finally, we may have additional capital requirements to the extent we identify and decide to proceed or accelerate exploration activities, evaluate or develop future metals extraction operations, or take advantage of opportunities for acquisitions, joint ventures or other business opportunities. We may also incur major unanticipated expenses and liabilities or our cost estimates could prove to be inaccurate. There can be no assurance that we will be able to obtain necessary financing in a timely manner, on acceptable terms, if at all.
Our business is based on, among other things, expectations as to future capital expenditures, and if we are unable to fund those capital expenditures, as a result of our operations being unable to generate sufficient cash flow or as a result of difficulties in raising debt or equity funding, we will not be able to commence operations, expand our intellectual property licensing business or generate revenue or be able to develop future capital projects or undertake investments, and this may have a material adverse impact on the carrying value of our exploration and evaluation assets and the investment of Lifezone Metals in its subsidiaries. In addition, we may be unable to develop new capital projects so as to continue production at cost-effective levels. Furthermore, any such reduction in capital expenditures may cause us to forgo some of the benefits of any future increases in commodity prices, as it is generally costly or impossible to resume production immediately or complete a deferred expansionary capital expenditure project, and we may not be able to follow our rights we may have in equity and debt participation in subsidiary companies, all of which may adversely affect the longer-term results of operations or financial condition.
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
Any future debt we incur and other agreements we enter into may contain, among other provisions, covenants that restrict our ability to finance future operations or capital needs or to engage in other business activities. Given the long-term nature of such agreements, these covenants and restrictions may present material constraints on our operational and strategic flexibility and may preclude us from entering into strategic transactions that would be beneficial to us. A breach of any of these covenants could result in an event of default under the relevant agreement, and any such event of default or resulting acceleration under such agreements could result in an event of default under other agreements. Further, the lenders in respect of such debt may require hedging of some or all of the future metal output which may impose additional restrictions on us.
Our development, growth, future profitability and ability to continue our operations may be impacted by geopolitical conditions and regulatory changes, including in Tanzania.
Our proposed metals extraction operations are planned to be located in Tanzania and, to date, is a project that is intended to license our Hydromet Technology. Changes to, or increased instability in the economic, political or social environment in Tanzania as a result of upcoming elections, including the Tanzanian general election in 2025, could create uncertainty and instability that discourages investment in Tanzania or the wider region and may adversely affect future investments in Lifezone Metals and increase pressure from communities and stakeholders. In addition, socio-political instability and unrest may also disrupt our business, compromise safety and security, increase costs, affect employee morale, impact our ability to deliver our operational plans, create uncertainty regarding mining licenses and cause reputational damage, lead to adverse regulatory changes, any of which could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.
Further, we may face additional regulatory hurdles or an increase in taxation due to changes in the political regime. For instance, under a previous government in Tanzania, taxes and levies were increased on companies in certain industries, including the mining, telecom and shipping industries.
Shortage of critical skills and industrial expertise in Tanzania remain issues that impact the local economies and the execution of large-scale development projects, like the Kabanga Nickel Project. Several other political and economic factors have led, and may continue to lead, to further downgrades in national credit ratings, and may adversely affect the Tanzanian metals extraction industry as a whole, as well as our operations. Any negative impact on the Tanzanian economy could adversely affect our business, financial condition, results of operations, prospects or liquidity.
In addition, instability in the financial services industry and rising inflation risks may result in unavoidable uncertainties and events that could negatively affect the risk appetite for investments in the equity markets and in Tanzania and metals extraction companies in particular; cause volatility in currency exchange rates, commodity prices, interest rates and worldwide political, regulatory, economic or market conditions; and contribute to instability in political institutions, regulatory agencies and financial markets. Any of these factors could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.
The United States and other countries may implement actions, including trade actions, tariffs, export controls, and sanctions, against other countries or localities, which along with any retaliatory measures could increase costs, adversely affect our operations, or adversely affect our ability to meet contractual and financial obligations.

We have no operating history on which to base an evaluation of our business and prospects and an evolving business model, which raises doubts about our ability to achieve profitability. There is also an absence of profitable operations in recent periods.
We have no operating history upon which an investor can evaluate our prospects. While LZL was established in 2008 and KNL was incorporated in 2019, no active refinery has licensed our Hydromet Technology and KNL has not operated any metals-producing properties. As of the date of this Annual Report, the only recent source of revenue for LZL has been consulting fees received from joint ventures and third parties and fees from third-party customers following the Simulus Acquisition. These revenues have been immaterial compared to the funds required to develop the Kabanga Nickel Project. As a young business, we are unable to give potential investors any historical basis on which they can evaluate a potential investment. There is also an absence of profitable operations in recent periods.
Production from the Kabanga Nickel Project has yet to begin, and our activities at Kabanga as of the date of this Annual Report have been largely focused on raising capital, organizational matters, staffing, studies and technical assessments, permitting work, limited early works and community development, the setting up of required infrastructure in anticipation of commencing the construction and ultimately the production at the Kabanga Nickel Project. Further, once the Kabanga Nickel Project is commissioned, production is expected to be ramped up to its maximum capacity in a phased manner. As an organization, we have not yet demonstrated an ability to successfully mine the mineral resources necessary for successful commercialization, or enter into offtake agreements with third parties. Consequently, any predictions about our future success or viability may not be as accurate as they could be had we had an operating history. Our operations are subject to the risks inherent in the establishment of a new large-scale business enterprise, including access to capital, successful implementation of our business plan, and limited revenue from operations. We cannot assure you that our intended activities or plan of operation will be successful or result in revenue or profit to us and any failure to implement our business plan may have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity. We have encountered, and may continue to encounter, unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives.
We are subject to significant governmental regulations that affect our operations and costs of conducting our business and may not be able to obtain all required permits and licenses to place our properties into production.
Our exploration, development and refining activities are subject to laws and regulations governing various matters. These include laws and regulations relating to environmental protection, including emissions, the management of natural resources, management and use of hazardous substances and explosives, exploration and development of mines, production and post-closure reclamation and rehabilitation, imports and exports, price controls, repatriation of capital and exchange controls, taxation, mining royalties, labor standards and occupational health and safety, including mine safety and historic and cultural preservation.
The costs associated with compliance with these laws and regulations are substantial. Possible future laws and regulations, and potential changes to existing laws and regulations, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our metals extraction assets and those of other companies using our Hydromet Technology. Our operations require licenses and permits from various governmental authorities related to the establishment of our planned facilities, to the production, storage and distribution of our mined products, and to the disposal and storage of wastes and rehabilitation of worked-out and abandoned sites. Such licenses and permits are subject to change in various circumstances at any time and there can be no guarantee that we will be able to obtain or maintain all necessary licenses and permits. See “Description of the Kabanga Nickel Project”.
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
Environmental, social, health and safety laws and regulations change frequently (due to general amendments or amendments brought about as a result of case law) and are generally becoming more stringent across the global metals extraction industry. If our environmental or social compliance obligations were to change as a result of changes to the legislation or in certain assumptions we make to estimate liabilities, or if unanticipated conditions were to arise in connection with our operations, our expenses and provisions and timelines would increase to reflect these changes. If material, these expenses and provisions could adversely affect our business, operating results and financial condition.

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
An ESIA process is integral to obtaining approvals, and challenges in preparing a comprehensive and compliant ESIA may lead to delays or denials. In addition, the relevant authorities may issue administrative directives and compliance notices in the future to enforce the provisions of the relevant statutes to take specific mitigating measures, continue with those measures and/or complete those measures. The authorities may also order the suspension of part, or all of, our operations if there is non-compliance with legislation. Contravention of some of these statutes may also constitute a criminal offence and an offender may be liable for a fine or imprisonment, or both, in addition to administrative penalties. Local communities and stakeholders may express concerns or opposition to resource projects on environmental grounds. Opposition may lead to legal challenges, delays in approvals, or reputational damage. Effectively managing relationships with local communities and stakeholders is imperative to mitigate the risk of project disruptions. As a result, the occurrence of any of these events may have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.
Acquisitions, strategic partnerships, joint ventures and other partnerships, including offtake agreements, may not perform in accordance with expectations, may fail to receive required regulatory approvals or may disrupt our operations and adversely affect our credit ratings and profitability.
We have entered, and in the future expect to enter, into joint ventures, strategic partnerships, partnership arrangements, acquisition agreements or offtake agreements with other parties in relation to our metals extraction business and our intellectual property licensing business. Any failure of other parties to meet their obligations to us or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on us, the development and operations of our metals extraction business, including the Kabanga Nickel Project, and the intellectual property licensing business, and future joint ventures, if any, or their properties, and therefore could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.
For further details, see “Risk Factors — Risks Related to Operational Factors Affecting Lifezone Metals — The T2 Option Investment by BHP into KNL is subject to negotiation, approval and various conditions, such as receiving favorable results of the Definitive Feasibility Study, and may not be consummated. Further, BHP may choose not to invest in KNL regardless of the outcome of the Definitive Feasibility Study. Failure to receive these funds or to not have BHP’s involvement could result in delays to the development of the Kabanga Nickel Project and further have an adverse effect on KNL.”
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

We may also enter into offtake or marketing agreements with respect to the products that will be produced at our projects, including the Kabanga Nickel Project. However, we may not realize the expected benefits from such arrangements. We may not, however, be able to identify appropriate or acceptable offtake partners, including those which may be acceptable to BHP, and our efforts to identify such targets may result in a loss of time and financial resources. In addition, we may not be able to negotiate successfully, or enter into an agreement on favorable terms, with an offtake partner. No offtake commitments were signed in 2024.
As we do not own the entire interest in our technology licensing, refinery and metals extraction businesses, other shareholders in such businesses, such as SRL, BHP and Glencore, particularly if BHP makes a further investment in KNL, will be able to influence the operations at the respective businesses and significant corporate actions.
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
For the partnership with Glencore for recycling PGMs in the US, execution of the project is subject to the successful completion of Phase 1 deliverables, which includes a pilot program, feasibility study, legal agreements and FID by both parties. If Phase 1 is successful, a commercial scale PGM recycling facility will be developed, majority owned by Lifezone Metals, with Glencore being the sole off-taker of refined PGMs from the facility. Glencore would also provide a working capital facility to fund the operations. If Lifezone Metals is unable to achieve economic PGM recovery rates, deliver on-spec materials to Glencore or there are delays or there is an event of default or a covenant breach of the working capital facility, this could pose a material risk for Lifezone Metals’ interest in the partnership.
Our subsidiary, KNL, holds 84% of the interest in TNCL, where the Government of Tanzania holds the remaining 16%. Further, pursuant to BHP’s investment in KNL in 2021 and the T1B Investment, BHP currently owns 17% of the shareholding of KNL. Additionally, for strategic reasons to facilitate the development of the Kabanga Nickel Project, pursuant to the T2 Option Agreement, BHP has the option to consummate a further investment in KNL, subject to certain conditions as discussed elsewhere in this Annual Report. For further details, see “Lifezone Metals’ Business — Material Contracts — Arrangements with BHP — T2 Option — T2 Option Agreement.” In the event the T2 Option Investment is consummated, BHP would own a majority equity interest in KNL (representing a 51% indirect interest in TNCL) and we would indirectly hold the remaining equity interest, and KNL would cease to be a majority-owned subsidiary of Lifezone Metals from that time onwards. Accordingly, Lifezone Metals’ shareholders’ indirect interest in KNL would be diluted following the consummation of the T2 Option Investment, and the economic benefit therefrom attributable to Lifezone Metals would decrease proportionally. While we expect that we would continue to have significant influence on the day-to-day operations of KNL, including through appointment of two of the board members if we own at least 15% of the voting rights of KNL (or one of the board members if we own at least 10% but less than 15% of the voting rights of KNL) and significant veto rights at the board level (including over approval of the annual budget and business plan, acquisitions and disposals outside of the annual budget or business plan over certain de minimis thresholds, entry or amendment of certain agreements or transactions outside of the annual budget or business plan over certain de minimis thresholds, changes to the dividend policy, removal of directors and approval of certain related party transactions) and shareholder level (including over material changes or cessation of the business, altering the constitution, winding up or merging of any of the companies forming part of KNL’s group or any public offering or listing of any of the companies forming part of KNL’s group), BHP would have majority ownership and day to day operatorship of KNL and our base case is for BHP to develop the Kabanga Nickel Project and operate the mine in this situation. Additionally, BHP’s investment in KNL is its first investment in Africa in the last several years and the Kabanga Nickel Project is a greenfield project, which may require additional expertise and investment on BHP’s part. If we are unable to exercise sufficient control over the operations of KNL or if the operations of KNL are not as successful as expected, the trading price of Lifezone Metals could be adversely affected. Accordingly, BHP will be able to influence the operations at the respective businesses and initiate or influence significant corporate actions. We cannot assure you that this will not lead to conflicts over decision making at such businesses.
A delay in our delivery of the Kabanga Nickel Project Definitive Feasibility Study and Joint Financial Model could negatively impact our business and our results of operations and cash flows.
We require a substantial amount of capital to progress and develop our metals extraction business. Our ability to develop the Kabanga Nickel Project requires significant further funding. Pursuant to the T2 Option Agreement entered into between BHP, LZL and KNL, BHP has the option to consummate a further investment in KNL, subject to certain conditions being satisfied, including the satisfactory completion of, and agreement on, the Definitive Feasibility Study. BHP is under no obligation to make such an additional investment regardless of the outcome of the ongoing Definitive Feasibility Study. A delay in the delivery of the Definitive Feasibility Study will require working capital funding while the study is being completed, has the potential to erode the trust of our investors, and will adversely affect the overall prospects of our businesses, impacting on our overall financial performance and our ability to attract future funding.
In the event that there is a delay in our delivery of the Kabanga Definitive Feasibility Study or the Joint Financial Model to be agreed upon between Lifezone, BHP and the Government of Tanzania, we may lose any future investment tranches from BHP. Alternatively, BHP may choose to divest its investment in KNL. Our current business strategy relies on the T2 Option Investment by BHP. Our base case is for BHP to develop the Kabanga Nickel Project and operate the mine. If the T2 Option Investment is not made by BHP, we expect that we will continue developing the Kabanga Nickel Project with additional funding through debt or equity financing and monetizing the offtake from the project and/or royalty streams, and we may also explore other strategic partners for the project. However, there can be no assurance that we will be able to raise such additional funds on favorable terms or at all.
The T2 Option Investment by BHP into KNL is subject to negotiation, approval and various conditions, such as receiving favorable results of the Definitive Feasibility Study, and may not be consummated. Further, BHP may choose not to invest in KNL regardless of the outcome of the Definitive Feasibility Study. Failure to receive these funds or to not have BHP’s involvement could result in delays to the development of the Kabanga Nickel Project and further have an adverse effect on KNL.
Our operations, and specifically the metals extraction operations, will be capital intensive. We require and will continue to require significant additional capital to fund our business, including to develop the Kabanga Nickel Project into a sustainable and operational nickel mine and refinery. Pursuant to BHP’s investment in KNL in 2021 and the T1B Investment on February 15, 2023, BHP currently owns 17% of the shareholding of KNL, having cumulatively invested $90 million directly in KNL. Additionally, for strategic reasons to facilitate the development of the Kabanga Nickel Project, pursuant to the T2 Option Agreement, BHP has the option to consummate a further investment in KNL, subject to certain conditions being satisfied.
While our senior management has substantial experience in the industry and with respect to operating projects such as the Kabanga Nickel Project, BHP’s increasing involvement with the Kabanga Nickel Project, given its reputation and experience, is a key component of our current plans to develop the Kabanga Nickel Project and our current business strategy relies on the T2 Option Investment by BHP. In July 2023, BHP made a public announcement that it will temporarily be suspending its nickel division in Australia, namely its Nickel West operations and West Musgrave project, from October 2024. BHP has stated that it intends to review this decision by February 2027. BHP may determine not to restart its nickel operations in Australia and potentially also to remove nickel entirely from its business plan going forward. This could in turn impact BHP’s involvement in the Kabanga Nickel Project.
If the T2 Option Investment is not made by BHP, we expect to continue developing the Kabanga Nickel Project with additional funding through debt or equity financing, monetizing the offtake from the project and/or royalty streams and we may also explore other strategic partners for the project. However, until such time as BHP completes the T2 Option Investment, uncertainty will exist as to the economic viability of our business. In the event that any future feasibility studies, including the Definitive Feasibility Study, have negative conclusions or are materially delayed, we may lose any future investment tranches from BHP or BHP may choose to divest its investment in KNL. Further, there may be disagreements between us and BHP in relation to the outcome of the Definitive Feasibility Study or in relation to the satisfaction of any other conditions involved in the T2 Option Investment. In such case, we could lose not only the additional financing from BHP, but also its mining expertise. Any loss in additional financing or mining expertise may result in a material and adverse effect on our business, financial condition, results of operations, prospects or liquidity. Further, KNL and LZL will enter into the T2 Option Shareholders’ Agreement with BHP upon closing of the T2 Option Investment in respect of KNL and its subsidiaries. The T2 Option Shareholders’ Agreement contains, among other things, customary pre-emption rights provisions applying to new issues and transfer of KNL’s ordinary shares and tag-along and drag-along conditions. If BHP were to exercise any of such rights, we may have to sell all or part of our equity interest in KNL.
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
If the Definitive Feasibility Study produces a low net present value this could result in a lower funding amount provided under the T2 Option Investment, resulting in a need for additional capital to fund our business, which could adversely impact our financial condition and impact investor confidence.
The net present value published as part of our Definitive Feasibility Study depends on various technical and economic assumptions relating to the Kabanga Nickel Project, including production rates, metal recoveries, operating and capital costs, metal prices, tax rates and discount rates, and the time to bring the operations into production. The net present value is particularly sensitive to metal prices and prices for nickel, copper and cobalt have historically been variable. Nickel prices are currently depressed and might be low for a prolonged period of time at the back of increasing supply from Indonesia. This is just one example of how the value of our flagship project could be impacted negatively and how valuation expectations might not be met at the time we publish our Definitive Feasibility Study. A low valuation would be indicative of a low internal rate of return of the future investment, negatively impacting our financial condition, our share price and our ability to raise equity and debt funding.
If the Definitive Feasibility Study produces a low net present value, it would also reduce the amount of the T2 Option Investment or prompt BHP not to exercise its option. The T2 Option Investment in such a scenario might not provide sufficient enough capital to support the development of the Kabanga Nickel Project, making the project highly dependent on the market conditions in international capital markets. If we have to develop and fund the Kabanga Nickel Project without the support of BHP, we will seek additional funding through debt or equity financing and monetizing the offtake from the project and/or royalty streams, and we may also explore other strategic partners for the project. However, there can be no assurance that we will be able to raise such additional funds on favorable terms or at all, regardless of the quality of the project.
The T2 Option Agreement includes certain restrictive covenants in relation to the Kabanga Nickel Project and Lifezone Limited during the period prior to the exercise of the Option under the T2 Option Agreement, which may limit our ability to explore other growth opportunities.
KNL and LZL entered into the T2 Option Agreement, pursuant to which KNL will (at BHP’s option) receive investment from BHP by way of an equity subscription forming the T2 Option Investment (the “Option”). The Option grants BHP the right, subject to certain conditions (summarized below), to subscribe for the required number of shares in KNL that, in aggregate with its existing KNL holdings, would result in BHP indirectly owning 51% of the total voting and economic equity rights in TNCL on a fully diluted basis. For further details, see “Lifezone Metals’ Business — Material Contracts — Arrangements with BHP — T2 Option — T2 Option Agreement.” Pursuant to the T2 Option Agreement, KNL and LZL will be subject to certain restrictive covenants in relation to marketing and offtake in respect of the Kabanga Nickel Project and LZL prior to the exercise of the Option, including:
•    a restriction on entering into off-take agreements with third parties in relation to more than 40% of, in aggregate, of the total contained nickel, cobalt and copper production from the Kabanga Nickel Project;
•the terms of such off-take agreements must be materially consistent with certain pre-determined criteria agreed between KNL and BHP, and KNL shall seek BHP’s input in respect of any material variances from the criteria; and
•the third party off-taker must also make an investment in LZL or any affiliate of LZL either as part of the Business Combination or at the same time as entering into an off-take agreement.
Further, prior to closing of the T2 Option Investment, LZL, KNL and BHP have agreed to consult with each other prior to communicating with the Government of Tanzania in relation to the Kabanga Nickel Project, the T1B Subscription Agreement and the T2 Option Agreement. Accordingly, in the event BHP does not exercise the option under the T2 Option Agreement for an extended period of time, under the terms of the T2 Option Agreement, until such time as BHP does decide to exercise the option under the T2 Option Agreement we will need to comply with the T2 Option Agreement and as such would be restricted with respect to agreeing to offtake arrangements with other parties.

Changes in consumer demand and preference for metals relevant to us could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.
Because our revenue is for the foreseeable future expected to be derived from the sale of nickel, and to a lesser extent, cobalt, copper and PGMs, changes in demand for, and the market price of, and taxes and other tariffs and fees imposed upon, these metals and products related to these metals could significantly affect our profitability. Our financial results may be significantly adversely affected by declines in the prices of such base metals. Base metals and PGMs prices may fluctuate and are affected by numerous factors beyond our control such as interest rates, exchange rates, taxes, inflation or deflation, fluctuations in the relative value of the U.S. dollar against foreign currencies on the world market, shipping and other transportation and logistics costs, global and regional supply and demand for base metals or PGMs, potential industry trends such as competitor consolidation or other integration methodologies, and the political and economic conditions of countries that produce and procure base metals or PGMs. Protracted periods of low prices for base metals, PGMs and related products could significantly reduce revenues and the availability of required development funds in the future. This could cause substantial reductions to, or a suspension of, production operations, impair asset values and reduce our proven and probable nickel, cobalt and copper orebodies. Furthermore, supply side factors have a significant influence on price volatility for base metals and PGMs.
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
Our ability to commence operations, sustain existing activities, innovate, implement continuous improvement, or expand depends heavily on our ability to attract, develop and retain senior management and key employees with the requisite knowledge, skills, experience and other competencies. For additional information regarding our employees, see “Lifezone Metals’ Business — Employees.”

Our operations require employees with expertise in hydrometallurgical refining processes, particularly with respect to our Hydromet Technology. While this expertise is scarce globally, it is more pronounced in some of the countries where we operate, such as Tanzania. Further, as the adoption of our Hydromet Technology grows, such scarcity may be further exacerbated.
Our reliance on advanced hydrometallurgical processes necessitates comprehensive employee training programs. These programs may require long lead times, significant investment in infrastructure, and the development of internal training programs or partnerships. Such training programs will require additional infrastructure and working capital expenditure. Despite such efforts, we may face difficulties in recruiting and retaining appropriate senior management, technically skilled employees (including the employees trained by us) or other management personnel, as they may become valuable to competitors or seek other opportunities. This could necessitate increased remuneration packages, including higher base salaries, sign-on bonuses, and short- and long-term incentives.

Additionally, our ability to respond to these challenges is compounded by the need for robust succession planning, particularly for senior management and technical leadership roles. Failure to implement effective succession planning or retain adequately skilled personnel could adversely impact our ability to manage operations, achieve strategic objectives, and maintain competitive advantage. This risk applies not only to our operations in Tanzania but also to our operations in other jurisdictions, where similar challenges may arise due to local market dynamics or skill shortages.
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
A number of factors may adversely affect the labor force available or increase labor costs from time to time, including high employment levels, inflationary pressures and government regulations. A sustained labor shortage or increased turnover rates within our employee base could lead to increased costs, such as increased wage rates to attract and retain employees, and could negatively affect our ability to complete our metals extraction projects according to the required schedule or otherwise efficiently operate our businesses. Additionally, there is a risk of not meeting the local content requirements where an appropriately skilled workforce in the country is lacking. If we are unable to hire, train, upskill and retain employees capable of performing at a high level, our businesses could be adversely affected. An overall labor shortage, lack of skilled labor, increased turnover or labor inflation could have a material adverse impact on our business, financial condition, results of operations, prospects or liquidity.
Tanzanian laws and regulations require businesses to pay statutory employee benefits, including pensions, medical insurance (currently not mandatory in Tanzania, but proposed legislation may require mandatory medical insurance for employees and their immediate family), work-related injury insurance, and maternity insurance. While these represent minimum requirements, industry best practices often include broader benefits, such as family-inclusive medical insurance and education allowances for dependents, with failure to meet these expectations risking employee dissatisfaction, industrial disputes, and reputational harm.
Non-compliance with statutory obligations could result in fines, penalties or reputational damage which could impact our business. If the relevant authorities determine that our businesses are required to make supplemental social insurance and housing fund contributions or subject them to fines and legal sanctions, our business, financial condition and results of operations could be adversely affected. We expect labor costs, including wages and employee benefits, will continue to increase. Unless we can offset these through operational efficiency, workforce optimization, or by passing them on to customers, our financial performance may be adversely affected.
For further details, see “Risk Factors — Risks Related to Operational Factors Affecting Lifezone Metals — Our operations and profits may be adversely affected by labor unrest and union activity and compliance with labor legislation.”

The successful implementation of our business strategies and plans is dependent on the performance of our management and external factors. Any failure to implement our business strategies and plans may have a material adverse effect on our business and operations.
Our ability to successfully implement our business strategy and plans for our metals extraction business, the Kabanga Nickel Project and our intellectual property licensing business, and specifically the development of the partnership with Glencore for recycling PGMs in the US within our intellectual property licensing business, is dependent on the performance of our management. If our management is unable to execute on our business strategies, then our development, including the generation of revenues and our sales and marketing activities would be materially and adversely affected. In addition, our management may encounter difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any future growth. If we lose key members of our management team or are unable to replace or hire new management members with sufficient skill, experience and/or business relationships, this may have a material adverse effect on our management’s ability to implement our business strategy and plans. This could in turn have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.
We may be involved in litigation, and unfavorable decisions may be entered against our company, subsidiaries, management, and/or controlling shareholders in legal and administrative proceedings.
We, our subsidiaries, management and/or controlling shareholders, if any, may be subject to litigation, arbitration and other legal and administrative proceedings arising in the normal course of business and may be involved in disputes that may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental, social, community and health and safety concerns, share price volatility or failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty but could include negative publicity, costly damage awards or settlements, fines and the loss of licenses, concessions or rights, among other things. We may also become subject to claims from individuals who live in proximity of our projects based on alleged negative social impacts or health effects related to our operations. In addition, we may subsequently become subject to legal proceedings or claims contesting the development or operation of our projects. Further, in the event of a dispute, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the Isle of Man, Tanzania, the United Kingdom, Australia, and the US. An adverse or arbitrary decision of a foreign court could have a material adverse impact on our financial performance, cash flow and results of operations.
We currently rely on intellectual property laws as well as confidentiality procedures, cybersecurity practices and contractual provisions and restrictions, to protect the intellectual property rights and other proprietary rights relating to our products, proprietary processes and proprietary technology, including our Hydromet Technology. Despite efforts to safeguard and maintain our proprietary rights, there can be no assurance that we will be successful in doing so or that our competitors will not independently develop products or technologies substantially equivalent or superior to ours. Protecting or defending our intellectual property rights, determining the validity and scope of the proprietary rights of others, or defending against claims of infringement or invalidity may require litigation. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversions of management resources, either of which could have a materially adverse effect on our business, financial condition, results of operations, prospects or liquidity, see “— Risks Related to the Hydromet Technology and Intellectual Property.”
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
We have a footprint in a number of countries, including Tanzania, South Africa, the United Kingdom, Australia, US and the Isle of Man, and are subject to numerous tax regulations in various jurisdictions and are regularly examined in this regard. Changes in our global mix of earnings could affect our effective tax rate. Furthermore, changes in tax laws could result in higher tax-related expenses and payments. Legislative changes in any of the countries in which we operate could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. Additionally, the uncertain tax environment in some regions in which we operate may limit our ability to successfully challenge adverse determination by any local tax authorities. We operate in countries with complex tax rules, which may be interpreted in a variety of ways and could affect our effective tax rate. Future interpretations or developments of tax regimes or a higher than anticipated effective tax rate could have a material adverse effect on our tax liability, return on investments and business operations.
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
Our current base case business strategy involves the T2 Option Investment by BHP to develop the Kabanga Nickel Project and operate the mine. Operational difficulties at these mines, increased competition for contract miners, equipment and personnel from other metals extraction companies and other factors beyond our control could affect the availability, cost and quality of the nickel, cobalt and copper produced for us by the operator. Disruption in our supply of nickel, cobalt and copper could impair our ability to fill our customers’ orders or require us to pay higher prices to obtain the required nickel, cobalt and copper from other sources. Any increase in the per-ton compensation for services we pay for the production and marketing of nickel, cobalt, and copper products could increase our costs and therefore, lower our earnings and adversely affect our results of operations. While we would have certain contractual rights of oversight over the mine and influence over the day-to-day operations of the mine, if BHP makes the T2 Option Investment we will not fully control, and our employees will not participate in, the day-to-day operations of the mine. Additionally, if BHP does not make the T2 Option Investment and consequently does not provide financial support for the Kabanga Nickel Project or operate the mine, we may engage with another joint venture or offtake partner to undertake these roles and explore other sources of capital, which may, among other things, lead to substantial delays in the project timeline. There can be no assurance that such a joint venture or offtake partner willing to undertake such roles can be found in a timely manner or at all.
Further, the lack of availability of, or failure to properly perform services by, one or more third-party providers and contractors, which we depend on, could result in a decrease in our production (once commenced) or delays in the development of projects, which in turn could impact our results of operations and financial condition. In particular, certain resources are only available through a limited number of third parties, and lead times, work slowdowns, stoppages, or other labor-related developments or disputes involving such third parties or contractors are out of our control. Additionally, we are required to abide by local content regulations in Tanzania, pursuant to which we are required to work with select local suppliers that satisfy the local content requirements. In the event such requirements change or the local suppliers we currently work with cease to be eligible under such requirements, we may have to source the requisite materials from other local suppliers which may cause a disruption in our operations. There can be no assurance that we will be able to secure in a timely manner, on commercially acceptable terms or at all, the provision of all the services that we will need to execute our exploration and development plans, or that such arrangements (both current and planned) will be sufficient for our future needs or will not be interrupted. In addition, we may incur liability to third parties as a result of the actions of our contractors.
In addition, certain of the services we require are, or may in the future be, available on commercially reasonable terms only from a limited number of auditable and properly licensed providers, and we may encounter difficulties in securing the services of specialized contractors due to the high demand for those services. As a result, we are dependent on external contractors who are performing satisfactorily and fulfilling their obligations. While we are not aware of any specific matters, our business and development plans may be adversely affected by any failure or delay by third parties in supplying these services, any change to the terms on which these services are made available, or the failure of such third-party providers to provide services that meet our quality or volume requirements. If we are obliged to change the provider of such services, we may experience additional costs, interruptions to production, or other adverse effects on our business. There is a risk that we may not be able to find adequate replacement services on commercially acceptable terms, on a timely basis, or at all.
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
Organized labor dynamics in the metals extraction and related sectors are volatile and unpredictable, varying significantly across the jurisdictions in which we operate. Labor unrest risks may be influenced by local laws, union strength, and socio-political factors. These dynamics may result in operational disruptions, wage negotiations accompanied by lawful or unlawful strikes, work stoppages, picketing, sabotage, or other industrial actions. Activist unions and rivalries between unions may destabilize labor relations in our facilities and metals extraction operations, increasing the likelihood of unplanned labor action.
Even if our direct operations are not affected, labor unrest within our supply chain or among contractors and industry peers could disrupt critical activities, delay project timelines, or increase costs.
Significant labor disputes, whether internal or within the broader supply chain, could force us to shut down operations temporarily or incur higher costs to resolve disputes.
Evolving labor legislation in the jurisdictions where we operate could also impose additional costs or operational constraints. Non-compliance with labor laws, whether intentional or inadvertent, may have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.
For further details, see “— Risks Related to Operational Factors Affecting Lifezone Metals — Increased labor costs could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.”
If our operations do not perform in line with expectations, we may be required to write down the carrying value of our assets, which could affect any future profitability and our ability to pay dividends.

Under IFRS, we are required to test the carrying value of assets with an indefinite life, like goodwill or cash-generating units for impairment annually, or if there are indicators of impairment, and otherwise when we have reason to believe that the future cash flows generated by our assets may no longer support the carrying value of such assets. If the results of operations and cash flows generated by Simulus, our Hydromet Technology licensing or the metals extraction operations are deteriorating and may not support carrying values, we may be required to write down the carrying value of these assets partially or completely. Any write-down could materially affect our business, operating results, operations and financial condition.
We are subject to exchange rate and interest rate fluctuations, which may be harmful to our business. Further, our business, results of operations, and financial condition may be adversely affected by inflation.
We are exposed to exchange rate risk because we have assets and liabilities and future cash flows and earnings denominated in non-functional currencies. Our Kabanga operations are located in Tanzania. When operational, any output sold therefrom will be priced in U.S. dollar terms in international markets; however, we incur expenses in respect of the Kabanga operations in TZS. We also have personnel in the United Kingdom and Australia and accordingly incur related expenses in pound sterling and AUD, respectively. The impact on our results of any change in the TZS, pound sterling or AUD against the U.S. dollar exchange rate could be substantial. Inversely, any depreciation of such currencies against the U.S. dollar could have a positive impact on our financial results. We do not expect to enter into long-term currency hedging arrangements and thus will be mainly exposed to the spot market exchange rate. See “Item 5 - Operating and Financial Review and Prospects.”
Our holding company structure makes us dependent on the operations of our subsidiaries.
Lifezone Metals is a company limited by shares incorporated and registered under the laws of the Isle of Man. The material assets of Lifezone Metals are its direct and indirect equity interests in its subsidiaries. Lifezone Metals is, therefore, dependent on payments, dividends, distributions and royalty payments from its subsidiaries, and royalty payments from other clients, to pay its operating and other expenses and to pay future cash dividends or distributions, if any, to holders of the ordinary shares, and it may have tax costs in connection with any dividend or distribution. Furthermore, exchange rate fluctuations will affect the U.S. dollar value of any distributions our subsidiaries and joint ventures make with respect to our equity interests in those subsidiaries.
Due to an inadvertent administrative error during incorporation, the articles of association of each TNCL Subsidiary imply that the Government of Tanzania has a 16% interest in such TNCL Subsidiary in addition to the 16% non-dilutable free-carried interest in TNCL.
The Government of Tanzania and KNL entered into the Framework Agreement to jointly develop, process and refine the concentrate from the Kabanga Nickel Project. To achieve this objective, the Government of Tanzania and KNL set up a Tanzanian company, TNCL, which owns two Tanzanian subsidiary companies, TNMCL and TNRCL, to carry out mining operations and mineral refining, respectively. As of the date of this Annual Report, the SML has been issued to TNCL and the TNCL Subsidiaries do not have any operations or assets. The Framework Agreement provides for ownership by TNCL of the TNCL Subsidiaries as wholly owned subsidiaries and the share counts of the TNCL Subsidiaries reflect this correctly. However, whilst the register of members of each TNCL Subsidiary correctly records TNCL as holding 4,999 shares and the Government of Tanzania as holding 1 share, the articles of association of each TNCL Subsidiary incorrectly indicate that the Government of Tanzania holds a 16% interest and as such TNCL holds an 84% interest in each TNCL Subsidiary. Correcting the inadvertent error in the articles of association of the TNCL Subsidiaries will require the Government of Tanzania and TNCL to amend the articles of association of the TNCL Subsidiaries, which we expected to have occurred in 2024, but which has not occurred as of the date of this Annual Report. For more information, see “Lifezone Metals’ Business — Material Contracts — Arrangement with the Government of Tanzania — Framework Agreement.”
Under the terms of the Framework Agreement, KNL is expected to own an 84% indirect interest in each TNCL Subsidiary. However, as of the date of this Annual Report, due to the 16% non-dilutable free-carried interest held by the Government of Tanzania in each TNCL Subsidiary, KNL owns a 70.56% indirect interest in each TNCL Subsidiary. Until the articles of association of the TNCL Subsidiaries are amended to remove the Government of Tanzania’s 16% interest, the shareholders of Lifezone Metals indirect interest in the TNCL Subsidiaries will be diluted.
On February 8, 2023, the T2 Option Agreement was amended to provide that the valuation process in connection with the T2 Option Investment may not commence until the articles of association of the TNCL Subsidiaries are amended to remove the implied interest rights of the Government of Tanzania in the TNCL Subsidiaries. Amending the articles of association of the TNCL Subsidiaries will require cooperation from the Government of Tanzania. Until such time as BHP completes the T2 Option Investment, which under the terms of the amended T2 Option Agreement cannot occur until the articles of association of the TNCL Subsidiaries are amended, uncertainty will exist as to the economic viability of our business. For more information, see “— Risks Related to Operational Factors Affecting Lifezone Metals — The T2 Option Investment by BHP into KNL is subject to negotiation, approval and various conditions, such as receiving favorable results of the Definitive Feasibility Study, and may not be consummated. Further, BHP may choose not to invest in KNL regardless of the outcome of the Definitive Feasibility Study. Failure to receive these funds or to not have BHP’s involvement could result in delays to the development of the Kabanga Nickel Project and further have an adverse effect on KNL” and “— Risks Related to Operational Factors Affecting Lifezone Metals — The T2 Option Agreement includes certain restrictive covenants in relation to the Kabanga Nickel Project and LZL during the period prior to the exercise of the Option under the T2 Option Agreement, which may limit our ability to explore other growth opportunities.”
We expected that the Government of Tanzania would amend the articles of association of the TNCL Subsidiaries to provide that the TNCL Subsidiaries are wholly owned subsidiaries of TNCL in 2024. However, as of the date of this Annual Report, the Government of Tanzania has not done so and has not provided us with any written confirmation that it will amend the articles of association of the TNCL Subsidiaries. We cannot guarantee the Government of Tanzania will amend the articles of association of the TNCL Subsidiaries in a timely manner, or that any such amendment will occur at all. We may incur expenses in connection with the Government of Tanzania’s amendment of the articles of association of the TNCL Subsidiaries and we cannot guarantee that obtaining such amendments will not require legal proceedings. Any such legal proceedings could delay our ability to complete the development of the Kabanga Nickel Project in a timely manner or at all, or materially increase the costs associated with commencing or continuing operations at the Kabanga Nickel Project.
Our failure to comply with applicable anti-corruption, anti-bribery, anti-money laundering, economic and trade sanctions, and other similar laws and regulations could negatively impact our reputation and results of operations.
We and our associates are required to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include Isle of Man, Tanzanian, British, US and Australian anti-bribery and corruption legislation, as well as the laws of the other countries where we do business. These laws and regulations may restrict our operations, trade practices, investment decisions and partnering activities. These and other applicable laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from, among other things, corruptly offering, promising, authorizing or providing anything of value to “foreign officials” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. We are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and representatives into contact with “foreign officials” responsible for, among other things, issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations.
In respect of our metals extraction operations in Tanzania, there are several pieces of legislation that relate to anti-corruption activities and impose large penalties (custodial and non-custodial penalties) in the event of any breaches. The Kabanga Nickel Project in Tanzania is subject to the Prevention and Combating of Corruption Act, 2007, which applies in conjunction with other related laws, like the Anti Money Laundering Act, 2006, the Economic and Organized Crimes Control Act, Cap 200 R.E 2002 and the Criminal Procedure Act, Cap 20 R.E 2002. These laws and regulations aim to restrict corrupt activities and impose penalties which can include imprisonment and/or fines which can be imposed on individual directors, including those of TNCL and KNL and on TNCL and KNL as corporate bodies.
We and our associates are also required to comply with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the United States Department of Treasury’s Office of Foreign Assets Control, the United States Department of State, the United States Department of Commerce, the United Nations Security Council and other relevant sanctions authorities. Our global operations expose us to the risk of violating, or being accused of violating, economic and trade sanctions laws and regulations.
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
We are subject to the potential impact of resource nationalism trends. These measures include a government holding a stake directly in companies holding mineral projects (as is the case with the Kabanga Nickel Project), increased taxation of mineral projects including windfall taxes and requiring companies to meet domestic beneficiation requirements, such as local processing rules, export taxes or restrictions, charges on unprocessed ores or expropriation. Further, the countries in which we operate may in the future have political regimes that may not view foreign business interests favorably and may attempt to expropriate all or part of our local assets or impose controls on our operations.
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
We cannot predict the outcome or timing of any amendments or modifications to public policies or applicable regulations or the interpretation thereof, the implementation of new policies or regulations and the impact these may have on our business. As a result, political, legal, social and economic conditions in Tanzania and South Africa and any other country in which we have interests and operations can have a significant effect on our business, financial condition, results of operations, prospects or liquidity.
Unexpected operational accidents, health and safety incidents and natural disasters, public health or political crises or other catastrophic events may adversely affect our operations.
Our operational processes may be subject to operational accidents and health and safety incidents, such as traffic accidents, accidents related to the operation of equipment and handling of chemical substances by our employees or contractors, inclement weather, incorrect operation, flooding, loss of power or water supply, environmental pollution and mechanical critical equipment failures. Our operations may also be subject to unexpected natural disasters such as earthquakes, floods or public health emergencies such as pandemics or political crises or other catastrophic events which could adversely affect our ability to produce and deliver minerals and in general our business, financial condition and results of operations.
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
Currently, we only have medical insurance for our employees at the Kabanga Nickel Project site, vehicle insurance and life insurance, and director and officer insurance. Although we have an insurance program and expect to continue to have one, we may become subject to liability at the Kabanga Nickel Project site for pollution, occupational illness or other hazards subject to political risks against which we have not been insured, cannot insure or are insufficiently insured, including those relating to past mining activities. If we suffer a major loss at the Kabanga Nickel Project site, which is insufficiently covered, future earnings could be affected. In addition, certain classes of insurance may not continue to be available at economically acceptable premiums. As a result, in the future, our insurance coverage may not fully cover the extent of claims against it or any cross-claims made.
Further, mineral exploration, development and production involve many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our operations at the Kabanga Nickel Project site will be subject to all the hazards and risks inherent in the exploration for mineral resources and, if we discover a mineral resource in commercially exploitable quantity, our operations could be subject to all of the hazards and risks inherent in the development and production of resources, including liability for pollution, environmental damage, cave-ins or similar hazards against which we cannot insure or against which we may elect not to insure. We do not currently maintain any insurance coverage against these operating hazards. The payment of any liabilities that arise from any such occurrence would have a material adverse impact on our company.
Should we suffer a major loss, which is insufficiently covered, future earnings could be affected. In addition, certain classes of insurance may not continue to be available at economically acceptable premiums. As a result, in the future, our insurance coverage may not fully cover the extent of claims against it or any cross claims made.
Moreover, we currently do not have cybersecurity and political risk insurance, and any such insurance we may obtain in the future may not be sufficient to cover actual losses or may not apply to the circumstances relating to any particular loss.
We use information, communication and technology systems, which record personal data and critical corporate and financial information. Failure of or damage to these systems, cyber threats, disruption or the failure to protect corporate and personal data, could significantly impact our business and operations.
We use and are reliant on various internal and external information, communication and technology system applications to support our business activities (which includes the processing of both personal and sensitive personal information of employees in accordance with the applicable employment legislation), metals extraction systems, and other systems and applications. Damage or interruption of our information, communication and technology systems, whether due to accidents, human error, natural events, or malicious acts, may lead to important data being irretrievably lost, exposed or damaged, thereby adversely affecting our business, operating results and financial condition. Such threats are persistent and evolve quickly, and we may in the future experience such cybersecurity threats. While we continuously take measures to protect our data and to protect our computer systems from attack, in accordance with our data protection obligations, these measures may not prevent unauthorized access to our systems or theft of our data. As the techniques used to obtain unauthorized access to or to sabotage information technology systems change frequently and are often not recognized until after they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.
The information security management system protecting our information, communication and technology infrastructure and network may be subject to security breaches (e.g., cybercrime or activists) or other incidents that could result in loss of intellectual property, disclosure of commercially or personally sensitive information, misappropriation of funds, increased health and safety risks to people, disruption to our operations, environmental damage, legal or regulatory breaches and liability, other costs and reputational damage. Given the increasing sophistication and evolving nature of this threat, we cannot rule out the possibility of their occurring in the future. An extended failure of critical system components and the required response, caused by accidental or malicious actions, including those resulting from a cybersecurity attack, could result in a commercial loss, interruption to operations, loss of access to critical data or systems, significant environmental incident, unfavorable publicity, damage to our reputation, difficulty in marketing our services, allegations that we have not performed our contractual obligations, indemnification obligations, regulatory investigations, fines or penalties, litigation or other claims by affected parties and possible financial obligations for liabilities and damages related to the theft or misuse of our information and other business delays or disruptions, any of which could have an adverse effect on our business, financial condition, results of operations, prospects or liquidity.
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
The projections, including the projections set out in “Item 5 - Operating and Financial Review and Prospects” appearing elsewhere in this Annual Report, reflect our estimates of future performance depending on the variation in the prices of nickel, cobalt and copper and the operating expenditure involved, incorporate certain financial and operational assumptions based on information available at the time the forecasts were made and should not be regarded as an indication that we or any other recipient of this information considered, or now considers, it to be predictive of actual future results. In addition, such projections incorporate assumptions relating to (a) the price of nickel, copper and cobalt, which could be significantly impacted by demand and preference for such metals and other events elaborated on elsewhere in this Annual Report, (b) our expected operating expenditure, which could be impacted by various factors such as commodity and labor prices, (c) taxes, depreciation, amortization and interest expenses, (d) metal recoveries, (e) implementation, commissioning and ramp-up schedules, (f) marketing costs and fees and (g) capital expenditure estimates.
Further, the Kabanga Nickel Project has not yet been shown to contain proven or probable mineral reserves. Investors should not assume that the projections contained in the Technical Report Summary on mineralization at the Kabanga Nickel Project will ever be realized. In addition, the projected financial and operating information incorporates assumptions about our ability to maintain an effective cost structure, which could be impacted by the prices of commodities and other inputs, wage inflation, logistics costs, infrastructure and utilities costs, the costs of specialized equipment and tooling, research and development costs, facilities costs and numerous other factors. These assumptions were preliminary and there can be no assurance that the actual results upon which our assumptions were based will be in line with our expectations at the time the forecasts were made. We have no operating history on which to base an evaluation of our business and prospects and an evolving business model and accordingly we have limited data on which to base our projections of our future performance. We have limited experience forecasting revenues and volumes. The projections, including the projections set out under “Item 5 - Operating and Financial Review and Prospects” also reflect assumptions as to certain business strategies or plans that are subject to change. As a result, the inclusion of such forecasts in this Annual Report should not be relied on as “guidance” or otherwise predictive of actual future events, and actual results may differ materially from the projections, including the projections set out under “Item 5 - Operating and Financial Review and Prospects.” Whether actual operating and financial results and business developments will be consistent with the expectations and assumptions reflected in the projections depends on a number of factors, many of which are outside of our control, including, but not limited to, the risks and uncertainties described elsewhere in this section. If we fail to meet our own financial or operating forecasts or those of securities analysts, the value of Lifezone Metals’ securities could be significantly and adversely affected.

Risks Related to our Hydromet Technology and Intellectual Property
We may not be able adequately to obtain, maintain, protect or enforce our intellectual property rights in our technology, which could result in a loss in our competitive position and/or the value of our intangible assets, and substantially harm our business.
Our business and our ability to compete effectively depend on our ability to obtain, maintain, protect and enforce our intellectual property rights, confidential information and know-how. We rely on a combination of patent, copyright, trade secret and other intellectual property laws in various jurisdictions, as well as confidentiality procedures, cybersecurity practices, license agreements, non-disclosure and assignment agreements, and other contractual rights to protect the intellectual property rights and other proprietary rights relating to our products, proprietary processes and proprietary technology, and we intend to rely on such laws, practices, procedures and rights to protect our Hydromet Technology. Despite our efforts to obtain, maintain, protect and enforce our intellectual property rights and other proprietary rights, there can be no assurance that these rights will be available in all cases or will be adequate to prevent our competitors or other third parties from copying, accessing or otherwise obtaining and using our technology, intellectual property rights or other proprietary rights, products or processes without our permission. Further, there can be no assurance that our competitors will not independently develop products or processes that are substantially equivalent or superior to ours or design around our intellectual property rights and other proprietary rights. In each case, our ability to compete and our business, results of operations and financial condition could be significantly impaired.
We rely on core patents that have been granted to protect the Hydromet Technology families. We cannot provide assurances that the patents are sufficiently broad to protect the technology, to provide us with a competitive advantage in relation to other hydrometallurgical or other metal extraction processes, or to prevent competitors or other third parties (including our previous clients) from using the same or similar technologies. Even if our patents are sufficiently broad, patents typically have a maximum term of twenty years from when they are first filed as patent applications, after which they expire. Our patents have fixed terms, after which we cannot exclude third parties from exploiting the inventions that the patents claim. Prior to expiry, the validity and enforceability of our patents may be challenged and found invalid or unenforceable. For example, prior unauthorized or inadvertent disclosure or testing of inventions claimed in our patents, or of similar inventions, may render our patents invalid or unenforceable. Also, the inventors of the Hydromet Technology were employed by other companies when they invented it. Although we believe that we own the intellectual property rights in the technology, we cannot exclude the possibility that third parties may assert an ownership interest in it. Our patents might be circumvented or infringed by others now or in the future. If our patents are infringed, we cannot assure you that we will have adequate resources to enforce them, or that our enforcement efforts will be successful or sufficient to compensate for the infringement of the patents or the harm to our business.
We also rely on our unpatented proprietary technology, including trade secrets and other confidential information and know-how, in connection with our Hydromet Technology. It is possible that others may obtain access to our unpatented technology or will independently develop the same or similar technology. To protect our trade secrets and other confidential information and know-how, we generally require employees, independent contractors and others with access to such information to enter into agreements restricting its use and disclosure. Also, we generally enter into agreements with employees and independent contractors to assign to us any intellectual property rights in Hydromet Technology that they gain through exposure to it or our other confidential information. However, we cannot guarantee that we have entered into such agreements with each person that has developed intellectual property for us, or that has access to our trade secrets or other confidential information or know-how. Moreover, we cannot guarantee that the agreements will not be breached or that they will provide meaningful protection for our trade secrets, confidential information or know-how, including in the event of any misappropriation or unauthorized use or disclosure of such information. We may need to bring claims against employees, independent contractors or other third parties that have entered into such agreements to enforce our rights under them. We have experienced unauthorized disclosure of our confidential information in the past, including in relation to inventions claimed in one or more of our patents, and in the future we may experience unauthorized or inadvertent disclosure of our confidential information, or misappropriation of our trade secrets. Disclosure of our confidential information may result in the loss of legal protection for the information, preclude or limit our ability to obtain patent protection for any inventions that are disclosed or similar to those disclosed, or risk patents that claim such inventions being found to be invalid or unenforceable in legal or administrative proceedings. If we are unable to maintain the proprietary nature of our Hydromet Technology, we could be materially adversely affected.
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
We believe that we have sufficient intellectual property rights to allow us to conduct our business without incurring liability to third parties. However, we or the conduct of our business may nonetheless infringe, misappropriate or otherwise violate the intellectual property rights of third parties. Any claims of patent infringement or other violations of intellectual property, even those without merit, could be expensive and time-consuming to defend, divert management’s attention and resources, or require us to pay significant damages or license third parties’ intellectual property. Such licenses may not be available to us on commercially reasonable terms or at all, in which case we may be prevented from constructing, commissioning, operating, maintaining or revamping the potential Kell-Sedibelo-Lifezone Refinery, the Kahama refinery connected with the Kabanga Nickel Project or other refineries, or we may be prevented from selling the refined products. Alternatively, we may be required to modify our Hydromet Technology and reengineer the refineries that use it. Any claims of infringement or other violation of intellectual property, or an adverse result in any litigation proceeding, could harm our business.
Our technology has not been deployed at a commercial scale and we may encounter operational difficulties at that scale, and the Kabanga and Recycling Hydromet Technology families are yet to be demonstrated at industrial scale and may not be commercially viable, or Phase 1 of the partnership with Glencore for recycling PGMs in the US, each of which may in turn have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.
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
Further, the successful implementation of our operational plans depends upon many factors, including those outside our control, which are discussed in more detail elsewhere in this section. This includes unforeseen difficulties such as our partners updating their mine plans, or third-party capital funding issues, which may adversely affect the successful implementation of our business strategy and plans. Any such difficulties, including third party delays or unexpected difficulties third parties experience with capital financing, could prevent us from fully implementing our business strategy (including potential licensing of our intellectual property to third parties), which could have a material adverse effect on our business, operating results and financial position.
There can be no guarantee that operation at a commercial scale of the Kabanga Hydromet Technology, or Phase 1 of the partnership with Glencore for recycling PGMs in the US, when developed, will deliver the metal recoveries, and the cost and environmental benefits described in this Annual Report or commercially viable recovery rates and benefits, and actual results may differ materially from the results of our feasibility studies. When our Hydromet Technology is developed and deployed on a commercial scale, we may encounter operational difficulties which we may not have anticipated, including in cases where there is variation in the concentrate feed material. While our Hydromet Technology has the potential to be applied in various metal refining and recycling processes, if we are not able to address any such operational difficulties which may arise, we may lose then-existing licensees and any future licensees which would have otherwise licensed our Hydromet Technology.

Our partners may change their interests, plans and strategies, and we may lose the support of any or all of our partners, which may have a material adverse effect on our ability to successfully develop and deploy the Hydromet Technology on a commercial scale, which in turn may have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.
If we lose the support from any of our partners or if any of our partners, including BHP, Glencore and the Government of Tanzania, changes its interests, plans and strategies, our ability to successfully develop and deploy the Hydromet Technology on a commercial scale may be materially adversely effected, which in turn may have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.
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
In order to operate our business, achieve our goals, and remain competitive, we seek to identify and devise, invest in, implement and pursue technology and business initiatives, such as those relating to metals refining and initiatives seeking to ensure more energy efficient and lower emission metals extraction. For instance, while we expect that our Hydromet Technology may be utilized to refine sulfide mineral concentrates to saleable metal-bearing products, we may need to modify our process to refine other metals or for recycling purposes.
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
Our licensing revenues, growth and future profitability may be impacted by third parties not licensing our Hydromet Technology, or continuing to receive professional services from LZL in accordance with our business plan and/or using substitute technology.
As part of our intellectual property licensing business, we propose to acquire interests in and/or operate processing refineries that use our patented Hydromet Technology, and license our Hydromet Technology to other licensees. However, we cannot guarantee that we will license our Hydromet Technology to additional licensees, and failure to do so may have a material adverse effect on our financial condition, results of operations, and liquidity.
Risks Related to the Metals Extraction Operations
Changes in the market price of nickel, cobalt and copper, which in the past have fluctuated widely, may negatively affect the profitability of our metals extraction operations and the cash flows generated by those operations.
Our metals extraction business and financial performance will be significantly affected by fluctuations in the prices of the principal metals we seek to extract (nickel, cobalt and copper). The prices of these metals are volatile and are affected by numerous factors that are beyond our control, including prevailing interest rates and returns on other asset classes; expectations regarding inflation, monetary policy and currency values; speculative activities; governmental and foreign exchange rate decisions; decisions regarding the creation and disposal of metal stockpiles; political and economic conditions; structural changes in demand; the availability and costs of metal substitutes; the location and the demand for products containing these key metals; technological changes and changes in industrial processes; and economic slow-downs or recessions. See “Item 5 - Operating and Financial Review and Prospects.”

Additionally, the Mining Commission has authority to indicate the prices for various minerals in Tanzania. While TNCL or KNL may agree the price between itself and its customers, the indicative prices set by the Mining Commission can be used to assess various fees, royalties and payments which may be payable by KNL. Accordingly, in the event that the prices for the minerals that the Kabanga Nickel Project will produce fall and the Mining Commission has not amended its indicative prices at or below market prices, KNL may incur further costs with respect to compliance with Tanzanian law by paying higher fees, royalties and payments as compared to the global market. In challenging such assessments by the Government of Tanzania, KNL may have to involve itself in dispute resolution to ascertain the correct value of the minerals which deviate from the pricing that has been set by the Mining Commission.
This Annual Report contains certain third-party views on the future price developments of certain metals, but there is no certainty such views will be correct; and actual price developments may be materially different. Also see “Cautionary Note Regarding Forward Looking Statements”.
We are expected to complete the resettlement of project affected communities as part of the Kabanga Nickel Project, in a responsible and sustainable manner in line with national and international standards. Additionally, we are required to restore the project affected persons livelihoods and to provide benefits and mitigate adverse impacts to affected communities. Failure, or perceived failure, to do so may result in legal suits, additional costs to address social or environmental impacts of operations on the communities, adverse reputational impacts and loss of “social license to operate,” and could adversely impact our financial condition.
If we are unsuccessful in our resettlement efforts in line with national and international standards, it is possible that groups opposed to our projects could successfully pursue legal mechanisms to attempt to block exploration, development or extraction activities, and there could then be an adverse impact on our reputation, our ability to develop our mining concessions, and our results of operations and financial condition. The resettlement process can face resistance from affected communities, leading to stakeholder opposition and potential project disruptions. Our failure effectively to engage and address concerns of impacted communities may result in legal challenges, delays, and reputational damage. Furthermore, resettlement activities are subject to local and international regulations. Ensuring compliance with these regulations, including obtaining necessary approvals, could be challenging for our business. Changes in resettlement-related laws or failure to meet regulatory requirements may lead to legal liabilities and project delays.
Identifying and securing suitable new host sites or alternative land for project affected persons is crucial. Inadequate planning or selection of unsuitable sites may result in challenges such as inadequate infrastructure, reduced access and restoration of livelihoods, food insecurity, increased vulnerabilities and disruptions to community cohesion, impacting the well-being of displaced populations. Unforeseen complexities in the resettlement process, such as difficulties in acquiring land or delays in infrastructure development at new host sites, could lead to project delays, misuse/mismanagement of cash compensation, additional compensation requirements and cost overruns. These delays may have cascading effects on the overall project timeline and financial viability of the Kabanga Nickel Project.
In addition, resettlement efforts can have profound social and cultural impacts on affected communities. Failure to adequately address these impacts, including disruptions to traditional lifestyles and social structures, may result in social unrest, increased tensions, and challenges in workforce management. Resettlement activities carry the risk of legal claims from affected parties. Allegations of inadequate compensation, insufficient consultation, or violation of community rights may result in legal proceedings, leading to financial liabilities and damage to the Lifezone's reputation. Ineffective management of the resettlement process can significantly impact our reputation. Negative perceptions regarding our approach to community relations and social responsibility may affect our relationships with investors, customers, and other stakeholders. Disputes with surrounding communities may also affect our metals extraction operations, particularly where they result in restrictions of access to key infrastructure, supplies and to metals extraction operations. Workers’ access to land may be subject to the rights or asserted rights of various community stakeholders, including indigenous people. Access to land and land use is of critical importance to us for exploration and metals extraction, as well as for ancillary infrastructure. Any such actions and the resulting media coverage could have an adverse effect on our reputation and financial condition or our relationships with the communities in which we operate, which could adversely impact our “social license to operate” and in turn have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

We may be subject to community unrest or in-migration risk which could result in pressure on the infrastructure at site, communicable diseases, higher crime, competition for jobs in the area, additional compensation, conflict with project affected people and/or potential delays.

Development of the Kabanga Nickel Project faces inherent risks related to community unrest and in-migration. There are potential risks associated with community dynamics in the project’s vicinity. The success of the Kabanga Nickel Project is closely tied to maintaining positive relationships with project affected persons and local communities. Social and cultural sensitivities may give rise to community unrest if not adequately addressed. Misunderstandings or perceived insensitivity to local customs can escalate tensions and lead to disruptions in project operations. In regions marked by traditional land-use practices, disputes over landownership and use may arise, potentially resulting in community protests or legal actions. Resolving these disputes may be time-consuming and could lead to delays in project timelines, increasing costs and affect investor confidence.
Community unrest may attract regulatory scrutiny and impact on the issuance or maintenance of permits. Local opposition can influence regulatory decisions, leading to delays or even suspension of the Kabanga Nickel Project. Adverse regulatory developments may pose challenges in navigating the development path of the Kabanga Nickel Project. A potential influx of contract workers and job seekers could result in pressure on the social fabric and infrastructure at site, the spreading of communicable diseases, an increase in crime and local inflation and it could also give rise to competition for jobs in the area. Job seekers from Burundi, other parts of Tanzania and from countries looking for opportunities or to establish secondary businesses may result in largescale migration into the project area. There is a risk of an increase in social ills, and contractors may bring foreign workers to work on our construction projects. This in-migration risk may be caused by poor contractor management, poor local recruitment and procurement management, and a lack of in-migration management planning. The in-migration risk may be caused by local community members, PAP or speculators settling on the acquired land, resulting in additional compensation, conflict with project affected people and/or potential delays. There is also a risk of financial burden on the Kabanga Nickel Project to deal with community and local infrastructure issues, which may require us to address overburdened roads, water, and electricity and to provide assistance to the government’s supply of services. This may also have an environmental impact, with pressure on natural resources and available land. In addition, there is the potential reputational and compliance risk where local content rules are not complied with and/or if Lifezone is accused criticized for employing or procuring from foreigners.
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
If we are unable to deal with each of these issues, it could result in additional costs to address social or environmental impacts of local unrest and in-migration, project delays and adverse impact our reputation, all of which could adversely impact our ability to operate the Kabanga Nickel Project and our financial condition.
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
We have reported our Mineral Resource Estimates in accordance with the requirements of S-K 1300. Our reported Mineral Resources Estimates represent our estimate of quantities of nickel, copper and cobalt that have the reasonable potential to be economically extracted and refined under anticipated geological and economic conditions. There are numerous uncertainties inherent in estimating quantities of mineral resources and in projecting potential future mineral reserves and rates of mineral production, including many factors beyond our control. The accuracy of any mineral resource and mineral reserves estimate is a function of a number of factors, including the quality of the methodologies employed, the quality and quantity of available data and geological interpretation and judgment, and is also dependent on economic conditions, such as commodity prices and exchange rates, and market prices being generally in line with estimates.
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
The economic viability of a nickel deposit, including at the Kabanga Nickel Project, is dependent on several factors, not all of which are within our control. These include deposit attributes such as size and grade, structural setting, government regulation and taxation, the prevailing price for nickel and other metals such as cobalt and copper which are also found along with nickel mineralization, prevailing currency exchange rates, land tenure and titles, availability of capital, local infrastructure and other factors. Further, the development and operations of the Kabanga Nickel Project will depend heavily on the local infrastructure such as road, railways, hydroelectricity projects and electricity transmission lines being developed in Tanzania, including in relation to the transport of mineral concentrate from Kabanga to Kahama and transport of the saleable products from Kahama to the port at Dar es Salaam. The full effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in our not being able to economically extract minerals from any identified mineral resource.
The Kabanga Nickel Project has no operating history on which to base estimates of future commercial viability. The Mineral Resource Estimates are based on the interpretation of geological data obtained from drill holes and other sampling techniques. Generally, this information is used to calculate estimates of the capital cost and operating costs based on anticipated tonnage and grades of ore to be mined and processed, the configuration of the mineral resource, expected metals recoveries, comparable facility and equipment operating costs, anticipated climatic conditions, and other factors. As a result, the actual capital cost, operating costs and economic returns of any proposed mine may differ from those estimated, and such differences could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity. There can be no assurance that we will be able to complete the development of the Kabanga Nickel Project, or any future project, at all or on time or to budget due to, among other things, and in addition to those factors described above, changes in the economics of the mineral projects, inability to attract the required funding, delays in receiving required consents, permits and licenses (including mining, refining and environmental licenses), the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures, and controls will be adequate to support our operations. For additional information about our environmental licensing requirements and the status of our environmental licenses, see “— Our operations are subject to environmental, health and safety regulations, which could impose additional costs and compliance requirements, and we may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.” Should any of these events occur, it would have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.
Our exploration activities on our properties are highly speculative in nature and may not be commercially successful, which could lead us to abandon our plans to develop our properties and our investments in further exploration.
While we are currently considered an exploration-stage company in accordance with S-K 1300, with respect to the Kabanga Nickel Project, our exploration activities are largely complete and we are currently in the pre-development stage. However, we are, in part, currently in the process of exploration activities on certain areas around and within the Kabanga Nickel Project. In addition, if we pursue other acquisitions, we will need to engage in extensive exploration activities in respect thereof. Our long-term success depends on our ability to identify mineral deposits at our Kabanga Nickel Project and other properties we may acquire, if any, that we can then develop into commercially viable mining operations. Exploration for metals such as nickel and cobalt is highly speculative in nature, and there is no guarantee of exploration success. Our exploration in Tanzania involves many risks, and success in exploration is dependent on several factors including, but not limited to, quality of management, quality and availability of geological expertise and availability of exploration capital. As a result of the above, we cannot provide any assurance that we will be able to extract quantities of nickel, cobalt and copper at such additional locations or that our future exploration efforts will result in the discovery of mineral resources or result in the discovery of any mineral resource suitable for economic extraction.
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
The mining legislation in Tanzania authorizes mining companies which hold mineral rights to mine minerals which appear on their licenses. In the event there are additional discoveries other than the minerals for which the licenses have been granted, it will be necessary to apply for separate rights from the Government of Tanzania to mine the additional minerals found. Such a separate license may be accompanied with additional free carried interest to be issued to the Government of Tanzania and additional capital investment requirements. Additionally, if there are any defaults with respect to laws within the mining area, environmental or otherwise, the mine operations may be suspended or the license may be revoked by the relevant governmental authorities. While under the Tanzania Mining Act government authorities are required to provide KNL an opportunity to be heard, there is no guarantee that despite opposition by KNL, the governmental authority will retract its decision.
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
Environmental laws, regulations and standards both nationally and internationally are continually changing and are generally becoming more stringent. Changes to our social and environmental compliance obligations or operating requirements could adversely affect our operations, rate of production and revenue. Variations in laws and regulations, assumptions made to estimate liabilities, standards or operating procedures, more stringent emission or pollution thresholds or controls, or the occurrence of unanticipated conditions, may require operations to be suspended or permanently closed, and could increase our expenses and provisions. These expenses and provisions could adversely affect our results of operations and financial condition.
Our mining rights and licenses, including our SML and the Framework Agreement in relation to the Kabanga Nickel Project, could be altered, suspended or cancelled for a variety of reasons, including breaches in our obligations in respect of such mining rights.
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
Title to our properties may be challenged, and we may not have or be able to obtain, all necessary surface rights to develop a property. An unknown title defect on the Kabanga Nickel Project or any of our future mineral projects (or any portion thereof) could adversely affect our ability to explore, develop and/or mine the projects and/or process the minerals that we mine in the future. In addition to termination, failure to make timely tenement maintenance payments and otherwise comply with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in reduction or expropriation of entitlements.
Metals extraction and related activities are inherently hazardous and the related risks of events that cause disruptions to such of our operations may adversely impact cash flows and overall profitability.
Metals extraction and the related activities by their very nature involve significant risks and hazards, including environmental hazards, as well as industrial and mining accidents. These include, for example, death or injury, seismic events, fires, cave-ins and blockages, flooding, backfill inrush, tailings dam failure, discharges of gasses and toxic substances, contamination of water, air or soil resources, unusual and unexpected rock formation affecting ore or wall rock characteristics, ground or slope failures, rock bursts, wildfires, radioactivity and other accidents or conditions resulting from mining activities, including, among others, blasting and the transport, storage and handling of hazardous materials.
Since the Kabanga Nickel Project is expected to be an underground mine, during the construction and operation phases of the Kabanga Nickel Project, geotechnical conditions pose a risk to ground stability around major infrastructure on the site and the use of pastefill to fill the holes drilled for the extraction of the ores poses the risk of pipe bursts, barricade failures and blockages of such pastefill. Further, since the Kabanga Nickel Project is a sulfide ore, there are inherent risks in mining high sulfur-content ore such as sulfuric dust bursts during mining and acidic run-off which pose health and safety risks.

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
In addition, the relevant environmental authorities may issue administrative directives and compliance notices in the future to enforce the provisions of the relevant statutes to take specific anti-pollution measures, continue with those measures and/or complete those measures. The authorities may also order the suspension of part, or all of, our operations if there is non-compliance with legislation. Contravention of some of these statutes may also constitute a criminal offence and an offender may be liable for a fine or imprisonment, or both, in addition to administrative penalties.
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
Our procurement policy will be to source metals extraction, processing equipment and consumables from suppliers that meet our corporate values and ethical standards. Although we expect to monitor and assess suppliers on their governance conduct, there is a risk that we may fail to identify actual instances of unethical conduct by those suppliers or other activities that are inconsistent with our values and standards. In certain locations where a limited number of suppliers meet these standards, additional strain may be placed on the supply chain, thereby increasing the cost of supply and delivery times. In addition, our efforts to monitor supply chain activities, including freight and logistics routes, and our engagement with our suppliers to identify disruptions on our ability to source materials or equipment or otherwise impact our operations, may not be sufficient to avoid disruptions that could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity. Additionally, an outbreak of infectious diseases, a pandemic or other public health threat, such as Monkeypox or the Marburg virus, or a fear of any of pandemic, epidemic or public health threat, could adversely impact our operations by causing supply chain delays and disruptions, import restrictions or shipping disruptions, as well as operational shutdowns (including as part of government-mandated containment measures). They could also result in the need to increase inventories on long lead time items and critical consumables and spares which may lead to an increase in working capital. In addition, freight and travel restrictions and border access may impact our ability to source and transport goods and services required to operate projects, transport the materials to refineries and ship salable products from refineries as well as increase the costs of so doing.
Power stoppages, fluctuations and usage constraints may force us to halt or curtail operations or increase costs.
Our primary source of electricity for the Kabanga Nickel Project will be supplied by TANESCO, a state-owned electricity utility company. Prolonged power outages, disruption or shortage in supply to our operations would have a material adverse impact on production and employee safety. In the past, electricity supply in Tanzania has been constrained, with multiple power disruptions and load shedding limitations. Further, Tanzania has recently begun rationing electricity due to a drop in hydroelectric output after a severe drought. As a result of the droughts, hydropower generation has slumped in Tanzania due to decreased water levels in rivers and reservoirs. Tanzania has begun efforts to increase its reliance on gas-fired electricity plants to mitigate this; however, there is no assurance that efforts to protect the national power grid will prevent a complete nationwide blackout, which would have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.
We face intense competition in the metals extraction and mining industry.
The metals extraction and mining industries are highly competitive in all of their phases, both domestically and internationally. Our ability to acquire properties and develop mineral resources and reserves in the future will depend not only on our ability to develop the Kabanga Nickel Project, but also on our ability to select and acquire suitable producing properties or prospects for mineral exploration, of which there is a limited supply. We may be at a competitive disadvantage in acquiring additional mining properties because we must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than us. We may also encounter competition from other mining companies in our efforts to hire experienced mining professionals. Competition could adversely affect our ability to attract necessary funding or acquire suitable producing properties or prospects for mineral exploration in the future. Competition for services and equipment could result in delays if such services or equipment cannot be obtained in a timely manner due to inadequate availability, and could also cause scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment. Any of the foregoing effects of competition could materially increase project development, exploration or construction costs, result in project delays and generally adversely affect our business and prospects.
Risks Related to Lifezone Metals Operating as a Public Company
Prior to the Business Combination, there was no public market for Lifezone Ordinary Shares, and there is no guarantee that an active and liquid market will develop or be maintained.
Prior to the Business Combination, there was no public market for Lifezone Ordinary Shares, and there can be no assurance that one will be maintained. If a market is not maintained, it may be difficult for you to sell your Lifezone Ordinary Shares. Public trading markets may also experience volatility and disruption. This may affect the pricing of Lifezone Metals’ securities in the secondary market, the transparency and availability of trading prices, the liquidity of Lifezone Ordinary Shares and the extent of regulation applicable to Lifezone Metals. Lifezone Metals cannot predict the prices at which Lifezone Ordinary Shares will trade.
In addition, it is possible that, in future quarters, Lifezone Metals’ operating results may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of Lifezone Ordinary Shares may decline.
The market price of Lifezone Ordinary Shares could fluctuate significantly, which could result in substantial losses for purchasers of Lifezone Ordinary Shares.
The market price of Lifezone Ordinary Shares is affected by the supply and demand for such shares, which may be influenced by numerous factors, many of which are beyond Lifezone Metals control, including:
•fluctuation in actual or projected operating results;
•failure to meet analysts’ earnings expectations;
•short selling, shareholder activism;
•the absence of analyst coverage;
•negative analyst recommendations;
•changes in trading volumes in Lifezone Ordinary Shares;
•changes in Lifezone Metals’ shareholder structure;
•board and management changes;

•changes in macroeconomic conditions;
•the activities of competitors;
•changes in the market valuations of comparable companies;
•changes in investor and analyst perception with respect to Lifezone Metals’ business or the metals extraction or metals refining intellectual property industries in general;
•Non-compliance with sustainability reporting requirements; and
•changes in the statutory framework applicable to Lifezone Metals’ business.
As a result, the market price of Lifezone Ordinary Shares may be subject to substantial fluctuation.
In addition, general market conditions and fluctuation of share prices and trading volumes could lead to pressure on the market price of Lifezone Ordinary Shares, even if there may not be a reason for this based on Lifezone Metals’ business performance or earnings outlook. Furthermore, investors in the secondary market may view Lifezone Metals’ business more critically than prior or current investors, which could adversely affect the market price of Lifezone Ordinary Shares in the secondary market.
If the market price of Lifezone Ordinary Shares declines as a result of the realization of any of these or other risks, investors could lose part or all of their investment in Lifezone Ordinary Shares.
Additionally, in the past, when the market price of a company’s shares has been volatile, holders of those shares have sometimes instituted securities class action litigation against Lifezone that issued the shares. If any of Lifezone Metals’ shareholders were to bring a lawsuit against Lifezone Metals, Lifezone Metals could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of management from the business, which could significantly harm Lifezone Metals’ business, financial condition and operating results.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about Lifezone Metals’ business, the market price for Lifezone Ordinary Shares and trading volume could decline.
The trading market for Lifezone Ordinary Shares depends in part on the research and reports that securities or industry analysts publish about Lifezone Metals or its business. If securities or industry analyst coverage results in downgrades of Lifezone Ordinary Shares or such analysts publish inaccurate or unfavorable research about Lifezone Metals’ business, the share price of Lifezone Ordinary Shares would likely decline. If one or more of these analysts ceases coverage of Lifezone Metals or fails to publish reports on Lifezone Metals regularly, Lifezone Metals could lose visibility in the financial markets and demand for Lifezone Ordinary Shares could decrease, which, in turn, could cause the market price or trading volume for Lifezone Ordinary Shares to decline significantly.
In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Inaccurate or unfavorable ESG ratings could lead to negative investor sentiment towards Lifezone Metals, which could have a negative impact on the market price and demand for Lifezone Ordinary Shares, as well as Lifezone Metals’ access to and cost of capital.
Lifezone Metals incurs costs as a result of operating as a public company, and its management is required to devote substantial time to new compliance initiatives and corporate governance practices.
As a public company, Lifezone Metals incurs significant legal, accounting and other expenses. For example, Lifezone Metals is subject to the reporting requirements of the Exchange Act and is required to comply with the applicable requirements of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations of the United States Securities and Exchange Commission (the “SEC”) and NYSE.
Compliance with these requirements increases Lifezone Metals’ legal and financial compliance costs and makes some activities more time-consuming and costly. In addition, our management and other personnel are required to divert their attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404, which will increase further when Lifezone Metals is no longer an emerging growth company ("EGC") as defined under the JOBS Act. As a public company, Lifezone Metals is hiring additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function.
We do not anticipate paying dividends before we achieve significant profitability and, as a result, your ability to achieve a return on capital of your investment may depend on appreciation in the price of Lifezone Ordinary Shares.
None of Lifezone Metals and its subsidiaries has ever declared or paid any cash dividends on its ordinary shares and we do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. In addition, our ability to pay cash dividends is not currently, but may in the future be, limited by the terms of our credit agreements, and any future credit or other agreements may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our ordinary shares. Accordingly, investors must rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investments.
We have broad discretion over the use of our cash balances and may not apply such balances in ways that increase the value of your investment.
Our management has broad discretion in the application of the cash balances of Lifezone Metals and, as a result, you will have to rely on the judgment of our management with respect to the use of such balances. Our management may spend a portion or all of our cash balances in ways that not all shareholders approve of, or that may not yield a favorable return. Management's failure to apply these funds effectively could harm our business.
Lifezone Metals’ management team has limited experience managing a public company, which may result in difficulty adequately operating and growing Lifezone Metals’ business.
Lifezone Metals’ management team has limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Lifezone Metals’ management team may not successfully or efficiently manage their new roles and responsibilities or the transition to being a public company subject to significant regulatory oversight and reporting obligations under United States federal securities laws and the continuous scrutiny of analysts and investors. These new obligations and constituents require significant attention from Lifezone Metals’ senior management and could divert their attention from the day-to-day management of Lifezone Metals’ business, which could adversely affect Lifezone Metals’ business, financial condition and operating results.
Prior to the Business Combination, when LZL was a private company, LZL had not endeavored to establish and maintain public-company-quality internal controls over financial reporting. If Lifezone Metals fails to establish and maintain proper and effective internal controls over financial reporting, as a public company, its ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in its financial reporting and the trading price of its shares may decline.
Pursuant to Section 404, following the consummation of the Business Combination, the report by management on internal controls over financial reporting is on Lifezone Metals’ financial reporting and internal controls (as accounting acquirer). As a private company, neither LZL nor Lifezone Metals had previously been required to conduct an internal control evaluation and assessment. The rules governing the standards that must be met for management to assess internal controls over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the Sarbanes-Oxley Act, the requirements of being a reporting company under the Exchange Act and any complex accounting rules in the future, Lifezone Metals may need to upgrade its information technology systems, implement additional financial and management controls, reporting systems and procedures, and hire additional accounting and finance staff. If Lifezone Metals is unable to hire the additional accounting and finance staff necessary to comply with these requirements, it may need to retain additional outside consultants. Lifezone Metals may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are applicable after the consummation of the Business Combination.

Any failure to maintain internal controls over financial reporting could result in a material weakness and severely inhibit Lifezone Metals’ ability to accurately report its financial condition, operating results or cash flows. If Lifezone Metals is unable to comply with the requirements of the Sarbanes-Oxley Act or conclude that its internal controls over financial reporting is ineffective, investors may lose confidence in the accuracy and completeness of its financial reports, the market price of its securities could decline, and Lifezone Metals could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities. Failure to remedy any material weakness in Lifezone Metals’ internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict Lifezone Metals’ future access to the capital markets. In addition, failure to implement adequate internal controls or ensure that books and records accurately reflect transactions could result in criminal and civil fines and penalties under the FCPA, as well as related reputational harm and legal fees in defense of such investigations. Any of the foregoing risks could have an adverse effect on Lifezone Metals’ business, financial condition, results of operations, prospects or liquidity.
During the audit for the year ended December 31, 2024, we identified a material weakness in our internal control over financial reporting. This material weakness could affect our ability to report our results of operations and financial condition accurately and in a timely manner.
If we fail to maintain effective internal controls, we may not be able to report financial results accurately or on a timely basis, or to detect fraud, which could have a material adverse effect on our business or share price.
As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in those controls. Any failure to maintain internal controls over financial reporting could result in a material weakness and severely inhibit Lifezone Metals’ ability to accurately report its financial condition, operating results or cash flows. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected and corrected on a timely basis.
If Lifezone Metals is unable to comply with the requirements of the Sarbanes-Oxley Act or conclude that its internal controls over financial reporting is ineffective, investors may lose confidence in the accuracy and completeness of its financial reports, the market price of its securities could decline, and Lifezone Metals could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities. Failure to remedy any material weakness in Lifezone Metals’ internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict Lifezone Metals’ future access to the capital markets. In addition, failure to implement adequate internal controls or ensure that books and records accurately reflect transactions could result in criminal and civil fines and penalties under the FCPA, as well as related reputational harm and legal fees in defense of such investigations. Any of the foregoing risks could have an adverse effect on Lifezone Metals’ business, financial condition, results of operations, prospects or liquidity.
In connection with the preparation of our consolidated financial statements for the year ended December 31, 2024, Lifezone’s disclosure controls and procedures were deemed to be ineffective as a result of the material weaknesses in our internal control over financial reporting which were the result of adjustments and disclosure corrections to our financial statements for the year ended December 31, 2024 as well as restatements to previously issued financial statements for the years ended December 31, 2023 and 2022 during the course of the current year audit and have included adjustments in the current year to income tax, convertible debentures, total shareholders’ equity and non-controlling interests, net cash used in operating activities and net cash used in investing activities and in the prior years to total shareholders’ equity and non-controlling interests.. This was due to limited resource within the finance team with sufficient knowledge and experience in applying International Financial Reporting Standards (IFRS) as issued by the IASB and with our financial reporting requirements; policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions, were either not designed and in place, or not operating effectively.
Our management evaluated the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15 and 15d-15(e) under the Exchange Act, as of December 31, 2024. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective at a reasonable assurance level as of December 31, 2024. See “Item 15 Controls and Procedures.”
Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent financial fraud. Pursuant to the Sarbanes-Oxley Act, we are required to periodically evaluate the effectiveness of the design and operation of our internal controls. Internal controls over financial reporting may not prevent or detect misstatements because of inherent limitations, including the possibility of human error or collusion, the circumvention or overriding of controls, or fraud. If we fail to maintain an effective system of internal controls, our business and operating results could be harmed, and we could fail to meet our reporting obligations, which could have a material adverse effect on our business and our share price. Additionally, for as long as we are an “emerging growth company” under the U.S. securities laws, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. An independent assessment of the effectiveness of internal control over financial reporting could detect problems that management’s assessment might not. Undetected material weaknesses in our internal control over financial reporting could lead to further financial statement restatements and require us to incur the expense of remediation.
If we fail to maintain proper disclosure controls and procedures or have additional material weaknesses in our internal control over financial reporting, we may be unable to accurately report our financial results or report them within the timeframes required by law or any stock exchange regulations, and we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline. Failure to maintain effective internal control over financial reporting also could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities or stockholder lawsuits, which could require additional financial and management resources.
We identified material weaknesses in connection with our internal control over financial reporting. Our efforts to remediate these material weaknesses may not be successful in a timely manner, or at all, and we may identify other material weaknesses.
In connection with the audit of our consolidated financial statements for the year ended December 31, 2024, included elsewhere in this Annual Report, two material weaknesses were identified in our internal control over financial reporting. The material weaknesses related to: (i) limited resource within the finance team with sufficient knowledge and experience in applying IFRS and with our financial reporting requirements; and (ii) the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions, were either not designed and in place, or not operating effectively. As a result, a number of adjustments and disclosure corrections were identified and made during our current year audit.
We are currently not required to comply with Section 404b of the Sarbanes-Oxley Act and our independent registered public accounting firm is therefore not required to make an assessment of the effectiveness of our internal control over financial reporting.
We are intending to remediate these material weaknesses and we are in the process of taking steps that we believe will address their underlying causes. We are developing a formal plan to remediate the identified material weaknesses, and monitor progress within an internal control working group, comprised of senior representatives from the Company’s finance and IT teams and a third-party internal audit services provider. Remediation measures will also include providing continuous training to existing finance personnel and hiring additional employees with detailed knowledge in applying IFRS and with our financial reporting requirements experience.
Management is committed to implementing these measures to ensure these material weaknesses are remediated and are non-recurring.
These remediation measures may be time-consuming and costly, and might place significant demands on our financial, accounting and operational resources. In addition, there is no assurance that we will be successful in hiring any necessary finance and accounting personnel in a timely manner, or at all.
Assessing our procedures to improve our internal control over financial reporting is an ongoing process. Any material weaknesses we identify will be assessed and remediated by implementing the proper operating control. We can provide no assurance that our remediation efforts described herein will be successful and that we will not have material weaknesses in the future. Any material weaknesses we identify could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.
Lifezone Metals is an “emerging growth company”, and the reduced disclosure requirements applicable to emerging growth companies may make Lifezone Ordinary Shares less attractive to investors.
Lifezone Metals is an “EGC” as defined in the JOBS Act. As a result, Lifezone Metals may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, the ability to furnish two rather than three years of income statements and statements of cash flows in various required filings, and not being required to include an attestation report on internal controls over financial reporting issued by Lifezone Metals’ independent registered public accounting firm. As a result, Lifezone Metals’ shareholders may not have access to certain information that they deem important. Lifezone Metals could be an EGC for up to five years, although Lifezone Metals would lose that status sooner if its gross revenue exceeds $1.235 billion, if it issues more than $1.0 billion in nonconvertible debt in a three-year period, or if the fair value of its common stock held by non-affiliates is equal to or exceeds $700.0 million (and Lifezone Metals has been a public company for at least 12 months and has filed one annual report on Form 20-F).
Lifezone Metals cannot predict if investors will find Lifezone Ordinary Shares less attractive if it relies on these exemptions. If some investors find Lifezone Ordinary Shares less attractive as a result, there may be a less active trading market for Lifezone Ordinary Shares and its share price may be more volatile.
As a foreign private issuer, Lifezone Metals is not subject to United States proxy rules and is subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a United States domestic public company, which may make Lifezone Ordinary Shares less attractive to investors.
Lifezone Metals reports under the Exchange Act as a non United States company with foreign private issuer status. Because Lifezone Metals qualifies as a foreign private issuer under the Exchange Act, Lifezone Metals is exempt from certain provisions of the Exchange Act that are applicable to United States domestic public companies. As a result, holders of Lifezone Ordinary Shares may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.
As a company incorporated in the Isle of Man, Lifezone Metals is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE corporate governance listing standards.
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
Lifezone Metals intends to follow home country practice and be exempt from requirements to obtain shareholder approval for the issuance of 20% or more of its outstanding shares under NYSE listing rule 312.03(c). If, in the future, Lifezone Metals chooses to follow other home country practices in lieu of NYSE corporate governance listing standards (such as the ones listed above), Lifezone Metals’ shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to United States domestic issuers. For more information about Lifezone Metals’ corporate governance practices, please see the subsection entitled “Management — Foreign Private Issuer Status” below.
We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant additional legal, accounting and other expenses.
We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to United States domestic issuers. If in the future we are not a foreign private issuer as of the last day of the second fiscal quarter in any fiscal year, we would be required to comply with all of the periodic disclosure, current reporting requirements and proxy solicitation rules of the Exchange Act applicable to United States domestic issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us if we are required to comply with the reporting requirements applicable to a United States domestic issuer may be significantly higher than the costs we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. These rules and regulations could also make it more difficult for us to attract and retain qualified executive directors and non-executive directors.

As the rights of shareholders under Isle of Man law differ from those under United States law, you may have fewer protections as a shareholder.
Lifezone Metals’ corporate affairs are governed by the A&R Articles of Association of Lifezone Metals, the Isle of Man Companies Act and the common law of the Isle of Man. The rights of shareholders to take legal action against Lifezone Metals’ directors, actions by minority shareholders and the fiduciary responsibilities of directors under Isle of Man law are governed by the Isle of Man Companies Act and the common law of the Isle of Man. The common law of the Isle of Man is derived in part from comparatively limited judicial precedent in the Isle of Man. The rights of Lifezone Metals’ shareholders and the fiduciary responsibilities of Lifezone Metals’ directors under Isle of Man law are partially codified in the Isle of Man Companies Act but are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. The duties and liabilities of directors of an Isle of Man company are governed by a combination of statute and common law (based primarily on English common law). The laws in the Isle of Man do not expressly set out the directors’ common law fiduciary duties in statute. In particular, the Isle of Man has a less exhaustive body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. There is no statutory recognition in the Isle of Man of judgments obtained in the United States, although the courts of the Isle of Man will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, holders of Lifezone Ordinary Shares may have more difficulty in protecting their interests in the face of actions taken by Lifezone Metals’ management, members of the board of directors or major shareholders than they would as shareholders of a United States company.
The A&R Articles of Association of Lifezone Metals contain certain provisions, including anti-takeover provisions, which limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.
The A&R Articles of Association of Lifezone Metals contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for Lifezone Ordinary Shares, and therefore depress the trading price. These provisions could also make it difficult for shareholders to take certain actions, including electing directors who are not nominated by the incumbent members of the Lifezone Metals’ Board of Directors or taking other corporate actions, including effecting changes in Lifezone Metals’ management, and may inhibit the ability of an acquirer to effect an unsolicited takeover attempt. Shareholders may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the jurisdictions in which Lifezone Metals is incorporated or in which Lifezone Metals operates based on United States or other foreign laws against Lifezone Metals, its management or the experts named in this Annual Report.
Lifezone Metals is an Isle of Man incorporated company and substantially all of its assets and operations are located outside of the United States. In addition, most of Lifezone Metals’ directors and officers reside outside the United States and the substantial majority of their assets are located outside of the United States. As a result, it may be difficult to effect service of process within the United States or elsewhere upon these persons. It may also be difficult to enforce judgments in the jurisdictions in which Lifezone Metals operates or Isle of Man courts against Lifezone Metals and its officers and directors. It may be difficult or impossible to bring an action against Lifezone Metals in the Isle of Man if you believe your rights under the United States securities laws have been infringed. In addition, there is uncertainty as to whether the courts of the Isle of Man or jurisdictions in which Lifezone Metals operates would recognize or enforce judgments of United States courts against Lifezone Metals or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Isle of Man courts or courts in jurisdictions in which Lifezone Metals operates would hear original actions brought in the Isle of Man or jurisdictions in which Lifezone Metals operates against Lifezone Metals or such persons predicated upon the securities laws of the United States or any state.
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

In the event BHP completes the T2 Option Investment and gains majority ownership of KNL, Lifezone Holdings and LZL may be classified as inadvertent investment companies for the purposes of the ICA, which may have a material adverse effect on us.
We require and will continue to require significant additional capital to fund our business, including to develop the Kabanga Nickel Project into a sustainable and operational nickel mine and refinery. Pursuant to BHP’s investment in KNL on December 24, 2021, and the T1B Investment on February 15, 2023, BHP currently owns 17% of the shareholding of KNL, having cumulatively invested $90 million directly in KNL. Additionally, for strategic reasons to facilitate the development of the Kabanga Nickel Project, pursuant to the T2 Option Agreement, BHP has the option to consummate a further investment in KNL, subject to certain conditions being satisfied.
As of date of this Annual Report, none of Lifezone Metals, Lifezone Holdings or LZL are investment companies. Further, none of their total assets as of December 31, 2023, consists of investment securities. However, in the event the T2 Option Investment is consummated, BHP would own a majority equity interest in KNL (representing a 51% indirect interest in TNCL) and we would indirectly hold the remaining equity interest, and KNL would cease to be a majority-owned subsidiary of Lifezone Metals from that time onwards. As a result of such investment, LZL may be deemed to be an investment company under the ICA. Lifezone Metals, Lifezone Holdings and LZL are in the process of applying for an order from the SEC declaring that we are engaged primarily in a business other than that of investing, reinvesting, owning, holding, or trading in securities, which would in turn mean that Lifezone Metals, Lifezone Holdings and LZL will no longer be deemed to be investment companies under the ICA. We cannot assure you that we will receive the order in a timely manner or at all.
In the event we do not receive such order, we would be required to substantially restructure our business so as to otherwise be excepted from the ICA, which would materially and adversely affect the ongoing viability of our metals extraction and intellectual property licensing businesses. In addition, if we choose not to restructure our businesses, we believe that it would be extremely difficult for us to obtain financing necessary to pursue our strategic objectives due to regulatory restrictions under the ICA. Any such alternatives would have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.
Risks Related to Sustainability
We are increasingly expected to operate in a responsible, transparent and sustainable manner and to provide benefits and mitigate adverse impacts to affected communities. Failure, or perceived failure, to do so may result in legal suits, additional costs to address social or environmental impacts of operations on the communities, investor divestment, adverse reputational impacts and loss of “social license to operate,” and could adversely impact our financial condition.
As a result of public concern about the perceived ill effects of economic globalization and resource extraction activities, businesses in general and metals extraction companies in particular face increasing public scrutiny of their activities. The cost of measures and other issues relating to the sustainable development of metals extraction operations could place significant demands on personnel resources, could increase capital and operating costs and could have an adverse impact on our reputation, results of operations and financial condition, where not considered appropriately.
Metals extraction companies are under increasing pressure to demonstrate that, while they seek a satisfactory return on investment for shareholders, other stakeholders, including employees, host communities and, more broadly, the countries in which they operate, also benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. Social media and other web-based tools share user-generated content further and increase the potential scope and force of public scrutiny. Adverse publicity in cases where companies are believed not to be creating sufficient social and economic benefit may result in reputational damage, active community opposition, allegations of human rights abuses, legal suits and investor withdrawal. In addition, there have been many instances in which local community groups have opposed metals extraction activities, which have resulted in disruption and delays to the relevant operation.
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

If we are unsuccessful in securing community support for our projects, or groups opposed to mining successfully pursue similar or other legal mechanisms to attempt to block exploration or extraction activities, there could be an adverse impact on our reputation, our ability to develop our mining concessions, and our results of operations and financial condition. The RAP with respect to the Kabanga Nickel Project has been developed to national standards and is currently being uplifted to align with international standards. There is a risk that the RAP is delayed due to court cases or grievances of PAPs or other parties, which would delay the project construction and production timelines or require additional compensation. Further, there is also a risk that the PAPs, related parties, NGOs or governmental departments raise grievances or court cases related to the RAP, several years after the commencement of operations at Kabanga. In both scenarios, in addition to the risk of litigation and increase of costs and delays, our reputation and the reputation of the project may be adversely affected.
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
A failure to understand, manage and provide greater transparency of our exposure to Sustainability standards, frameworks and regulations as well as sustainability-related risks or an overstatement of the potential sustainability-related opportunities of our products or technology may have adverse implications for us and stakeholders.
Sustainability-related risks may directly or indirectly impact our business and the achievement of our strategy and consequently those of our key stakeholders, which range from customers, institutional investors, employees and suppliers, to policymakers, regulators, industry organizations and local communities. A failure to transparently and consistently implement our Sustainability strategy across the intellectual property licensing business and the metals extraction business may adversely impact our financial condition and reputation and may negatively impact our stakeholders, who all have expectations, concerns and aims related to Sustainability matters, which may differ, both within and across the markets in which we operate.
While we may create and publish voluntary disclosures regarding Sustainability matters from time to time, many of the statements in those voluntary disclosures will be based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are in some cases necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved. Voluntary disclosures regarding Sustainability matters, as well as any Sustainability disclosures mandated by law, could result in private litigation or government investigation or enforcement action regarding the sufficiency, veracity, or validity of such disclosures. In addition, failure or a perception (whether or not valid) of failure to implement Sustainability strategies or achieve Sustainability goals or commitments, including any GHG reduction or decarbonization goals or commitments, could result in private litigation and damage our reputation, cause investors or consumers to lose confidence in us, and negatively impact our operations. For example, while a study by EY Cova for two (2) conceptual applications has indicated that the Kell Process Technology results in lower GHG emissions and lower consumption of electricity compared to smelting, no active refinery currently licenses our Hydromet Technology and we are currently in the process of developing the Kabanga Hydromet Technology and the autocatalyst recycling technology. Accordingly, our Hydromet Technology and the resultant metals may not achieve the expected ESG-related benefits or at all.
Further, governments and regulators globally are increasingly regulating the reporting of Sustainability metrics and their Sustainability standards, frameworks and regulations generally. The requirement to meet relevant national and international Sustainability standards has continued to emerge in general and as part of the battery metals supply chain. However, the countries in which we operate may not adhere to the international best practices or have as stringent rules as other jurisdictions. If we are unable to meet and transparently disclose the global Sustainability standards, frameworks or regulations satisfactorily, this could impact our reputation in the market, customer and stakeholder appetite and would in turn have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.
GHGs are and will be emitted directly by our operations, by external utilities from which we may need to purchase electricity and by suppliers from which we may need to purchase consumables. Although refineries using our Hydromet Technology are expected to emit fewer GHGs than metals processing operations using traditional smelting and refining technologies, they will still emit substantial levels of GHGs. Certain members of the international community negotiated a treaty at the Conference of the Parties of the UN Framework Convention on Climate Change in Paris in December 2015 (the “Paris Agreement”). The Paris Agreement, which came into force in November 2016, requires developed countries to set targets for GHG emissions reductions. In order to meet national reductions commitments, including a goal of “net zero” carbon or carbon neutrality by 2050 set by numerous jurisdictions, it is likely that additional measures addressing GHG emissions, including stricter GHG emissions limits and/or some form of carbon pricing, will be implemented in various countries in the future. Additionally, the UN Climate Change Conference of Parties, held in November 2021, concluded with the finalization of the Glasgow Climate Pact, which stated long-term global goals (including those in the Paris Agreement) to limit the increase in the global average temperature to 1.5°C and emphasized reduction in GHG emissions and a commitment that countries would phase out inefficient fossil fuel subsidies.
Carbon pricing refers to various initiatives that seek to internalize the social or environmental cost of carbon on industries by imposing carbon taxes, cap-and-trade schemes and/or the elimination of free credits for carbon emissions. As governments continue to set aggressive decarbonization targets to meet the commitments made as a result of the Paris Agreement, carbon pricing systems are likely to be implemented in a number of jurisdictions, including in Tanzania where we operate and other areas where we have or may in the future have licensees and operations. Such measures could require us to reduce our direct GHG emissions or energy use or to incur significant costs for GHG emissions allowances or taxes, including as a result of costs or taxes passed on by electricity utilities and consumable suppliers which supply our operations. We could also incur significant costs associated with capital equipment to reduce GHG emissions, as well as GHG monitoring and reporting and other obligations to comply with applicable requirements. Such measures could drive up the costs of capital goods, energy and other utility and consumable costs that are critical inputs to our metals extraction operations.
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
Furthermore, the potential physical impacts of climate change on our operations are highly uncertain and may adversely impact the cost, production and financial performance of our operations. Finally, litigation risks are also increasing as a number of parties have sought to bring suit against various companies in court, alleging, among other things, that such companies created public nuisances by producing products or fuels that contributed to climate change or alleging that the companies have been aware of the adverse effects of climate change for some time but defrauded their investors or customers by failing to adequately or transparently disclose those impacts. Should we be targeted by any such litigation, we may incur liability, which, to the extent that societal pressures or political or other factors are involved, could be imposed without regard to causation or contribution to the asserted damage, or to other mitigating factors. An unfavorable ruling in any such case could significantly impact our operations and could have an adverse impact on our financial position.

Risks Related to operating in foreign jurisdictions, including Tanzania
Investor perceptions of risks in developing countries or emerging markets, including in Tanzania, could reduce investor appetite for investments in these countries or for the securities of issuers operating in these countries, such as Lifezone Metals.
Emerging markets, including Tanzania, are generally subject to greater risks, including legal, regulatory, economic and political risks, than more developed markets. There may also be unpredictability with respect to court judgments, including in cases involving the local government. Accordingly, investors should exercise particular care in evaluating the risks involved and should consider whether, in light of these risks, investing in the shares of a company whose assets and operations are based in an emerging market is appropriate. Economic crises in one or more such countries may reduce overall investor appetite for securities of issuers operating in developing countries generally, even for such issuers that operate outside the regions directly affected by the crises. Past economic crises in developing countries have often resulted in significant outflows of international capital and caused issuers operating in developing countries to face higher costs for raising funds, and in some cases have effectively impeded access to international capital markets for extended periods.
Thus, even if the economies of the countries in which Lifezone Metals operates remain relatively stable, financial turmoil in any developing market country could have an adverse effect on Lifezone Metals’ business, financial condition, results of operations, prospects or liquidity.
Our operations are subject to water use regulations, which could impose significant costs and burdens.
Tanzania are water-scarce countries, where the demand for water exceeds natural water availability in river basins. As a result, our operations will be subject to regulatory controls on usage and disposal of water. Under Tanzanian law, metals extraction operations are subject to water use licenses and/or authorizations that govern each operation’s water usage and that require, among other things, metals extraction companies to achieve and maintain certain water quality limits regarding all water discharges. We may therefore face increasing competition for water uses both in respect of surface and groundwater, which will not only have implications from a water allocation and entitlement perspective but may result in higher operating costs from a tariff perspective, as water use charges may increase. If water scarcity becomes acute, this would raise risks in relation to the sustainability of supply, and there may be a need for us to implement new technology in order to use water more efficiently.
Any failure by us to secure access to suitable water supplies or achieve and maintain compliance with applicable requirements of the permits or licenses, could result in curtailment or halting of commencement or ongoing production at the affected operations. Incidents of water pollution or shortage can, in certain cases, lead to community protest and ultimately to the withdrawal of community and government support for our operations. A failure by us to comply with water contamination-related directives may result in further, more stringent, directives being issued against us, which may, in some cases, result in a temporary or partial shutdown of our operations.
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
The potential impact of the control of currency conversion, restrictions on dividends or the ability to transfer funds out of Tanzania may negatively impact our business.
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
Risks Related to Ownership of Securities in Lifezone Metals
There can be no assurance that Lifezone Metals will be able to comply with the continued listing standards of NYSE.
Our Lifezone Ordinary Shares are listed on the NYSE. If we violate the NYSE’s listing requirements or if we fail to meet any of the NYSE’s continued listing standards, our securities may be delisted. If the NYSE delists our securities from trading, then we and our shareholders could face significant material adverse consequences.
We may issue additional equity in the future, which could cause significant dilution to our shareholders.
Our A&R Articles of Association authorize the issuance of an unlimited number of Lifezone Ordinary Shares. We may issue additional Lifezone Ordinary Shares in the future in connection with a financing or an acquisition. For more information, see “— We will require significant additional capital to fund our business, and no assurance can be given that such capital will be available at all or available on terms acceptable to us.” We may also grant options to purchase Lifezone Ordinary Shares, stock appreciation rights, restricted shares, restricted stock units or other equity or equity related awards, in each case, in respect of Lifezone Ordinary Shares as compensation to our directors, officers, employees and consultants, including under the 2023 Omnibus Incentive Compensation Plan. See “Executive Compensation — Director Compensation — 2023 Omnibus Incentive Compensation Plan.” Together with our brokers and financial advisors, we continuously monitor capital market conditions, and our board of directors recurrently considers various forms of financing available to Lifezone.
Such issuances may not require the approval of our shareholders. Any issuance of Lifezone Ordinary Shares, or equity securities convertible into Lifezone Ordinary Shares, including but not limited to, preferred stock, warrants and options, will dilute the percentage ownership interest of all shareholders, may dilute the book value per share of our Lifezone Ordinary Shares and may negatively impact the market price of our Lifezone Ordinary Shares.
The Committee on Foreign Investment in the United States (“CFIUS”) may impose conditions on the Business Combination.
CFIUS has authority to review certain direct or indirect foreign investments in United States businesses for national security considerations. Among other things, CFIUS is authorized to require mandatory filings for certain foreign investments in the United States and to self-initiate national security reviews of certain foreign direct and indirect investments in United States businesses if the parties to such investments choose not to file voluntarily. With respect to transactions that CFIUS determines present unresolved national security concerns, CFIUS has the power to suspend transactions, impose mitigation measures or recommend that the president of the United States block pending transactions or order divestitures of completed transactions when national security concerns cannot be mitigated. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, whether the target company is a United States business, the level of beneficial ownership and voting interests acquired by foreign persons, and the nature of any information, control, access or governance rights that the transaction affords foreign persons. For example, any transaction that could result in foreign “control” (as such term is defined in the CFIUS regulations) of a United States business is within CFIUS’s jurisdiction. In addition, CFIUS has jurisdiction over certain investments that do not result in control of a United States business by a foreign person but that afford a foreign person certain access, involvement or governance rights in a “TID United States business”, that is, a United States business that: (1) produces, designs, tests, manufactures, fabricates, or develops one or more “critical technologies”; (2) owns, operates, manufactures, supplies or services certain “critical infrastructure”; or (3) maintains or collects, directly or indirectly, “sensitive personal data” of United States citizens.
Certain of the Key Lifezone Holdings Shareholders are non United States persons, including without limitation: (1) Keith Liddell (UK national); (2) Keith and Shelagh Jane Liddell jointly (both UK nationals); (3) Varna Holdings Limited (an entity organized under the laws of the British Virgin Islands); (4) BHP (an entity organized under the laws of England and Wales); (5) Peter Smedvig (a UK national); (6) Kamberg Investments Limited (an entity organized under the laws of the British Virgin Islands); (7) Duncan Bullivant (a UK national); and (8) Hermetica Limited (an entity organized under the laws of England and Wales). Each of Lifezone Metals and Lifezone Holdings and LZL is a foreign person. Each of them is organized under the laws of the Isle of Man and has its principal place of business in the Isle of Man. Neither Lifezone Metals nor Lifezone Holdings nor LZL is an operating company. Lifezone Holdings conducts operations through its subsidiaries, and these operations are focused in Europe, Australia and Africa.
CFIUS has broad discretion to interpret its regulations, and we cannot predict whether CFIUS may seek to review the Business Combination. If CFIUS were to determine that the Business Combination or any portion thereof are within its jurisdiction, it might request that the parties submit a filing with respect to the Business Combination. If CFIUS reviews the Business Combination and identifies an unresolved national security concern as part of such review, CFIUS could recommend that the president of the United States order one or more foreign persons to divest all or a portion of the Lifezone Ordinary Shares that they acquired without first obtaining CFIUS approval. Moreover, should CFIUS determine that any parties to the Business Combination were required to make a filing with CFIUS but failed to do so, CFIUS could impose a civil penalty not to exceed $250,000 or the value of the relevant transaction, whichever is greater, on the parties it determines were subject to a mandatory filing requirement.
Our ability successfully to operate our business is largely dependent upon the efforts of key personnel. The loss of such key personnel could negatively impact the operations and financial results of the combined business.
The ability to successfully operate the business of Lifezone Metals and achieve its objectives is dependent upon the expertise, leadership and efforts of key personnel, including directors, officers, and other critical employees with specialized knowledge or experience. A lack of familiarity with SEC and other regulatory requirements could require Lifezone Metals to expend time and resources to ensure compliance and effective operations.
Key personnel departures, whether due to resignations, competitive pressures, or retirement, could disrupt the operations, delay strategic initiatives, or negatively affect profitability of Lifezone Metals. The loss of such individuals could also erode stakeholder confidence, harm company culture and employee morale, and create challenges in managing day-to-day operations.
Further, the competitive landscape for skilled and experienced personnel heightens the risk that key employees may be attracted to opportunities with competitors. A lack of robust succession planning or ineffective knowledge transfer processes could exacerbate the negative impacts of personnel departures, increasing operational risks.
Risks Related to Taxation
Lifezone Metals believes it was likely a passive foreign investment company (“PFIC”) for its taxable year ending December 31, 2024 and may be a PFIC for future taxable years, in which case United States investors will generally be subject to adverse United States federal income tax consequences.
A United States Holder (as defined below in the section of this Annual Report entitled “Taxation”) that holds Lifezone Ordinary Shares during any year in which Lifezone Metals is a PFIC, will generally be subject to adverse United States federal income tax consequences and additional reporting requirements. United States Holders are strongly encouraged to consult with their own tax advisors to determine the application of the PFIC rules to them in their particular circumstances and any resulting tax consequences, including regarding any elections which may mitigate certain adverse United States federal income tax consequences. Please see the section of this Annual Report entitled “Taxation” for a more detailed discussion with respect to the PFIC status of Lifezone Metals and the resulting tax consequences to United States Holders.
If a United States person is treated as owning at least 10% of Lifezone Ordinary Shares for United States federal income tax purposes, such holder may be subject to adverse United States federal income tax consequences.
If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of Lifezone Ordinary Shares, such person may be treated as a “United States shareholder” with respect to Lifezone Metals or certain non United States subsidiaries that constitute a “controlled foreign corporation” as a result of certain attribution rules (in each case, as such terms are defined under the United States Internal Revenue Code of 1986, as amended). United States shareholders of a controlled foreign corporation may be required to annually report and include in their United States taxable income, as ordinary income, their pro rata share of “Subpart F income,” “global intangible low-taxed income” and certain investments in United States property by controlled foreign corporations, whether or not Lifezone Metals makes any distributions to such United States shareholders. A failure by a United States shareholder to comply with its reporting obligations may subject the United States shareholder to significant monetary penalties and other adverse tax consequences, and may extend the statute of limitations with respect to the United States shareholder’s United States federal income tax return for the year for which such reporting was due. Lifezone Metals’ management cannot provide any assurances that Lifezone Metals will assist investors in determining whether any of its non-United States subsidiaries are controlled foreign corporations or whether any investor is a United States shareholder with respect to any such controlled foreign corporations. Lifezone Metals’ management also cannot guarantee that it will furnish to United States shareholders information that may be necessary for them to comply with the aforementioned obligations. United States investors should consult their own advisors regarding the potential application of these rules to their investments in Lifezone Metals. The risk of being subject to increased taxation may deter Lifezone Metals’ current shareholders from increasing their investment in Lifezone Metals and others from investing in Lifezone Metals, which could impact the demand for, and value of, the Lifezone Ordinary Shares.
ITEM 4 INFORMATION ON THE COMPANY
ITEM 4 A: HISTORY AND DEVELOPMENT OF THE COMPANY
For more information, please see Item 4D Property, Plants and Equipment, Item 5 Operating and financial review and prospects and audited consolidated financial statements Note 1: General Information
Lifezone Metals was incorporated under the laws of the Isle of Man on December 8, 2022. Lifezone Metals' registered office is located at 2nd Floor, St George’s Court, Upper Church Street, Douglas, IM1 1EE, Isle of Man. Our telephone number at that address is +44 (0)1624 850 500. At Lifezone, we are at the forefront of innovation, championing cleaner and more sustainable metals production to meet global needs.
Our primary asset is the Kabanga Nickel Project, which is located in north-west Tanzania. Based on the Mineral Resource Estimates detailed in the December 2024 Technical Report Summary, we believe Kabanga comprises one of the world’s largest and highest-grade nickel sulfide deposits.
Our second project will utilize our Hydromet Technology to recycle the PGM recovered from spent Autocats.
Lifezone's website is at: www.lifezonemetals.com. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s internet site is www.sec.gov. None of the information contained on these websites is incorporated into or forms a part of this Annual Report.
History and organization
Lifezone Holdings was formed as a holding company for LZL and acquired 100% of the equity interest (including outstanding options and restricted stock units) in LZL on June 24, 2022, in consideration for issuing shares of Lifezone Holdings on a 1:1 basis to LZL shareholders at the time (following a 1:200 split of shares of LZL) (the “Lifezone Holdings Transaction”). Also, on June 24, 2022 (just prior to the Lifezone Holdings Transaction), the shareholders of KNL, other than LZL and BHP, exchanged shares via the Flip-Up. The KNL options were also exchanged for options in Lifezone Holdings on a 1:1 basis as part of the Flip-Up.

As result of the Flip-Up, which was accounted for as a business combination under common control, LZL and KNL (together with its subsidiaries) are together viewed as the predecessors to Lifezone Holdings and its consolidated subsidiaries. As a result, the audited consolidated financial statements of Lifezone Holdings recognize the assets and liabilities received in the Lifezone Holdings Transaction and the Flip-Up at their historical carrying amounts, as reflected in the historical financial statements of LZL and KNL (together with its subsidiaries).
Lifezone Metals was incorporated on December 8, 2022, for the purpose of effectuating the SPAC Transaction discussed as below. Prior to the consummation of the SPAC Transaction below, Lifezone Metals had no material assets and did not operate any businesses.
BHP's investments
Lifezone's primary metals asset is the Kabanga Nickel Project. On December 24, 2021, BHP invested $10 million in LZL and KNL entered into a $40 million convertible loan agreement with BHP and LZL and BHP entered into the Lifezone Subscription Agreement in relation to the Kabanga Nickel Project. Following the conversion of the convertible loan on July 1, 2022, BHP held an 8.9% interest in KNL, reflected within a NCI.
On October 14, 2022, BHP committed to invest a further $50 million in KNL in the form of equity under the T1B Subscription Agreement, the completion of which was subject to certain conditions. KNL satisfied substantially all the closing conditions and received $50 million on February 15, 2023, and issued a stock certificate on the same day, bringing BHP’s interest in KNL from 8.9% as of December 31, 2022, to 17.0%. Associated with this transaction, KNL paid $2.5 million equity issuance cost, with the liability to an investment bank accounted for as a payable in 2022.
SPAC transaction
On December 13, 2022, Lifezone Metals and GoGreen, an exempted company under Section 4(a)(2) of the Securities Act and/or Regulation D, incorporated under the laws of the Cayman Islands and listed on the NYSE, entered into a BCA with Sponsor, Merger Sub and Lifezone Holdings.
Lifezone Metals, Lifezone Holdings and GoGreen consummated the SPAC Transaction pursuant to the BCA on July 6, 2023 (the “Closing, and the “Closing Date”). The transaction was unanimously approved by GoGreen’s Board of Directors and was approved at the extraordinary general meeting ("EGM") of GoGreen’s shareholders held on June 29, 2023. GoGreen’s shareholders also voted to approve all the other proposals presented at the EGM. As a result of the SPAC Transaction, the Merger Sub, as the surviving entity after the SPAC Transaction, and Lifezone Holdings's each became wholly owned subsidiaries of Lifezone. As Lifezone Holdings's shareholders hold the majority of shares in the combined entity post the acquisition, and as Lifezone Holdings's key management personnel continue to direct the combined business and Lifezone Holdings’s former shareholder control the board composition, Lifezone Metals is considered the accounting acquirer.
The SPAC Transaction was accounted for as a Reorganization. Under this method of accounting, GoGreen was treated as the “acquired” company for financial reporting purposes, with Lifezone Metals being the accounting acquirer and accounting predecessor. Accordingly, the Reorganization was treated as the equivalent of Lifezone Metals issuing shares at Closing of the Reorganization for the net assets of GoGreen. This was accompanied by a recapitalization via a PIPE transaction.
The Reorganization, which is not within the scope of IFRS 3 - Business Combinations since GoGreen did not meet the definition of a business in accordance with IFRS 3, was accounted for as a share-based payment transaction within the scope of IFRS 2 - Share-based Payment. Accordingly, pursuant to IFRS 2, Lifezone recorded a one-time non-cash expense of $76.9 million recognized as a SPAC Transaction expense, based on the excess of the fair value of Lifezone Metals shares issued at a value of $10 per share over the fair value of GoGreen’s identifiable net assets acquired.
GoGreen’s net assets as of July 6, 2023, prior to the Closing of the SPAC Transaction predominantly comprised of cash and cash equivalents, less current liabilities, which are together considered the fair value of GoGreen’s identifiable net assets. In accordance with IFRS 2 paragraph 10, the net assets of GoGreen will be stated at fair value, with no goodwill or other intangible assets recorded and any excess of fair value of Lifezone Metals shares issued over the fair value of

GoGreen’s identifiable net assets acquired represents a compensation for the service of a stock exchange listing for its shares, shown as SPAC Transaction expenses below.

	Shares issued at Closing	Fair value per Share	Fair value of shares at closing date
		$	$
Previous GoGreen Sponsor shareholders	6,468,600	10.00	64,686,000
Previous GoGreen public shareholders	1,527,554	10.00	15,275,540
Total	7,996,154		79,961,540
Fair value of GoGreen net assets			(3,104,056)
SPAC Transaction expense			76,857,484
The BCA was signed concurrent to the closing of the PIPE transaction, which raised $70.2 million of gross proceeds.
Prior to the Closing, the SPAC incurred 94.47% of redemptions from public shareholders following a redemption vote deadline of June 27, 2023, leaving 1,527,554 residual shares in trust. At the Closing, Lifezone Metals acquired GoGreen and former GoGreen shareholders received the number of Lifezone Ordinary Shares and Warrants equal to their former holdings of GoGreen shares and warrants. The outstanding warrants formerly associated with GoGreen will therefore be recognized in Lifezone’s future reported financial position.
Immediately prior to the Closing, holders of all outstanding Lifezone Holdings options (18,054 in total) and restricted stock units (30,000 in total) elected to exercise or settle, respectively, their options and restricted stock units for Lifezone Holdings shares. All outstanding Lifezone Holdings shares were subsequently exchanged for shares in Lifezone Metals at July 6, 2023 at a ratio of c. 94:1.
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
As a result of the SPAC Transaction, Lifezone Metals as the new parent company, became a SEC-registered foreign private issuer, as defined under the Exchange Act ("FPI") listed on the NYSE, which requires implementing procedures and processes to address public company regulatory requirements and customary practices. Management expects to incur additional annual expenses as a public company.
Following the Closing, but prior to the completion of the acquisition of Simulus on July 18, 2023, as described in detail below, Lifezone Metals shareholders comprised all prior shareholders of Lifezone Holdings, prior shareholders of GoGreen (including its public shareholders post-redemptions and Sponsor shareholders) and all PIPE investors resulting in Lifezone Metals having a total of 77,693,602 shares issued and outstanding.
Pursuant to earnout arrangements under the BCA, former Lifezone Holdings and Sponsor shareholder will receive additional Lifezone Metals shares if the daily VWAP of Lifezone shares equals or exceeds (i) $14.00 per share for any 20 Trading Days within a 30-Trading Day period (“Trigger Event 1”) and (ii) $16.00 for any 20 Trading Days within a 30-Trading Day period (“Trigger Event 2”). Of the total shares issued and outstanding, 1,725,000 shares are issued but held in escrow and relate to the Sponsor earnouts, which are subject to the occurrence of the two trigger events. Further information on the accounting earnouts is provided in Note 25 (Equity) of our audited consolidated financial statements.
Lifezone Metals' Form F-1 registration statement became effective on September 29, 2023, registering the resale of certain Lifezone Ordinary Shares and Warrants owned by certain previous Lifezone Holdings Shareholders, the Sponsor shareholders (including its limited partners), PIPE investors and the sellers of the Simulus business. Pursuant to the BCA, a 180-day lock-up period following the Closing Date applies to (i) 5,133,600 Lifezone Ordinary Shares, and 667,500 warrants received by the Sponsor shareholders and (ii) the Lifezone shares received by the previous Lifezone Holdings Shareholders who owned 1.5% or more of the outstanding Lifezone Holdings shares prior to the Closing Date, in each case, subject to certain exceptions. 1,335,000 Lifezone Ordinary shares received by the Sponsor shareholders were subject to a 60-day lock-up from the Closing Date.
Simulus acquisition
On March 3, 2023, LZAP, a wholly owned subsidiary of Lifezone Metals, signed a share sale agreement with the shareholders of Simulus, a leading hydrometallurgical laboratory and engineering company located in Perth, Australia.
The transaction formally closed on July 18, 2023, for a total consideration of $14.53 million comprising a $1.0 million deposit paid on March 27, 2023, a cash consideration of $7.5 million paid on closing and 500,000 shares in Lifezone Metals. The Simulus vendors were restricted from disposing of, transferring, or assigning their consideration shares for a period of six months from the completion of the Simulus acquisition.
Further information on the accounting of the Simulus acquisition is provided in Note 27 of our audited consolidated financial statements.
ITEM 4 B: BUSINESS OVERVIEW
For more information, please see Item 4D Property, Plants and Equipment, Item 5 Operating and financial review and prospects and audited consolidated financial statements Note 1: General Information
Overview
At Lifezone, we are at the forefront of innovation, championing cleaner and more sustainable metals production to meet global needs.
Our primary asset is the Kabanga Nickel Project, which is located in north-west Tanzania. Based on the Mineral Resource Estimates in the December 2024 Technical Report Summary, we believe Kabanga comprises one of the world’s largest and highest-grade undeveloped nickel sulfide deposits.
Our second project which is a US based recycling partnership with Glencore, would utilize our Hydromet Technology to recycle the PGM recovered from spent Autocats.
We seek to support the clean energy transition through licensing of our Hydromet Technology as an alternative to traditional smelting and metals refining. We believe that our metals resources, Hydromet Technology and expertise position us for long-term growth as customers continually look for cleaner sources of metals for delivery into the global markets.
Our business consists of three segments: (i) our metals extraction and refining business, (ii) our intellectual property licensing business and (iii) corporate.

Metals extraction and refining
The metals extraction and refining segment of our business is undertaken primarily through KNL. KNL was formed on February 8, 2019, for the purpose of developing and operating a vertically integrated base metal operation in the north-west region of Tanzania. On January 19, 2021, KNL entered into the Framework Agreement with the Government of Tanzania, pursuant to which the Government of Tanzania holds a 16% non-dilutable free-carried interest in TNCL and KNL holds the remaining 84% interest. The Framework Agreement includes provisions setting out the arrangement in relation to the conduct of future mining and refining operations, the grant of the Government of Tanzania’s non-dilutable free-carried interest in TNCL, the principles of equitable sharing of economic benefits between KNL and the Government of Tanzania, and a commitment to construct a refinery in-country to the benefit of Tanzania as the host nation.
On April 30, 2021, KNL obtained the Kabanga Data by acquiring Kabanga Holdings Limited and Romanex International Limited, equally owned by Barrick Gold and Glencore.
The previous owners of the Kabanga Nickel Project, Barrick and Glencore, cumulatively conducted drilling of 587 km through 1,404 drillholes and cumulatively spent approximately $293 million on drilling and studies. For further details, see “Description of the Kabanga Nickel Project.”

On October 25, 2021, TNCL was issued the SML and, in addition, we hold six prospecting licenses surrounding the SML. We are currently in the process of reviewing and updating our project development plan, including the preparation of a Definitive Feasibility Study, which is proposed to include two operational areas: (i) a mine and concentrator plant in the SML area; and (ii) a base metals refinery located at Buzwagi, near Kahama, using our Hydromet Technology. The refinery site in Kahama is located within a Special Economic Zone, which is expected to provide certain tax and other economic benefits. The RAP is underway. In addition, environmental studies are being updated and uplifted to international standards. For further details, see “Description of the Kabanga Nickel Project.” in Item 4D.
BHP, a leading global resource company, is a strategic partner in the Kabanga Nickel Project. BHP has made a $10 million investment in LZL pursuant to the Lifezone Subscription Agreement and a $40 million investment in KNL pursuant to the T1A Loan Agreement, which was subsequently converted into equity in July 1, 2022. In October 2022, BHP agreed to invest a further $50 million in KNL in the form of equity under the T1B Subscription Agreement, which investment was consummated on February 15, 2023. BHP currently has a 17.0% interest in KNL and LZL has 83.0%.
In addition, the T2 Option Agreement was entered into between BHP, LZL and KNL in October 2022. BHP has the option to consummate a further investment in KNL, subject to the satisfaction of certain conditions, including the completion of, and agreement on, the Definitive Feasibility Study, agreement on the Joint Financial Model with the Government of Tanzania in respect of the Kabanga Nickel Project, the amendment of the articles of association of the TNCL Subsidiaries to remove the implied interest of the Government of Tanzania in the TNCL Subsidiaries and receipt of any necessary regulatory and tax approvals.
In the event the T2 Option Agreement is consummated, BHP would own a 60.7% majority stake in KNL and BHP would manage the development and operations of the project. The T2 option valuation price is based on 0.7 times the average net asset value of KNL, as assessed by three independent valuation experts.
However, notwithstanding that BHP would own a majority of the shares of KNL, given the governance framework in the T2 Option Agreement, we expect that we would continue to have significant influence on the day-to-day operations of KNL. For details, see “— Material Contracts — Arrangements with BHP".
Further, pursuant to the T2 Option Agreement, we are entitled to certain off-take marketing rights with respect to the Kabanga Nickel Project, and have retained the marketing rights for up to 40%, in aggregate, of the total refined nickel, cobalt and copper production from the Kahama refinery. For further details, see “— Material Contracts — Arrangements with BHP — T2 Option — T2 Option Agreement.”
We have formally commenced a process to monetize a portion of our Kabanga Nickel Project marketing rights with an off-take transaction with potential end customers focused on producing batteries and EVs. Once in production, we also expect to generate revenue from the licensing of our Hydromet Technology in the form of a royalty from the sale of base metals from the Kabanga Nickel Project refined at the Kahama refinery. For further details, see “— Material Contracts — Licensing Arrangements.” If BHP does not make the T2 Option Investment, we will retain 100% of the off-take marketing rights from the Kabanga Nickel Project and expect that we would continue developing the Kabanga Nickel Project and expect to fund such development through debt and/or equity financing, monetization of the offtake and/or royalty streams and possibly exploring other strategic partners for the project.
In addition to the extraction and refining business undertaken by KNL with respect to the Kabanga Nickel Project, we are continuously evaluating other potential extraction and refining business opportunities.
Intellectual property licensing
With respect to our intellectual property licensing business, on January 10, 2024, Lifezone entered into a subscription agreement with a subsidiary of Glencore to establish a United States based recycling partnership to recover PGM from spent Autocats.
The subscription agreement contemplates a two-phased implementation plan. Phase 1 consists of a program of pilot testing and a feasibility study that Lifezone has commenced at its Simulus laboratories in Perth using its Hydromet Technology. As part of Phase 1, Lifezone and Glencore have both contributed $1.5 million into a new United States entity, Lifezone Recycling US, LLC, that prior to the execution of the subscription agreement was 100% owned by Lifezone. Lifezone currently owns 94% and Glencore 6% of Lifezone Recycling US, LLC.

The pilot test and feasibility study program will allow estimation of PGM recoveries, capital and operating expenditures and PGM processing timelines. A business case with updated inputs from phase 1 will determine a decision by Lifezone and Glencore to proceed with the construction of a commercial-scale recycling facility in the United States that will produce refined PGM end products. Glencore would provide a working capital facility for the commercial-scale recycling facility and will be the sole offtaker and marketer of the refined PGM. Lifezone would provide its Hydromet Technology to the venture, in addition to being the operator and majority owner.
An additional part of our intellectual property licensing business relates to the strategic partnership we agreed with SRL in 2014 and later with the IDC in 2016 regarding the development of the potential Kell-Sedibelo-Lifezone Refinery. As of November 2023, all operations at Sedibelo’s Pilanesberg Platinum Mines were suspended and placed on care and maintenance until further notice.
Seasonality
The nickel, cobalt, copper and PGM markets do not demonstrate seasonality effects.
Raw Materials
Given that operations with respect to the Kabanga Nickel Project and the potential Kell-Sedibelo-Lifezone Refinery have not commenced, no specific raw materials are required beyond gasoline and diesel fuel for the site vehicles and heavy equipment required to build roads and conduct drilling and pre-development operations. While we are currently considered as an exploration-stage company in accordance with S-K 1300, with respect to the Kabanga Nickel Project, our exploration activities are largely complete and we are currently in the pre-development stage and as such we do not require any significant raw materials in order to carry out our primary operating activities. Our primary operating objective is to develop the Kabanga Nickel Project.
Marketing
While we are currently a pre-development exploration-stage metals company, we continue to explore arrangements with potential customers for the eventual offtake of the metals we produce in the future. In relation to our Hydromet Technology, we aim to leverage its intellectual property licensing potential with other companies involved in metals processing. During the year ending December 31, 2024, we spent $84,267 (2023: $359,402) on advertising and marketing expenses.
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
However, based on the Mineral Resource Estimates in the December 2024 Technical Report Summary, we believe that the Kabanga Nickel Project is one of the world’s largest and highest grade nickel sulfide deposits. For further details, see “Risk Factors — Risks Related to Operational Factors Affecting Lifezone — We may be unable to compete successfully for employees, exploration, resources, capital funding, equipment and contract exploration, development and construction services with our competitors,”
Material effects of government regulations on business
Please see “Risk Factors — Risks Related to Operational Factors Affecting Lifezone — We are subject to significant governmental regulations that affect our operations and costs of conducting our business and may not be able to obtain all required permits and licenses to place our properties into production".
ITEM 4 C: ORGANIZATIONAL STRUCTURE
Lifezone Metals is a holding company with its interests organized as set forth in Table below.

The information set forth under the heading ITEM 6A Directors and Senior Management of the Annual Report for the 20-F 2024 is incorporated herein by reference. Also see Note 2.1 “Basis of Preparation” of our audited consolidated financial statements.
The following diagram depicts our organizational structure as at the date of this Annual Report

Lifezone Metals Ltd (NYSE: LZM) (Isle of Man)
1.9%
BHP Billiton (UK) DDS Ltd (United Kingdom)
100%
Lifezone Holdings Ltd (Isle of Man)
17.0%
100%
Lifezone Ltd (Isle of Man)
83.0%
Kabanga Nickel Ltd (United Kingdom)
100%
100%
50%
100%
100%
100%
Lifezone Asia-Pacific Pty Ltd (Australia)
LZ Services Ltd (United Kingdom)
Kelltech Ltd (Mauritius)
50%
Orkid S.a.r.l (Luxembourg)
Lifezone US Holdings Limited (United Kingdom)
Govt. of Tanzania Treasury Registrar (Tanzania)
Kabanga Holdings Ltd (Cayman Islands)
Romanex International Ltd (Canada)
100%
66.6%
100%
84%
16%
60%
60%
40%
40%
The Simulus Group Pty Ltd (Australia)
Kelltechnology South Africa (RF) (Pty) Ltd (South Africa)
33.3%
Industrial Development Corp. (South Africa)
Lifezone Holdings US, LLC (United States)
Tembo Nickel Corporation Ltd (Tanzania)
0.02%
0.02%
Kabanga Nickel Company Ltd (Tanzania)
Kagera Mining Company Ltd (Tanzania)
100%
100%
100%
94%
99.98%
99.98%
Simulus Pty Ltd (Australia)
Kellplant (Pty) Ltd (South Africa)
Lifezone Services US, LLC (United States)
Lifezone Recycling US, LLC (United States)
Tembo Nickel Mining Company Ltd (Tanzania)
Tembo Nickel Refining Company Ltd (Tanzania)
6%
Glencore Ltd (Switzerland)

*Assumes that the T2 Option Investment by BHP in KNL is not completed
**At the time the TNCL Subsidiaries were incorporated by the Government of Tanzania, the articles of association of each of TNMCL and TNRCL implied that the Government of Tanzania has a 16% interest in each entity, with TNCL holding the remaining 84% interest. Based on discussions with the Government of Tanzania, Lifezone understands that the Government of Tanzania has acknowledged TNCL’s right under the Framework Agreement to own 100% of each TNCL Subsidiary and expects that the GOT will amend the articles of association of the TNCL Subsidiaries to correct this administrative error. However, as of the date of this Annual Report, whilst the register of members of each TNCL Subsidiary correctly records TNCL as holding 4,999 shares and the Government of Tanzania as holding 1 share, the articles of association of each TNCL Subsidiary incorrectly implies that the Government of Tanzania holds a 16% interest and as such TNCL holds an 84% interest in each TNCL Subsidiary. For more information, see “Risk Factors – Risks Related to Operational Factors Affecting Lifezone – Due to an inadvertent administrative error during incorporation, the articles of association of each TNCL Subsidiary imply that the Government of Tanzania has a 16% carried interest in such TNCL Subsidiary in addition to the 16% non-dilutable free-carried interest in TNCL.”
ITEM 4 D: PROPERTY, PLANTS AND EQUIPMENT
General
Currently, we consider only the Kabanga Nickel Project and Simulus laboratory assets to be material. We do not currently consider the interests Lifezone holds in its other projects or property to be material.

THE DESCRIPTION OF THE KABANGA NICKEL PROJECT
Overview
This description of the Kabanga Nickel Project has been prepared for Lifezone by Qualified Person ("QP") Sharron Sylvester, BSc (Geol), RPGeo AIG (10125), employed by OreWin Pty Ltd as Technical Director – Geology. Certain information that follows relating to the Kabanga Nickel Project is derived from, and in some instances is an extract of, the Kabanga 2024 Mineral Resource Update Technical Report Summary, which has an effective date of December 4, 2024 (the 2024MRU). The 2024MRU was prepared in accordance with S-K 1300 for Lifezone on the Kabanga Nickel Project.
The 2024MRU is a preliminary technical and economic study of the economic potential of the Kabanga Nickel Project mineralization to support the disclosure of Mineral Resources. The 2024MRU, including the Mineral Resource estimates, is current as at December 31, 2024. The Mineral Resource estimates in this 20-F are reported in accordance with S-K 1300. The 2024MRU should be construed in light of the methods, procedures, and techniques used to prepare the 2024MRU. Sections or parts of the 2024MRU should not be read in isolation from or removed from their original context. Portions of the following information are based upon assumptions, qualifications, and procedures that are not fully described herein. Information and data supplied by Lifezone that were relied upon when forming the findings and conclusions of the 2024MRU report but were outside the areas of expertise of the QPs are detailed in Section 25 of the 2024MRU. Any individual or entity referenced within the 2024MRU as having completed work, but not identified therein as being a QP, does not constitute a QP.
The Kabanga Nickel Project is an exploration-stage project. The majority owner of the Kabanga Nickel Project, KNL, is the primary source of technical data and information discussed within the 2024MRU.
KNL has advised that the total cost of the gross mineral exploration and evaluation assets and mining data as of December 31, 2024, was $117.9 million.
Location
The Kabanga Nickel Project is located in the Ngara district in north-west Tanzania, 44 km south of the town of Ngara, south-east of the nearest town of Bugarama, and close to the border with Burundi. The exploration camp is located at 02°53.161’S and 30°33.626‘E. Figure 1.1 shows the Kabanga Nickel Project location in Tanzania. Figure 1.2 shows the Kabanga Nickel Project site, nearby villages, and the Burundi border.
The Ngara district is one of the eight districts of the Kagera region of Tanzania. It is bordered to the north by Karagwe district, to the east by Biharamulo district, to the south by the Kigoma region, to the north-east by Muleba district, and to the west by the countries of Rwanda and Burundi. Lake Victoria is approximately 130 km north-east of the Kabanga Nickel Project area.
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
There is a railway from Dar es Salaam to Isaka that is currently being upgraded. Isaka is approximately 350 km south-east of the Kabanga Nickel Project (approximately 90 km south–south-east of Bulyanhulu). Dar es Salaam has port facilities for shipping products, equipment and materials to be imported. The nearest air strip is at Ngara. Commercial flights are available at Mwanza, which is eight hours drive from Kabanga.
Infrastructure in the Ngara district is limited in terms of national grid power and reticulated potable water supplies. A transmission line and substation from a new hydroelectric project to the north‑west of Tanzania is within 70 km of the Kabanga Nickel Project site and an extension of the 220 kV line to the Kabanga Nickel Project is planned within the development time of the Kabanga Nickel Project.

There are 15 villages adjacent to the Project that have at least one primary school, all wards have secondary schools, and most villages and wards have health facilities. Labour from the local area and from within Tanzania could be supplemented with expatriate labor in compliance with Tanzanian legislation and regulations.
Figure 1.1 – Kabanga Nickel Project Location

UGANDA
KENYA
RWANDA
BURUNDI
DEM. REP. OF THE CONGO
Bukoba
Lake Victoria
Kabanga Mine
Kahama Refinery
Serengeti
Kilimanjaro
Kasulu
Kigoma
Tanga
Lake Tanganyika
Dodoma
Dar es Salaam
Kipili
Lake Rukwa
Great Ruaha
Rufiji
TANZANIA
Mbeya
Njombe
Kilwa Kivinje
Luwegu
Lindi
Mtwara
ZAMBIA
Nyamtumbo
Massai
Songea
Tunduru
MALAWI
MOZAMBIQUE
INDIAN OCEAN
Lake Nyasa

Figure 1.2 – Local Area Plan

210000
220000
230000
240000
250000
260000
270000
N
Paved Road
Rulenge
North Access Road
Muyenzi
Nyakahura
Bukiriro
Nyabihanga
Mukubu
Kumubuga
Rwinyana
TANZANIA
Ntanga
Proposed Nyakahura Bypass
Bugarama
Muganza
Mumiramira
South Access Road
BURUNDI
Mukalinzi
Murusagamba
Magamba

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
Land Tenure and Ownership
Ownership
Lifezone Metals was incorporated on December 8, 2022, for the purpose of effectuating the Business Combination. On July 6, 2023, Lifezone Metals consummated a Business Combination pursuant to the BCA dated December 13, 2022 between (amongst others) GoGreen and Lifezone Metals. On July 6, 2023, in accordance with the terms of the BCA, the Lifezone Holdings shareholders transferred all of the outstanding ordinary shares of Lifezone Holdings to Lifezone Metals in exchange for the issuance of new Lifezone Ordinary Shares issued by Lifezone Metals. Lifezone Ordinary Shares trade on the NYSE under the ticker symbols LZM. Lifezone Metals raised approximately $86.6 million from the listing on the NYSE, including approximately $70.2 million from PIPE Investors.
The Kabanga Nickel Project is 84% owned and operated by KNL, with the remaining 16% held by the Government of Tanzania under the terms of the Framework Agreement. KNL is jointly owned by Lifezone Metals (83%) through its 100% owned subsidiary, Lifezone Holdings, with the remaining 17% directly owned by BHP. For Mineral Resource reporting, Lifezone Metals direct ownership share is 69.713% of the in situ mineralization, after excluding the shares of the Government of Tanzania and the direct BHP ownership.

Ownership History
The Kabanga Nickel Project has undergone several phases of exploration and assessment since the 1970s.
The first drilling program was undertaken by the United Nations Development Programme (UNDP) between 1976 and 1979. This program targeted ultramafic bodies throughout the region (Burundi and Tanzania) and comprised some 20,068 m of drilling in 61 drillholes.
After the UNDP program, there was a 10-year hiatus in which a Government of Tanzania policy did not allow exploration by foreign companies.
In 1988, Sutton entered into negotiations with the Government of Tanzania and in 1990 KNCL, and Kagera Mining were formed, with exploration resuming later that same year.
Sutton, in joint venture with BHP, explored the property between 1991 and 1995. BHP subsequently withdrew from the joint venture in 1995, and in July 1997, Anglo signed a joint venture with Sutton. Between 1997 and 1999, a pre-feasibility study was completed.
In 1999, Barrick purchased Sutton thereby acquiring KNCL and Kagera Mining, and becoming, through two wholly owned subsidiaries, a joint venture partner with Anglo.
After the withdrawal of Anglo from the Kabanga Nickel Project in 2000, Barrick went on to complete the scoping study on the Kabanga Nickel Project in 2003, and then entered an agreement with Glencore, which produced an updated scoping study in November 2006. This updated scoping study was followed by a pre-feasibility study in 2008, and an unpublished draft feasibility study in 2014.
After 2015 the Kabanga Nickel Project was put on care and maintenance, and Barrick prepared a number of studies of the Kabanga Nickel Project in the intervening period.
KNL acquired the site in 2019 and has re-initiated drilling at the Kabanga Nickel Project.
Tanzanian Legislation
In Tanzania, mineral rights are held in the form of prospecting licenses, special mining licences, mining licenses, and primary mining licenses. There are several types of prospecting licenses and mining licenses, depending on the nature of the minerals being mined and the size of the mine. A special mining licence is the type of license required for large scale mining operations (‘large scale’ being defined as those projects requiring a capital investment not less than $100 million), therefore this is the type of license required for the Kabanga Nickel Project.
Associated with each special mining licence is an Investor-State Framework Agreement between the holder of the special mining licence and the Government of Tanzania. This Framework Agreement includes clauses on the conduct of mining operations, the grant of the Government of Tanzania free carried interest and State participation in mining, and the financing of any mining operations.
Mining legislation requires observance of environmental legislation. Mining licenses cannot be granted without an environmental approval certificate being in place. After mining licenses are approved, several secondary permits are required for activities that could impact on people and the environment.
Under modern Tanzanian legislation, mineral rights do not confer surface rights. Surface rights were strengthened with the passing of the Land Act 1999, and the Village Act 1999, and application of these Acts to the mining sector was enhanced by The Mining Act [Cap 123 R.E. 2019].
Kabanga Nickel Project Framework Agreement Summary
The following summary and description of the Framework Agreement, signed on January 19, 2021, between the holder of the SML and the Government of Tanzania, has been prepared by Lifezone.

The Framework Agreement is focused on equitable economic benefit sharing according to the principles included in Article 3 of that agreement. It recognizes the formation of TNCL, which has two subsidiaries — TNMCL and TNRCL. TNCL is referred to as both ‘JVC’ (joint venture company) and ‘Tembo Nickel Corporation Limited’ in the Framework Agreement and in the SML. The Key Principles of the Framework Agreement are intended to underline and guide the development of the Kabanga Nickel Project for the mutual benefit of the Parties. The Key Principles include:
•the application of the Economic Benefits Sharing Principle on the life of mine plans of the Kabanga Nickel Project and the Multi Purpose Mineral Processing Facility;
•having the Joint Financial Model to guide the management and operations of the JVC and the TNCL Subsidiaries;
•jointly managing TNCL pursuant to the Shareholders’ Agreement;
•agreeing on the fiscal assumptions underlying the Economic Benefits Sharing Principle;
•establishing minerals beneficiation facilities at Kahama township in Shinyanga Region in Tanzania.
The Parties agree equitably to share the economic benefits derived from the Kabanga Nickel Project in accordance with the Joint Financial Model. The Framework Agreement provides that KNL shall receive its share of the economic benefits through payment of dividends and proportionate returns of capital to shareholders of TNCL and the TNCL Subsidiaries. The Agreement provides that the Government of Tanzania will receive its share of the economic benefits through the payment by TNCL and the TNCL Subsidiaries of taxes, royalties, fees and other fiscal levies through the Government’s 16% Free Carried Interest in TNCL. The Framework Agreement is governed by the laws of Tanzania and any dispute may be referred to conciliation in accordance with the UNCITRAL Conciliation Rules and, failing which, arbitration in accordance with the UNCITRAL Arbitration Rules.
As is required under the Miscellaneous Amendments Act 2017, which amends The Mining Act [Cap 123 R.E. 2019], the Framework Agreement:
•Provides for the Government of Tanzania to have a 16% non-dilutable, free carried share interest in the capital of TNCL (with the remaining interest being held by KNL),
•Includes royalties on the gross value of minerals to be paid at a rate of 6%, where ‘gross value’ means the market value of minerals determined through valuation as defined in the Miscellaneous Amendments Act 2017. The Government can reject the valuation if it is low due to market volatility, and can buy the minerals at the low value ascertained,
•Requires beneficiation of mineral products of operations in country, and
•Includes requirements to procure goods and services locally.
In addition to royalties, the Framework Agreement elaborates on other taxes, fiscal levies, and funding mechanisms that will apply.
The beneficiation facility in the Framework Agreement is referred to in that agreement as Multi Purpose Mineral Processing Facility, and its purpose is stated as ‘processing, smelting and refining of nickel and other mineral concentrates’, albeit that it should be noted that no smelting is envisaged in this project as all metal extraction will utilize a hydrometallurgical process. TNCL will manage the operations of the mine and the Multi Purpose Mineral Processing Facility through subsidiaries, while the Government of Tanzania will assist TNCL in acquiring suitable land for the construction of the Multi Purpose Mineral Processing Facility within the vicinity of Kahama township. KNL is required to oversee the construction of the Multi Purpose Mineral Processing Facility at Kahama, and to prepare the requisite reports on Kabanga, including feasibility studies for the mine and the Multi Purpose Mineral Processing Facility, and the corresponding EIAs required by law.
The Framework Agreement states that upon granting of the SML, TNCL (or any relevant subsidiary) will begin the process of identifying a physical location for the Multi Purpose Mineral Processing Facility with the Kahama region being the initial priority location to assess given the beneficial infrastructure advantages. Upon confirmation of site identification, TNCL (or any relevant subsidiary) may submit an application for a Refining Licence for the Multi Purpose Mineral Processing Facility.
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
The Framework Agreement contains a number of schedules. These schedules provide a process for the establishment of the various legal entities, shareholder agreements, and importantly a series of time-bound undertakings to facilitate the development of the Kabanga Nickel Project.
Special Mining Licence
Following the signing of the Framework Agreement, the Government of Tanzania, on October 25, 2021, granted a Special Mining Licence (SML) No. SML 651 / 2021 to TNCL for the Kabanga Nickel Project. The SML is currently in force as of the date of this report. The SML at Kabanga is within the geographical district of Ngara in the Kagera region with an approximate area of 201.85 km2. A map of the property showing SML 651 / 2021 is provided in Figure 1.4.
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
Figure 1.4 – Location of the Kabanga Nickel Project showing the SML 651 / 2021

Uganda
Somalia
Kenya
Rwanda
Burundi
Musoma
Mwanza
Shinyanga
Arusha
Moshi
Kigoma
Tabora
Tanga
Zanzibar
Dodoma
TANZANIA
Morogoro
Dar es Salaam
Iringa
Congo DRC
Mbeya
Songea
Zambia
Malawi
Mozambique
1
3
4
5
7
9
10
16
22
25
32
41
51
Nyamisima Kayogela II
Buhinyuza
Kigamba
1821 m
N
Legend
SML651/2021
Coordinate System: GCS WGS 1984
0 2 4 6 8 10 km
30°22'E
30°24'E
30°26'E
30°28'E
30°30'E
30°32'E
30°34'E
30°36'E
30°38'E
30°40'E
30°42'E
30°44'E
30°46'E
30°48'E
2°44'S
2°46'S
2°48'S
2°50'S
2°52'S
2°54'S
2°56'S
2°58'S

ID	Latitude	Longitude
1	-2° 46' 58.44"	30° 35' 59.10"
3	-2° 45' 23.55"	30° 39' 23.13"
4	-2° 47' 18.61"	30° 38' 01.28"
5	-2° 48' 38.08"	30° 39' 48.04"
7	-2° 52' 31.76"	30° 39' 18.38"
9	-2° 55' 32.06"	30° 40' 44.98"
10	-2° 55' 32.06"	30° 37' 12.65"
16	-2° 54' 42.24"	30° 35' 21.15"
22	-2° 53' 33.44"	30° 34' 04.04"
25	-2° 53' 55.98"	30° 33' 39.13"
32	-2° 55' 48.67"	30° 32' 23.22"
41	-2° 56' 45.61"	30° 30' 41.21"
51	-2° 56' 25.44"	30° 28' 50.89"

The SML requires TNCL to strictly observe the mining laws, in particular but not limited to, the recognition that all mineral data and exploration information over the license area is the property of the United Republic of Tanzania and must be submitted to the Geological Survey of Tanzania in accordance with the Mining Act.

Conditions of the SML include:
•Submission of a Feasibility Study to the Mining Commission.
•An update of the proposed plan for compensation, relocation and resettlement and submission to the Mining Commission.
•Take all the measures necessary to avert occurrence of accidents whether accidental or premeditated and to observe and satisfy safety conditions stipulated under the Occupational safety and Health Act.
•Ensure that management of production, transportation, storage, treatment and disposal of waste arising out of mining operations is carried out in accordance with safeguards prescribed by the Environmental Management Act.
•Ensure regular environmental audit, monitoring, and evaluation are carried out to avert environmental spoil, degradation and hazardous substances which may be harmful to human beings and or environment.
•Develop and adopt Mine Closure and Rehabilitation plans of the area where mining operations are carried out.
•An update of the environmental management plan and submission to the Mining Commission.
•Preparation of an annual social responsibility plan agreed by the relevant government authorities.
•The commencement of mining activities within 18 months from October 25, 2021, or such further period as determined by the Mining Commission on the basis of plans, general designs for the mine, and related facilities as well as other ancillary operations consistent with the approved mining plan.
•An undertaking by TNCL to beneficiate in-country.
•TNCL complying with Tanzanian regulations relating to mining operations, financing arrangements and local content.
•TNCL complying with the Statement of Integrity Pledge in accordance with Part VIII of the Mining Act and the Mining (Integrity Pledge) Regulations, 2018.
With the grant of the SML, TNCL agreed to become a strategic partner to the Government of Tanzania, which shall have not less than 16% of the capital of the entity established, to carry out mining activities over the license area in the form of non-dilutable free carried interest in accordance with the Mining Act, and subject to the provisions of the Mining Act and of the regulations made thereunder now in force, or which may come into force during the continuance of this license, or any renewal thereof.
BHP Investment in KNL
T1A Agreement
KNL entered into a loan agreement with BHP dated December 24, 2021, pursuant to which KNL received investment of $40 million from BHP by way of a convertible loan. Following receipt of approval from the Tanzanian FCC, and the fulfilment of the other conditions, such convertible loan was converted into an 8.9% equity interest in KNL on July 1, 2022.
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

The T1B Investment proceeds will be used for the ongoing funding requirements of the Kabanga Nickel Project in accordance with a budget agreed between KNL and BHP.
T2 Agreement
KNL and LZL entered into an option agreement with BHP dated October 14, 2022, pursuant to which KNL will (at BHP’s option) receive investment from BHP by way of an equity subscription. The option grants BHP the right, subject to certain conditions, to subscribe for the required number of new KNL shares that, in aggregate with its existing KNL shareholding, would result in BHP indirectly owning 51% of the total voting and economic equity rights in TNCL on a fully diluted basis as at closing at a price to be determined through an independent expert valuation. If exercised as at the date of the agreement, the option would result in BHP owning 60.71% of the total voting and economic equity rights in KNL on a fully diluted basis.
BHP may (at its sole option) deliver a maximum of one valuation notice to KNL and LZL requiring the commencement of a valuation process in respect of KNL during the period.
The investment is subject to certain conditions, including the receipt of approval from the Tanzanian FCC.
Environmental and Social Management
TNCL has completed Environmental and Social Impact Assessments (ESIA) for the Kabanga Nickel Project, Kahama Refinery Project, and the Kabanga Resettlement Project, securing approval certificates from the NEMC. These EIA Certificates confirm that the ESIA meet national standards.
Optimizations and project changes, including an increase in mine production throughput from an initial 2.2 Mtpa to 3.4 Mtpa and the relocation of the RSF to Kahama, have triggered a requirement to notify the NEMC of these changes. This has necessitated amendments to the existing Environmental and Social Management Plan for the Kabanga Nickel Project and variations in the ESIA for the Kahama Refinery Project, which are currently in progress.
Efforts to upgrade these ESIAs to meet international standards are ongoing and are expected to be concluded in Q1 2025. The ESIAs provide detailed environmental and social baseline assessments that are key to understanding and assessing the project’s impacts and management of the associated risks.
The ESMPs for the Kabanga Nickel Project, Kahama Refinery Project and the Kabanga Nickel Resettlement Project are designed to manage environmental and social impacts across all the phases of project implementation. The objectives of the ESMPs include providing mitigation measures to effectively control project impacts, ensuring compliance with both national regulations and international standards, and offering a framework for monitoring environmental and social performance.
TNCL is responsible for ensuring the implementation of the ESMPs across these areas, and performance criteria are established to monitor compliance and ensure effective management of the project's environmental and social impacts throughout its life cycle.
TNCL’s closure strategy is aligned with the Tanzanian legislation governing environmental management, mining, water, land use and societal considerations. To ensure that all the closure activities meet the legal obligations addressing environmental rehabilitation, financial provisioning and stakeholder engagement.
The Mine and Facility Closure Plan will comply with globally recognized standards, including the IFC Environmental, Health and Safety (EHS) Guidelines, the International Council on Mining and Metals (ICMM) Closure Framework, and the Global Industry Standard on Tailings Management (GISTM).
TNCL will follow global best practices when carrying out mine closure activities for the project, with a particular focus on responsible and sustainable tailings management and closure.
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
The KAB has been divided into several broad domains, (Tack et al, 1994), as follows:
•An Eastern Domain (ED) that is characterized by lower degrees of metamorphism and tectonism, and the absence of Kibaran aged granite magmatism,
•A Western Domain (WD) characterized by higher degrees of metamorphism and polyphase deformation, and the voluminous Kibaran granite intrusion, and
•A Transitional Domain (TD) between the other two domains, which is marked by a north-east trending line of mafic-ultramafic intrusions known as the Kabanga-Musongati Alignment (Tack et al, 1994).
The sedimentary rocks of the ED and WD form uncorrelated and distinct sub basins, both comprising alternating arenaceous and pelitic rocks including quartzites, schists, greywackes, and conglomerates, developed in long lived, shallow water intracratonic and pericontinental basins, (Fernandez Alonso et al, 2012).
The Kibaran igneous rocks comprise mafic-ultramafic intrusions, including well differentiated lopolithic layered intrusions, and small, narrow, tube-like sills, often concentrically zoned, called chonoliths. The nickel mineralization zones discovered to date at the Kabanga Nickel Project have exclusively been found associated with the mafic-ultramafic intrusions, in particular, along the Kabanga-Musongati Alignment, (Deblond and Tack, 1999; Evans et al, 2000). Felsic intrusions occur coeval with the mafic-ultramafic intrusions. Recent ages (U Pb zircon SHRIMP) from Kabanga date the marginal mafic rocks of the North intrusion at 1,403 ± 14 Ma, (Maier et al, 2007).
Property Geology
The intrusions that host the known potentially economic nickel bearing massive sulfide zones in the Kabanga Nickel Project area (Figure 1.5), namely Main, MNB, Kima, North, and Tembo, are found within steeply dipping overturned metasediments (dipping to the west (70° to 80°) with a north–north-east strike orientation (025°) from Main to North zone, changing to a north-east strike orientation (055°) from North to Tembo.
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
The massive sulfide comprises principally pyrrhotite, with up to 15% pentlandite, which shows distinct globular recrystallization textures and crystals that may reach up to 5 cm in size. Accessory sulfides include chalcopyrite and traces of pyrite, galena, arsenopyrite, cubanite, niccolite, cobaltite, and mackinawite.

Figure 1.5 – Plan View Schematic of Geology of the Kabanga Area
Lithologies and Stratigraphy
Three lithological groups are present at Kabanga:
•Remobilized massive sulfide (>80% sulfide) (MSSX), which carries 90% of the sulfide occurrence, and massive sulfide with xenoliths of metasedimentary, or gabbro/ultramafic rock (≥50% to 80% sulfides) (MSXI).
•Ultramafic-mafic intrusive complex rocks, which display a wide range of metamorphism/metasomatism. These lithologies can also carry significant sulfide mineralization, such as in the ultramafic unit named UMAF_1a (≥30% sulfides, located adjacent to the MSSX, present at Tembo and North).
•Metasediments comprising a series of pelitic units, schists, and quartzites, forming the hanging wall and footwall of the massive sulfide lenses.
The massive sulfide comprises principally pyrrhotite, with up to 15% pentlandite. The pentlandite shows distinct globular recrystallization textures and crystals may reach up to 5 cm in size. Accessory sulfides include chalcopyrite, and traces of pyrite, galena, arsenopyrite, cubanite, niccolite, cobaltite, and mackinawite.
Structural Setting
The Kabanga Nickel Project sulfide lenses are thought to have been remobilized within a large shear zone, initially conforming to early phase folding geometries, and subsequently modified and partitioned by low angle thrusting and cross faulting. The Kabanga Nickel Project area has been found to be structurally complex, with five fault sets identified to date.
Structural modelling has been undertaken (2008–2009) to support the current structural interpretation of the Kabanga Nickel Project area.

Deposit Description
The Kabanga Nickel Project comprises six distinct mineralized zones, namely (from south-west to north-east) Main, MNB, Kima, North, Tembo, and Safari, which occur over a strike length exceeding 7.5 km. The five mineralized zones that contribute to the Mineral Resource estimates (Main, MNB, Kima, Tembo, and North), extend over a total strike length of 6 km, and for up to 1.3 km below surface.
Mineralization Style
Kabanga sulfide mineralization occurs both as:
•Disseminated to net-textured interstitial sulfides within the cumulate core zone of the Kabanga chonoliths, as well as externally, and
•Massive and semi massive bodies along the lower or side margins of the chonolith, that being the contact with the stratigraphic base, (Evans et al, 1999).
Alteration and Weathering
At the surface, the ultramafic bodies are completely weathered to saprolite. The depth of the saprolite profile ranges from 40–100 m in the Project area. At the North zone, massive sulfides are weathered to depths of 80–100 m. The massive sulfide horizon at the Tembo zone is more than 98% within fresh material, with minor oxidation present in the upper southern and northern parts of the mineralization. In general, nickel laterite formation over the associated ultramafic rock is only weakly developed with minor nickel bearing serpentine and rare garnierite.
Exploration
Exploration at Kabanga has been undertaken in a number of different phases spanning over 45 years, with more than 638 km of drilling having been completed in total. The Project drilling history is summarized in Table 1.
Table 1 – Exploration Drilling Summary to December 31, 2024

Years	Companies	Meters Drilled	Discovery (purpose)
1976 – 1979	UNDP Regional Exploration	20,068	Main zone
1991 – 1992	Sutton Resources	12,974
1993 – 1995	Sutton - BHP JV	37,947	North zone
1997 – 1999	Sutton - Anglo American JV	56,227
2000–04	Barrick Gold Corporation	39,931	MNB zone
2005–08	Glencore-Barrick Gold JV	64,957	North Deep zone (Scoping Study 1)
		81,256	Tembo zone (Scoping Study 2)
		242,347	Safari / Kima zones (pre-feasibility study)
2008–09	Glencore-Barrick Gold JV	21,368	(Feasibility study)
2011–12		5,303
2014		3,320
		23,913	Tembo (infill and extension)
		8,192	Safari
2021– December 31, 2024	KNL	9,919	North (infill)
		4,416	Tembo and North (metallurgical)
		4,540	Tembo and North (geotechnical)
		1,071	Tembo and North Boxcut (geotechnical.)
Total		637,749

The first drilling on the deposit was undertaken between 1976 and 1979 by the UNDP, and by the start of the year 2000, a total of 127 km of drilling had been carried out on the Project by various parties.
In 2003, a scoping study was completed by Barrick on the Kabanga Nickel Project, and in 2005, Barrick issued a press release announcing a signed joint venture with Falconbridge Limited, along with an Inferred Mineral Resource estimate of 26.4 Mt grading 2.6% Ni, representing the sum of the Main and North zone models from 2003.
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
A further 242,347 m in 555 drillholes was completed for the pre-feasibility study phase. This exploration program was designed to continue to improve the confidence of the North and Tembo resources and discover additional resources to improve the Kabanga Nickel Project’s economics within 15 km trucking distance of planned mine infrastructure. Further metallurgical samples were also required for two pilot plant test runs.
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
From 2010 to 2014, extensive geological/geophysical interpretation was carried out over the Kabanga license area, coupled with assaying of non-sampled historical BHP/Anglo holes in the Main zone area, and led to the development of several high tenor nickel targets in the southern part of the Kabanga Nickel Project area. Regional exploration work in this era was confined to geological mapping over regional license and establishing access routes for planned 2011 programs. Subsequent drilling in 2014 was limited to four holes, which were drilled testing two new target areas, and an additional two holes were drilled into the north end of the Tembo zone.
In December 2021, TNCL commenced activities after the granting of SML 651 / 2021. A total of 52,051 m of drilling across 112 holes has been completed since that time, including
•Resource definition drilling – 42,278 m (included 10,173 m across 13 holes at North, 23,912 m across 52 holes at Tembo and 8,192 m across 13 holes at Safari and Safari Link),
•Drilling to obtain metallurgical samples – 4,163 m (included 1,731 m across nine holes at North and 2,432 m across five holes at Tembo),
•Drilling for geotechnical purposes – 4,540 m (included 985 m across three holes at North and 3,555 m across eight holes at Tembo), and
•Portal drilling – 1,071 m (including 715 m across five holes at the proposed North boxcut location and 356 m across four holes at the proposed Tembo boxcut location).
The KNL drilling up to the current database close-off date (June 4, 2024) has been incorporated into the Mineral Resource database.
Drillhole Data
The Kabanga Nickel Project drillhole database history spans from 1976 to present. KNL’s drilling database is currently maintained using Fusion software. The methods used to obtain the drillhole data from the drilling programs are summarized as follows:

•Diamond drilling was used exclusively, with the holes:
–at North: collared in PQ, then downsizing to HQ diameter down to 300–600 m, and typically finishing in NQ diameter.
–at Tembo and Safari: collared in HQ down to 50–100 m, then typically finishing in NQ diameter.
•Core logging of geological and structural characteristics was performed by experienced geologists using standardized logging procedures and codes.
•DHLogger was the data tool used for capturing and editing logged drillhole data.
•Core recovery was logged by experienced geotechnical technicians on site. The average core recovery is 98%.
•Collar survey was completed using DGPS.
•Down-hole survey was completed using Gyro or Maxibor methods.
•Sampling was routinely done on 1 m intervals, with a maximum of 2 m intervals in weakly mineralized zones. All samples respected geological contacts.
•Assaying was undertaken at the SGS Laboratory in Mwanza using sodium peroxide fusion / ICP-OES. A total of 1,556 assay results were obtained.
•An industry standard QA/QC protocol was used with the use of duplicates (coarse rejects, core), pulp check assays, certified reference material standards (CRMs), and blanks to monitor sample preparation and assaying quality.
•The drillhole data is stored in a Fusion database on the site server. Database validations were undertaken routinely.
Mineral Processing and Metallurgical Testing
Metallurgical test work prior to ownership of the Kabanga Nickel Project by Lifezone was carried out from 1999 to 2012 and assumed that the product was to be a nickel sulfide concentrate. This test work included mineralogy, comminution, flotation, dewatering and variability assessments.
Kabanga nickel concentrate is now proposed to be processed by use of Lifezone's Hydromet Technology for recovery of nickel, cobalt, and copper. KNL has test work programs that are in progress to test and develop the study assumptions for the concentrator and refinery scenario and to support materials handling, geochemical and backfill assumptions. This test work includes:
•Comprehensive head grade analysis and mineralogical assessment
•Comminution test work
•Flotation test work
•Feed and concentrate oxidation assessments
•Regrind test work
•Grindmill comminution test work
•Concentrator settling/thickening, rheology and filtration test work
•Refinery hydrometallurgical test work

•Refinery settling/thickening, rheology and filtration test work
•Pastefill test work
•Tailings geotechnical testing
•Tailings and residue geochemical testing
Mineral Resources
The December 2024 Mineral Resource estimates for the Kabanga Nickel Project are based on industry best practices and conform to the requirements of S-K 1300 and are suitable for reporting as current estimates of mineral resources.
The Mineral Resource estimates discussed in this section are those produced by OreWin in December 2024 and prepared for KNL. The approach to the resource modelling and the estimates was similar to the previous resource modelling for the deposits.
Mineral Resource Modelling
The December 2024 Mineral Resource estimate was completed using Datamine software, with macros developed to estimate the full suite of component elements and density for each zone. All zones were estimated using the ordinary kriging (OK) method, with domain-specific search and estimation parameters determined by statistical and geostatistical analyses.
Three distinct mineralization units were interpreted for the Main, MNB, Kima, North, Tembo, and Safari zones:
•massive sulfide (MSSX),
•the ultramafic (UMAF),
•and an intrusive (INTRUSIV/INTR) unit which is generally poorly mineralized but occurs in close association with the mineralized units.
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
Classification
The classification criteria and zoning used for the December 2024 Mineral Resource estimates were based on a two-stage approach that considered objective criteria and visual observation.
1.The criteria referenced for the assignment of Inferred and Indicated mineralization globally included the distance from the cell centroid to the drillhole samples and the search pass in which the estimate was achieved. This global classification was then reviewed visually with specific focus on geological factors including the geometry of the mineralized zones, spatial and geochemical continuity of the mineralization, and the success rate when intersecting the mineralization at predicted locations and thicknesses with the new drilling.
2.Manually defined wireframe solids were then developed to enclose those areas that warrant upgrading to Indicated or Measured.
Cut-off Grade
As the Kabanga Nickel Project North and Tembo zones contain multielement mineralization, a NiEq formula, updated for current metal prices, costs, and other modifying factors, has been used for reporting from the Mineral Resource.
The 2024 nickel equivalent (NiEq24) formula is as follows:
•MSSX NiEq24% = Ni + (Cu x 0.454) + (Co x 2.497)
•UMAF NiEq24% = Ni + (Cu x 0.547) + (Co x 2.480)
The 2024 NiEq cut-off grades are:
•MSSX 0.73% x NiEq24%
•UMAF 0.77% x NiEq24%
Metal price assumptions used for cut-off grade determination were $9.50/lb for nickel, $4.50/lb for copper, and $23.00/lb for cobalt.
Reasonable Prospects for Eventual Economic Extraction (Initial Assessment)
The 2024MRU describes the Mineral Resource estimates for the Kabanga Nickel Project.
The Initial Assessment assumes an underground mining rate of 3.4 Mtpa. The mining method is assumed to be underground stoping with backfill, and the extracted mineralized material will feed into an on-site concentrator. Concentrate is assumed to be transported to an off-site hydrometallurgical processing facility to produce final nickel, copper, and cobalt metal, with transport of the final metal to Dar es Salaam, and subsequent export to markets for sale.
A cash flow analysis was not performed for the Kabanga Nickel Project. The Initial Assessment has been prepared to demonstrate reasonable prospects of economic extraction, not the economic viability of the Mineral Resource estimates. The Initial Assessment is preliminary in nature, it includes Inferred Mineral Resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that this economic assessment will be realized.
Macroeconomic trends, taxes, royalties, data, and assumptions, interest rates, marketing information and plans, legal matters such as statutory and regulatory interpretations affecting the mine plan and environmental matters are outside the expertise of the QP and are within the control of the registrant.
As significant environmental and social analysis has been conducted for the Kabanga Nickel Project over an extended period, and Lifezone employs professionals with responsibility in these areas, and these personnel have the best understanding of these areas, and following a review of the current supplied information, the opinion of the QP is that it is reasonable to rely on the information supplied by Lifezone.
The QP has concluded that the Mineral Resource estimates meet reasonable prospects for eventual economic extraction.
December 2024 Mineral Resources Estimates
The updated December 2024 Mineral Resource estimates are based on resource modelling completed by OreWin.

The overall Mineral Resource estimates (Lifezone-attributable) are shown in the table below. The Mineral Resource estimates have an effective date of December 4, 2024. Mineral Resource estimates have been reported in accordance with S-K 1300.
Table 2 – Summary Mineral Resources at end of the Fiscal Year Ended December 31, 2024, based on Nickel Price of $9.50/lb, Copper Price of $4.50/lb, and Cobalt Price of $23.00/lb

	Lifezone	Grades				Recovery
	Tonnage	NiEq24	Ni	Cu	Cu	Nickel	Copper	Cobalt
Mineral Resource Classification	(Mt)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
MAIN
Measured	–	–	–	–	–	–	–	–
Indicated	8.7	1.53	1.18	0.19	0.10	73.4	85.9	75.6
Measured+Indicated	8.7	1.53	1.18	0.19	0.10	73.4	85.9	75.6
Inferred	–	–	–	–	–	–	–	–
MNB
Measured	–	–	–	–	–	–	–	–
Indicated	–	–	–	–	–	–	–	–
Measured+Indicated	–	–	–	–	–	–	–	–
Inferred	1.8	1.59	1.25	0.18	0.10	75.3	88.9	78.6
KIMA
Measured	–	–	–	–	–	–	–	–
Indicated	–	–	–	–	–	–	–	–
Measured+Indicated	–	–	–	–	–	–	–	–
Inferred	3.4	2.01	1.60	0.24	0.12	81.4	92.3	84.2
NORTH
Measured	7.9	2.66	2.12	0.28	0.16	83.3	92.9	86.1
Indicated	16.8	3.44	2.80	0.37	0.19	85.1	94.8	88.0
Measured+Indicated	24.7	3.19	2.58	0.34	0.18	84.6	94.3	87.5
Inferred	5.8	3.25	2.62	0.35	0.19	85.8	95.2	88.7
TEMBO
Measured	8.0	2.30	1.79	0.25	0.15	81.9	91.1	84.5
Indicated	5.5	2.22	1.75	0.24	0.14	82.0	90.5	84.9
Measured+Indicated	13.5	2.27	1.78	0.24	0.15	82.0	90.9	84.7
Inferred	0.3	2.49	2.01	0.23	0.15	84.2	90.3	87.0
OVERALL MINERAL RESOURCE
Measured	15.9	2.48	1.95	0.26	0.16	82.7	92.0	85.4
Indicated	31.0	2.69	2.16	0.30	0.16	82.9	92.6	85.3
Measured+Indicated	46.8	2.62	2.09	0.29	0.16	82.8	92.4	85.3
Inferred	11.3	2.59	2.08	0.28	0.15	83.7	93.7	86.5
Notes to Table 2
1.This table reports the Mineral Resources for the massive sulfide and ultramafic mineralization types.
2. Mineral Resources are reported exclusive of Mineral Reserves. There are no Mineral Reserves to report.
3. Mineral Resources are reported showing only the Lifezone-attributable tonnage portion, which is 69.713% of the total.

4. Cut-off uses the NiEq24 using a nickel price of $9.50/lb, copper price of $4.50/lb, and cobalt price of $23.00/lb with allowances for recoveries, payability, deductions, transport, and royalties.
5. NiEq24 formulae are:
MSSX NiEq24 = Ni + (Cu x 0.454) + (Co x 2.497)
UMAF NiEq24 = Ni + (Cu x 0.547) + (Co x 2.480)
6. The point of reference for Mineral Resources is the point of feed into a concentrator.
7. All Mineral Resources in the 2024MRU were assessed for reasonable prospects for eventual economic extraction by reporting only material above cut-off grades:
MSSX NiEq24>0.73% and UMAF NiEq24>0.77%
8. Totals may vary due to rounding.
Comparison of the current (December 2024) Mineral Resource estimate (detailed in Table 2) with the previous Mineral Resource estimate (which was effective as at 30 November 2023) shows an increase of 3.3 Mt (+7% relative) in Measured + Indicated in 2024, (Table 3). The additional Measured + Indicated tonnage is associated with an increase in grade (+2% relative NiEq24%), making more metal available to the mine planning process (+9% NiEq24 metal) (Table 4).
There is a decrease of 6.2 Mt (–35%) in the Inferred category, (Table 3).
Upgrade of Measured and Indicated classification is evident, with an overall total (Lifezone-attributable) of 46.8 Mt of Measured + Indicated reported in December 2024, versus 43.6 Mt Measured + Indicated in the previous (Nov’23) estimates (+7% relative tonnage increase).
These outcomes are the product of significant emphasis in the 2024 work on ‘tightening’ the interpretation throughout the entire project area. This tightening has been achieved through:
•The development of a sedimentary host strata model. The host sedimentary stratigraphy comprises a reliably predictable sequence of known strata on a whole-project scale that is very well supported by the drillhole logging database. This robust strata model helps to guide and control the interpreted extent and shape of the later intrusives.
•A full and comprehensive reinterpretation of the mineralization in all mineralized zones
•Smaller sub-celling along the boundaries of the mineralized units (MSSX and UMIN), forcing tighter constraint of the volumes within these domains (note: ‘UMIN’ is the domain field name in the cell model and drillhole files to denote the presence or absence of ultramafic mineralization (which is abbreviated to ‘UMAF’ or ‘UMAF_1a’ throughout this report).
•Re-evaluation of classification considerations in light of the more robust geological and mineralogical interpretation.
Changes to the NiEq formulae and increases in the cut-off grades have slightly reduced the quantities that report through to all categories of Mineral Resource. The revised NiEq24 formulae and cut-off grades account for a loss of only 0.61% of the metal in Measured + Indicated, and 0.66% loss of NiEq24 metal overall.
Table 3 Kabanga Mineral Resource Estimates1 Comparison – Tonnes and Grades

Mineral Resource Classification	Lifezone Tonnage[2] (Mt)	Grades
		NiEq24 (%)	Ni (%)	Cu (%)	Co (%)
December 2024 – Massive Sulfide plus Ultramafic
Measured	15.9	2.48	1.95	0.26	0.16

Mineral Resource Classification	Lifezone Tonnage[2] (Mt)	Grades
		NiEq24 (%)	Ni (%)	Cu (%)	Co (%)
Indicated	31.0	2.69	2.16	0.30	0.16
Measured + Indicated	46.8	2.62	2.09	0.29	0.16
Inferred	11.3	2.59	2.08	0.28	0.15
November 2023 – Massive Sulfide plus Ultramafic
Measured	14.1	2.61	2.03	0.28	0.17
Indicated	29.5	2.55	2.02	0.28	0.15
Measured + Indicated	43.6	2.57	2.02	0.28	0.16
Inferred	17.5	2.79	2.23	0.31	0.16
ABSOLUTE DIFFERENCE (Dec’24 minus Nov’23)
Measured	1.8	–0.14	–0.08	–0.02	–0.01
Indicated	1.4	0.14	0.14	0.02	0.01
Measured + Indicated	3.3	0.05	0.07	0.01	0
Inferred	–6.2	–0.20	–0.16	–0.03	0
1.Table 3 reports the Mineral Resources for the combined massive sulfide and ultramafic mineralization types.
2.Mineral Resources are reported showing only the Lifezone-attributable tonnage portion, which is 69.713% of the total.
3.Totals may vary due to rounding.
Table 4    Kabanga Mineral Resource Estimates1 Comparison – Contained Metals

Mineral Resource Classification	Lifezone Tonnage[2] (Mt)	Contained Metals
		Nickel Equiv. (kt)	Nickel (kt)	Copper (kt)	Cobalt (kt)
December 2024 – Massive Sulfide plus Ultramafic
Measured	15.9	394	311	42	25
Indicated	31.0	833	668	93	49
Measured + Indicated	46.8	1,227	979	134	74
Inferred	11.3	293	235	32	17
November 2023 – Massive Sulfide plus Ultramafic
Measured	14.1	368	286	39	24
Indicated	29.5	753	595	83	45
Measured + Indicated	43.6	1,121	881	122	69
Inferred	17.5	489	391	54	27
ABSOLUTE DIFFERENCE (Dec’24 minus Nov’23)
Measured	1.8	26	25	2	2
Indicated	1.4	81	73	10	4
Measured + Indicated	3.3	106	98	12	6
Inferred	–6.2	–196	–156	–22	–10
PERCENTAGE DIFFERENCE (Dec’24 minus Nov’23/ Nov’23)
Measured	13%	7%	9%	6%	6%
Indicated	5%	11%	12%	12%	9%
Measured + Indicated	7%	9%	11%	10%	8%
Inferred	–35%	–40%	–40%	–41%	–37%

1.    Table 4 reports the Mineral Resources for the combined massive sulfide and ultramafic mineralization types.

2.    Mineral Resources are reported showing only the Lifezone attributable tonnage portion, which is 69.713% of the total.
3.    Totals may vary due to rounding.
ITEM 4 A: UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis should be read in conjunction with the financial statements and notes thereto included herein. The financial statements have been prepared in accordance with IFRSs.
Year-to-date highlights 2025:

April

•New staging plan announced for the Kabanga Nickel Project, which includes the construction of the 3.4 million tonnes per year underground mine and concentrator at Kabanga, followed by the Hydromet refinery at Kahama.
•Results of the Definitive Feasibility Study for the Kabanga Nickel Project are expected to be released in mid-year 2025.
Full-year highlights 2024:
January
•Discovery of additional high-grade nickel mineralization at Safari Link Area at the Kabanga Nickel Project in Tanzania.
•Signing of the Recycling Subscription Agreement and completion of funding for Phase 1 of the partnership with Glencore for the PGM recycling project utilizing Hydromet Technology.
February
•Two-phased development plan announced for the Kabanga Nickel Project.
•Kahama Hydromet Refinery received its Environmental Impact Assessment Certificate.
March
•Closing of $50 million non-brokered private placement of unsecured convertible debentures.
•Receipt of license from the Government of Tanzania for the Kabanga Nickel Project Multi-Metal processing facility at Kahama and Kahama area formally declared a Special Economic Zone.

July
•Produced first-ever nickel, copper and cobalt from Kabanga Nickel Project at Lifezone’s Simulus laboratory during Hydromet refinery pilot scale test work.
August
•Initiated process for risk insurance with United States International Development Finance Corporation for the Kabanga Nickel Project.
September
•Initiation of project financing process for the Kabanga Nickel Project with United States International Development Finance Corporation providing letter of interest for loan application. Societe Generale selected as Lead Financial Advisor.
•Kabanga Resettlement Sites received its Environmental Impact Assessment Certificate.
October
•Signed Memorandum of Understanding with Japan Organization for Metals and Energy Security for a strategic partnership to secure cleaner nickel, copper and cobalt from the Kabanga Nickel Project for the Japanese battery industry.
December
•Lifezone upgraded nickel, copper and cobalt Mineral Resources at the Kabanga Nickel Project.
Full-year highlights 2023:
February:
•Completion of $50 million additional investment tranche payment from Kabanga Nickel Project partner, BHP, increasing BHP’s direct equity interest in KNL from 8.9% to 17.0%.
•Publication of a Technical Report Summary, for the Kabanga Nickel Project. The was the first time that Mineral Resource Estimates at the Kabanga Nickel Project had been reported in accordance with S-K 1300.
June:
•Kabanga Mine Project received national approval of the updated Environmental and Social Management Plan.
•Received national sign-off of the Resettlement Action Plan.
July:
•Completed the Business Combination with GoGreen. LZL started trading on NYSE under the ticker symbols “LZM” and “LZMW”.
•Acquisition of Simulus.
August
•Successful completion of infill and extentional drilling at the Kabanga Nickel Project.
December:

•Significant Mineral Resource Update for Kabanga Nickel Project following the completion of a successful infill drilling program.
•Signed term sheet with Glencore for a PGM recycling project utilizing Lifezone’s Hydromet Technology to be based in the United States.

ITEM 5 A: OPERATING RESULTS
Business Overview and Segments
Our activities in 2024 focused on our two key projects: the Kabanga Nickel Project and the PGM recycling partnership with Glencore. See Item 4B of this annual report for an overview of our business and a description of these two projects.
Lifezone is organized into business units based on the main types of activities and has three reportable operating segments, as follows:
•Metals extraction and refining business;
•Intellectual property licensing business; and
•Corporate
See Note 4 of our audited consolidated financial statements for the year ended December 31, 2024, for the operating results by segments.
Significant components of results of operations
We expect continued substantial operating expenses in connection with our ongoing activities, particularly as we continue to advance the development of our Kabanga Nickel Project and the PGM recycling partnership with Glencore. Given our development stage and operating structure, most of our expenses to date are tied to headcount, exploration and evaluation activity and laboratory costs as we seek to expand our patent portfolio, continue to invest in research and development activities, seek to expand the market penetration of our Hydromet Technology and continue to invest and develop the Kabanga Nickel Project. We expect to continue to incur significant expenses in the foreseeable future, and we expect substantial cash outflows in connection with our ongoing activities, particularly for completing the development phase of the Kabanga Nickel Project and PGM recycling project. In addition, we expect to incur costs associated with operating as a United States public company.
Results of Operations

	For the years ended,
	December 31, 2024	December 31, 2023	December 31, 2022
	$	$	$
Revenue	140,522	1,477,826	2,927,460
Cost of sales	(86,872)	(753,914)	-
Gross profit	53,650	723,912	2,927,460
(Loss) /gain on foreign exchange	(225,306)	179,640	(55,701)
Goodwill impairment	(9,020,813)	-	-
General and administrative expenses	(39,082,152)	(366,078,202)	(28,559,519)
Operating loss	(48,274,621)	(365,174,650)	(25,687,760)
Interest income	2,342,071	567,190	224,389
Gain on remeasurement of deferred consideration	-	156,047	235,505
Fair value gains on embedded derivatives	5,771,000	-	-
Interest expense	(6,434,657)	(211,979)	(266,354)
Loss before tax	(46,596,207)	(364,663,392)	(25,494,220)
Income tax	(540,126)	-	-
Loss for the financial year	(47,136,333)	(364,663,392)	(25,494,220)

Other comprehensive (loss) income:
Exchange (loss) gain on translation of foreign operations	(92,991)	(37,931)	115,864
Total other comprehensive (loss) income for the year	(92,991)	(37,931)	115,864

Total other comprehensive loss for the year	(47,229,324)	(364,701,323)	(25,378,356)
The following section provides a comparison of Lifezone’s consolidated financial statements results of operations for the years ended December 31, 2024, December 31, 2023 and December 31, 2022, respectively.
Revenue
Revenue is attributable to technical professional consulting fee provided to mineral beneficiation operations to joint ventures and technical and laboratory services provided by Simulus.
Revenue recognized by Lifezone is shown below.

	For the years ended,
	December 31, 2024	December 31, 2023	December 31, 2022
	$	$	$
Kellplant Proprietary Ltd	—	129,680	1,510,830
Kelltechnology SA Proprietary Ltd	—	684,407	1,344,039
Consulting and management fee from joint ventures	—	814,087	2,854,869
Other revenue	140,522	663,739	72,591
Total	140,522	1,477,826	2,927,460
We have not generated any revenue from our metals extraction and refining business because the Kabanga Nickel Project is in the exploration and evaluation stage.

Revenue for the year ended December 31, 2024, was $140,522, compared to $1,477,826 for the year ended December 31, 2023, a decrease of $1,337,304. The decrease in revenue was primarily related to no revenue from Kellplant and Kelltechnology SA Proprietary Ltd, joint ventures of Lifezone, and Simulus providing reduced services to external customers. The Kellplant Hydromet Technology refinery project continues to be on hold. The decrease in external revenue attributable to technical and laboratory services from Simulus, as Simulus was almost exclusively used for Lifezone's own projects during 2024.
Other revenue of $140,522 during the year ended December 31, 2024 ($663,739 during the year ended December 31, 2023), relates to third party customers following the Simulus acquisition as disclosed in Note 1 and Note 28.
Revenue for the year ended December 31, 2023, was $1,477,826, compared to $2,927,460 for the year ended December 31, 2022, a decrease of $1,449,634. The decrease in revenue was primarily related to the Kellplant Hydromet Technology refinery project being put on hold, offset by increased revenue attributable to technical and laboratory services provided by Simulus since its acquisition in July 2023.
Further details on the joint ventures are disclosed in Note 29.
Cost of sales
Cost of sales for the year ended December 31, 2024, was $86,872, compared to $753,914 for the year ended December 31, 2023, a decrease of $667,042. The decrease is primarily attributable to the decrease in revenue from the Kellplant Hydromet Technology refinery project which continues to be on hold and a decrease in revenue attributable to technical and laboratory services provided by Simulus to external customers during 2024.
Goodwill impairment
During the year ended December 31, 2024, we fully impaired the goodwill of $9,020,813 associated with our Simulus acquisition. The impairment of goodwill is primarily driven by lower profitability and reduced growth forecast in our Simulus business.
Interest income
Interest income represents the income earned by Lifezone pursuant to the interest on the financial instruments and cash held with banks. Interest income was higher during the year due to improved treasury operations that ensured the majority of funds earned higher interest rates on cash deposits and higher average cash balances as compared to prior years.
Fair value gains on embedded derivatives
Fair value gains on embedded derivatives of $5,771,000 represents the decrease in the initial fair value of the embedded derivative component of the convertible debentures of $26,539,000 as at March 27, 2024 to $20,768,000 as at December 31, 2024. The decrease in fair value of $5,771,000 million is primarily attributable to unwinding of discount due to passage of time and a decrease in the share price of Lifezone Metals during that period.
Gain on remeasurement of deferred consideration
Gain on remeasurement of deferred consideration for the year ended December 31, 2024 was $nil, compared to $156,047 the year ended December 31, 2023. There was no gain or loss on remeasurement of deferred consideration for the year ended December 31, 2024 as the deferred consideration of $4,000,000 was fully paid on December 9, 2024 in line with previous estimate.
Gain on remeasurement of deferred consideration for the year ended December 31, 2023 was $156,047, compared to $235,505 the year ended December 31, 2022. The decrease in gain on remeasurement of deferred consideration was primarily due to the change in the assumed repayment date of the remaining $4,000,000 to be payable at the earlier of the completion of the Definitive Feasibility Study and the fifth anniversary of the contract signing, as compared to the completion of the Definitive Feasibility Study in 2021.

Interest expense
Interest expense increased from $211,979 in 2023 to $6,434,657 in 2024 primarily due to interest expense of $6,039,527 on the debt portion of the convertible debentures issued in 2024. The remaining interest expense relates to interest accretion on deferred consideration in relation to the KNL legacy acquisition and interest on finance leases.
Exchange loss on translation of foreign operations
Exchange differences on translation of foreign operations for the year ended December 31, 2024 was a loss of $92,991, compared to a loss of $37,931 for the year ended December 31, 2023. The increase in exchange differences on translation of foreign operations was primarily on account of Australian and UK subsidiaries.
Exchange differences on translation of foreign operations for the year ended December 31, 2023 was a loss of $37,931, compared to a gain of $115,864 for the year ended December 31, 2022. The decrease in exchange differences on translation of foreign operations was primarily on account of Australian and UK subsidiaries.

General and administrative expenses

	For the years ended,
	December 31, 2024	December 31, 2023	December 31, 2022
	$	$	$
Wages & employee benefits	2,670,496	2,620,350	4,403,080
Consultancy fees	2,309,474	2,980,497	4,192,090
Professional fees	2,214,068	3,197,712	2,332,949
Drilling and site costs	-	-	150,173
Directors’ fees	721,697	591,631	192,298
Legal expenses	1,209,758	5,121,915	10,278,807
Exploration expenses	-	59	1,314,483
Depreciation of property and equipment	1,042,606	524,959	129,596
Depreciation of right-of-use assets	347,816	353,851	117,436
(Gain)/loss on disposal of property and equipment	(134)	-	271,789
Amortization of intangible assets	181,991	163,147	71,095
Provision for VAT receivable	1,749,527	4,617,911	-
Provision for withholding tax payable	3,434,062	-	-
Provision for bad debt	478,558	-	-
Share-based expense - Lifezone Holdings shareholder earnout	-	248,464,035	-
Share-based expense - Sponsor earnout	-	17,094,750	-
Share-based expense - restricted stock units	17,818,907	-	-
SPAC Transaction expenses	-	76,857,484	-
Stamp duty taxes	-	-	1,446,033
Travel	552,276	574,776	629,108
Audit & accountancy fees	915,101	1,451,510	906,964
Taxes & licenses	30,297	-	187,041
Insurance	1,555,306	970,517	65,253
Other administrative expenses	1,850,346	493,098	1,871,323
Total	39,082,152	366,078,202	28,559,518

2024 compared to 2023
Total general and administrative expenses at Lifezone for the year ended December 31, 2024, was $39,082,152 compared to $366,078,202 for the year ended December 31, 2023, a decrease of $326,996,050. The decrease in the general and administrative expenses was primarily due to one-off non-cash expenses in relation to the SPAC Transaction and fair value of earnouts in 2023.
During the year ended December 31, 2024 Lifezone recognized a share-based expense of $17,818,907 (December 31, 2023: $265,558,785). During the year ended December 31, 2023 Lifezone has recognized $76,857,484 in SPAC Transaction expenses to account for the excess of fair value of equity issued to participating GoGreen shareholders over the value of GoGreen’s identifiable net assets acquired as part of the SPAC Transaction.
Other decreases in the general and administrative expenses relate to a decrease of $3,912,157 in legal expenses compared to 2023 which was primarily driven by higher legal expenses related to the SPAC Transaction incurred in 2023.
The “Provision for VAT receivable” reflects the provision of the entire Tanzanian Value-Added Tax ("VAT") refund claim amounting to $1,749,527 and $4,617,911 for the year ended December 31, 2024 and 2023 respectively. The amount provided in 2024 relates to goods and services purchased in 2024. Lifezone began providing for the VAT receivable after TNCL received a letter from the Tanzanian Revenue Authority ("TRA") on November 30, 2023, rejecting its application for VAT refunds related to goods and services procured for the Kabanga Nickel Project between August 1, 2021, and July 31, 2023. TNCL has formally objected to the TRA’s decision, maintaining that the rejection lacks merit since the purchases were made as part of its economic activities in Tanzania, with the clear objective of developing the Kabanga Nickel Project and ultimately producing and exporting metals. Lifezone continues to closely monitor the situation and is actively engaging with the Government of Tanzania to seek a favorable resolution in accordance with local regulations. As of December 31, 2024 total VAT provision provided for since 2023 amounts to $6,397,438.
In 2020, KNCL, a subsidiary of Lifezone, filed a tax appeal with the Tax Revenue Appeals Tribunal, contesting a withholding tax assessment imposed by the TRA on imported services. These services were provided by non-resident entities during a period when KNCL was jointly owned by Barrick and Glencore. On January 21, 2021, the TRA issued an Agency Notice to KNCL’s bank, Citi Bank Tanzania Limited, leading to the transfer of the company’s total bank balance of TZS 823,400,321 ($335,398) as of January 31, 2021, to the TRA. KNCL is a non-operating entity whose retention mining license were revoked by the Government of Tanzania in 2018, ahead of the acquisition by Lifezone and carries a de-minimis amount of cash. Subsequently, on April 22, 2021, the TRA lifted the Agency Notice until further notice, pending a hearing and final determination of the case. On July 30, 2024, the Court of Appeal ruled in favor of the TRA, dismissing KNCL’s appeal and confirming the tax assessment of TZS 8,426,336,706 ($3,434,062) as payable. Following this ruling, a provision of $3,434,062 (equivalent to TZS 8,426,336,706) has been made, covering the principal tax amount plus interest. On August 19, 2024, the TRA issued a further demand notice for the withholding tax of TZS 8,426,336,706 ($3,434,062), along with additional interest for late payment. In March 2025, this additional interest was revised to TZS 12,357,974,405 ($5,033,805). While the outcome of these discussions is uncertain, based on progress of these discussions and legal advice obtained, Lifezone believes that it can successfully negotiate a waiver of the additional interest charges. Lifezone has not provided for any additional interest charges as, based on ongoing discussions with the TRA, any material outflow is not considered probable. However, if the TRA does not waive the additional interest charges, there is a possibility that KNCL could face an additional liability of up to $5,033,805 (TZS 12,357,974,405). Following resolution of this matter Lifezone intends to place KNCL in voluntary liquidation.

Insurance costs largely due to directors and officers insurance premiums have increased by $584,789 and higher directors’ fees of $130,066 are reflecting a full year in 2024 compared to partial year insurance premiums and directors' fees for the period July 2023 to December 2023. Audit & accountancy fees have decreased $536,409, due to higher accounting, valuation services and external audit fees incurred in 2023 associated with the SPAC Transaction as compared to 2024.
2023 compared to 2022
Total general and administrative expenses at Lifezone for year ended December 31, 2023 was $366,078,202, compared to $28,559,519 year ended December 31, 2022, an increase of $337,518,683. The increase in the general and administrative expenses was primarily due to share based payment expenses of $265,558,785 in relation to earnout shares granted to previous Lifezone Holdings Shareholders and Sponsor shareholders. Furthermore, Lifezone has recognized $76,857,484 in SPAC Transaction expenses to account for the excess of fair value of equity issued to participating GoGreen shareholders over the value of GoGreen’s identifiable net assets acquired as part of the SPAC Transaction. The

SPAC Transaction expenses are considered compensation for the service of a stock exchange listing in accordance with IFRS 2 paragraph 10.
The above increases in general and administrative expenses were partially offset by decreases in the general and administrative expenses relating to $1,782,730 in wages and employee benefits, a decrease of $4,292,129 in professional and legal expenses compared to 2022, although professional and legal expenses related to the SPAC Transaction in 2023 amounted to $7,966,713, the amount in 2022 was higher as a large amount of the work went into drafting of legal documents ahead of the announcement of the Business Combination with GoGreen in late 2022 and preparing Lifezone for the NYSE listing on July 6, 2023. Travel of $574,776 was slightly lower by $54,332, with the majority in each year related to the Kabanga Nickel Project, with costs including international travel and travel to site.
The “Provision for VAT receivable” reflects the Tanzanian VAT receivable amounting to $4,617,911 as at December 31, 2023, following TNCL receipt of a letter from the TRA dated November 30, 2023, rejecting TNCL’s application for VAT refunds accumulated in relation to goods and services purchased for the Kabanga Nickel Project for the period covering August 1, 2021 – July 31, 2023, amounting to $1,939,879 (TZS 4,861,636,353). Lifezone will continue to monitor the situation closely and TNCL has objected the decision by the TRA as we believe the rejection of the VAT refund claim has no basis as the purchases were made in course of undertaking economic activities in Tanzania with the clear intention to produce goods (and services) in the future, in this case to develop the Kabanga Nickel Project and produce and export metals. Lifezone continues lobbying the Government of Tanzania to change its position.
Insurance costs have increased $905,264 due to directors and officers insurance, in addition to higher directors’ fees of $399,333 following the NYSE listing. Audit & accountancy fees have increased $544,546, largely due to additional accounting and valuation services and external audit fees associated with the Business Combination, including higher United States Public Company Accounting Oversight Board (“PCAOB”) audit fees for a listed company. Following the hiring of internal accounting resources compared to the year ended December 31, 2022, externally sourced accounting support requirements are reducing.
Exploration and evaluation assets and mining data
Management considers exploration and evaluation costs linked to the Kabanga Nickel Project meeting the criteria of exploration and evaluation assets under IFRS 6 - Exploration for and Evaluation of Mineral Resources. The ongoing work is focused on the SML area granted on October 25, 2021, which is owned by TNCL, a company incorporated in Tanzania of which the Government of Tanzania is a 16% shareholder.
Changes to our exploration and evaluation assets are as follows:

$
Carrying amount at December 31, 2022	18,455,306
Movements during the year	51,355,297
Carrying amount at December 31, 2023	69,810,603
Movements during the year	47,766,920
Carrying amount at December 31, 2024	117,577,523
Exploration costs arising following the issuance of a prospecting and mining license are capitalized on a project-by-project basis as exploration and evaluation assets. Management considers the following exploration and evaluation costs (but not exhaustive) meeting the criteria under IFRS 6 for capitalization:
•purchase of legal rights to explore for natural resources;
•to conduct topographical, geochemical, geophysical investigations and related technical services;
•trenching, pitting and soil sampling;
•any type of exploratory drilling and assaying and related consulting services;
•generation of any geotechnical information;

•related costs to access the site and provide accommodation and basic services including security and transport for employees and contractors;
•statutory reporting requirements,
•license fees and other costs to keep the licenses in good standing, including external affairs, government relationship and community work related to an exploration asset;
•costs related to feasibility studies, including trade-off and commercial studies;
•metallurgical tests including testing of mineralization for processing and refining, stacking and storage, acid mine drainage or transport;
•all labor and contractor costs related to the activities above;
•finance costs to the extent they are directly attributable to financing these activities:
•general and administrative costs directly related to the project;
•costs incurred as part of exploration activities include appropriate technical and administrative overheads, that might be provided by offshore and holding entities; and
•it can be assumed, that if a legal entity only holds one exploration and evaluation asset, most if not all costs are related to that asset and get capitalized in relation to that single exploration and evaluation asset.
Furthermore, the outcome of the ongoing exploration work and studies are expected to be captured in a Definitive Feasibility Study, which is yet to be published. Lifezone aims to release the Definitive Feasibility Study in mid-year 2025.
Land acquisition and the RAP spending amounted to $12.0 million during the year ended December 31, 2024. The amount includes $8.3 million (2023: $2.2 million) of cash compensation payments, $0.7 million (2023: $nil) of interest payments paid to PAP, and $3.0 million (2023: $5.0 million) of resettlement related management costs. The RAP relates not only to the resettlement of affected communities, but also includes the restoration of their livelihoods and living conditions. The RAP outlines the steps and measures that will be taken to ensure that the affected communities are adequately compensated, and their needs are addressed during the resettlement process.
See Note 16 of our audited consolidated financial statements for the year ended December 31, 2024, for further information.
ITEM 5 B: LIQUIDITY AND CAPITAL RESOURCES
Liquidity refers to Lifezone’s ability to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations, any debt service, and other commitments.
Through our wholly owned subsidiary, LZL, we own a family of hydromet patents for metal beneficiation. Our business model for the intellectual property licensing business is to generate income from consulting fees and licensing our proprietary technology in return for royalties. We may also own interests in and/or operate processing refineries, that use our patented Hydromet Technology and accumulated intellectual property and skills, to economically beneficiate metals to produce refined products for sale with significantly reduced carbon dioxide emissions intensity and costs when compared to traditional smelting and refining methods.
We estimate that the Kabanga Nickel Project mining and refining operations will require significant capital expenditures to build out the required infrastructure and procure equipment ahead of commencing operations. Pursuant to the initial BHP’s investment in KNL in 2021 and the subsequent T1B Investment, BHP currently owns 17.0% of the shareholding of KNL, having cumulatively invested $90 million directly into KNL.
Further, pursuant to the T2 Option Agreement entered into between BHP, LZL and KNL, BHP has the option to consummate a further investment in KNL, subject to the satisfaction of certain conditions, in particular, the satisfactory completion of, and agreement on, the Definitive Feasibility Study, agreement on the Joint Financial Model with the Government of Tanzania in respect of the Kabanga Nickel Project, the amendment of the articles of association and share capital of the subsidiaries of TNCL to remove the free-carried interest rights of the Government of Tanzania in the subsidiaries of TNCL and receipt of any necessary regulatory and tax approvals. In the event such investment is consummated, BHP would own a 60.7% majority stake in KNL providing a 51% indirect interest in TNCL.
The proceeds of such investment will be used to further advance the Kabanga Nickel Project by taking the project through to formal construction. If the T2 Option Investment is not made by BHP, we expect that we will continue developing the Kabanga Nickel Project with additional funding through traditional project debt and/or equity financing sources, monetizing the offtake from the project and/or royalty streams, and we may also explore other strategic partners for the project or sell certain of our assets.
To enhance our liquidity position or increase our cash reserve for future investments or operations, we may in the future seek equity or debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders, and any issuance and sale of additional equity at our subsidiaries, including in connection with the T2 Option Investment in KNL by BHP, would dilute our interest in KNL. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.
Cash flow results

	For the years ended,
	December 31, 2024	December 31, 2023	December 31, 2022
	$	$	$
Cash flow from:
Operating activities	(15,891,808)	(26,979,795)	(17,035,315)
Investing activities	(52,659,817)	(59,947,767)	(7,964,515)
Financing activities	48,419,916	115,743,605	(80,933)
Net increase (decrease) in cash and cash equivalents	(20,131,709)	28,816,044	(25,080,763)
The following section provides a comparison of Lifezone’s cash flows for the year ended December 31, 2024, 2023 and 2022, respectively.
a)Cash flow from operating activities
Net cash used in operating activities of Lifezone was $15,891,808 for the year ended December 31, 2024, primarily consisting of $47,229,324 of comprehensive loss for the year adjusted for (i) items such as non-cash expenses for share-based payments amounting to $17,818,907, goodwill impairment amounting to $9,020,813 interest income, amortization of intangibles, foreign exchange loss, interest income, provision for VAT receivable, interest expense, depreciation of property and equipment and right-of-use assets cumulatively amounting to $5,757,415 and (ii) working capital changes, primarily consisting of a decrease in trade and other receivables of $638,844, decrease in related party receivables of $931,552, increase in fuel inventories of $61,224 and a decrease in trade and other payables of $2,025,180 and payment of tax on behalf of grantees of RSUs of $1,369,323.
Net cash used in operating activities of Lifezone was $26,979,795 for the year ended December 31, 2023, primarily consisting of $364,701,323 of comprehensive loss for the year, adjusted for (i) items such as non-cash expenses for share-based payments and SPAC transaction expenses cumulatively amounting to $342,416,269, interest income, amortization of intangibles, foreign exchange loss, interest income, provision for VAT receivable, interest expense and depreciation of property and equipment and right-of-use assets cumulatively amounting to $4,968,970 and (ii) working capital changes, primarily consisting of an increase in trade and other receivables of $3,294,857, decrease in related party receivables of $931,552, increase in fuel inventories of $51,044, changes in prepaid mining license of $353 and a decrease in trade and other payables of $6,564,427.
Net cash used in operating activities of Lifezone was $17,035,315 for the year ended December 31, 2022, primarily consisting of $25,378,356 of comprehensive loss for the year, adjusted for (i) items such as interest income, amortization of intangibles, foreign exchange loss, interest income, interest expense and depreciation of property and equipment and right-of-use assets cumulatively amounting to $452,081 and (ii) working capital changes, primarily consisting of an increase in trade and other receivables of $3,139,391, increase in related party receivables of $959,935, increase in fuel inventories of $49,736, increase in prepaid expenses of $nil, changes in prepaid mining license of $4,783, an increase in customer credits to a related party amounting to $208,550 (representing amounts as of December 31, 2021, due from vendors and suppliers for expenses incurred during the normal course of business which were applied during H1 2022), and an increase in trade and other payables of $12,243,789.
b)Cash flow from investing activities
Net cash used in investing activities of Lifezone was $52,659,817 for the year ended December 31, 2024, of which $49,951,501 related to the investment in Kabanga Nickel Project. Additionally, Lifezone paid a final payment of $4,000,000 in accordance with the agreement entered into in 2021 to acquire the physical assets and all historical intellectual property related to the Kabanga Nickel Project. Expenditures relating to the acquisition of property and equipment amounted to $892,779 and patent costs incurred were $157,608. Cash outflows from investing activities was partially offset by interest received on deposits from banks amounting to $2,342,071.
Net cash used in investing activities of Lifezone was $59,947,767 for the year ended December 31, 2023, of which $51,355,297 related to the investment in Kabanga Nickel Project, expenditures relating to the acquisition of property and equipment amounting to $697,431 and patent costs incurred amounting to $90,978, intangible software costs incurred amounting to $291,410, acquisition of subsidiaries (in connection with the Simulus laboratory acquisition, net of cash acquired) amounting to $8,073,000, which were partially offset by interest received from banks amounting to $560,349
Net cash used in investing activities of Lifezone was $7,964,515 for the year ended December 31, 2022, of which $5,709,171 related to the investment in exploration and evaluation assets, expenditures relating to the acquisition of property and equipment amounting to $277,364 and patent costs incurred amounting to $92,545, intangible software costs incurred amounting to $92,096, acquisition of subsidiaries (in connection with the Simulus acquisition, net of cash acquired) amounting to $7,591, deferred payment on acquisition of subsidiaries (in connection with the Kabanga Nickel Project) amounting to $2,000,000 offset by interest received from banks amounting to $214,252.
c)Cash flow from financing activities
Net cash provided by financing activities of Lifezone was $48,419,916 for the year ended December 31, 2024, primarily on account of proceeds from issuance of convertible debentures net of issuance costs of $49,250,000, proceeds from receipt of subscription from Glencore of $1,500,000, partially offset by account of payment of lease liabilities of $534,055, and interest payment on convertible debentures of $1,796,105
Net cash provided by financing activities of Lifezone was $115,743,605 for the year ended December 31, 2023, primarily on account of proceeds from the PIPE transaction of $70,173,170, net cash from GoGreen from the Business Combination amounting to $3,104,056, exercise of stock options $110,504, proceeds from exercise of Warrants $878,025, proceeds from T1B Investment by BHP in KNL $47,500,000 (net of issuing costs of $2,500,000), partially offset by account of payment of lease liabilities of $338,171 and share issuance cost of $5,683,979.
Net cash used for financing activities of Lifezone was $80,933 for the year ended December 31, 2022, on account of payment of lease liabilities.
Capital expenditures
Lifezone’s capital expenditure for the year ended December 31, 2024, was $55,001,888, while capital expenditure was $52,435,116 for the year ended December 31, 2023 and $8,178,767 for the year ended December 31, 2022. The capital expenditure relates largely to exploration and evaluation activities and the purchase of transportation, office, and computer equipment and costs relating to legal and professional services required to expand and maintain LZL's intellectual property patent families.
Contractual obligations
In the table below, we set forth our contractual obligations as of December 31, 2024. Certain amounts included in this table are based on our estimates and assumptions about these obligations, including their duration, anticipated actions by third parties and other factors. The contractual obligations we will actually pay in future periods may vary from those reflected in the table because the estimates and assumptions are subjective.

		USD			USD
	USD Total	Less than 1 year	USD 1-2 years	USD 3-5 years	More than 5 years
Convertible debentures	62,243,299	-	7,597,583	54,645,716	-
Lease obligations	1,491,754	664,254	745,698	81,802	-
Purchase obligations	1,026,396	1,026,396	-	-	-
Total	64,761,449	1,690,650	8,343,281	54,727,518	-
The unsecured convertible debentures are convertible into Ordinary Shares of Lifezone Metals at the option of the holder at a price of $8.00 per share. The amounts in the table include principal and cash interest payments and are based on an assumption that the debenture holders do not exercise their conversion option.
Management defines purchase obligations as agreements to purchase goods and services that are enforceable and legally binding across the business. Lifezone does not have take-or-pay agreements, long-term constructions, or supply contracts in place as of December 31, 2024. Most of the agreements are for exploration services or technical services related to the Definitive Feasibility Study for the Kabanga Nickel Project and the majority of these contracts can be terminated by Lifezone and its subsidiaries with four weeks’ notice, with the amount shown under purchase obligations reflecting that right based on historical spending.
Off-balance sheet arrangements and legal proceedings
As of December 31, 2024, Lifezone did not have or was not involved in any off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, results of operations, expenses, or liquidity and capital resources.
KNCL is in dispute with the TRA on a claim in relation to withholding tax of TZS 8,426,336,706 and interest for late payment of TZS 12,357,974,405. As at December 31, 2024, KNCL is still in negotiations with the TRA in respect of an out-of-court settlement for all matters under dispute. During the year ended December 31, 2024, Lifezone has made a provision for the withholding tax of $3,434,062 (equivalent to TZS 8,426,336,706). See Note 20 to the audited consolidated financial statements for further information.
In 2022, KNCL filed an appeal before the Tax Revenue Appeals Tribunal against the TRA to challenge the TRA’s claim of withholding tax imposed on services. Similar to the case mentioned in the previous paragraph, these services were also provided by non-resident entities during a period when KNCL was jointly owned by Barrick and Glencore. The amount of tax in dispute is $167,716 (TZS 422 million). As at the date of signing these audited financial statements a court appeal hearing date was still pending on this case.
In February 2024 Lifezone Metals received a complaint from Alta Partners, LLC (“Alta”). The claim relates to the Business Combination. Alta owned Public Warrants which were issued pursuant to the Lifezone Metals warrant agreement dated October 20, 2021.
Alta served a notice on Lifezone to exercise these warrants in September 2023, prior to the effectiveness of Lifezone’s Form F-1. Alta alleged that it was entitled to, among other things, purchase one share of Lifezone Metals at a price of $11.50 per share. Lifezone Metals refused to honor the notice of exercise received from Alta in September 2023, responding that that the Warrants cannot be exercised on a cash basis, and only once Lifezone’s Form F-1 was declared effective by the SEC. The complaint concluded in July 2024.
Lifezone is not engaged in any capacity in any material litigation, arbitration, prosecution or other legal proceedings (which means with a value in excess of $100,000) or in any material proceedings or hearings before any statutory or governmental body, department, board or agency or other dispute resolution proceedings ("Legal Proceedings"), nor has Lifezone been involved in any such Legal Proceedings during the 12 months prior to December 31, 2024, and the date of this Report.

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
ITEM 5 C: RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Existing intellectual property and the expertise of our internal technical team of highly skilled engineers and metallurgists is a core competence of Lifezone’s ability successfully to commercialize our Hydromet Technology for the Kabanga Nickel Project, other projects and across the broader downstream metals processing industry as a potentially cleaner and cheaper alternative to smelting.
Along with trade secret protection, non-disclosure, and licensing agreements, Lifezone’s intellectual property comprises a collection of global patents focused on the economic processing and recovery of metals from sulfide minerals and concentrates. As of December 31, 2024, LZL has been granted or issued 162 patents and has 99 applications in progress in a total of 93 countries relating to Lifezone’s suite of Hydromet Technology and associated processes. These are categorized into six families of principal patents.
Research and development costs for year ended December 31, 2024, were $157,607 (December 31, 2023: $90,978) which focused on the application of the Lifezone Hydromet Technology to process and recover nickel derived from lateritic mineralization and PGM from spent Autocats, as well as optimization and value engineering of primary nickel sulfide and PGM applications.
We estimate that our intellectual property licensing business will require capital expenditure over the next 24 months for research and development, patent applications and laboratory equipment.
Following the closing of the acquisition of Simulus on July 18, 2023, Lifezone owns an in-house laboratory to undertake additional test work and engineering design to further streamline timelines, advance its research and development initiatives to current projects, and potentially widen the portfolio of its intellectual property with new additional patents.
Through its Tanzanian subsidiary, TNCL, Lifezone currently holds a SML over the Kabanga Nickel Project deposit area with an approximate area of 201.85 square km. A SML is the type of license required to develop large-scale mining operations in Tanzania defined as requiring a capital investment of not less than $100 million. The SML was issued on October 25, 2021, and shall remain valid for a period of the productive life of the deposit indicated in a feasibility study report or such period as the applicant may request unless it is cancelled, suspended, or surrendered.
The SML carries an annual rent of $1,009,250. In addition, the Lifezone holds 5 Prospecting Licenses surrounding the Kabanga SML and an Environmental Impact Assessment certificate was transferred from the legacy Kabanga acquisition entities to TNCL on June 16, 2021. Subsequently an updated Environmental and Social Management Plan was submitted to the Tanzanian National Environmental Management Council and approved on June 19, 2023.
During the year ended December 31, 2024, Lifezone received a processing license from the Government of Tanzania for the Kabanga Nickel Project multi metal processing facility at Kahama.
ITEM 5 D: TREND INFORMATION
Trends, uncertainties, and events which could have a material impact on our revenue, expenses and liquidity and capital resources are discussed above in ITEM 5.A. “OPERATING RESULTS” and ITEM 5.B. “LIQUIDITY AND CAPITAL RESOURCES.”

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our results of operations, financial condition, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
ITEM 5 E: CRITICAL ACCOUNTING ESTIMATES
Critical Accounting Policies and Estimates
See Note 2 and Note 3 of the notes to the consolidated financial statements which provide summaries of significant accounting policies and key sources of estimation and uncertainty that require management to make estimates and judgments relating to matters which are uncertain and that may have a material impact on our financial conditions and results of operations.
ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 6 A: DIRECTORS AND SENIOR MANAGEMENT
Executive Officers and Directors
The following table lists the names, ages, as of the date of this Annual Report and positions of the individuals who currently serve as directors and executive officers of Lifezone:

Name	Age (as at December 31, 2024)	Position(s)
Keith Liddell	66	Chair of the Board, Director
Chris Showalter	49	Chief Executive Officer, Director
Ingo Hofmaier	49	Chief Financial Officer
Gerick Mouton	48	Chief Operating Officer
Dr. Mike Adams	64	Chief Technology Officer
Spencer Davis	47	Chief Legal Officer
Anthony von Christierson	36	Senior Vice President: Commercial and Business Development
Evan Young	40	Senior Vice President: Investor Relations and Capital Markets
Robert Edwards	58	Lead Independent Director
Jennifer Houghton	63	Director
Mwanaidi Maajar	70	Director
John Dowd	56	Director
Beatriz Orrantia	53	Director
Govind Friedland	50	Director

______________________________________________________________________

Executive Officers
Chris Showalter, Chief Executive Officer. With over 23 years of experience, Mr. Showalter brings a corporate finance and merchant banking background to the Lifezone team. Mr. Showalter also has extensive experience across Africa. In addition to capital markets and fundraising, Mr. Showalter brings strong expertise originating, sourcing and developing relationships across Africa, having held previous roles as Chief Executive Officer at Kelltech and Director and Partner at merchant bank Hannam & Partners in Zimbabwe, where he focused on the African mining sector. Mr. Showalter is an integral part of the negotiations and development of relations with the Government of Tanzania. Having spent over six years in Zimbabwe, he has developed specific expertise in the platinum sector and advised on a number of platinum mining companies on their current operations and future expansion potential, after relocating to the country as co-CEO of

Renaissance Capital. Prior to this, he spent nine years at Goldman Sachs as a Vice President in the New York office where he held various sales roles in equity and capital markets while also exploring opportunities for Goldman Sachs across southern Africa. Mr. Showalter has been CEO of KNL since its incorporation in 2019. Mr. Showalter received his Bachelor of Arts with Honors in environmental studies from Dartmouth College and his Master of Business Administration from Fordham University.
Ingo Hofmaier, Chief Financial Officer. Mr. Hofmaier is a market-facing finance executive with over 25 years of experience in financial reporting, tax, commercial contracts, project and corporate finance, mergers and acquisitions and investment banking. Mr. Hofmaier was previously the Chief Executive Officer at Omico Mining Corp., a Namibian copper exploration company, and he has also served as the Chief Financial Officer of SolGold plc, an LSE and TSX-listed copper and gold developer. He brings corporate finance, financial and risk management experience in global commodity markets across a diverse range of commodities and geographies, including Africa, Asia and the Americas. Mr. Hofmaier’s experience includes seven years as a partner at merchant bank Hannam & Partners in London, where he was responsible for metals & mining corporate finance, as well as at Rio Tinto, Capgemini and Wienerberger AG, a building material and industrial minerals group, where he spent eight years as Group Financial Controller for the United States business and Commercial Director during the successful project execution and market entry in India, among other roles.
Gerick Mouton, Chief Operating Officer. Mr. Mouton, a mechanical engineer, is a global metals and mining professional. His experience in holding senior, executive and Board of Director positions within established international listed mining companies and engineering consultancies has afforded him the rare opportunity to build a wide range of skills over a 25-year period. His knowledge spans the entire project life cycle, across various commodities, including but not limited to: early stage strategic project development scenarios; project economics and financial evaluations; challenging project development expectations; partnership negotiations; organizational establishment; project marketing; and dynamic stakeholder relationships. These projects and operations have exposed Mr. Mouton to a multitude of cultures within several countries on multiple continents, for example: Botswana, Ghana, Democratic Republic of Congo (DRC), Zambia, Madagascar, Tanzania, South Africa and Indonesia. He has worked extensively with interested and affected parties and other stakeholders to ensure uninterrupted development of large-scale mining projects in challenging social locations. His interaction with multicultural stakeholders over his career has enhanced his mitigation knowledge with regards to ESG challenges facing the development of new mining projects.
Dr. Mike Adams, Chief Technology Officer. Dr. Adams has worked as process consultant with LZL prior to its founding in 2008. He is co-inventor and focuses on the implementation and commercialization of the patented Hydromet Technology for the environmentally and economically effective recovery of PGM, gold, base and rare metals. His work for over 40 years has included process and resource development for metals recovery and project management of the definitive piloting of several nickel sulfide and nickel laterite projects worldwide. He has also previously consulted independently for over 10 years and was Metallurgical Manager with SGS Lakefield Oretest and Head of Process and Environmental Chemistry at Mintek. Dr. Adams completed a Bachelor of Science (BSc) honors and Master of Science (MSc) degrees in applied chemistry at Witwatersrand University, a PhD on the chemistry of the carbon-in-pulp process and a Doctor of Science (DSc) in Engineering on advances in the processing of gold ores. He was Associate Editor for Hydrometallurgy Journal for eight years and has edited three books, including Gold Ore Processing, second edition, published in 2016 by Elsevier. Dr. Adams has made a significant contribution to the chemistry and optimization of the carbon-in-pulp process for gold recovery, for which he received the Raikes Gold Medal from the South African Chemical Institute and two silver medals from the Southern African Institute of Mining and Metallurgy. He is a Fellow of both the Australasian and Southern African Institutes of Mining and Metallurgy, as well as the Royal Society of Chemistry.
Spencer Davis, Chief Legal Officer. Mr. Davis is an experienced chief legal officer and general counsel, having advised multiple global businesses and teams across numerous jurisdictions (UK; US; EU; Africa, Middle East and Asia-Pacific). He has held chief legal officer and general counsel roles at global companies, having started his career in private practice in 2000. Mr. Davis has experience of advising boards, executives and senior management on all legal matters, risks and laws, balancing compliance and risk, with pragmatism and commercial solutions. Mr. Davis holds a Masters in Law and is licensed to practice in England, New York and the E.U.; he also has an MBA from the London Business School. Mr. Davis is a qualified corporate secretary (ACIS, Chartered Institute of Governance 2016), with experience in corporate governance issues, oversight of boards and group committees, corporate secretarial duties, ethics, regulatory and business conduct, and managing statutory filings and forms. Mr. Davis has significant experience in complex commercial transactions, M&A, funding and investments, hyper-growth business, joint venture arrangements, technology, intellectual property, data and privacy

Anthony von Christierson, Senior Vice President. Commercial and Business Development. Mr. von Christierson joined Lifezone in 2017 and is responsible for investment appraisal, business development and commercial activities. He plays an important role in the commercialization of Lifezone's Hydromet Technology including the PGM recycling opportunity with Glencore. He started his career at Goldman Sachs in London in the European and Emerging Markets leveraged finance team within the investment banking division before co-founding a tech business. Mr. von Christierson is also a director of the Southern Prospecting Group, a private equity family office with focus on the resources and technology spaces. Mr. von Christierson attended Durham University and holds a Bachelor of Science with Honors in Natural Sciences.
Evan Young, Senior Vice President. Investor Relations and Capital Markets. Mr. Young brings significant capital markets experience in the metals and mining industry, and played an integral role in taking Ivanhoe Electric Inc., a minerals exploration and technology company, public in 2022. His expertise is crucial to communicating and enhancing the Lifezone equity story to the financial community. Before joining Lifezone in 2023, Evan was part of Ivanhoe group of companies from 2017, where he progressively advanced in investor relations and corporate development roles for both public and private minerals exploration and technology companies. Prior to his tenure at Ivanhoe, Evan served as Director, Investor Relations for Primero Mining Corp., a dual-listed company on the NYSE and TSX with gold mining operations in Mexico and Canada. He also has experience in equity research at Haywood Securities Inc., a boutique Canadian brokerage and as an investment banking analyst at BMO Capital Markets in the Metals and Mining group. Evan holds a Master of Science with Distinction in Metals and Energy Finance from Imperial College London and a Bachelor of Science in Mining Engineering from Queen’s University.
Directors
Keith Liddell, Chair of the Board. Mr. Liddell is the founder of the Lifezone group and is an experienced metallurgical engineer, resource company director and investor in the natural resource space. Mr. Liddell has an honors Bachelor of Science (Minerals Engineering) from the University of Birmingham and a Master of Science in Engineering from the University of the Witwatersrand. Working since 1981 exclusively in the mineral and metals industry, he has experience in management and ownership of a number of public and private businesses and joint ventures with a variety of participants. In various roles he has taken a number of resource projects, including nickel, copper and PGM, through exploration, development and production. At LZL, Mr. Liddell is primarily focused on further developing LZL’s Hydromet Technology – providing strategic guidance and contributing to the Kabanga Nickel Project. Having been involved in technical and corporate roles, company management, capital raising and managing stakeholder relationships, Mr. Liddell has a unique blend of attributes that allow concurrent appreciation of the various social, environmental, commercial and technical components that constitute successful modern resource companies.
Chris Showalter. For an overview of Mr. Showalter’s business experience, please see the section entitled “Executive Officers.” in Item 6A.
Robert Edwards. Lead Independent Director. Appointed as Lead Independent Director in February 2024, Mr. Edwards brings over 30 years of experience in the natural resource sector He started his career in South Africa working in production mining and new business roles before joining HSBC as a precious metals equities analyst within the HSBC Global Mining team. Thereafter he moved to Russia and played a key role in transforming Renaissance Capital from a single country investment bank into a successful EMEA and frontier market focused investment bank with a strong franchise in natural resources. When he left Renaissance Capital after a decade, he was serving as Chairman of Mining and Metals managing all investment banking and principal investment activity in the mining, metals and fertilizer sectors. After leaving Renaissance he worked as a Senior Advisor to the Royal Bank of Canada (Europe) Investment Banking Division working on mergers and acquisitions and senior client coverage. Mr. Edwards also served as the Independent Non-Executive Chairman of Sierra Rutile until its sale to Iluka Resources as well as an Independent Non-Executive Director of GB Minerals until its sale to Itafos, both successful shareholder exits. He also served as an Independent Non-Executive Director of MMC Norilsk Nickel (NorNickel), the world’s biggest producer of nickel and palladium as well as major producer of copper and platinum, for over eight years until March, 2022. Mr. Edwards also served as an Independent Non-Executive Director of Chaarat Gold Limited and as Executive Chairman of Bluejay Mining plc. Along with Lifezone he currently sits on the board of Sandfire Resources Limited, an ASX listed copper and zinc producer with assets in Spain and Botswana. Mr. Edwards graduated from the Camborne School of Mines in the UK with an Honors Degree in Mining Engineering and holds both a Mine Managers and a Production Oversight certificate of competency (South Africa). He is also a Member of the Institute of Materials, Minerals and Mining.

Jennifer Houghton. Ms. Houghton has board level experience as an independent non-executive director for Santander International where she has chaired the board audit committee and has been a member of the board risk committee and board nomination committee since 2020. Ms. Houghton has been a director of IoD Isle of Man Limited since 2020, and she was chair of the Institute of Directors Isle of Man branch for a record seven years from 2017 to 2024. Ms. Houghton has also chaired the Diana Princess of Wales Hospice Care at Home Trust since 2019, and she has held various other roles, including working 17 years within the audit department of Deloitte in California, Luxembourg, Sweden and the Isle of Man, as a finance manager of AXA for two years from 2006-2008, and as the finance director, then managing director, of an Isle of Man regulated business from 2008-2016. Ms. Houghton has been a Chartered Director since 2021, a Fellow of the Institute of Directors since 2019, a qualified accountant since 1989 and has worked within regulated and unregulated sectors as a director since 2008.
Mwanaidi Maajar. Ms. Maajar is an advocate and senior partner at REX Advocates, a law firm in Tanzania. Ms. Maajar has experience in corporate commercial law practice, corporate secretarial practice, and corporate governance. She has chaired and sat on the boards of private and listed companies and public corporations. As part of her corporate governance practice, she trains boards of directors of companies and board committees in corporate governance practice. She also has relevant experience in natural resources law (Mining, Oil & Gas) in Tanzania. Ms. Maajar has experience in banking and finance, competition law, property law, and energy law. Ms. Maajar served as the Tanzanian Ambassador to the United States of America after having served for four years as the Tanzanian High Commissioner to the United Kingdom between 2006 and 2013. Ms. Maajar is currently Chair of the governing council of the University of Dar Es Salaam, having been a member of the Council since 2018. In July 2024, Ms Maajar was appointed a Presidential Tax Reform Commission member, tasked with reviewing the tax policy framework and the regulatory regime.
John Dowd. Mr. Dowd was the Chief Executive Officer and Chairman of the board of directors of GoGreen from April 2021, and has decades of experience generating attractive risk-adjusted returns as a manager of capital. Mr. Dowd is currently the CEO of GoGreen Partners, a private equity company. He is a board member of Xtremex Mining Technologies, a company focused on bringing proven drilling technology from the oil & gas industry to the mining industry. Mr. Dowd previously spent more than three decades researching and investing in the global energy industry. From 2006 to 2019, he served as portfolio manager at Fidelity Research & Management Co., LLC, managing Fidelity’s energy and natural resources oriented sector funds. Mr. Dowd previously served as a Senior Research Analyst of Sanford C. Bernstein & Co., LLC from 2000 to 2006 and from 1995 to 1997, where he covered the oil service and equipment, and refining and integrated oil segments. Mr. Dowd also previously served as a partner of Lawhill Capital Partners, an energy focused investment management firm, from 1997 to 2000. He holds a Bachelor’s degree in Mechanical Engineering from Carnegie Mellon University.
Beatriz Orrantia. Ms. Orrantia has sustainability expertise as a consultant in ESG, decarbonization and Just Transition. Ms. Orrantia also has legal experience, having worked as a mergers and acquisitions, securities and mining lawyer from 2005 to 2015 at large Canadian law firms (Gowlings LLP, McCarthy Tetrault LLP and Heenan Blaikie LLP). In addition to legal mining expertise, Ms. Orrantia has operational mining experience cultivated during her time with Barrick as VP Special Projects, focusing on mining operations and capital projects across assets in Latin America and certain global projects, including Kabanga, from February 2015 until November 2017. Ms. Orrantia also obtained directorship certification by the National Association of Corporate Directors, the leading certification in the United States for board members. Ms. Orrantia has a degree in civil law from the Universidad del Rosario in Colombia and a degree in common law from Osgoode Hall Law School in Canada. She also holds a certificate in sustainability and innovation from Harvard University (Extension School) and is pursuing a master’s degree in sustainability from Harvard University (Extension School). Ms. Orrantia is currently a member of the board of directors of Star Royalties Ltd., having been a director since 2020, and a member of the board of directors of Sierra Metals Inc., having been a director since 2023.
Govind Friedland. Govind Friedland has served as a Director of Lifezone since July 2023. He was the COO of GoGreen that merged two companies to create Lifezone. Mr. Friedland possesses a unique multicultural background, having lived much of his life in Asia immersed within the global mineral exploration industry. Mr. Friedland has spent more than 20 years working internationally to finance, explore and develop critical minerals required for energy transition. His career experience has focused primarily on nickel, copper, uranium and related technologies that increase efficiency, reduce costs and environmental footprint. Mr. Friedland is the Founder, former CEO and current Executive Chairman of GoviEx Uranium Inc. (TSXV: GXU). He has served as the Executive Chairman of GoviEx since October 2012 and previously served as its Chief Executive Officer from June 2006 to October 2012. Mr. Friedland served on the board of directors at Cordoba Minerals Corp. (TSXV:CDB), which is developing the San Matias copper/gold complex north of Medellin, Colombia; and Sama Resources Inc. (TSXV:SME), which is exploring the Samapleau nickel/copper project in Ivory Coast, West Africa. Mr. Friedland is a co-founder of GoGreen Partners, a US based PE firm. He is also a founding shareholder of I-Pulse Inc., a private United States corporation that combines proprietary super capacitors and semiconductors with artificial intelligence to power disruptive industrial solutions across a wide range of real-world applications including mineral exploration, mineral processing and comminution, water discovery, geothermal power, grid scale battery storage, advanced manufacturing and more. Mr. Friedland holds a Bachelor’s degree in Geology and Geological Engineering from the Colorado School of Mines.
Family Relationships
Keith Liddell is the father of Natasha Liddell, former Chief Sustainability Officer (resigned February 16, 2024) and principal consultant of Atlas Sustainability and of Simon Liddell, VP Mining, and the stepfather of Charles Liddell, who is the owner / partner in the Australian firm Integrated Finance Limited.
Mike Adams is the father of Jonathan Adams, Senior Metallurgist at Lifezone.
Please refer to Note 23 of the audited consolidated financial statements for further details of transactions with these related parties. There are no other family relationships between the other directors, director nominees, or executive officers.

ITEM 6 B: COMPENSATION
Directors' Fees

	2024	2023	2022
	$	$	$
Fees paid to Directors of Lifezone Metals	710,000	355,000	-
Total	710,000	355,000	-
Compensation paid and benefits granted to key management personnel
During the year ended December 31, 2024, Lifezone paid $4,609,345 to the directors and executive officers (our key management personnel). This includes the amount of compensation paid, bonuses and benefits granted to such persons by Lifezone but excludes the fair value of any RSUs or Earnouts granted. Lifezone has not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.
For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to United States domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. Pursuant to applicable Isle of Man laws, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.
Key Management Personnel

Keith Liddell	Chairman
Chris Showalter	Chief Executive Officer
Ingo Hofmaier	Chief Financial Officer (joined June 29, 2023)
Dr Michael Adams	Chief Technology Officer
Gerick Mouton	Chief Operating Officer
Benedict Busunzu	TNCL Chief Executive Officer
Spencer Davis	Chief Legal Officer (joined March 1, 2023)
Natasha Liddell	Chief Sustainability Officer (resigned February 16, 2024)
Anthony von Christierson	Senior Vice President: Commercial and Business Development
Evan Young	Senior Vice President: Investor Relations and Capital Markets (joined October 10, 2023)
Compensation to Key Management Personnel

	2024	2023	2022
	$	$	$
Salary, wages and consultancy fees [1]	4,187,722	3,651,073	2,554,359
Bonuses [1]	305,473	512,524	2,137,721
Post-employment benefits (pension)	116,150	125,591	361,955
Total remuneration	4,609,345	4,289,188	5,054,035
1 The amounts disclosed include expenses incurred during the reporting period in connection with the employment of and consulting agreements entered into with key management personnel:

Share based payment expense to Key Management Personnel

	2024	2023	2022
	$	$	$
Share-based expense - Lifezone Holdings shareholder earnout	-	110,611,407	-
Share-based payment expense - restricted stock units [2]	5,152,163	-	-
Total	5,152,163	110,611,407	-
2 Amounts included vested restricted stock units only. The fair value of unvested RSUs granted to key management personnel during the year ended December 31, 2024 was $7,043,667.
2023 Omnibus Incentive Compensation Plan
Following the consummation of the Business Combination, Lifezone Metals adopted the 2023 Omnibus Incentive Compensation Plan (the “2023 Plan”) in order to give Lifezone a competitive advantage in attracting, retaining, awarding and motivating directors, officers, employees and consultants by granting equity and equity-based awards. The 2023 Plan permits the grant of options to purchase Ordinary Shares in Lifezone Metals, stock appreciation rights, restricted shares, restricted stock units or other equity or equity related awards, in each case, in respect of Lifezone Ordinary Shares and cash incentive awards, thus enhancing the alignment of employee and shareholder interests.
The initial share limit under the 2023 Plan is the number of Ordinary Shares in Lifezone Metals equal to 10% of the fully-diluted share capital of Lifezone Metals as of immediately following the consummation of the Business Combination.
The following equity awards were made to key management personnel in 2024 under the 2023 Omnibus Incentive Compensation Plan:

Name	Role Title	Type of Equity Award	Grant Date	Number of Shares/Units Granted	Vesting Terms	Fair Value at Grant Date
Anthony von Christierson	Senior Vice President Commercial and Business Development	Restricted stock units	Jul 01, 2024	300,000	33% vested on grant; 33% at $14.50 VWAP (2024+); remaining at $16.00 VWAP (2025+).	$2,011,000
Chris Showalter	Chief Executive Officer	Restricted stock units	Jul 01, 2024	500,000	33% vested on grant; 33% at $14.50 VWAP (2024+); remaining at $16.00 VWAP (2025+).	$3,351,833
Evan Young	Senior Vice President Investor Relations and Capital Markets	Restricted stock units	Feb 1, 2024	5,405	100% vested on Feb 1, 2024.	$32,160
Gerick Mouton	Chief Operating Officer	Restricted stock units	Jul 01, 2024	300,000	33% vested on grant; 33% at $14.50 VWAP (2024+); remaining at $16.00 VWAP (2025+).	$2,011,000
Ingo Hofmaier	Chief Financial Officer	Restricted stock units	Jul 01, 2024	150,000	33% vested on grant; 33% at $14.50 VWAP (2024+); remaining at $16.00 VWAP (2025+).	$1,005,500
Mike Adams	Chief Technology Officer	Restricted stock units	Jul 01, 2024	300,000	33% vested on grant; 33% at $14.50 VWAP (2024+); remaining at $16.00 VWAP (2025+).	$2,011,000
Natasha Liddell	Chief Sustainability Officer	Restricted stock units	Jul 01, 2024	100,000	100% vested on grant;	$768,000
Spencer Davis	Chief Legal Officer	Restricted stock units	Jul 01, 2024	150,000	33% vested on grant; 33% at $14.50 VWAP (2024+); remaining at $16.00 VWAP (2025+).	$1,005,500

ITEM 6 C: BOARD PRACTICES
Board Composition
Lifezone’s Board comprises eight directors and pursuant to the A&R Articles of Association is divided into three classes, designated Class I Directors, Class II Directors, and Class III Directors. At each annual general meeting, each Director of the relevant class, whose term then expires, is eligible for re-election to the Board for a period of three years.
Lifezone has examined its governance obligations as a public company, and the rules and regulations of the SEC and NYSE. Lifezone has also carefully considered the standards that apply to it as a FPI and that it is a relatively young company. In addition to this, we consulted with our shareholders in 2023, and following these discussions, we consider that amending the A&R Articles of Association to vote on the annual election of directors is not a priority item for Lifezone at this time. The board of directors intends to keep this item under review and if Lifezone is notified of any specific shareholder feedback.

Robert Edwards (Lead Independent Director) was previously Executive Chairman of Bluejay Mining plc, London-listed junior mining company, and an independent non-executive director with Chaarat Gold Holdings Limited, as well as holding one other independent director role. In order to negate any perception of overboarding, Robert Edwards stepped down from his position as Executive Chairman of Bluejay Ming plc in December 2023 and Chaarat Gold Holdings Limited in August 2024.

Lifezone's Board is divided among three classes as follows:
•the Class I directors include John Dowd, Govind Friedland and Mwanaidi Maajar and their terms expired at the first annual general meeting of shareholders following the consummation of the Business Combination; which was held on June 21, 2023. All three were re-elected by shareholders for a period of three years.
•the Class II directors include Robert Edwards, Jennifer Houghton and Beatriz Orrantia and their terms will expire at the second annual general meeting of shareholders following the consummation of the Business Combination; and
•the Class III directors include Keith Liddell and Chris Showalter and their terms will expire at the third annual general meeting of shareholders following the consummation of the Business Combination.
There are no benefits provided to Directors upon termination of their service contracts.
Director Independence
The Lifezone Board has determined that each member qualifies as independent, as defined under the NYSE listing rules, except for Mr. Liddell and Mr. Showalter. In addition, Robert Edwards was appointed as the Lead Independent Director in February 2024.
Board Oversight of Risk
One of the key functions of the Lifezone Board is to provide oversight of Lifezone's risk management process. The Lifezone Board has appointed the Audit Committee to assist in the oversight of Lifezone’s financial risk exposures and risk management and compliance by Lifezone with applicable legal and regulatory requirements. The Audit Committee, among other things, also reviews and approves all related party transactions, oversees the risk management framework and satisfies itself that the framework is sound. It establishes and communicates Lifezone’s risk appetite, endorses the risk policy and standards of Lifezone and is regularly briefed on and considers cyber security threats.
The CEO of Lifezone is accountable for assigning appropriate responsibilities for implementing and embedding risk management into the decision-making process across Lifezone, while the COO of Lifezone is overall responsible for the roll-out of this risk management policy and processes. Both attend Audit Committee meetings and the COO is tasked to ensure that adequate processes and procedures are in place to enable Lifezone to operate with an appropriate balance of risks and controls. The COO has oversight that Lifezone maintains up to date risk registers and provides a report at least quarterly to the Audit Committee. The CFO is responsible for the oversight of all internal controls and risks related to financial processes and financial reporting.
In addition, the Lifezone Board as a whole, as well as through the various standing committees addresses risks inherent in their respective areas of oversight. For example, the audit committee is responsible for overseeing the management of risks associated with Lifezone’s financial reporting, accounting and auditing matters, the sustainability committee is responsible for overseeing the management of sustainability-related risks, while the Compensation Committee oversees the management of risks associated with Lifezone's compensation policies and programs.
Board Committees
The Lifezone Board has established an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, a Disclosure Committee, an Investment Committee, and a Sustainability Committee.
The Lifezone Board may establish other committees to facilitate the management of Lifezone’s business.

The Lifezone Board and its committees hold scheduled meetings throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. The Board has delegated various responsibilities and authority to its committees, as generally described below. The committees will regularly report on their activities and actions to the full Board.
Each committee has a written charter approved by Lifezone's Board. Copies of each charter are posted on the website of Lifezone Metals at www.lifezonemetals.com The inclusion of the website address in this Annual Report does not include or incorporate by reference the information on Lifezone's website into this Annual Report, and you should not consider information contained on the website to be part of this Annual Report. Members will serve on these committees until their resignation or until otherwise determined by the Board of Lifezone Metals.
Audit Committee: Chair, Jennifer Houghton
The members of Lifezone's Audit Committee are Jennifer Houghton, Robert Edwards, and Mwanaidi Maajar, each of whom is financially literate.
The Charter for the Audit Committee is available on the website of Lifezone Metals https://ir.lifezonemetals.com/governance/governance-documents/default.aspx.
Ms. Houghton qualifies as an Audit Committee financial expert within the meaning of SEC regulations and meets the accounting or related financial management expertise requirements of the NYSE. Each of Mr. Edwards, Ms. Houghton and Ms. Maajar are independent under the rules and regulations of the SEC and the listing rules of the NYSE applicable to Audit Committee members.
Lifezone's Audit Committee assists the Lifezone board with its oversight of, among other things, the following: the financial statements of Lifezone, including such financial statements’ integrity; Lifezone's compliance with legal and regulatory requirements; the qualifications, independence, appointment and performance of Lifezone's independent registered public accounting firm; and the design and implementation of Lifezone's internal audit function, internal control over financial reporting and corporate risk management, including oversight of cyber security threats. The Audit Committee also discusses with Lifezone's management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of Lifezone's financial statements, and the results of the yearly audits and quarterly reviews of Lifezone financial statements and, as appropriate, initiates inquiries into certain aspects of Lifezone's financial affairs.
Lifezone's Audit Committee is responsible for establishing, maintaining and overseeing the processes and procedures for the receipt, retention and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by Lifezone's employees of concerns regarding questionable accounting or auditing matters. In addition, Lifezone's Audit Committee has direct responsibility for the appointment, compensation, retention and oversight of the work of Lifezone's independent registered public accounting firm. Lifezone's Audit Committee has sole authority to approve the hiring and discharging of Lifezone's independent registered public accounting firm, all audit engagement terms and fees and all permissible non-audit engagements with the independent auditor. Lifezone's Audit Committee reviews and oversees all related party transactions in accordance with Lifezone's policies and procedures.
Compensation Committee: Chair, John Dowd
The members of Lifezone's Compensation Committee are John Dowd, Robert Edwards and Keith Liddell.
The Charter for the Compensation Committee is available on the website of Lifezone Metals https://ir.lifezonemetals.com/governance/governance-documents/default.aspx.
Lifezone's Compensation Committee assists the Lifezone Board in discharging certain of Lifezone's responsibilities with respect to compensating its directors and executive officers, and the administration and review of its incentive and equity-based compensation plans, including its equity incentive plans, and certain other matters related to Lifezone's compensation programs.

Nominating and Corporate Governance Committee: Chair, Jennifer Houghton
The members of Lifezone's Nominating and Corporate Governance Committee are Jennifer Houghton, Beatriz Orrantia, and Govind Friedland.
Lifezone's Nominating and Corporate Governance Committee assists Lifezone's Board with its oversight of, among other things, the size, composition, and structure of the Lifezone Board, identification, recommendation, recruitment, and retention of high-quality board members, and annual self-evaluation of the board and management. Additionally, the Nominating and Corporate Governance Committee develops and makes recommendations to Lifezone’s Board regarding corporate governance guidelines.
Investment Committee: Chair, Keith Liddell
The members of Lifezone's Investment Committee are Keith Liddell, John Dowd, and Robert Edwards.
Lifezone's Investment Committee assists the Lifezone Board in oversight of the long-term stewardship of Lifezone's investments and assets. This includes implementing, reviewing, and maintaining the investment strategy and providing oversight related to business development and funding initiatives to ensure sustainable returns and funding of Lifezone's annual expenditures. The Committee also focuses on achieving investment objectives within an acceptable level of risk. Additionally, the Investment Committee collaborates with and advises other board committees on areas that overlap with Lifezone’s goals, initiatives, programs, and strategies overseen by the Investment Committee.
Sustainability Committee: Chair, Beatriz Orrantia
The members of Lifezone's Sustainability Committee are Beatriz Orrantia, Govind Friedland, and Mwanaidi Maajar.
Lifezone's Sustainability Committee assists the Lifezone Board in oversight of the development and implementation of the corporate sustainability strategy and policies, goals, initiatives, and programs related to environmental, social, health, safety, and sustainability matters. This includes managing and mitigating related risks, opportunities, commitments, and compliance in environmental and social areas. The Sustainability Committee also focuses on community relationships and impacts, public policy and advocacy strategies, and enhancing Lifezone ‘s reputation in corporate social responsibility. Additionally, it considers the potential environmental benefits and impacts of projects or initiatives.
The Sustainability Committee works with and, if necessary, advises the other committees on those specific areas that primarily come within the other committees' mandate but are also part of Lifezone’s policies, goals, initiatives, programs, risks, opportunities, and strategies.
Disclosure Committee: Chair, Chris Showalter
The members of Lifezone's Disclosure Committee are Chris Showalter, Ingo Hofmaier and Spencer Davis.
Lifezone's Disclosure Committee assists Lifezone’s Board in discharging certain responsibilities with respect to disclosures made to shareholders, the general public, and/or the investment community, including the accuracy, completeness, and timeliness of disclosure statements and meeting applicable legal, regulatory, and NYSE listing standards.
Conflicts of Interest
Under Isle of Man law, the directors owe fiduciary duties at both common law and under statute, including a duty to act honestly, and in good faith with a view to the best interests of Lifezone. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to Lifezone acting in a manner that contravenes the A&R Articles of Association of Lifezone Metals of the IOM Companies Act.
In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to Lifezone and the general knowledge skill and experience which that director has.
Isle of Man law does not regulate transactions between a company and its significant members; however, it does provide that such transactions must be entered into in good faith in the best interests of Lifezone and not with the effect of constituting a fraud on the minority members.
Directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. This duty is subject to the IOM Companies Act and the A&R Articles of Association of Lifezone Metals which provide, in summary, that subject to a director having duly declared his or her interests to the board that director may be party to a transaction with Lifezone and may vote and count in quorum at a board meeting in respect of a matter in which such director is interested.
Accordingly, as a result of multiple business affiliations, the directors of Lifezone Metals may have similar legal obligations relating to presenting business opportunities to multiple entities. In addition, conflicts of interest may arise when the Board of Lifezone Metals evaluates a particular business opportunity.
Lifezone cannot assure you that any of the above-mentioned conflicts will be resolved in its favor. Furthermore, each of the directors of Lifezone Metals may have pre-existing fiduciary obligations to other businesses of which they are officers or directors.
Limitation on Liability and Indemnification of Officers and Directors
The IOM Companies Act provides that, subject to contrary provision in its articles, a company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who: (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of Lifezone; or (b) is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise. The IOM Companies Act provides that this does not apply to a person referred to above unless such person acted honestly and in good faith and in what such person believed to be in the best interests of the company and, in the case of criminal proceedings, had no reasonable cause to believe that the conduct of such person was unlawful.
ITEM 6 D: EMPLOYEES
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
As of December 31, 2024, we had a workforce of 153, consisting of 142 employees and 11 contractors. As of December 31, 2023, we had a workforce of 189, consisting of 177 employees and 12 contractors. In addition, as of December 31, 2024, we had a temporary contractor workforce in Tanzania of 132 (2023: 426).
As the development of the Kabanga Nickel Project progresses, we expect to increase the number of employees and currently expect to have approximately over 1,000 workers once the Kabanga Nickel Project is operating at full scale and based on any additional projects which we may acquire in the future.
We have not experienced any work stoppages, and we consider our relationship with our employees to be good. We also retain qualified technical contractors and utilize the services of qualified consultants with geological and mining expertise as deemed necessary. None of our employees, to our knowledge, is represented by a labor union or covered by collective bargaining agreements.

The table below sets out our permanent employees and permanent contractors by function, as of the dates indicated:

	As of December 31
	2024		2023		2022
Function	Number of workers	% of total	Number of workers	% of total	Number of workers	% of total
Management	7	4.6	5	2.6	7	7.5
Environment	9	5.9	13	6.9	2	2.2
Community Relations	14	9.2	21	11.1	16	17.2
General & Administration	35	22.9	46	24.3	32	34.4
Technical – Exploration/Geology	4	2.6	17	9.0	10	10.8
Finance, Tax and Accounting	21	13.7	20	10.6	11	11.8
Technical – Engineering	15	9.8	22	11.6	7	7.5
Technical – Refining	5	3.3	5	2.6	1	1.1
Technical – Mining	1	0.7	1	0.5	1	1.1
Communication	4	2.6	3	1.6	4	4.3
OHS	13	8.5	14	7.4	2	2.2
Laboratory	25	16.3	22	11.6	0	0.0
Total	153		189		93
The table below sets out our permanent employees and permanent contractors by location, as of the dates indicated:

	As of December 31
	2024		2023		2022
Geographical Location	Number of workers	% of total	Number of workers	% of total	Number of workers	% of total
United Kingdom	14	9.2	17	9.0	7	7.5
Australia	40	26.1	37	19.6	5	5.4
Tanzania	91	59.5	125	66.1	78	83.9
Other	8	5.2	10	5.3	3	3.2
Total	153		189		93

ITEM 6 E: SHARE OWNERSHIP
Refer to Item 7.A and Item 6.B (Equity Comp)
ITEM 6 F: DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.
Not Applicable
ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7 A: MAJOR SHAREHOLDERS
PRINCIPAL SHAREHOLDERS
The following table and accompanying footnotes set forth information regarding the beneficial ownership of the Ordinary Shares of Lifezone Metals as of February 28, 2025:
•each person known by Lifezone to be the beneficial owner of more than 5% of its outstanding ordinary shares;
•each of Lifezone's current executive officers and directors; and
•all of Lifezone's executive officers and directors as a group.
The beneficial ownership of Lifezone Ordinary Shares is based on 80,844,572 shares issued as of February 28, 2025. The total shares issued includes 79,119,572 ordinary shares issued and outstanding and 1,725,000 shares issued but in escrow and relate to the Sponsor earnouts, which are subject to the occurrence of the two trigger events as described in Note 25 of the audited consolidated financial statements.
Except as otherwise indicated, the address for each shareholder listed below is 2nd Floor, St George’s Court, Upper Church Street, Douglas, Isle of Man, IM1 1EE.
Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of February 28, 2025, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person.

Beneficial Owner	Lifezone Metals Ordinary Shares	% of Lifezone Metals Ordinary Shares
Keith Liddell(1)	23,451,437	29.6%
Peter Smedvig	9,571,923	12.1%
Varna Holdings Ltd	5,193,889	6.6%
Kamberg INV Ltd	3,656,180	4.6%
Directors and Executive Officers of Lifezone Metals:
Chris Showalter	3,182,868	4.0%
Ingo Hofmaier	26,500	*
Gerick Mouton	100,000	*
Dr. Mike Adams(2)	342,960	*
Spencer Davis	—	—
Anthony von Christierson	549,128	*
Govind Friedland	543,657	*
John Dowd	1,269,512	1.6%
Robert Edwards	—	—
Jennifer Houghton	—	—
Mwanaidi Maajar	—	—
Beatriz Orrantia	—	—
Evan Young	5,405	*
All Directors and Executive Officers of Lifezone as a Group (14 Individuals)	29,471,467	37.2%
______________________________________________________________________
*Less than one percent.

(1)Consists of 5,172,747 shares beneficially owned solely by Keith Liddell, 18,045,777 shares beneficially owned jointly between Keith Liddell and Shelagh Jane Liddell and 232,913 shares beneficially owned solely by Shelagh Jane Liddell. By virtue of his relationship with Shelagh Jane Liddell, Keith Liddell may be deemed to have beneficial ownership of the shares owned solely by Shelagh Jane Liddell. Keith Liddell disclaims any beneficial ownership of the shares owned solely by Shelagh Jane Liddell other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
(2)Consists of (i) 3,833,882 Lifezone Ordinary Shares and (ii) 1,533,553 Earnout share rights. Lifezone Metals has been informed that (a) Hermetica Limited is wholly owned by The Hermetica Trust, (b) the trustee of The Hermetica Trust is Clairmont Trust Company Limited, (c) the board of directors of Clairmont Trust Company Limited makes voting and investment decisions on a joint decision making basis, and no single individual has sole decision making power, (d) Dr. Mike Adams is not a director of Clairmont Trust Company Limited, and (e) that the beneficiaries of The Hermetica Trust comprise the children of Dr. Mike Adams.

ITEM 7 B: RELATED PARTY TRANSACTIONS
Related Party Transactions
Certain Relationships and Related Person Transactions
See Note 23 of our audited consolidated financial statements for the year ended December 31, 2024, for details on related parties and transactions with related parties.
Related Party Loans
Loan agreements each in the principal amount of $75,000 (the “Shareholder Loan Agreements”) were entered into between LZL (as lender) and Chris Showalter (as borrower) dated May 6, 2019, and June 2, 2019, and between LZL (as lender) and each of Anthony von Christierson and Michael Adams (each, as a borrower) dated May 6, 2019, in each case to enable the borrower to fund an acquisition of shares of KNL pursuant to a fundraising. Each Shareholder Loan Agreement is secured by the shares of KNL owned by each borrower. The loans under the Shareholder Loan Agreements do not bear interest. On November 12, 2020, LZL, KNL, Chris Showalter, Anthony von Christierson and Michael Adams entered into a Deed of Novation pursuant to which KNL assumed the rights and responsibilities of LZL under each Shareholder Loan Agreement.
Prior to the consummation of the Business Combination, the full principal amount of each loan under the Shareholder Loan Agreements was repaid.
Lisa Smith, an employee and shareholder, who is not a director or officer and is not considered holding significant influence over Lifezone, has a loan of $75,000 with LZL as at December 31, 2024. This loan was fully repaid on January 13, 2025.
Management
Executive Officers and Directors
Please refer to Item 6A for details of our Executive Officers and Directors.
Licensing Arrangements
Kelltech License Agreement
See “Lifezone's Business — Material Contracts — Licensing Arrangements — Kelltech License Agreement.”
Lifezone-KNL Development, Licensing and Services Agreement
See “Lifezone's Business — Material Contracts — Licensing Arrangements — Lifezone-KNL Development, Licensing and Services Agreement.”

Services Agreements
Lifezone-KTSA Technical Services Agreement
See “Lifezone's Business — Material Contracts — Services Agreements — Lifezone-KTSA Technical Services Agreement.”
Lifezone-Kellplant Technical Services Agreement
See “Lifezone's Business — Material Contracts — Services Agreements — Lifezone-Kellplant Technical Services Agreement.”
Shareholders’ Agreement
In connection with the Lifezone Holdings Transaction, on June 24, 2022, certain Lifezone Holdings Shareholders and Lifezone Holdings entered into the Lifezone Holdings Shareholders Agreement, pursuant to which such shareholders agreed to exercise their rights in relation to Lifezone Holdings, including certain board appointment and corporate governance rights, in accordance with the terms and conditions thereof.
In particular, the Lifezone Holdings Shareholders Agreement includes an agreement among the Lifezone Holdings Shareholders party thereto to exercise all voting rights attached to their ordinary shares of Lifezone Holdings in favor of each of the following: (a) the board of directors of Lifezone Holdings will consist of at least two directors and no more than seven directors, (b) Keith Liddell and Shelagh Jane Liddell, for so long as between them they hold at least 15% of the ordinary shares of Lifezone Holdings, are entitled to nominate for appointment one director, (c) Varna Holdings Limited and Peter T. Smedvig, for so long as between them they hold at least 15% of the ordinary shares of Lifezone Holdings, are entitled to nominate for appointment one director and (d) the remaining directors will be appointed by, and any director may be removed by, a resolution approved by the holders of at least 75% of the ordinary shares of Lifezone Holdings.
The Lifezone Holdings Shareholders’ Agreement terminated at the consummation of the Business Combination.
Transactions with Significant Shareholders and their Extended Families
See Note 23 of our audited consolidated financial statements for the year ended December 31, 2024, for details on transactions with significant shareholders and their extended families.
ITEM 7 C: INTERESTS OF EXPERTS AND COUNSEL
Not Applicable
ITEM 8. FINANCIAL INFORMATION
ITEM 8 A: CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Refer to Item 18 for consolidated financial statements.
ITEM 8 A: 5
Not Applicable
ITEM 8 A: 6
Not Applicable

ITEM 8 A:.7
Legal Proceedings
From time-to-time, we may become involved in actions, claims, suits, TRA and other legal proceedings arising in the ordinary course of business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters.
We are not currently a party to any actions, claims, suits or other legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition and results of operations.
KNCL is in dispute with the TRA on a claim in relation to withholding tax of TZS 8,426,336,706 and interest for late payment of TZS 12,357,974,405. As at December 31, 2024, KNCL is still in negotiations with the TRA in respect of an out-of-court settlement for all matters under dispute. During the year ended December 31, 2024, Lifezone has made a provision for the withholding tax of $3,434,062 (equivalent to TZS 8,426,336,706). See Note 20 to the audited consolidated financial statements for further information.
In February 2024 Lifezone Metals received a complaint from Alta Partners, LLC (“Alta”). The claim relates to the Business Combination. Alta owned Public Warrants which were issued pursuant to the Lifezone Metals warrant agreement dated October 20, 2021.
Alta served a notice on Lifezone to exercise these warrants in September 2023, prior to the effectiveness of Lifezone’s Form F-1. Alta alleged that it was entitled to, among other things, purchase one share of Lifezone Metals at a price of $11.50 per share. Lifezone Metals refused to honor the notice of exercise received from Alta in September 2023, responding that that the Warrants cannot be exercised on a cash basis, and only once Lifezone’s Form F-1 was declared effective by the SEC. The complaint concluded in July 2024.
Lifezone is not engaged in any capacity in any other material litigation, arbitration, prosecution or other legal proceedings (which means with a value of in excess of $100,000) or in any material proceedings or hearings before any statutory or governmental body, department, board or agency or other dispute resolution proceedings ("Legal Proceedings"), nor has Lifezone been involved in any such Legal Proceedings during the 12 months prior to December 31, 2024, and the date of this Annual Report.
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
ITEM 8:A.8
Dividend Policy
We have never declared or paid any cash dividend on our Lifezone Ordinary Shares. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any further determination to pay dividends on our Lifezone Ordinary Shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.
ITEM 8 B: SIGNIFICANT CHANGES
No significant change has occurred since the date of the annual financial statements.

ITEM 9. THE OFFER AND LISTING
ITEM 9: A: OFFER AND LISTING DETAILS
Not Applicable except for Item 9.A.4
ITEM 9: A: 4: MARKETS
Lifezone Ordinary Shares and Warrants commenced trading on the NYSE on July 6, 2023. Prior to that date, there was no public trading market for Lifezone Ordinary Shares or Warrants.
ITEM 9: B: PLAN OF DISTRIBUTION
Not Applicable
ITEM 9: C: MARKETS
Lifezone Ordinary Shares and Warrants are listed on the NYSE under the ticker symbols “LZM” and “LZMW,” respectively.
ITEM 9: D, E, F:
Not Applicable
ITEM 10: ADDITIONAL INFORMATION
ITEM 10: A: SHARE CAPITAL
Not Applicable
ITEM 10: B: MEMORANDUM AND ARTICLES OF ASSOCIATION
Lifezone Metals is an Isle of Man company limited by shares and its affairs are governed by its A&R Articles of Association adopted on June 30, 2023, and the IOM Companies Act (each as amended or modified from time to time).
Amended and Restated Memorandum and Articles of Association of Lifezone Metals Limited (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-272865) filed with the SEC on July 10, 2023).
As provided in the A&R Articles of Association, subject to the IOM Companies Act, Lifezone Metals has unlimited capacity to carry on or undertake any business or activity, do any act or enter into any transaction.
The registered office of Lifezone Metals is 2nd Floor, St George’s Court, Upper Church Street, Douglas, IM1 1EE, Isle of Man.
All Lifezone Ordinary Shares are subject to, and have been or will be created under, the laws of the Isle of Man. The following summary of the material terms of the Lifezone Ordinary Shares is qualified in its entirety by reference to the complete text of the A&R Articles of Association. You are urged to read the A&R Articles of Association in its entirety for a complete description of the rights and preferences of shareholders of Lifezone Metals.
A Director who has disclosed his or her interests pursuant to the A&R Articles of Association in respect of a proposal, arrangement or contract in which the director is materially interested, shall be counted in the quorum, and may vote, in relation to any resolution of the Board or a Committee of the Board concerning such proposal, arrangement or contract.
A Director shall not vote on his or her own compensation.
There are no age restrictions for directors in the articles.

The Board may exercise all the powers of Lifezone Metals to borrow money and to mortgage or charge all or part of the undertaking, property and assets (present or future) and uncalled capital of Lifezone Metals and, subject to the IOM Companies Act, to create and issue debentures and other securities, whether outright or as collateral security for a debt, liability or obligation of Lifezone Metals or of a third party.
Authorized Shares
The A&R Articles of Association authorize the issuance of an unlimited number of Lifezone Ordinary Shares unless otherwise directed by the board. All of the outstanding Ordinary Shares in Lifezone Metals are fully paid and non-assessable.
Our Lifezone Ordinary Shares are listed on the NYSE under the symbol “LZM.”
Initial settlement of the Lifezone Ordinary Shares occurred on July 5, 2023 through the DTC in accordance with its customary settlement procedures for equity securities. Each person owning Lifezone Ordinary Shares held through the Depository Trust Company (“DTC”) must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Lifezone Ordinary Shares.
The following are summaries of material provisions of the A&R Articles of Association insofar as they relate to the material terms of the Lifezone Ordinary Shares.
Lifezone Ordinary Shares
The A&R Articles of Association provide for a single class of Ordinary Shares.
Each Ordinary Share entitles its holder to an equal share in any distribution made by Lifezone Metals and each Ordinary Share carries a single vote at a meeting of shareholders.
Voting Rights
Except as otherwise specified in the A&R Articles of Association or as required by law or NYSE rules, holders of Lifezone Ordinary Shares registered in the register of members of Lifezone Metals will vote as a single class. Holders of Lifezone Ordinary Shares shall at all times vote together on all resolutions submitted to a vote of the members. Voting at any meeting of members is by show of hands unless a poll is demanded. A poll may be demanded by the chair of such meeting, at least five members present in person or by proxy, or by a member or members present in person or by proxy representing not less than one-tenth of the voting rights of all the members.
The holders of Lifezone Ordinary Shares are entitled to one vote per share on all matters to be voted on by shareholders. The A&R Articles of Association do not provide for cumulative voting with respect to the election of directors. The Lifezone Metals Board is divided into three classes, each consisting initially of an equal number of directors (to the extent feasible).
The rights attached to the Ordinary Shares (being the only class of shares in issue) are set out in the A&R Articles of Association. The A&R Articles of Association may be amended by a “Special Resolution” which is defined in the A&R Articles of Association as “a resolution of the Company in general meeting passed by a majority of three-fourths or more of the votes cast at that meeting”.
There are no provisions in the articles discriminating against shareholders owning a substantial number of shares.
Transfer
All Lifezone Ordinary Shares are issued in registered form and may be freely transferred under the A&R Articles of Association, unless any such transfer is restricted or prohibited by another instrument, the NYSE rules or applicable securities laws.
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
Any Lifezone Ordinary Shares and Lifezone Metals warrants received in the Business Combination by persons who are or become affiliates of Lifezone Metals for purposes of Rule 144 under the Securities Act may be resold only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act. Persons who may be deemed affiliates of Lifezone Metals generally include individuals or entities that control, are controlled by or are under common control with, Lifezone Metals and may include the directors and executive officers of Lifezone Metals, as well as its significant shareholders.
Purchase of Lifezone Ordinary Shares by Lifezone Metals
The IOM Companies Act and the A&R Articles of Association permit Lifezone Metals to purchase its own shares with the prior written consent of the relevant members, or pursuant to an offer to all members, on such terms and in such manner as may be determined by its board of directors and by a resolution of directors in accordance with the prescribed requirements of the IOM Companies Act.
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
Other Rights
Under the A&R Articles of Association, the holders of Lifezone Ordinary Shares are not entitled to any preemptive rights or anti-dilution rights. Lifezone Ordinary Shares are not subject to any sinking fund provisions.
Under the A&R Articles of Association, there is no liability to further capital calls. The A&R Articles of Association provide that all shares be paid in full prior to or at the time of issue.
Issuance of Additional Shares
The A&R Articles of Association authorize the board of directors of Lifezone Metals to issue additional Lifezone Ordinary Shares from time to time as the board of directors shall determine, subject to the IOM Companies Act and the provisions, if any, in the A&R Articles of Association and, where applicable, the rules and regulations of any applicable exchange, the SEC and/or any other competent regulatory authority and without prejudice to any rights attached to any existing shares.
However, under Isle of Man law, Lifezone Metals directors may only exercise the rights and powers granted to them under the A&R Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of Lifezone Metals.
Meetings of Shareholders
Under the A&R Articles of Association, Lifezone Metals is required to hold an annual general meeting each year. The Lifezone Metals board may call an annual general meeting on not less than 21 clear days’ notice or an EGM upon not less than 14 clear days’ notice unless such notice is waived in accordance with the A&R Articles of Association. A meeting notice must specify, among other things, the place, day and time of the meeting and the general nature of the business to be conducted at such a meeting.
At any meeting of Lifezone Metals shareholders, one or more shareholders entitled to attend and to vote on the business to be transacted and holding more than 50% of the Lifezone Ordinary Shares shall be a quorum. Subject to the requirements of the IOM Companies Act and Isle of Man law, only those matters set forth in the notice of the general meeting or (solely in the case of a meeting convened upon a Members’ Requisition (as defined below)) properly requested in connection with a Members’ Requisition may be considered or acted upon at a meeting of Lifezone Metals shareholders.
Each general meeting, other than an annual general meeting, shall be an EGM. Under the IOM Companies Act shareholders have the right to require the directors to call an EGM of shareholders.
To properly call an EGM pursuant to a Lifezone Metals Members Requisition, (a) the request of shareholders representing not less than 10% of the voting power represented by all issued and outstanding shares of Lifezone Metals in respect of the matter for which such meeting is requested must be deposited at the registered office of Lifezone Metals and (b) the requisitioning shareholders must comply with certain information requirements specified in the A&R Articles of Association.
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
Anti-Takeover Provisions
Some provisions of the A&R Articles of Association may discourage, delay or prevent a change of control of Lifezone Metals or management that members may consider favorable, including, among other things:
•a classified board of directors with staggered, three-year terms;
•the ability of the board of directors to issue preferred shares and to determine the price and other terms of those shares, including preferences and voting rights, potentially without shareholder approval;
•the limitation of liability of, and the indemnification of and advancement of expenses to, members of the board of directors;
•advance notice procedures with which members must comply to nominate candidates to the board of directors or to propose matters to be acted upon at an annual general meeting or EGM, which could preclude members from bringing matters before an annual general meeting or EGM and delay changes in the board of directors;
•that members may not act by written consent in lieu of a meeting;
•the right of the board of directors to fill vacancies created by the expansion of the board of directors or the resignation, death or removal of a director; and

•that the A&R Articles of Association may be amended only by the affirmative vote of the holders of at least three-fourths of the votes cast at a general meeting.
However, under Isle of Man law, the directors of Lifezone Metals may only exercise the rights and powers granted to them under the IOM Companies Act for proper purposes and for what they believe in good faith to be in the best interests of Lifezone Metals.
ITEM 10 C: MATERIAL CONTRACTS
The following section contains a summary of certain key terms of each of our material agreements. This section is intended to be a summary only and does not purport to be a complete or exhaustive description of the topics summarized. Reference should be made to the full text of these agreements, which are included as exhibits to this Annual Report.
Arrangements with BHP
Lifezone Subscription Agreement
LZL entered into the Lifezone Subscription Agreement, pursuant to which BHP subscribed for ordinary shares of LZL for an aggregate amount of $10 million.
T1A — T1A Loan Agreement
KNL entered into the T1A Loan Agreement, pursuant to which KNL received investment of $40 million from BHP by way of a convertible loan. Following receipt of approval from the FCC and the fulfillment of the other conditions, such convertible loan was converted into an 8.9% equity interest in KNL on July 1, 2022.
T1B — T1B Subscription Agreement
KNL entered into the T1B Subscription Agreement pursuant to which KNL received investment of $50 million from BHP by way of an equity subscription forming the T1B Investment. Following the satisfaction of the conditions set forth in the T1B Subscription Agreement, on February 15, 2023, BHP subscribed for an 8.9% equity interest in KNL, giving BHP a total equity interest in KNL of 17.0% in aggregate.
The T1B Investment proceeds were used for the funding requirements of the Kabanga Nickel Project in accordance with a budget agreed between KNL and BHP. KNL gave customary warranties for the benefit of BHP at signing of the T1B Subscription Agreement and immediately prior to closing of the T1B Investment.
T2 Option — T2 Option Agreement
KNL and LZL entered into the T2 Option Agreement with BHP dated October 14, 2022, as amended on February 8, 2023, pursuant to which KNL will (at BHP’s option) receive an investment from BHP by way of an equity subscription forming the T2 Option Investment. The Option grants BHP the right, subject to certain conditions (summarized below), to subscribe for the required number of KNL shares that, in aggregate with its existing KNL shareholding, would result in BHP indirectly owning 51% of the total voting and economic equity rights in TNCL on a fully diluted basis as at the closing of the T2 Option Investment (the “Option Shares”) at a price to be determined through an independent expert valuation in accordance with certain pre-agreed principles. If exercised as at the date of this Annual Report, the Option would result in BHP owning 60.71% of the total voting and economic equity rights in KNL on a fully diluted basis.
BHP may (at its sole option) deliver a maximum of one valuation notice to KNL and LZL requiring the commencement of a valuation process in respect of KNL (the “Option Valuation”) during the period which shall:
•commence on the latest of the date on which: (i) the Definitive Feasibility Study is received by BHP from KNL or deemed to be final between BHP and KNL (the “Definitive Feasibility Study Agreement Date”); (ii) the Joint Financial Model in respect of the Kabanga Nickel Project is agreed between BHP and KNL (including the relevant discount rate), or such earlier date as the parties may agree in writing, and (iii) the articles of association of the TNCL Subsidiaries are amended to remove the implied interest of the Government of Tanzania; and

•end on the date falling 30 calendar days after the later of: (i) the Definitive Feasibility Study Agreement Date; and (ii) the date on which the Joint Financial Model is agreed between BHP, KNL and the Government of Tanzania.
BHP has until 90 calendar days from the date on which the valuation price and diluted share count in respect of the Option Valuation are finalized to deliver an option notice. If no option notice in respect of the Option Valuation is delivered by BHP during such period, the Option will lapse and become incapable of being exercised.
The Option Valuation will be conducted by multiple experts from an agreed list. Each expert will conduct a valuation and determine the Net Asset Value of KNL (“NAV Amount”) within 20 business days of appointment in accordance with certain prescribed valuation principles. The mean average of the experts’ aggregate valuations will be discounted by a pre-determined amount and divided by the number of Option Shares outstanding at the time of valuation to determine the price per share at which BHP will subscribe for its new issuance of Option Shares.
The NAV Amount will be calculated at the relevant time based on KNL’s enterprise value less forecast indebtedness owed by any member of the KNL Group (as defined herein) plus cash or cash equivalents.
Within 90 calendar days following the finalization of the Option Valuation, BHP may (at its sole discretion) exercise the Option via irrevocable written notice to KNL (the “Option Notice”). Closing of the T2 Option Investment shall occur on the first business day of the calendar month, following the calendar month in which the later of the following occurs (provided that, if the Option Notice is delivered within five (5) business days of a calendar month end, then such date shall be extended to the first business day of the second calendar month following the calendar month in which the Option Notice is delivered): (i) satisfaction or waiver of all applicable conditions (summarized below); and (ii) delivery of the Option Notice by BHP to KNL.
Following delivery of the Option Notice, if any of the following conditions have not been satisfied (or, if applicable, waived) within nine (9) months, the Option Notice will lapse and be irrevocably withdrawn:
•the receipt of approval from the FCC in respect of the T2 Option Investment;
•the receipt of approval by the Tanzanian Mining Commission to TNCL in respect of the change in control of TNCL resulting from BHP being issued the Option Shares;
•the receipt of relief from the Government of Tanzania in respect of Section 56 of the United Republic of Tanzania’s Income Tax Act, Cap 332 (as amended from time-to-time) pursuant to which: (i) a legally binding exemption notice is published in the Government of Tanzania Gazette (or a change in law is effected) by the Government of Tanzania; (ii) the relevant tax authorities issue appropriate clarification in order to either remove any tax liability of KNL and its subsidiaries and subsidiary undertakings from time to time (the “KNL Group”) that may arise under, or confirm the non-application of, the relevant section in relation to any direct or indirect investments in, and deemed disposals of, part or all of the Kabanga Nickel Project taking place prior to the time that it commences production; or (iii) such other form of waiver, decree, judgment, order or agreement is made in a form agreed by each of BHP and KNL; and/or
•the receipt of any other bona fide consent or clearance from any governmental authority by BHP or KNL deemed necessary by those parties (acting reasonably and in good faith) in order to complete the T2 Option Investment.
BHP and KNL intend to seek satisfaction of the relevant conditions above in advance of the completion of the Definitive Feasibility Study. BHP may elect to lapse the Option Notice if, at any time prior to closing of the T2 Option Investment, any of the following occurs:
•any of the above conditions have not been satisfied (or, if applicable, waived) by the date falling nine months after the date of the Option Notice;
•KNL and/or LZL is in breach of any warranty given to BHP;
•KNL and/or LZL has committed a material breach of its respective conduct of business obligations;

•KNL and/or LZL has committed a breach of any anti-corruption laws, sanctions laws and/or any applicable anti-money laundering laws or counter-terrorism financing laws;
•the SML is terminated, cancelled, suspended, surrendered, varied in any material adverse way for the KNL group companies, or otherwise ceases to subsist, or any governmental authority gives a written communication or makes a public statement which could reasonably be expected to result in any of the above in respect of the SML or the Framework Agreement, or there is a material breach of the SML by the holder thereof or of the Framework Agreement by KNL; and an event occurs that results, or would be reasonably likely to result, in a material adverse effect on the value of the Kabanga Nickel Project or the Option Shares.
Prior to closing of the T2 Option Investment, the KNL Group will be subject to certain customary restrictive covenants preventing KNL from carrying out certain actions without the prior consent of BHP (such consent not to be unreasonably withheld or delayed) and give certain undertakings to BHP including to carry on the business of the KNL Group as a going concern in the ordinary course consistent with past practice and existing policies.
None of the restrictive covenants or undertakings will restrict the KNL Group from, among other things:
•taking reasonable action in an emergency or disaster with the intention of minimizing any adverse effects;
•ensuring compliance with applicable law and regulation or the rules of any relevant stock exchange; or
•complying with the agreements entered into and/or agreed with BHP.
KNL and LZL will be subject to certain restrictions in relation to marketing and offtake in respect of the Kabanga Nickel Project prior to the exercise of the Option, including:
•a restriction on entering into off-take agreements with third parties in relation to more than 40% of, in aggregate, the total contained nickel, cobalt and copper production from the Kabanga Nickel Project;
•the satisfaction of certain minimum requirements regarding the terms and conditions (including the identity of the third party off-taker) of any such off-take agreement unless BHP has consented otherwise (such consent not to be unreasonably withheld or delayed); and
•the third party off-taker must also make an investment in LZL or any affiliate of LZL at the same time as entering into an off-take agreement.
Prior to closing of the T2 Option Investment, LZL, KNL and BHP have agreed to consult with each other prior to communicating with the Government of Tanzania in relation to the Kabanga Nickel Project, the T1B Subscription Agreement and the T2 Option Agreement.
T2 Option — Shareholders’ Agreement
KNL and LZL would enter into the T2 Option Shareholders’ Agreement in respect of KNL and its direct and indirect subsidiaries from time to time (together with KNL, the “KNL Subsidiary Group”).
Subject to certain reserved matters (summarized below), the KNL board will have responsibility for the day-to-day supervision and management of KNL and its business. The board at closing of the T2 Option Investment will comprise five directors, made up of:
•three directors appointed by the largest KNL shareholder from time-to-time (which will be BHP as at closing of the T2 Option Investment); and
•two directors appointed by the second largest KNL shareholder from time-to-time (for so long as that KNL shareholder holds at least 15% or more of the voting rights of all KNL shares then in issue) (which will be LZL as at closing of the T2 Option Investment), and, in circumstances where it holds more than 10% of the voting rights of all KNL shares then in issue but less than 15%, it shall be entitled to appoint only one director.

Any additional directors up to the maximum limit of five directors may be appointed by KNL shareholders holding 80% or more of the voting rights of all KNL shares then in issue.
The KNL board may not, and will ensure that each member of the KNL Subsidiary Group does not, make any decision in relation to:
•certain customary shareholder reserved matters without first obtaining approval from one or more KNL shareholders holding more than 80% of the voting rights of all KNL shares then in issue, including over:
◦material changes to or cessation of the business;
◦altering the constitution;
◦reduction, repayment, redemption or repurchase of the share capital of any member of the KNL Subsidiary Group;
◦reconstruction, consolidation, amalgamation or merger of any member of the KNL Subsidiary Group with any other person;
◦entry by any member of the KNL Subsidiary Group into any joint venture, partnership, profit sharing agreement or collaboration with expenditure above a de minimis threshold;
◦any termination, cancellation, suspension or surrender of SML by any member of the KNL Subsidiary Group;
◦winding up or merging of any of the companies forming part of the KNL Subsidiary Group; and
◦any public offering or listing by KNL; and
•certain customary board reserved matters without obtaining approval from a simple majority of the KNL board and, for so long as the second largest KNL shareholder holds 20% or more of the voting rights of all KNL shares then in issue, the approval of any nominee director appointed to the KNL board by the second largest KNL shareholder, including over:
◦approval of the annual budget and business plan;
◦acquisitions and disposals over certain de minimis thresholds;
◦entry or amendment of certain material contracts;
◦the making of any loan other than intra group in the ordinary course and on arm’s length terms;
◦the incurrence of any borrowing above a de minimis threshold;
◦changes to the dividend policy;
◦the establishment or amendment of any profit sharing, share option, bonus or other incentive scheme of any nature for directors or employees of the KNL Subsidiary Group;
◦removal of directors; and
◦approval of certain related party transactions.
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
The T2 Option Shareholders’ Agreement contains customary pre-emption rights provisions applying to new issues and transfer of KNL shares. Such pre-emption provisions in respect of new issues of KNL shares may be disapplied by KNL shareholders holding more than 90% of the voting rights of all the KNL shares then in issue. The T2 Option Shareholders’ Agreement contains customary tag-along and drag-along conditions.
Arrangement with the Government of Tanzania
Framework Agreement
The Government of Tanzania and KNL entered into the Framework Agreement to jointly develop, process and refine the concentrate from the Kabanga Nickel Project. To achieve this objective, the Government of Tanzania and KNL have set up a Tanzanian company, TNCL, which owns two Tanzanian subsidiary companies, TNMCL and TNRCL, to carry out mining operations and mineral refining, respectively. The key principles of the Framework Agreement are intended to underline and guide the development of the Kabanga Nickel Project for the mutual benefit of the Government of Tanzania and KNL. The key principles are as follows:
•the application of the Economic Benefits Sharing Principle (as set out below) shall be on the life of mine plans of the Kabanga Nickel Project and the Multi Purpose Mineral Processing Facility;
•having the Joint Financial Model which is to be agreed between the Government of Tanzania and KNL to guide the management and operations of TNCL and the TNCL Subsidiaries;
•jointly managing TNCL pursuant to the shareholders’ agreement and the related agreements;
•agreeing on the fiscal assumptions underlying the Economic Benefits Sharing Principle;
•intention for TNCL to hold all proceeds from the sale of mineral products in local and foreign currency bank accounts in Tanzania;
•issuing the SML to TNCL;
•establishing minerals beneficiation facilities at Kahama township in Shinyanga Region in Tanzania, in accordance with KNL’s proposal;
•ownership by TNCL of the TNCL Subsidiaries as wholly owned subsidiaries1; and
1 At the time the TNCL Subsidiaries were incorporated by the Government of Tanzania, the articles of association of each of TNMCL and TNRCL imply that the Government of Tanzania has a 16% interest in each entity, with TNCL holding the remaining 84% interest. Based on discussions with the Government of Tanzania, Lifezone understands that the Government of Tanzania has acknowledged TNCL’s right under the Framework Agreement to own 100% of each TNCL Subsidiaries and expects that the Government of Tanzania will amend the articles of association of the TNCL Subsidiaries to correct this administrative error, which correction was expected to occur in 2024 and is anticipated to occur in 2025. However, as of the date of this Annual Report, whilst the register of members correctly records TNCL as holdings 4999 shares and the Government of Tanzania as 1 share, the articles of association of each of the TNCL Subsidiaries incorrectly imply that the Government of Tanzania holds a 16% interest in each TNCL Subsidiaries and we cannot guarantee that the articles of association of the TNCL Subsidiaries will be amended in a timely manner. For more information, see “Risk Factors — Risks Related to Operational Factors Affecting Lifezone — Due to an inadvertent administrative error during incorporation, the articles of association of each TNCL Subsidiaries imply that the Government of Tanzania has a 16% non-dilutable free-carried interest in such TNCL Subsidiaries in addition to the 16% non-dilutable free-carried interest in TNCL.”

•entry by the Government of Tanzania, KNL, TNCL and the TNCL Subsidiaries into a management and administrative services agreement.
Pursuant to the terms of the Framework Agreement, the Government of Tanzania and KNL agreed to equitably share the economic benefits derived from the Kabanga Nickel Project in accordance with the Joint Financial Model which is to be agreed between the Government of Tanzania and KNL. The Framework Agreement provides that KNL shall receive its share of the economic benefits through payment of dividends and proportionate returns of capital to shareholders of TNCL and the subsidiaries and that the Government of Tanzania will receive its share of the economic benefits through the payment by TNCL and the TNCL Subsidiaries of taxes, royalties, fees and other fiscal levies and through any distributions on the shares of TNCL held by the Government of Tanzania.
The Government of Tanzania and KNL’s negotiation of and agreement on the Joint Financial Model and the fiscal assumptions underlying the Economic Benefits Sharing Principles depends in part on the results of the Definitive Feasibility Study which is pending. Lifezone aims to release the Definitive Feasibility Study in mid-year 2025 after which the parties can finalize the Joint Financial Model and the economic benefits allocation.
Business Combination and the BCA
On July 6, 2023, Lifezone Metals consummated the previously announced Business Combination pursuant to the BCA.
In accordance with the terms of the BCA, the Lifezone Holdings Shareholders transferred all of the outstanding ordinary shares of Lifezone Holdings to Lifezone Metals in exchange for the issuance of new Lifezone Ordinary Shares by Lifezone Metals and, if applicable, the issuance of Earnout Shares (as defined in the BCA) by Lifezone Metals subject to the terms of and in accordance with the BCA.
Earnout Shares
Under the BCA, in exchange for their Lifezone Holdings ordinary shares and in addition to the Exchange Shares, Lifezone Metals will issue to the eligible Lifezone Holdings Shareholders, within five business days after the occurrence of the trigger events described below, with respect to such trigger events the following number of Lifezone Ordinary Shares (which will be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Lifezone Ordinary Shares occurring after the Share Acquisition Closing and upon or prior to the applicable Trigger Event, upon the terms and subject to the conditions set forth in the BCA:
•upon the occurrence of Trigger Event I, a one-time issuance of 12,536,026 Earnout Shares; and
•upon the occurrence of Trigger Event II, a one-time issuance of 12,536,026 Earnout Shares.
For the avoidance of doubt, the eligible Lifezone Holdings Shareholders with respect to a Trigger Event will be issued Earnout Shares upon the occurrence of each Trigger Event. However, each Trigger Event will only occur once, if at all, and the sum of the Earnout Shares will in no event exceed 25,072,052.
If there is a Change of Control during the Earnout Period (or a definitive contract providing for a Change of Control is entered into during the Earnout Period and such Change of Control is ultimately consummated, even if such consummation occurs after the Earnout Period) pursuant to which Lifezone Metals or its shareholders will receive consideration implying a value per Lifezone Ordinary Shares (as determined in good faith by the Lifezone Metals board) of:
•less than $14.00, then no Earnout Shares will be issuable;
•greater than or equal to $14.00 but less than $16.00, then, (a) immediately prior to such Change of Control, Lifezone Metals will issue 12,536,026 Lifezone Ordinary Shares (less any Earnout Shares issued prior to such Change of Control) and (b) thereafter, no further Earnout Shares will be issuable; or
•greater than or equal to $16.00, then, (a) immediately prior to such Change of Control, Lifezone Metals will issue 25,072,052 Lifezone Ordinary Shares (less any Earnout Shares issued prior to such Change of Control to the eligible Lifezone Holdings Shareholders with respect to the Change of Control), and (b) thereafter, no further Earnout Shares will be issuable.
The Lifezone Metals Ordinary Share price targets set forth in the definitions of “Trigger Event I” and “Trigger Event II” set forth in the BCA will be equitably adjusted for stock splits, share divisions, reverse stock splits, stock or share dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Lifezone Ordinary Shares occurring after the Share Acquisition Closing and prior to the Change of Control.
Sponsor Earnout Shares
In addition, 1,725,000 Lifezone Ordinary Shares issued to Go Green pursuant to the BCA are Sponsor Earnout Shares. Subject to the terms and conditions of the BCA and the Ancillary Documents, upon the occurrence of (a) Trigger Event I, 50% of such Sponsor Earnout Shares will vest (i.e., 862,500 Lifezone Ordinary Shares) and (b) Trigger Event II, 50% of such Sponsor Earnout Shares will vest (i.e., 862,500 Lifezone Ordinary Shares). For the avoidance of doubt, the Sponsor Earnout Shares will vest solely with respect to a Trigger Event that occurs. However, each Trigger Event will only occur once, if at all, and the sum of such Sponsor Earnout Shares will in no event exceed 1,725,000.
If there is a Change of Control during the Earnout Period (or a definitive Contract providing for a Change of Control is entered into during the Earnout Period and such Change of Control is ultimately consummated, even if such consummation occurs after the Earnout Period) pursuant to which Lifezone Metals or its shareholders will receive consideration implying a value per Lifezone Metals ordinary share (as determined in good faith by the Lifezone Metals board) of:
•less than $14.00, then the Sponsor Earnout Shares will be forfeited;
•greater than or equal to $14.00 but less than $16.00, then (a) immediately prior to such Change of Control, 50% of such Sponsor Earnout Shares will vest (i.e., 862,500 Lifezone Ordinary Shares) (less any Sponsor Earnout Shares vested prior to such Change of Control) and (b) thereafter, the remaining Sponsor Earnout Shares shall be forfeited; or
•greater than or equal to $16.00, then (a) immediately prior to such Change of Control, 100% of such Sponsor Earnout Shares will vest (i.e., 1,725,000 Lifezone Ordinary Shares) (less any Sponsor Earnout Shares vested prior to such Change of Control with respect to the Change of Control), and (b) thereafter, no Lifezone Ordinary Shares will constitute Sponsor Earnout Shares.
The Lifezone Metals Ordinary Share price targets set forth in the definitions of “Trigger Event I” and “Trigger Event II” set forth in the BCA will be equitably adjusted for stock splits, share divisions, reverse stock splits, stock or share dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Lifezone Ordinary Shares occurring after the Share Acquisition closing and prior to the Change of Control.
Licensing Arrangements
Kelltech License Agreement
LZL, Mr. Keith Liddell and Kelltech entered into the Kelltech License Agreement, pursuant to which, amongst other things, LZL granted Kelltech an exclusive license to the Kell intellectual property to use the processes and technologies that form the subject matter of the Kell intellectual property within the SADC License Area.
KTSA License Agreement
Kelltech and KTSA entered into the KTSA License Agreement, pursuant to which Kelltech granted KTSA an exclusive sub-license to the Kell intellectual property under the Kelltech License Agreement to use the Kell intellectual property within the SADC License Area.

Kellplant License Agreement
KTSA and Kellplant entered into a license agreement dated February 12, 2016, as amended, pursuant to which KTSA granted Kellplant a non-exclusive sub-license to the Kell intellectual property to use the Kell intellectual property within South Africa and to construct, commission and operate a plant utilizing Kell intellectual property at the site of a mine operated by the SRL group in South Africa conducting the beneficiation of PGM.
In consideration for the rights granted under each of the license agreements described above (collectively, the “Kell License Agreements”), each of KTSA, Kelltech and LZL are entitled to a royalty payment based on a percentage of the income (after transport costs, customs clearing costs, refining charges and realizations) received from the sales of the refined PGMs produced from concentrate (i.e., the product arising from the process of crushing, milling, flotation or any other method of separation whereby material containing PGM is separated from tailings and concentrated from the ore and waste rock) from a plant using Kell Process Technology (excluding any value added tax payable). KTSA’s royalty payment flows up to Kelltech and a portion of Kelltech’s royalty payment flows up to LZL. Part of Kelltech’s royalty payment to LZL is linked to the amount of PGM contained in the feed material processed.
Lifezone-KNL Development, Licensing and Services Agreement
On October 14, 2022, LZL and KNL entered into the DLSA, pursuant to which LZL agreed to: (i) develop the Kabanga Hydromet Technology; (ii) once developed, license that technology to KNL for use by or on behalf of KNL initially in connection with a feasibility study and thereafter in connection with the Kabanga Nickel Project; and (iii) provide a variety of related services. Unless terminated earlier, the DLSA will remain in force until completion of the Kabanga Nickel Project and any related project, following which it shall automatically expire.
LZL is required to use reasonable endeavors to develop the Kabanga Hydromet Technology as soon as reasonably practicable, so that it meets the specifications set out in the DLSA, in accordance with a project plan that will be agreed by LZL and KNL following commencement of the DLSA. Once developed, LZL will assist KNL in preparing the Definitive Feasibility Study. Once prepared, the KNL board shall consider the results of the Definitive Feasibility Study and determine (acting reasonably and in good faith) whether the Definitive Feasibility Study is acceptable and if the Definitive Feasibility Study recommends the use of the Kabanga Hydromet Technology, and whether the Kabanga Nickel Project shall continue to the next stage (being financing and construction). If the KNL board does not affirm these matters, the parties shall agree on and perform remedial work. If the KNL board, after one year, decides (acting reasonably and in good faith) that the matters still cannot be affirmed, then either party may terminate the DLSA. If the KNL board affirms the matters, KNL will, among other things: (i) commence the installation of the technology at the Kabanga Nickel Project site; and (ii) following commissioning of the installation, undertake acceptance testing based on agreed criteria to determine whether the Kabanga Hydromet Technology meets the agreed specifications. If the acceptance tests are unsuccessful, the parties will agree on and perform remedial actions, and the tests will be repeated. If acceptance tests are failed for a third time (or have not been passed within 36 months of commissioning of the refining business at the site), KNL may terminate the DLSA or choose to accept the Kabanga Hydromet Technology subject to payment of reduced fees (please see details of these reduced fees below).
From the date of installation of the Kabanga Hydromet Technology at the site, LZL will grant KNL a non-exclusive, sub-licensable, non-transferable license to use the technology at the site for the duration of the Kabanga Nickel Project (and any related project). LZL will grant KNL a right of first refusal in respect of any other proposal in respect of the development, licensing and/or use of the Kabanga Hydromet Technology (or substantially similar technology) and/or provision of services analogous to the services to be provided by LZL under the DLSA in respect of the beneficiation of a mineral deposit (actual or expected) from Tanzania where nickel derived from nickel sulfide ore bodies is, or can reasonably be expected to be, the most significant revenue-generating component in the refined products to be derived from such deposit (an “Alternative Deposit Transaction”). LZL will be required to notify KNL of any preliminary testing and/or study work in respect of any such deposit, provide to KNL details of the terms of any Alternative Deposit Transaction discussed with a third party and collaboratively discuss alternative arrangements with KNL whereby the relevant mineral deposits would be beneficiated by the KNL Group at the Kahama refinery or another relevant site in Tanzania (or elsewhere if agreed).
The services to be provided by LZL include: (i) bespoke design of the Kabanga Hydromet Technology; (ii) development and management of test work programs and process design and engineering services; (iii) financial modelling; and (iv) any other services agreed between the parties. The services fee payable by KNL to LZL will be calculated on a time and materials basis and include a pass-through of costs in respect of third-party expenses. Between the date of the DLSA and the date of confirmation of successful completion of the acceptance tests, LZL and KNL will discuss and seek to agree any services required by KNL following the consummation of a further investment in KNL by BHP pursuant to the T2 Option Agreement, failing which the services will otherwise continue to be provided in the same manner, scope and timing as previously provided by LZL and in accordance with the agreed budget.
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
Services agreements
Lifezone-KTSA Technical Services Agreement
LZL and KTSA entered into a technical services agreement on June 10, 2020 (as amended, the “Lifezone-KTSA Technical Services Agreement”), with effect from January 1, 2020, pursuant to which, amongst other things, LZL provides certain technical services to KTSA including business operational support services required for the development of the potential Kell-Sedibelo-Lifezone Refinery and the utilization of our Hydromet Technology in South Africa.
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
In consideration for the aforementioned services provided by LZL to KTSA, KTSA pays LZL a fixed service fee per calendar month, which fee shall be increased by a specified percentage per annum. Additional fees are chargeable if LZL renders services to third parties at the request of KTSA.
The total service fees paid to LZL by Kellplant in terms of the Lifezone-Kellplant Technical Services Agreement for the years ended December 31, 2024, and December 31, 2023, were $nil, and $129,680 respectively.
Lifezone-Kellplant Technical Services Agreement
On October 24, 2021, LZL and Kellplant entered into a technical services agreement (the “Lifezone-Kellplant Technical Services Agreement”), with effect from January 1, 2021, pursuant to which, amongst other things, LZL provided certain technical services to Kellplant, including business operational support services required for the development, operation and maintenance of the potential Kell-Sedibelo-Lifezone Refinery and the utilization of our Hydromet Technology in South Africa.
In consideration for the aforementioned services provided by LZL to Kellplant, Kellplant paid LZL a fixed service fee per calendar month, which fee was increased by a specified percentage per annum. The total service fees paid to LZL by KTSA in terms of the Lifezone-KTSA Technical Services Agreement for the years ended December 31, 2024, and December 31, 2023 were $nil and $684,407, respectively. All activity under the Lifezone-Kellplant Technical Services Agreement was suspended from February 1, 2023, per an informal agreement between Lifezone and Kellplant.
Funding arrangement for Kellplant
LZL holds a 50% interest in the Kelltech joint venture arrangement with Orkid S.a.r.l (a wholly owned subsidiary of SRL), which holds the remaining 50% interest in Kelltech. Kelltech holds an approximate 66.67% interest in KTSA, a South African incorporated company, with the remaining 33.33% interest being held by IDC. KTSA holds a 100% interest in Kellplant, a South African incorporated company that is set up to own and operate the potential Kell-Sedibelo-Lifezone Refinery. Until SRL has finalized its revised mine plan and received board approval for such revised plan, and we have re-scoped the project after receiving such revised plan and completed further test work and studies, we expect that there will be no further development expenditures or capital commitments to Kellplant relating to the potential Kell-Sedibelo-Lifezone Refinery. Pursuant to SRL’s communication as set out above, the development expenditures for the potential Kell-Sedibelo-Lifezone Refinery are subject to update pending the outcome of SRL’s revised mine plan and subsequent re-

scoping, test work and studies. As of the date of this Annual Report, Kelltech has made shareholder loans of $7,979,968 to KTSA for the purposes of development of the potential Kell-Sedibelo-Lifezone Refinery, which funding KTSA has, as of the date of this Annual Report, utilized for purposes of, and in connection with, the furtherance of the potential Kell-Sedibelo-Lifezone Refinery.
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
On November 9, 2021, Kellplant entered into an agreement with PPM pursuant to which PPM agreed to advance to Kellplant, for purposes of, inter alia, the design, engineering, construction, commissioning and operation of the potential Kell-Sedibelo-Lifezone Refinery, a rand-denominated loan in an amount equivalent to $10 million. The loan advanced by PPM to Kellplant bears interest at the published prime rate from time-to-time, on a 365-day basis and compounded monthly in arrears, plus a margin. The loan is unsecured and will immediately become repayable once Kellplant receives: (i) debt funding from IDC or PPM or (ii) equity funding by KTSA, whichever is earlier, and Kellplant shall be obliged to immediately apply the proceeds it receives from such debt funding or equity funding to the repayment of the loan. SRL is currently in the process of finalizing its revised mine plan and obtaining other corporate approvals for such revised mine plan and any decision on proceeding with the potential, smaller Kell-Sedibelo-Lifezone Refinery will only be made once additional studies and engineering works are completed. In this regard, we do not expect the PPM Loan Agreement repayment mechanism to be triggered in the near future, if at all.
Funding for Phase 1 PGM Recycling Partnership with Glencore
On January 10, 2024, RecycleCo, Lifezone Holdings US, LLC and Glencore entered into a Subscription and Investment Agreement in respect of a business partnership related to the sourcing, recovery, processing and marketing of precious group metals comprised of refined PGM products (“Subscription and Investment Agreement”).
Glencore and Lifezone Holdings US, LLC intend for RecycleCo to:
(i) install and operate a commercial-scale PGM recycling refinery in the United States,
(ii) utilize the Lifezone Hydromet Technology to recover PGM from spent Autocats, and
(iii) once recovered, beneficiate or process such PGM into refined PGM products that can be marketed by Glencore.
Glencore and Lifezone Holdings US, LLC have acquired from RecycleCo a beneficial interest in RecycleCo pursuant to the Subscription and Investment Agreement.
Glencore and Lifezone Holdings US, LLC entered in to the Subscription and Investment Agreement to provide for the investment and the advancement of the partnership related to the sourcing, recovery, processing and marketing of precious group metals comprised of refined PGM, the operation and management of RecycleCo, and the parties’ obligations with respect to the proposed second stage of funding and development of the Project.
Phase 1 of the partnership implementation is already underway and involves a confirmatory program of pilot work in Lifezone’ laboratories in Perth, Australia. Following successful completion of Phase 1, Phase 2 will involve Lifezone and Glencore jointly funding the capital expenditures required to construct a commercial-scale PGM recycling facility in the United States.

Lifezone and Glencore have contributed US$1.5 million each to the project. Phase 1 is expected to be completed before year-end 2025.
Subscription Agreement for US$50 Million of Unsecured Convertible Debentures with Consortium of Marquee Mining Investors
On March 21, 2024, Lifezone entered in to subscription agreements for the issuance of US$50 million of convertible debentures with a consortium investors. The proceeds were used to continue activities of the Kabanga Nickel Project.
Key Terms of the subscription agreements include:
•Issuance of $50 million of unsecured convertible debentures. The debentures bear interest at a rate of the SOFR plus 4.0% per annum, subject to a SOFR floor of 3.0%.
•During the 48-month term, the debentures can be redeemed early by Lifezone, subject to the achievement of certain conditions, at a price of 105% plus interest otherwise payable to the maturity date. Interest is payable quarterly via a mix of cash and shares during the first two years and all in cash during the last two years.
•The debentures are convertible into Lifezone Ordinary Shares at the option of the holder. The conversion price is US$8.00 per share and is subject to customary adjustments. Mandatory conversion can occur if Lifezone’s share price is greater than 50% above the conversion price for any 15 Trading Days within a 30 consecutive Trading Days period.
Closing of the US$50 million non-brokered private placement of unsecured convertible debentures took place on March 28, 2024, in escrow.

ITEM 10 D: EXCHANGE CONTROLS
There is no exchange control legislation under Isle of Man law and accordingly there are no exchange control regulations imposed under Isle of Man law.
ITEM 10 E: TAXATION
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
Material United States Federal Income Tax Considerations for United States Holders
The following is a discussion of the material United States federal income tax considerations for United States Holders (as defined below) of the ownership and disposition of Lifezone Ordinary Shares and Warrants. For purposes of this discussion, a “Holder” is a beneficial owner of Lifezone Ordinary Shares or Warrants. This discussion applies only to Lifezone Ordinary Shares and Warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the Code for United States federal income tax purposes (generally, property held for investment). This discussion is based on the provisions of the Code, United States Treasury regulations (“Treasury Regulations”), administrative rules, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could significantly alter the tax considerations described herein.
Lifezone Metals has not sought any rulings from the United States Internal Revenue Service (the “IRS”) with respect to the statements made and the positions or conclusions described in this summary. Such statements, positions and conclusions are not free from doubt, and there can be no assurance that your tax advisor, the IRS, or a court will agree with such statements, positions, and conclusions.

This summary does not address the Medicare tax on certain investment income, United States federal estate or gift tax laws, any United States state or local or non United States tax laws, or any tax treaties. Furthermore, this discussion does not address all United States federal income tax considerations that may be relevant to particular holders in light of their personal circumstances or that may be relevant to certain categories of investors that may be subject to special rules under the United States federal income tax laws, such as:
•banks, insurance companies, or other financial institutions;
•tax-exempt or governmental organizations;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);
•dealers in securities or foreign currencies;
•persons whose functional currency is not the U.S. dollar;
•traders in securities that use the mark-to-market method of accounting for United States federal income tax purposes;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid United States federal income tax;
•entities or arrangements treated as partnerships or other pass-through entities for United States federal income tax purposes or holders of interests therein;
•persons deemed to sell Lifezone Ordinary Shares or Warrants under the constructive sale provisions of the Code;
•persons that acquired Lifezone Ordinary Shares or Warrants through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;
•persons that hold Lifezone Ordinary Shares or Warrants as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction, or other integrated investment or risk reduction transaction;
•certain former citizens or long-term residents of the United States;
•except as specifically provided below, persons that actually or constructively own 5% or more (by vote or value) of any class of shares of the Lifezone;
•holders of Private Placement Warrants;
•Lifezone Metals' officers or directors; and
•holders who are not United States Holders.
If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds Lifezone Ordinary Shares or Warrants, the tax treatment of a partner in such partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, partners in partnerships (including entities or arrangements treated as partnerships for United States federal income tax purposes) holding Lifezone Ordinary Shares or Warrants are urged to consult with their own tax advisors regarding the United States federal income tax consequences to them relating to the matters discussed below.
ALL HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY OTHER TAX LAWS, INCLUDING UNITED STATES FEDERAL

ESTATE OR GIFT TAX LAWS OR ANY UNITED STATES STATE OR LOCAL OR NON United States TAX LAWS, OR UNDER ANY APPLICABLE INCOME TAX TREATY.
United States Holder Defined
For purposes of this discussion, a “United States Holder” is a Holder that, for United States federal income tax purposes, is:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•an estate the income of which is subject to United States federal income tax regardless of its source; or
•a trust (i) the administration of which is subject to the primary supervision of a United States court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) that has made a valid election under applicable Treasury Regulations to be treated as a United States person.
Passive Foreign Investment Company Rules
Adverse United States federal income tax rules apply to United States persons that hold shares in a foreign (i.e., non United States) corporation classified as a PFIC for United States federal income tax purposes. In general, Lifezone Metals will be treated as a PFIC with respect to a United States Holder in any taxable year in which, after applying certain look-through rules, either (a) at least 75% of its gross income for such taxable year consists of passive income (e.g., dividends, interest, rents (other than rents derived from the active conduct of a trade or business), and gains from the disposition of passive assets); or (b) the average percentage (ordinarily averaged quarterly over the year) by value of its assets during such taxable year that produce or are held for the production of passive income is at least 50%.
Based upon the composition of our income and assets and the manner in which we currently operate our business, we believe we were likely a PFIC for the taxable year ended December 31, 2024. Depending on the composition of our income and assets and the market price of the Lifezone Ordinary Shares during the year, we could continue to be classified as a PFIC for the taxable year ending December 31, 2025 and future years. Because PFIC status is based on income, assets and activities for the entire taxable year and because revenue production of Lifezone Metals is uncertain, it is not possible to determine PFIC status for any taxable year until after the close of the taxable year. Accordingly there can be no assurance that Lifezone Metals will not meet the PFIC income or asset test for the taxable year ending December 31, 2025 or the current taxable year or any future taxable year. In addition, our United States counsel expresses no opinion with respect to our PFIC status for any taxable year.
It is not entirely clear how various aspects of the PFIC rules apply to the Warrants. A person who has an option to acquire stock in a PFIC may be considered to own such stock in the PFIC for certain purposes of the PFIC rules under Proposed Treasury Regulations.
If Lifezone Metals is a PFIC for any taxable year in which a United States Holder held Lifezone Ordinary Shares or Warrants, Lifezone Metals will be treated as a PFIC for subsequent years even if Lifezone Metals would not be classified as a PFIC in those years.
If Lifezone Metals were treated as a PFIC for any taxable year during which a United States Holder held Lifezone Ordinary Shares or Warrants and, in the case of the Lifezone Ordinary Shares, the United States Holder did not make either a qualified electing fund (“QEF”) election or mark-to-market election, as further discussed below, for the first taxable year in which Lifezone Metals was treated as a PFIC and in which the United States Holder held (or was deemed to hold) such shares or otherwise, such United States Holder would generally be subject to special and adverse tax rules with respect to (i) any gain recognized by the United States Holder on the sale or other disposition of its Lifezone Ordinary Shares or Warrants and (ii) any “excess distribution” made to the United States Holder (generally, any distributions to such United States Holder during a taxable year of the United States Holder that are greater than 125% of the average annual distributions received by such United States Holder in respect of the Lifezone Ordinary Shares during the three preceding taxable years of such United States Holder or, if shorter, such United States Holder’s holding period for the Lifezone Ordinary Shares) (together, the “excess distribution rules”).

Under these rules:

• the United States Holder’s gain or excess distribution will be allocated ratably over the United States Holder’s holding period for the Lifezone Ordinary Shares or Warrants;
• the amount allocated to the United States Holder’s taxable year in which the United States Holder recognized the gain or received the excess distribution, or to the period in the United States Holder’s holding period before the first day of Lifezone Metals’ first taxable year in which Lifezone Metals was a PFIC, will be taxed as ordinary income;
• the amount allocated to other taxable years (or portions thereof) of the United States Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the United States Holder; and
• an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the United States Holder with respect to the tax attributable to each such other taxable year of the United States Holder
A United States Holder may mitigate certain, but not all, of these adverse consequences in respect of the Lifezone Ordinary Shares by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of Lifezone Metals’ net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the United States Holder in which or with which Lifezone Metals’ taxable year ends. However, for any tax year in which we are a PFIC and have no net income or gain, United States Holders that have made a QEF election would not have any such income inclusions as a result of the QEF election.
If a United States Holder makes a QEF election with respect to its Lifezone Ordinary Shares in a year after our first taxable year as a PFIC in which the United States Holder held (or was deemed to hold) Lifezone Ordinary Shares, then notwithstanding such QEF election, the excess distribution rules discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such United States Holder’s Lifezone Ordinary Shares, unless the United States Holder makes a purging election under the PFIC rules. Under one type of purging election, the United States Holder will be deemed to have sold such Lifezone Ordinary Shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of such purging election, the United States Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the Lifezone Ordinary Shares.
If a United States Holder has made a QEF election with respect to Lifezone Ordinary Shares, and the excess distribution rules discussed above do not apply to such shares (because of a timely QEF election or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of the Lifezone Ordinary Shares generally will be taxable as capital gain and no additional tax charge will be imposed under the PFIC rules.
Under current law, a United States Holder may not make a QEF election with respect to its Warrants. Proposed Treasury Regulations provide that if a United States Holder sells or otherwise disposes of such Warrants (other than upon exercise or lapse of such Warrants) and we were a PFIC at any time during the United States Holder’s holding period of such Warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above. If a United States Holder that exercises such Warrants properly makes and maintains a QEF election with respect to the newly acquired Lifezone Ordinary Shares (or has previously made a QEF election with respect to Lifezone Ordinary Shares), the QEF election will generally apply to the newly acquired Lifezone Ordinary Shares. United States Holders should consult with their own United States tax advisors regarding the tax consequences of owning and disposing of the Warrants.
In order to comply with the requirements of a QEF election, a United States Holder must receive a PFIC Annual Information Statement from us that provides the information necessary for United States Holders to make or maintain a QEF election. If Lifezone Metals determines that it is a PFIC for any taxable year, upon written request, it will endeavor to provide to a United States Holder such information as the IRS may require, including a PFIC Annual Information Statement, in order to enable the United States Holder to make and maintain a QEF election, but there is no assurance that Lifezone Metals will timely provide such required information. There is also no assurance that Lifezone Metals will have timely knowledge of its status as a PFIC in the future or of the required information to be provided.

Alternatively, a United States Holder may be able to avoid the rules described above by making a mark-to-market election with respect to the Lifezone Ordinary Shares, provided that such shares are regularly traded on the NYSE or any other qualified exchange. If a United States Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the Lifezone Ordinary Shares at the end of each taxable year in which we are a PFIC over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Lifezone Ordinary Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a United States Holder makes this election, the United States Holder’s tax basis in the Lifezone Ordinary Shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition Lifezone Ordinary Shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss).
If Lifezone Metals is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, United States Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if Lifezone Metals receives a distribution from, or disposes of all or part of Lifezone Metals’ interest in, the lower-tier PFIC or the United States Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to our subsidiaries. United States Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.
A United States Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the United States Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and such other information as may be required by the United States Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.
The rules regarding PFICs and the QEF, purging, and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, United States Holders of the Lifezone Ordinary Shares and Warrants should consult their tax advisors concerning the application of the PFIC rules to Lifezone Metals securities under their particular circumstances.
THE PFIC RULES ARE VERY COMPLEX, ARE AFFECTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE, AND THEIR APPLICATION IS UNCERTAIN. UNITED STATES HOLDERS ARE STRONGLY URGED TO CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE APPLICATION OF THE PFIC RULES TO THEM IN THEIR PARTICULAR CIRCUMSTANCES AND ANY RESULTING TAX CONSEQUENCES.
Tax Characterization of Distributions with Respect to Lifezone Ordinary Shares
Subject to the PFIC rules discussed above, if Lifezone Metals pays distributions of cash or other property to United States Holders of Lifezone Ordinary Shares, such distributions generally will constitute dividends for United States federal income tax purposes to the extent paid from Lifezone Metals’ current or accumulated earnings and profits, as determined under United States federal income tax principles, and will be treated as described in the section entitled “Distributions Treated as Dividends” below. Because Lifezone Metals may not maintain calculations of earnings and profits under United States federal income tax principles, it is possible that the full amount of distributions paid by Lifezone Metals will need to be reported as dividends for United States federal income tax purposes.
Possible Constructive Distributions with Respect to Warrants
The terms of the Warrants provide for an adjustment to the number of Lifezone Ordinary Shares for which Warrants may be exercised or to the exercise price of the Warrants in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. United States Holders of the Warrants would, however, be treated as receiving a constructive distribution from Lifezone Metals if, for example, the adjustment increases the warrant holders’ proportionate interest in Lifezone Metals’ assets or earnings and profits (e.g., through an increase in the number of Lifezone Ordinary Shares that would be obtained upon exercise or through a decrease in the exercise price of the Warrants) as a result of a distribution of cash or other property to the United States Holders of Lifezone Ordinary Shares. Any such constructive distribution would be treated in the same manner as if United States Holders of Warrants received a cash distribution from Lifezone Metals generally equal to the fair market value of the increased interest and would be taxed in a manner similar to distributions to United States Holders of Lifezone Ordinary Shares described herein. Please see the section entitled “Tax Characterization of Distributions with Respect to Lifezone Ordinary Shares” above. For certain information reporting purposes, Lifezone Metals is required to determine the date and amount of any such constructive distributions. Proposed Treasury Regulations, which Lifezone Metals may rely on prior to the issuance of final Treasury Regulations, specify how the date and amount of any such constructive distributions are determined.
Distributions Treated as Dividends
Subject to the PFIC rules discussed above, dividends paid by Lifezone Metals will be taxable to a corporate United States Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends Lifezone Metals pays to a non-corporate United States Holder generally will constitute “qualified dividends” that will be subject to United States federal income tax at the lower applicable long-term capital gains tax rate only if (i) Lifezone Ordinary Shares are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed above) for the taxable year in which the dividend is paid and the preceding taxable year, and certain holding period and other requirements are met. If such requirements are not satisfied, a non-corporate United States Holder may be subject to tax on the dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.
Gain or Loss on Sale or Other Taxable Exchange or Disposition of Lifezone Ordinary Shares and Warrants
Subject to the PFIC rules discussed above, upon a sale or other taxable disposition of Lifezone Ordinary Shares or Warrants (which, in general, would include a redemption of Lifezone Ordinary Shares or Warrants that is treated as a sale of such securities), a United States Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the United States Holder’s adjusted tax basis in the Lifezone Ordinary Shares or Warrants. Any such capital gain or loss generally will be long-term capital gain or loss if the United States Holder’s holding period for the Lifezone Ordinary Shares or Warrants, as applicable, so disposed of exceeds one year. Long-term capital gains recognized by non-corporate United States Holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.
Cash Exercise of a Warrant
Subject to the PFIC rules discussed above, a United States Holder generally will not recognize gain or loss on the acquisition of Lifezone Ordinary Shares upon the exercise of a Warrant for cash. The United States Holder’s tax basis in its Lifezone Ordinary Shares received upon exercise of a Warrant generally will be an amount equal to the sum of the United States Holder’s tax basis in the Warrant and the exercise price of such Warrant. It is unclear whether a United States Holder’s holding period for the Lifezone Ordinary Shares received upon exercise of the Warrant will commence on the date of exercise of the Warrant or the immediately following date. In either case, the holding period will not include the period during which the United States Holder held the Warrant.
Cashless Exercise of a Warrant
The tax characterization of a cashless exercise of a Warrant is not clear under current United States federal tax law. Due to the absence of authority on the United States federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax characterizations and resultant tax consequences would be adopted by the IRS or upheld by a court of law. Accordingly, United States Holders should consult with their own tax advisors regarding the tax consequences of a cashless exercise.
A cashless exercise could potentially be characterized as any of the following for United States federal income tax purposes: (i) not a realization event and thus tax-deferred, (ii) a realization event that qualifies as a tax-deferred “recapitalization,” or (iii) a taxable realization event. The tax consequences of all three characterizations are generally described below. United States Holders should consult with their own tax advisors regarding the tax consequences of a cashless exercise.
Subject to the PFIC rules discussed above, if a cashless exercise were characterized as either not a realization event or as a realization event that qualifies as a recapitalization, a United States Holder would not recognize any gain or loss on the exchange of Warrants for Lifezone Ordinary Shares. A United States Holder’s basis in the Lifezone Ordinary Shares received would generally equal the United States Holder’s aggregate basis in the exchanged Warrants.
If the cashless exercise were not a realization event, it is unclear whether a United States Holder’s holding period in the Lifezone Ordinary Shares would be treated as commencing on the date of exchange of the Warrants or on the immediately following date, but the holding period would not include the period during which the United States Holder held the Warrants. On the other hand, if the cashless exercise were characterized as a realization event that qualifies as a recapitalization, the holding period of the Lifezone Ordinary Shares would include the holding period of the warrants exercised.
If the cashless exercise were treated as a realization event that does not qualify as a recapitalization, the cashless exercise could be treated in whole or in part as a taxable exchange in which gain or loss would be recognized by the United States Holder. Under this characterization, a portion of the Warrants to be exercised on a cashless basis would be deemed to have been surrendered in payment of the exercise price of the remaining portion of such warrants, which would be deemed to be exercised. In such a case, a United States Holder would effectively be deemed to have sold a number of Warrants having an aggregate value equal to the exercise price of the remaining Warrants deemed exercised. Subject to the PFIC rules discussed above, the United States Holder would recognize capital gain or loss in an amount generally equal to the difference between the value of the portion of the warrants deemed sold and its adjusted tax basis in such warrants (generally in the manner described in the section entitled “Gain or Loss on Sale or Other Taxable Exchange or Disposition of Lifezone Ordinary Shares and Warrants” above), and the United States Holder’s tax basis in its Lifezone Ordinary Shares received would generally equal the sum of the United States Holder’s tax basis in the remaining Warrants deemed exercised and the exercise price of such warrants. It is unclear whether a United States Holder’s holding period for the Lifezone Ordinary Shares would commence on the date of exercise of the Warrants or on the date following the date of exercise of the Warrants, but the holding period would not include the period during which the United States Holder held the Warrants.
Redemption or Repurchase of Warrants for Cash
Subject to the PFIC rules discussed above, if Lifezone Metals redeems the Warrants for cash as permitted under the terms of the Warrant Agreement or if Lifezone Metals repurchases Warrants in an open market transaction, such redemption or repurchase generally will be treated as a taxable disposition to the United States Holder, taxed as described in the section entitled “Gain or Loss on Sale or Other Taxable Exchange or Disposition of Lifezone Ordinary Shares and Warrants” above.
Expiration of a Warrant
If a Warrant is allowed to expire unexercised, a United States Holder generally will recognize a capital loss equal to such United States Holder’s tax basis in the Warrant. The deductibility of capital losses is subject to certain limitations.
Information Reporting and Backup Withholding
Dividends paid to United States Holders with respect to Lifezone Ordinary Shares and proceeds from the sale, exchange, or redemption of Lifezone Ordinary Shares or Warrants may be subject, under certain circumstances, to information reporting and backup withholding. Backup withholding will not apply, however, to a United States Holder that (i) is a corporation or entity that is otherwise exempt from backup withholding (which, when required, certifies as to its exempt status) or (ii) furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Backup withholding is not an additional tax. Rather, the United States federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund generally may be obtained, provided that the required information is timely furnished to the IRS.
Certain United States Holders may be required to file an IRS Form 926 (Return by a United States Transferor of Property to a Foreign Corporation) to report a transfer of property (including stock, securities, or cash) to us. Substantial penalties may be imposed on a United States Holder that fails to comply with this reporting requirement, and the period of limitations on assessment and collection of United States federal income taxes will be extended in the event of a failure to comply. Furthermore, certain United States Holders who are individuals and certain entities will be required to report information with respect to such United States Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. An interest in Lifezone Metals constitutes a specified foreign financial asset for these purposes. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of United States federal income taxes will be extended in the event of a failure to comply. United States Holders are urged to consult with their own tax advisors regarding the foreign financial asset and other reporting obligations and their application to their ownership of Lifezone Ordinary Shares and Warrants.
Direct Registration System
Lifezone Metals, has a sponsored Direct Registration System facility with Continental Stock Transfer & Trust Company under a Transfer Agent and Registrar Agreement, dated June 29, 2023.
The shares are registered with the SEC, are listed on the NYSE and are traded under the symbol LZM.
ITEM 10 F, G:
Not Applicable
ITEM 10 H: DOCUMENTS ON DISPLAY
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
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, management board members, supervisory board members and principal shareholders are exempt from the reporting and short- swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.
Our SEC filings, including the annual report on Form 20-F, are also available to you on the SEC’s website at http://www.sec.gov.
Additionally, under the NYSE’s rules, a foreign private issuer is subject to less stringent corporate governance and compliance requirements and subject to certain exceptions, the NYSE permits a foreign private issuer to follow its home country’s practice in lieu of the listing requirements of the NYSE.
ITEM 10 I: SUBSIDIARY INFORMATION
Not applicable
ITEM 10 J: ANNUAL REPORT TO SECURITY HOLDERS
Not applicable
ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Lifezone has in the past and may in the future be exposed to certain market risks, including credit risk, liquidity risk and foreign exchange risk, in the ordinary course of our business, as discussed further below:
i.Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. During 2024 Lifezone did not have significant external revenues and therefore its credit risk from trade receivables is primarily concentrated with two legacy customers, KTSA and Kellplant, both joint ventures, and accordingly Lifezone is exposed to the possibility of loss if such customers default. Lifezone addresses this risk by monitoring its commercial relationship with such customers and by seeking to develop additional patented technology and entering into new partnerships.
ii.Liquidity risk
Liquidity risk arises from the possibility that Lifezone will not be able to meet its financial obligations as they fall due. Lifezone has historically been supported financially by its shareholders. The risk of its shareholders discontinuing the provision of financing was historically regarded as low. Lifezone proposes to fund its upfront capital requirements and ongoing operations through current cash reserves, selling equity securities or obtaining debt financing.
iii.Foreign exchange risk
Lifezone has financial instruments which are denominated in currencies other than U.S. dollars, its reporting currency. Lifezone mostly incurs expenditures for which it owes money denominated in non-U.S. dollar currencies, including pounds sterling and AUD. As a result, movement of such currencies could adversely affect Lifezone’ results of operations and financial position.
For further information on credit, liquidity and foreign exchange risks, please see Note 30 of the audited consolidated financial statements.
ITEM 12 A, B, C, D:
Not applicable

PART II
ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None
ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
No changes.
ITEM 15: CONTROLS AND PROCEDURES
Controls and Procedures
Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, which are designed to ensure that information required to be disclosed by us in our reports filed or submitted under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of Lifezone’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2024. Based on such evaluation, those officers have concluded that, as of December 31, 2024, Lifezone’s disclosure controls and procedures were ineffective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms as a result of the material weaknesses in our internal control over financial reporting described below.
These material weaknesses in our internal control over financial reporting related to (i) limited resource within the finance team with sufficient knowledge and experience in applying International Financial Reporting Standards (IFRS) as issued by the IASB and with our financial reporting requirements; and (ii) the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions, were either not designed and in place, or not operating effectively. These material weaknesses resulted in adjustments and disclosure corrections to our financial statements for the year ended December 31, 2024 as well as restatements to previously issued financial statements for the years ended December 31, 2023 and 2022 during the course of the current year audit and have included adjustments in the current year to income tax, convertible debentures, total shareholders’ equity and non-controlling interests, net cash used in operating activities and net cash used in investing activities and in the prior years to total shareholders’ equity and non-controlling interests.
Notwithstanding the material weaknesses in internal control over financial reporting described above, our management concluded that our consolidated financial statements in this annual report present fairly, in all material respects, the Company’s financial position, results of operations and cash flows as of the dates, and for the periods presented, in conformity with IFRS as issued by the IASB.
Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act.
Internal controls over financial reporting are designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS as issued by the IASB and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets and liabilities of Lifezone; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Lifezone are being made only in accordance with the necessary authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Lifezone’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal controls over financial reporting may not prevent errors or detect all misstatements. Also, projections or any evaluation or effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting as set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that evaluation, our management concluded that our internal control over financial reporting was ineffective as of December 31, 2024 due to the two material weaknesses in its internal control over financial reporting described above.
As an ‘emerging growth company’ we avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404(b).
Changes in Internal Control Over Financial Reporting

On September 21, 2023, we engaged external consultants with expertise in controls and procedures over financial reporting, to support the implementation of internal controls. In addition the Board, in its September 2023 board meeting, approved the engagement of a group internal auditor. Based on the recommendation of our external consultants, during the year ending December 31, 2024, we made several updates to our control environment including, but not limited to, (a) continuing our efforts to set up the internal audit department, and enhance effectiveness of the internal control system; (b) implementation of certain manual compensating control activities to mitigate certain IT general control risks; and (c) continuing to evaluate alternative systems and processes to ensure continuing effectiveness of IT general controls.
Other than the changes the Company has made to its internal control over financial reporting as a direct result of the implementation of the procedures described above, there were no other material changes in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. As described above, the Company is still finalizing the remediation of certain controls deemed to be ineffective at December 31, 2024.
We are intending to remediate these material weaknesses and we are in the process of taking steps that we believe will address their underlying causes.

We are developing a formal plan to remediate the identified material weaknesses, and monitor progress within an internal control working group, comprised of senior representatives from the Company’s finance and IT teams and a third-party internal audit services provider. Remediation measures will also include providing continuous training to existing finance personnel and hiring additional employees with detailed knowledge in applying IFRS and with our financial reporting requirements experience.

Management is committed to implementing these measures to ensure these material weaknesses are remediated and are non-recurring.

Limitations on the Effectiveness of Disclosure Controls and Procedures

In designing and evaluating our disclosure controls and procedures and internal control over financial reporting, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and our management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs. The design of any disclosure controls and procedures and internal control over financial reporting also are based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.
ITEM 16: [RESERVED]

ITEM 16 A: AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Jennifer Houghton, a member of our Audit Committee, is a “financial expert,” as defined in Item 16A of Form 20-F. Ms. Houghton is “independent,” as defined in Rule 10A-3 under the Exchange Act. For a description of Ms. Houghton’s experience, see Item 6.A.
ITEM 16 B: CODE OF ETHICS
Code of Conduct and Business Ethics
Lifezone has adopted a Code of Conduct and Business Ethics that applies to all Lifezone’s employees, officers and directors. The full text of Lifezone’s Code of Conduct and Business Ethics is posted on the website of Lifezone Metals here: https://ir.lifezonemetals.com/governance/governance-documents/default.aspx. Lifezone intends to disclose future amendments to, or waivers of, Lifezone’s Code of Conduct and Business Ethics, as and to the extent required by SEC regulations, at the same location on the website of Lifezone Metals identified above or in public filings. Information contained on the website is not incorporated by reference into this Annual Report, and you should not consider information contained on the website of Lifezone Metals to be part of this Annual Report.
ITEM 16 C: PRINCIPAL ACCOUNTANT FEES AND SERVICES
We have appointed BDO LLP, London, UK ("BDO") as our independent registered public accounting firm for the year ended December 31, 2024. For the year ended December 31, 2023, our independent registered public accounting firm was Grant Thornton, Dublin, Ireland ("Grant Thornton").
The following table sets forth the aggregate fees billed to Lifezone for services provided by our independent registered public accounting firms:

	For the years ended,
	December 31
	2024	2023
Audit fees (BDO)	145,684	-
Audit fees (Grant Thornton)	385,933	541,418
All other fees	-	-
	531,617	541,418
Audit fees include the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the attestation of our financial statements and review of the interim financial statements disclosed in registration statements.
All other fees include the aggregate fees billed for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees.
ITEM 16 D:
Not applicable.
ITEM 16 E:
None.
ITEM 16 F: CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
As previously disclosed in Lifezone’s current report on Form 6-K furnished on September 12, 2024 (the “September 2024 Form 6-K”), on September 11, 2024, BDO was appointed as Lifezone’s independent registered public accounting firm upon approval by the Audit Committee to audit Lifezone’s consolidated financial statements as of and for the fiscal year ending December 31, 2024. Lifezone’s former auditor, Grant Thornton, resigned with effect from September 11, 2024.
The audit reports of Grant Thornton on the consolidated financial statements of Lifezone as of and for the fiscal years ended December 31, 2022, and December 31, 2023 did not contain an adverse opinion or disclaimer of opinion and were not qualified for audit scope or accounting principles.
During the two most recent fiscal years ended December 31, 2023, and December 31, 2022 and the subsequent interim period through June 30, 2024, there were (i) no disagreements (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) with Grant Thornton on any matter of accounting principles or practices, financials statement disclosure or auditing scope or procedures, which disagreements, if not resolved to Grant Thornton’s satisfaction, would have caused Grant Thornton to make reference thereto in its reports on the consolidated financial statements for such years, or (ii) reportable events (as that term is defined in Item 16F(a)(1)(v) of Form 20-F).
The text above is substantially the same with respect to Grant Thornton which was included in the September 2024 Form 6-K which was provided to Grant Thornton and on which we requested and received from Grant Thornton a letter addressed to the SEC stating whether or not Grant Thornton agreed with the statements therein with respect to the firm. A copy of Grant Thornton’s letter to the SEC, dated September 12, 2024, was attached as Exhibit 16.1 to the September 2024 Form 6-K.
ITEM 16 G: CORPORATE GOVERNANCE
Foreign private issuers, such as Lifezone Metals, must briefly highlight any significant ways in which their corporate governance practices differ from those followed by US domestic companies subject to the listing standards of the NYSE. We intend to follow the rules generally applicable to United States domestic companies listed on the NYSE, subject to certain exceptions. In particular, a majority of our board of directors is considered “independent” as defined under NYSE listing rules.
Lifezone Metals is considered a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the applicable securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than United States domiciled issuers. As a foreign private issuer, Lifezone Metals is not subject to SEC’s proxy rules. NYSE listing rules include certain accommodations in the corporate governance requirements that allow FPI, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of NYSE. Accordingly, Lifezone Metals shareholders may not receive the same protections afforded to shareholders of companies that are subject to all of the NYSE’s corporate governance requirements.
Certain corporate governance practices in the Isle of Man, Lifezone Metals home country, may differ significantly from NYSE corporate governance listing standards. For instance, Lifezone Metals may choose to follow home country practice in lieu of NYSE corporate governance listing standards such as:
•having a majority of the board be independent (although all of the members of the Audit Committee must be independent under the Exchange Act);
•having a compensation committee and a nominating or corporate governance committee consisting entirely of independent directors;
•having annual meetings and director elections; and
•obtaining shareholder approval prior to certain issuances (or potential issuances of securities).
Lifezone Metals intends to follow home country practice and be exempt from requirements to obtain shareholder approval for the issuance of 20% or more of its outstanding shares under NYSE listing rule 312.03(c).
Lifezone Metals has formed board committees beyond those required under Isle of Man law. In addition to maintaining an Audit Committee consisting of at least three independent directors under NYSE listing rules, we established the following board committees: (1) a compensation committee; (2) a nominating and corporate governance committee; (3) an investment committee; (4) a disclosure committee; and (5) a sustainability committee. For more information, see “Item 6C – Board Practices — Board Committees.”

Lifezone Metals intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the NYSE corporate governance rules and listing standards.
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
ITEM 16: H: MINE SAFETY DISCLOSURE
Not applicable
ITEM 16 I: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable
ITEM 16 J: INSIDER TRADING POLICIES
Isle of Man and United States law each contain rules intended to prevent insider trading and market manipulation. The following is a general description of those laws as such laws exist as of the date of this document and should not be viewed as legal advice for specific circumstances.
Isle of Man
On July 3, 2016, the Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014, provides for market abuse rules in respect of Isle of Man incorporated entities trading in the United Kingdom or the European Union. As the securities of Lifezone Metals are traded on the NYSE, and not in the United Kingdom or an EU member state, market abuse rules does not apply to Lifezone Metals.
The Isle of Man Insider Dealing Act 1988 provides for insider dealing offences if an individual deals in securities with information as an insider, encourages another person to do so, or improperly discloses the information. This legislation extends to individuals within the Isle of Man at the time the offence is committed.
United States
The United States securities laws generally prohibit any person from trading in a security while in possession of material, non-public information or assisting someone who is engaged in doing the same. The insider trading laws cover not only those who trade based on material, non-public information, but also those who disclose material non-public information to others who might trade on the basis of that information (known as “tipping”). A “security” includes not just equity securities, but any security (e.g., derivatives). Thus, members of the Board, officers and other employees of Lifezone may not purchase or sell shares or other securities of Lifezone when in possession of material, non-public information about Lifezone (including our business, prospects or financial condition), nor may they tip any other person by disclosing material, non-public information about Lifezone.
We have policies in place to promote ethical conduct and mitigate against a variety of risks including insider trading. Lifezone also has adopted an insider trading policy. The Insider Trading and Share Dealing policy is available on the Governance Documents page of the website of Lifezone Metals, here: https://ir.lifezonemetals.com/governance/governance-documents/default.aspx.
Under our Insider Trading and Share Dealing Policy, any of our directors, officers, employees, consultants, contractors, agents and others acting on behalf of Lifezone Metals and any of its subsidiaries ("Covered Individuals") in possession of material non-public information are prohibited from trading in the securities of Lifezone Metals as well as from disclosing to a third party such material non-public information. The Insider Trading and Share Dealing Policy also contains restrictions on all Covered Individuals from trading in the securities of Lifezone Metals during certain periods of the year "blackout period", being:
• the period that begins on the last trading day of the third month of each fiscal quarter of Lifezone Metals and ends at the beginning of the first day that follows two full days of trading on NYSE after the release of the quarterly or annual results of Lifezone Metals to the public;
• if Lifezone Metals issues a suspension of trading because a material event is anticipated.
Covered Individuals should also not at any time engage in the following with respect to the shares of Lifezone Metals: (i) trading on a short-term basis; (ii) short sales; (iii) buying / selling puts, calls, derivatives; (iv) pledges and margin accounts, or incurring indebtedness secured by a margin or similar account in which Company shares are held, or lending out or borrowing any Company shares. Notwithstanding the foregoing, a blackout period should not prevent Lifezone Metals from (i) granting stock options and other equity awards to its personnel as approved by the Board in accordance with applicable laws and regulations and (ii) automatic purchases or dispositions in accordance with applicable laws and regulations pursuant to any written automatic trading plan established by Lifezone Metals or any its directors, officers, employees or consultants prior to the relevant periods.
Please refer also to Item 16B – Code of Ethics.
ITEM 16 K: CYBERSECURITY
Cybersecurity Threats Assessment and Risk Mitigation
Lifezone is committed to maintaining a robust cybersecurity framework that identifies, assesses, and mitigates material cybersecurity risks. To strengthen our cybersecurity posture, we have engaged a specialized IT and cybersecurity consultancy firm, to enhance our cybersecurity risk management, strategy, and governance capabilities. This engagement supplements our internal IT expertise and ensures compliance with evolving regulatory requirements and best practices.
Our IT infrastructure is managed by a dedicated internal team, supported by third-party managed service providers in the United Kingdom and Australia. Our staff works closely with the cybersecurity consultancy firm, which provides additional expertise in executive-level cybersecurity oversight, continuous cyber risk assessment, and ongoing improvements to our security posture.
Current Cyber Risk Management Approach
•Cyber Risk Assessments & Third-Party Audits: We conduct annual risk assessments, vulnerability scans, and penetration testing to proactively identify and address potential threats, often supported by external consultancy firms. Our retained cybersecurity consultancy firm provides independent cybersecurity assessments and works with our IT team to implement necessary improvements on an ongoing basis.
•Governance & Executive Oversight: Lifezone has established a cybersecurity governance policy, with third party experts providing additional expertise to assist the executive leadership and Board of Directors in risk evaluation, response planning, and mitigation strategies. We have established a virtual Chief Information Security Officers function that meets regularly with the internal team members.
•Integration of Third-Party Managed Services: The cybersecurity consultancy firm provides oversight to cybersecurity efforts of third-party managed service providers to ensure alignment with our security objectives.
•Incident Management & Continuous Improvement: Our team, along with third-party managed service firms, monitors, and analyses cyber threats in real-time and ensures continuous updates to security controls, infrastructure, and response protocols.
As of the date of this filing, there have been no material cybersecurity incidents that have affected our business strategy, financial condition, or results of operations.
Board and Management Oversight of Cybersecurity Risks

Board Oversight
The Board of Directors of Lifezone Metals has active oversight over cybersecurity risks as part of its broader enterprise risk management strategy. In collaboration with IT and cybersecurity consultancy firms and third-party managed service providers, the Board of Directors and management ensures that cybersecurity considerations are effectively integrated into business decisions and compliance frameworks.
•The Board of Directors receives at least quarterly updates on cyber risk assessments, security incidents, mitigation strategies, and emerging threats.
•External cybersecurity expertise is leveraged to provide the Board of Directors with insightful risk analysis and strategic recommendations to enhance security resilience.
•Board members with cybersecurity expertise contribute guidance on best practices and evolving regulatory expectations.
Management’s Role in Cybersecurity Risk Management
Lifezone's management team, supported by IT and cybersecurity consultancy firms, is responsible for the assessment, mitigation, and response to cybersecurity threats.
•The executive committee, in collaboration with external IT and cybersecurity consultancy firms, evaluates cyber risks, determines mitigation strategies, and ensures resource allocation for IT investments.
•Our internal team with relevant industry experience and in close cooperation with the Chief Financial Officer oversees Lifezone's IT security strategy, compliance, and operational execution and continuous improvements.
•Lifezone provides regular IT and security awareness trainings to ensure alignment with SEC cybersecurity requirements and industry best practices.
•Cybersecurity processes are embedded within broader corporate risk management to ensure a comprehensive, organization-wide approach.
Commitment to Ongoing Cybersecurity Enhancements
Lifezone remains committed to continuous improvements in cybersecurity resilience through:
•Regular cybersecurity framework updates based on lessons learned and emerging threat intelligence.
•Relevant IT and cybersecurity policies help compliance with SEC and international cybersecurity standards.
•Strategic investments in cybersecurity technologies to improve data protection, endpoint security, and access controls.
By integrating third-party expertise into our cybersecurity governance, we reinforce our commitment to safeguarding data, mitigating cyber threats, and ensuring investor confidence in our risk management capabilities.
This disclosure reflects Lifezone's proactive approach to cybersecurity and commitment to regulatory compliance, protecting our stakeholders, clients, and development partners worldwide. Cybersecurity attacks are on the rise and vulnerabilities pose significant corporate risks, including the risk of business interruption, data losses, breach of privacy and ultimately financial losses. Still, the above approach may not be adequate and able to mitigate against all or sophisticated future cybersecurity attacks, or material information technology incidences.

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable
ITEM 18. FINANCIAL STATEMENTS
The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of BDO, London, United Kingdom and Grant Thornton, Dublin, Ireland, independent registered public accounting firms, is included herein preceding the audited consolidated financial statements.

LIFEZONE METALS LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE YEARS ENDED DECEMBER 31, 2024

Contents
Reports of Independent Registered Public Accounting Firms (BDO LLP: London, United Kingdom: PCAOB ID # 1295 and Grant Thornton: Dublin, Ireland PCAOB ID # 1402)	F-2
Consolidated Statements of Comprehensive Loss	F-4
Consolidated Statements of Financial Position	F-5
Consolidated Statements of Changes in Equity	F-6
Consolidated Statements of Cash Flows	F-7
Notes to the Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Lifezone Metals Limited
Douglas, Isle of Man

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Lifezone Metals Limited (the “Company”) as of December 31, 2024, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 , and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.4 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO LLP
BDO LLP
We have served as the Company's auditor since 2024.
London, United Kingdom
April 9, 2025

Board of Directors and Shareholders
Lifezone Metals Limited
Opinion on the financial statements
We have audited the accompanying consolidated statements of financial position of Lifezone Metals Limited and its subsidiaries (“Lifezone”) as of December 31, 2023, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Lifezone as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for opinion
These consolidated financial statements are the responsibility of Lifezone’s management. Our responsibility is to express an opinion on Lifezone’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Lifezone in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ Grant Thornton
We served as Lifezone’s auditor from May 18, 2021 to September 11, 2024.

Dublin, Ireland
March 29, 2024, except for Note 2.2, as to which the date is April 9, 2025

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
for the years ended December 31, 2024, December 31, 2023 and December 31, 2022

		For the years ended,
		December 31
	Note	2024	2023	2022
		$	$	$
Revenue	5	140,522	1,477,826	2,927,460
(Including related party revenues of $nil, $814,087 and $2,854,869 in 2024, 2023 and 2022, respectively)
Cost of sales		(86,872)	(753,914)	-
Gross profit		53,650	723,912	2,927,460
(Loss) /gain on foreign exchange		(225,306)	179,640	(55,701)
Goodwill impairment	14	(9,020,813)	-	-
General and administrative expenses	9	(39,082,152)	(366,078,202)	(28,559,519)
Operating loss		(48,274,621)	(365,174,650)	(25,687,760)
Interest income	6	2,342,071	567,190	224,389
(Including interest income on shareholder loans of $nil, $6,841 and $10,137 in 2024, 2023 and 2022, respectively)
Gain on remeasurement of deferred consideration	24	-	156,047	235,505
Fair value gains on embedded derivatives	8	5,771,000	-	-
Interest expense	7	(6,434,657)	(211,979)	(266,354)
Loss before tax		(46,596,207)	(364,663,392)	(25,494,220)
Income tax	17	(540,126)	-	-
Loss for the year		(47,136,333)	(364,663,392)	(25,494,220)
Other comprehensive (loss) income:
Exchange (loss) gain on translation of foreign operations		(92,991)	(37,931)	115,864
Total other comprehensive (loss) income for the year		(92,991)	(37,931)	115,864
Total comprehensive loss for the year		(47,229,324)	(364,701,323)	(25,378,356)

Net loss for the year:
Attributable to ordinary shareholders of Lifezone		(46,305,239)	(363,874,560)	(23,583,342)
Attributable to non-controlling interests		(831,094)	(788,832)	(1,910,878)
Net loss for the year		(47,136,333)	(364,663,392)	(25,494,220)

Total comprehensive loss for the year:
Attributable to ordinary shareholders of Lifezone		(46,398,230)	(363,912,491)	(23,467,478)
Attributable to non-controlling interests		(831,094)	(788,832)	(1,910,878)
Total comprehensive loss for the year		(47,229,324)	(364,701,323)	(25,378,356)

Net loss per ordinary share:
Basic and diluted net loss per ordinary share	27	(0.59)	(5.34)	(0.40)

/s/ Ingo Hofmaier
Ingo Hofmaier
Chief Financial Officer
Date: April 9, 2025

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
as of December 31, 2024, December 31, 2023 and December 31, 2022

	Note	2024	2023 As restated	2022 As restated
		$	$	$
Assets
Non-current assets
Goodwill	14	-	9,020,813	-
Exploration and evaluation assets and mining data	16	117,577,523	69,810,603	18,455,306
Patents	15	674,336	615,103	602,867
Other intangible assets	15	215,484	299,101	92,096
Property and equipment	13	5,287,258	6,000,357	884,322
Right-of-use assets	13	1,239,679	1,693,512	352,307
Total non-current assets		124,994,280	87,439,489	20,386,898
Current assets
Inventories	12	162,003	100,780	49,736
Trade and other receivables	11	2,115,114	3,822,214	6,005,207
Subscription receivable		-	-	50,000,000
Related party receivable	23	98,133	1,508,243	-
Cash and cash equivalents	10	29,283,942	49,391,627	20,535,210
Total current assets		31,659,192	54,822,864	76,590,153
Total assets		156,653,472	142,262,353	96,977,051

Equity and Liabilities
Equity
Share capital	25	7,913	7,828	3,101
Share premium		185,070,706	178,686,328	25,436,656
Shared based payment reserve	26	275,917,120	265,558,785	25,483,348
Warrant reserves	25	15,017,257	15,017,257	-
Other reserves	25	67,732,146	66,412,147	57,731,195
Foreign currency translation reserve		(15,058)	77,933	115,864
Redemption reserve		280,808	280,808	280,808
Accumulated deficit		(454,470,401)	(408,165,162)	(44,290,602)
Total shareholders’ equity		89,540,491	117,875,924	64,760,370
Non-controlling interests		9,786,509	10,437,603	11,226,435
Total equity		99,327,000	128,313,527	75,986,805

Non-current liabilities
Lease liabilities	21	801,048	1,185,145	290,576
Deferred tax liability	17	529,018	-	-
Long term asset retirement obligation provision		-	-	303,000
Deferred consideration	24	-	-	3,689,755
Total non-current liabilities		1,330,066	1,185,145	4,283,331
Current liabilities
Lease liabilities	21	617,648	602,557	105,304
Trade and other payables	19	4,815,559	8,335,464	16,601,611
Provisions	20	3,434,062	-	-
Convertible debentures	22	26,235,808	-	-
Embedded derivative	22	20,768,000	-	-
Related party payables	23	125,329	132,048	-
Deferred consideration	24	-	3,693,612	-
Total current liabilities		55,996,406	12,763,681	16,706,915
Total liabilities		57,326,472	13,948,826	20,990,246

Total equity and liabilities		156,653,472	142,262,353	96,977,051

/s/ Ingo Hofmaier
Ingo Hofmaier
Chief Financial Officer
Date: April 9, 2025

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the years ended December 31, 2024, December 31, 2023 and December 31, 2022

	Share Capital	Share Premium	Shared Based Payment Reserve	Warrant Reserves	Other Reserves [2]	Foreign currency translation reserve	Redemption Reserve	Accumulated Deficit	Total Shareholders’ equity	Convertible loans issued	Non- controlling Interest	Total equity
	$	$	$	$	$	$	$	$	$		$	$
At January 1, 2022	1,843	25,436,656	9,988,094	-	-	-	280,808	(20,707,260)	15,000,141	39,040,000	(176,238)	53,863,903
Transactions with shareholders:
Movements in convertible loans (restated1)	-	-	-	-	33,033,979	-	-	-	33,033,979	(39,040,000)	6,006,021	-
Recognition of subscription shares (restated1)	-	-	-	-	40,192,470	-	-	-	40,192,470	-	9,807,530	50,000,000
Transaction costs on issuance of subscription shares	-	-	-	-	-	-	-	-	-	-	(2,500,000)	(2,500,000)
Movements in shared based payment reserve	-	-	15,495,254	-	(15,495,254)	-	-	-	-	-	-	-
Issuance of ordinary shares	1,258	-	-	-	-	-	-	-	1,258	-	-	1,258
Total transactions with shareholders (restated1)	1,258	-	15,495,254	-	57,731,195	-	-	-	73,227,707	(39,040,000)	13,313,551	47,501,258
Total loss for the year	-	-	-	-	-	-	-	(23,583,342)	(23,583,342)	-	(1,910,878)	(25,494,220)
Total other comprehensive income for the year	-	-	-	-	-	115,864	-	-	115,864	-	-	115,864
At December 31, 2022 (restated1)	3,101	25,436,656	25,483,348	-	57,731,195	115,864	280,808	(44,290,602)	64,760,370	-	11,226,435	75,986,805

1 Refer to Note 2.2

2 Other reserves includes the result of transactions with non-controlling interest that do not result in a loss of control, changes in warrant reserves and share based payments as a result of the Business Combination.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the years ended December 31, 2024, December 31, 2023, and December 31, 2022

	Share Capital	Share Premium	Shared Based Payment Reserve	Warrant Reserves	Other Reserves [2]	Foreign currency translation reserve	Redemption Reserve	Accumulated Deficit	Total Shareholders’ equity	Non- controlling Interest	Total equity
	$	$	$	$	$	$	$	$	$	$	$
As at January 1, 2023 (restated1)	3,101	25,436,656	25,483,348	-	57,731,195	115,864	280,808	(44,290,602)	64,760,370	11,226,435	75,986,805
Transactions with shareholders:
Exercise of share options	83	573,515	(11,103,650)	-	10,640,556	-	-	-	110,504	-	110,504
Exercise of RSUs	150	9,524,850	(14,379,698)	-	4,854,698	-	-	-	-	-	-
Share for share exchange	2,934	(2,934)	-	-	-	-	-	-	-	-	-
Issuance of shares:
Warrants:
Public Warrants	8	(6,944,463)	-	14,409,832	(6,587,352)	-	-	-	878,025	-	878,025
Private Placement Warrants	-	(380,475)	-	607,425	(226,950)	-	-	-	-	-	-
Earnouts:
Earnouts to shareholders	-	-	248,464,035	-	-	-	-	-	248,464,035	-	248,464,035
Earnouts to sponsors	-	-	17,094,750	-	-	-	-	-	17,094,750	-	17,094,750
Issuances to SPAC shareholders and sponsors	800	79,960,740	-	-	-	-	-	-	79,961,540	-	79,961,540
Issuance to PIPE Investors	702	70,172,468	-	-	-	-	-	-	70,173,170	-	70,173,170
Issuance to Simulus shareholders	50	6,029,950	-	-	-	-	-	-	6,030,000	-	6,030,000
Equity issuance costs	-	(5,683,979)	-	-	-	-	-	-	(5,683,979)	-	(5,683,979)
Total transactions with shareholders (restated1)	4,727	153,249,672	240,075,437	15,017,257	8,680,952	-	-	-	417,028,045	-	417,028,045
Total loss for the year	-	-	-	-	-	-	-	(363,874,560)	(363,874,560)	(788,832)	(364,663,392)
Total other comprehensive loss for the year	-	-	-	-	-	(37,931)	-	-	(37,931)	-	(37,931)
At December 31, 2023 (restated1)	7,828	178,686,328	265,558,785	15,017,257	66,412,147	77,933	280,808	(408,165,162)	117,875,924	10,437,603	128,313,527
1 Refer to Note 2.2

2 Other reserves includes the result of transactions with non-controlling interest that do not result in a loss of control, changes in warrant reserves and share based payments as a result of the Business Combination.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the years ended December 31, 2024, December 31, 2023, and December 31, 2022

	Share Capital	Share Premium	Shared Based Payment Reserve	Warrant Reserves	Other Reserves [2]	Foreign currency translation reserve	Redemption Reserve	Accumulated Deficit	Total Shareholders’ equity	Non- controlling Interest	Total equity
	$	$	$	$	$	$	$	$	$	$	$
As at January 1 ,2024	7,828	178,686,328	265,558,785	15,017,257	66,412,147	77,933	280,808	(408,165,162)	117,875,924	10,437,603	128,313,527
Transactions with shareholders:
Issuance of shares to debenture holders	9	553,277	-	-	-	-	-	-	553,286	-	553,286
Grant of RSUs	76	5,831,101	10,358,335	-	-	-	-	-	16,189,512	-	16,189,512
Glencore contribution in Lifezone US Recycling LLC	-	-	-	-	1,320,000	-	-	-	1,320,000	180,000	1,500,000
Total transactions with shareholders	85	6,384,378	10,358,335	-	1,320,000	-	-	-	18,062,798	180,000	18,242,798
Total loss for the year	-	-	-	-	-			(46,305,239)	(46,305,239)	(831,094)	(47,136,333)
Total other comprehensive loss for the year	-	-	-	-	-	(92,991)	-	-	(92,991)	-	(92,991)
At December 31, 2024	7,913	185,070,706	275,917,120	15,017,257	67,732,147	(15,058)	280,808	(454,470,401)	89,540,492	9,786,509	99,327,001
2 Other reserves includes the result of transactions with non-controlling interest that do not result in a loss of control, changes in warrant reserves and share based payments as a result of the Business Combination.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2024, December 31, 2023, and December 31, 2022

	Note	2024	2023	2022
		$	$	$
Cash flows from operating activities
Loss for the year		(47,136,333)	(364,663,392)	(25,494,220)
Adjustments for:
SPAC transaction expenses	9	-	76,857,484	-
Share based compensation expense	26	17,818,907	265,558,785	-
Impairment of goodwill	14	9,020,813	-	-
Interest income	6	(2,342,071)	(567,190)	(224,389)
Amortization of intangibles	15	181,991	163,147	71,095
Foreign exchange loss (gain)		201,314	(179,640)	55,701
(Gain) loss of disposal on property and equipment		(134)	-	271,791
Provision for VAT receivable	9	1,749,527	4,617,911	-
Provisions for withholding tax	20	3,434,062	-	-
Provision for bad debt		478,558	-	-
Interest expense	7	6,434,657	211,979	266,354
Fair value change in embedded derivative		(5,771,000)	-	-
Gain on remeasurement of deferred consideration	24	-	(156,047)	(235,505)
Depreciation of property and equipment and right-of-use assets	13	1,390,511	878,810	247,034
Tax paid on behalf of grantee on vesting of RSUs		(1,369,323)	-	-
Other movements		-	(37,931)	115,864
Income tax expense	17	540,126	-	-
Operating loss before working capital changes		(15,368,395)	(17,316,084)	(24,926,275)
Changes in trade and other receivables	11	638,844	(3,294,857)	(3,139,391)
Changes in related party receivables		931,552	114,216	(959,935)
Changes in inventories		(61,224)	(51,044)	(49,736)
Changes in prepaid mining license		-	353	4,783
Changes in customer credit to related party		-	-	(208,550)
Changes in related party payable	23	(7,405)	132,048	-
Changes in trade and other payables	19	(2,025,180)	(6,564,427)	12,243,789
Net cash used in operating activities		(15,891,808)	(26,979,795)	(17,035,315)
Cash flows from investing activities
Interest received from bank	6	2,342,071	560,349	214,252
Patent costs incurred		(157,608)	(90,978)	(92,545)
Expenditure on property and equipment	13	(892,779)	(697,431)	(277,364)
Expenditure on other intangible assets	15	-	(291,410)	(92,096)
Investment in exploration and evaluation assets	16	(49,951,501)	(51,355,297)	(5,709,171)
Acquisition of subsidiaries, net of cash acquired	28	-	(8,073,000)	(7,591)
Payment of deferred consideration relating to acquisition	24	(4,000,000)	-	(2,000,000)
Net cash used in investing activities		(52,659,817)	(59,947,767)	(7,964,515)
Cash flows from financing activities
Issue of share capital		76	-	-
Proceeds from exercise of stock options		-	110,504	-
Proceeds from exercise of warrants	25	-	878,025	-
Proceeds from issuance of debentures, net of OID	22	49,250,000	-	-
Payment of debenture interest	22	(1,796,105)	-	-
Net proceeds from PIPE transaction	1	-	70,173,170	-
Proceeds from SPAC acquisition	1	-	3,104,056	-
Share issuance costs		-	(5,683,979)	-
Payment of lease liabilities	21	(534,055)	(338,171)	(80,933)
Proceeds from non-controlling interests	1	1,500,000	47,500,000	-
Net cash provided by (used in) financing activities		48,419,916	115,743,605	(80,933)
Net increase (decrease) in cash and cash equivalents		(20,131,709)	28,816,044	(25,080,763)
Effect of exchange rate changes in cash		24,024	40,373	(8,137)
Cash and cash equivalents at beginning of the year		49,391,627	20,535,210	45,624,110
Cash and cash equivalents at end of the year		29,283,942	49,391,627	20,535,210
Please refer to Note 18 for significant non-cash transactions.

1. General information
Lifezone Metals Limited ("Lifezone Metals") is a limited company incorporated and domiciled in the Isle of Man, whose ordinary shares are publicly traded on the New York Stock Exchange ("NYSE") since July 6, 2023, under the trading symbol LZM. Lifezone's warrants trade on the NYSE under the symbol LZMW.
Lifezone Metals registered office is located at 2nd Floor, St George’s Court, Upper Church Street, Douglas, IM1 1EE, Isle of Man. The consolidated financial statements of Lifezone Metals for the year ended December 31, 2024, were authorized for release in accordance with a resolution of the Directors of Lifezone Metals on April 9, 2025.
Business Overview
Lifezone Metals together with all of its controlled subsidiaries (“Lifezone”) is committed to delivering cleaner and more responsible metals production and recycling. Through the application of our Hydromet Technology, we offer the potential for lower energy consumption, lower emissions and lower cost metals production compared to traditional smelting.
Our Kabanga Nickel Project in Tanzania is believed to be one of the world's largest and highest-grade undeveloped nickel sulfide deposits. By pairing it with our Hydromet Technology, we are working to unlock a new source of London Metal Exchange ("LME") grade nickel, copper and cobalt for the global battery metals markets, to empower Tanzania to achieve full in-country value creation and become the next premier source of Class 1 nickel.
Through our US-based recycling partnership, we are working to demonstrate that our Hydromet Technology can process and recover Platinum Group Metals ("PGM") from responsibly sourced spent Automotive Catalytic Converters ("Autocats"). Our process is expected to be cleaner and more energy efficient than conventional smelting and refining methods, enabling the circular economy for precious metals.
Information on Lifezone's group of companies is provided in Note 2.1.
Hydromet Technology Overview
Lifezone’s Hydromet Technology is amenable to processing and refining metals from sulfide minerals containing nickel, copper, cobalt, platinum, palladium, rhodium and gold. As of December 31, 2024, Lifezone has been granted or issued 162 patents and has 99 applications in progress in a total of 93 countries relating to Lifezone’s suite of Hydromet Technology and associated processes. These are categorized into six families of principal patents.

Compared to traditional pyrometallurgical smelting and refining technologies, Lifezone’s Hydromet Technology is expected to produce less carbon dioxide emissions per ton of metal produced with zero sulfur dioxide emissions, be more capital and operating cost efficient, have faster processing times and enable fully traceable refined LME-grade metals to enable enhanced supply chain transparency.
On July 18, 2023, Lifezone acquired Simulus Group Pty Ltd ("Simulus"), a leading hydrometallurgical laboratory and engineering company located in Perth, Australia. Prior to the acquisition, Simulus generated revenue by providing external hydrometallurgical test work and engineering services to a broad range of clients in the mining industry, including Lifezone. As of December 31, 2024, the primary activity at the Simulus laboratory has been the construction and operation of two hydromet pilot plants at its premises in Perth, that will substantiate the applicability of Lifezone’s Hydromet Technology for its two core commercial projects, the Kabanga Nickel Project and the recycling of PGM from salvaged Autocats.
Lifezone is focused on commercializing its Hydromet Technology across the metals and mining industry. Research and development are continuous alongside the broadening of Lifezone’s intellectual property portfolio through applications for additional patents to be applied to new opportunities in other metal groups and deposit types. Lifezone seeks to ensure that its Hydromet Technology remains protected through patent applications. In addition, Simulus is expected to have capacity in the future to provide revenue-generating bespoke test work and engineering services for external clients.

Kabanga Nickel Project
Lifezone’s primary metals asset is the Kabanga deposit in north-west Tanzania. Approximately 340 kilometers from Kabanga, a refinery is anticipated to be constructed that will utilize Lifezone’s Hydromet Technology to unlock a new source of fully traceable LME-grade nickel, copper and cobalt for the global battery metals markets, to empower Tanzania to achieve full in-country value creation and become the next premier source of Class 1 nickel. The refinery is expected to be located at a brownfield site in Kahama with existing infrastructure, a trained workforce and nearby rail, roads and airstrip. The results of the ongoing study work for the Kabanga Nickel Project are expected to be completed in mid-year 2025.
In October 2021, the Government of Tanzania issued the Special Mining Licence over the Kabanga deposit area, and on March 19, 2024, a Refining License was issued at the proposed refinery location in Kahama. The Government of Tanzania is a 16% shareholder in the Kabanga Nickel Project with a non-dilutable interest via its holding in Tembo Nickel Corporation Limited ("TNCL"). The remaining 84% in TNCL is owned by Kabanga Nickel Limited ("KNL"), a private limited company incorporated under the laws of England and Wales, whose shareholders are Lifezone (83.0%) and BHP Billiton (UK) DDS Limited ("BHP"), a UK based subsidiary of BHP Group Limited (17.0%) – the largest mining company in the world by market capitalization.
Lifezone is engaged in commercial discussions with global customers to monetize its portion of marketing rights with an offtake transaction. The end users of finished products from Kabanga are expected to be involved in the supply chain of battery EVs that will support the global energy transition towards decarbonization.
Platinum, palladium and rhodium recycling project in the United States
Lifezone’s Hydromet Technology intellectual property was initially conceived from test work on PGM mineral concentrates, and it’s first test work and scoping study was undertaken in 2014 to demonstrate the successful recovery of PGM from spent Autocats. Today, over 20% of the global PGM supply is derived from the secondary Autocats recycling market.
Recycling is expected to play an important role as an alternative supply of critical metals. However, current recycling practices, involving conventional smelting and refining, compound the carbon dioxide and sulfur emissions intensity of metal units. Through the application of its Hydromet Technology, Lifezone intends to break this energy-intensive and pollutive recycling chain by providing a cleaner, lower-emissions and responsibly sourced recycling solution.
Through Lifezone’s partnership with Glencore plc and its subsidiaries including Glencore Canada Corporation ("Glencore"), one of the world's largest globally diversified natural resource companies, Lifezone is evaluating the design and construction of a commercial-scale hydromet PGM recycling facility in the United States to recycle PGMs from Autocats.
In January 2024, Lifezone and Glencore each funded $1.5 million into a newly established US Lifezone group entity with proceeds designated towards the pilot program and the completion of a feasibility study currently underway at Simulus. The results are expected to demonstrate the effectiveness of Lifezone’s Hydromet Technology to recover and refine PGMs from Autocats which will form the basis of Glencore and Lifezone’s Final Investment Decision to construct the first Hydromet PGM recycling facility in the US. The feasibility study is expected to be completed in the first half of 2025. Following its initial $1.5 million investment, Glencore holds a 6% interest in the Project.
Background and basis for preparation
History and Organization
Lifezone Holdings Limited (“Lifezone Holdings”), an Isle of Man company was formed as a holding company for Lifezone Limited ("LZL"), a company limited by shares incorporated under the laws of the Isle of Man, and acquired 100% of the equity interest (including outstanding options and restricted stock units) in LZL on June 24, 2022, in consideration for issuing shares of Lifezone Holdings on a 1:1 basis to LZL shareholders at the time (following a 1:200 split of shares of LZL) (the “Lifezone Holdings Transaction”). Also, on June 24, 2022 (just prior to the Lifezone Holdings Transaction), the shareholders of KNL, other than LZL and BHP, exchanged their shares of KNL for shares of Lifezone Holdings on a 1:1 basis (the “Flip-Up”). The KNL options were also exchanged for options in Lifezone Holdings on a 1:1 basis as part of the Flip-Up.

As result of the Flip-Up, which was accounted for as a business combination under common control, LZL and KNL (together with its subsidiaries) are together viewed as the predecessors to Lifezone Holdings and its consolidated subsidiaries. As a result, the consolidated financial statements of Lifezone Holdings recognize the assets and liabilities received in the Lifezone Holdings Transaction and the Flip-Up at their historical carrying amounts, as reflected in the historical financial statements of LZL and KNL (together with its subsidiaries).
Lifezone Metals was incorporated on December 8, 2022, for the purpose of effectuating the Special Purpose Acquisition Company ("SPAC") Transaction discussed as below. Prior to the consummation of the SPAC Transaction, Lifezone Metals had no material assets and did not operate any businesses.
BHP Investments
On December 24, 2021, BHP invested $10 million in LZL and on December 24, 2021, KNL entered into a $40 million convertible loan agreement with BHP and LZL and BHP entered into the Lifezone Subscription Agreement in relation to the Kabanga Nickel Project. Following the conversion of the convertible loan on July 1, 2022, BHP held an 8.9% interest in KNL, reflected within Non-Controlling Interest ("NCI").
On October 14, 2022, BHP committed to invest a further $50 million in KNL in the form of equity under the T1B Subscription Agreement, the completion of which was subject to certain conditions. As at December 31, 2022, KNL assessed that all relevant closing conditions were substantially satisfied bringing BHP’s interest in KNL from 8.9% to 17.0%. Associated with this transaction, KNL paid $2.5 million equity issuance cost, with the liability to an investment bank accounted for as a payable in 2022.
In addition, a T2 Option Agreement was entered into between BHP, LZL and KNL in October 2022. BHP has the option to consummate a further investment in KNL, subject to the satisfaction of certain conditions, including the completion of, and agreement on, the Definitive Feasibility Study, agreement on the Joint Financial Model with the Government of Tanzania in respect of the Kabanga Nickel Project, the amendment of the articles of association of the TNCL Subsidiaries to remove the implied interest of the Government of Tanzania in the TNCL Subsidiaries and receipt of any necessary regulatory and tax approvals.
In the event the T2 Option Agreement is consummated, BHP would own a 60.7% majority stake in KNL and BHP would manage the development and operations of the project. The T2 option valuation price is based on 0.7 times the average net asset value of KNL, as assessed by three independent valuation experts. However, notwithstanding that BHP would own a majority of the shares of KNL, given the governance framework in the T2 Option Agreement, we expect that we would continue to have significant influence on the day-to-day operations of KNL
SPAC Transaction
On December 13, 2022, Lifezone and GoGreen Investments Corporation ("GoGreen"), a Cayman Islands exempted company under Section 4(a)(2) of the Securities Act and/or Regulation D, incorporated under the laws of the Cayman Islands and listed on the NYSE, entered into the business combination agreement ("BCA").
Lifezone, Lifezone Holdings and GoGreen consummated the SPAC Transaction pursuant to the BCA on July 6, 2023 (the “Closing” and the “Closing Date”). The transaction was unanimously approved by GoGreen’s Board of Directors and was approved at the Extraordinary General Meeting ("EGM") of GoGreen’s shareholders held on June 29, 2023. GoGreen’s shareholders also voted to approve all the other proposals presented at the EGM. As a result of the SPAC Transaction, Aqua Merger Sub, a company registered in The Cayman Islands, as the surviving entity after the SPAC Transaction, and Lifezone Holdings each became wholly owned subsidiaries of Lifezone. As Lifezone Holdings shareholders hold the majority of shares in the combined entity post the acquisition, and as Lifezone Holdings’s key management personnel continue to direct the combined business and Lifezone Holdings’s former shareholder control the board composition, Lifezone is considered the accounting acquirer.
The SPAC Transaction was accounted for as a capital reorganization ("Reorganization"). Under this method of accounting, GoGreen was treated as the “acquired” company for financial reporting purposes, with Lifezone being the accounting acquirer and accounting predecessor. Accordingly, the Reorganization was treated as the equivalent of Lifezone issuing shares at Closing of the Reorganization for the net assets of GoGreen. This was accompanied by a recapitalization via a Private Investment in Public Equity ("PIPE") transaction, which raised $70.2 million of gross proceeds.

The Reorganization, which is not within the scope of IFRS 3 - Business Combinations since GoGreen did not meet the definition of a business in accordance with IFRS 3, was accounted for as a share-based payment transaction within the scope of IFRS 2 - Share-based Payment. Accordingly, pursuant to IFRS 2, Lifezone recorded a one-time non-cash expense of $76.9 million recognized as a SPAC Transaction expense, based on the excess of the fair value of Lifezone shares issued at a value of $10 per share over the fair value of GoGreen’s identifiable net assets acquired.
GoGreen’s net assets as of July 6, 2023, prior to the Closing of the SPAC Transaction predominantly comprised of cash and cash equivalents, less current liabilities, which are together considered the fair value of GoGreen’s identifiable net assets. In accordance with IFRS 2 paragraph 10, the net assets of GoGreen will be stated at fair value, with no goodwill or other intangible assets recorded and any excess of fair value of Lifezone shares issued over the fair value of GoGreen’s identifiable net assets acquired represents compensation for the service of a stock exchange listing of its shares, shown as SPAC Transaction expenses below.

	Shares issued at Closing	Fair value per Share	Fair value of shares at closing date
			$
Previous GoGreen Sponsor shareholders	6,468,600	10.00	64,686,000
Previous GoGreen public shareholders	1,527,554	10.00	15,275,540
Total	7,996,154		79,961,540
Fair value of GoGreen net assets			(3,104,056)
SPAC Transaction expense			76,857,484
The BCA was signed concurrent to the closing of the PIPE transaction.
Prior to Closing, the SPAC incurred 94.47% of redemptions from public shareholders following a redemption vote deadline of June 27, 2023, leaving 1,527,554 residual shares in trust. At Closing, Lifezone acquired GoGreen and former GoGreen shareholders received the number of Lifezone Ordinary Shares and Warrants equal to their former holdings of GoGreen shares and warrants. The outstanding Warrants formerly associated with GoGreen are therefore recognized in Lifezone’s subsequently reported financial position.
Immediately prior to Closing, holders of all outstanding Lifezone Holdings options (18,054 in total) and RSUs (30,000 in total) elected to exercise or settle, respectively, their options and RSUs for Lifezone Holdings shares. All outstanding Lifezone Holdings shares were subsequently exchanged for shares in Lifezone Metals at July 6, 2023 at a ratio of c. 94:1.
The SPAC Transaction had a significant impact on Lifezone’s capital structure and operating results. The most significant change in Lifezone’s reported financial positions is an approximate increase in cash and cash equivalents of $73.3 million from proceeds from the PIPE transaction consummated substantially simultaneously with the SPAC Transaction and $16.5 million GoGreen cash (post redemptions, but before paying all existing GoGreen liabilities), resulting in $86.6 million gross proceeds for Lifezone before listing and equity issuance costs.
As a result of the SPAC Transaction, Lifezone Metals as the new parent company, became a United States Securities and Exchange Commission ("SEC") registered Foreign Private Issuer ("FPI") listed on the NYSE, which requires implementing procedures and processes to address public company regulatory requirements and customary practices.
Following Closing, but prior to the completion of the acquisition of Simulus on July 18, 2023, as described in detail below, Lifezone shareholders comprised all prior shareholders of Lifezone Holdings, prior shareholders of GoGreen (including its public shareholders post-redemptions and Sponsor shareholders) and all PIPE Investors resulting in Lifezone having a total of 77,693,602 shares issued and outstanding.
Pursuant to earnout arrangements under the BCA, former Lifezone Holdings and Sponsor shareholder will receive additional shares in Lifezone Metals if the daily Volume-Weighted Average Price ("VWAP") of shares in Lifezone equals or exceeds (i) $14.00 per share for any 20 Trading Days within a 30-Trading Day period (Trigger Event 1) and (ii) $16.00 for any 20 Trading Days within a 30-Trading Day period (Trigger Event 2). Of the total shares issued and outstanding, 1,725,000 shares are issued but held in escrow and relate to the Sponsor earnouts, which are subject to the occurrence of the two trigger events. Further information on the accounting earnouts is provided in Note 25.
Lifezone’s Form F-1 registration statement became effective on September 29, 2023, registering the resale of certain Lifezone Ordinary Shares and (private) Warrants owned by certain previous Lifezone Holdings Shareholders, the Sponsor shareholders (including its limited partners), PIPE Investors and the sellers of the Simulus business. Pursuant to the BCA, a 180-day lock-up period following the Closing Date applies to (i) 5,133,600 Lifezone Ordinary Shares, and 667,500 Warrants received by the Sponsor shareholders and (ii) the Lifezone shares received by the previous Lifezone Holdings Shareholders who owned 1.5% or more of the outstanding Lifezone Holdings shares prior to the Closing Date, in each case, subject to certain exceptions. 1,335,000 Lifezone shares received by the Sponsor shareholders were subject to a 60-day lock-up from the Closing Date.
Lifezone’s shareholdings at the time of the Closing are summarized below. The table below excludes shares issued at the completion of the acquisition of Simulus which was completed on July 18, 2023, as discussed in Note 28.

Shareholders	Shares At Closing	% At Closing	Shares (Fully Diluted)	Fully Diluted %
Previous Lifezone Holdings shareholders	62,680,131	80.7%	62,680,131	52.7%
Previous GoGreen Sponsor shareholders	6,468,600	8.3%	6,468,600	5.4%
Previous GoGreen public shareholders	1,527,554	2.0%	1,527,554	1.3%
PIPE Investors	7,017,317	9.0%	7,017,317	5.9%
Total	77,693,602	100.0%	77,693,602	65.3%

Warrants ($11.50 Exercise Share Price)
Previous GoGreen Public Warrants			13,800,000	11.6%
Previous GoGreen Sponsor warrants			667,500	0.6%
Total			14,467,500	12.2%

Earnout Trigger Event 1 ($14.00 per Share)
Previous Lifezone Holdings shareholders			12,536,026	10.5%
Previous GoGreen Sponsor shareholders			862,500	0.7%
Total			13,398,526	11.3%

Earnout Trigger Event 2 ($16.00 per Share)
Previous Lifezone Holdings shareholders			12,536,026	10.5%
Previous GoGreen Sponsor shareholders			862,500	0.7%
Total			13,398,526	11.3%

Fully Diluted Total			118,958,154	100.0%
Simulus acquisition
On March 3, 2023, Lifezone Asia-Pacific Pty Ltd ("LZAP"), a wholly owned subsidiary of Lifezone, signed a share sale agreement with the shareholders of Simulus, a leading hydrometallurgical laboratory and engineering company located in Perth, Australia.
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

Further information on the accounting of the Simulus acquisition is provided in Note 28.
Issuance of unsecured convertible debentures
On March 27, 2024, Lifezone completed a $50.0 million non-brokered private placement of unsecured convertible debentures.
Further information on the accounting of the convertible debenture transaction is provided in Note 22.
2. Significant accounting policies
2.1 Basis of preparation
Lifezone’s consolidated financial statements for the year ended December 31, 2024, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (“IASB”) and are reported in U.S. dollars (“USD” or “$”).
The consolidated financial statements have been prepared on a historical cost basis unless otherwise stated.
The principal accounting policies applied in the preparation of the consolidated financial statements have been consistently applied in all years presented. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement.
The consolidated financial statements incorporate the results of the Flip-Up as discussed in Note 1, as of June 24, 2022. Lifezone Holdings acquired 100% of the equity interest in LZL, a transaction accounted for using the predecessor value method. Business combinations under common control are outside the scope of IFRS 3, therefore, Lifezone management used its judgment to develop an accounting policy that is relevant and reliable, in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Management considered the application of the predecessor value method as the most appropriate (also known as merger accounting), which involves accounting for the assets and liabilities of the acquired business using existing carrying values of the acquired business.

Lifezone group entities and their country of incorporation are listed below:

	Principal activities	Country of incorporation	Principal place of Business	Percentage (%)
				Ownership	NCI	Ownership	NCI
Name of subsidiary				2024	2024	2023	2023
Aqua Merger Sub[1]	Holding company	The Cayman Islands	The Cayman Islands	N.A	N.A	100.0%	0.0%
Lifezone Holdings Limited	Holding company	Isle of Man	United Kingdom	100.0%	0.0%	100.0%	0.0%
Lifezone Limited	Holding company	Isle of Man	United Kingdom	100.0%	0.0%	100.0%	0.0%
Lifezone US Holdings Limited	Holding company	United Kingdom	United Kingdom	100.0%	0.0%	100.0%	0.0%
Lifezone Holdings US, LLC	Holding company	United State of America	United State of America	100.0%	0.0%	100.0%	0.0%
Lifezone Services US, LLC	Service company	United State of America	United State of America	100.0%	0.0%	100.0%	0.0%
Lifezone Recycling US, LLC	Recycling	United State of America	United State of America	94.0%	6.0%	100.0%	0.0%
LZ Services Limited	Service company	United Kingdom	United Kingdom	100.0%	0.0%	100.0%	0.0%
Kabanga Holdings Limited	Holding company	The Cayman Islands	The Cayman Islands	83.0%	17.0%	83.0%	17.0%
Kabanga Nickel Company Limited	Holding company	Tanzania	Tanzania	83.0%	17.0%	83.0%	17.0%
Kabanga Nickel Limited	Holding company	United Kingdom	United Kingdom	83.0%	17.0%	83.0%	17.0%
Kagera Mining Company Limited	Mining	Tanzania	Tanzania	83.0%	17.0%	83.0%	17.0%
Lifezone Asia-Pacific Pty Ltd	Service company	Australia	Australia	100.0%	0.0%	100.0%	0.0%
The Simulus Group Pty Limited	Holding company	Australia	Australia	100.0%	0.0%	100.0%	0.0%
Simulus Pty Limited	Laboratory and engineering	Australia	Australia	100.0%	0.0%	100.0%	0.0%
Romanex International Limited	Holding company	Canada	Canada	83.0%	17.0%	83.0%	17.0%
Tembo Nickel Corporation Limited	Mining	Tanzania	Tanzania	69.7%	30.3%	69.7%	30.3%
Tembo Nickel Mining Company Limited	Mining	Tanzania	Tanzania	69.7%	30.3%	69.7%	30.3%
Tembo Nickel Refining Company Limited	Refining	Tanzania	Tanzania	69.7%	30.3%	69.7%	30.3%
On October 17, 2023, Metprotech Pacific Pty Ltd changed its name to Lifezone Asia-Pacific Pty Ltd.
Lifezone Holdings US, LLC, Lifezone Services US, LLC, Lifezone US Holdings LLC and Lifezone Recycling US, LLC were incorporated on September 15, 2023, in the state of Delaware, USA.
Lifezone US Holdings Limited was incorporated on September 12, 2023, in England.
1Aqua Merger Sub, a company registered in The Cayman Islands was voluntarily dissolved on April 8, 2024.

The movement in NCI in Lifezone Recycling US, LLC represents the issuance of shares by Lifezone Recycling US, LLC to Glencore as part of the Recycling Subscription Agreement entered on January 10, 2024.
2.2 Restatement of prior period consolidated financial statements
In connection with the preparation of our consolidated financial statements for the year ended December 31, 2024, management identified a misstatement in our previously issued consolidated financial statements. Management has assessed the materiality of the misstatements on the 2022 and 2023 financial statements in accordance with the SEC Staff Accounting Bulletin (“SAB”) 99, Materiality and concluded that the correction is considered immaterial as it did not have any impact on the cash flows, income statement, loss per share, assets, liabilities and total equity in any of the prior years. However, in accordance with IAS 8 the prior year financial statements have been restated. These misstatements have been corrected for all periods by restating the 2022 and 2023 statement of financial position and statement of changes in equity.
The errors relate to the accounting of the investment by BHP in 2022 in KNL.
On December 24, 2021, BHP invested $10 million in LZL and on December 24, 2021, KNL entered into the T1A Loan Agreement relating to a $40 million convertible loan agreement with BHP and LZL; and BHP entered into the Lifezone Subscription Agreement in relation to the Kabanga Nickel Project. Following the conversion of the convertible loan on July 1, 2022, BHP held an 8.9% interest in KNL, reflected within Non-Controlling Interest ("NCI").

On October 14, 2022, BHP committed to invest a further $50 million in KNL in the form of equity under the T1B Subscription Agreement, the completion of which was subject to certain conditions. As at December 31, 2022, KNL assessed that all relevant closing conditions were substantially satisfied bringing BHP’s interest in KNL from 8.9% to 17%. Associated with this transaction, KNL paid $2.5 million equity issuance cost, with the liability to an investment bank accounted for as a payable in 2022.

At the time of the transaction, the $50 million and $40 million received by Lifezone was recorded as an increase to NCI (net of transaction costs) in the group financial statements. This accounting for NCI in the group financial statements was not in accordance with the correct guidance as outlined under Paragraph B96 of IFRS 10 – Consolidated Financial Statements. Previously, Lifezone attributed the entire consideration received from BHP to NCI, resulting in an overstatement of the NCI balance and an understatement of total shareholders’ equity.

The correct approach under IFRS 10 requires that the increase in NCI reflects only the share of the net assets of the KNL Group attributable to BHP, in this case the 17% share as December 31, 2022. IFRS 10 Paragraph B96 stipulates that when the proportion of the equity held by NCI changes, the carrying amounts of both the controlling and non-controlling interests should be adjusted to reflect the change in relative interests. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received should be recognized directly in equity, attributable to the parent’s owners.

Accordingly, Lifezone has restated its NCI and Other Reserves in the Consolidated Statement of Financial Position as of December 31, 2023 and December 31, 2022 and the Consolidated Statement of Changes in Equity for the years ended 31 December 2023 and 31 December 2022. The restatement had the effect of reducing NCI by $73.23 million and increasing other reserves by $73.23 million. The restatement did not have any impact on the consolidated statement of loss, loss per share, consolidated assets, liabilities and the statement of consolidated cash flows for any period.

The following tables present the effects of correcting this error on the Company’s financial statements as of December 31, 2022 and December 31, 2023:

	Lifezone Equity as previously reported as of December 31, 2023	Impact of correction of the error	Lifezone Equity restated as of December 31, 2023
	$	$	$
Equity
Share capital	7,828	-	7,828
Share premium	178,686,328	-	178,686,328
Shared based payment reserve	265,558,785	-	265,558,785
Warrant reserves	15,017,257	-	15,017,257
Other reserves	(6,814,302)	73,226,449	66,412,147
Foreign currency translation reserve	77,933	-	77,933
Redemption reserve	280,808	-	280,808
Accumulated deficit	(408,165,162)	-	(408,165,162)
Total shareholders’ equity	44,649,475	73,226,449	117,875,924
Non-controlling interests	83,664,052	(73,226,449)	10,437,603
Total equity	128,313,527	-	128,313,527

	Lifezone Equity as previously reported as of December 31, 2022	Impact of correction of the error	Lifezone Equity restated as of December 31, 2022
	$	$	$
Equity
Share capital	3,101	-	3,101
Share premium	25,436,656	-	25,436,656
Shared based payment reserve	25,483,348	-	25,483,348
Warrant reserves	-	-	-
Other reserves	(15,495,254)	73,226,449	57,731,195
Foreign currency translation reserve	115,864	-	115,864
Redemption reserve	280,808	-	280,808
Accumulated deficit	(44,290,602)	-	(44,290,602)
Total shareholders’ equity	(8,466,079)	73,226,449	64,760,370
Non-controlling interests	84,452,884	(73,226,449)	11,226,435
Total equity	75,986,805	-	75,986,805

Lifezone has also restated the starting point of the cash flow statement from total comprehensive loss for the year to loss for the year ended December 31, 2023 and December 31, 2022.
2.3 Basis of consolidation
The consolidated financial statements comprise the financial statements of Lifezone and its subsidiaries as of December 31, 2024. Control is achieved when Lifezone is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, Lifezone controls an investee if, and only if, Lifezone has:
•power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);
•exposure, or rights, to variable returns from its involvement with the investee; or

•the ability to use its power over the investee to affect its returns.
Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when Lifezone has less than a majority of the voting or similar rights of an investee, Lifezone considers all relevant facts and circumstances in assessing whether it has power over an investee, including:
•the contractual arrangement(s) with the other vote holders of the investee;
•rights arising from other contractual arrangements; and
•Lifezone’s voting rights and potential voting rights.
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
Profit or loss and each component of other comprehensive income or loss are attributed to the equity holders of the parent (Lifezone) and to the NCI, even if this results in the NCI having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with Lifezone’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of Lifezone are eliminated on full consolidation.
Lifezone attributes total comprehensive income or loss of subsidiaries between the owners of the parent and the NCIs based on their respective ownership interests.
2.4 Going concern
The management of Lifezone has assessed the going concern assumptions of Lifezone during the preparation of these consolidated financial statements. Lifezone had net loss of $47.1 million for the year ended December 31, 2024 (2023: $364.7 million) and accumulated losses of $454.5 million as at December 31, 2024 (2023: $408.2 million).
As at December 31, 2024, Lifezone had consolidated cash and cash equivalents of $29.3 million (2023: $49.4 million). The net cash used in operating activities for the year ended December 31, 2024 was $15.9 million (December 31, 2023: $27.0 million).
On March 21, 2024, Lifezone announced the signing of a binding subscription agreement in relation to a $50 million convertible note, followed on March 27, 2024, with the announcement of the closing of the convertible note transaction, raising $50 million of gross proceeds. Details of the $50 million convertible fundraising can be found in Note 22.
The consolidated financial statements have been prepared on a going concern basis which contemplates the continuity of normal business activities and the realization of assets and discharge of liabilities in the ordinary course of business. Lifezone has not generated significant revenues from operations and, as is common with many exploration-stage mining companies, Lifezone raises financing for its exploration, study and research and development activities in discrete tranches. Based on Lifezone’s current and anticipated liquidity and funding requirements, Lifezone will need additional capital in the future to fund its operations and project developments. In the event Lifezone issues additional equity in the future, shareholders could face significant dilution in their holdings.
Lifezone’s future operating losses and capital requirements may vary materially from those currently planned and will depend on many factors including Lifezone’s growth rate, the execution of various growth projects, and the demand for its Hydromet Technology, exploration and evaluation cost and capital costs in relation to the Kabanga Nickel Project and the PGM recycling project, and the demand and prices for the minerals we envision extracting in our metals extraction business and as well as for Lifezone’s working capital requirements.
To enhance the liquidity position and increase the cash reserve for existing operations and future investments, Lifezone continues to explore off-take arrangements for the metals that it expects to produce in the future from the

Kabanga Nickel Project, and it may in the future seek equity, mezzanine, alternative or debt financing. Additionally, Lifezone may receive the proceeds from any exercise of any Warrants in cash. Each Lifezone warrant represents the right to purchase one ordinary Lifezone share at a price of $11.50 per share in cash.
Lifezone believes the likelihood that warrant holders will exercise their Warrants, and therefore the amount of cash proceeds that it would receive is dependent upon the market price of the Lifezone Ordinary Shares. On December 31, 2024, the market price of Lifezone Ordinary Shares was $6.95. When the market price for Lifezone Ordinary Shares is less than $11.50 per share (i.e., the Warrants are deemed to be “out of the money”), we believe it is unlikely that Warrant holders will exercise their Warrants. If all the Warrants are exercised, an additional 14,391,150 Lifezone Ordinary Shares would be outstanding.
In the event that Lifezone is unable to secure sufficient funding, it may not be able to fully develop its projects, and this may have a consequential impact on the carrying value of the related exploration and evaluation assets and the investment in its subsidiaries as well as the going concern status of Lifezone. Given the nature of Lifezone’s current activities, it will remain dependent on equity, mezzanine, alternative or debt funding or monetizing the off-take from the Kabanga Nickel Project until such time as the Lifezone becomes self-financing from the commercial production of its mineral resources and royalties received from intellectual property rights linked to its Hydromet Technology. To the extent that Lifezone foresees increasing financing risks, jeopardizing the existence of Lifezone, Lifezone can accelerate the reduction of costs and aim for smaller, more targeted capital raises.
We expect that our cash and cash equivalents of $29.3 million as of December 31, 2024, will be sufficient to fund our operating expenses and capital expenditure requirements until February 2026. It is possible this period could be shortened if there are any significant increases in spending due to unplanned circumstances or risks materializing that require financial resources to be mitigated against. Our future viability is dependent on our ability to raise additional capital to fund existing project developments, new projects and acquisitions and to fund operations. The situation gives rise to a substantial doubt as there can be no assurance Lifezone will be able to raise required financing through a combination of equity offerings, debt financings, collaborations, strategic alliances, off-take agreements and/or licensing arrangements in the future. Notwithstanding this substantial doubt, the directors of Lifezone consider it appropriate to prepare the financial statements on a going concern basis. The financial statements do not include the adjustments to the amounts and classification of assets and liabilities that may be necessary Lifezone was unable to continue as a going concern.

2.5 Business combinations under common control
Business combinations involving entities under common control are outside the scope of IFRS 3 and there is no other specific IFRS guidance. Accordingly, management used its judgement to develop an accounting policy that is relevant and reliable, in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.
Business combinations under common control are accounted for using predecessor value method. The predecessor value method involves accounting for the assets and liabilities of the acquired business at the existing carrying values, and no goodwill is recorded. Any difference between the acquirer’s cost of investment and acquirees’ equity is presented separately as Other Reserves within equity on consolidation. The increase in the fair value of share-based payment reserves, assumed by Lifezone Holdings as part of the business combination under common control, are accounted for directly in equity under Other Reserves.
Lifezone has applied the predecessor value method with comparative periods restated as if the combination had taken place at the beginning of the earliest comparative period presented.
If Lifezone loses control of a subsidiary, it:
(a)derecognizes the assets (including goodwill) and liabilities of the subsidiary;
(b)recognizes the fair value of the consideration received;
(c)recognizes the fair value of any investments retained;
(d)recognizes any surplus or deficit in profit or loss; and
(e)reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss, if any.

(f)NCI will be subsequently measured through profit/loss and will be attributed based on ownership interest and distributions/dividends to the NCI.
2.5.1. Business combinations and goodwill
Business combinations, excluding the SPAC transaction described in Note 1, are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any NCI in the acquiree.
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
Initial measurement of any deferred consideration which arises from asset acquisition is recognized as a liability for the expected variable payments at the time of the transaction. Any change in the carrying value resulting from accretion of interest of the deferred consideration or remeasurement due to significant changes assumptions is recognized in the Statement of Comprehensive Loss.
Any deferred consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Deferred consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Deferred consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 - Financial Instruments - is measured at fair value, with changes in fair value recognized in in the consolidated statement of comprehensive income or loss in accordance with IFRS 9.
Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for NCI over the fair value of the identifiable net assets acquired and liabilities assumed.
If the fair value of the identifiable net assets acquired is in excess of the aggregate consideration transferred, Lifezone reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the Statement of Comprehensive Loss.
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
2.6 Functional and presentation currency
These consolidated financial statements are presented in "USD" which is the functional currency of Lifezone Metals, and all values are rounded to the nearest USD, except where otherwise indicated. The functional currency is the currency of the primary economic environment in which the entity operates. Accordingly, Lifezone presents its financial results and financial position in USD, expressed as $ in this document.

Certain subsidiaries of Lifezone Metals have functional currencies different from USD. LZ Services Limited ("LZSL"), a company incorporated in England and Wales has GBP as its functional currency whereas LZAP and Simulus are incorporated in Australia have functional currencies as AUD.
2.6.1 Foreign currency transactions and balances
Transactions in foreign currencies are initially recorded using the rate of exchange ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions, as well as from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the Statement of Comprehensive Loss.
Assets and liabilities are translated into Lifezone’s reporting currency using the exchange rates in effect at balance sheet dates. Equity accounts are translated at historical rates, except for the change in retained earnings during the year, which is the result of the income statement translation process. Revenue and expense accounts are translated using the weighted average exchange rate during the period. The cumulative translation adjustments associated with the net assets of foreign subsidiaries are recorded in accumulated foreign currency translation reserves in the Consolidated Statements Of Changes In Equity.
Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.
2.7 Revenue recognition
Revenue is attributable to consulting and management services with regards to Lifezone’s licenses of patents for use in mineral beneficiation operations of joint ventures primarily in Africa and consulting and management services to other companies. Revenue also includes research and laboratory services provided by our Simulus business in Australia.
Lifezone has not generated any revenues from its metal extraction and refining business as exploration work is in progress at the Kabanga Nickel Project.
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
2.8 Cost of sales
Cost of sales includes costs directly related to the provision of services.
2.9 Impairment of non-financial assets
2.9.1. Impairment of non-financial assets (excluding goodwill)
Lifezone assesses at each reporting date, whether there is an indication that an asset or Cash Generating Unit ("CGU") may be impaired. If any indication exists, or when annual impairment testing for an asset is required, Lifezone estimates the assets or CGU’s recoverable amount. An asset’s recoverable amount is the higher of an assets or CGU’s fair value less costs of disposals and its value in use.
When the carrying amount of an asset (or a CGU) exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. For assets where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately in the statement of comprehensive income.

An intangible asset with an indefinite useful life is not amortized but is tested annually for impairment.
2.9.2. Impairment of goodwill
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
2.10 Interest expense and income
Interest income is recognized using the effective interest rate method. Interest income is derived primarily from interest on deposits and cash in bank.
Interest expense is recognized using the effective interest rate method. Interest expense is incurred primarily on debt instruments, deferred considerations and finance leases.
2.11 Taxation
Tax expense is recognized in profit or loss and comprises the sum of current and deferred tax not recognized in other comprehensive income or directly in equity.
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:
•temporary differences on the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit; and
•temporary differences to the extent that it is probable that they will not reverse in the foreseeable future.
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
Lifezone did not recognize any deferred tax assets for the years ended December 31, 2024 and December 31, 2023.
2.12 Exploration and evaluation expenditure
Lifezone’s activities involve the search for mineral resources, the determination of the technical feasibility and the assessment of the commercial viability of an identified mineral resource, and reports exploration and evaluation expenditure by applying consistently an accounting policy developed using the IFRS framework, including definitions and concepts outlined in IFRS 6 - Exploration for and Evaluation of Mineral Resources.
Lifezone applies the area of interest method when accounting for exploration and evaluation costs. All direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis and mineral licenses adjacent to each other will be combined to a project, if managed together. Once the legal right to explore has been acquired, costs are charged to profit or loss as incurred, unless Lifezone concludes that future economic benefits are more likely than not to be realized. Capitalized exploration and evaluation expenditure includes a wide range of exploration, evaluation and study related costs, including related overhead costs and financing costs. Costs expensed during this phase are included in “General and administrative expenses’ in the consolidated statement of comprehensive income or loss.

Exploration and evaluation assets consist of certain mining data acquired in conjunction with the acquisition of the legacy Kabanga Nickel Project from Barrick Gold Corporation ("Barrick") and Glencore in 2021. Following the completion of the ongoing Definitive Feasibility Study which involves capital expenditure to identify and delineate mineral reserves through geological and geotechnical surveying and drilling, a Final Investment Decision will be made.
Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down. An impairment loss is recognized in the consolidated statement of comprehensive income or loss.
An exploration and evaluation asset shall no longer be classified as such when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable or at the latest when a Final Investment Decision is made, based on an assessment by senior management. Exploration and evaluation assets shall be assessed for impairment indicators, and any impairment loss recognized, before reclassification.
As of December 31, 2024, Lifezone had defined the Kabanga Nickel Project as its only exploration and evaluation asset, comprising a SML and several prospecting licenses in close proximity, all being explored for the same minerals, managed by the same personnel and owned by TNCL. Study work undertaken for the potential downstream processing at Kahama, was considered an integral part of the project, as it forms part of the Definitive Feasibility Study.
An impairment review is undertaken when indicators of impairment arise, but typically when one of the following circumstances apply:
•Rights to explore in an area have expired or will expire in the near future without renewal;
•No further exploration or evaluation is planned or budgeted;
•A decision is made to discontinue exploration and evaluation in an area because of the absence of commercial reserves, and;
•Sufficient data exists to indicate that the book value will not be fully recovered from future development and production (or a sale of the project).
On the basis of the above assessment, management is not aware of any facts or circumstances that would suggest the carrying amount of the exploration and evaluation asset may exceed its recoverable amount. As no impairment indicators have been identified, no impairment test has been performed.
2.13 Other intangible assets with finite lives
Lifezone’s other intangible assets consist of computer software and patents. Other intangible assets are initially recognized at acquisition cost or acquired as part of a business combination and carried at historical cost less accumulated amortization and impairment losses, if any. Subsequent acquisitions are included in the asset’s carrying amount or recognized as a separate asset as appropriate only when it is probable that future economic benefits associated with the item will flow to Lifezone and the cost of the item can be measured reliably.
Other intangible assets are amortized on a straight-line basis over their estimated useful lives, which are as follows:

Computer software	3 years
Patents	12 years
Other Intangible assets with finite lives are assessed for impairment whenever there is an indication that the intangible asset may be impaired.

2.14 Property and equipment
Property and equipment are initially recognized at acquisition cost and carried at historical cost less accumulated depreciation and impairment losses, if any. Subsequent acquisitions are included in the asset’s carrying amount or recognized as a separate asset as appropriate only when it is certain the item can be measured reliably. Depreciation is calculated using the straight-line method to allocate the property and equipment’s value over the lower of their legal or estimated useful lives. Property and equipment with indefinite lives are not depreciated and are assessed for impairment on an annual basis. All repair and maintenance costs are recognized in profit or loss as incurred.
Depreciation is calculated on a straight-line basis over the estimated economic lives of the following assets:

Office and computer equipment	5 years
Laboratory and testing equipment	2-5 years
Buildings	40 years
Transportation equipment	5 years
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
2.15 Right-of-use assets and lease liabilities
Lifezone has leases contracts used in its operations with a lease term of 3 - 5 years. Lifezone’s obligations under its leases are secured by the lessor’s title to the leased assets.
Lifezone recognizes right-of-use assets at the commencement date of the lease (i.e., the date when the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. Right-of-use assets are also tested for impairment as covered by Note 2.8.1.
Liabilities arising from a lease are initially measured at the present value of the future lease payments discounted using the interest rate implicit in the lease or the incremental borrowing rate in case the interest rate implicit in the lease is not readily determinable.
The main components of the lease payments included in the measurement of the lease liability comprise the following:
•fixed lease payments;
•variable lease payments that are linked to an index (consumer price index); and
•lease payments in an optional renewal period if Lifezone is reasonably certain to exercise an extension option.
Lease payments contain two elements, principal and interest. Interest expense is presented as part of interest costs in the consolidated statements of comprehensive income/loss and measured using the effective interest method. Principal and interest portions of lease payments have been presented within financing activities in the consolidated statement of cash flows. The carrying amount of lease liabilities is remeasured if there is change in the future lease payments due to change in index or rate.
If ownership of the leased asset transfers to Lifezone at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset and depreciated on a straight-line basis.

2.16 Inventories
Inventories are stated at the lower of cost (calculated on a weighted average basis) and net realizable value. Net realizable value refers to the net amount that an entity expects to realize from the sale of inventory in the ordinary course of business. Inventories currently largely consist of fuel used by vehicles, machinery and for power generation in relation to the Kabanga Nickel Project and consumables used in our laboratory in Australia. Cost comprises direct purchase costs.
2.17 Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and demand deposits, together with other short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of negatives changes in value. At various times during the year ended December 31, 2024, Lifezone maintained cash balances in banks in excess of insurable limits.
Lifezone has not experienced any losses on such amounts.
2.18 Share-based payments
As required by IFRS 2, equity-settled share-based payment transactions are measured at the fair value of the goods or services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods, or the counterparty renders the service.
Where equity-settled share options or units are awarded, the fair value of the options or units at the date of grant is recognized as an expense where there are non-vesting conditions or market vesting conditions. Non-vesting conditions and market vesting conditions are factored into the fair value of the options or units granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these non-vesting and market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.
All equity-settled share-based payments are reflected in share-based payments reserve, until exercised.
2.19 Warrants
Warrants are classified as either a liability or equity on inception, depending on the terms of the agreement. Warrants are only classified as equity when they are settled by the entity delivering a fixed number of its own equity instruments and receiving a fixed amount of cash or another financial asset. Lifezone assesses the appropriate classification of Warrants at the time of inception.
Lifezone determined that both the Public Warrants and Private Placement Warrants should be classified as equity in accordance with IAS 32 - Financial Instruments: Presentation. Refer to Note 25 for detail.
The fair value of both the Public Warrants and Private Warrants are valued independently using a Black-Scholes option pricing model.
2.20 Earnouts
Earnouts represent payment arrangements whereby the additional purchase consideration on acquisition is contingent on the future financial performance of Lifezone. Earnouts are classified as either a liability or equity on inception, depending on the terms of the agreement.
Lifezone determined that both Lifezone Holdings and Sponsor shareholder earnout should be classified as equity after assessment and IFRS 2. Refer to Note 26 for details.
The fair value of earnouts are valued independently based on a Monte Carlo simulation model.

2.21 Provisions
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
Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. The periodic unwinding of the discount is recognized in the Statement of Comprehensive loss as part of interest expense. As at December 31, 2024 no provision for asset retirement obligation was required given all disturbances to natural environment have been made good by Lifezone.
2.22 Financial instruments
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
After initial recognition, these are measured at amortized cost using the effective interest method and are subject to impairment. Discounting is omitted where the effect of discounting is immaterial. Lifezone’s cash and cash equivalents, other receivables, related party receivables and receivables from joint ventures fall into this category of financial instruments measured at amortized cost.
Derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from Lifezone’s consolidated statement of financial position) when:
•The rights to receive cash flows from the asset have expired, or
•Lifezone has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a pass-through arrangement; and either (a) Lifezone has transferred substantially all the risks and rewards of the asset, or (b) Lifezone has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
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
Impairment of financial assets
Lifezone measures the impairment of financial assets in an amount equal to the expected credit loss. In determining whether the credit risk of a financial asset has increased significantly since the initial recognition and in estimating the expected credit losses, Lifezone considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes quantitative and qualitative information and analysis, based on the historical experience, credit assessment and considering forward-looking information.
Interest income
For all financial instruments measured at amortized cost, interest income is recognized using the effective interest rate method. The effective interest rate is the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Interest income is recognized in the statement of comprehensive loss.
Classification and initial measurement of financial liabilities
All financial liabilities are recognized initially at fair value. Lifezone’s financial liabilities include convertible debenture debt, trade and other payables and deferred consideration.
Financial liabilities are measured subsequently at amortized cost using the effective interest method unless the finance liabilities are classified as Financial Liabilities at Fair Value Through Profit and Loss ("FVTPL") with gains or losses recognized in profit or loss. The embedded derivative in our convertible debentures are classified as FVTPL with gains or losses recognized in profit or loss.
All interest-related charges and, if applicable, changes in an instrument’s fair value (example embedded derivatives) are reported in profit or loss.
Payables
This category pertains to financial liabilities that are not held for trading or not designated as at FVTPL upon the inception of the liability. These include liabilities arising from operations (e.g., accounts payable and accrued liabilities). Payables are recognized initially at fair value and are subsequently carried at amortized cost. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate.
This accounting policy applies to the Lifezone’s trade and other payables.
Derecognition
Financial liabilities are derecognized when the associated obligation is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in profit or loss.
2.23 Fair value measurement
This section describes the valuation methodologies Lifezone uses to measure financial and non-financial instruments accounted for at fair value including certain liabilities like embedded derivatives.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•In the principal market for the asset or liability or
•In the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by Lifezone.
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
Financial Instruments for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
•Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities
•Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
•Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable
External valuers are engaged by Lifezone for valuation of share options, earnout, warrants, restricted stock units and embedded derivatives. Involvement of external valuers is determined by management based on market knowledge, reputation, independence and whether professional standards are maintained. Fair values of share options, earnout, warrants, restricted stock units and embedded derivatives are categorized as Level 3 fair values under IFRS.
2.24 Investments in joint ventures
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
Lifezone determines at each reporting date whether there is any objective evidence that the investment in joint ventures is impaired.
2.25 Adoption of new and revised standards
New standards issued and effective
New IFRS, amendments and Interpretations adopted in the current year do not have a significant impact on the Group’s financial results or position. The following new amendments were adopted in the current year:
•Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
•Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

•Non-current Liabilities with Covenants (Amendments to IAS 1)
•Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
New and amended standards not yet effective
At the date of authorization of these financial statements, several new, but not yet effective, IFRS and amendments to existing IFRS and Interpretations have been published by the IASB. None of these IFRS or amendments to existing IFRS have been adopted early by Lifezone.
Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. The standards and interpretations that are issued, but are not yet effective, up to the date of issuance of the Lifezone’s financial statements that Lifezone reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date, are disclosed below.
•Lack of Exchangeability (Amendments to IAS 21) - applies from January 1, 2025
•Amendments to the Classification and Measurement and impairment of Financial Instruments (Amendments to IFRS 9 and IFRS 7) - applies from January 1, 2026
•IFRS 18 Presentation and Disclosure in Financial Statements - applies from January 1, 2027
•IFRS 19 Subsidiaries without Public Accountability: Disclosures - applies from January 1, 2027
Lifezone is currently assessing the effect of these new accounting standards and amendments.
3. Key sources of estimation and uncertainty
Significant accounting judgements and estimates
The preparation of the Lifezone’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures including the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in the future period.
3.1 Significant accounting judgements
3.1.1 Business Combination due to Ownership Change (Flip-Up of Ownership)
Lifezone Holdings was formed as a holding company for LZL and acquired 100% of the equity interest (including outstanding options and restricted stock units) in LZL on June 24, 2022, in consideration for issuing shares of Lifezone Holdings on a 1:1 basis to LZL shareholders at the time (following a 1:200 split of shares of LZL) (the “Lifezone Holdings Transaction”). Also, on June 24, 2022 (just prior to the Lifezone Holdings Transaction), the shareholders of KNL, other than LZL and BHP, exchanged their shares of KNL for shares of Lifezone Holdings on a 1:1 basis (the “Flip-Up”). The KNL options were also exchanged for options in Lifezone Holdings on a 1:1 basis as part of the Flip-Up.
As result of the Flip-Up, which was accounted for as a business combination under common control, LZL and KNL (together with its subsidiaries) are together viewed as the predecessors to Lifezone Holdings and its consolidated subsidiaries. As a result, the consolidated financial statements of Lifezone Holdings recognize the assets and liabilities received in the Lifezone Holdings Transaction and the Flip-Up at their historical carrying amounts, as reflected in the historical financial statements of LZL and KNL (together with its subsidiaries).
Management could either use the acquisition or predecessor value method to account for the business combination. In order to determine which method suits the business combination best, management considered the following facts in making the determination:
•ownership remains unchanged throughout the Flip-Up;

•no cash exchanged hands in the Lifezone Holdings Transaction;
•the management of the combining entities is typically performed with respect to each other. This occurred both before and after the Flip Up; and
•the purpose of this Flip Up of ownership is to simplify the organizational structure. This is evidenced by the fact that the ultimate owners of Lifezone remain the same before and after the Flip-Up.
Based on the four points above, predecessor accounting was deemed the appropriate method of accounting for the Business Combination.
3.1.2 Use of Going Concern Assumption
The use of going concern assumption requires management to make judgments at a particular point in time about the future outcome of events and conditions that are inherently uncertain. The underlying assumption in the preparation of financial statements is that Lifezone has neither the intention nor the need to liquidate the business. Management takes into account a whole range of factors related to expected probability and sources of financing and expected costs.
3.1.3 Exploration and evaluation assets
The application of Lifezone’s accounting policy for exploration and evaluation expenditure requires judgement, the use of estimates and assumptions to determine whether future economic benefits are likely from either future exploitation or sale. Under IFRS 6, entities recognizing exploration and evaluation assets are required to perform an impairment test on those assets when specific facts and circumstances outlined in the standard indicate an impairment test is required. The assets are tested if impairment indicators exist or whether the technical feasibility and commercial viability of extracting a mineral resource is demonstrable.
Lifezone capitalizes certain exploration and evaluation expenses in accordance with its accounting policy. There is no certainty that costs incurred during exploration and evaluation will result in discoveries of commercial quantities of minerals. Lifezone applies judgment to determine whether indicators of impairment exist for these capitalized costs.
At December 31, 2024, Lifezone concluded that no impairment indicators exist for any of its exploration and evaluation assets and that the capitalized costs are supported by external (market capitalization) and internal valuations.
3.1.4 Assessment of classification of earnouts
Earnouts represent payment arrangements whereby the additional purchase consideration on acquisition is contingent on the future financial performance of Lifezone. Earnouts are classified as either a liability or equity on inception, depending on the terms of the agreement. Lifezone determined both the Lifezone Holdings and the Sponsor shareholder earnout should be classified as equity after assessment under IFRS 2. Refer to Note 26 for detail.
3.1.5 Assessment of Warrants
Lifezone assumed the outstanding Warrants of the SPAC following the SPAC Transaction. Under the BCA, all existing warrants of the SPAC were replaced for Lifezone Warrants, which entitle holders of Warrants to Lifezone Ordinary Shares upon exercise.
Management applied IAS 32 to determine whether the assumed Warrants are financial liabilities or equity instruments. As the Warrants may only be exercised for a fixed number of shares for a fixed price, Lifezone concluded that the Warrants should be accounted for as an equity instrument.

3.1.5 Classification of deferred consideration
The payments of deferred consideration have been recognized as cash outflows from investing activities in the consolidated statement of cash flows as it represents amounts paid for the acquisition of mining data. Lifezone believes that this is the appropriate classification in accordance with the nature of the underlying transaction and payment terms which are not deemed to have any financing element embedded.
3.2 Significant accounting estimates
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. Lifezone based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of Lifezone. Such changes are reflected in the assumptions when they occur.
3.2.1 Impairment of non-financial assets goodwill
Goodwill is tested at least annually for impairment as part of a CGU, and the recoverable amount is based on the value in use. The estimation of recoverable amount requires management to make significant assumptions, including projected cash flows, discount rates and growth rates. The assumptions used in the calculation of goodwill’s recoverable amount are presented in Note 14.
3.2.2 Share-based payments – Fair value of options and restricted stock units (RSUs)
Lifezone had equity-settled awards as an incentive to certain senior management, employees, and consultants. These equity-settled awards include restricted share units, share options and earnouts. The fair value of equity-settled awards granted that are assessed as non-vesting is recognized as an expense with a corresponding credit to the share-based payment reserve. The fair value is estimated at the date of grant using the Monte Carlo simulation model, taking into account the terms and conditions attached to the grant. Share-based payments issued without a service condition are expensed in full at the grant date. Key inputs used in making the estimate include volatility, risk free interest rate, a discount for lack of marketability and probability of vesting.
3.2.3 Share-based payments – Fair value of earnouts
Earnouts represent payment arrangements whereby the additional purchase consideration on acquisition is contingent on the future financial performance of Lifezone. Earnouts are classified as either a liability or equity on inception, depending on the terms of the agreement. Earnouts assessed to be share-based payments under IFRS 2 are measured at fair value at grant date. The fair value is an estimate made using the Monte Carlo simulation model. This valuation model requires management to make key inputs and assumptions, including equity volatility, risk-free rate, and probability of change of control. Refer to Note 26 for key inputs used in the valuation.
3.2.4 Fair value of Warrants
Warrants classified as equity are measured at fair value at recognition. The fair value of both the Public Warrants and Private Placement Warrants are valued using a Black-Scholes pricing model, taking into account the terms and conditions attached to the Warrants. Key inputs used in making the estimate are disclosed in Note 25.
3.2.5 Hybrid Financial Instruments: Convertible debentures with embedded derivatives
Lifezone has issued convertible debentures with embedded derivatives, classified as hybrid financial instruments, which are initially measured at fair value and adjusted for transaction costs.
The host debt instrument is classified and measured at amortized cost, while the embedded derivatives are accounted for separately at FVTPL.
On initial recognition, Lifezone uses the residual value method to allocate the principal amount of the convertible debentures between the two components: a host debt instrument and embedded derivatives. Under this method, the fair value of the embedded derivative is determined first, and any residual amount is assigned to the host debt instrument. Any subsequent changes in the fair value of the embedded derivative is recorded in the consolidated statement of comprehensive loss. The host debt instrument is measured using the effective interest method in all subsequent periods.
The effective interest method is a method for calculating the amortized cost of a financial liability, and for allocating the interest expenses throughout the relevant credit period. The effective interest rate is the rate which accurately discounts the forecasted future cash flows over the financial liability’s expected lifetime to its’ carrying value, or, when appropriate, over a shorter period.
4. Segment information
For management purposes, Lifezone is organized into business units based on the main types of activities and has three reportable operating segments, as follows:
•Metals extraction and refining business;
•Intellectual property licensing business; and
•Corporate.
The Metals extraction and refining segment of the business consists of Lifezone’s interest in KNL, comprising the Kabanga Nickel Project in Tanzania. The intellectual property segment comprises patents residing with and managed by Lifezone’s subsidiary LZL, a team of highly trained engineers and scientists based in Lifezone’s Simulus hydromet laboratory based in Perth, a strategic partnership with Sedibelo Resources Limited ("SRL") and Industrial Development Corporation ("IDC") regarding the development of the potential Kell-Sedibelo-Lifezone Refinery and the agreement between Lifezone and Glencore to recycle PGM in the United States.
The Chief Executive Officer ensures that the corporate strategy is being implemented. He manages Lifezone on a day-to-day basis, monitors the operating results of its three business units separately for the purpose of making decisions about resource allocation and performance assessment and is Lifezone’s Chief Operating Decision Maker. Segment performance is evaluated based on cash flows and operating profit or loss before taxes.

Lifezone’s financing and treasury operations are centrally managed at the group level. These activities, along with other group-related functions, are reported under Corporate. Additionally, Corporate includes the provision of management services to the other two operating segments.

Each of these operating segments is managed separately as each requires different technological and management expertise, marketing approaches and other resources.

Inter-segment eliminations and transactions are identified separately, and the combined segments’ information is reconciled to the Statement of Financial Position and Statement of Comprehensive Income. Inter-segment revenues are eliminated upon consolidation and reflected in the "Inter-segment eliminations" column.

	Intellectual Property	Metals Extraction	Corporate	Inter-Segment eliminations	Total
	$	$	$	$	$
For the year ended December 31, 2024
Revenue from customers	4,169,658	-	6,914,532	(10,943,668)	140,522
Cost of Sales	(2,071,949)	-	(6,773,508)	8,758,585	(86,872)
Gain (loss) on foreign exchange	(8,112)	471,663	(693,104)	4,247	(225,306)
Goodwill impairment	(9,020,813)	-	-	-	(9,020,813)
General and administrative expenses	(4,190,621)	(5,256,215)	(29,913,671)	1,767,150	(37,593,357)
Depreciation and amortization	(1,359,611)	(39,199)	(89,985)	-	(1,488,795)
Interest income	76,438	961	4,423,867	(2,159,195)	2,342,071
Fair value gain on embedded derivatives	-	-	5,771,000	-	5,771,000
Interest expense	(30,809)	(353,530)	(6,050,318)	-	(6,434,657)
Loss before tax	(12,435,819)	(5,176,320)	(26,411,187)	(2,572,881)	(46,596,207)

For the year ended December 31, 2024
Segment assets	7,185,012	123,400,083	92,982,474	(66,914,097)	156,653,472
Segment liabilities	(3,792,443)	(64,496,247)	(58,389,664)	69,351,882	(57,326,472)

	Intellectual Property	Metals Extraction	Corporate	Inter-Segment eliminations	Total
	$	$	$	$	$
For the year ended December 31, 2023
Revenue from customers	9,153,646	-	5,492,548	(13,168,368)	1,477,826
Cost of Sales	(753,914)	-	-	-	(753,914)
Interest income	106,998	307,610	152,582	-	567,190
Gain (loss) on foreign exchange	(23,662)	203,621	(319)	-	179,640
General and administrative expenses	(4,989,038)	(8,027,952)	(365,516,596)	13,168,368	(365,365,218)
Depreciation and amortization	(473,752)	(220,869)	(18,363)	-	(712,984)
Gain on remeasurement of deferred consideration	-	156,047	-	-	156,047
Interest expense	(9,365)	(187,293)	(15,321)	-	(211,979)
Income (loss) before tax	3,010,913	(7,768,836)	(359,905,469)	-	(364,663,392)

For the year ended December 31, 2023
Segment assets	29,653,933	76,110,868	36,497,552	-	142,262,353
Segment liabilities	(6,228,145)	(12,044,608)	(1,706,834)	6,030,761	(13,948,826)

	Intellectual Property	Metals Extraction	Corporate	Inter-Segment eliminations	Total
	$	$	$	$	$
For the year ended December 31, 2022
Revenue from customers	12,472,124	-	-	(9,544,664)	2,927,460
Interest income	95,063	129,221	105	-	224,389
Loss on foreign exchange	(6,068)	(49,633)	-	-	(55,701)
General and administrative expenses	(2,501,835)	(32,841,783)	(2,559,874)	9,544,664	(28,358,828)
Depreciation and amortization	(71,096)	(125,856)	(3,739)		(200,691)
Gain on remeasurement of deferred consideration	-	235,505	-	-	235,505
Interest expense	-	(265,294)	(1,060)	-	(266,354)
Income (loss) before tax	9,988,188	(32,917,840)	(2,564,568)	-	(25,494,220)

For the year ended December 31, 2022
Segment assets	4,996,914	80,778,122	11,202,015	-	96,977,051
Segment liabilities	(7,126,752)	(11,672,596)	(2,190,898)	-	(20,990,246)

Note: Prior period numbers have been reclassified from Intellectual Property and Metals Extraction to show Corporate as a separate column.

Geographical analysis

	For the years ended,
Revenue from external customers	December 31, 2024		December 31, 2023		December 31, 2022
	$		$		$
South Africa	-		810,350		2,866,617
Australia	140,522		384,358		11,701
Rest of the world	-		283,118		49,143
	140,522	—	1,477,826	—	2,927,460
As at December 31, 2024, Lifezone had non-current assets of $124,994,280 (2023: $87,439,489) of which $120,092,503 (2023: $72,079,131) related to the Kabanga Nickel Project in Tanzania, $4,222,057 (2023: $14,731,033) related to Australia and $679,720 (2023: $629,325) to the United Kingdom and United States.

5. Revenue

	For the years ended,
	December 31, 2024	December 31, 2023	December 31, 2022
	$	$	$
Kellplant Proprietary Ltd	-	129,680	1,510,830
Kelltechnology SA Proprietary Ltd	-	684,407	1,344,039
Consulting and management fee from joint ventures	-	814,087	2,854,869
Other revenue	140,522	663,739	72,591
Total revenue	140,522	1,477,826	2,927,460

Revenue is attributable to hydromet consulting related to mineral beneficiation operations and technical and laboratory services provided by Simulus. Details of sales to the joint ventures are disclosed in Note 29.
Other revenue of $140,522 during the year ended December 31, 2024 ($663,739 during the year ended December 31, 2023), relates to services provided by Simulus to third party customers following its acquisition as disclosed in Note 1 and Note 28.
6. Interest income

	For the years ended,
	December 31, 2024	December 31, 2023	December 31, 2022
	$	$	$
Interest on related party loan	-	6,841	6,821
Interest on bank deposits	2,342,071	560,349	217,568
Total interest income	2,342,071	567,190	224,389
Lifezone manages interest generating opportunities through corporate treasury operations by investing group cash in overnight Secured Overnight Financing Rate ("SOFR") or term deposit facilities provided by its two main international banks. Lifezone earned interest ranging 3.6% - 5.1% during the year ended December 31, 2024 (0.1% - 5.2% during the year ended December 31, 2023) on these two types of deposits.
7. Interest expense

		For the years ended,
		December 31, 2024	December 31, 2023	December 31, 2022
		$	$	$
Interest accretion on deferred consideration	24	306,388	159,904	243,657
Interest accretion on lease liability	21	86,407	52,075	20,745
Debenture interest	22	6,039,527	-	-
Other interest expenses		2,335	-	1,952
Total interest expense		6,434,657	211,979	266,354
Interest accretion on deferred consideration liability relates to the acquisition of the Kabanga Nickel Project from Barrick and Glencore in 2019. Refer to Note 24 for further details.

Interest on leases relate to leased office and warehouse premises by Tanzanian and Australian subsidiaries as disclosed in detail in Note 21.

Debenture interest relates to interest accrued on the debt portion of the convertible debentures issued during the year ended December 31, 2024, as disclosed in Note 22 and issuance related costs.

8. Fair value gain on embedded derivatives

	For the years ended,
	December 31, 2024	December 31, 2023	December 31, 2022
	$	$	$
Fair value gains on embedded derivatives	5,771,000	-	-
Total	5,771,000	-	-

On December 31, 2024, the embedded derivative liability component of the convertible debentures as disclosed in Note 22, was reassessed to be $20,768,000 using the same valuation methods and approach as on initial recognition. The decrease in fair value of $5,771,000 is largely due to a decrease in share price of Lifezone, passage of time and market credit spreads decreasing. The resulting $5,771,000 fair value decrease has been recognized as a gain in our consolidated statement of comprehensive loss.
9. General and administrative expenses
The following summary key expenses are included in administrative expenses for the year ended:

		For the years ended,
	Note	December 31, 2024	December 31, 2023	December 31, 2022
		$	$	$
Wages & employee benefits		2,670,496	2,620,350	4,403,080
Consultancy fees		2,309,474	2,980,497	4,192,090
Professional fees		2,214,068	3,197,712	2,332,949
Drilling and site costs		-	-	150,173
Directors’ fees		721,697	591,631	192,298
Legal expenses		1,209,758	5,121,915	10,278,807
Exploration expenses		-	59	1,314,483
Depreciation of property and equipment	13	1,042,606	524,959	129,596
Depreciation of right-of-use assets	13	347,816	353,851	117,436
(Gain) / loss on disposal of property and equipment		(134)	-	271,789
Amortization of intangible assets	15	181,991	163,147	71,095
Provision for VAT receivable		1,749,527	4,617,911	-
Provision for withholding tax payable		3,434,062	-	-
Provision for bad debt		478,558	-	-
Share-based expense - Lifezone Holdings shareholder earnout	26	-	248,464,035	-
Share-based expense - Sponsor earnout	26	-	17,094,750	-
Share-based expense - restricted stock units	26	17,818,907	-	-
SPAC Transaction expenses	1	-	76,857,484	-
Stamp duty taxes		-	-	1,446,033
Travel		552,276	574,776	629,108
Audit & accountancy fees		915,101	1,451,510	906,964
Taxes & licenses		30,297	-	187,041
Insurance		1,555,306	970,517	65,253
Other administrative expenses		1,850,346	493,098	1,871,323
Total		39,082,152	366,078,202	28,559,518
Lifezone capitalizes exploration and evaluation costs related to the Kabanga Nickel Project to exploration and evaluation assets. Capitalized exploration and evaluation expenditure includes a wide range of exploration, evaluation and study related costs, including general, administrative and financing costs that are related to the project. This section includes general and administrative costs that are expensed either because such costs do not relate to the Kabanga Nickel Project or are not eligible for capitalization under Lifezone's accounting policy.
Provision for VAT receivable
The “Provision for VAT receivable” reflects the provision of the entire Tanzanian Value-Added Tax ("VAT") refund claim amounting to $1,749,527 and $4,617,911 for the year ended December 31, 2024 and 2023 respectively. The amount provided in 2024 relates to goods and services purchased in 2024. Lifezone began providing for the VAT receivable after TNCL received a letter from the Tanzanian Revenue Authority ("TRA") on November 30, 2023, rejecting its application for VAT refunds related to goods and services procured for the Kabanga Nickel Project between August 1, 2021, and July 31, 2023. TNCL has formally objected to the TRA’s decision, maintaining that the rejection lacks merit since the purchases were made as part of its economic activities in Tanzania, with the clear objective of developing the Kabanga Nickel Project and ultimately producing and exporting metals. Lifezone continues to closely monitor the situation and is actively engaging with the Government of Tanzania to seek a favorable resolution in accordance with local regulations.

Provision for withholding tax payable
In 2020, KNCL, a subsidiary of Lifezone, filed a tax appeal with the Tax Revenue Appeals Tribunal, contesting a withholding tax assessment imposed by the TRA on imported services. These services were provided by non-resident entities during a period when KNCL was jointly owned by Barrick and Glencore. On January 21, 2021, the TRA issued an Agency Notice to KNCL’s bank, Citi Bank Tanzania Limited, leading to the transfer of the company’s total bank balance of TZS 823,400,321 ($335,398) as of January 31, 2021, to the TRA. KNCL is a non-operating entity whose retention mining license were revoked by the Government of Tanzania in 2018, ahead of the acquisition by Lifezone and carries a de-minimis amount of cash.

Subsequently, on April 22, 2021, the TRA lifted the Agency Notice until further notice, pending a hearing and final determination of the case. On July 30, 2024, the Court of Appeal ruled in favor of the TRA, dismissing KNCL’s appeal and confirming the tax assessment of TZS 8,426,336,706 ($3,434,062) as payable. Following this ruling, a provision of $3,434,062 (equivalent to TZS 8,426,336,706) has been made, covering the principal tax amount plus interest.
On August 19, 2024, the TRA issued a further demand notice for the withholding tax of TZS 8,426,336,706 ($3,434,062), along with additional interest for late payment. In March 2025, this additional interest was revised to TZS 12,357,974,405 ($5,033,805).

While the outcome of these discussions is uncertain, based on progress of these discussions and legal advice obtained, Lifezone believes that it can successfully negotiate a waiver of the additional interest charges. Lifezone has not provided for any additional interest charges as, based on ongoing discussions with the TRA, any material outflow is not considered probable. However, if the TRA does not waive the additional interest charges, there is a possibility that KNCL could face an additional liability of up to $5,033,805 (TZS 12,357,974,405). Following resolution of this matter Lifezone intends to place KNCL in voluntary liquidation.

Share-based payment expenses
Share-based payment expenses of $17,818,907 during the year ended December 31, 2024, have been recognized in accordance with IFRS 2 in relation to RSU grants to employees and consultants. For details refer to Note 26.
Share based payment expenses of $265,558,785 during the year ended December 31, 2023, have been recognized under the SPAC Transaction related to the earnouts with market performance vesting conditions as described in Note 1. These earnouts relate to shares granted to previous Lifezone Holdings Shareholders and Sponsor shareholders.
SPAC Transaction Expenses
Lifezone has recognized $76,857,484 as SPAC Transaction expenses in 2023 to account for the excess of fair value of equity in Lifezone issued to participating (non-redeeming) GoGreen shareholders over the fair value of GoGreen’s identifiable net assets acquired classified as a service of a stock exchange listing in accordance with IFRS 2, paragraph 10.7.
Lifezone incurred costs of $13.5 million associated with the SPAC and PIPE transactions during the year ended December 31, 2023. Lifezone has apportioned $5.7 million as directly attributable to equity issuance fees recognized within shareholder’s equity resulting in a net balance of $7.9 million expensed which is included in Professional and Legal fees for the year ended December 31, 2023. Consequently, the legal expenses and professional fees of $3.4 million during the year ended December 31, 2024, are significantly lower as compared to $8.3 million during the year ended December 31, 2023.

10. Cash and cash equivalents

	December 31, 2024	December 31, 2023
	$	$
USD - U.S. dollar	28,271,247	46,129,845
GBP - Sterling	194,644	792,017
EUR - Euro	4,599	148,519
AUD - Australian dollar	768,699	1,769,872
ZAR - South African Rand	1,932	50,587
TZS - Tanzania Shilling	42,821	500,787
Total cash and cash equivalents	29,283,942	49,391,627

Made up of:
Cash at banks and on hand	24,283,942	44,391,627
Short-term deposits	5,000,000	5,000,000
Total cash and cash equivalents	29,283,942	49,391,627
For details on interest earned see Note 6.
11. Trade and other receivables

	December 31, 2024	December 31, 2023
	$	$
VAT / GST receivables	405,281	513,334
Prepayments	1,280,657	1,768,923
Prepaid mining license	-	842,989
Other receivables	429,176	696,968
Total trade and other receivables	2,115,114	3,822,214
VAT / GST receivables
VAT/Goods and Services Tax ("GST") receivables are short term and receivable within twelve months following an applicable VAT refund application in the local tax jurisdiction. Lifezone has net VAT/GST receivables (after the Tanzanian VAT provision as described in Note 9) with the United Kingdom, and Australian tax authorities amounting to $405,281 (2023: $513,334)
Prepayments
This includes a directors and officers insurance premium to cover the risk of potential compensation claims against Lifezone's directors for alleged wrongful acts such as breach of trust, breach of duty, neglect, etc. As of December 31, 2024, prepaid directors and officers insurance premiums amounted to $510,584 (as at December 31, 2023: $835,117).
Prepayments include a $400,000 (as at December 31, 2023: $400,000) non-refundable deposit paid on September 12, 2022, in relation to a non-binding term sheet between LZL and Harmony Minerals Limited and Dutwa Minerals Limited for the acquisition of all the tangible assets and all registered and unregistered intellectual property relating to the Dutwa Nickel Project (excluding the Ngasamo deposit in the Dutwa Nickel Project area). The Dutwa Nickel Project hosts a laterite nickel deposit located in northern Tanzania. It is envisioned that excess sulfuric acid generated by future processing of the Kabanga Nickel Project mineralization could be used in processing the laterite mineralization of the Dutwa Nickel Project, providing potential synergies between both operations. On April 27, 2023, the term sheet was amended, and exclusivity expired on July 27, 2023. There can be no assurance that the Dutwa Nickel Project acquisition will be completed, as negotiations are ongoing, closing being subject to the parties entering into definitive documentation and the fulfillment of various conditions. Under negotiation is, amongst other things, the consideration to be paid in cash for the Dutwa Nickel Project, which Lifezone aims to adjust considering, amongst other matters, changes in the Nickel market environment. As at the date of these consolidated financial statements discussions between the Government of Tanzania and the sellers of the Dutwa Nickel Project are believed to be ongoing.
TNCL is required to pay an annual fee to maintain its mining license with the Tanzanian Mining Commission. As permitted by IFRS 6, during the year ended December 31, 2024, Lifezone updated its policy to capitalize all payments of mining licenses during exploration and evaluation stage in the year the mining license is paid. The prepaid portion of the fee was therefore $nil as of December 31, 2024 (2023: $842,989).
The remaining prepayment balance relates to general prepayments across the business.
All other receivables include deposits and other miscellaneous receivables.
12. Inventories

	December 31, 2024	December 31, 2023
	$	$
Raw materials and consumables	162,003	100,780
Total inventories	162,003	100,780
Raw materials and consumables including fuel are consumed in the ordinary course of business during the rendering of services and are included as inventory.

13. Property and equipment and right-of-use assets
Lifezone’s property and equipment and right-of-use assets include building, transportation equipment, and office and computer equipment. The carrying amounts for the reporting periods can be analyzed as follows:

	Buildings	Transportation equipment	Office and computer equipment	Laboratory and testing equipment	Total Property and equipment	Right-of-use assets	Total
	$	$	$	$	$	$	$
Cost
As at January 1, 2023	677,277	123,952	238,216	-	1,039,445	469,743	1,509,188
Additions from acquisitions	-	-	220,698	4,704,783	4,925,481	464,264	5,389,745
Foreign exchange impact	-	-	1,419	16,664	18,083	-	18,083
Additions	-	75,551	621,732	148	697,431	1,230,792	1,928,223
As at December 31, 2023	677,277	199,503	1,082,065	4,721,595	6,680,440	2,164,799	8,845,239

Accumulated depreciation
As at January 1, 2023	(36,781)	(44,412)	(73,930)	-	(155,123)	(117,436)	(272,559)
Foreign exchange impact	-	-	(301)	-	(301)	-	(301)
Charge	(22,068)	(66,839)	(42,298)	(393,454)	(524,659)	(353,851)	(878,510)
As at December 31, 2023	(58,849)	(111,251)	(116,529)	(393,454)	(680,083)	(471,287)	(1,151,370)

Cost
As at January 1, 2024	677,277	199,503	1,082,065	4,721,595	6,680,440	2,164,799	8,845,239
Reclassification	258,281		(258,281)		-
Additions	957,367	-	198,953	8,907	1,165,227	-	1,165,227
Disposals	(12,792)	(1,979)	-	(5,195)	(19,966)	-	(19,966)
Lease reassessments	-	-	-	-	-	225,761	225,761
Foreign exchange impact	-	-	(40,630)	(433,522)	(474,152)	(31,198)	(505,350)
As at December 31, 2024	1,880,133	197,524	982,107	4,291,785	7,351,549	2,359,362	9,710,911

Accumulated depreciation
As at January 1, 2024	(58,849)	(111,251)	(116,529)	(393,454)	(680,083)	(471,287)	(1,151,370)
Reclassification	(258,281)	-	258,281	-	-	-	-
Disposals	12,792	1,979	-	680	15,451	-	15,451
Charge	(54,541)	(37,055)	(488,010)	(919,547)	(1,499,153)	(650,139)	(2,149,292)
Foreign exchange impact	-	-	9,168	90,326	99,494	1,743	101,237
As at December 31, 2024	(358,879)	(146,327)	(337,090)	(1,221,995)	(2,064,291)	(1,119,683)	(3,183,974)

Net book value:
As at December 31, 2023	618,428	88,252	965,536	4,328,141	6,000,357	1,693,512	7,693,869
As at December 31, 2024	1,521,254	51,197	645,017	3,069,790	5,287,258	1,239,679	6,526,937
In 2023 additions from acquisitions reflect the fair value of the assets acquired as part of the Simulus business combination.
Non-cash additions of $1,695,056 relating to new leased office space across the business were recognized in the year ended December 31, 2023, as disclosed in Note 21.

14. Goodwill

$
Cost
As at January 1, 2023	-
Acquired through business combination	9,020,813
As at December 31, 2023	9,020,813
As at December 31, 2024	9,020,813

Accumulated impairment
As at January 1, 2023	-
Charge for the year	-
As at December 31, 2023	-
Charge for the year	9,020,813
As at December 31, 2024	9,020,813

Net book value:
As at December 31, 2023	9,020,813
As at December 31, 2024	-
Goodwill relates to the acquisition of Simulus, a hydrometallurgical laboratory and engineering company located in Perth, Australia by LZAP on July 18, 2023, as disclosed in detail in Note 28.
Goodwill arising from the acquisition of Simulus is allocated to the intellectual property segment which is the operating segment expected to benefit from the synergies of the business combination.
Lifezone performed an impairment analysis of the goodwill using the income approach and concluded that the goodwill related to Simulus is fully impaired as at December 31, 2024.
The impairment of goodwill is primarily driven by:
1Lower Profitability: Recent financial performance exhibited reduced profit margins, attributed to higher costs and significantly reduced amounts of third-party revenues.
2Reduced Growth Forecast: Updated projections for future cash flows indicated lower growth expectations than previously anticipated, influenced by a combination of factors with the primary factor being that the demand for service from internal projects is expected to be lower going forward and external revenues being more uncertain in the short to medium term. As the Definitive Feasibility Study for the Kabanga Nickel Project nears completion and the PGM recycling project is going into execution in 2025 we expect less internal demand for services from Simulus.
This impairment does not impact Lifezone's operational capacity or liquidity.
The recoverable amount of the Simulus business was determined based on a net present value calculation, covering a 10-year cash flow forecast based on the latest budget projections, followed by an extrapolation of expected cash flow for the remaining useful lives using a constant growth rate (terminal value), determined by management. The present value of the expected cash flow is determined by applying a suitable discount rate.
The following paragraphs describe the key assumptions on which management has based its cash flow projections for the period covered by the most recent budgets/forecasts and a description of management’s approach to determining the value(s) assigned to each key assumption.

Management’s key assumptions include:
Cash flow projections
Cash flow projections are based on management’s approved budget for 2025 and expected internal and external revenues linked to hydromet projects, among other assumptions. This was then extrapolated throughout a 10-year forecast period after which, the expected cash flows for the remaining useful life were calculated using a continuous growth rate determined by management as outlined below:
Revenue growth rates
Management believes that the business can achieve a 2% annual revenue growth over and above the long term Consumer Price Index ("CPI") rate in Australia of 2.3%, driven by new business generation, market opportunities, and the ability to offset inflationary pressures.
Discount rates
The present value of the expected cash flow of the Simulus business was determined by applying a discount rate of 8.2%. The discount rate was derived based on a weighted average cost of capital calculation using assumptions that are deemed appropriate for this business. The discount rates reflect appropriate adjustments relating to market risk, specific risk factors of each CGU (incorporating adjustments for geographic location) and company specific risks.
Sensitivity analysis
A sensitivity analysis was performed over discount rates and growth rates assuming volatility within the ranges of 1% and 2%. Volatility in discount rates and growth rates within the ranges do not have a material impact on the outcome of the impairment analysis.

15. Patents and other intangibles

	Patents	Software	Total Other Intangibles
	$	$	$
Cost
As at January 1, 2023	899,413	92,096	991,509
Additions during the period	90,978	291,410	382,388
As at December 31, 2023	990,391	383,506	1,373,897

Accumulated amortization
As at January 1, 2023	(296,546)	-	(296,546)
Charge	(78,742)	(84,405)	(163,147)
As at December 31, 2023	(375,288)	(84,405)	(459,693)

Cost
As at January 1, 2024	990,391	383,506	1,373,897
Additions during the period	157,607	-	157,607
As at December 31, 2024	1,147,998	383,506	1,531,504

Accumulated amortization
As at January 1, 2024	(375,288)	(84,405)	(459,693)
Charge	(98,374)	(83,617)	(181,991)
As at December 31, 2024	(473,662)	(168,022)	(641,684)

Net book value
As at December 31, 2023	615,103	299,101	914,204
As at December 31, 2024	674,336	215,484	889,820
Lifezone’s intellectual property includes six patent families, covering various enhancements to the Hydromet Technology process for metal production from ores, concentrates and other feedstocks, including PGM, gold, silver, base metals and rare earth metals. These enhancements span the handling of gangue elements, purification steps, diverse feed materials, and carbon emissions minimization.

16. Exploration and evaluation assets and mining data

	Mining Data	Exploration and evaluation assets	Total
	$	$	$
Cost
As at January 1, 2023	12,746,135	5,709,171	18,455,306
Additions	-	51,355,297	51,355,297
As at December 31, 2023	12,746,135	57,064,468	69,810,603

Cost
As at January 1, 2024	12,746,135	57,064,468	69,810,603
Additions	-	47,766,920	47,766,920
As at December 31, 2024	12,746,135	104,831,388	117,577,523
All of our mining data and the exploration and evaluation assets relate to the Kabanga Nickel Project in Tanzania.
The capitalization of exploration and evaluation costs assumes that there is a reasonable prospect that the Kabanga Nickel Project can be developed into a profitable mining operation and that the exploration and evaluation expenditure and study work relating to a mineral resource within a valid license area could result in cash in-flows over time, either via sale or development. Exploration and evaluation expenditures are recognized and measured at cost and the exploration and evaluation assets are classified as intangible assets.
Lifezone assesses on a project-by-project basis if the exploration and evaluation phase has been concluded. At the earliest, an exploration asset gets reclassified as a development asset when a current and positive feasibility study describing the development path for the mineral resource was released and is available publicly. That is usually also the time when a mineral reserve gets declared. A reclassification will happen at the latest when an exploration asset gets approved for development, via a final investment decision.
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
Additions during the period are capitalized exploration and evaluation costs linked to the Kabanga Nickel Project in Tanzania. Technical and administrative overheads incurred in connection to exploration and evaluation activities are capitalized. During 2024 TNCL has made resettlement cash compensation payments including interest payments to the project affected person of $8,989,671 (2023: $2,189,928) as part of the land acquisition and resettlement for economically and physically displaced project affected households. These costs are directly linked to the Kabanga Nickel Project and are therefore also capitalized.

17. Taxation

	December 31, 2024	December 31, 2023
	$	$
Reconciliation of the tax expense
Loss for the year before tax	(46,596,207)	(364,663,392)

Tax using the Isle of Man corporate income tax rate of 0%	-	-
Differences in overseas taxation rates	2,051,863	2,360,211
Movement in unrecognized deferred tax assets	(2,591,989)	(2,360,211)
Total Income tax	(540,126)	-
The group operates in various jurisdictions with different corporate income tax rates, including the Isle of Man (0%), United Kingdom (25%), Tanzania (30%) and Australia (30%). Please refer to Note 2 for a list of subsidiaries and their respective countries of incorporation. The subsidiaries follow the domestic tax rates of their countries of incorporation. The effective tax rate is 0% as there was no taxable income recognized for the current and prior year.
From April 1, 2023, the main rate of corporate income tax in the United Kingdom increased from 19% to 25%, and a new 19% small profits rate of corporate income tax was introduced for companies whose profits do not exceed GBP 50,000. This has no impact on Lifezone as the subsidiaries in the United Kingdom had no taxable profits. The deferred tax expense and deferred tax liability for the year ended December 31, 2024, relates to our Simulus business in Australia.
Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. No deferred tax assets were recognized as of December 31, 2024, and 2023 in the statement of financial position.
There are potential deferred tax assets of $94,182,876 as at December 31, 2024 (2023: $68,583,769) mainly arising on account of estimated accumulated tax losses and capital expenses related to the Kabanga Nickel Project. Deferred income tax assets have not been recognized due to Lifezone’s mining operation is not yet developed and still in the exploration and evaluation phase. Consequently, management do not expect the mine operation to generate sufficient taxable profits in the foreseeable future against which the deferred income tax asset can be recovered fully.
Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it is probable that future taxable profits will be available, against which the unrecognized deferred tax assets can be used.
Lifezone has recognized deferred tax liabilities of $540,126 during the year ended December 31, 2024 (2023: $nil). The deferred tax liability primarily arises on the revaluation of the Simulus assets acquired in 2023 reflecting an increase in the carrying amount of the assets compared to the original unchanged tax base, resulting in a deferred tax liability. As at December 31, 2024 the deferred tax liability is revalued to $529,018 due to exchange rate movements.
Significant components of unrecognized deferred tax assets are as follows:

	December 31, 2024	December 31, 2023
	$	$
Accelerated capital deductions	337,722	337,722
Pre-trading capital expenses	50,969,421	27,962,303
Pre-trading tax losses	42,875,733	40,283,744
Unrecognized deferred tax assets	94,182,876	68,583,769
18. Supplementary cashflow information
Below are the significant non-cash investing and financing activities during the year

2024:
During the year ended December 31, 2024, Lifezone paid $553,286 to debenture holders as interest in the form of newly issued 89,181 Ordinary Shares in Lifezone Metals.
Lease modifications were entered into during the year, resulting in additions of right-of-use assets amounting to $225,761. Please refer to Note 13 for the movement in the balances of right-of-use assets.
2023:
On July 18, 2023, Lifezone completed the acquisition of Simulus group for a total consideration of $14.53 million comprising of cash amounting to $8.50 million and $6.03 million non-cash consideration in the form of the Ordinary Shares in Lifezone Metals. Please refer to Note 28 for the details of the net identifiable assets acquired and the resulting Goodwill.
Lease commitments were entered into during the year, resulting in additions of right-of-use assets amounting to $1.70 million. Please refer to Note 13 for the movement in the balances of right-of-use assets.
On July 5, 2023, Lifezone, as part of the SPAC Transaction and pursuant to the execution of the BCA, assumed Warrants which were measured at fair value amounting to $15.1 million. Please refer to Note 25 for further details of the Warrant assumption.
On July 5, 2023, Lifezone, as part of the SPAC Transaction and pursuant to the execution of the BCA, performed a share-for-share exchange reorganization amounting to $2,934. Please refer to Note 25 for further details of the Share for share exchange.
19. Trade and other payables

	December 31, 2024	December 31, 2023
	$	$

Trade payables	2,999,512	2,529,751
VAT payable	61,464	852,479
Accrued expenses	1,754,583	4,953,234
Total trade and other payables	4,815,559	8,335,464
All amounts are short-term. The carrying value of trade payables and accrued expenses are considered to be a reasonable approximation of their fair value.
20. Provisions

	December 31, 2024	December 31, 2023
	$	$
Provision for withholding tax	3,434,062	-
Total provision	3,434,062	-
In 2020, KNCL, a subsidiary of Lifezone, filed a tax appeal with the Tax Revenue Appeals Tribunal, contesting a withholding tax assessment imposed by the TRA on imported services. These services were provided by non-resident entities during a period when KNCL was jointly owned by Barrick and Glencore. On January 21, 2021, the TRA issued an Agency Notice to KNCL’s bank, Citi Bank Tanzania Limited, leading to the transfer of the company’s total bank balance of TZS 823,400,321 ($335,398) as of January 31, 2021, to the TRA. KNCL is a non-operating entity whose retention mining license were revoked by the Government of Tanzania in 2018, ahead of the acquisition by Lifezone and carries a de-minimis amount of cash.

Subsequently, on April 22, 2021, the TRA lifted the Agency Notice until further notice, pending a hearing and final determination of the case. On July 30, 2024, the Court of Appeal ruled in favor of the TRA, dismissing KNCL’s appeal and confirming the tax assessment of TZS 8,426,336,706 ($3,434,062) as payable. Following this ruling, a provision of $3,434,062 (equivalent to TZS 8,426,336,706) has been made, covering the principal tax amount plus interest.
On August 19, 2024, the TRA issued a further demand notice for the withholding tax of TZS 8,426,336,706 ($3,434,062), along with additional interest for late payment. In March 2025, this additional interest was revised to TZS 12,357,974,405 ($5,033,805).

Lifezone is actively engaged in discussions and negotiations with the TRA regarding an out-of-court settlement for all disputed matters. While the outcome of these discussions is uncertain, based on the progress of these discussions and legal advice obtained, Lifezone believes the TRA is likely to waive the additional interest charges. Consequently, no additional liability has been recorded for this claim. Following resolution of this matter Lifezone intends to place KNCL in voluntary liquidation.

21. Lease liabilities
TNCL entered into a lease agreement with Cordula Limited, Tanzania for office space in Dar es Salaam, in 2021 for a five year term. TNCL entered into another agreement with the same lessor for additional office space in 2023 for four years. As at December 31, 2024, the average remaining lease term was one year, nine months.
TNCL entered into lease agreement with AKO Group Limited, Tanzania for lease of accommodation units at the Kabanga Nickel Project mining camp. The lease term was renegotiated in the current year, and as at December 31, 2024, the remaining lease term was two years, three months.
LZAP has a lease for office space in Perth which is leased from Trustees of the Christian Brothers, Australia. As at December 31, 2024, the remaining lease term was two years, seven months.
As part of the Simulus acquisition (please refer to Note 28), Lifezone assumed the existing lease obligations of Simulus. Simulus entered into a contract with Seattle Investments Pty Ltd, for lease of office and warehouse space in Perth in 2021. The term of the lease was five years. As at December 31, 2024, the remaining lease term was one year, four months.
Simulus entered into a contract with Nowa Pty Ltd Australia for lease of office and warehouse space in Perth in 2023. The term of the lease was five years. As at December 31, 2024, the remaining lease term was three years, seven months.
None of the above lease agreements include variable lease payments. Lifezone’s obligations under its leases are secured by lessor’s title to the leased assets.

The analysis of lease liabilities is presented below:

	December 31, 2024	December 31, 2023
	$	$
As at January 1, 2024	1,787,702	395,880
Additions	225,761	1,677,918
Interest accretion on lease liability	86,407	52,075
Payments	(534,055)	(338,171)
Foreign exchange impact	(147,119)	-
As at December 31, 2024	1,418,696	1,787,702

Current	617,648	602,557
Non-current	801,048	1,185,145
As at December 31, 2024	1,418,696	1,787,702
Shown below is the maturity analysis of the undiscounted minimum lease payments:

	December 31, 2024	December 31, 2023
	$	$
Undiscounted future lease payments

Less than 1 year	664,254	678,051
More than 1 year but less than 5 years	827,500	1,236,050
As at December 31, 2024	1,491,754	1,914,101
22. Hybrid Financial Instruments: Convertible debentures with embedded derivatives
On March 27, 2024, Lifezone completed a $50.0 million non-brokered private placement of unsecured convertible debentures. These unsecured convertible debentures have been issued to a consortium of marquee mining investors, led by Harry Lundin (Bromma Asset Management Inc.) and Rick Rule. Proceeds of the unsecured convertible debentures will be used to advance the Kabanga Nickel Project and for general corporate and administrative purposes.
The unsecured convertible debentures bear interest over a 48-month term, payable quarterly, at a rate of SOFR plus 4.0% per annum, subject to a SOFR floor of 3.0%. The unsecured convertible debentures can be redeemed early by Lifezone, subject to the achievement of certain conditions, at a price of 105% plus interest otherwise payable to the maturity date March 27, 2028.
Interest is payable in cash until Lifezone has a Form F-3 registration statement declared effective by the SEC. The Form F-3 was declared effective on August 16, 2024. Following the effectiveness of the Form F-3, one third of the applicable interest payment is made by the issue of the equivalent value in shares (the “Interest Shares”) at a price per Interest Share equal to a 7.5% discount to the VWAP for the five Trading Days preceding the quarterly interest payment date. In the event that the VWAP for the five Trading Days preceding the applicable calculation date is $4.00 or below, Lifezone shall satisfy its obligation to pay interest on the unsecured convertible debentures in cash. The remaining two thirds of the applicable interest payment is a payment-in-kind accrual. Upon the second anniversary of the unsecured convertible debentures, all outstanding accrued interest is to be repaid in cash to the holders. Lifezone paid $1,796,105 of cash interest, $553,286 of interest in the form of 89,181 newly issued shares and accrued $3,690,136 interest for the year ended December 31, 2024.
The unsecured convertible debentures are convertible into Lifezone Ordinary Shares at the option of the holder at a price of $8.00 per share and are subject to customary adjustments (the “Conversion Right”). The conversion price was determined on the closing date based on the lesser of a 30% premium to a trailing period VWAP and $8.00 per share.

Mandatory conversion might occur if Lifezone’s share price is greater than 50% above the conversion price for any 15 Trading Days within a 30 consecutive Trading Days period.
The unsecured convertible debentures were determined to be a hybrid financial liability, comprising a host debt instrument and two embedded derivatives, the Conversion Right and the Interest Shares, with both having economic characteristics and risks different to the host debt instrument. In other words, they are not closely related to the non-derivative host debt instrument given their value changes with the value of Lifezone shares, while the host liability changes in relationship to a reference borrowing index (in this case SOFR).
The host debt instrument is classified and measured at amortized cost, while the embedded derivatives are accounted for separately at fair value through profit or loss.
On initial recognition, Lifezone used the residual value method to allocate the principal amount of the debentures between the two components: host debt instrument and embedded derivatives. The fair value of the embedded derivative liability was valued first, followed by the residual amount assigned to the host debt instrument.
Transaction costs are required to be apportioned between the host debt instrument and the embedded derivatives in proportion to their value, with the share of transaction costs linked to the host debt instrument subtracted from the carrying amount at initial recognition. Transaction costs comprised $352,348 of legal costs paid by Lifezone. As the unsecured convertible debentures were non-brokered, no success fees were payable. 53.0% of the total transaction costs related to the embedded derivatives were expensed on recognition to the statement of comprehensive loss. The remaining transaction costs relating to the host debt instrument are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.
The issuance discount of $750,000 equal to 1.5% of the aggregate principal amount of the unsecured convertible debentures is included in the carrying amount of the host instrument and amortized over the life of the convertible debentures using the effective interest method.
The fair value of the Conversion Right was independently estimated by a third party valuation expert using the Finite Difference Method and the Share Interest feature was estimated using the Monte Carlo Simulations.
Key Inputs

Valuation Date	March 27, 2024
Maturity Date	March 27, 2028, term of 4 years
Risk-free Rate	Zero coupon curve based on United States Dollar Swap rates as of March 27, 2024
Share Price	$7.75, based on Lifezone's March 27, 2024, closing share price on the NYSE
Equity Volatility	65%, selected based on review of the volatility (rounded) of a group of peer companies
Dividend Yield	Assumed at 0% as Management does not expect dividends to be distributed during the term of the Debenture
Interest Rate	Forward SOFR + 4.0%, subject to a SOFR floor of 3.0%, 30/360 basis
Conversion Price	$8.00
Conversion Cap	$12.00
Credit Spread	17.5% based on an estimated market-based unsecured rate for Lifezone and consideration of calibrating the FV of the Debentures to 98.5% of par
At initial recognition, the $50.0 million was bifurcated into its host debt instrument and the two embedded derivative liability components. The embedded derivative liability component was assessed to be $26.5 million with the large majority of the value linked to the Conversion Right. The remaining $23.5 million are thus ascribed to the host debt instrument, before adjustment for transaction costs. During the life of the convertible debenture, it can be expected that fluctuations of the Lifezone share price will lead to changes in the value of combined derivative liability, potentially resulting in a significantly higher and more volatile expense pattern in profit or loss. Both components are recorded as a liability with the debt host portion recorded on an amortized cost basis using an effective interest rate of 33.8%.

The high value of the combined embedded derivative liability and the resulting high effective interest rate are driven by, among other factors, the share price trading close to the conversion price at inception, an assumed volatility of 65% and a long (4-year) term.
The effective interest rate is the rate that exactly discounts the estimated future cash flows (interest and principal payments) over the 4-year term of the financial instrument to the net carrying amount of the financial liability. The amortization of the host debt instrument is included in finance costs in the statement of profit and loss and other comprehensive income.
The conversion feature may be exercised by the holder at any time, meaning that Lifezone does not have the right to defer settlement of the liability, including any unpaid interest, for more than twelve months from the date of this report. Consequently, all liability elements of the unsecured convertible debentures are classified as current, irrespective of how many years are left until maturity of the instrument.
On December 31, 2024, the fair value of the embedded derivative liability component was reassessed to be $20.8 million, with the large majority of the value linked to the Conversion Right. The decrease in fair value of $5,771,000 is largely due to the decrease in share price of Lifezone, passage of time and market credit spreads decreasing. The resulting $5,771,000 fair value decrease has been recognized as a gain in the consolidated statement of comprehensive loss. On December 31, 2024, the fair value of the embedded derivative liability is categorized as Level 3 in the fair value hierarchy.

Debenture host debt instrument	$
As at January 1, 2024	-
Additions	23,461,000
OID and Transaction issuance cost	(915,328)
Interest accrued	6,039,527
Interest paid in shares	(553,286)
Interest paid in cash	(1,796,105)
As at December 31, 2024	26,235,808

Embedded derivatives	$
At January 1, 2024	-
Additions	26,539,000
Fair value reassessment	(5,771,000)
As at December 31, 2024	20,768,000

Total Convertible debentures with embedded derivatives	47,003,808

23. Significant related party transactions
Related Party relationships with shareholders with significant influence
Keith Liddell, Chris von Christierson, and Peter Smedvig are the founding shareholders of Lifezone and they and members of their immediate family are related parties, some with significant influence over the affairs of Lifezone. The three founding shareholders (including the members of their immediate families) are long-term financial supporters of the business and are not considered to be related to each other and are not considered to control or jointly control the financial and operating policy decisions of Lifezone. Lifezone has no commercial relationships with Peter Smedvig beyond his shareholding in Lifezone and no compensation or transfer of resources took place during the reporting period with Peter Smedvig and known family members.
The Liddell family holdings are in aggregate approximately 30% of all outstanding Lifezone shares as of December 31, 2024, making Keith Liddell and members of his immediate family related parties with significant influence over the affairs of Lifezone. Keith Liddell is a director of various group companies and was the Chair of Lifezone Holdings until the listing on the NYSE, when he became the Chair of Lifezone. Mr. Liddell is also retained as a consultant to provide metallurgical engineering services to Lifezone in matters related to metals recovery and the design, engineering, commissioning, and operation of Lifezone’s metals and minerals projects. This commercial agreement between Lifezone and Keith Liddell replaced an earlier agreement with Keshel Consult Limited, which was terminated on June 30, 2023, and replaced with a commercial agreement between Lifezone and Keith Liddell directly with effect from July 1, 2023.
Keith Liddell is the father of Natasha Liddell and of Simon Liddell and the stepfather of Charles Liddell, who is the owner / partner in the Australian company Integrated Finance Limited, which provides IT services to KNL and LZL. Simon Liddell is an employee of LZAP. He was also a director of LZAP and resigned from his role with effect from July 1, 2024. Natasha Liddell was an employee of LZAP and a member of the Executive Committee and departed from her role as Chief Sustainability Officer of Lifezone, effective February 16, 2024. Keith Liddell holds his shares jointly with his wife Shelagh Jane Liddell, who has not received compensation during the reporting period and has no commercial agreement with Lifezone.
Chris von Christierson was a director at various group companies but resigned as a non-executive director from the boards of Lifezone Holdings, LZL and KNL with effect from August 31, 2023. He no longer holds any directorships with any group company.
The holdings in trusts where family members of Chris von Christierson are beneficiaries are classified as true trust holdings managed by professional trustees, making Chris von Christierson and close family members non-related parties with significant influence. His son, Anthony von Christierson, is employed by LZSL.
Refer to section on transactions with significant shareholders and their extended family for payments made under the above agreements.
Directorships as at December 31, 2024

Name of entity	Type	Keith Liddell
Lifezone Asia-Pacific Pty Ltd	Subsidiary	●
Simulus Pty Ltd	Subsidiary	●
The Simulus Group Pty Ltd	Subsidiary	●
Kabanga Holdings Limited	Subsidiary	●
Romanex International Limited	Subsidiary	●
Tembo Nickel Mining Company Limited	Subsidiary	●
Tembo Nickel Refining Company Limited	Subsidiary	●
Tembo Nickel Corp. Limited	Subsidiary	●
Resignations and appointments for the year ended December 31, 2024:
•Simon Liddell resigned from LZAP with effect from July 1, 2024
•Natasha Liddell resigned as Chief Sustainability Officer with effect from February 16, 2024.
Resignations and appointments for the year ended December 31, 2023:
Chris von Christierson resigned on August 31, 2023, from:
•Lifezone Holdings Limited,
•Lifezone Limited.
•Kabanga Nickel Limited.
•KellTech Limited.
•Tembo Nickel Mining Company Limited.

•Tembo Nickel Refining Company Limited; and
•Tembo Nickel Corp. Limited.
Natasha Liddell resigned on September 11, 2023, from:
•Lifezone Holdings Limited; and
•Lifezone Limited.
Keith Liddell resigned on September 11, 2023, from:
•Lifezone Holdings Limited,
•Lifezone Limited,
•LZ Services Limited,
•Kabanga Nickel Limited,
•Kelltech Limited; and
•Kelltechnology South Africa (RF) (Pty) Ltd.
Keith Liddell was appointed on July 6, 2023, as a director of LZL. Keith Liddell was appointed on July 18, 2023, as a director of:
•Simulus Pty Ltd; and
•The Simulus Group Pty Ltd.
Directors’ fees
Keith Liddell was appointed on July 6, 2023, as a director of Lifezone. Lifezone has a director service contract agreement with Keith Liddell as a director of Lifezone Metals. For the year ended December 31, 2024, Keith Liddell, was paid $110,000 (December 31, 2023: $55,000).
LZL had a directorship agreement with Keith Liddell as a director of LZL, a wholly owned subsidiary of Lifezone, For the year ended December 31, 2024, Keith Liddell, was paid $nil (December 31, 2023: $19,583). This agreement with Keith Liddell was terminated on August 31, 2023.
KNL had a directorship agreement with Keith Liddell as a director of KNL, a wholly owned subsidiary of Lifezone, For the year ended December 31, 2024, Keith Liddell, was paid $nil (December 31, 2023: $19,583). This agreement with Keith Liddell was terminated on August 31, 2023.
Natasha Liddell was not paid for the role of director of Lifezone Holdings and LZL before resigning on September 11, 2023.
Related party loans
From the time of the NYSE listing Lifezone has a policy not to provide personal loans to directors or members of the Executive Committee.
Lisa Smith, an employee and shareholder, who is not a director or officer and is not considered to hold significant influence over Lifezone, has a loan of $75,000 with LZL as at December 31, 2024 (December 31, 2023: $75,000). This loan was fully repaid on January 13, 2025.

Remuneration of key management personnel

	2024	2023	2022
	$	$	$
Salary, wages and consultancy fees [1]	4,187,722	3,651,073	2,554,359
Bonuses [1]	305,473	512,524	2,137,721
Post-employment benefits (pension)	116,150	125,591	361,955
Total remuneration	4,609,345	4,289,188	5,054,035
1 The amounts disclosed include expenses incurred during the reporting period in connection to the employment of and consulting agreements entered into with key management personnel.
Share-based payments to key management personnel

	2024	2023	2022
	$	$	$
Share-based expense - Lifezone Holdings shareholder earnout	-	110,611,407	-
Share-based payment expense - restricted stock units [2]	5,152,163	-	-
Total	5,152,163	110,611,407	-
2 Amounts include vested RSUs only. The fair value of unvested RSUs granted to key management personnel during the year ended December 31, 2024, was $7,043,667.

Keith Liddell	Chairman
Chris Showalter	Chief Executive Officer
Ingo Hofmaier	Chief Financial Officer (joined June 29, 2023)
Dr Michael Adams	Chief Technology Officer
Gerick Mouton	Chief Operating Officer
Benedict Busunzu	TNCL Chief Executive Officer
Spencer Davis	Chief Legal Officer (joined March 1, 2023)
Natasha Liddell	Chief Sustainability Officer (resigned February 16, 2024)
Anthony von Christierson	Senior Vice President: Commercial and Business Development
Evan Young	Senior Vice President: Investor Relations and Capital Markets (joined October 10, 2023)
Transactions with significant shareholders, their extended families and key management personnel
Lifezone had a commercial agreement with Keshel Consult Limited for the engagement of Keith Liddell as a technical consultant of LZL. This commercial agreement between LZL and Keshel Consult Limited was terminated on June 30, 2023, and replaced with a commercial agreement between LZL and Keith Liddell directly with effect from July 1, 2023.
Mr. Charles Liddell (stepson of Mr. Keith Liddell) is the owner / partner in the Australian firm Integrated Finance Limited for the provision of IT services to LZL as well as to KNL. The commercial agreement between LZL and Integrated Finance Limited was terminated on December 31, 2023.
Natasha Liddell (the daughter of Mr. Keith Liddell) was a paid employee of LZAP until February 16, 2024. On April 30, 2024, KNL engaged Atlas Sustainability in relation to the creation of parts of the ESG sections of the Kabanga Nickel Project Definitive Feasibility Study. Atlas Sustainability was considered a related party, as the work was undertaken by Natasha Liddell as principal consultant of Atlas Sustainability.
Mr. Simon Liddell (the son of Mr. Keith Liddell) is a paid employee of LZAP. He is Vice President Mining and has extensive underground mining experience, having joined from Gold Fields in Australia in 2022.

LZL had a commercial agreement with Southern Prospecting (UK) Limited for the engagement of Chris von Christierson as a consultant of LZL, in respect of mining projects and management. This commercial agreement with Southern Prospecting (UK) Limited was terminated on August 31, 2023.
LZL had a commercial agreement with Transition Resources Limited for the engagement of Anthony von Christierson as a consultant of LZL. This commercial agreement with Transition Resources Limited was terminated on July 31, 2023. As of August 1, 2023, Anthony von Christierson is an employee of LZSL, as Senior Vice President: Commercial and Business Development.
Lifezone had a commercial agreement with Fugue Pte Limited for the engagement of Mike Adams as a technical consultant of LZL. This commercial agreement between Lifezone and Fugue Pte Limited was terminated on June 30, 2023. Lifezone has a commercial agreement with Airvolution Co., an entity controlled by Mike Adams, with effect from July 1, 2022.
Mr. Jonathan Adams (the son of Mike Adams) is a Senior Metallurgist at Lifezone.
Details of transactions of the above can be found in the following sections.

Transactions with related party entities providing consultancy to Lifezone:

Consultancy fees and bonuses
Engagement Party	Related Person	Engagement with	2024	2023	commenced	ended
Transition Resources Limited	Anthony von Christierson	LZL	-	163,193	March 21, 2022	July 31, 2023
Atlas Sustainability	Natasha Liddell	KNL	59,775	-	April 29, 2024	September 27, 2024
Airvolution Co. Limited	Mike Adams	LZL/LZSL	600,671	625,935	July 1, 2022
LZ Advisory LLC	Christopher Showalter	LZL	231,532	957,682	March 15, 2022	April 30, 2024
Southern Prospecting (UK) Limited	Chris von Christierson	LZL	-	68,819	April 3, 2019	August 31, 2023
Keshel Consult Limited	Keith Liddell	LZL	-	391,735	March 15, 2022	June 30, 2023
Keith Liddell	Keith Liddell	LZL	739,898	132,048	July 7, 2023
Integrated Finance WA PTY Ltd	Charles Liddell	LZL	3,465	37,345	March 23, 2022	December 31, 2023
NewVision Metals PTE. Limited	Gerick Mouton	LZL/LZSL	479,717	425,000	June 2, 2022
EJMY Consulting	Evan Young	LZL/LZSL	192,829	42,117	October 10, 2023	November 3 2024
			2,307,887	2,843,874
RSUs (granted and vested)
Engagement Party	Related Person	Engagement with	2024	2023	commenced	ended
Airvolution Co. Limited	Mike Adams	LZL/LZSL	768,000	-	July 1, 2022
NewVision Metals PTE. Limited	Gerick Mouton	LZL/LZSL	768,000	-	June 2, 2022
EJMY Consulting	Evan Young	LZL/LZSL	32,160	-	October 10, 2023	November 3, 2024
			1,568,160	-

Total compensation to consultants			3,876,047	2,843,874

Family members of significant shareholders who are employed by Lifezone:

	Engagement with	2024	2023
Wages and Bonuses
Natasha Liddell [1]	LZAP	87,709	320,195
Simon Liddell	LZAP	313,561	284,047
Jonathan Adams	LZAP	133,721	-
Anthony von Christierson [2]	LZSL	335,827	122,386
		870,818	726,628

RSUs (granted and vested)		2024	2023
Natasha Liddell [1]	LZAP	768,000	-
Simon Liddell	LZAP	511,840	-
Anthony von Christierson [2]	LZSL	768,000	-
		2,047,840	-

Total		2,918,658	726,628

RSU amounts are based on the fair value at grant date (see Note 26 for details).
1 Resigned on February 16, 2024
2 Employee since August 1, 2023
Related party revenue
Lifezone had sales to related parties as follows:

	2024	2023	2022
	$	$	$
Transactions with joint ventures
Kellplant Proprietary Ltd	-	129,680	1,510,830
Kelltechnology SA Proprietary Ltd	-	684,407	1,344,039
Consulting and management fee revenue	-	814,087	2,854,869
Revenue is attributable to hydrometallurgical consulting related to mineral beneficiation operations of joint ventures. LZL has a 50% interest in Kelltech, a joint venture with SRL. LZL has an indirect 33.33% interest in Kelltechnology SA Proprietary Ltd ("KTSA"), a subsidiary of Kelltech, and Kellplant, a wholly owned subsidiary of KTSA as disclosed in detail in Note 29.

Related party receivables
Lifezone had receivables due from related parties as at:

	December 31, 2024	December 31 2023
	$	$
Balances with related parties
BHP	23,133	-
KTSA	-	1,433,243
Total	23,133	1,433,243

Balances with management personnel
Related party receivables - Interest free	75,000	75,000
Total	75,000	75,000

Total related party receivables	98,133	1,508,243
Receivables from related parties
Relate to short term services to and payments on behalf of related parties. During the year ended December 31, 2024, receivables from KTSA were impaired by $478,558.
Balances with management personnel
Related party receivables - Interest free
In 2020, Lifezone provided loans to shareholders who were working for Lifezone amounting to $375,000. As of December 31, 2024, a loan to Lisa Smith of $75,000 was still outstanding. This loan was repaid on January 13, 2025.
Related party receivables - Interest bearing
In 2018, Lifezone provided an unsecured interest-bearing loan to Chris Showalter based on a Sterling Overnight Indexed Average (2021: London Inter-Bank Offered Rate), plus 3%, which was repayable on demand.
The loan was fully repaid with interest on July 5, 2023. For the year ended December 31, 2023, interest amounted to $6,841.
Related party payables

	December 31 2024	December 31 2023
	$	$
Balances with management personnel
Related party payables	125,329	132,048
Total	125,329	132,048
Related party payables
These relate to short term services payments. The amount above relates to services invoiced by Keith Liddell, Airvolution Co. Limited and NewVision Metals PTE Limited to Lifezone that remained outstanding as at December 31, 2024 and December 31, 2023.

24. Deferred consideration
On April 30, 2021, KNL completed the acquisition of all shares of Kabanga Holdings Limited from Barrick International (Barbados) Corporation and Glencore and all shares of Romanex International Limited from Glencore and Sutton for a total consideration of $14 million, to acquire the physical assets and all historical intellectual property related to the Kabanga Nickel Project. The intellectual property relates to a significant amount of data and exploration and study expenses that earlier owners invested into the Kabanga Nickel Project.
Of the $14 million, $8 million was paid by KNL to the previous owners before completion of the acquisition, with the remaining $6 million due to the sellers in stage payments as below:
•The first tranche amounting to $2 million: payable at the earlier of completion of feasibility study and 3rd anniversary of the contract from date of signing.
•The second tranche amounting to $4 million: payable at the earlier of the completion of feasibility study or the 5th anniversary of the contract from date of signing.
On December 15, 2022, KNL made the first tranche payment amounting to $2 million. The remaining $4 million was paid on December 9, 2024, in accordance with the terms of the acquisition.
Interest accretion on the deferred consideration was based on Lifezone’s incremental borrowing rate of 8.85%.
The carrying amounts for the reporting periods can be analyzed as follows:

Gross carrying amount	$

As at January 1, 2023	3,689,755
Remeasurement gain	(156,047)
Accretion of interest	159,904
As at December 31, 2023	3,693,612
Remeasurement gain	-
Repayment	(4,000,000)
Accretion of interest	306,388
As at December 31, 2024	-

25. Equity
Lifezone was incorporated on December 8, 2022, as a holding company for Lifezone Holdings and acquired 100% of the equity interest in Lifezone Holdings on July 6, 2023, as part of the SPAC Transaction. Refer to Note 1.

Reconciliation of share capital

	Number of Shares	$

As at January 1, 2023	58,300,082	3,101
Transactions with shareholders
Lifezone Holdings restricted stock units exercised	2,819,653	150
Lifezone Holdings share options, net settled exercised	1,560,396	83
	4,380,049	233

Total Lifezone Holdings Limited shares prior to share exchange	62,680,131	3,334

Share exchange transaction
Total Lifezone Holdings shares exchanged for Lifezone shares	(62,680,131)	(3,334)
Exchanged for Issue of Lifezone shares	62,680,131	6,268
Previous GoGreen Sponsor shareholders	6,468,600	647
Previous GoGreen public shareholders	1,527,554	153
PIPE Investors	7,017,317	702
Simulus Vendors	500,000	50
	78,193,602	7,820

Issue of shares from warrants exercised	76,350	8

As at December 31, 2023	78,269,952	7,828

Issue of shares on vesting of RSUs	760,439	76
Issue of shares to debenture holders	89,181	9
	849,620	85

As at December 31, 2024	79,119,572	7,913
Movement in other reserve
Following the announcement on December 13, 2023, between Lifezone and Glencore to recycle PGM in the United States, using Lifezone’s Hydromet Technology to recover precious metals from recycled Autocats, on January 10, 2024, group companies of both parties signed the Recycling Subscription Agreement resulting in Lifezone holding 94% and Glencore Ltd. holding 6% equity respectively. Glencore’s 6% interest in Lifezone Recycling US, LLC of $180,000 is presented as NCI in the consolidated financial statements of Lifezone and the remaining $1,320,000 is presented as other reserves. Lifezone and Glencore have contributed US$1.5 million each to the project, as part of the agreed funding of Phase 1.

Non-controlling Interest
NCI was $9,786,509 as at December 31, 2024 ($10,437,603 as at December 31, 2023)
In January 2021, KNL and the Government of Tanzania established TNCL, a Tanzanian company in order to develop, process and refine future products from the Kabanga Nickel Project. Through the Treasury Registrar, the Government of Tanzania owns a non-dilutable free-carried interest representing 16% of the issued share capital of TNCL. The Government of Tanzania's 16% interest in the arrangement is presented as a NCI in the consolidated financial statements of Lifezone.
BHP has a 17% interest in KNL which is presented as NCI in the consolidated financial statements of Lifezone.
Glencore's 6% interest in Lifezone Recycling US, LLC is presented as NCI in the consolidated financial statements of Lifezone.
Warrant reserve
As described in detail in Note 1, following Lifezone’s Form F-1 registration statement becoming effective on September 29, 2023, resulting in registering the resale of certain Lifezone Ordinary Shares and Warrants owned by certain previous Lifezone Holdings and the Sponsor shareholders (including its limited partners).
Each Lifezone Warrant represents the right to purchase one ordinary Lifezone share at an exercise price of $11.50 per share in cash.
The fair value of both the Public Warrants and Private Placement Warrants outstanding have been independently valued using a Black-Scholes option pricing model. The assumptions used in the Black-Scholes option pricing model are as below:

Inputs

Valuation date – date of warrant assumption	July 5, 2023
Unit issuance date	October 21, 2021
Announcement date	December 13, 2022
Business Combination date	July 5, 2023
Exercise date	August 4, 2023
Expiration date	July 5, 2028
First trading date	December 13, 2021
Stock price as of measurement date	$11.44
Strike price	$11.50
Risk-free rate (5.00 Years)	4.16%
Redemption threshold price	$18.00
Days above threshold price (automatic redemption)	20
Days above measurement period	30
Probability of acquisition	100%

The number of outstanding Public Warrants as at December 31, 2024, is as follows:

Number of Warrants
Balance as at January 1, 2023	-
Issued during the year ($11.50 per warrant)	13,800,000
Exercised	(76,350)
Outstanding as at December 31, 2023	13,723,650
Outstanding as at December 31, 2024	13,723,650
Each Public Warrant was fair valued at $1.05 on July 5, 2023, with the total fair value of all Public Warrants being $14,490,000.
On October 19, 2023, Lifezone received $878,025 from the exercise of 76,350 Warrants.
The number of Private Placement Warrants as at December 31, 2024, is as follows:

Number of Warrants
Balance as at January 1, 2023	-
Issued during the year ($11.50 per warrant)	667,500
Outstanding as at December 31, 2023	667,500
Outstanding as at December 31, 2024	667,500

Each Private Placement Warrant was fair valued at $0.91 on July 5, 2023, with the total fair value of all Private Placement Warrants being $607,425.
26. Share-based payments
2023 Omnibus Incentive Compensation Plan (the “Plan”)
Following the consummation of the Business Combination, Lifezone adopted the 2023 Omnibus Incentive Compensation Plan (the “2023 Plan”) in order to give Lifezone a competitive advantage in attracting, retaining, awarding and motivating directors, officers, employees and consultants by granting equity and equity-based awards. The 2023 Plan permits the grant of options to purchase Lifezone Ordinary Shares, stock appreciation rights, restricted shares, restricted stock units or other equity or equity related awards, in each case, in respect of Lifezone Ordinary Shares and cash incentive awards, thus enhancing the alignment of employee and shareholder interests.
The initial share limit under the 2023 Plan is the number of Lifezone Ordinary Shares equal to 10% of fully-diluted share capital of Lifezone Metals as of immediately following the consummation of the Business Combination.
On July 1, 2024, Lifezone granted 2,600,000 RSU awards under the Plan each representing the right for participants to receive 1 share in Lifezone. On July 1, 2024, 933,333 RSUs vested, with the remaining 1,666,667 vesting under market price performance conditions of $14.50 per share and $16.00 per share (respectively) based on daily VWAP of the shares for any 20 Trading Days. The vesting period is five years commencing on July 1, 2024. Additionally, during the year ended December 31, 2024, Lifezone Metals also granted another 5,405 RSUs that vested immediately.

	Restricted stock units	Weighted Average Grant Date Fair Value ($)
Balance as at January 1, 2024	-	-
Granted	2,605,405	6.74
Vested	(938,738)	7.67
Outstanding as at December 31, 2024	1,666,667	6.21
The RSUs that vested immediately on grant date were valued at their market price. All other RSUs were independently valued using the Monte Carlo simulation with key assumptions of risk-free rate of 4.30%, dividend yields of 0.00%, expected volatility of 65% and expected lives of 5 years.
The total share-based payment expense related to the RSU awards in the year ended December 31, 2024, was $17,818,907. This expense is included in general and administrative expenses and includes $260,090 of employer taxes paid on vesting of RSUs.
Share-based payments - Earnouts
Following the SPAC Transaction on July 6, 2023, as described in detail in Note 1, pursuant to the earnout arrangements under the BCA, former Lifezone Holdings and Sponsor shareholders will each receive additional Lifezone shares if the daily VWAP of Lifezone shares equals or exceeds Trigger Event 1 and Trigger Event 2. Of the total shares issued and outstanding, 1,725,000 shares are issued but held in escrow and relate to the Sponsor earnouts, which are subject to the occurrence of the two trigger events.
Earnouts grant date is July 6, 2023. and the fair value of earnouts have been independently valued based on a Monte Carlo simulation model.
The assumptions used to fair value the earnouts are as follows:

Inputs
Valuation Date	July 6, 2023
Stock Price as of Measurement Date / BCA Date	$10.32
Equity Volatility (Pre BCA)	n/a
Equity Volatility (Post BCA)	94.0%
Risk-Free Rate (5.00 Years)	4.28%

Share Price Earnout Tranches	Beginning	Expiration	Share Price Hurdle
Sale Threshold Price for Tranche 1 - Trigger Event I	July 6, 2023	July 6, 2028	$14.00
Sale Threshold Price for Tranche 2 - Trigger Event II	July 6, 2023	July 6, 2028	$16.00
Days Above Threshold Price			20
Days Above Measurement Period			30
Change of Control Provisions			n/a
Change of Control Date			n/a
Probability of Change of Control			0%
Granted earnouts totaled 26,797,052 units. All earnouts are outstanding as of December 31, 2024.

The following table illustrates the number and fair value of earnouts granted and outstanding earnouts as at December 31, 2024.

	Share Earnout	Fair value per Earnout	Fair value ($)
Balance as at January 1, 2023	-		-
Granted - Lifezone Holdings ($14.00 per Share)	12,536,026	$9.98	125,109,539
Granted - Lifezone Holdings ($16.00 per Share)	12,536,026	$9.84	123,354,496
Outstanding as at December 31, 2023	25,072,052
Outstanding as at December 31, 2024	25,072,052
Share based payment expense of $248,464,035 was recognized in respect of the above earnouts during the year ended December 31, 2023, and is included in general and administrative expenses.

	Share Earnout	Fair value per Earnout	Fair value ($)
Balance as at January 1, 2023	-		-
Granted - Sponsor shareholder ($14.00 per Share)	862,500	$9.98	8,607,750
Granted - Sponsor shareholder ($16.00 per Share)	862,500	$9.84	8,487,000
Outstanding as at December 31, 2023	1,725,000
Outstanding as at December 31, 2024	1,725,000
Share based payment expense of $17,094,750 was recognized in respect of the above sponsor earnouts during the year ended December 31, 2023, and is included in general and administrative expenses.
27. Loss per share ("LPS")
Basic LPS is calculated by dividing the loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.
Diluted LPS is calculated by dividing the loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.
The following table sets forth the numerator and denominator used in the computation of basic and diluted loss per share for the year ended December 31, 2024, and December 31, 2023. and December 31, 2022:

	2024	2023	2022
	$	$	$
Numerator:
Net loss used for basic and diluted earnings per share	(46,305,239)	(363,874,560)	(23,583,342)

Denominator:
Weighted-average outstanding ordinary shares	78,662,187	68,055,332	58,300,082

Net loss per ordinary share:
Basic and diluted loss per share	(0.59)	(5.34)	(0.40)
Where a loss has occurred, basic and diluted loss per share is the same because the outstanding options, RSUs, Warrants and earnout units are antidilutive.

In accordance with the requirements of IAS 33 – Earnings per share, the weighted-average number of ordinary shares outstanding prior to the SPAC Transaction have been retroactively adjusted by the Exchange Ratio to give effect to the reverse recapitalization treatment of the SPAC Transaction. Refer to Note 1 for detail.
The following table presents instruments that can potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share, as their impact was anti-dilutive (due to net losses in all reporting periods):

	December 31, 2024	December 31, 2023	December 31, 2022

Stock options	-	-	2,819,653
Restricted stock units	1,666,667	-	1,560,396
Convertible debentures[1]	6,388,321	-	-
Warrant units	14,391,150	14,391,150	-
Earnout units	26,797,052	26,797,052	-
Total	49,243,190	41,188,202	4,380,049
1The number of shares that may be issued against convertible debentures is determined by dividing the total of the principal outstanding and payment in kind interest with the exercise price of $8.00 per share.
28. Interests in other entities
Acquisitions during the current year
There were no acquisitions during the current year.
Acquisitions during the previous year
Simulus acquisition
On March 3, 2023, LZAP, signed a share purchase agreement with the vendors of Simulus, a leading hydrometallurgical laboratory and engineering company located in Perth, Australia.
The acquisition of Simulus was driven by a strategic rationale and as Lifezone estimated that it would have taken a number of years to build a comparable team with equivalent experience, create the corresponding laboratory setup, design, purchase and build the lab equipment and for it to be licensed. Simulus was Lifezone’s metallurgical laboratory of choice for years and the Simulus team have supported a number of studies and test work for the Kabanga Nickel Project and other projects, via numerous batch, pilot and engineering work.
Consequently, Lifezone chose to acquire Simulus rather than invest time and resources into developing a similar operation. To facilitate this acquisition, Lifezone offered a premium to Simulus shareholders as an incentive to sell. Lifezone had, and continued to have, confidence in the capability of the laboratory as Lifezone had a long-standing commercial relationship with Simulus.
Lifezone has had contracts with Simulus since 2010 and Simulus was Lifezone’s preferred laboratory and process design engineer. The acquisition allows Lifezone to shorten testing times, providing guaranteed capacity when Lifezone requires such and helps Lifezone control external costs and advance its research and development initiatives.
The transaction closed on July 18, 2023, for a total purchase consideration of $14.53 million comprising of a $1.0 million deposit paid on March 27, 2023, a cash consideration of $7.5 million paid on closing and 500,000 shares in Lifezone, fair valued at $12.06 per share, in exchange for 100% ownership of Simulus. The vendors were restricted from disposing of, transferring, or assigning their consideration shares for a period of six months from the completion of the Simulus acquisition. Transaction costs associated with this acquisition largely related to internal costs, external costs which were incurred were not material.

Simulus property, plant, and equipment acquired have been independently fair valued under IFRS 13, using the replacement cost method as the valuation technique. This valuation method has been selected due to the nature of the specialized, modified property, plant and equipment installed by Simulus over the years of operation. The replacement cost approach reflects the amount that would be required to replace or substitute an asset with similar service capacity.
Management, with the assistance of an independent valuation specialist, has assessed that no identifiable intangible assets existed, as a result of the Simulus acquisition, that met either of the following 1) separability criterion and are able to be independently valued, or 2) contractual-legal criterion and able to be independently valued.

$000’s
Assets acquired
Cash	427
Trade debtors	260
Prepayments	406
Property, plant and equipment (revalued)	4,926
Total assets acquired	6,019
Liabilities assumed
Trade creditors	(474)
Total liabilities assumed	(474)
Working capital adjustment	(35)
Total identifiable net assets at fair value	5,510
Consideration
Cash deposit (paid March 27, 2023)	1,000
Cash on completion (paid July 18, 2023)	7,500
Issue of shares in Lifezone	6,030
Total consideration	14,530

Goodwill arising on acquisition	9,020
Net cash flow resulting from the acquisition of Simulus amounted to $8.07 million, representing cash consideration paid by LZAP amounting to $8.5 million and the cash balance of the acquired entity amounting to $0.43 million.
Goodwill arising from the transaction has been impaired during the year ended December 31, 2024.
29. Joint ventures
The nature of the activities of all of Lifezone’s joint ventures is trading in and operation of industrial scale metals extraction and metals refining investments, which are seen as complementing the Lifezone’s operations and contributing to achieving the Lifezone’s overall strategy.
Details of each of the Lifezone’s joint ventures at the end of the reporting period are as follows:

	Country of	Principal place of	Percentage of Ownership (%)
JV Equity Entities:	incorporation	Business	2024	2023
Kelltech Limited	Mauritius	Mauritius	50%	50%
Kelltechnology South Africa (RF) Proprietary Ltd	South Africa	South Africa	33%	33%
Kellplant Proprietary Ltd	South Africa	South Africa	33%	33%

Lifezone has a 50% interest in Kelltech, a joint venture between SRL and Lifezone, which Lifezone granted an exclusive license to use the Hydromet Technology SADC License Area and the Kell License. The Kell License relates to LZL’s Hydromet Technology applicable to just precious metals projects and the SADC Licensee Area.
Kelltech owns 66.67% of KTSA and has further exclusively sub-licensed the Kell License to KTSA. The remaining 33.33% interest in KTSA is held by IDC. Lifezone has an indirect 33.33% interest in KTSA.
Kellplant is a wholly owned subsidiary of KTSA with Lifezone having an indirect 33.33% interest in Kellplant. Kellplant plans to develop, own and operate a refinery at the Pilanesberg Platinum Mines in South Africa that will utilize Hydromet Technology to process and refine PGM, other precious metals and base metals.
At the time of the release of this document, the development of the Hydromet refinery at Pilanesberg Platinum Mines is on hold and will need to be rescoped following SRL's decision to update their mine plan and re-scope the refinery to process its underground mining operations, which have not been developed yet.
Although Lifezone holds joint ownership in these companies, Lifezone does not have ultimate control as all major decisions had to be agreed unanimously by all parties before they could be actioned. Management therefore considered it appropriate to account for these entities as joint ventures.
Lifezone has recognized its 50% share in Kelltech share capital of $1,000, which is fully impaired.
30. Financial risk review
This note presents information about Lifezone’s exposure to financial risks and Lifezone’s management of capital. Lifezone’s risk management is coordinated by its directors. Lifezone does not actively engage in the trading of financial assets for speculative purposes. The most significant financial risks to which Lifezone is exposed are described below:
a)Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises of interest rate risk, risks related to the price of equity instruments, commodity price risk and foreign exchange rates.
Market risks affecting Lifezone are comprised of interest rate risk and foreign exchange rate risk. Financial instruments affected by market risk include deposits, trade receivables, related party receivables, convertible debentures, trade payables, accrued liabilities, deferred considerations, and long-term rehabilitation provision.
The sensitivity analysis in the following sections relates to the positions as of December 31, 2024, and December 31, 2023.
The sensitivity analysis is intended to illustrate the sensitivity to changes in market variables on Lifezone’s financial instruments and show the impact on profit or loss and shareholders’ equity, where applicable.
The analysis excludes the impact of movements in market variables on the carrying value of provisions.
b)Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. During 2024 Lifezone did not have significant external revenues and therefore its credit risk from trade receivables is primarily concentrated with two legacy customers, KTSA and Kellplant, both joint ventures, and accordingly Lifezone is exposed to the possibility of loss if such customers default. Lifezone addresses this risk by monitoring its commercial relationship with such customers and by seeking to develop additional patented technology and entering into new partnerships.
The loan to Lisa Smith of $75,000 as shown in Note 23 was repaid on January 13, 2025. Other receivables consist of security deposits and interest receivable on which the credit risk is considered to be low.

The carrying amount of financial assets represents the maximum credit exposure and at the reporting date was:

	December 31, 2024	December 31, 2023
	$	$
Cash and cash equivalents	29,283,942	49,391,627
Other receivables	429,176	696,968
Related party receivables	98,133	1,508,243
Total	29,811,251	51,596,838
Set out below is the information about the credit risk exposure of the Lifezone’s financial assets as at December 31, 2024, and 2023:

		Days past due
	Current	31-60	61-90	91-120	>120	Impairment	Total
At December 31, 2024	$	$	$	$	$	$	$
Cash and cash equivalent	29,283,942	-	-	-	-	-	29,283,942
Other receivables	429,176	-	-	-	-	-	429,176
Related party receivables	98,133	-	-	-	478,558	(478,558)	98,133
Total	29,811,251	-	-	-	478,558	(478,558)	29,811,251

		Days past due
	Current	31-60	61-90	91-120	>120	Impairment	Total
At December 31, 2023	$	$	$	$	$	$	$
Cash and cash equivalent	49,391,627	-	-	-	-	-	49,391,627
Subscription receivable	-	-	-	-	-	-	-
Other receivables	98,836	598,132	-	-	-	-	696,968
Related party receivables	1,508,243	-	-	-	-	-	1,508,243
Total	50,998,706	598,132	-	-	-	-	51,596,838
c)Liquidity risk
Liquidity risk arises from the possibility that Lifezone will not be able to meet its financial liability obligations as they fall due. Lifezone has historically been supported financially by its shareholders and minority interest partners. Lifezone expects to fund its capital requirements and ongoing operations through current cash reserves, equity, mezzanine, debt funding or monetizing the offtake from the Kabanga Nickel Project.
The table below represents expected timing of payments on trade payables, lease liabilities, debt and derivative liabilities, and deferred consideration liabilities, excluding provisions.

	December 31, 2024	December 31, 2023
	$	$
<=30 days	5,018,036	7,667,147
30-60 days	35,760	104,240
61-90 days	35,884	156,360
91-120 days	77,689	208,480
>=121 days	48,196,023	5,392,901
Total	53,363,392	13,529,128

d)Foreign currency risk
Lifezone has assets and liabilities which are denominated in currencies other than USD, its reporting currency. Lifezone incurs expenditures for which it owes money denominated in non-U.S. dollar currencies, including GBP, TZS, ZAR, EUR and AUD. As a result, the movement of such currencies could adversely affect Lifezone’s results of operations and financial position.
The following table includes assets and liabilities which are denominated in foreign currencies:

	December 31, 2024	December 31, 2023
	GBP	GBP
Cash in banks	155,089	620,208
Prepaid expenses	155,533	134,828
Trade and other payables	890,213	489,117

	AUD	AUD
Cash in banks	1,236,945	2,587,533
Trade receivables	1,308,303	112,069
Prepaid expenses	249,209	238,181
Trade and other payables	916,527	743,959

	EUR	EUR
Cash in banks	4,428	133,685

	TZS	TZS
Cash in banks	105,125,420	1,259,494,294

	ZAR	ZAR
Cash in banks	36,335	937,684
e)Sensitivity analysis
The following table demonstrates the estimated sensitivity to a reasonably possible change in the GBP, TZS, ZAR, EUR and AUD exchange rates, with all other variables held constant. The impact on Lifezone’s profit or loss is due to changes in the fair value of monetary assets and liabilities. Lifezone’s exposure to foreign currency changes for all other currencies is not considered material.

Effect on profit or loss	December 31, 2024	December 31, 2023
Change in GBP Rate
10%	72,742	79,202
-10%	(72,742)	(79,202)
Change in AUD Rate
10%	(116,704)	(176,987)
-10%	116,704	176,987
Change in EUR Rate
10%	460	14,848
-10%	(460)	(14,858)
Change in TZS Rate
10%	(4,282)	(50,079)
-10%	4,282	50,079
Change in ZAR Rate
10%	(193)	(5,058)
-10%	193	5,058
f)Capital management
For the purpose of Lifezone’s capital management, capital includes equity attributable to the shareholders of Lifezone Metals. The primary objective of Lifezone’s capital management is to maximize shareholder value.
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
31. Contingent liabilities
As detailed in Note 20, Lifezone has provided $3,434,062 (TZS 8.4 billion) as a result of a Court ruling received in the year in relation to a withholding tax assessment. Lifezone has not provided for any additional interest charges as, based on ongoing discussions with the TRA, any material outflow is not considered probable. However, if the TRA does not waive the additional interest charges, there is a possibility that KNCL could face an additional liability of up to $5,033,805 (TZS 12.4 billion).
In 2022, KNCL filed an appeal before the Tax Revenue Appeals Tribunal against the TRA to challenge the TRA’s claim of withholding tax imposed on services. Similar to the case mentioned in the previous paragraph, these services were also provided by non-resident entities during a period when KNCL was jointly owned by Barrick and Glencore. The amount of tax in dispute is $167,716 (TZS 422 million). As at the date of signing these financial statements a court appeal hearing date was still pending on this case.
32. Subsequent events
There were no significant events to note subsequent to the year-end which require adjustments to, or disclosures in the financial statements.

ITEM 19: EXHIBITS

Exhibit Number	Description of Exhibit
1.1
Amended and Restated Memorandum and Articles of Association of Lifezone Metals Limited (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-272865) filed with the SEC on July 10, 2023).

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

2.4##
Subscription Agreement, dated March 20, 2024, in respect of the commitment to purchase and the issuance of Convertible Debentures due 2028 (incorporated by reference to Exhibit 99.2 to the Company's Report of Foreign Private Issuer on Form 6-K (File No. 001-41737) filed with the SEC on March 28, 2024)

2.5*	Description of Securities.
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

4.30†
Securities Exchange Agreement relating to Kabanga Nickel Limited, dated June 23, 2022, between Lifezone Limited and various sellers of and option holders over KNL shares (incorporated by reference to Exhibit 10.28 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023).

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

4.38##*	Subscription Agreement dated 10 January 2024 between Lifezone Recycling US, LLC, Lifezone Holdings US, LLC and Glencore Ltd.
4.39
Form of Unsecured Convertible Debenture (incorporated by reference to Exhibit 99.3 to the Company's Report of Foreign Private Issuer on Form 6-K (File No. 001-41737) filed with the SEC on March 28, 2024).

8.1*	List of Subsidiaries and Joint Ventures.
12.1*	Certification of Chris Showalter pursuant to 17 CFR 240.13a-14(a).
12.2*	Certification of Ingo Hofmaier pursuant to 17 CFR 240.13a-14(a).
13.1*	Certification of Chris Showalter pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
13.2*	Certification of Ingo Hofmaier pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.

15.1
Kabanga 2024 Mineral Resource Update Technical Report Summary, effective December 4, 2024 prepared by Sharron Sylvester and Bernard Peters (incorporated by reference to Exhibit 96.1 to the Company's Report of Foreign Private Issuer on Form 6-K (File No. 001-41737) filed with the SEC on December 5, 2024).

15.3*	Consent of Bernard Peters for Kabanga 2024 Mineral Resource Technical Report Summary.
15.4*	Consent of Sharron Sylvester for Kabanga 2024 Mineral Resource Technical Report Summary.
15.5*	Consent of BDO LLP, independent registered public accounting firm.
15.6*	Consent of Grant Thornton, independent registered public accounting firm.
15.7	Grant Thornton Letter (incorporated by reference to Exhibit 16.1 to the Company's Report of Foreign Private Issuer on Form 6-K (File No. 001-41737) filed with the SEC on September 12, 2024).
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 20-F (File No. 001-41737 filed with the SEC on April 1, 2024).
99.4*	Insider Trading Policy.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
________________________________________________________________________
*Filed herewith.
##Portions of this exhibit have been omitted as the Registrant has determined that (i) the omitted information is not material and (ii) the omitted information is of the type that the Registrant customarily and actually treats as private or confidential.
†Schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.
††Indicates a management contract or compensatory plan.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

LIFEZONE METALS LIMITED

By:	/s/ Chris Showalter
Chris Showalter
Chief Executive Officer
Date: April 9, 2025