Form 20-F
period 2025-12-31
Lifezone Metals Ltd
filed 2026-03-19
CIK 1958217

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Douglas, Isle of Man, IM1 1EE
Telephone number: +44 (0) 1624 850 500
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

Ordinary Shares*	85,509,305
*includes 1,725,000 ordinary shares issued and held in escrow

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

Large accelerated filer	☐	Accelerated filer	☒	Non accelerated filer	☐

				Emerging growth company	☒
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

INTRODUCTION
About this Annual Report
This Annual Report on Form 20-F contains the consolidated financial statements and the related notes for the year ended December 31, 2025 (“Annual Financial Statements”) of Lifezone Metals Limited (“Lifezone Metals”). The Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).
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
Lifezone Metals qualifies as a foreign private issuer as defined under Rule 405 under the Securities Act and prepares its financial statements denominated in U.S. dollars and in accordance with IFRS as issued by the IASB. The audited financial statements of Lifezone Metals for the year ended December 31, 2025, have been prepared in accordance with IFRS and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are reported in U.S. dollars.
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
As a result of the Business Combination, the Merger Sub, as the surviving entity, and Lifezone Holdings each became wholly owned subsidiaries of Lifezone Metals. Merger Sub was placed into voluntary liquidation by Lifezone Metals, and on April 8, 2024, Merger Sub was permanently dissolved.

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

“CGU” means Cash Generating Unit.

"Corporate" means the corporate segment of Lifezone's business which consists primarily of the group related activities and functions.

“December 2024 Technical Report Summary” means Kabanga 2024 Mineral Resource Update Technical Report Summary prepared by Sharron Sylvester, BSc (Geol), RPGeo AIG (10125) and Bernard Peters, BEng (Mining), FAusIMM (201743) (each, a “Qualified Person” and collectively, the “Qualified Persons”) with an effective date of December 4, 2024.

“Feasibility Study” means the July 18, 2025, Feasibility Study - Technical Report Summary for the Kabanga Nickel Project and the Kabanga underground mine to determine the development requirements of the project.

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

v

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“FID” means Final Investment Decision.

“Framework Agreement” means the agreement entered into on January 19, 2021, between KNL and the Government of Tanzania, pursuant to which TNCL, in which the Government of Tanzania holds a 16% non-dilutable free-carried interest and KNL holds the remaining 84% interest, was created.

“FVTPL” means Fair Value Through Profit and Loss.

“GBP” means Great British Pound.

“Glencore” means Glencore plc and its subsidiaries including Glencore Canada Corporation and Glencore Limited.

“GoGreen” means GoGreen Investments Corporation, a Cayman Islands exempted company.

“GoGreen Initial Shareholders” means the Sponsor and certain members of GoGreen’s board of directors and advisors.

“GoGreen PIPE Investors” means the investors who are affiliates of GoGreen that invested in the PIPE Financing and consist of John Dowd, Govind Friedland and Sergei Pokrovsky.

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

"Intellectual Property segment" means the intellectual property segment of Lifezone's business which comprises patents held and managed by Lifezone Limited, a team of highly skilled engineers, scientists and technicians based in Lifezone’s Simulus hydromet laboratory based in Perth, a strategic partnership with Sedibelo Resources Limited and IDC regarding the development of the potential Kell-Sedibelo-Lifezone Refinery and the agreement between Lifezone and Glencore to recycle PGM in the United States.

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

“Merger Sub” means Aqua Merger Sub, a company registered in The Cayman Islands was voluntarily dissolved on April 8, 2024.

“Metals Extraction” means the metals extraction and refining segment of Lifezone's business undertaken primarily through KNL at the Kabanga Nickel Project.

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

“T2 Option Agreement” means the equity option agreement dated October 14, 2022, as amended on February 8, 2023, entered into between BHP, LZL and KNL, pursuant to which BHP has the option to consummate a further investment in KNL, subject to certain conditions being satisfied, including the satisfactory completion of, and agreement on, the Feasibility Study, agreement on the Joint Financial Model in respect of the Kabanga Nickel Project, the amendment of the articles of association and share capital of the TNCL Subsidiaries and receipt of any necessary regulatory and tax approvals.

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

“Warrants” means, collectively, the Private Placement Warrants and the Public Warrants.

“ZAR” means South African Rand.

"2025 Offering" means Lifezone's underwritten registered direct offering that closed on November 12, 2025, whereby Lifezone issued (i) 4,411,764 ordinary shares and (ii) warrants to purchase up to 4,411,764 ordinary shares.
x

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
Some of the statements contained in this Annual Report on Form 20-F (including information incorporated by reference herein, this "Annual Report") are not historical facts and, accordingly, may be considered “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), regarding, among other things, the plans, strategies and prospects, both business and financial, of Lifezone Metals. These statements are based on the beliefs and assumptions of management, as well as information currently available to Lifezone Metals. Although Lifezone Metals believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, Lifezone Metals cannot assure you that it will achieve or realize these plans, intentions or expectations.
Forward-looking statements are inherently subject to significant risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements may be preceded by, followed by, or include words such as “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” or similar expressions; provided that the absence of these does not mean that a statement is not forward-looking.
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
Forward-looking statements contained or incorporated into this Annual Report include, but are not limited to, statements regarding future events, the estimated or anticipated future results of Lifezone, future opportunities for Lifezone, including the efficacy of the Hydromet Technology and the development of, and processing of mineral resources at (amongst other things), the Kabanga Nickel Project, the ability to finance the Kabanga Nickel Project, negotiations regarding the Framework Agreement and other commercial arrangements, the outcome of certain legal proceedings with Tanzania Revenue Authority, Lifezone’s ability to continue to operate as a going concern, and other statements that are not historical facts.
These statements are based on Lifezone's management's current expectations and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond Lifezone's control.
These statements are subject to a number of risks and uncertainties regarding Lifezone's business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, and business conditions, including but not limited to economic and operational disruptions; the development and processing of mineral resources at the Kabanga Nickel Project, including the agreement and finalization of the joint financial model relating to the Kabanga Nickel Project which will underly the equitable economic benefits allocation; obtaining additional capital, including use of the debt market, future capital requirements, and sources and uses of cash; maintaining key strategic relationships with partners and customers; the timing and significance of contractual relationships; the outcome of any legal proceedings that may be instituted against Lifezone; risks related to the rollout of Lifezone's business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; the acquisition, maintenance, and protection of intellectual property; the ability of Lifezone to achieve projections and anticipate uncertainties relating to its business, operations, and financial performance, including expectations with respect to financial and business performance, future operating results, financial projections, and business metrics; expectations regarding product and technology development and pipeline, market size, and the competitive landscape; the ability to develop, design, and sell differentiated products and services; expectations regarding future acquisitions, partnerships, or other relationships with third parties; executing its growth strategy, managing growth profitably, and retaining key employees; upgrading, maintaining, and securing information technology systems; maintaining the listing of its securities on the New York Stock Exchange; complying with applicable laws and regulations, including privacy regulation; anticipating the impact of, and responding to, new accounting standards; meeting future liquidity requirements and complying with restrictive covenants related to long-term indebtedness; and dealing effectively with litigation, complaints, and/or adverse publicity.
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
New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can the parties assess the impact of all such risk factors on us, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Additional risks and uncertainties not presently known to us or that we currently deem immaterial could also affect our actual results and outcomes.
All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements. Lifezone undertakes no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Accordingly, you should not place undue reliance on these forward-looking statements.

PART I
ITEM 1 A, B, C: DIRECTORS, SENIOR MANAGEMENT, ADVISERS AND AUDITORS
Not Applicable
ITEM 2 A, B: OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable
ITEM 3 A, B, C: KEY INFORMATION
Not Applicable
ITEM 3 D: RISK FACTORS
Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks and uncertainties described below. Our business, operating results, financial condition or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occurs, our business, operating results, financial condition and prospects could be adversely affected. In that event, the market price of the Lifezone Ordinary Shares could decline, and you could lose part or all of your investment. The risks discussed below may not prove to be exhaustive and are based on certain assumptions that later may prove to be incorrect or incomplete. Lifezone Metals and its subsidiaries may face additional risks and uncertainties that are not presently known to such entity, or that are currently deemed immaterial, or which may prove difficult to mitigate against, and also impair our business or financial condition.
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

Risks Related to Operational Factors

•The ability to obtain the significant additional capital required to fund Lifezone’s business, which is closely linked to the bankability of contractual arrangements in Tanzania.
•The impact on Lifezone’s business of geopolitical conditions and social, economic and political stability in Tanzania, where Lifezone's operations, assets and prospects are concentrated.
•Elevated political risk in Tanzania, including potential changes in government policy, regulation, or enforcement.
•The absence of any operating history at Lifezone on which to evaluate Lifezone’s business and prospects.
•The significant governmental regulations to which Lifezone is subject, including local content rules that may affect project execution.
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
•Risks related to increased capital expenditure and operating costs as the result of inflation.
•Risks related to changes in interest rates and exchange rates impacting the cost of borrowing and purchases.
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
•The impact of accidents, safety incidents, natural disasters, public health, riots or political crises or other catastrophic events, including weather impacts that may affect construction schedules.
•Inaccuracies in Lifezone’s assumptions and analyses on which projections or forecasts are based.
•Uncertainty around the timing of FID and risks related to project execution.
•Uncertainty around supply agreements and the Framework Agreement.

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
•Demand and market prices for PGMs.
•The risk of the project being delayed, not being economically viable or Lifezone not being able to raise sufficient funds to execute the project.

Risks Related to the Metals Extraction Operations

•Changes in the market price of nickel, cobalt and copper.
•Risks specific to refinery economics, including the possibility of low projected valuations or investor returns impacting the ability to raise further funds and continue with projects, leading to impairments of past investments.
•Community unrest, resettlement and land access challenges and/or in-migration risk.
•The ability to replace the Mineral Reserves and Resources on the area covered by the SML as it depletes.
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
•
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
•The potential classification of Lifezone Metals as an inadvertent investment company for the purposes of the United States Investment Company Act of 1940, as amended (the “ICA”).

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
•Potential risks related to changing tax and business laws and litigation, taxation and other regulatory actions by government authorities.
•The potential risk of not receiving VAT refunds in a timely fashion and negative outcomes from tax assessments and the settlement of tax disputes and payments in Tanzania.
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
•The potential impact of currency controls and wider fiscal regulations on the operations of the business and the ability to fund projects or repatriate profits.
•Potential risk of the downgrading of Tanzania’s debt rating by an international rating agency, or an increase in interest rates in Tanzania, impacting our ability to issue or use letters of credit.

Risks Related to Ownership of Lifezone Metals’ Securities

•The ability of Lifezone Metals to continue to list its securities on the NYSE and comply with the NYSE’s continued listing standards.
•The potential dilution of shareholders from Lifezone Metals issuing additional equity in the future.

Risks Related to Operational Factors Affecting Lifezone

The ability to obtain the significant additional capital required to fund Lifezone’s business, which is closely linked to the bankability of contractual arrangements in Tanzania.

We will require significant additional capital to fund our business, and our ability to obtain such capital is closely linked to the bankability of contractual arrangements in Tanzania. No assurance can be given that such capital will be available at all or available on terms acceptable to us. Developing and operating large‑scale metals extraction and refining projects, particularly the Kabanga Nickel Project in Tanzania, requires substantial capital to identify and delineate mineral resources, conduct feasibility studies, construct processing facilities and related infrastructure, expand production capacity, replenish reserves, comply with regulatory requirements, and meet unexpected liabilities. Long‑term production also requires significant ongoing maintenance and working capital expenditures. Our ability to secure this capital is closely linked to the bankability of contractual arrangements in Tanzania, including the stability of regulatory frameworks, enforceability of contracts, and the willingness of lenders and investors to commit funds in light of elevated political and jurisdictional risks.

Following our acquisition of BHP’s equity interest in Kabanga Nickel Limited, Lifezone now owns 100% of KNL and is solely responsible for raising the funding required to develop the Kabanga Nickel Project. While we are pursuing a diversified funding strategy, including debt and equity financing, monetization of offtake and royalty streams, and engagement with strategic partners and lenders, there can be no assurance that we will be able to raise such funds on favorable terms or at all. The early‑stage nature of our business, combined with the concentration of our operations in Tanzania, may make potential investors unwilling to provide us with the necessary capital. Any fundraising efforts may divert management’s attention from day‑to‑day operations, and we may be required to sell existing assets, such as rights to our Hydromet Technology or interests in the Kabanga Nickel Project, which would dilute our ownership and reduce future returns.

If the Kabanga Nickel Project does not generate the expected economic benefits, or if financing is delayed or unavailable, the trading price of the Ordinary Shares and Warrants in Lifezone Metals could be adversely affected. Even if funding is secured, it may take considerably longer than anticipated to deploy, and equity financing would dilute existing shareholders, who do not have pre‑emptive or anti‑dilution rights under our Articles of Association. In addition, our capital requirements extend beyond Kabanga to potential recycling projects, acquisitions, and exploration activities, each of which may require substantial additional investment. Any failure to raise the necessary funds, or delays in doing so, could have a material adverse effect on our business, financial condition, results of operations, prospects, or liquidity.

Borrowing to finance capital expenditures may increase our leverage, reduce financial flexibility, and require us to dedicate a substantial portion of cash flow to debt service and pledge a substantial portion of our assets. Debt agreements may contain restrictive covenants that limit our ability to finance future operations or pursue strategic opportunities, and a breach of such covenants could trigger defaults across multiple agreements. Lenders may also require hedging of future metal output, imposing further restrictions on our operations. Collectively, these risks underscore our dependence on securing sufficient, timely, and bankable financing arrangements in Tanzania to advance our projects and sustain our business.

The impact on Lifezone’s business of geopolitical conditions and social, economic and political stability in Tanzania, where Lifezone’s operations, assets and prospects are concentrated.

Our development, growth, future profitability and ability to continue our operations are highly dependent on geopolitical conditions and the social, economic and political stability of Tanzania, where our operations, assets and prospects are concentrated. Instability in Tanzania following the elections in October 2025 has resulted in heightened political risk, creating uncertainty that may discourage investment in the country or the wider region. Such instability can adversely affect future investments in Lifezone Metals, transport and supplies to the Kabanga Nickel Project site, our ability to attract a trained workforce and increase pressure from communities and stakeholders, among others. Socio‑political unrest may disrupt our business, compromise safety and security, increase costs, affect employee morale, impact our ability to deliver operational plans, create uncertainty regarding mining licenses, and cause reputational damage or adverse regulatory changes, any of which could materially affect our business, financial condition, results of operations, prospects or liquidity.

We may also face additional regulatory hurdles or increases in taxation due to changes in political regimes. For example, prior governments in Tanzania have imposed higher taxes and levies on companies in industries such as mining, telecom and shipping. Shortages of critical skills and industrial expertise in Tanzania continue to affect the execution of large‑scale development projects, including the Kabanga Nickel Project, and broader political and economic factors have led, and may continue to lead, to downgrades in national credit ratings. Any deterioration in the Tanzanian economy could adversely affect our operations and financial position.

Instability in the financial services industry and inflationary pressures may further reduce investor appetite for equity or project financing in Tanzania, contribute to volatility in currency exchange rates, commodity prices and interest rates, and undermine confidence in political institutions, regulatory agencies and financial markets. These risks could materially impact our ability to raise funds, execute projects, and meet contractual obligations. In addition, actions by the United States or other countries, including trade measures, tariffs, export controls or sanctions, and any retaliatory responses could increase costs, disrupt supply chains, and adversely affect our operations or our ability to meet financial commitments.

Elevated political risk in Tanzania, including potential changes in government policy, regulation, or enforcement.

Lifezone’s operations are subject to elevated political risk in Tanzania, where changes in government policy, regulation or enforcement could materially affect our business. The Tanzanian government has historically exercised significant influence over the mining sector, including through taxation, royalties, local content requirements, and permitting processes. Sudden or unexpected changes in these policies, or inconsistent enforcement of existing regulations, could increase costs, delay project execution, or impair our ability to operate. Political risk also encompasses the potential for government intervention in strategic natural resources, renegotiation of contracts, or restrictions on foreign investment.

Recent unrest following national elections in October 2025 has contributed to a more uncertain operating environment, which may heighten investor concerns and increase scrutiny of regulatory and policy developments. While it is not certain that such unrest will lead to specific changes in government policy or enforcement, it underscores the elevated political risk associated with operating in Tanzania. As our operations, assets and prospects are concentrated in Tanzania, any adverse political developments could have a disproportionate impact on our business, financial condition, results of operations, prospects or liquidity.

We have no operating history on which to base an evaluation of our business and prospects and an evolving business model, which raises doubts about our ability to achieve profitability. There is also an absence of profitable operations in recent periods.

We have no operating history upon which an investor can evaluate our prospects. While LZL was established in 2008 and KNL was incorporated in 2019, no active refinery has licensed our Hydromet Technology and KNL has not operated any metals-producing properties. As of the date of this Annual Report, the only recent source of revenue for Lifezone has been laboratory and technical services fees from third-party customers from Simulus. These revenues have been immaterial compared to the funds required to develop the Kabanga Nickel Project. As a young business, we are unable to give potential investors any historical basis on which they can evaluate a potential investment. There is also an absence of profitable operations in recent periods.

Production from the Kabanga Nickel Project has yet to begin, and our activities at Kabanga as of the date of this Annual Report have been largely focused on raising capital, organizational matters, staffing, studies and technical assessments, permitting work, limited early works and community development, the setting up of required infrastructure in anticipation of commencing the construction and ultimately the production at the Kabanga Nickel Project. Further, once the Kabanga Nickel Project is commissioned, production is expected to be ramped up to its maximum capacity in a phased manner. As an organization, we have not yet demonstrated an ability to successfully mine the mineral resources necessary for successful commercialization or enter into offtake agreements with third parties. Consequently, any predictions about our future success or viability may not be as accurate as they could be had we had an operating history. Our operations are subject to the risks inherent in the establishment of a new large-scale business enterprise, including access to capital, successful implementation of our business plan, and limited revenue from operations. We cannot assure you that our intended activities or plan of operation will be successful or result in revenue or profit to us and any failure to implement our business plan may have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity. We have encountered, and may continue to encounter, unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives.

We are subject to significant governmental regulations that affect our operations and costs of conducting our business and may not be able to obtain all required permits and licenses to place our properties into production.

We are subject to significant governmental regulation that affect our operations, costs and timelines, and we may not be able to obtain, maintain or renew all permits, licenses and approvals required to develop, construct and operate our assets in accordance with our expectations.

Our exploration, development and planned refining activities are subject to extensive laws and regulations, particularly in Tanzania, administered by multiple governmental authorities, including the Tanzanian Mining Commission. These laws and regulations govern, among other matters, environmental protection and emissions, natural resource management, the handling of hazardous substances and explosives, mine development and operation, production, closure, reclamation and rehabilitation, imports and exports, price controls, repatriation of capital and exchange controls, taxation, royalties, labor standards, occupational health and safety, and the protection of historic and cultural heritage.

In addition, our operations are subject to local content requirements in Tanzania, which may require the use of Indigenous Tanzanian Companies (“ITCs”), the formation of joint ventures with ITCs, and the engagement of local labor, suppliers, contractors and service providers, in each case subject to review and approval by the Tanzanian Mining Commission and other governmental authorities. Compliance with these requirements may limit our ability to select contractors or suppliers based solely on technical capability, experience or price, increase administrative and compliance burdens, and result in delays to approvals, construction and project execution, as well as increased capital and operating costs. Any failure to comply with applicable local content requirements or approval conditions could result in penalties, delays, suspension of activities or the loss of licenses or permits.

The costs associated with complying with these laws and regulations are substantial. Future legislation, changes in government policy, regulatory amendments or shifts in the interpretation or enforcement of existing laws by the Tanzanian Mining Commission or other authorities could result in additional expenditures, increased capital requirements, operational restrictions or delays. Our operations require numerous permits and approvals related to the construction and operation of facilities, the production, storage and transportation of products, waste management and site rehabilitation. Such permits and approvals may be amended, suspended or revoked, and there can be no assurance that they will be obtained or maintained on acceptable terms and/or within anticipated timeframes. See “Item 4.D – Description of the Kabanga Nickel Project.”

Certain laws and regulations may permit governmental authorities, affected stakeholders or private parties with a direct interest in our operations to bring claims or proceedings relating to environmental impacts, property damage or personal injury, including claims arising from health, safety or environmental incidents. Such actions could result in significant fines, penalties, remediation obligations, damages awards or other civil or criminal sanctions. In addition, non‑governmental organizations or local community groups may generate adverse publicity or seek to disrupt our operations.

Environmental, social, health and safety laws and regulations are subject to ongoing change and, in many jurisdictions, including Tanzania, are becoming more stringent. If our compliance obligations increase due to legislative or regulatory changes, shifts in government policy or enforcement practices, changes in assumptions used to estimate liabilities, or the emergence of unanticipated conditions, our costs, provisions and project timelines could increase materially. Any such increases could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

We have entered, and in the future, we expect to enter into joint ventures, strategic partnerships, partnership arrangements, acquisition agreements or offtake agreements with other parties in relation to our metal's extraction business and our intellectual property licensing business. Any failure of other parties to meet their obligations to us or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on us, the development and operations of our Metals Extraction businesses, including the Kabanga Nickel Project, and the intellectual property licensing business, and future joint ventures, if any, or their properties, and therefore could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

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

We may also enter into offtake or marketing agreements with respect to the products that will be produced at our projects, including the Kabanga Nickel Project. However, we may not realize the expected benefits from such arrangements. We may not, however, be able to identify appropriate or acceptable offtake partners, and our efforts to identify such targets may result in a loss of time and financial resources. In addition, we may not be able to negotiate successfully or enter into an agreement on favorable terms.

As we do not own the entire interest in our technology licensing, refinery and Metals Extraction businesses, other shareholders in such businesses, such as SRL and Glencore, will be able to influence the operations at the respective businesses and significant corporate actions.

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

Currently, our subsidiary, KNL, holds 84% of the interest in TNCL, where the Government of Tanzania holds the remaining 16%.

For a discussion of the economic potential allocations between the Government of Tanzania and KNL, please see "Risk Factors - A delay in our delivery of the Kabanga Nickel Project Joint Financial Model could negatively impact our business and our results of operations and cash flows" and "Item 10 C of the Annual Report - Material Contracts — Arrangement with the Government of Tanzania — Framework Agreement."

A delay in our delivery of the Kabanga Nickel Project Joint Financial Model could negatively impact our business and our results of operations and cash flows.

A Framework Agreement exists with the Government of Tanzania for the development and operation of the Kabanga Nickel Project, which describes the equitable Economic Benefit Sharing Principle (“EBSP”) between KNL and the Government of Tanzania. The overarching principle is that KNL and the GoT equally share income derived from the Project over the life, where Government of Tanzania’s income is derived from dividends, taxes, royalties, duties, and levies.

While the acquisition by Lifezone Limited of BHP’s 17.0% equity interest in KNL does not impact the SML or the Framework Agreement between KNL and the Government of Tanzania, the equitable EBSP outlined in the Framework Agreement describes the requirement for a Joint Financial Model to guide the management and operations and how and when the Government of Tanzania will derive income from taxes, royalties, duties, levies, and dividends from its 16% interest in the Project.

The Joint Financial Model currently exists in draft between KNL and the Government of Tanzania, and LZM will continue to engage with the Government of Tanzania to ensure that this is finalized and signed by the parties, giving investors certainty on the quantum of taxes, royalties, duties, etc. Finalization of the Joint Financial Model is a condition precedent for the Project FID and therefore any delays could impact on the overall Project execution timeline.

Lifezone does not have substantive mining expertise, and unless Lifezone is able to enter into commercial arrangements with third-parties who have substantial mining experience, this may cause material and adverse impacts on our business, financial condition, and the development of the Kabanga Nickel Project, potentially causing substantial delays and raising substantial doubt about our ability to continue as a going concern.

While our senior management has substantial industry experience, our earlier development plans for the Kabanga Nickel Project relied heavily on BHP’s involvement, given its extensive mining expertise and financial capacity. Our original business strategy contemplated the T2 Option Investment by BHP. As previously discussed, on July 18, 2025, Lifezone entered into a definitive agreement with BHP to acquire BHP’s 17% equity interest in KNL. As a result of the transaction Lifezone now owns 100% of KNL and all existing agreements with BHP, including the T2 Option Agreement, are terminated. As part of the transaction, Lifezone assumed control over 100% of the offtake from the Kabanga Nickel Project. Following this transaction, Lifezone no longer has access to BHP’s mining expertise or potential additional financing. Lifezone does not currently have substantive in-house mining expertise, and the successful development of the Kabanga Nickel Project will depend, in significant part, on our ability to enter into commercial arrangements with third parties that possess substantial mining and operational experience. There can be no assurance that we will be able to identify or secure such arrangements on acceptable terms, or at all. If we are unable to obtain access to sufficient mining expertise through third-party relationships, the development of the Kabanga Nickel Project could be materially delayed, our costs could increase, and our business, financial condition, liquidity, and results of operations could be materially and adversely affected.

We have never generated any substantial revenue or any profit, and such condition raises substantial doubt about our ability to continue as a going concern. There is uncertainty regarding our ability to implement our business plan and to grow our business to a greater extent than we can with our existing financial resources without additional financing. Our long-term future growth and success is dependent upon our ability to raise additional capital and implement our business plan. The recent July 18, 2025, arrangement with BHP presents an opportunity to reshape the ownership and financing strategy for the Kabanga Nickel Project but could over time also impede our ability to fully implement the strategy of our Metals Extraction business and grow our Metals Extraction business, which might result in a substantial delay in the project timeline as we explore the introduction of other strategic partners.

Changes in consumer demand and preference for metals relevant to us could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

Because our revenue in the Metals Extraction business is expected, for the foreseeable future, to be derived from the sale of nickel, and to a lesser extent, cobalt, copper and PGMs, changes in demand for, and the market price of, and taxes and other tariffs and fees imposed upon, these metals and products related to these metals could significantly affect our profitability. Our financial results may be significantly adversely affected by declines in the prices of such base metals. Base metals and PGMs prices may fluctuate and are affected by numerous factors beyond our control such as interest rates, exchange rates, taxes, inflation or deflation, fluctuations in the relative value of the U.S. dollar against foreign currencies on the world market, shipping and other transportation and logistics costs, global and regional supply and demand for base metals or PGMs, potential industry trends such as competitor consolidation or other integration methodologies, and the political and economic conditions of countries that produce and procure base metals or PGMs. Protracted periods of low prices for base metals, PGMs and related products could significantly reduce revenues and the availability of required development funds in the future. This could cause substantial reductions to, or a suspension of, production operations, impair asset values and reduce our proven and probable nickel, cobalt and copper orebodies. Furthermore, supply side factors have a significant influence on price volatility for base metals and PGMs.

The impact of inflation could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

Inflationary pressures pose significant challenges to the future development of the Kabanga Nickel Project and other capital‑intensive extractive industry projects. The Kabanga Nickel Project involves substantial upfront capital investment, and increases in inflation may result in higher costs for construction materials, equipment, labor, energy, logistics and contractor services. As a result, our initial cost estimates may prove inadequate, leading to increased capital expenditure and operating costs.

Sustained or unexpected inflation may erode the economic viability of our projects, reduce anticipated margins and result in lower‑than‑expected returns on investment. Inflationary cost pressures may also require us to revise project budgets, defer or scale back development activities, or seek additional funding. In addition, inflation‑driven cost escalation may delay project execution and completion, resulting in delays to production and revenue generation, missed market opportunities or increased exposure to contractual penalties.

If inflation continues at elevated levels or increases further, our expenses and capital requirements could rise materially, which could adversely affect our ability to fund, develop and operate our projects and have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

Changes in interest rates and foreign exchange rates may adversely affect our cost of borrowing, procurement costs and overall financial performance.

An increase in interest rates or the cost of capital may make it more difficult or more expensive for us to secure the financing required to fund the development of the Kabanga Nickel Project and other resource projects. Higher interest rates may increase debt servicing costs and reduce the availability or attractiveness of debt and equity financing. In periods of interest rate volatility or tightening financial conditions, lenders and investors may be more cautious, which could result in higher financing costs, more restrictive financing terms, delays in securing funding or an inability to raise capital on acceptable terms.

In addition, fluctuations in foreign exchange rates may increase the cost of purchasing equipment, materials and services that are priced in foreign currencies, particularly where revenues are denominated in a different currency. Exchange rate movements may also affect the value of our cash balances, liabilities and contractual commitments. Adverse currency movements could therefore increase capital and operating costs, negatively impact project economics and reduce expected returns.

Changes in interest rates and exchange rates, individually or in combination, may increase financing costs, disrupt procurement planning and delay project execution. Any of these factors could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

If we lose senior management or are unable to hire and/or retain sufficient technically skilled employees, our business may be materially adversely affected.

Our ability to commence operations, sustain existing activities, innovate, implement continuous improvement, or expand depends heavily on our ability to attract, develop and retain senior management and key employees with the requisite knowledge, skills, experience and other competencies. For additional information regarding our employees, see “Item 6 D of the Annual Report - Employees.”

Our operations require employees with expertise in hydrometallurgical refining processes, particularly with respect to our Hydromet Technology. While this expertise is scarce globally, it is more pronounced in some of the countries where we operate, such as Tanzania. Further, as the adoption of our Hydromet Technology grows, such scarcity may be further exacerbated.

Our reliance on advanced hydrometallurgical processes necessitates comprehensive employee training programs. These programs may require long lead times, significant investment in infrastructure, and the development of internal training programs or partnerships which may also result in additional working capital expenditure. Despite such efforts, we may face difficulties in recruiting and retaining appropriate senior management, technically skilled employees (including the employees trained by us) or other management personnel, as they may become valuable to competitors or seek other opportunities. This could necessitate increased remuneration packages, including higher base salaries, sign-on bonuses, and short- and long-term incentives.

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

Tanzanian laws and regulations require businesses to pay statutory employee benefits, including pensions, medical insurance (currently not mandatory in Tanzania, but proposed legislation may require mandatory medical insurance for employees and their immediate family), work- related injury insurance, and maternity insurance. While these represent minimum requirements, industry best practices often include broader benefits, such as family-inclusive medical insurance and education allowances for dependents, with failure to meet these expectations risking employee dissatisfaction, industrial disputes, and reputational harm.

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

For further details, see “Risk Factors - Risks Related to Operational Factors Affecting Lifezone Metals - Our operations and profits may be adversely affected by labor unrest and union activity and compliance with labor legislation.”

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

We, our subsidiaries, management and/or controlling shareholders, if any, may be subject to litigation, arbitration and other legal and administrative proceedings arising in the normal course of business and may be involved in disputes that may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental, social, community and health and safety concerns, share price volatility or failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty but could include negative publicity, costly damage awards or settlements, fines and the loss of licenses, concessions or rights, among other things. We may also become subject to claims from individuals who live in proximity of our projects based on alleged negative social impacts or health effects related to our operations. In addition, we may subsequently become subject to legal proceedings or claims contesting the development or operation of our projects. Further, in the event of a dispute, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the Isle of Man, Tanzania, the United Kingdom, Australia, South Africa, Mauritius and the US. An adverse or arbitrary decision of a foreign court could have a material adverse impact on our financial performance, cash flow and results of operations.

We currently rely on intellectual property laws as well as confidentiality procedures, cybersecurity practices and contractual provisions and restrictions, to protect the intellectual property rights and other proprietary rights relating to our products, proprietary processes and proprietary technology, including our Hydromet Technology. Despite efforts to safeguard and maintain our proprietary rights, there can be no assurance that we will be successful in doing so or that our competitors will not independently develop products or technologies substantially equivalent or superior to ours. Protecting or defending our intellectual property rights, determining the validity and scope of the proprietary rights of others, or defending against claims of infringement or invalidity may require litigation. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversions of management resources, either of which could have a materially adverse effect on our business, financial condition, results of operations, prospects or liquidity, see “Risk Factors - Risks Related to our Hydromet Technology and Intellectual Property.”

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

We have a footprint in a number of countries, including Tanzania, South Africa, the United Kingdom, Australia, the US and the Isle of Man, and are subject to numerous tax regulations in various jurisdictions and are regularly examined in this regard. Changes in our global mix of earnings could affect our effective tax rate. Furthermore, changes in tax laws could result in higher tax-related expenses and payments. Legislative changes in any of the countries in which we operate could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. Additionally, the uncertain tax environment in some regions in which we operate may limit our ability to successfully challenge adverse determination by any local tax authorities. We operate in countries with complex tax rules, which may be interpreted in a variety of ways and could affect our effective tax rate. Future interpretations or developments of tax regimes or a higher than anticipated effective tax rate could have a material adverse effect on our tax liability, return on investments and business operations.

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

Even if we, or our subsidiaries and affiliates, are successful in responding to challenges by tax authorities, responding to such challenges may be expensive, consume resources or divert management’s time and focus from our operations. Therefore, a challenge as to our tax position, status, or transactions, or that of our subsidiaries and affiliates’, even if unsuccessful, may have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity. Please refer to Item 8A.7 "Legal Proceedings" for details of our ongoing disputes with the tax authority in Tanzania.

We use and expect to use third-party operators, providers and contractors, and the lack of availability, or failure to properly perform services, of one or more of these third-party operators, providers and contractors may adversely affect us.

Our current base case business strategy involves use of third-party operator, providers and contractors to develop the Kabanga Nickel Project and operate the mine. Operational difficulties at the mine, increased competition for contract miners, equipment and personnel from other metals extraction companies and other factors beyond our control could affect the availability, cost and quality of the nickel, cobalt and copper produced for us by the operator. Disruption in our supply of nickel, cobalt and copper could impair our ability to fill our customers’ orders or require us to pay higher prices to obtain the required nickel, cobalt and copper from other sources. Any increase in the per-ton compensation for services we pay for the production and marketing of nickel, cobalt, and copper products could increase our costs and therefore, lower our earnings and adversely affect our results of operations. We may engage with a joint venture or offtake partner to undertake certain roles, and we are exploring sources of capital, which may, among other things, lead to substantial delays in the project timeline. There can be no assurance that a joint venture or offtake partner willing to undertake such roles can be found in a timely manner or at all.

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

Evolving labor legislation in the jurisdictions where we operate could also impose additional costs or operational constraints. Non- compliance with labor laws, whether intentional or inadvertent, may have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

For further details, see “Risk Factors - Risks Related to Operational Factors Affecting Lifezone Metals - Increased labor costs could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.”

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

We are exposed to exchange rate risk because we have assets and liabilities and future cash flows and earnings denominated in non- functional currencies. Our Kabanga operations are located in Tanzania. When operational, any output sold therefrom will be priced in U.S. dollar terms in international markets; however, we incur expenses in respect of the Kabanga operations in TZS. We also have personnel in the United Kingdom and Australia and accordingly incur related expenses in GBP and AUD, respectively. The impact on our results of any change in the TZS, GBP or AUD against the U.S. dollar exchange rate could be substantial. Inversely, any depreciation of such currencies against the U.S. dollar could have a positive impact on our financial results. We do not expect to enter into long-term currency hedging arrangements and thus will be mainly exposed to the spot market exchange rate. See “Item 5 of the Annual Report - Operating and Financial Review and Prospects.”

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

Due to an inadvertent administrative error during incorporation, the articles of association of each TNCL Subsidiary imply that the Government of Tanzania has a 16% interest in the TNCL Subsidiaries in addition to the 16% non-dilutable free-carried interest in TNCL.

The Government of Tanzania and KNL entered into the Framework Agreement to jointly develop, process and refine the concentrate from the Kabanga Nickel Project. To achieve this objective, the Government of Tanzania and KNL set up a Tanzanian company, TNCL, which owns two Tanzanian subsidiary companies, TNMCL and TNRCL, to carry out mining operations and mineral refining, respectively. As of the date of this Annual Report, the SML has been issued to TNCL and the TNCL Subsidiaries do not have any operations or assets. The Framework Agreement provides for ownership by TNCL of the TNCL Subsidiaries as wholly owned subsidiaries and the share counts of the TNCL Subsidiaries reflect this correctly. However, whilst the register of members of each TNCL Subsidiary correctly records TNCL as holding 4,999 shares and the Government of Tanzania as holding 1 share, the articles of association of each TNCL Subsidiary incorrectly indicate that the Government of Tanzania holds a 16% interest and as such TNCL holds an 84% interest in each TNCL Subsidiary. Correcting the inadvertent error in the articles of association of the TNCL Subsidiaries will require the Government of Tanzania and TNCL to amend the articles of association of the TNCL Subsidiaries. For more information, see “Item 10 C of the Annual Report – Material Contracts - Arrangement with the Government of Tanzania, Framework Agreement.”

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

In respect of our metal's extraction operations in Tanzania, there are several pieces of legislation that relate to anti-corruption activities and impose large penalties (custodial and non-custodial penalties) in the event of any breaches. The Kabanga Nickel Project in Tanzania is subject to the Prevention and Combating of Corruption Act, 2007, which applies in conjunction with other related laws, like the Anti Money Laundering Act, 2006, the Economic and Organized Crimes Control Act, Cap 200 R.E 2002 and the Criminal Procedure Act, Cap 20 R.E 2002. These laws and regulations aim to restrict corrupt activities and impose penalties which can include imprisonment and/or fines which can be imposed on individual directors, including those of TNCL and KNL and on TNCL and KNL as corporate bodies.

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

Our failure to successfully comply with these laws and regulations may expose us to reputational harm, as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. We may from time to time investigate potential or alleged violations of these laws and regulations. Investigations of alleged violations can be expensive and disruptive and may lead to suspension of operations until the completion of investigations. We continuously develop and maintain policies and procedures designed to comply with applicable anti-corruption, anti-bribery, anti-money laundering, economic and trade sanctions, and other similar laws and regulations. However, there can be no guarantee that our policies and procedures will effectively prevent violations by our employees or business partners acting on our behalf, for which we may be held responsible, and any such violation could adversely affect our reputation, business, results of operations and financial condition

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

Unexpected operational accidents, health and safety incidents and natural disasters, adverse weather conditions, public health emergencies, riots, political crises or other catastrophic events may adversely affect our operations, construction activities and business.

Our operational processes and construction activities may be subject to operational accidents and health and safety incidents, including traffic accidents, incidents related to the operation of equipment and the handling of chemical substances by employees or contractors, incorrect operation, mechanical or critical equipment failures, and interruptions to power or water supply. In addition, adverse or extreme weather conditions, including heavy rainfall, flooding or other climate‑related events, may disrupt construction activities, damage infrastructure, restrict site access, delay the delivery of materials or equipment, and adversely affect construction schedules and project timelines.

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

If we fail to comply with our obligations under any shareholder, license or technology agreements with third parties, we may be required to pay damages, and we could lose license rights that are critical to our business.

We may in the future license certain intellectual property rights, including technologies, programs, applications and data from third parties, which are important to our business, and in the future, we may enter into additional agreements that provide us with licenses to valuable intellectual property rights or technology.

If we fail to comply with any of the obligations under such license agreements, we may be required to pay damages, and the licensor may have the right to terminate the license. Termination by the licensor may cause us to lose valuable rights and could prevent us from selling our products and services, or inhibit our ability to commercialize future products and services. Our business would suffer if any such licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed intellectual property rights are found to be invalid or unenforceable or if we are unable to enter into necessary licenses on acceptable terms.

Our operating and financial results, forecasts and projections rely in large part upon assumptions and analyses developed by us. If the assumptions or analyses that we made in connection with our projections and forecasts prove to be incorrect, our actual results of operations may be materially different from our forecasted results.

Any projections we provide reflect our estimates of future performance depending on the variation in the prices of nickel, cobalt and copper and the operating expenditure involved, incorporate certain financial and operational assumptions based on information available at the time the forecasts were made and should not be regarded as an indication that we or any other recipient of this information considered, or now considers, it to be predictive of actual future results. In addition, such projections incorporate assumptions relating to (a) the price of nickel, copper and cobalt, which could be significantly impacted by demand and preference for such metals and other events elaborated on elsewhere in this Annual Report, (b) our expected operating expenditure, which could be impacted by various factors such as commodity and labor prices, (c) taxes, depreciation, amortization and interest expenses, (d) metal recoveries, (e) implementation, commissioning and ramp-up schedules, (f) marketing costs and fees and (g) capital expenditure estimates.

The Feasibility Study for the Kabanga Nickel Project has shown to contain proven or probable mineral reserves. Investors should not assume that the projections on mineralization at the Kabanga Nickel Project will ever be realized. In addition, the projected financial and operating information incorporates assumptions about our ability to maintain an effective cost structure, which could be impacted by the prices of commodities and other inputs, wage inflation, logistics costs, infrastructure and utilities costs, the costs of specialized equipment and tooling, research and development costs, facilities costs and numerous other factors. These assumptions were preliminary and there can be no assurance that the actual results upon which our assumptions were based will be in line with our expectations at the time the forecasts were made. We have no operating history on which to base an evaluation of our business and prospects and an evolving business model and accordingly we have limited data on which to base our projections of our future performance. We have limited experience forecasting revenues and volumes. Any projections also reflect assumptions as to certain business strategies or plans that are subject to change. As a result, the inclusion of such forecasts in this Annual Report should not be relied on as “guidance” or otherwise predictive of actual future events, and actual results may differ materially from the projections. Whether actual operating and financial results and business developments will be consistent with the expectations and assumptions reflected in the projections depends on a number of factors, many of which are outside of our control, including, but not limited to, the risks and uncertainties described elsewhere in this section. If we fail to meet our own financial or operating forecasts or those of securities analysts, the value of Lifezone Metals’ securities could be significantly and adversely affected.

Uncertainty around the timing and occurrence of FID and risks related to project execution.

The timing of a FID for the Kabanga Nickel Project remains uncertain and there can be no assurance that FID will be achieved at all. The decision to proceed to FID is subject to a number of factors, many of which are outside of our control. The achievement of FID depends on, among other things, completion of required technical work and project definition, finalization of project design and cost estimates, negotiation and execution of key commercial arrangements, securing project financing on acceptable terms, and obtaining necessary governmental approvals.

In particular, project financing is expected to involve a lenders’ syndicate and will be subject to customary due diligence and credit approvals, including technical, commercial, legal, environmental and social reviews, model verification, and agreement on financing terms and conditions precedent (which may include requirements for cost‑overrun support, hedging, security and intercreditor arrangements). The timing and outcome of lenders’ due diligence and approvals are uncertain and may be affected by market conditions, lender risk appetite and the status of key Kabanga Nickel Project contracts. There can be no assurance that financing will be available on terms acceptable to us or within anticipated timeframes.

Even if FID is achieved, the execution of a large‑scale, capital‑intensive metals extraction and processing project involves significant risks. Kabanga Nickel Project execution is subject to risks relating to engineering and design, procurement and logistics, construction and contractor performance, supply chain constraints, labor availability and productivity, and potential cost overruns or schedule delays. Actual capital and operating costs may differ materially from estimates, and timelines may be extended due to unforeseen technical challenges, site conditions or regulatory requirements.

Any delay in achieving FID, or failure to execute the project within planned budgets and schedules, could result in increased capital requirements, deferred or reduced cash flows, impairments of capitalized costs, the need to raise additional financing on unfavorable terms, loss of market opportunities and damage to stakeholder confidence. As a result, uncertainty around the timing of FID and risks related to Kabanga Nickel Project execution could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity. See also the risk factors relating to inflation and foreign exchange, permitting and environmental approvals, and supply agreements and the Framework Agreement.

Our senior secured bridge loan facility agreement contains operating and financial covenants that may restrict our business and financing activities.

As of December 31, 2025, KNL had $20 million outstanding borrowings under our senior secured bridge loan facility agreement with Taurus Mining Finance. Borrowings under the bridge loan facility are secured by a security interest in the shares that LZM holds in KNL and security interests in other assets relating to the Kabanga Nickel Project, and are guaranteed by Lifezone Metals and certain subsidiaries. The bridge loan facility contains certain customary affirmative and negative covenants, as well as certain financial covenants. The operating and financial restrictions and covenants in the bridge loan facility, as well as any future financing arrangements that we may enter into, may restrict our ability to finance our operations, engage in, expand, or otherwise pursue our business activities and strategies. Our ability to comply with these or other covenants may be affected by events beyond our control, and future breaches of these or other covenants could result in a default under the bridge loan facility. If not waived, future defaults could cause all of the outstanding indebtedness under our bridge loan facility to become immediately due and payable and terminate all commitments to extend further credit.

If we do not have or are unable to generate sufficient cash to repay our debt obligations when they become due and payable, either upon maturity or in the event of a default, we may not be able to obtain additional debt or equity financing on favorable terms, if at all, which may negatively impact our ability to operate and continue our business as a going concern.

Uncertainty around supply agreements and the Framework Agreement.

We are negotiating and updating key commercial arrangements, including supply agreements—some with Tanzanian state‑owned enterprises (SOEs)—and amendments to our Framework Agreement, and there can be no assurance regarding the final terms, timing or successful completion of these negotiations. Any amendments to the Framework Agreement and related supply arrangements may require consents or approvals from governmental authorities and counterparties and may be subject to conditions or implementation requirements.

The terms of supply agreements (including volumes, specifications, delivery points, pricing and indexation, payment terms, take‑or‑pay provisions, credit support and remedies) and the allocation of operational and regulatory responsibilities under the Framework Agreement will be important to the Kabanga Nickel Project’s commercial framework. Engagements with SOE counterparties may involve additional procedural requirements, public policy considerations and approval processes, and may be more susceptible to changes in law, policy or enforcement priorities. There can be no assurance that supply agreements or any amended Framework Agreement will be concluded on terms that are favorable or sufficiently bankable, or that counterparties will perform as expected over time.

As we advance the project, we are evaluating potential adjustments to marketing strategy, development sequencing and processing configuration, which may include phased development and alternative product marketing pathways. Any such changes could alter logistics, regulatory considerations, commercial terms and expected timing relative to prior assumptions. Delays in finalizing or implementing supply agreements or the Framework Agreement, adverse or uncertain terms, or counterparty non‑performance could reduce expected returns, necessitate changes to the scope or schedule of the Kabanga Nickel Project, or require us to seek alternative arrangements that may be less favorable or take longer to secure.

Any of these factors could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity. See also the risk factors relating to political and regulatory risks in Tanzania, permitting and environmental approvals, and FID timing and project execution.

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

We also rely on our unpatented proprietary technology, including trade secrets and other confidential information and know-how, in connection with our Hydromet Technology. It is possible that others may obtain access to our unpatented technology or will independently develop the same or similar technology. To protect our trade secrets and other confidential information and know-how, we generally require employees, independent contractors and others with access to such information to enter into agreements restricting its use and disclosure. Also, we generally enter into agreements with employees and independent contractors to assign to us any intellectual property rights in Hydromet Technology that they gain through exposure to it or our other confidential information. However, we cannot guarantee that we have entered into such agreements with each person that has developed intellectual property for us, or that has access to our trade secrets or other confidential information or know-how. Moreover, we cannot guarantee that the agreements will not be breached or that they will provide meaningful protection for our trade secrets, confidential information or know-how, including in the event of any misappropriation or unauthorized use or disclosure of such information. We may need to bring claims against employees, independent contractors or other third parties that have entered into such agreements to enforce our rights under them. We have experienced unauthorized disclosure of our confidential information in the past, including in relation to inventions claimed in one or more of our patents, and in the future, we may experience unauthorized or inadvertent disclosure of our confidential information, or misappropriation of our trade secrets. Disclosure of our confidential information may result in the loss of legal protection for the information, preclude or limit our ability to obtain patent protection for any inventions that are disclosed or similar to those disclosed, or risk patents that claim such inventions being found to be invalid or unenforceable in legal or administrative proceedings. If we are unable to maintain the proprietary nature of our Hydromet Technology, we could be materially adversely affected.

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

Further, the successful implementation of our operational plans depends upon many factors, including those outside our control, which are discussed in more detail elsewhere in this section. This includes unforeseen difficulties such as our partners updating their mine plans, or third- party capital funding issues, which may adversely affect the successful implementation of our business strategy and plans. Any such difficulties, including third party delays or unexpected difficulties third parties experience with capital financing, could prevent us from fully implementing our business strategy (including potential licensing of our intellectual property to third parties), which could have a material adverse effect on our business, operating results and financial position.

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

If we lose the support from any of our partners or if any of our partners, including Glencore and the Government of Tanzania, changes its interests, plans and strategies, our ability to successfully develop and deploy the Hydromet

Technology on a commercial scale may be materially adversely effected, which in turn may have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

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

Our licensing revenues, growth and future profitability may be impacted by third parties not licensing our Hydromet Technology or continuing to receive professional services from LZL in accordance with our business plan and/or using substitute technology.

As part of our intellectual property licensing business, we propose to acquire interests in and/or operate processing refineries that use our patented Hydromet Technology and license our Hydromet Technology to other licensees. However, we cannot guarantee that we will license our Hydromet Technology to additional licensees, and failure to do so may have a material adverse effect on our financial condition, results of operations, and liquidity.

Risks Related to the Metals Extraction Operations

Changes in the market price of nickel, cobalt and copper, which in the past have fluctuated widely, may negatively affect the profitability of our Metals Extraction operations and the cash flows generated by those operations.

Our Metals Extraction business and financial performance will be significantly affected by fluctuations in the prices of the principal metals we seek to extract (nickel, cobalt and copper). The prices of these metals are volatile and are affected by numerous factors that are beyond our control, including prevailing interest rates and returns on other asset classes; expectations regarding inflation, monetary policy and currency values; speculative activities; governmental and foreign exchange rate decisions; decisions regarding the creation and disposal of metal stockpiles; political and economic conditions; structural changes in demand; the availability and costs of metal substitutes; the location and the demand for products containing these key metals; technological changes and changes in industrial processes; and economic slow-downs or recessions. See “Item 5 of the Annual Report - Operating and Financial Review and Prospects.”

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

This Annual Report contains certain third-party views on the future price developments of certain metals, but there is no certainty such views will be correct; and actual price developments may be materially different. Also see “Cautionary Note Regarding Forward Looking Statements”.

Risks specific to refinery economics, including the possibility of low projected valuations or investor returns impacting the ability to raise further funds and continue with projects, leading to impairments of past investments.

Projected valuations and investor returns for our refining activities will depend on refinery‑specific economics and whether those economics support a FID and project financing on acceptable terms. Assumptions will be refined through future feasibility studies, and outcomes may indicate higher capital intensity or operating costs, lower recoveries, longer ramp‑up or different phasing than assumed. As part of any project‑finance process, a lenders’ syndicate would conduct technical, commercial, environmental and social due diligence, and there can be no assurance that such reviews will support bankable economics within anticipated timeframes.

For any future Tanzanian refinery expected to process Kabanga Nickel Project concentrate, economic performance will be sensitive to throughput, recoveries and on‑stream availability, and to alignment between mine plans and refinery process design. Tanzania‑specific factors, such as power availability and tariffs, logistics, and the need to develop specialist operating skills in a market where in‑country beneficiation is not yet widely established, may affect ramp‑up, reliability, costs and schedule. Regulatory expectations regarding in‑country processing or value‑addition may also be relevant to approvals and could influence project configuration, timing or capital intensity.

For other potential Lifezone refineries, economics will similarly depend on feasibility‑study results and location‑specific drivers including power, reagents, water and waste‑management, logistics, labor and permitting/ESG. Performance may also be influenced by feed availability and quality from our own operations or, where applicable, third parties and prevailing commercial terms.

If feasibility results, operating performance or financing assessments are less favorable than assumed, projected valuations and investor returns may be lower, which could constrain access to capital, delay or defer FID and construction, or result in impairments of previously capitalized expenditures. Any such developments could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

Community unrest, resettlement and land access challenges, and/or in-migration risk.

Development of the Kabanga Nickel Project requires engagement with project‑affected persons (“PAPs”) and local communities, including resettlement and land access processes in line with applicable national requirements and relevant international standards. We may be required to restore livelihoods, provide benefits and mitigate adverse impacts. Failure, or perceived failure, to meet these expectations could result in legal challenges or injunctions, additional costs, delays to project activities, adverse reputational impacts and erosion of our “social license to operate.”

Resettlement and land access involve complex planning, consultation, approvals and site development. Risks include: difficulties acquiring land or securing rights where customary tenure, overlapping claims, boundary disputes or the asserted rights of indigenous peoples; identification of host sites with suitable services and livelihood opportunities; and timely delivery of housing, infrastructure and livelihood restoration. Inadequate planning or execution, or disputes about eligibility, valuation or compensation (including allegations of cash‑compensation misuse or demands for additional compensation), may lead to grievances, legal proceedings, access restrictions or project disruptions, schedule slippage and cost overruns.

Projects of this nature may experience community unrest and opposition, including protests, work stoppages, roadblocks, or threats to personnel and assets. Such events can interrupt construction and operations, impede access to sites or critical infrastructure and increase security costs. Regulatory scrutiny may also intensify, potentially affecting the issuance or maintenance of permits or resulting in directives or compliance notices that delay activities. Any of these outcomes could negatively affect timelines, increase costs and reduce investor confidence.

The Kabanga Nickel Project area may also face in‑migration, including job seekers, contractors’ workforces, and opportunistic settlement on or near acquired land. In‑migration can place pressure on local infrastructure and services (such as roads, water and power), contribute to communicable‑disease risks, crime and inflation, and increase the likelihood of conflicts with PAPs or among local communities. In‑migration and associated encroachment may also trigger additional compensation claims, complicate land access, and delay site handover and construction. Perceived non‑compliance with local employment or procurement expectations could further exacerbate social tensions and reputational risk.

Unmet expectations regarding employment and business opportunities can contribute to dissatisfaction and unrest. If community relations and resettlement processes are not effectively managed, we could face legal liabilities, project delays, additional costs (including infrastructure support), security incidents and reputational harm. Any of these developments could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity. See also the risk factors relating to permitting and environmental approvals, political and regulatory risks in Tanzania, and FID timing and project execution.

Concentration of our operations in Tanzania may increase our risk of production loss and could have a material adverse impact on our operations.

Our Metals Extraction business is focused on a single project in Tanzania. Because our operations will not be as diversified as some of our competitors, the success of our project and operations in Tanzania and our profitability may be disproportionately exposed to the effect of any events occurring in Tanzania, including: fluctuations in prices of base metals produced in Tanzania, access to power and critical infrastructure, unfavorable local content regulations and labor market conditions, geologic and engineering constraints, accidents or natural disasters, restrictive governmental regulations or political instability, climate action or other legislation and/or regulation within Tanzania, anti-industry activism and litigation, curtailment of production, interruption in the availability of gathering, processing or transportation infrastructure and services, and any resulting delays or interruptions of production from existing or planned Metals Extraction operations. Similarly, the concentration of our operations within a single location exposes us to risks, such as changes in local regulations, which could adversely affect development activities or production. These constraints and the resulting shortages or high costs could delay our operations and have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

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

The Kabanga Nickel Project has no operating history on which to base estimates of future commercial viability. The Mineral Resource Estimates are based on the interpretation of geological data obtained from drill holes and other sampling techniques. Generally, this information is used to calculate estimates of the capital cost and operating costs based on anticipated tonnage and grades of ore to be mined and processed, the configuration of the mineral resource, expected metals recoveries, comparable facility and equipment operating costs, anticipated climatic conditions, and other factors. As a result, the actual capital cost, operating costs and economic returns of any proposed mine may differ from those estimated, and such differences could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity. There can be no assurance that we will be able to complete the development of the Kabanga Nickel Project, or any future project, at all or on time or to budget due to, among other things, and in addition to those factors described above, changes in the economics of the mineral projects, inability to attract the required funding, delays in receiving required consents, permits and licenses (including mining, refining and environmental licenses), the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures, and controls will be adequate to support our operations. For additional information about our environmental licensing requirements and the status of our environmental licenses, see “Risk Factors - Our operations are subject to environmental, health and safety regulations, which could impose additional costs and compliance requirements, and we may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.” Should any of these events occur, it would have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

Our exploration activities on our properties are highly speculative in nature and may not be commercially successful, which could lead us to abandon our plans to develop our properties and our investments in further exploration.

Our exploration activities are largely complete, and we are currently in the evaluation and pre-development stage. However, we are, in part, currently in the process of exploration activities on certain areas around and within the Kabanga Nickel Project. In addition, if we pursue other acquisitions, we will need to engage in extensive exploration activities in respect thereof. Our long-term success depends on our ability to identify mineral deposits at our Kabanga Nickel Project and other properties we may acquire, if any, that we can then develop into commercially viable mining operations. Exploration for metals such as nickel and cobalt is highly speculative in nature, and there is no guarantee of exploration success. Our exploration in Tanzania involves many risks, and success in exploration is dependent on several factors including, but not limited to, quality of management, quality and availability of geological expertise and availability of exploration capital. As a result of the above, we cannot provide any assurance that we will be able to extract quantities of nickel, cobalt and copper at such additional locations or that our future exploration efforts will result in the discovery of mineral resources or result in the discovery of any mineral resource suitable for economic extraction.

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

The mining legislation in Tanzania authorizes mining companies which hold mineral rights to mine minerals which appear on their licenses. In the event there are additional discoveries other than the minerals for which the licenses have been granted, it will be necessary to apply for separate rights from the Government of Tanzania to mine the additional minerals found. Such a separate license may be accompanied with additional free carried interest to be issued to the Government of Tanzania and additional capital investment requirements. Additionally, if there are any defaults with respect to laws within the mining area, environmental or otherwise, the mine operations may be suspended, or the license may be revoked by the relevant governmental authorities. While under the Tanzania Mining Act government authorities are required to provide KNL an opportunity to be heard, there is no guarantee that despite opposition by KNL, the governmental authority will retract its decision.

Our operations are subject to environmental, health and safety regulations, which could impose additional costs and compliance requirements, and we may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.

Our operations are subject to extensive environmental, health and safety laws and regulations in the various jurisdictions in which we operate. These regulations, as well as international standards for the industry, establish limits and conditions on our ability to conduct our operations and govern, among other things, extraction, use and conservation of water resources; air emissions (including dust control); water treatment and discharge; biodiversity, regulatory and community reporting; clean-up of contamination; land use and conservation of protected areas; safety and health of employees and community health; and the generation, handling, transportation, storage, disposal and release of solid and hazardous wastes, such as reagents, radioactive materials and mine tailings.

The cost of compliance with environmental, health and safety laws and regulations is significant. From time to time, new or updated laws, regulations and standards are introduced and may be more stringent than those to which we are currently subject. Should compliance with these laws, regulations and standards require a material increase in expenditures or material changes or interruptions to operations or production, including as a result of any incident or failure to comply with applicable regulations, our business, financial condition, results of operations, prospects or liquidity could be adversely affected. We could incur fines, penalties and other sanctions, clean-up costs and third-party claims for personal injury or property damage, suffer reputational damage, or be required to install costly pollution control equipment or to modify or suspend operations, as a result of actual or alleged violations of environmental, health and safety laws and regulations or the terms of our permits.

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

Various national and local laws govern our mineral and mining rights, policies and regulations in Tanzania, which are characterized by significant uncertainties associated with both their formulation as well as implementation. Should we breach any of our obligations in respect of our mining rights, including the Special Mining Licence, such rights could be altered, suspended or cancelled.

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

Metals Extraction and the related activities by their very nature involve significant risks and hazards, including environmental hazards, as well as industrial and mining accidents. These include, for example, death or injury, seismic events, fires, cave-ins and blockages, flooding, backfill inrush, tailings dam failure, discharges of gasses and toxic substances, contamination of water, air or soil resources, unusual and unexpected rock formation affecting ore or wall rock characteristics, ground or slope failures, critical habitat loss, rock bursts, wildfires, radioactivity and other accidents or conditions resulting from mining activities, including, among others, blasting and the transport, storage and handling of hazardous materials.

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

We are at risk of experiencing environmental and other industrial hazards, as well as industrial and mining accidents. Any such incidents could have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity. Seismic activity is of particular concern in the underground environment. Seismic events have intermittently in the past caused death and injury and can result in safety- related stoppages. Additionally, seismic activity may also cause a loss of mining equipment, damage to and destruction of mineral properties and production facilities, monetary losses, environmental damage and potential legal liabilities.

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

Our primary source of electricity for the Kabanga Nickel Project will be supplied by TANESCO, a state-owned electricity utility company. Prolonged power outages, disruption or shortage in supply to our operations would have a material adverse impact on production and employee safety. In the past, electricity supply in Tanzania has been constrained, with multiple power disruptions and load shedding limitations. Further, Tanzania has recently begun rationing electricity due to a drop in hydroelectric output after a severe drought. As a result of the droughts, hydropower generation has slumped in Tanzania due to decreased water levels in rivers and reservoirs. Tanzania has begun efforts to increase its reliance on gas-fired electricity plants to mitigate this; however, there is no assurance that efforts to protect the national power grid will prevent a complete nationwide blackout, which would have a material adverse effect on our business, financial condition, results of operations, prospects or liquidity.

We face intense competition in the metals extraction and mining industry.

The metals extraction and mining industries are highly competitive in all of their phases, both domestically and internationally. Our ability to acquire properties and develop mineral resources and reserves in the future will depend not only on our ability to develop the Kabanga Nickel Project, but also on our ability to select and acquire suitable producing properties or prospects for mineral exploration, of which there is a limited supply. We may be at a competitive disadvantage in acquiring additional mining properties because we must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than us. We may also encounter competition from other mining companies in our efforts to hire experienced mining professionals. Competition could adversely affect our ability to attract necessary funding or acquire suitable producing properties or prospects for mineral exploration in the future. Competition for services and equipment could result in delays if such services or equipment cannot be obtained in a timely manner due to inadequate availability and could also cause scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment. Any of the foregoing effects of competition could materially increase project development, exploration or construction costs, result in project delays and generally adversely affect our business and prospects.

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

The market price of Lifezone Ordinary Shares is affected by the supply and demand for such shares, which may be influenced by numerous factors, many of which are beyond Lifezone Metals control, including:
•fluctuation in actual or projected operating results;
•failure to meet analysts’ earnings expectations;
•short selling, shareholder activism;
•the absence of analyst coverage;
•negative analyst recommendations;
•changes in trading volumes in Lifezone Ordinary Shares;

•changes in Lifezone Metals’ shareholder structure;
•board and management changes;
•changes in macroeconomic conditions;
•the activities of competitors;
•changes in the market valuations of comparable companies;
•changes in investor and analyst perception with respect to Lifezone Metals’ business or the metals extraction or metals refining intellectual property industries in general;
•Non-compliance with sustainability reporting requirements; and
•changes in the statutory framework applicable to Lifezone Metals’ business.

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

Compliance with these requirements increases Lifezone Metals’ legal and financial compliance costs and makes some activities more time- consuming and costly. In addition, our management and other personnel are required to divert their attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404, which will increase further when Lifezone Metals is no longer an emerging growth company (“EGC”) as defined under the JOBS Act. As a public company, Lifezone Metals is hiring additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function.

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

Our management has broad discretion in the application of the cash balances of Lifezone Metals and, as a result, you will have to rely on the judgment of our management with respect to the use of such balances. Our management may spend a portion or all of our cash balances in ways that not all shareholders approve of, or that may not yield a favorable return. Management’s failure to apply these funds effectively could harm our business.

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

Prior to the Business Combination, when LZL was a private company, LZL had not endeavored to establish and maintain public-company- quality internal controls over financial reporting. If Lifezone Metals fails to establish and maintain proper and effective internal controls over financial reporting, as a public company, its ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in its financial reporting, and the trading price of its shares may decline.

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

If Lifezone Metals is unable to comply with the requirements of the Sarbanes-Oxley Act or conclude that its internal controls over financial reporting is ineffective, investors may lose confidence in the accuracy and completeness of its financial reports, the market price of its securities could decline, and Lifezone Metals could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities. Failure to remedy any material weakness in Lifezone Metals’ internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict Lifezone Metals’ future access to the capital markets. In addition, failure to implement adequate internal controls or ensure that books and records accurately reflect transactions could result in criminal and civil fines and penalties under the FCPA, as well as related reputational harm and legal fees in defence of such investigations. Any of the foregoing risks could have an adverse effect on Lifezone Metals’ business, financial condition, results of operations, prospects or liquidity.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2025, Lifezone’s disclosure controls and procedures were deemed to be ineffective as a result of a material weakness in our internal control over financial reporting. This was due to policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions, were either not designed and in place, or not operating effectively.

Our management evaluated the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15 and 15d-15(e) under the Exchange Act, as of December 31, 2025. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective at a reasonable assurance level as of December 31, 2025. See “Item 15 Controls and Procedures.”

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

We identified a material weakness in connection with our internal control over financial reporting. Our efforts to remediate this material weakness may not be successful in a timely manner, or at all, and we may identify other material weaknesses.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2025, included elsewhere in this Annual Report, a material weakness was identified in our internal control over financial reporting. The material weakness related to the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions, were either not designed and in place, or not operating effectively. There were no material misstatements identified for the year ended December 31, 2025, as a result of these deficiencies. However, because there is a reasonable possibility that material misstatement of the consolidated financial statements would not be prevented or detected on a timely basis, we have concluded the deficiencies represent a material weakness in our internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2025.

We are currently not required to comply with Section 404b of the Sarbanes-Oxley Act and our independent registered public accounting firm is therefore not required to make an assessment of the effectiveness of our internal control over financial reporting.

We are intending to remediate this material weakness and we are in the process of taking steps that we believe will address the underlying cause. We are developing a formal plan to remediate the identified material weakness, and monitor progress within an internal control working group, comprised of senior representatives from the Company’s finance and IT teams and a third-party internal audit services provider. Management is committed to implementing these measures to ensure this material weakness is remediated and is non-recurring.

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

Lifezone Metals is an “EGC” as defined in the JOBS Act. As a result, Lifezone Metals may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include the ability to furnish two rather than three years of income statements and statements of cash flows in various required filings and not being required to include an attestation report on internal controls over financial reporting issued by Lifezone Metals’ independent registered public accounting firm. As a result, Lifezone Metals’ shareholders may not have access to certain information that they deem important.

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

Lifezone Metals reports under the Exchange Act as a non-United States company with foreign private issuer status. Because Lifezone Metals qualifies as a foreign private issuer under the Exchange Act, Lifezone Metals is exempt from certain provisions of the Exchange Act that are applicable to United States domestic public companies. As a result, holders of Lifezone Ordinary Shares may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

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

Lifezone Metals intends to follow home country practice and be exempt from requirements to obtain shareholder approval for the issuance of 20% or more of its outstanding shares under NYSE listing rule 312.03(c). If, in the future, Lifezone Metals chooses to follow other home country practices in lieu of NYSE corporate governance listing standards (such as the ones listed above), Lifezone Metals’ shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to United States domestic issuers. For more information about Lifezone Metals’ corporate governance practices, please see the subsection entitled “Foreign Private Issuer Status”.

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

The A&R Articles of Association of Lifezone Metals contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for Lifezone Ordinary Shares and therefore depress the trading price. These provisions could also make it difficult for shareholders to take certain actions, including electing directors who are not nominated by the incumbent members of the Lifezone Metals’ Board of Directors or taking other corporate actions, including effecting changes in Lifezone Metals’ management, and may inhibit the ability of an acquirer to effect an unsolicited takeover attempt. Shareholders may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the jurisdictions in which Lifezone Metals is incorporated or in which Lifezone Metals operates based on United States or other foreign laws against Lifezone Metals, its management or the experts named in this Annual Report.

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

There is no statutory procedure in the Isle of Man for the recognition or enforcement of judgments of the courts of the United States. However, under Isle of Man common law, a foreign judgment in personam given by the court of a foreign country with jurisdiction to give that judgment may be recognized and enforced by an action for the amount due under it provided that the judgment: (i) is for a debt or definite sum of money (not being a sum payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty); (ii) is final and conclusive; (iii) was not obtained by fraud; (iv) is not one whose enforcement would be contrary to public policy in the Isle of Man; and (v) was not obtained in proceedings which were opposed to natural justice in the Isle of Man.

Risks Related to Sustainability

We are increasingly expected to operate in a responsible, transparent and sustainable manner and to provide benefits and mitigate adverse impacts. Failure, or perceived failure, to do so may result in legal suits, additional costs to address social or environmental impacts of operations on the communities and environment, investor divestment, adverse reputational impacts and loss of “social license to operate,” and could adversely impact our financial condition.

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

Metals extraction companies are under increasing pressure to demonstrate that, while they seek a satisfactory return on investment for shareholders, other stakeholders, including employees, host communities and, more broadly, the countries in which they operate, also benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. Social media and other web-based tools share user-generated content further and increase the potential scope and force of public scrutiny. Adverse publicity in cases where companies are believed not to be creating sufficient social and economic benefit may result in reputational damage, active community opposition, allegations of human rights abuses, legal suits and investor withdrawal. In addition, there have been many instances in which local community groups or NGOs have opposed metals extraction activities, which have resulted in disruption and delays to the relevant operation.

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

If we are unsuccessful in securing community support for our projects, or groups opposed to mining successfully pursue similar or other legal mechanisms to attempt to block exploration or extraction activities, there could be an adverse impact on our reputation, our ability to develop our mining concessions, and our results of operations and financial condition. The RAP with respect to the Kabanga Nickel Project has been developed to national standards and international standards. There is a risk that the resettlement implementation and associated land access is delayed due to court cases or grievances of PAPs or other parties, which would delay the project construction and production timelines or require additional compensation. Further, there is also a risk that the PAPs, related parties, NGOs or governmental departments raise grievances or court cases related to the RAP, several years after the commencement of operations at Kabanga. In both scenarios, in addition to the risk of litigation and increase of costs and delays, our reputation and the reputation of the project may be adversely affected.

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

While we may create and publish voluntary disclosures regarding Sustainability matters from time to time, many of the statements in those voluntary disclosures will be based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are in some cases necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved. Voluntary disclosures regarding Sustainability matters, as well as any Sustainability disclosures mandated by law, could result in private litigation or government investigation or enforcement action regarding the sufficiency, veracity, or validity of such disclosures. In addition, failure or a perception (whether or not valid) of failure to implement Sustainability strategies or achieve Sustainability goals or commitments, including any GHG reduction or decarbonization goals or commitments, could result in private litigation and damage our reputation, cause investors or consumers to lose confidence in us, and negatively impact our operations. For example, while a study by EY Cova for two (2) conceptual applications has indicated that the Kell Process Technology results in lower GHG emissions and lower consumption of electricity compared to smelting, no active refinery currently licenses our Hydromet Technology and we are currently in the process of developing the Kabanga Hydromet Technology and the autocatalyst recycling technology. Accordingly, our Hydromet Technology and the resultant metals may not achieve the expected sustainability related benefits or at all.

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

GHGs are and will be emitted directly by our operations, by external utilities from which we may need to purchase electricity and by suppliers from which we may need to purchase consumables. Although refineries using our Hydromet Technology are expected to emit fewer GHGs than metals processing operations using traditional smelting and refining technologies, they will still emit substantial levels of GHGs. Certain members of the international community negotiated a treaty at the Conference of the Parties of the UN Framework Convention on Climate Change in Paris in December 2015 (the “Paris Agreement”). The Paris Agreement, which came into force in November 2016, requires developed countries to set targets for GHG emissions reductions. In order to meet national reductions commitments, including a goal of “net zero” carbon or carbon neutrality by 2050 set by numerous jurisdictions, it is likely that additional measures addressing GHG emissions, including stricter GHG emissions limits and/or some form of carbon pricing, will be implemented in various countries in the future. Additionally, the UN Climate Change Conference of Parties, held in November 2021, concluded with the finalization of the Glasgow Climate Pact, which stated long-term global goals (including those in the Paris Agreement) to limit the increase in the global average temperature to 1.5°C and emphasized reduction in GHG emissions and a commitment that countries would phase out inefficient fossil fuel subsidies. More recently, outcomes from COP27 and COP28 – including the Sharm el‑Sheikh Implementation Plan, the decision to establish a loss and damage fund and the COP28 ‘UAE Consensus’ calling for a transition away from fossil fuels, tripling global renewable energy capacity and strengthening 2030 and 2035 emissions targets – increase the likelihood of more stringent and wide‑ranging climate policies (such as higher or more pervasive carbon pricing, tighter emissions limits and sector‑specific transition measures), which could materially affect our projects, operating costs, asset values and access to capital.

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

Tanzania is a water-scarce country, where the demand for water exceeds natural water availability in river basins. As a result, our operations will be subject to regulatory controls on usage and disposal of water. Under Tanzanian law, metals extraction operations are subject to water use licenses and/or authorizations that govern each operation’s water usage and that require, among other things, metals extraction companies to achieve and maintain certain water quality limits regarding all water discharges. We may therefore face increasing competition for water uses both in respect of surface and groundwater, which will not only have implications from a water allocation and entitlement perspective but may result in higher operating costs from a tariff perspective, as water use charges may increase. If water scarcity becomes acute, this would raise risks in relation to the sustainability of supply, and there may be a need for us to implement new technology in order to use water more efficiently.

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

Our A&R Articles of Association authorize the issuance of an unlimited number of Lifezone Ordinary Shares. We may issue additional Lifezone Ordinary Shares in the future in connection with a financing or an acquisition. For more information, see “Risk Factors - We will require significant additional capital to fund our business, and no assurance can be given that such capital will be available at all or available on terms acceptable to us.” We may also grant options to purchase Lifezone Ordinary Shares, stock appreciation rights, restricted shares, restricted stock units or other equity or equity related awards, in each case, in respect of Lifezone Ordinary Shares as compensation to our directors, officers, employees and consultants, including under the 2023 Omnibus Incentive Compensation Plan. See “Item 6 B of the Annual Report – Compensation - 2023 Omnibus Incentive Compensation Plan.” Together with our brokers and financial advisors, we continuously monitor capital market conditions, and our board of directors recurrently considers various forms of financing available to Lifezone.

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

The Committee on Foreign Investment in the United States (“CFIUS”) may impose conditions on the Business Combination.

CFIUS has authority to review certain direct or indirect foreign investments in United States businesses for national security considerations. Among other things, CFIUS is authorized to require mandatory filings for certain foreign investments in the United States and to self-initiate national security reviews of certain foreign direct and indirect investments in United States businesses if the parties to such investments choose not to file voluntarily. With respect to transactions that CFIUS determines present unresolved national security concerns, CFIUS has the power to suspend transactions, impose mitigation measures or recommend that the president of the United States block pending transactions or order divestitures of completed transactions when national security concerns cannot be mitigated. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, whether the target company is a United States business, the level of beneficial ownership and voting interests acquired by foreign persons, and the nature of any information, control, access or governance rights that the transaction affords foreign persons. For example, any transaction that could result in foreign “control” (as such term is defined in the CFIUS regulations) of a United States business is within CFIUS’s jurisdiction. In addition, CFIUS has jurisdiction over certain investments that do not result in control of a United States business by a foreign person but that afford a foreign person certain access, involvement or governance rights in a “TID United States business”, that is, a United States business that: (1) produces, designs, tests, manufactures, fabricates, or develops one or more “critical technologies”; (2) owns, operates, manufactures, supplies or services certain “critical infrastructure”; or (3) maintains or collects, directly or indirectly, “sensitive personal data” of United States citizens.

Certain of the Lifezone Holdings Shareholders are non-United States persons, including without limitation: (1) Keith Liddell (UK national); (2) Keith and Shelagh Jane Liddell jointly (both UK nationals); (3) Varna Holdings Limited (an entity organized under the laws of the British Virgin Islands); (4) BHP (an entity organized under the laws of England and Wales); (5) Peter Smedvig (a UK national); (6) Kamberg Investments Limited (an entity organized under the laws of the British Virgin Islands); (7) Duncan Bullivant (a UK national); and (8) Hermetica Limited (an entity organized under the laws of England and Wales). Each of Lifezone Metals and Lifezone Holdings and LZL is a foreign person. Each of them is organized under the laws of the Isle of Man and has its principal place of business in the Isle of Man. Neither Lifezone

Metals nor Lifezone Holdings nor LZL is an operating company. Lifezone Holdings conducts operations through its subsidiaries, and these operations are focused in Europe, Australia and Africa.

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

Risks Related to Taxation

If Lifezone Metals was or is a passive foreign investment company (“PFIC”) in any particular taxable year, in which a United States investor held Ordinary Shares, the United States investor may be subject to adverse United States federal income tax consequences.

Lifezone Metals believes it was not classified as a PFIC for its taxable year ending December 31, 2025. However, as previously disclosed, Lifezone Metals believed it was likely a PFIC for the taxable year ended December 31, 2024, and could be classified as a PFIC in the future. Lifezone Metals’ PFIC status for the current taxable year ending December 31, 2026 will not be determinable until after the close of the year. There can be no assurance regarding Lifezone Metals’ PFIC status for the current or any future taxable year.

A United States Holder (as defined below in the section of the Annual Report entitled “Taxation”) that holds, or held, Lifezone Ordinary Shares during any year in which Lifezone Metals is, or was, a PFIC will generally be subject to adverse United States federal income tax consequences and additional reporting requirements. Further, if Lifezone Metals is, or was, a PFIC for any taxable year in which a United States Holder held, or holds, Lifezone Metals Ordinary Shares or Warrants, such United States Holder would continue to be treated as owning stock of a PFIC in subsequent taxable years even if Lifezone Metals, in fact, would cease to be a PFIC in those years. United States Holders are strongly encouraged to consult with their own tax advisors to determine the application of the PFIC rules to them in their particular circumstances and any resulting tax consequences, including regarding any elections which may mitigate certain adverse United States federal income tax consequences. Please see Item 10 E of the Annual Report entitled “Taxation” for a more detailed discussion with respect to the PFIC status of Lifezone Metals and the resulting tax consequences to United States Holders.

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

ITEM 4 INFORMATION ON THE COMPANY
ITEM 4 A: HISTORY AND DEVELOPMENT OF THE COMPANY
For more information, please see Item 4D Property, Plants and Equipment, Item 5 Operating and financial review and prospects and consolidated financial statements Note 1: General Information.
Lifezone Metals was incorporated under the laws of the Isle of Man on December 8, 2022. Lifezone Metals' registered office is located at 2nd Floor, St George’s Court, Upper Church Street, Douglas, IM1 1EE, Isle of Man. Our telephone number at that address is +44 (0) 1624 850 500. At Lifezone, we are at the forefront of innovation, championing cleaner and more sustainable metals production to meet global needs.
Our primary asset is the Kabanga Nickel Project, which is located in north-west Tanzania. Based on the 2024 Mineral Resource and 2025 Reserve Estimates detailed in the Feasibility Study, we believe Kabanga comprises one of the world’s largest and highest-grade nickel sulfide deposits. The Kabanga Nickel Project is 84% owned by Lifezone and 16% by the Government of Tanzania.

Our second project which is a recycling partnership with Glencore will utilize our Hydromet Technology to recycle the PGM recovered from spent Autocats in the United States of America.

Lifezone's website is at: www.lifezonemetals.com. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s internet site is http://www.sec.gov. None of the information contained on these websites is incorporated into or forms a part of this Annual Report.

History and organization
Lifezone Metals was incorporated on December 8, 2022, for the purpose of consummating a SPAC Transaction between Lifezone Metals, Lifezone Holdings and GoGreen that closed on July 6, 2023, resulting in Lifezone Metals being listed on the NYSE following the signing of a Business Combination Agreement on December 13, 2022. Prior to the consummation of the SPAC Transaction, Lifezone Metals had no material assets and did not operate any businesses.

On April 30, 2021, KNL obtained the Kabanga Data by acquiring Kabanga Holdings Limited and Romanex International Limited, equally owned by Barrick Gold and Glencore.

On October 25, 2021, TNCL was issued the SML and, in addition, we hold six prospecting licenses surrounding the SML.

On July 18, 2023, Lifezone acquired The Simulus Group Pty Limited (“Simulus”), a prominent hydrometallurgical laboratory and engineering company based in Perth, Australia.

ITEM 4 B: BUSINESS OVERVIEW
For more information, please see Item 4D Property, Plants and Equipment, Item 5 Operating and financial review and prospects and consolidated financial statements Note 1: General Information.
Overview
At Lifezone, we are at the forefront of innovation, championing cleaner and more sustainable metals production to meet global needs.
Our primary asset is the Kabanga Nickel Project, which is located in north-west Tanzania. Based on the 2024 Mineral Resource and 2025 Reserve Estimates detailed in the Feasibility Study, we believe Kabanga comprises one of the world’s largest and highest-grade undeveloped nickel sulfide deposits.

Our second project which is a US based recycling partnership with Glencore, would utilize our Hydromet Technology to recycle the PGM recovered from spent Autocats.
We seek to support the clean energy transition through licensing of our Hydromet Technology as an alternative to traditional smelting and metals refining. We believe that our mineral resources, Hydromet Technology and expertise position us for long-term growth as customers continually look for cleaner sources of metals for delivery into the global markets.
Our business consists of three segments: (i) our Metals Extraction business, (ii) our Intellectual Property business and (iii) Corporate.

Metals Extraction
The Metals Extraction segment of our business is undertaken primarily through KNL. KNL was formed on February 8, 2019, for the purpose of developing and operating a base metal operation in the north-west region of Tanzania.
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

The previous owners of the Kabanga Nickel Project, Barrick and Glencore, cumulatively conducted drilling of 587 km through 1,404 drillholes and cumulatively spent approximately $293 million on drilling and studies. For further details, see “ The description of the Kabanga Nickel Project” in Item 4D.

On October 25, 2021, TNCL was issued the SML and, in addition, we hold six prospecting licenses surrounding the SML.

On December 24, 2021, BHP, a leading global resources company, signed a $40 million convertible loan agreement with KNL and a $10 million subscription agreement with LZL. The KNL convertible loan was subsequently converted into equity on July 1, 2022.

In October 2022, BHP agreed to invest a further $50 million in KNL in the form of equity which was consummated on February 15, 2023. Upon closing of the $50 million investment, BHP had a 17.0% interest in KNL with LZL owning 83.0%. Concurrent to the signing of the $50 million investment, BHP and KNL entered into an option agreement whereby BHP had the option to increase its interest in KNL to 60.7% utilizing an agreed valuation formula and principles. The option agreement was subject to certain conditions, one of which was completion of a Feasibility Study for the Kabanga Nickel Project.

On July 18, 2025, Lifezone Metals publicly filed with the Securities and Exchange Commission (the "SEC") a Feasibility Study for the Kabanga Nickel Project. This is a significant milestone being the first-ever feasibility study and maiden Mineral Reserve Estimate since the Kabanga Nickel Project was first discovered in the 1970s.

The Feasibility Study is based on detailed design and engineering to support an Association for the Advancement of Cost Engineering Class 3 cost estimate (±15%) and modifying factors to support the declaration of Mineral Reserves. It demonstrates that the Kabanga Nickel Project can be developed and operated in a technically feasible and economically viable manner. The Feasibility Study outlines the development and operation of a conventional underground mine and concentrator to produce a high grade, low impurity nickel sulfide concentrates for sale.

Key features of the Feasibility Study comprise on a 100% project-level basis:

•Construction of an underground mine with an 18-year life of mine mining operation and total ore production based on a Mineral Reserve Estimate of 52.2 million tonnes (100% basis; Lifezone attributable is: 43.9 million tonnes) grading 1.98% nickel, 0.27% copper and 0.15% cobalt.

•Construction of a 3.4 million tonnes per annum concentrator, producing a high-grade nickel, copper, and cobalt concentrate grading 17.5% nickel, as an intermediate product for downstream processing, and containing a total of 902,000 tonnes of nickel, 134,000 tonnes of copper and 69,000 tonnes of cobalt over the life of mine (100% basis). Customers for the concentrate are envisaged to be international nickel smelters.

•Low all-in sustaining costs averaging $3.36 per pound of nickel contained in concentrate, net of copper and cobalt by-product credits. Based on analysis provided by CRU International Ltd. (CRU Group), Kabanga will fall within the first quartile of the global nickel cost curve.

•Pre-production capital costs of $942 million, including 9.7% contingency. Total life of mine capital of $2.49 billion includes pre-production capital costs, contingency, capitalized operational expenditures, growth capital, sustaining and closure costs. Life of mine revenue from sales totals $14.1 billion, net of realization costs, with after-tax free cash flow of $4.6 billion.

•After-tax net present value of $1.58 billion using an 8.0% discount rate and after-tax internal rate of return of 23.3%, based long-term consensus metal prices of $8.49 per pound nickel, $4.30 per pound copper, and $18.31 per pound cobalt.

For further details, see “Description of the Kabanga Nickel Project” in Item 4D.

Concurrently with the public filing of the Feasibility Study, Lifezone Metals announced on July 18, 2025, the buyback of BHP’s 17.0% interest in KNL and the termination of their option agreement and all other agreements. LZM currently owns 100% in KNL and the key terms of the transaction include:

•FID Payment: A fixed cash payment of $10 million, payable within 30 days after the earlier of: (i) 12 months after the FID at Kabanga; or (ii) once Lifezone has raised $250 million in aggregate funding (whether through equity, debt or alternative sources).

•First Commercial Production Payment: A second deferred cash payment, payable within 30 days after the period of 12 months following the achievement of first commercial production. The amount is indexed to Lifezone Metals’ share price performance, with a reference share price of $4.16 per share and a reference amount of $28 million. An index factor of 0.7x applies – meaning that a 10% increase in Lifezone Metals’ share price results in a $1.96 million increase in the payment ($28 million x 10% x 0.7). Based on an illustrative price of $4.50 per share, the payment would total $30 million.

•Total consideration cap: Maximum of $83 million, or reduced to $75 million if the Resettlement Action Plan (RAP) Trigger Event occurs, defined as the independent verification that the Kabanga Nickel Project’s Resettlement Action Plan has been developed and implemented in material alignment with the International Finance Corporation’s Performance Standard 5 (IFC PS5).

•Lock-Up and Right of First Offer: BHP has agreed not to sell its Lifezone shares for 12 months post-completion. After this period, BHP must first offer any shares it intends to sell to Lifezone before potentially transferring them to third parties, subject to customary terms.

On August 8, 2025, KNL signed a $60 million senior secured bridge loan facility agreement with Taurus Mining Finance to provide essential funding to maintain project momentum during the execution readiness phase, bridging the period between Feasibility Study completion and FID, expected in 2026. The loan bears interest at a rate of 9.25% per annum on drawn amounts, is secured by a security interest in the shares that LZM holds in KNL and security interests in other assets relating to the Kabanga Nickel Project. The loan is also guaranteed by Lifezone Metals and certain subsidiaries. As part of the transaction, Lifezone Metals issued 2.5 million warrants to Taurus Mining Finance, exercisable at an exercise price of $5.42 per share. The warrants will expire five years from the date of issuance. The facility has a scheduled maturity date of July 31, 2027, with an option available to KNL to extend the term by an additional six months. On August 29, 2025, KNL received the first tranche of $20 million under the senior secured bridge loan facility from Taurus Mining Finance Fund No. 2 L.P.

As part of the effort to secure the necessary capital to develop the Kabanga Nickel Project and achieve FID, Lifezone Metals has engaged Standard Chartered investment bank to run a formal process to bring in new investors into KNL and also hired Société Générale as its project finance advisor. Upon achieving FID, the execution and development of the Kabanga Nickel Project will follow that as outlined in the Feasibility Study.

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
The subscription agreement contemplates a two-phased implementation plan. Phase 1 consists of a program of pilot testing and a feasibility study that Lifezone has been undertaking at its Simulus laboratories in Perth using its Hydromet Technology and is progressing towards completion in 2026. As part of Phase 1, Lifezone and Glencore have both contributed $1.5 million into a United States entity, Lifezone Recycling US, LLC, that prior to the execution of the subscription agreement was 100% owned by Lifezone. In May 2025, Lifezone invested a further $2 million into Lifezone Recycling US, LLC. Lifezone currently owns 94.44% and Glencore 5.56% of Lifezone Recycling US, LLC.
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

Marketing
While we are currently a pre-development exploration-stage metals company, we are advancing discussions with potential offtakers for eventual offtake of the nickel sulfide concentrate that will be produced from the Kabanga Nickel Project. In relation to our Hydromet Technology, we aim to leverage its intellectual property licensing potential with other companies involved in metals processing. During the year ending December 31, 2025, we spent $68,370 (2024: $84,267) on advertising and marketing expenses.

Competition
The metals extraction industry is competitive in all of its phases. The nickel, cobalt and copper exploration and production industries are fragmented, and we expect initially to be a small participant in this sector. Many of our competitors explore for a variety of minerals and control many different properties around the world. Many of them have been in business longer than we have and have established operations. In 2025, the global nickel market balance was in surplus driven by a rapid expansion of nickel laterite mining output from Indonesia, which currently produces over 60% of nickel globally.

However, based on the 2024 Mineral Resource and 2025 Reserve Estimates detailed in the Feasibility Study, we believe that the Kabanga Nickel Project is one of the world’s largest and highest-grade nickel sulfide deposits that will sit in the lowest quartile in the nickel industry cost curve, below the majority of Indonesian producers. For further details, see “Risk Factors — Risks Related to Operational Factors Affecting Lifezone — We may be unable to compete successfully for employees, exploration, resources, capital funding, equipment and contract exploration, development and construction services with our competitors.”

Material effects of government regulations on business
Please see “Risk Factors — Risks Related to Operational Factors Affecting Lifezone — We are subject to significant governmental regulations that affect our operations and costs of conducting our business and may not be able to obtain all required permits and licenses to place our properties into production."
ITEM 4 C: ORGANIZATIONAL STRUCTURE
Lifezone Metals is a holding company with its interests organized as set forth in Table below.

The following diagram depicts our organizational structure as at the date of this Annual Report:

Lifezone Metals Ltd (NYSE: LZM) (Isle of Man)
1.9%
BHP Billiton (UK) DDS Ltd (United Kingdom)
100%
Lifezone Holdings Ltd (Isle of Man)
100%
Lifezone Ltd (Isle of Man)
100%
Kabanga Nickel Ltd (United Kingdom)
100%
100%
50%
100%
Lifezone Asia-Pacific Pty Ltd (Australia)
LZ Services Ltd (United Kingdom)
Kelltech Ltd (Mauritius)
50%
Orkid S.a.r.l (Luxembourg)
Lifezone US Holdings Limited (United Kingdom)
Govt. of Tanzania Treasury Registrar (Tanzania)
100%
100%
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
94.444%
99.98%
99.98%
Simulus Pty Ltd (Australia)
Kellplant (Pty) Ltd (South Africa)
Lifezone Services US, LLC (United States)
Lifezone Recycling US, LLC (United States)
Tembo Nickel Mining Company Ltd (Tanzania)
Tembo Nickel Refining Company Ltd (Tanzania)
5.556%
Glencore Ltd (Switzerland)

•At the time the TNCL Subsidiaries were incorporated by the Government of Tanzania, the Articles of Association of each of TNMCL and TNRCL implied that the Government of Tanzania has a 16% interest in each entity, with TNCL holding the remaining 84% interest. Based on discussions with the Government of Tanzania, Lifezone understands that the Government of Tanzania has acknowledged TNCL’s right under the Framework Agreement to own 100% of each TNCL Subsidiary and expects that the GOT will amend the Articles of Association of the TNCL Subsidiaries to correct this administrative error. However, as of the date of this Annual Report, whilst the register of members of each TNCL Subsidiary correctly records TNCL as holding 4,999 shares and the Government of Tanzania as holding 1 share, the Articles of Association of each TNCL Subsidiary incorrectly implies that the Government of Tanzania holds a 16% interest and as such TNCL holds an 84% interest in each TNCL Subsidiary. For more information, see “Risk Factors – Risks Related to Operational Factors Affecting Lifezone – Due to an inadvertent administrative error during incorporation, the Articles of Association of each TNCL Subsidiary imply that the Government of Tanzania has a 16% carried interest in such TNCL Subsidiary in addition to the 16% non-dilutable free-carried interest in TNCL.”

ITEM 4D: PROPERTY, PLANTS AND EQUIPMENT
General
Currently, we consider only the Kabanga Nickel Project and Simulus laboratory assets to be material. We do not currently consider the interests Lifezone holds in its other projects or property to be material.
THE DESCRIPTION OF THE KABANGA NICKEL PROJECT
Overview

Lifezone publicly filed the Feasibility Study ("FS") Technical Report Summary ("TRS") for the Kabanga Nickel Project with the SEC on July 18, 2025. This description of the Kabanga Nickel Project has been extracted from the FS TRS. The effective date of the FS TRS is July 18, 2025, while the effective date of the Mineral Resource Estimate is December 4, 2024. The full FS TRS is included as Exhibit 15.11 to this Annual Report.

DRA Projects (Pty) Ltd ("DRA") and Sharron Sylvester were engaged by Lifezone Metals Limited (NYSE "LZM") to prepare an independent FS TRS for the Kabanga Nickel Project ("the Project"), located in northwest Tanzania. The TRS was prepared in accordance with the United States Securities and Exchange Commission’s ("SEC") Modernized Property Disclosure Requirements under Subpart 229.1300 of Regulation S-K (S-K 1300) and Item 601(b)(96). The purpose of the FS is to declare Mineral Reserves and to provide an independently validated assessment of the Project’s technical and economic viability.

The FS assesses the initial phase of the Project development for an underground mine, concentrator, tailings storage facility ("TSF"), surface infrastructure, and logistics required to export concentrate. The FS TRS followed the Initial Assessment ("IA") TRS disclosed in LZM’s filing of June 2, 2025, which outlined the overall phased development plan for the Project including a potential future beneficiation facility. This future development phase is not assessed in the FS.

The Project, in which LZM holds an 84.0% ownership interest, is a fully integrated, greenfield development that will produce nickel, copper, and cobalt products for the global market. The Project is also expected to generate social and economic benefits for local communities. As one of the world’s largest undeveloped high-grade nickel sulfide deposits, the Project represents a globally significant opportunity aligned with the accelerating transition to a low-carbon economy and is positioned to deliver both strategic value to the global supply chain and meaningful economic and social benefits to Tanzania and its citizens.

Property Description, Mineral Tenure, Ownership, Surface Rights, Royalties, Agreements and Permits

The Project is located in the northwest of Tanzania, approximately 1,300 km northwest of Dar es Salaam, adjacent to the Burundi border (see Figure 1). The Kabanga mine, concentrator, and associated infrastructure are situated at the Kabanga Site, where a nickel sulfide concentrate will be produced. The Kahama Site is the proposed location for a potential future phase of Project development.

The Kabanga Site is reached by 77 km of unpaved public road (southern access road) from the paved National Route B3 (see Figure 2). Grid electricity (33 kV, 9 MVA) is currently supplied to the Kabanga Site by the Tanzania Electric Supply Company Limited ("TANESCO") and is sufficient for construction and initial mine development. The development of the Kabanga Site includes the resettlement of economically displaced households ("EDHs") and physically displaced households ("PDHs"). The PDHs will be moved to seven identified relocation host sites ("Resettlement Sites").

Figure 1: Kabanga Nickel Project Location in Tanzania

Figure 2: Kabanga Special Mining Licence ("SML"), Site Project Footprint, Resettlement Sites and Southern Access Road

The Kahama Site, approximately 320 km from the Kabanga Site, partly on the paved B3 highway, includes the Kahama Airport. This commercial airport operated by the Tanzania Airports Authority ("TAA") will serve as the primary arrival point for personnel travelling to the Kabanga Site, with the final transport leg completed by bus. The Kahama Site is in close proximity to the Isaka Dry Port and provides a staging and laydown area during construction of the Kabanga mine, concentrator, and surface infrastructure. The Isaka Dry Port will provide a 982 km Standard Gauge Rail ("SGR") link to the Port of Dar es Salaam via Tabora and Kwala Dry Port.

Both Kabanga Site and Kahama Site are situated within a temperate moist sub-humid climatic zone, experiencing bi-modal rainfall patterns with an average annual precipitation of approximately 1,000 mm, and mean annual temperatures around 20 °C, allowing for year-round site access.

The Project is owned by Tembo Nickel Corporation Limited ("TNCL"). TNCL is 84.0% owned by Kabanga Nickel Limited ("KNL") and 16.0% by the Government of Tanzania ("GoT") Treasury Registrar. KNL is 100% owned by LZM, through its 100% owned subsidiaries. The LZM-attributable ownership is thus 84.0%, after accounting for the GoT shareholding. The current Project ownership structure is shown in Figure 3.

Figure 3: Current Ownership Structure of the Kabanga Nickel Project

Note: The RefineCo entity relates to a potential future project phase, not assessed in the FS.

A Framework Agreement exists with the GoT for the development and operation of the Project, which describes the equitable Economic Benefit Sharing Principle ("EBSP") between KNL and the GoT. The overarching principle is that KNL and the GoT equally share income derived from the Project over the life, where GoT’s income is derived from dividends, taxes, royalties, duties, and levies.

TNCL holds a 201.85 km2 Special Mining Licence (SML) granted on October 29, 2021, which is valid up to 33 years (2054) and includes all mineralized areas relating to the resource. In addition, TNCL holds six prospecting licences covering a combined area of 101.44 km2, which are not part of the Project.

On July 18, 2025, Lifezone Limited entered into a definitive agreement with BHP to acquire BHP’s existing 17.0% equity interest in KNL, the majority owner of the Project. As a result of entering into the transaction, Lifezone Limited owns 100% of KNL, which in turn holds an 84% interest in TNCL. The remaining 16% of TNCL is held by the GoT. In addition, all existing agreements with BHP have been terminated. Lifezone Limited has assumed full control of 100% of the offtake from the Project.

The acquisition by Lifezone Limited of BHP’s 17.0% equity interest in KNL does not impact the SML or the Framework Agreement between KNL and the GoT.

Geology

Geological Setting

The Kabanga nickel deposit is located within the East African Nickel Belt, which extends approximately 1,500 km along a northeast trend that extends from Zambia in the southwest to Uganda in the northeast. In the northern and central sections of the East African Nickel Belt, a thick package of Paleoproterozoic to Mesoproterozoic metasedimentary rocks, known as the Karagwe-Ankole Belt (KAB), overlies this boundary, within which occurs a suite of broadly coeval, bimodal intrusions that correspond to the Mesoproterozoic Kibaran tectonothermal event between 1,350 Ma and 1,400 Ma.

The Kibaran igneous rocks comprise mafic-ultramafic intrusions, including well-differentiated lopolithic layered intrusions and small, narrow, tube-like sills, often concentrically zoned, called chonoliths. The nickel mineralization zones discovered to date have exclusively been found associated with the mafic-ultramafic intrusions, in particular, along the Kabanga-Musongati Alignment.

The intrusions that host the potentially economic nickel-bearing massive sulfide zones in the Project area, namely, from southwest to northeast, Main, MNB, Kima, North, Tembo, and Safari, are hosted within steeply dipping overturned metasediments (dipping 70° to 80° to the west), with a north–northeast strike orientation (025°) from Main Zone to North Zone, changing to a northeast strike orientation (055°) (dipping northwest) from North to Tembo. These zones are located within and at the bottom margin of the mafic ultramafic chonoliths. The chonoliths are concentrically zoned with a gabbronorite margin and an ultramafic cumulate core.

Three lithological groups are present at Kabanga:

•Metasediments comprising a series of pelitic units, schists, and quartzites, forming the hanging wall and footwall of the massive sulfide mineralization.

•Ultramafic intrusive complex rocks, which display a wide range of metamorphism/metasomatism and can carry significant sulfide mineralization (logged as UMAF_1a when ≥ 30% sulfides and UMAF_KAB when < 30% sulfides).

•Remobilized massive sulfide (MSSX) mineralization (i.e., MSSX (> 80% sulfides), which carries 90% of the sulfide occurrence, and massive sulfide mineralization with xenoliths of metasedimentary or gabbro/ultramafic (logged as MSXI when ≥ 50% and < 80% sulfides).

Style of Mineralization

The principal sulfide in the massive sulfide is pyrrhotite, with up to 15% pentlandite. The pentlandite shows distinct globular recrystallization textures, with crystals reaching up to 5 cm in size. Sulfide mineralization occurs both as:

•Disseminated to net-textured interstitial sulfides within and external to the cumulate core of the chonoliths.
•Massive and semi-massive bodies along the lower or side margins of the chonolith.

Exploration History

Exploration at the Project has been undertaken in several different phases for over 45 years, with more than 637 km of drilling completed up to the effective date of the current Mineral Resource estimate reported in December 2024.

The first drilling on the deposit was undertaken between 1976 and 1979 by the United Nations Development Programme (UNDP). This program resulted in over 20 km of drilling and the estimation of a Mineral Resource for Main Zone. In 1990, Sutton Resources Ltd (Sutton) negotiated the mineral rights to the Project. Between 1990 and 1999, Sutton, in two separate joint ventures (JVs), completed over 100 km of drilling that resulted in Mineral Resource estimates for Main Zone and North Zone.

In 1999, Barrick Gold Corporation (Barrick) purchased Sutton and commenced a 14-year exploration program. During the first four years of this program, Barrick explored the Main Zone and North Zone areas further, resulting in the discovery of MNB zone and Kima zone, updates to the resource models, and the completion of a scoping study. In 2005, Barrick entered into a JV with Falconbridge Limited (Falconbridge) (which became Xstrata plc (Xstrata), then ultimately Glencore plc (Glencore)) that lasted for nine years and resulted in two additional scoping studies, a Pre-feasibility Study (PFS), an FS, and a draft FS update. During this period, over 450 km of drilling was completed, the Tembo Zone mineralization was discovered, and Mineral Resource updates were generated for all the known zones.

Other historical exploration work completed included the following:

•Geophysical surveys:
–Crone borehole electromagnetic (BHEM) geophysical surveys with physical properties, ground geophysical surveys, and airborne versatile time domain electromagnetic (VTEM) surveys (which were used, in conjunction with historical soil surveys and a BHP GEOTEM® airborne magnetic survey, to target the ground surveys).
–Superconducting quantum interference device (SQUID) and fixed-loop transient electromagnetic (TEM) surface electromagnetic surveys (Crone and UTEM), as well as a helicopter-borne versatile time domain electromagnetic VTEM survey.
•Collection and testing of metallurgical samples.
•Geotechnical drilling at planned infrastructure sites.

In December 2021, drilling activities commenced at the Kabanga Site, after SML 651/2021 was granted. Since that time, over 52 km of additional drilling has been completed.

In December 2024, a revised Mineral Resource estimate (2024MRU) was generated based on all the Project drilling completed up to June 4, 2024, and the FS is based on that Mineral Resource estimate.

The Project drillhole database is currently maintained using Fusion software. Data collection activities have been performed using industry-standard practices.

Sample Preparation, Analyses, Security and Data Verification

The Kabanga sample preparation, assaying, quality assurance and quality control (QA/QC) activities and protocols can be summarized as follows:

•Sample preparation was completed in Tanzania at the ALS Metallurgy Pty Ltd (ALS)-Chemex laboratory in Mwanza (ALS-Chemex Mwanza).
•All the material was crushed to –2 mm, and 2 × 250 g pulp bags were sent to the ALS-Chemex laboratory in Perth, Western Australia (ALS-Chemex Perth) for analysis.
•The Perth samples were pulverized to –75 µm and analyzed as follows:
–4-acid digestion/inductively coupled plasma mass spectroscopy (ICP-MS) for Ni, Cu, Co, Ag, Fe, Cr, Mg, Mn, As, Pb, Bi, Cd, and Sb.
–Fire assay/ICP-MS for Au, Pd, and Pt.
–Ni and Cu samples exceeding 10,000 ppm, and Au, Pd, and Pt samples exceeding 1.0 g/t were re-analyzed with a more accurate technique.
–LECO technique for the determination of sulfur.
–Gravimetric method for specific gravity (SG) determination (pycnometry) on all samples.
•Not all the samples were assayed for the complete elemental suite: only 66% for North (10,053 of 15,200 samples), and 95% for Tembo (6,422 of 6,717 samples).
•An industry-standard QA/QC protocol was used at the Project, using certified reference material (CRM) standards, blanks, check assays, and duplicates.
•ALS is an independent laboratory accredited by the National Association of Testing Authorities (NATA) and complies with international standards such as ISO/IEC 17025 for testing and calibration in laboratories.
•SGS laboratory in Mwanza is an independent laboratory that is ISO/IEC 10725 accredited by the South African National Accreditation System (SANAS).

All the aspects of the data that could materially impact the integrity of the Mineral Resource and Reserve Estimates (core logging, sampling, analytical results, and database management) were reviewed by OreWin Pty Ltd (OreWin) with TNCL staff. OreWin personnel met with the TNCL staff to ascertain exploration and production procedures and protocols. Drill rigs were visited, and core was observed being obtained from the diamond drillholes and being logged at the exploration camp to confirm that the logging information accurately reflects the actual core. The lithology contacts that were checked matched the information reported in the core logs.

Mineral Processing and Metallurgical Testing

Extensive historical metallurgical testwork was previously undertaken for the Kabanga Concentrator over the period 2005 to 2010, including mineralogical, comminution, flotation (bench and pilot scale), and dewatering testwork, which provided a basis for the additional metallurgical testwork undertaken as part of the 2022–25 concentrator testwork program.

As part of this program, comminution and flotation flowsheet development and variability testwork was conducted on 4,616 kg of quarter, half, and full NQ-sized (approximately 47.6 mm) drill core. The testwork was conducted to FS level, on a range of composite and variability samples which were selected to represent the major feed types and feed blends expected to be processed over the Life of Mine (LoM). Sample selection and composite preparation were considered:

•Grade ranges and expected LoM grades.
•Spatial coverage, including depth and along strike.
•Appropriate levels of planned and unplanned mining dilution advised by the relevant mining disciplines.
•The proportion of MSSX and UMAF_1a tonnage over the LoM.

Testing included comprehensive head grade analysis, mineralogy, comminution (physical crushing and grinding) tests, open-circuit and locked-cycle bench-scale flotation tests, open-circuit bulk flotation tests, feed oxidation assessments, concentrate regrind, thickening, filtration, and rheology testing. The aim of the testwork was to further characterize the flotation response, optimize the flowsheet, generate bulk concentrate samples for vendor testing, concentrate characterization and other downstream testing, and to evaluate the degree of variability that could be expected across the deposit.

The comminution testwork confirmed the previous historical testwork findings, demonstrating that the MSSX and MSXI material is characterized as soft to medium with respect to hardness, while the UMAF_1a and waste dilution are characterized as medium-hard to hard. All the samples had a low abrasion tendency.

The flotation testwork demonstrated that a conventional flotation flowsheet, using a typical flotation reagent regime, could be used for the effective separation of pentlandite and chalcopyrite from the pyrrhotite and non-sulfide gangue. It also confirmed the historical optimal flotation circuit feed size of 80% passing 100 µm and a feed solids concentration of 35% (w/w). The regrind testwork highlighted the relatively soft nature of the sulfide rougher concentrate.

The dewatering testwork was aligned with historical testing by equipment vendors, showing the concentrate and tailings could readily thicken to a density > 65% solids (w/w) and are amenable to pressure filtration, achieving a final concentrate moisture level of 9% (w/w). Tailings testwork showed that rheology is not expected to cause pumping issues at design densities.

The concentrator metallurgical performance projections indicate that the Concentrator will produce a steady-state average of 350 ktpa (dry) nickel-copper-cobalt sulfide flotation concentrate, containing 17.7% nickel. Nickel recovery is expected to average 87.3% over the LoM, while the copper and cobalt recoveries are expected to average 96.5% and 89.6%, respectively.
Mineral Resource Estimate

The 2024MRU was based on industry best practice, is similar in approach to the resource modeling of previous estimates, conforms to the requirements of S-K 1300, and is suitable for reporting as current estimates of Mineral Resources.

The 2024MRU was completed using Datamine software, with macros developed to estimate the full suite of component elements and density for each zone (Main, MNB, North, Kima, and Tembo). All zones were estimated using the ordinary kriging method, with domain-specific search and estimation parameters determined by statistical and geostatistical analyses.

Three distinct mineralization units were interpreted for the Main, MNB, Kima, North, Tembo, and Safari zones:

•Massive sulfide (MSSX),
•Ultramafic (UMIN), and
•Intrusive (INTRUSIV/INTR) unit, which is generally poorly mineralized but occurs in close association with the mineralized units.

Within these three units, additional sub-domains were created based on spatial continuity, intersecting geological structures, and geochemical variability.

Solid wireframes were constructed for the intrusive bodies at each zone, which predominantly represented the logged generally unmineralized ultramafic (peridotite) (UMAF_KAB) lithology but also served as an ‘umbrella’ unit for any intervals logged as generic mafic (MAF), generally unmineralized gabbro-gabbronorite (GAB_KAB), UMAF_1a, MSSX, and MSXI. The stratigraphic contacts between the Banded Pelite unit (BNPU) and the Lower Pelite unit (LRPU) were also used to interpret folding structures and unconformities to help orient the sulfide mineralization interpretations.

A multivariate statistical analysis was completed for all domains within each zone. It was based on the assay data limited to the samples that have the complete suite of elements assayed.

Some individual domains were combined where they were found to be statistically similar and could be plausibly related in a geological and spatial sense. The classification criteria and zoning used for the 2024MRU were based on a two-stage approach that considered objective criteria and visual observation.

The criteria referenced for the assignment of Inferred and Indicated mineralization globally included the distance from the cell centroid to the drillhole samples and the search pass in which the estimate was achieved. This global classification was then reviewed visually with specific focus on geological factors, including the geometry of the mineralized zones, spatial and geochemical continuity of the mineralization, and the success rate when intersecting the mineralization at predicted locations and thicknesses with the new drilling. Manually defined wireframe solids were then developed to enclose those areas that warrant upgrading to Indicated or Measured. As the Kabanga North and Tembo zones contain multi-element mineralization, a nickel-equivalent (NiEq) formula, updated for current metal prices, costs, and other modifying factors, has been used for reporting from the Mineral Resource.

The 2024 nickel-equivalent (NiEq24) formula is as follows:

•MSSX NiEq24% = Ni% + (Cu% x 0.454) + (Co% x 2.497)
•UMIN NiEq24% = Ni% + (Cu% x 0.547) + (Co% x 2.480)

The 2024 NiEq cut-off grades are:

•MSSX NiEq24% is 0.73%
•UMIN NiEq24% is 0.77%

Metal price assumptions used for cut-off grade determination were USD 9.50/lb for nickel, USD 4.50/lb for copper, and USD 23.00/lb for cobalt. Other input parameters and assumptions used for the NiEq24% formula and determining the cut-off grade are discussed in the FS TRS.

Reasonable prospects for economic extraction for the Mineral Resource determination were assessed by way of an Initial Assessment (IA), as defined in S-K 1300. Note that the IA Mineral Resource was reported in June 2025, which was prior to the declaration of Mineral Reserves; therefore, the Mineral Resource tables in the June 2025 IA TRS show the entire Mineral Resource, inclusive of the volume subsequently declared in the FS TRS to be Mineral Reserve.

The LZM-attributable tonnage, grades, and metallurgical recoveries of the Mineral Resource estimates, exclusive of Mineral Reserves, are shown in Table 1.

The LZM-attributable tonnage, grades, and contained metals of the Mineral Resource estimates, exclusive of Mineral Reserves, are shown in Table 2.

The Mineral Resource estimates have an effective date of December 4, 2024. Mineral Resource estimates have been reported in accordance with S-K 1300.

Table 1: Kabanga Mineral Resource Estimates, Exclusive of Mineral Reserves, as at December 4, 2024 – Grades and Metallurgical Recovery

Notes:
1.Mineral Resources in Table 1 are reported exclusive of Mineral Reserves.
2.Mineral Resources are reported showing only the LZM-attributable tonnage portion, which is 84.0% of the total.
3.Cut-off applies to NiEq24, which is derived using a nickel price of USD 9.50/lb, copper price of USD 4.50/lb, and cobalt price of USD 23.00/lb with allowances for recoveries, payability, deductions, transport, and royalties.
4.NiEq24 formulas are: MSSX NiEq24 = Ni + (Cu x 0.454) + (Co x 2.497) and UMIN NiEq24 = Ni + (Cu x 0.547) + (Co x 2.480).
5.The point of reference for Mineral Resources is the point of feed into a concentrator.
6.All Mineral Resources in the 2024MRU were assessed for reasonable prospects for economic extraction by reporting only material above cut-off grades of: MSSX NiEq24 > 0.73% and UMIN NiEq24 > 0.77%.
7.Totals may vary due to rounding.

Table 2: Kabanga Mineral Resource Estimates, Exclusive of Mineral Reserves, as at December 4, 2024 – Grades and Contained Metals

Notes:
1.Mineral Resources in Table 2 are reported exclusive of Mineral Reserves.
2.Mineral Resources are reported showing only the LZM-attributable tonnage portion, which is 84.0% of the total.
3.Cut-off applies to NiEq24, which is derived using a nickel price of USD 9.50/lb, copper price of USD 4.50/lb, and cobalt price of USD 23.00/lb with allowances for recoveries, payability, deductions, transport, and royalties.
4.NiEq24 formulas are: MSSX NiEq24 = Ni + (Cu x 0.454) + (Co x 2.497) and UMIN NiEq24 = Ni + (Cu x 0.547) + (Co x 2.480)
5.The point of reference for Mineral Resources is the point of feed into a concentrator.
6.All Mineral Resources in the 2024MRU were assessed for reasonable prospects for economic extraction by reporting only material above cut off grades of: MSSX NiEq24 > 0.73% and UMIN NiEq24 > 0.77%
7.Totals may vary due to rounding.

Mineral Reserve Estimate

Mineral Reserve estimates have been classified in accordance with the definitions for Mineral Reserves in S-K 1300. An underground mining scenario is assumed using longhole stoping with paste backfill which, following ramp-up, will produce 3.4 Mtpa. The Proven and Probable Mineral Reserves were estimated by calculating economic cut-off values for mining underground stopes, in the various Mine locations within the mine design.

Measured Mineral Resources within the mine design were converted to Proven Mineral Reserves, and Indicated Mineral Resources within the mine design were converted to Probable Mineral Reserves. The Mineral Reserve excludes any Inferred Mineral Resources. The Mineral Reserve estimates have an effective date of July 18, 2025.

Table 3 shows the LZM’s attributable share (84.0%) of the Mineral Reserve estimates, including tonnage, grades, contained metal, and metallurgical recoveries, broken down by Mine. Table 4 shows the LZM-attributable share of the Mineral Reserve estimate – MSSX only, split by Mine. Table 5 shows the summary of the LZM-attributable share of the Mineral Reserve estimate – UMIN only, split by Mine. Table 6 shows the summary of the Mineral Reserve estimate, on a 100% basis and LZM-attributable share split by ore type.

Table 3: Project Mineral Reserve Estimate by Mine – as at July 18, 2025

| Mineral Reserve Classification | LZM Tonnage (Mt) | Grades (%) | | | Contained Metals (kt) | | | Metallurgical Recovery (%) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Ni | Cu | Co | Ni | Cu | Co | Ni | Cu | Co |
| North Upper – MSSX plus UMIN | | | | | | | | | | |
| Proven | 6.4 | 2.10 | 0.28 | 0.16 | 135 | 18 | 11 | 88.9 | 96.7 | 91.3 |
| Probable | 0.9 | 2.03 | 0.27 | 0.14 | 17 | 2 | 1 | 89.0 | 96.6 | 91.4 |
| Proven + Probable | 7.3 | 2.09 | 0.28 | 0.16 | 152 | 20 | 12 | 88.9 | 96.7 | 91.3 |
| North Lower – MSSX plus UMIN | | | | | | | | | | |
| Proven | 0.3 | 1.66 | 0.21 | 0.12 | 6 | 1 | 0 | 82.1 | 89.5 | 84.8 |
| Probable | 18.0 | 2.42 | 0.33 | 0.16 | 435 | 58 | 30 | 89.0 | 97.5 | 91.4 |
| Proven + Probable | 18.3 | 2.41 | 0.32 | 0.16 | 441 | 59 | 30 | 88.9 | 97.4 | 91.3 |
| Tembo – MSSX plus UMIN | | | | | | | | | | |
| Proven | 8.1 | 1.64 | 0.23 | 0.14 | 133 | 18 | 11 | 83.8 | 93.5 | 86.5 |
| Probable | 5.7 | 1.50 | 0.20 | 0.12 | 86 | 12 | 7 | 81.5 | 92.1 | 84.3 |
| Proven + Probable | 13.8 | 1.58 | 0.22 | 0.13 | 219 | 30 | 18 | 82.9 | 93.0 | 85.6 |
| Main – MSSX plus UMIN | | | | | | | | | | |
| Proven | – | – | – | – | – | – | – | – | – | – |
| Probable | 4.4 | 1.25 | 0.18 | 0.09 | 55 | 8 | 4 | 77.3 | 90.6 | 79.7 |
| Proven + Probable | 4.4 | 1.25 | 0.18 | 0.09 | 55 | 8 | 4 | 77.3 | 90.6 | 79.7 |
| Total – MSSX plus UMIN | | | | | | | | | | |
| Proven | 14.9 | 1.84 | 0.25 | 0.15 | 273 | 37 | 22 | 87.0 | 94.9 | 89.4 |
| Probable | 29.0 | 2.05 | 0.28 | 0.14 | 594 | 81 | 42 | 87.5 | 96.0 | 89.7 |
| Proven + Probable | 43.9 | 1.98 | 0.27 | 0.15 | 868 | 118 | 64 | 87.3 | 95.6 | 89.6 |

Notes:
1.The effective date of the Mineral Reserves is July 18, 2025.
2.Mineral Reserves are reported based on the December 2024 Mineral Resource model.
3.Mineral Reserves are reported showing the LZM-attributable tonnage portion, which is 84.0% of the total.
4.Mineral Reserve cut-offs grades are based on a USD8.50/lb nickel price, USD4.24/lb copper price and USD18.34/lb cobalt price; the overall average nickel, copper and cobalt metallurgical recoveries are 81%, 89%, and 84%, respectively.
5.Elevated net sales return (NSR) cut-off values were selected for each mine, namely, USD 170/t at North (upper), USD 100/t at North (lower) and Tembo, and USD 85/t at Main.
6.All the cut-off values include allowances for metallurgical recoveries, payability, deductions, transport and royalties.
7.An economic analysis has been conducted using a long-term nickel price of USD 8.49/lb, copper price of USD 4.30/lb and cobalt price of USD 18.31/lb.
8.The point of reference for the Mineral Reserves is the point of feed into the processing facility.
9.Totals may vary due to rounding.
10.Ni, Cu, and Co recovery estimates for the respective MSSX and UMIN categories have been calculated using the metallurgical recovery algorithm formulas detailed in the FS TRS and the combined Proven and Probable recovery for each reflects the weighted average recovery based on the tonnage and grade. The total combined recovery for the blend (MSSX+UMIN) reflects the outputs of the same recovery formula applied to the FS mine production and processing schedule.

Table 4: Project Mineral Reserve Estimate by Mine – MSSX only, as at July 18, 2025

Notes:
1.The effective date of the Mineral Reserves is July 18, 2025.
2.Mineral Reserves are reported based on the December 2024 Mineral Resource model.
3.Mineral Reserves are reported showing the LZM-attributable tonnage portion, which is 84.0% of the total.
4.Mineral Reserve cut-offs grades are based on a USD8.50/lb nickel price, USD4.24/lb copper price and USD18.34/lb cobalt price; the overall average nickel, copper and cobalt metallurgical recoveries are 81%, 89%, and 84%, respectively.
5.Elevated net sales return (NSR) cut-off values were selected for each mine, namely, USD 170/t at North (upper), USD 100/t at North (lower) and Tembo, and USD 85/t at Main.
6.All the cut-off values include allowances for metallurgical recoveries, payability, deductions, transport and royalties.
7.An economic analysis has been conducted using a long-term nickel price of USD 8.49/lb, copper price of USD 4.30/lb and cobalt price of USD 18.31/lb.
8.The point of reference for the Mineral Reserves is the point of feed into the processing facility.
9.Totals may vary due to rounding.
10.Ni, Cu, and Co recovery estimates for MSSX have been calculated using the metallurgical recovery algorithm formulas detailed in the FS TRS and the combined Proven and Probable recovery for each reflects the weighted average recovery based on the tonnage and grade.

Table 5: Project Mineral Reserve Estimate by Mine – UMIN only, as at July 18, 2025

Notes:
1.The effective date of the Mineral Reserves is July 18, 2025.
2.Mineral Reserves are reported based on the December 2024 Mineral Resource model.
3.Mineral Reserves are reported showing the LZM-attributable tonnage portion, which is 84.0% of the total.
4.Mineral Reserve cut-offs grades are based on a USD8.50/lb nickel price, USD4.24/lb copper price and USD18.34/lb cobalt price; the overall average nickel, copper and cobalt metallurgical recoveries are 81%, 89%, and 84%, respectively.
5.Elevated net sales return (NSR) cut-off values were selected for each mine, namely, USD 170/t at North (upper), USD 100/t at North (lower) and Tembo, and USD 85/t at Main.
6.All the cut-off values include allowances for metallurgical recoveries, payability, deductions, transport and royalties.
7.An economic analysis has been conducted using a long-term nickel price of USD 8.49/lb, copper price of USD 4.30/lb and cobalt price of USD 18.31/lb.
8.The point of reference for the Mineral Reserves is the point of feed into the processing facility.
9.Totals may vary due to rounding.
10.Ni, Cu, and Co recovery estimates for UMIN have been calculated using the metallurgical recovery algorithm formulas detailed in the FS TRS and the combined Proven and Probable recovery for each reflects the weighted average recovery based on the tonnage and grade.

Table 6: Project Mineral Reserve Estimate with Tonnage on a 100% and LZM-attributable share (84.0%), as at July 18, 2025

Notes:
1.The effective date of the Mineral Reserves is July 18, 2025.
2.Mineral Reserves are reported based on the December 2024 Mineral Resource model.
3.Mineral Reserves are reported showing 100% of the total Project Mineral Reserve and the LZM-attributable tonnage portion, which is 84.0% of the total.
4.Mineral Reserve cut-off grades are based on a USD 8.50/lb nickel price, USD 4.24/lb copper price and USD 18.34/lb cobalt price; the overall average nickel, copper and cobalt recoveries are 81%, 89% and 84%, respectively.
5.Elevated net sales return (NSR) cut-off values were selected for each mine, namely, USD 170/t at North (upper), USD 100/t at North (lower) and Tembo, and USD 85/t at Main.
6.All the cut-off values include allowances for metallurgical recoveries, payability, deductions, transport and royalties.
7.An economic analysis has been conducted using a long-term nickel price of USD 8.49/lb, copper price of USD 4.30/lb and cobalt price of USD 18.31/lb.
8.The point of reference for the Mineral Reserves is the point of feed into the processing facility.
9.Totals may vary due to rounding.
10.Ni, Cu, and Co recovery estimates for the respective MSSX and UMIN categories have been calculated using the metallurgical recovery algorithm formulas detailed in the FS TRS and the combined Proven and Probable recovery for each reflects the weighted average recovery based on the tonnage and grade. The total combined recovery for the blend (MSSX+UMIN) reflects the outputs of the same recovery formula applied to the FS mine plan.

A summary of the key steps taken to convert Mineral Resources to Mineral Reserves is as follows:

•In situ economic stoping inventory: Stope designs were generated using an automatic stope design optimization tool. Measured and Indicated resource model cells with grades lower than the economic stope cut-off values were assigned to internal dilution. All Inferred and unclassified resource model cells within the stopes was considered internal dilution and the tonnages were accounted for with zero grade.

•In situ mine design: A mine design was completed from the stoping inventory, including the engineering for all mine access development, mine ventilation infrastructure, materials haulage systems, etc. Some isolated stopes above the cut-off values were eliminated from consideration because the development to extract them would cost more than the economic return. Each stope and development section in the design is assigned the dominant Mineral Resource classification to better account for the planned dilution.

•Dilution and recovery factors. Unplanned mining dilution was calculated, which reduces the head grade. The mining recovery of 90% was applied to stopes.

•Tail cutting: Production schedule tail cutting resulted in a net loss from the mined ore inventory.

NSR calculation assumptions are shown in Table 7.

Table 7: NSR Calculation Assumptions

| Parameter | Unit | Value | |
|---|---|---|---|
| Revenue | | | |
| Nickel Price | USD/lb | | 8.50 |
| Copper Price | USD/lb | | 4.24 |
| Cobalt Price | USD/lb | | 18.34 |
| Concentrator Recovery | % | | Formula |
| Transport | USD/t Conc. (wet) | | 209.75 |
| Royalties | % | | 7.30 |
| Costs | | MSSX | UMIN |
| Mining | USD/t | 52.18 | 52.18 |
| Processing | USD/t | 10.38 | 11.69 |
| G&A | USD/t | 8.18 | 8.18 |
| TSF | USD/t | 2.21 | 2.21 |
| Surface Infrastructure | USD/t | 1.60 | 1.60 |
| Total Costs | USD/t | 75.57 | 76.89 |
| Cut-off | | MSSX | UMIN |
| NSR | USD/t | 75.57 | 76.89 |

    The NSR break-even cut-off for the MSSX and UMIN mineralization was calculated as USD 75.57/t feed and USD 76.89/t feed, respectively.

Higher NSR cut-off values were selected for each zone when considering the mine plan. These elevated cut-off values, per mine, are USD 170/t at North Upper, USD 100/t at North Lower and Tembo, and USD 85/t at Main. Applying the higher cut-offs increased ore head grade.

The QP is not aware of any risk factors associated with, or changes to, any aspects of the modifying factors such as mining, metallurgical, infrastructure, logistics, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

Mining Methods

The FS mine plan has been prepared using the 2024MRU cell model. The total planned production for the economic analysis is 52 Mt at 1.98% Ni, 0.27% Cu, and 0.15% Co (100% basis). At this time, mining has not commenced.

The mine plan assumes a four-year construction and ramp-up period, forecast to reach steady-state production of 3.4 Mtpa in Year 4. In the first 15 years, approximately two-thirds of the mill feed will be sourced from North Mine, with Tembo Mine contributing the remaining one-third. In the final years Main Mine will supplement mill feed. Figure 4 illustrates the mine design and Figure 5 shows the annual FS production schedule by source.

Figure 4: Mine Design and Sequence (in Years)

Figure 5: Production Schedule by Source

In the FS mine design, North Zone (50–1,100 m deep) and Tembo Zone (120–650 m deep) are each accessed via separate 5.5 m (W) x 5.8 m (H) declines starting from small boxcuts, while Main Zone (100–400 m deep) is accessed underground from North Mine. Fresh rock beyond the weathering profile is expected to be encountered 180–250 m laterally along the decline from the portals. Longhole stoping with paste backfill is the mining method. Level spacing is typically 25 m floor-to-floor and stoping strike lengths will vary between 20 and 30 m, depending on mineralization depth and thickness. Most stopes are to be extracted via longitudinal retreat stoping, except in thicker mineralized areas in North Mine, where transverse retreat stoping from the hanging wall drives will be implemented. Mined tonnes are transported to the surface via conventional trucking. Main and Tembo mines are each serviced by a single decline, while North Mine’s higher material movement warrants a second decline to establish a dedicated trucking loop. Figure 6 presents a three-dimensional (3D) illustration of a typical mine design for North Mine. Main and Tembo mines are each serviced by a single decline whilst North Mine’s higher material movement warrants a second decline to establish a dedicated trucking loop.

Figure 6: Typical Mine Design – North Mine 3D view

The geotechnical study for the FS has been carried out to provide geotechnical parameters for the mine designs at the Project based on 2023 geotechnical diamond drilling and extensive historical datasets. Ground Support Standard recommendations were derived from empirical rock mass quality assessment, kinematic analysis, and numerical modeling. Four acoustic emission stress measurements were collected, which indicate that Kabanga is in a low stress environment. The major fault model developed by Golder Associates Inc. (Golder) in 2009 was reviewed and verified with 2022–23 drilling. A 3D finite element modeling was conducted for North and Tembo mines to assess global stability based on rock mass quality, material strength, faults, and foliation, using the planned mine geometry and extraction sequence. This modeling indicated no issues with the extraction sequence, placement of levels and capital infrastructure, and the approach can be adapted based on favorable results, providing flexibility in the sequence.

Ground support for declines and ore drives consisting of resin and cable bolts, frictions sets, mesh, and fibercrete has been specified based on depth and weathering.

Schedule productivity rates are summarized in Table 8. Vertical development activities are scheduled at rates between 2 m/d and 3 m/d, depending on the type and size.

Table 8: Lateral Development Productivity Rates

Benchmarking was undertaken to verify the development rates used, specifically the Jumbo development productivity rate. Information was gathered from 16 mines with similar ground conditions, locations, contractor/owner mining arrangements and project phases. It was confirmed that the Project development rate assumptions are appropriate.

A break-even cut-off value was determined for MSSX and UMIN as USD 75.57/t feed and USD 76.89/t feed respectively. To improve project economics in the mine plan, elevated cut-off values were applied, eliminating from the plan payable ore that does not adequately contribute to capital recovery. USD 170/t was applied at North Mine (upper), USD 100/t at North Mine (lower) and Tembo, and USD 85/t at Main Mine.

Generally, the mining sequence will follow a top-down approach, with some localized bottom-up mining as needed to address specific operational requirements. In the deeper sections of North Mine, the planned mining sequence will be a conventional center-out sequence, as shown in Figure 7. Geotechnical modeling has indicated that this approach can be adapted based on favorable results, providing flexibility in the sequence. Tembo Mine sequencing employs similar mining principles, utilizing a center-out approach combined with top-down mining where feasible. Due to the extensive three-kilometer strike length of the Tembo mineralized zone, multiple mining fronts will be established, allowing efficient management across the strike. Higher-value stopes will be accessed and mined early where possible. Notably, Tembo Mine’s operations would commence seven months after those at North Mine.

Figure 7: Schematic of North Mining Sequence

Unplanned (external) dilution has been included in the stoping as an overbreak allowance. This is included as a total amount of overbreak and varies based on the hanging wall dip, and width and height of the stopes. The average external dilution at North is 9.4%, at Tembo is 10.0%, and at Main is 11.5%. The average expected external dilution for the Project is 9.8%.

As a result of the dip and geometry of the mineralized zones, there is some internal dilution within the Stope Optimizer shapes generated in Deswik software (Deswik), which is referred to as ‘planned dilution’. This planned dilution at North Mine is 16.1%, at Tembo Mine is 15.1%, and at Main Mine is 19.1%, and the average project planned dilution is 16.1%. All stopes have a mining recovery of 90%.

Ventilation models were constructed to size and position ventilation infrastructure. Peak primary fresh air requirements for Tembo and North mines are provided by six 5 m diameter return air raises (RAR), each equipped with two bifurcated centrifugal or axial fans and five 5 m diameter fresh air raises (FAR).

Secondary ventilation to development ends will be provided via dual stage 110 kW fans with 1,400 mm ventilation bags. Production level ends will be force-ventilated using dual stage dual speed 75 kW fans ‘in-level’.

From Year 5 at Tembo Mine and Year 7 at North Mine, air entering the mine at the FARs will be cooled on surface in three 5.3 MWc bulk air coolers (BAC), each served by a 6.0 MWr refrigeration plant.

A centrally located surface explosive magazine will be provided to service both North and Tembo mines. As per the Tanzanian Explosive Act 56 of 1963, detonators will be stored on one side of the compound with boosters on the opposite side. The area is provided with a 500 m clearance radius to other infrastructure, fencing and access control. Emulsion storage facilities at North and Tembo mines, each consisting of two 28 t silos, will handle the receipt, storage, and dispensing of emulsion and sensitizer. Each of North and Tembo Mines will have an underground magazine for detonators and explosives to be stored.

A maximum of 8,500 m3/d of groundwater ingress (along with mine service water) is projected to be pumped from underground to high-rate settlers placed on surface, from where excess water will be pumped to the Concentrator. The mine is projected to maintain a marginally positive water balance, while the overall Kabanga Site is expected to remain approximately water neutral over the LoM. Mine service water of 0.4 m3/t is expected to be used.

DRA has prepared designs for the underground infrastructure for pumping, mine services, workshops, electrical, explosives storage, and instrumentation and control. The Project will utilize the Safescape Escapeway System and a total of 34 MineARC refuge chambers.

Workforce requirements have been estimated using the equipment fleet requirements as well as estimates of the required supervision, mining method / activities planned, technical and engineering personnel. A total of 804 persons are required.

Based on laboratory testing of multiple paste recipes, the proposed backfill system comprises two identical plants that will use non-pyrrhotite tailings (55%), –5 mm crushed waste rock (45%), and low-heat cement to produce a stable Paste Aggregate Fill (PAF). One plant is located at the surface in proximity to North Mine (feeding both North and Main mines) while the other is located at the surface in proximity to Tembo Mine. Crushing and screening of the waste rock is undertaken at North Mine’s waste rock stockpile area before hauling to each plant. The plants are fitted with a combined tailings storage capacity of 3,000 m3 and are configured to enable a higher portion of tailings addition where appropriate. Both plants are designed for an instantaneous production rate of 95 m3/h such that backfill requirements at North and Tembo can be satisfied with a system utilization of 64% and 31%, respectively.

An experienced mining contractor will be engaged to operate the mine during the first five years of production, with responsibility for key underground activities including development, drilling, mucking, haulage, pastefill, raiseboring, mine infrastructure, and explosives management. The contractor would also procure, operate, and maintain all underground equipment. The Project has sourced indicative pricing among tier-1 contractors with relevant experience in Africa.

Processing and Recovery Methods

The Kabanga Concentrator has been designed to process 3.4 Mtpa of Run of Mine (RoM) and includes primary and secondary crushing and screening, milling and classification, aeration and conditioning, Ni-Cu-Co rougher flotation and concentrate regrind, Ni-Cu-Co cleaner, re-cleaner and cleaner scavenger flotation, Ni-Cu-Co concentrate dewatering, filtration, bagging and dispatch, and supporting reagent and utility systems as seen in Figure 8. A 3D model view of the concentrator can be seen in Figure 9.

Tailings is separated by rougher flotation into a non-pyrrhotite tailings stream for use in the backfill mix, and a pyrrhotite tailings stream to be disposed of in the TSF after dewatering/thickening. The Concentrator will produce approximately 350 ktpa (dry) of Ni-Cu-Co flotation concentrate, containing 17.7% Ni at steady-state. The concentrate will contain approximately 2.6% Cu, 1.3% Co, 32% S, and an average of 0.6% MgO over the LoM. The design comprises two 1.7 Mtpa milling and flotation modules that share a common 3.4 Mtpa crushing circuit, tailings pumping circuit, concentrate handling circuit, utilities and services. This approach allows for variations and flexibility in feed types, competency, and rates and caters for a wide throughput operating window which provides increased processing flexibility and introduces redundancy. The flowsheet is shown in Figure 8 conventional and well known in industry, uses common reagents, and has historically been proven as a suitable processing route for base metal sulfide ores. A 3D layout of the proposed Concentrator is shown schematically in Figure 9.

Figure 8: Simplified Concentrator Flowsheet

Figure 9: Concentrator 3D Model Layout

The planned TSF is a valley-type downstream constructed lined facility located 7 km to the east of the Concentrator. The TSF footprint will be 120 ha and is designed to hold up to 50 Mt of tailings solids, with embankments constructed as a starter wall and five subsequent raises using borrow materials from the TSF basin and surrounding area. The main embankment has a maximum height of 72 m, while the saddle embankment has a height of 9 m and each phase will be equipped with an emergency spillway.

Due to the acid generating potential of the tailings, subaqueous deposition will be used, both by spigot and a floating barge deposition system, always maintaining a minimum water cover of 0.8 m above the tailings. Water return will be by submersible barge pump to the pumpstation for return to the Concentrator. A liner leakage collection system and a spring water transfer system have been incorporated into the design.

The TSF design was undertaken by WSP Australia Pty Ltd (WSP (AUS)) building on earlier PFS and basic engineering level work completed between 2006 and 2014 and supplemented by additional geophysical and geotechnical investigations in 2023. Relevant parts of Australian National Committee on Large Dams (ANCOLD), Global Industry Standard on Tailings Management (GISTM), Tanzanian Dam Safety Guidelines, and other standards have been met, and the residual risks have been reduced to as low as reasonably practicable. Reviews of the TSF design have been conducted by an Independent Tailings Review Board (ITRB), a Tanzanian Ministry of Water Approved Professional Person (APP), and other subject matter experts.

Project Infrastructure Kabanga Site

Kabanga Site is established, with existing infrastructure including an exploration camp (see Figure 10), office buildings, security access control, and facilities for geological assessment, technical services, and community relations. Additional amenities include a canteen, clinic, workshops, staff housing, and space for sample and drill core storage. The exploration camp will be expanded to 300 beds and will facilitate all personnel during initial construction activities, while the permanent camp is constructed.

The Kabanga Site is equipped with mobile telephone networks and video conferencing facilities for communication. The exploration camp, as seen in Figure 10, is currently serviced by a newly upgraded 33 kV electrical supply from TANESCO.

Water to the exploration camp is currently sourced from a borehole located 900 m to the northwest of the exploration camp.

The Project scope includes the design and development of the necessary temporary construction facilities and permanent infrastructure to support the construction and operation of the Kabanga Mine and Concentrator. This includes site access and internal roads, earthworks, electrical power supply and reticulation, water supply and associated water systems, accommodation and messing facilities, site buildings, waste rock dumps, a tailings storage facility, waste and sewage management, fuel services, laydown areas, security, laboratory, surface mining infrastructure, and other miscellaneous requirements.

Figure 10: Kabanga Site Exploration Camp Aerial Photo (looking southeast)

Key infrastructure that will be required at the Kabanga Site includes:

•Bulk earthworks and terracing with materials from local borrow pits.
•Upgraded access road and internal roads with concrete surfacing on steep haul road sections.
•A comprehensive water drainage system for management of contact and non-contact water.
•Water supply by boreholes and abstraction from the Ruvubu River.
•Modular potable water and sewage treatment facilities and high-density sludge and reverse osmosis water treatment plants.
•A new 88 km 220 kV overhead line, with transformers stepping power down to 33 kV on-site.
•Three x 3.5 MVA back-up diesel generation as redundancy for critical systems.
•Operational and support buildings (offices, workshops, laboratory, training rooms, etc.) and phased accommodation facilities for up to 936 personnel.
•A TSF.
•Lined waste rock dumps (WRDs) with water management.
•A central incinerator and landfill facility for recyclable, hazardous, and domestic waste.
•Two backfilling pastefill plants.
•Surface fans and three refrigeration plants included from Year 5.

Logistics

A detailed construction logistics study has been completed, covering transport of abnormal loads from Dar es Salaam to the Kabanga Site, including route assessments and logistical constraints. The Project will implement a comprehensive logistics system to transport concentrate from the Kabanga Site to the Port of Dar es Salaam, and bulk shipping to international offtaker(s), averaging approximately 350 ktpa (dry) at steady state (see Figure 11). At the Kabanga Site, concentrate will be loaded under a covered area into reuseable Flexible Bulk Containers (FBC), containing approximately 9.3 t per bag, and onto contractor provided flatbed trucks for the 347 km haul to the Isaka Dry Port. From Isaka, the FBCs will be railed 894 km to the Kwala Dry Port in dedicated low-sided flatbed wagons via the SGR, which is currently under construction and expected to be operational at Isaka by 2026. The typical freight train will consist of 40 wagons, with each wagon carrying five FBCs, delivering a train payload of approximately 1,860 t with departures every 48 hours. At Kwala Dry Port, FBCs will be stored in a leased area with sufficient capacity to cater for the approximately monthly shipments. From Kwala Dry Port, the concentrate will travel the final 88 km to the Port of Dar es Salaam via a dedicated "Port Link" rail.

At the Port of Dar es Salaam, Dubai Ports World (DP World) will handle the loading of dedicated 12,000–30,000 deadweight tonnage (DWT) bulk carriers using cranes to bottom discharge from the FBCs into the vessel holds. Refer to Figure 11 for the Concentrator logistics tube map.

Figure 11: Concentrator Logistics Tube Map

Market Studies

The following market information on nickel, copper, and cobalt supply and demand is summarized from information provided by CRU International Ltd (CRU), a leading independent data intelligence company focusing on the mining, metals and fertilizers industry. CRU data and forecasts were prepared in May 2025.

The long-term nickel, copper, and cobalt metal price assumptions used in the FS are based on May 2025 consensus industry pricing forecasts and compared to those used in other published studies and forecasts by independent research organizations.

A nickel-rich sulfide concentrate containing payable levels of copper and cobalt and levels of impurities below penalty limits is planned to be produced at the Kabanga Site. Concentrate will be sold to the export market at the commencement of operations. Potential concentrate customers have been engaged, and indicative, non-binding concentrate payment and delivery terms for 100% of the concentrate during this period have been provided to support the FS. This concentrate will be trucked, railed, and shipped to international customers.

Markets for nickel, copper, and cobalt are well established and demand for these metals is expected to continue to grow in the long term given the global trend of decarbonization and electrification. All three metals are key components in batteries, consumer electronics, energy storage and renewable energy capacity, and the long-term outlook for these sectors remains robust.

In the short to medium term, nickel and cobalt demand is robust, driven by strong growth in global electrification, battery manufacturing for electric vehicles and stainless-steel sectors, especially in Asia. The long-term supply-demand dynamics indicate a favorable market for nickel and cobalt, aligning well with Kabanga’s production timeline. In the long term, there is a forecast supply gap which is expected to put upwards pressure on nickel and cobalt pricing. Copper demand remains strong with the green energy transition providing most of the demand support over the medium and long term.

Nickel

Nickel demand spans several categories of product, including stainless steel, batteries, plating, alloy and steel castings, non-ferrous alloys, and other products. Demand is forecast to be approximately 4.5 Mtpa by 2029, coinciding with Kabanga's anticipated production start. This timing aligns with a projected decline in supply, eventually falling slightly below consumption levels.

Current global supply is predominantly concentrated in Indonesia and China, which together account for approximately 75% of total supply. Total nickel demand is primarily driven by the stainless-steel sector which remains the largest end-use of nickel, and increasingly by the battery sector for electric vehicles (EVs), which is projected to grow at the fastest rate among major demand categories. The majority of nickel consumption occurs in Asia, particularly China, with comparatively lower demand in Europe and the Americas.

Nickel demand is expected to remain strong over the short, medium, and long term due to increasing demand for EVs, Energy Storage Systems (ESS), and other portable power and motive batteries, alongside steady growth in stainless steel consumption. Nickel demand for battery applications is forecast to double over the next five years and nearly triple by 2035. In the short to medium term, there is a forecast nickel market surplus, but a supply gap is expected to form in the early 2030s.

Based on CRU’s assessment, key longer-term drivers to the nickel price include:

•Advancements in Battery Technology: The increased adoption of manganese-rich cathodes and lithium iron phosphate (LFP) batteries, particularly outside China, could reduce demand for nickel from the battery sector, exerting downward pressure on nickel prices.
•Onshoring of Critical Mineral Supply Chains: Environmental and country-of-origin regulations, such as the Foreign Entity of Concern sourcing obligations in the U.S. Inflation Reduction Act, are driving a preference for low carbon emissions and/or secure nickel supply chains, with incentives offered for domestic or trusted sources, aiming to reduce reliance on sources from jurisdictions with less stringent environmental and labor standards.

•Increasing Marginal Costs in Indonesia: The cost of producing nickel in Indonesia may rise due to factors like declining ore grades, higher energy costs, higher acid costs, increased feed ore prices, higher royalty costs, and more expensive tailings storage.
•Expansion of Low-Cost Production Capacity: Continued growth in Indonesian ferronickel, nickel pig iron (NPI), and high-pressure acid leaching (HPAL) capacity has reduced the need for other new nickel projects, subsequently lowering the price required to economically incentivize new nickel output.
•Increased Recycling: Demand for primary nickel may be lower than forecast due to faster-than-anticipated recycling of nickel from batteries, driven by shorter battery lifespans and improved collection and recoveries. Additionally, China may accelerate its use of scrap in stainless steel production.

Cobalt

Cobalt demand is propelled by EVs and renewable energy. Similarly to nickel, the pricing and demand outlook for cobalt has changed as LFP cathode materials for use in battery EVs and energy storage applications have seen a strong momentum shift over the last year. The growth in the EV market is still expected to drive long-term cobalt demand, despite a substantial decline in cobalt intensity within EV batteries due to the increased adoption of cobalt-free LFP and nickel-rich, cobalt-lean nickel-manganese-cobalt (NMC) cathodes.

Supply of cobalt is primarily a by-product of nickel and/or copper production, making its price typically more volatile than either primary metal. Supply is concentrated in the Democratic Republic of the Congo (DRC), raising supply chain security, ethical sourcing environmental, social and governance (ESG) concerns, especially with the European Union’s (EU) Critical Raw Materials Act. Long-term cobalt demand is expected to outstrip supply.

Recent oversupply has been driven by historically high copper prices boosting production in the DRC from copper-cobalt ores and increasing supply from Indonesian nickel-cobalt HPAL production. Despite this putting downward pressure on prices, the longer-term outlook for cobalt remains positive. Demand forecasts are strong, and it is expected to outstrip supply in the medium to long term.

Notably, the DRC imposed a shock export ban in February 2025, aimed to provide sustained price support, boost artisanal and small-scale mining output and incentivize further processing in-country. Speculation and a paucity of spot volumes have so far fueled a short-term price rally across the market, but the timing and manner of the ban’s resolution will determine whether these controls will be deemed a success. Export quotas will be necessary to rebalance the market. The key risk to the short- to medium-term cobalt price is the resolution of the export ban in the DRC.

Based on CRU’s assessment, key longer-term drivers to the cobalt price include:

•Concentration of Production: Cobalt production is limited to a few countries, with the DRC accounting for a significant portion of global output. Even as Indonesian production rises, the DRC will be the main source of global cobalt throughout the 2020s and 2030s. This concentration increases supply risk and reduces supply chain resilience. The realization of this risk has been seen in 2025, as the DRC has banned cobalt exports for a period of four months due to low market prices. However, major producers such as CMOC Group Limited or Glencore are unlikely to curtail cobalt production, assuming the ban will last only four months. This could create storage challenges for those accumulating several months’ worth of hydroxide production on site. Regardless, any curtailments are unlikely to amount to more than 20 kt of contained cobalt, much lower than the expected 2025 cobalt surplus.

•ESG Concerns: ESG issues in cobalt mining may have an impact on the supply chain, especially with the EU's Critical Raw Materials Act coming into effect this year. Regulatory changes in the European Union will require companies to address ESG issues or risk losing access to financing in the EU.

•Rapid Changes in Battery Chemistry: The pace of change in battery chemistry is swift, with higher cobalt prices and supply chain uncertainties driving a shift towards lower or no-cobalt battery types in some markets.

Copper

Copper is a primary driver for EVs, energy storage, and renewable energy sectors, reflecting demand growth across transport and utility industries. Strong demand is expected as industries continue with electrification, decarbonization, and energy transition, particularly in the EV and renewable energy sectors.

On the supply side, copper-producing regions like Chile and Peru face regulatory changes, environmental concerns, aging mines, and declining ore grades, all which challenge output. This is compounded by insufficient new project tonnage coming online to replace exhausted assets and meet additional demand.

Copper demand remains strong with the green energy transition providing most of the demand support over the medium- and long-term. This demand growth will require USD 130 billion of investments to adequately meet demand. Projects have slowed in the development process and ore grades are expected to continue to decline. With over 60 uncommitted projects required to meet long-term copper demand CRU expects approximately 7.9 Mtpa copper supply gap to emerge by 2035.

Based on CRU’s assessment, key longer-term drivers to the copper price include:

•Economic Activity: Copper demand is closely tied to global economic activity, often considered a bellwether for the global economy.
•Geopolitical Factors: Trade wars, sanctions, and political instability in major copper-producing nations significantly impact copper prices.
•Energy Transition: Over and above economic activity, copper will be more intensively used through the green energy transition, leading to an intensity step-change as much more of the global economy electrifies items that once were powered by fossil fuels.

Concentrate Specification, Smelter Capacity and Pricing

The Project has received indicative, non-binding offtake terms for 100% of the concentrate with potential customers providing payment and delivery terms. This concentrate will be trucked, railed, and shipped to international customers. The market for nickel concentrate is well established, and demand for Kabanga’s high-grade product is strong, particularly due to its high grade and low impurities.

CRU undertook a review of potential key nickel sulfide smelters, their capacities, and idle capacity available for third party concentrate purchases. Idled smelters have been excluded. The review demonstrated sufficient capacity and appetite for third-party concentrates. It is likely that the superior specifications of the Kabanga concentrate would result in it being prioritized over lower grade third- party concentrates. This smelter capacity and associated demand assessment is supported by the terms provided by potential customers for over 100% of the concentrate production.

The nickel, copper, and cobalt metal price assumptions used in the FS are based on May 2025 consensus industry pricing forecasts and compared to those used in other published studies and forecasts by independent research organizations. The specific assumptions are shown in Table 9, in real terms.

Table 9: Kabanga Long-term Metal Price Assumptions (in Real Terms)

The Kabanga concentrate product has a high nickel grade, contains payable levels of copper and cobalt, and levels of impurities below penalty limits. Deleterious elements such as arsenic, antimony, lead, and zinc, which can potentially attract penalties in nickel concentrates, have been determined through both historical and current testwork to not reach threshold limits.

Metallurgical algorithms have been developed from testwork to model concentrate grades based on the mine production schedule. The algorithms consider the different feed types, feed grades, and feed blends to determine annualized recoveries and concentrate grades for the payable metals, specifically nickel, copper, and cobalt. The recoveries and concentrate grades of sulfur, iron, and magnesium/magnesia have also been modeled based on recovery algorithms derived from the testwork and the concentrate mass recovery. Minor element grades are based on comprehensive assays of flotation testwork concentrate samples.

The LoM concentrate grade is 17.5% nickel, 2.6% copper, and 1.3% cobalt. Over the same period, the concentrate has a calculated sulfur grade of 32%, iron grade of 39%, and a low magnesium oxide grade of 0.6%. The typical Kabanga concentrate specifications are presented in Table 10.

The FS uses a concentrate metal payability for nickel, copper, and cobalt based on Cost, Insurance and Freight (Incoterms® 2020) (CIF) delivery terms to the destination port as per the indicative terms provided by potential customers.

Environmental, Permitting and Social License

The Project is committed to responsible mining practices that protect environmental resources, promote social welfare and engagement, and ensure transparent and accountable governance.

The Project aligns with key international standards, including International Finance Corporation (IFC) Performance Standards (PS), the Equator Principles, and the GISTM. Regulatory approvals are required for the development of the Project and operation of the facilities. These include the Environmental and Social Impact Assessments (ESIAs) and permits for the Kabanga Site and the Kabanga Resettlement Sites.

International standard ESIAs were completed for the Kabanga Site and the Kabanga Resettlement Sites, securing approval certificates from the National Environment Management Council (NEMC).

The key environmental and social licenses and permits submitted for the Project are discussed below:

Kabanga Site

•Environmental Impact Assessment (EIA) Certificate (EC/EIS/824) – granted June 16, 2021
•Ruvubu River Water Use Permit (95100766) – granted September 19, 2024
•Resettlement of host sites: EIA Certificate (EC/EIA/2023/6288) – granted September 3, 2024

Land Access and Resettlement

In order to develop the Kabanga Mine and Concentrator, the Project requires a footprint of 4,073 ha from which 353 households will be physically displaced, while 967 households will be economically displaced (land used for agriculture only). A Resettlement Action Plan (RAP) has been developed to restart the process of adequately managing the physical and economic resettlement of the Project Affected Persons (PAPs) during the project land acquisition process in a sustainable manner. The RAP addresses the socio-economic impact on the Project Affected Households (PAHs) and is informed by the Kabanga Relocation Host Site ESIA, which focuses on the seven host sites to where PDHs will be relocated. The resettlement process is aligned with both national and international standards. Approximately 96% of cash compensation agreements have been signed since November 2023 and the PAHs have indicated their willingness to be resettled, allowing the Project to commence with building of houses and relocation.

Mine and Facility Closure

The mine closure strategy has been developed to align with Tanzanian legislation and global standards, such as the IFC, International Council on Mining and Metals (ICMM), and GISTM standards, focusing on responsible environmental rehabilitation, financial assurance, stakeholder engagement, and the development of an eco-enterprise legacy, while ensuring regular plan updates, regulatory compliance, and sustainable tailings management for long-term community and environmental protection.

Project Schedule

The Project is envisaged to be constructed over a 32-month duration from Project commencement to first concentrate production. The pre-production Capex budget will be spent over this period. Figure 12 shows the pre-production period up to first concentrate, followed by the operations commencing until LoM completion in Year 18.

Figure 12: Project Execution Schedule

Note: *The Project commencement is contingent on FID and completion of permitting, financing, and execution readiness.

Capital Costs

Pre-production capital scope includes the design, construction and commissioning on an Engineering, Procurement and Construction Management (EPCM) basis of the Kabanga Mine and Concentrator and the associated on-site and off-site infrastructure such as the TSF, accommodation camps, access road upgrades, and electrical grid connection. Funding of the relocation and livelihood restoration plans has also been included in this construction phase. An Association for the Advancement of Cost Engineering (AACE) 47R-11 Class 3 Cost Estimate with an accuracy range of ±15% has been delivered, meeting the requirements of an FS under S-K 1300 guidelines.

The sustaining capital cost estimate (Sustaining Capex) includes capitalized maintenance, fleet replacement, ventilation and cooling, and TSF wall raises.

Growth capital expenditures for the Project include provisions for exploration and geophysical programs to delineate additional resources and support future expansion, as well as provisions for studying future project beneficiation phases.

All closure and rehabilitation related costs are presented as Closure Capex.

The capital cost estimate (exclusive of escalation) presents capital expenditure (Capex) in United States dollars (USD), base dated Q1 2025. Table 11 provides a summary of the Project’s capital cost estimate, including Pre-Production, Sustaining, Growth, and Closure Capex, excluding contingency, categorized by major Project area in accordance with the Work Breakdown Structure.

Table 11: Project Capital Cost Estimate Summary (excluding contingency)

A summary of the Pre-Production Capex is presented in Table 12.

Table 12: Pre-Production Capex Summary

Operating Costs

The AACE 47R-11 Class 3 estimate has been developed, with an accuracy range of ±15%, in line with the expectations requirements of an FS under S-K 1300 guidelines.

The operating cost estimates (Opex) for the Concentrator and infrastructure were developed using a zero-based approach, incorporating comprehensive testwork, engineering inputs, and consultations with industry experts. The estimates incorporate labor, power, water, reagents and consumables, maintenance, materials handling, laboratory and concentrate transport, and are divided into fixed and variable costs. The mining costs were developed by applying the mining physicals and pricing from a well-advanced contract mining tender process.

The operating cost estimate (exclusive of escalation) presents Opex in USD, base dated Q1 2025. Table 13 provides a summary of the Project’s operating cost estimate.

Economic Analysis

The Project economic results and Project cash flows, based on the Mineral Reserves as per the mine plan, are shown in Table 14 and Figure 13. Key assumptions and results of the economic analysis are summarized in Section 19 of the FS TRS.

With Kabanga’s supplied costs with CRU by-product revenue assumptions, its AISC sits within the first quartile of the cost curve. This cost assessment is based on the Kabanga Mine and Concentrator only, selling concentrates to third parties as presented in Figure 14.

Figure 13: Project Cash Flows

Figure 14: Nickel All-in Sustaining Costs for 2025 - USD/t Payable Nickel (2024 Real terms)

To measure the sensitivity of Project economics to changes in key parameters, a sensitivity analysis was carried out using a range of key parameters. These included:

•Metal prices
•Nickel payability
•Nickel recovery
•Discount rate
•Capital costs
•Operating costs

The projected Project financial results for undiscounted and discounted cash flows at a range of discount rates, IRR, and payback are shown in Table 15.

Table 15: Project Net Present Value and Discount Rate

The results of the sensitivity analysis for the Project NPV and IRR to a range of metal prices, payability, recovery, discount rates, capital and operating costs are shown in the spider charts presented in Figure 15 and Figure 16.

Figure 15: Sensitivity Analysis of Post-Tax NPV

Figure 16: Sensitivity Analysis of Post-Tax IRR

Metal Price Sensitivity

The results of the metal sensitivity analysis for nickel, copper and cobalt are shown in Table 16 to Table 18 respectively.

Table 18: Cobalt Metal Price Sensitivity

Interpretation and Conclusions

Geology and Mineral Resources

The Mineral Resource estimate in the FS TRS is based on resource modeling completed and published in December 2024. The QP has prepared the modeling and reviewed supplied data and considers the Mineral Resource estimate to be acceptable.

Mineral Resource estimates in the FS TRS are reported in accordance with U.S. Regulation S-K subpart 1300 rules for Property Disclosures for Mining Registrants (S-K 1300) and have been restated exclusive of Mineral Reserve.

The Mineral Resource estimates were shown to meet reasonable prospects for economic extraction through an IA analysis prepared by DRA in June 2025.

Mineral Reserves

The Mineral Reserve estimation for the Project is reported using the definition in Subpart 229.1300 - Disclosure by Registrants Engaged in Mining Operations in Regulations S-K 1300 and conforms to industry-accepted practices. The QP is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors not discussed in the FS TRS that could materially affect the Mineral Reserve estimate.

Economic Analysis

Based on the assumptions and parameters presented in the FS TRS, the Project has a mine plan that is technically feasible and economically viable. The positive financials of the Project (USD 1,579 million after-tax NPV8% and 23.3% after-tax IRR) support the Mineral Reserve.

Risks

•Tanzania is a constitutional multi-party democracy with political dominance by the governing CCM (Chama Cha Mapinduzi) party. National elections are upcoming in October 2025 and the regulatory environment is expected to remain stable1. Tanzania has low unemployment and a fast-growing economy supported by ongoing infrastructure development
•Recent negotiated settlements and policy clarifications have improved investor sentiment; however, risks around regulatory predictability and resource nationalism remain.
•A Framework Agreement signed between the GoT and Kabanga Nickel Limited (KNL) in 2021, followed by an SML for the development and operation of the Project, will require amendment to include concentrate export.
•The initial phase for the Project requires an export permit for concentrate. Tanzania prioritizes in-country beneficiation, and the Project will continue to develop a plan for a downstream beneficiation facility.
•An equitable EBSP is outlined in the Framework Agreement and describes the requirement for a JFM to guide the management and operations and how and when the GoT will derive income from taxes, royalties, duties, levies, and dividends from its 16% interest in the Project. The JFM currently exists in draft between KNL and the GoT, and LZM will continue to engage with the GoT to ensure that this is finalized and signed by the parties, giving investors certainty on the quantum of taxes, royalties, duties, etc. Finalization of the JFM is a condition precedent for the Kabanga Nickel Project's FID and therefore any delays could impact on the overall Project execution timeline.
•The Project should expedite the finalization of the Implementation Agreement with TANESCO relating to the development of the 88 km, 220 kV overhead line (OHL) to the Kabanga Site. This would include progressing with permitting and planning to ensure timeous completion. In addition, since the Project has committed to the implementation of IFC Performance Standards and Equator Principles, the existing TANESCO ESIA and future RAP required for construction need to be reviewed and uplifted.
•Underground development and production ramp-up rates may not be achieved as planned, which could impact early revenue generation and overall project schedule. While planned rates have been benchmarked against other underground operations in Africa, actual performance may vary due to factors such as contractor productivity, ground conditions, equipment availability, workforce readiness, and logistical constraints. These uncertainties may result in slower-than-anticipated development or stope access delays during early years of production.
•For the Project to proceed, the resettlement of PAPs will need to be completed to provide access to the Project construction areas. A RAP aligned with both national and international standards has been developed to address the socio-economic impact on the PAHs. Approximately 96% of cash compensation has been completed. to be followed by the building of houses and relocation of PAHs. Any delays in resettlement could impact land access for the Project development.
•Based on the dam breach analysis, the TSF has been classified as an 'Extreme' consequence dam under GISTM and rated ‘Very High “A”’ under Tanzanian guidelines, due to potential environmental and safety impacts. The TSF will be designed and operated in line with GISTM guidelines including independent third-party oversight.
•The availability of skilled labor presents a moderate risk to early project execution and operations. Limited education levels in local communities will necessitate training investment to build local capacity, while shortages in specialist skills may require increased reliance on expatriate personnel, subject to Labour Commissioner work permit approvals.
1The October 2025 general election resulted in CCM securing an overwhelming victory, though the credibility of the election has been widely contested by opposition groups. Political risk is assessed as elevated compared to pre-election levels though the regulatory environment is expected to remain stable. Tanzania has low unemployment and a fast-growing economy supported by ongoing infrastructure development.
ITEM 4A: UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis should be read in conjunction with the financial statements and notes thereto included herein. The financial statements have been prepared in accordance with IFRS.
Year to date highlights 2026:
March
•Signed a 14-month exclusivity agreement with the Government of Burundi to evaluate the development potential of the Musongati Nickel Project, a large nickel laterite deposit in the East African Nickel Belt located near the Kabanga Nickel Project.

Full-year highlights 2025:
April

•New staging plan announced for the Kabanga Nickel Project, comprising the development of a 3.4 million tonnes per year underground mine and concentrator at Kabanga.

May

•Completion of the updated RAP to fully align with international standards.

June

•Published the 2024 Sustainability Report.
•Filed the Initial Assessment Technical Report Summary for the Kabanga Nickel Project.
•Completion of the Kabanga ESIA and Resettlement Sites ESIA to international standards.

July

•Filed the Feasibility Study for the Kabanga Nickel Project.
•Acquisition of BHP’s 17% shareholding in KNL, resulting in LZM owning 100% in KNL.
•Public posting of the Environmental and Social Impact Assessments for the Kabanga Nickel Project by the United States International Development Finance Corporation for public consultation.

August

•Lifezone Metals closed a $60 million senior secured bridge loan facility from Taurus Mining Finance to advance the Kabanga Nickel Project. On August 29, 2025, Lifezone received the first tranche of $20 million under the senior secured bridge loan facility.

November

•Closed a $15 million underwritten registered direct offering (4,411,764 shares and warrants at $3.40 per share, $4.00 exercise price, four-year term). Net proceeds of approximately $14 million, to be used for Kabanga Nickel Project exploration, project staffing, and general corporate purposes.

Full-year highlights 2024:
January

•Discovery of additional high-grade nickel mineralization at Safari Link Area at the Kabanga Nickel Project in Tanzania.
•Signing of the Recycling Subscription Agreement and completion of funding for Phase 1 of the partnership with Glencore for the PGM recycling project utilizing Hydromet Technology.

February

•Two-phased development or staging plan was announced for the Kabanga Nickel Project.
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
August
•Initiated the process for risk insurance with the United States International Development Finance Corporation for the Kabanga Nickel Project.
September
•Initiation of project financing process for the Kabanga Nickel Project with the United States International Development Finance Corporation providing a letter of interest for loan application. Societe Generale selected as Lead Financial Advisor.
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

ITEM 5 A: OPERATING RESULTS
Business Overview and Segments
Lifezone is organized into business units based on the main types of activities and has three reportable operating segments, as follows:
•Metals Extraction;
•Intellectual Property (“IP”); and
•Corporate
Please refer to Note 4 of our consolidated financial statements for the year ended December 31, 2025, for the operating results by segments.

Significant components of results of operations
We expect continued substantial operating expenses in connection with our ongoing activities, particularly as we continue to advance the development of our Kabanga Nickel Project and the PGM recycling partnership with Glencore. Given our development stage and operating structure, most of our expenses to date are tied to headcount, exploration and evaluation activity and laboratory costs as we seek to expand our patent portfolio, continue to invest in research and development activities, seek to expand the market penetration of our Hydromet Technology and continue to invest and develop the Kabanga Nickel Project. We expect to continue to incur significant expenses in the foreseeable future, and we expect substantial cash outflows in connection with our ongoing activities, particularly for completing the development phase of the Kabanga Nickel Project and the PGM recycling project. In addition, we expect to incur costs associated with operating as a United States public company.
Results of Operations

	For the years ended,
	December 31
	2025	2024	2023
	$	$	$
Revenue	1,057,043	140,522	1,477,826
Cost of sales	(533,595)	(86,872)	(753,914)
Gross profit	523,448	53,650	723,912
Goodwill impairment	-	(9,020,813)	-
Gain (loss) on foreign exchange	182,161	(225,306)	179,640
General and administrative expenses	(19,121,095)	(39,082,152)	(366,078,202)
Operating loss	(18,415,486)	(48,274,621)	(365,174,650)
Interest income	536,157	2,342,071	567,190
Fair value gains on embedded derivatives	15,615,000	5,771,000	-
Fair value loss on warrants	(1,040,000)	-	-
Gain (loss) on remeasurement of deferred consideration	(668,116)	-	156,047
Interest expense	(10,397,885)	(6,434,657)	(211,979)
Loss before tax	(14,370,330)	(46,596,207)	(364,663,392)
Income tax	263,493	(540,126)	-
Loss for the year	(14,106,837)	(47,136,333)	(364,663,392)
Other comprehensive gain (loss):
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent years (net of tax):
Exchange gain (loss) on translation of foreign operations	177,584	(92,991)	(37,931)
Total other comprehensive gain (loss) income for the year	177,584	(92,991)	(37,931)
Total comprehensive loss for the year	(13,929,253)	(47,229,324)	(364,701,323)

Net loss for the year:
Attributable to ordinary shareholders of Lifezone	(13,627,876)	(46,305,239)	(363,874,560)
Attributable to non-controlling interests	(478,961)	(831,094)	(788,832)
	(14,106,837)	(47,136,333)	(364,663,392)
Total comprehensive loss for the year:
Attributable to ordinary shareholders of Lifezone	(13,450,292)	(46,398,230)	(363,912,491)
Attributable to non-controlling interests	(478,961)	(831,094)	(788,832)
	(13,929,253)	(47,229,324)	(364,701,323)
Net loss per ordinary share:
Basic and diluted net loss per ordinary share	(0.17)	(0.59)	(5.34)
The following section provides a comparison of Lifezone’s results of operations for the years ended December 31, 2025, and 2024. For a comparison of Lifezone’s results of operations for the years ended December 31, 2024, and 2023, please refer to Lifezone's Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 9, 2025 ("2024 Annual Report").
Revenue
Revenue was attributable to technical consulting services provided to the Kellplant joint venture and technical and laboratory services provided by Simulus.

Revenue recognized by Lifezone is shown below.

	For the years ended,
	December 31, 2025	December 31, 2024	December 31, 2023
	$	$	$
Kellplant Proprietary Ltd	—	—	129,680
Kelltechnology SA Proprietary Ltd	—	—	684,407
Consulting and management fee from joint ventures	—	—	814,087
Technical and laboratory services revenue	1,057,043	140,522	663,739
Total	1,057,043	140,522	1,477,826
Revenue for the year ended December 31, 2025, was $1,057,043, compared to $140,522 for the year ended December 31, 2024, an increase of $916,521. Technical and laboratory services revenue was external revenue attributable to services provided by Simulus during the year ended December 31, 2025, and 2024. The increase in revenue was primarily related to Simulus engaging more actively with third-party customers to replace internally generated revenue from the Kabanga Nickel Project and the PGM recycling project. We have not generated any revenue from our Metals Extraction business and do not anticipate doing so in the near term because the Kabanga Nickel Project is in the exploration and evaluation stage.
Cost of sales
Cost of sales for the year ended December 31, 2025, was $533,595, compared to $86,872 for the year ended December 31, 2024, an increase of $446,723. The increase was attributable to the increase in raw material and labour costs to meet the increased revenue from technical and laboratory services during 2025.
Interest income
Lifezone generates interest income through its corporate treasury operations by investing group cash in the Secured Overnight Financing Rate (“SOFR”) or term deposit facilities provided by its two primary international banking partners. Interest income decreased from $2,342,071 in 2024 to $536,157 in 2025 primarily due to lower average cash balances in 2025 and lower bank interest rates.
Fair value gains on embedded derivatives
Fair value gains on embedded derivatives of $15,615,000 represents the decrease in the fair value of the embedded derivative component of the convertible debentures from $20,768,000 as at December 31, 2024, to $5,153,000 as at December 31, 2025. The decrease in fair value of $15,615,000 was primarily attributable to the unwinding of discount due to the passage of time and a decrease in the share price of Lifezone Metals from $6.95 as at December 31, 2024, to $4.27 as at December 31, 2025.
Fair value loss on warrants
Fair value loss on warrants of $1,040,000 represents the increase in the fair value of the warrants issued as part of the 2025 Offering. The fair value of the warrants increased from $9,910,000 as at issuance to $10,950,000 as at December 31, 2025. The increase in fair value of $1,040,000 was primarily attributable to the increase in the share price of Lifezone Metals from $3.91 as at the issuance date of the warrants to $4.27 as at December 31, 2025.
Gain (loss) on remeasurement of deferred consideration
For the year ended December 31, 2025, loss on remeasurement of deferred consideration was $668,116. This loss arises as a result of an increase in the fair value of the deferred consideration payable to BHP primarily due to the unwinding of the discount due to the passage of time, partially offset by a decrease in the share price of Lifezone Metals from $4.47 as at the transaction date of July 18, 2025 to $4.27 as at December 31, 2025.

Interest expense
Interest expense increased from $6,434,657 in 2024 to $10,397,885 in 2025. The increase was primarily attributable to interest expense of $10,301,143 related to the debt component of the convertible debentures issued in March 2024, which incurred interest for the full year in 2025 compared to approximately nine months in 2024. The remaining interest expense relates primarily to interest on finance leases.
Exchange gain (loss) on translation of foreign operations
Exchange differences on translation of foreign operations for the year ended December 31, 2025, were a gain of $177,584, compared to a loss of $92,991 for the year ended December 31, 2024. The gain in exchange differences on translation of foreign operations in 2025 was primarily due to Australian and UK subsidiaries as GBP and Australian dollar appreciated against the US dollar during 2025.
General and administrative expenses

	For the years ended,
	December 31, 2025	December 31, 2024	December 31, 2023
	$	$	$
Wages & employee benefits	4,105,566	2,670,496	2,620,350
Consultancy fees	2,189,483	2,309,474	2,980,497
Professional fees	1,178,863	2,214,068	3,197,712
Legal expenses	1,207,985	1,209,758	5,121,915
Directors’ fees	721,540	721,697	591,631
Depreciation of property and equipment	1,027,102	1,042,606	524,959
Depreciation of right-of-use assets	321,414	347,816	353,851
Gain on disposal of property and equipment	-	(134)	-
Amortization of intangible assets	141,769	181,991	163,147
Impairment of VAT receivables	574,270	1,749,527	4,617,911
Provision for withholding tax payable	4,173	3,434,062	-
Provision for bad debt	-	478,558	-
Impairment of deposit	400,000	-	-
Share-based expense - Lifezone Holdings shareholder earnout	-	-	248,464,035
Share-based expense - Sponsor earnout	-	-	17,094,750
SPAC Transaction expenses	-	-	76,857,484
Share-based expense - RSU & share options	2,121,036	17,818,907	-
Travel	310,817	552,276	574,776
Audit & accountancy fees	1,420,535	915,101	1,451,510
Taxes & licenses	13,396	30,297	-
Insurance	908,226	1,555,306	970,517
Other administrative expenses	2,474,920	1,850,346	493,157
Total	19,121,095	39,082,152	366,078,202
2025 compared to 2024
Total general and administrative expenses for the year ended December 31, 2025, were $19,121,095 compared to $39,082,152 for the year ended December 31, 2024, representing a decrease of $19,961,057.
Wages and employee benefits increased to $4,105,566 in 2025 from $2,670,496 in 2024. Wages and employee benefits included one-off redundancy costs of $825,561 during the year ended December 31, 2025, in relation to restructuring Lifezone's operations largely related to the Metals Extraction segment. In addition, wages and employee benefits increased by approximately $925,000 in the Simulus business during the year ended December 31, 2025, primarily due to reduced activity in the Kabanga Nickel Project, resulting in a lower portion of these costs being capitalized at the Kabanga Nickel Project.
The VAT receivables in Tanzania have been fully provided for, following the rejection by the TRA of our VAT refund application related to goods and services procured for the Kabanga Nickel Project. For the year ended December 31, 2025, a provision of $574,270 was recorded to the consolidated statement of comprehensive loss, compared to $1,749,527 for the same period in 2024. Total provision as at December 31, 2025, was $6,941,708 (2024: $6,367,438). TNCL has formally contested the TRA’s decision, asserting that the rejection is unfounded, as the purchases were directly linked to its economic activities in Tanzania, aimed at developing the Kabanga Nickel Project with the ultimate goal of producing and exporting metals. Lifezone remains actively engaged with the Government of Tanzania and continues to monitor the situation closely, seeking a favorable resolution in line with applicable local laws and regulations.
During the year, Lifezone impaired the non-refundable deposit of $400,000 paid on September 12, 2022, in relation to a non-binding term sheet between LZL and Harmony Minerals Limited and Dutwa Minerals Limited for the acquisition of all the tangible assets and all registered and unregistered IP relating to the Dutwa Nickel Project. The acquisition has not progressed as anticipated and given Lifezone's focus on the Kabanga Nickel Project, management has reassessed the likelihood of the Dutwa transaction happening in the immediate future and its relative strategic significance and considers it unlikely that the acquisition will progress in the foreseeable future. This impairment was reflected in 'Impairment of deposit' in general and administrative expenses.

Insurance costs decreased by $647,080 as a result of the renewal of our D&O insurance policy in July 2025 with improved commercial terms, including a reduction in premiums of around 40% and a 50% decrease in retention cover cost.
Professional fees expenses decreased by $1,035,205. This reduction was primarily due to the completion of major projects and transactions in the prior year, in addition to strategic initiatives to conserve cash and reduce reliance on external advisors.
Travel expenses decreased reflecting tighter cost controls and reduced business activity.
Audit and accountancy fees increased to $1,420,535 from $915,101 primarily due to increased audit expenses related to audit-related services provided in relation to the issuance of equity in the 2025 Offering by Lifezone and cost overruns related to the completion of the 2024 year-end audit.
Share-based payment of $2,121,036 was recorded during the year ended December 31, 2025, compared to $17,818,907 for the year ended December 31, 2024. This decrease reflects both a lower number of share awards granted in 2025 and a change in the mix of awards, with RSUs issued in 2024 and stock options issued in 2025, which generally have a lower fair value than RSUs. Please refer to Note 25 of the consolidated financial statements for further details.
There was no provision for bad debt during the year ended December 31, 2025. During the year ended December 31, 2024, Lifezone provided $478,558 against a receivable from Kelltechnology SA Proprietary Ltd as management assessed that the counterparty was not in a position to settle the outstanding balance.
Exploration and evaluation assets and mining data
Management considers exploration and evaluation costs linked to the Kabanga Nickel Project meeting the criteria of exploration and evaluation assets under IFRS 6 - Exploration for and Evaluation of Mineral Resources. The ongoing work is focused on the SML which is owned by TNCL, a company incorporated in Tanzania of which the Government of Tanzania is a 16% shareholder.

Changes to our exploration and evaluation assets are as follows:

$
Carrying amount as at December 31, 2023	69,810,603
Movements during the year	47,766,920
Carrying amount as at December 31, 2024	117,577,523
Movements during the year	23,409,073
Carrying amount as at December 31, 2025	140,986,596
Exploration costs arising following the issuance of a prospecting and mining license are capitalized on a project-by-project basis as exploration and evaluation assets. Management considers the following exploration and evaluation costs (but not exhaustive) meeting the criteria under IFRS 6 - Exploration for and Evaluation of Mineral Resources for capitalization:
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
•costs incurred as part of exploration activities include appropriate technical and administrative overheads, that might be provided by offshore and holding entities; and
•all or substantially all costs incurred by a legal entity when the legal entity holds a single exploration and evaluation asset and has no other operating activities.
On June 2, 2025, Lifezone published an Initial Assessment and announced a new staging plan to enhance capital efficiency and optimize economics of the Kabanga Nickel Project.
As one of the world’s largest undeveloped high-grade nickel sulfide deposits, we believe the Kabanga Nickel Project is uniquely positioned to support the global energy transition. With its integrated mine-to-refinery model and our partnership with the Government of Tanzania, we believe Kabanga offers a scalable, long-life supply of nickel, copper and cobalt.

The Feasibility Study for the Kabanga Nickel Project was released on July 18, 2025, and represents a major milestone in the advancement of the Kabanga Nickel Project. The Feasibility Study builds on the foundation established by the Initial Assessment and focuses only on the initial development phase of Kabanga, which includes a 3.4 million tonnes per annum mechanized underground mine, concentrator, tailings storage facility and supporting infrastructure.

The Feasibility Study is based solely on Measured and Indicated Mineral Resources converted to Proven and Probable Mineral Reserves respectively and does not include Inferred Mineral Resources in the mine plan or economic analysis. Following Lifezone's acquisition of BHP's 17% interest in KNL on July 18, 2025, the Kabanga Nickel Project is owned 84% by Lifezone and 16% by the Government of Tanzania. Unless otherwise noted below, the project economics presented below are shown on a 100% ownership basis.
•18-year life of mine mining operation with total ore production of 52.2 million tonnes (the amount attributable to Lifezone's ownership interest is: 43.9 million tonnes) grading 1.98% nickel, 0.27% copper and 0.15% cobalt.
•3.4 million tonnes per annum concentrator, producing a high-grade nickel, copper, and cobalt concentrate grading 17.5% nickel, as an intermediate product for downstream processing, and containing a total of 902,000 tonnes of nickel, 134,000 tonnes of copper and 69,000 tonnes of cobalt over the life of mine.
•Low all-in sustaining costs averaging $3.36 per pound of nickel contained in concentrate, net of copper and cobalt by-product credits. Based on analysis provided by CRU International Ltd. (CRU Group), Kabanga will fall within the first quartile of the global nickel cost curve.
•Pre-production capital costs of $942 million, including 9.7% contingency. Total life of mine capital of $2.49 billion includes pre-production capital costs, contingency, capitalized operational expenditures, growth capital, sustaining and closure costs. Life of mine revenue from sales totals $14.1 billion, net of realization costs, with after-tax free cash flow of $4.6 billion.
•After-tax net present value of $1.58 billion using an 8.0% discount rate and after-tax internal rate of return of 23.3%, based on long-term consensus metal prices of $8.49 per pound nickel, $4.30 per pound copper, and $18.31 per pound cobalt.
•The Government of Tanzania is expected to receive an equitable share of the total economic benefits from the Kabanga Nickel Project through the Economic Benefit Sharing Principle. This includes dividends from its 16% free-carried interest, an estimated $1.20 billion in royalties, fees, levies and duties, and $2.40 billion in corporate income taxes based on the Feasibility Study economic model.
The Feasibility Study is included as Exhibit 15.11 to this Annual Report and can also be found at www.lifezonemetals.com

Lifezone’s Board of Directors has approved the Kabanga Nickel Project Feasibility Study and directed management to commence with the execution readiness phase, including the project financing process leading to a FID and to begin early works and infrastructure development. During this execution readiness phase, Lifezone will advance pending permitting, remaining approvals and commercial tenders, while finalizing technical work to support critical path construction activities. A multi-sourced project finance strategy is being pursued, and discussions are ongoing with strategic investors, off-takers of concentrate and lenders. We believe Kabanga’s strong economics and alignment with global critical minerals priorities position it well for sustainable financing.

Land acquisition and the RAP spending amounted to $2.57 million during the year ended December 31, 2025 (2024: $12 million). The amount includes $1.45 million (2024: $8.30 million) of cash compensation payments, $0.06 million (2024: $0.70 million) of interest payments paid to Project Affected Persons ("PAP"s), and $1.06 million (2024: $3.00 million) of resettlement related consulting and overhead costs. The RAP relates not only to the resettlement of affected communities but also includes the restoration and improvement of their livelihoods and living conditions. The RAP outlines the steps and measures that will be taken to ensure that the affected communities are adequately compensated, and that their needs are addressed during the resettlement process.
As of December 31, 2025, there were a total of 35 open cases relating to compensation payments for PAPs associated with the Kabanga Nickel Project. The aggregate amount involved in these open cases is relatively small at only $0.15 million. Of these, 6 cases ($0.10 million) are classified as grievances or compensation items where the compensation amount has been determined but remains subject to dispute or further engagement with the affected parties. The remaining

29 cases, totaling $0.05 million, are categorized as “unknown,” which includes small land parcels where the landowner of farmland is unidentified and a single grave site. For all open cases, the company has deposited the total compensation amounts into an escrow account, in accordance with regulatory requirements and best practices, pending final resolution with the respective PAPs. The company continues to actively engage with all stakeholders to ensure the timely and equitable settlement of outstanding compensation obligations.
Exploration and evaluation assets include net borrowing costs on the senior secured bridge loan facility capitalized during the year ended December 31, 2025, of $1.02million (2024: $nil). These costs relate to the senior secured bridge loan facility that has been entered into for the development of the Kabanga Nickel Project.

See Note 15 of our consolidated financial statements for the year ended December 31, 2025, for further information.

ITEM 5 B: LIQUIDITY AND CAPITAL RESOURCES
Liquidity refers to Lifezone’s ability to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations, any debt service, and other commitments.
We have incurred recurring net losses and experienced negative cash flows from operating and investing activities. We expect to continue operating at a loss for the foreseeable future. As at December 31, 2025, and December 31, 2024, we had cash and cash equivalents of $20,144,250 and $29,283,942, respectively.
Currently, we generate revenue through our laboratory and engineering services provided by our Simulus business, which form part of our IP segment. However, we have not generated any revenue from our Metals Extraction activities and do not anticipate doing so in the near term. Revenue and cash flows from our IP business are not expected to be sufficient to fund the development of our two primary projects.
To date, we have primarily financed our operations through the issuance of equity, warrants and convertible debentures and borrowings under secured debt facilities. We have no history of monetizing metal streams or royalties, and all of our mining and prospecting licenses are currently unencumbered by commercial streaming or royalty agreements. As of December 31, 2025, we do not have any material non-cancellable capital expenditure commitments that are subject to significant penalties on early termination.
In the absence of sufficient funding, Lifezone may not be able to fully develop its projects. This may have a consequential impact on the carrying value of the related exploration and evaluation assets and the investment in Lifezone's subsidiaries as well as the going concern status of Lifezone. Given the nature of Lifezone’s current activities, it will remain dependent on equity, mezzanine, debt and other funding or monetizing of future off-take from the Kabanga Nickel Project until such time as Lifezone becomes self-sufficient from the commercial production of its mineral resources and royalties received from intellectual property rights linked to its Hydromet Technology. If Lifezone anticipates heightened financing risks that could threaten its ability to continue operations, the company may expedite cost-cutting measures and focus on securing smaller, more targeted capital raises.

On August 8, 2025, Lifezone’s wholly owned subsidiary, Kabanga Nickel Limited, entered into a $60,000,000 senior secured bridge loan facility agreement with Taurus Mining Finance, acting as mandated lead arranger and agent. The facility supports the advancement of the Kabanga Nickel Project by funding critical early-stage work and infrastructure as the company moves towards securing long-term project financing. The facility has a scheduled maturity date of July 31, 2027, with an option available to Kabanga Nickel Limited to extend the term by an additional six months. The loan bears interest at a rate of 9.25% per annum on drawn amounts and is subject to an arrangement fee of 2.25% and a commitment fee of 2.50%. As part of entering into this facility Lifezone Metals issued 2.5 million warrants exercisable for its ordinary shares to the lenders. The warrants have an exercise price of $5.42 per share, equivalent to 125% of the 30-day VWAP as of the signing date of the facility and will expire five years from the date of issuance. Availability of borrowings under the facility is subject to the satisfaction of customary conditions precedent. We believe this financing represents a major milestone in the advancement of the Kabanga Nickel Project and strengthens Lifezone's position as it moves towards securing project financing.

As the proceeds of the senior secured bridge loan facility agreement are specifically designated for the development of the Kabanga Nickel Project within our Metals Extraction segment, we expect that our cash and cash equivalents as at December 31, 2025, will not be sufficient to fund our operating and other expenses in the IP and Corporate segments over the next 12 months. In addition, we expect the Board of Directors to make the Financial Investment Decision for the Kabanga Nickel Project in 2026, which will materially increase our investment cash flows in the near term and will require raising equity, mezzanine, debt or other capital through a multi-sourced project financing solution.

As the senior secured bridge loan facility is ringfenced for the Kabanga Nickel Project, corporate overheads, the investment in the PGM Recycling Partnership with Glencore, other expenses linked to our IP segment and costs linked to business development activities, will require near-term and alternative funding solutions from the Kabanga Nickel Project. Such solutions, which are required within the next 6 months, might include further equity offerings at the Lifezone Metals level. To maintain liquidity, management could also consider reducing operating costs, pausing capital expenditures, restructuring interest-paying debt, or maximising external revenues from the Simulus hydromet laboratory based in Perth.

These conditions give rise to substantial doubt about our ability to continue as a going concern, as there can be no assurance that Lifezone will be able to raise required financing through a combination of equity offerings, debt financings, collaborations, strategic alliances, off-take agreements and/or licensing arrangements in the future. Notwithstanding this substantial doubt, the directors of Lifezone consider it appropriate to prepare the financial statements on a going concern basis as they believe that Lifezone will be able to raise further funding as set out above. The financial statements do not include the adjustments to the amounts and classification of assets and liabilities that may be necessary if Lifezone was unable to continue as a going concern.

To enhance the liquidity position and increase the cash reserve for existing operations and future investments, Lifezone continues to explore off-take arrangements for the metals that it expects to produce in the future from the Kabanga Nickel Project, and it may in the future seek equity, mezzanine, debt or other financing. Any future issuances of equity or convertible securities could result in further dilution to our existing shareholders, and any new securities we issue could have rights, preferences and privileges superior to those of our existing shareholders. Any debt financing that we may secure in the future could involve affirmative and restrictive covenants related to financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We may not be able to obtain additional financing on terms favorable to us, if at all.

Please refer to cash flow from financing activities below for further information on past funding activities.

Project development and funding
To support the Kabanga project development, Lifezone is pursuing a diversified funding strategy comprising a mix of equity, strategic partnerships, and project-level debt. Ongoing discussions are being held with development finance institutions, commercial lenders, and potential strategic investors. We believe the project’s attractive economics, low operating costs and alignment with global critical minerals priorities position Kabanga as a compelling candidate for sustainable financing.
Lifezone has engaged Standard Chartered Bank as a financial adviser to support the development of the Kabanga Nickel Project. As noted in the liquidity section above, a senior secured bridge loan facility of $60 million was agreed on August 8, 2025, to provide sufficient capital to undertake early works and infrastructure developments and to progress through to FID, including proceeding to financial close of the multi-source project finance package.
Lifezone is also in active discussions with several counterparties regarding long-term strategic partnerships. Société Générale is advising Lifezone on the project financing process. This includes potential support from the U.S. Development Finance Corporation (or US DFC) through loans and risk insurance. We believe the project financing process is progressing well and that meaningful interest has been received from potential lenders, including export credit agencies.
These initiatives aim to deliver a capital structure aligned with Lifezone’s growth ambitions and development timeline. While BHP’s exit marks a transition, we believe it also presents a unique opportunity to reshape the ownership and financing strategy for long-term value creation.

Certain statements above, including with respect to our expectations regarding the Kabanga project development financing, are forward-looking statements that are subject to considerable risks and uncertainties. See the information included under the headings "Risk Factors" and “Cautionary Note Regarding Forward Looking Information.”

We expect that the total capital requirements for the proposed PGM recycling facility in the United States will become clearer following the completion of the feasibility study. A FID for the PGM recycling plant will be contingent upon a positive feasibility outcome, as well as the completion of front-end engineering design, receipt of required permits, and implementation of an appropriate financing strategy.
If we incur indebtedness to fund the development of these projects, we would face increased fixed financial obligations. Additionally, as discussed above, debt financing could involve restrictive financial and operating covenants, which may limit our operational flexibility and strategic options.
Cash flow results

	For the years ended,
	December 31, 2025	December 31, 2024	December 31, 2023
	$	$	$
Cash flow from:
Operating activities	(15,592,766)	(15,891,808)	(26,979,795)
Investing activities	(21,283,241)	(52,659,817)	(59,947,767)
Financing activities	27,639,852	48,419,916	115,743,605
Net increase (decrease) in cash and cash equivalents	(9,236,155)	(20,131,709)	28,816,043
The following section provides a comparison of Lifezone’s cash flows for the year ended December 31, 2025, and 2024. For a comparison of Lifezone’s cash flows for the year ended December 31, 2024, and 2023, please refer to the 2024 Annual Report.
a)Cash flow from operating activities
Net cash used in operating activities of Lifezone was $15.59 million for the year ended December 31, 2025, primarily consisting of general and administrative expenses of the corporate function, including wages, salaries and consulting fees paid to staff and legal and professional fees. Cash outflows from operating activities during the year included $1.5 million of expenses incurred on the PGM recycling project. Cash outflows from operating activities are slightly lower during the year compared to $15.89 million for the year ended December 31, 2024, primarily as a result of rightsizing of operations in early 2025, which included cost and workforce reductions to improve and maintain financial discipline, including reduced legal and professional fees and reduced expenditure on the recycling project as it approaches completion of its pilot study offset by redundancy payments and increased costs related to issuance of equity in the 2025 Offering and increased working capital spend.
Net cash used in operating activities of Lifezone for the year ended December 31, 2024, primarily consisting of general and administrative expenses of the corporate function including wages, salaries and consulting fees paid to staff and legal and professional fees. Cash outflows from operating activities during the year included $2.89 million of expenses incurred on the PGM recycling project.
b)Cash flow from investing activities
During the year ended December 31, 2025, Lifezone reported net cash outflows of $21.28 million from investing activities. This included $21.83 million related to investment in the Kabanga Nickel Project. These cash outlows were partially offset by interest received on bank deposits of $707,407.
Net cash used in investing activities of Lifezone was $52.66 million for the year ended December 31, 2024, of which $49.95 million related to the investment in Kabanga Nickel Project. Additionally, Lifezone made the final payment of $4.00 million in accordance with the 2021 agreement to acquire the physical assets and all historical intellectual property related to the Kabanga Nickel Project from Glencore and Barrick. Expenditures relating to the acquisition of property and equipment amounted to $892,779. Cash outflows from investing activities were partially offset by interest received on deposits from banks amounting to $2.34 million.
c)Cash flow from financing activities
During the year ended December 31, 2025, Lifezone generated net cash from financing activities of . This was mainly from net drawings of $19.74 million from the senior secured bridge loan facility and $13.95 million of net proceeds received from the 2025 Offering. These inflows were partially reduced by transaction costs of $2.75 million associated with the senior secured bridge loan facility, payments of lease liabilities totaling $874,244, and interest payments of $2.01 million on the senior secured bridge loan facility and convertible debentures and stamp duty expenses of $0.42 million on the acquisition of the 17% of KNL shares from BHP.
Net cash provided by financing activities of Lifezone was for the year ended December 31, 2024, primarily on account of proceeds from issuance of convertible debentures net of issuance costs of $49.25 million, proceeds from receipt of subscription from Glencore of $1.50 million, partially offset by account of payment of lease liabilities of $534,055, and interest payment on convertible debentures.
Capital expenditures
Lifezone’s capital expenditure for the year ended December 31, 2025, was $21.99 million, while capital expenditure was $51.00 million for the year ended December 31, 2024. The capital expenditure relates largely to exploration and evaluation activities and the purchase of transportation, office, and computer equipment and costs relating to legal and professional services required to expand and maintain LZL's intellectual property patent families.
Contractual obligations
In the table below, we set forth our contractual obligations as of December 31, 2025. Certain amounts included in this table are based on our estimates and assumptions about these obligations, including their duration, anticipated actions by third parties and other factors. The contractual obligations we will actually pay in future periods may vary from those reflected in the table because the estimates and assumptions are subjective.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	$	$	$	$	$
Convertible debentures[1]	61,498,919	6,853,202	54,645,717	-	-
Senior secured bridge loan facility[2]	24,512,500	2,850,000	21,662,500	-	-
Deferred consideration to BHP[3]	38,500,000	-	10,000,000	28,500,000	-
Lease obligations	2,387,567	1,122,834	1,264,733	-	-
Purchase obligations[4]	929,546	929,546	-	-	-
	127,828,532	11,755,582	87,572,950	28,500,000	-
1The unsecured convertible debentures issued by Lifezone Metals are convertible into Ordinary Shares at the option of the holder at a conversion price of $8.00 per share. The amounts disclosed in the accompanying table reflect principal and cash interest payments, assuming that holders do not elect to convert their debentures into equity.

2The payments on senior secured bridge loan facility are based on amounts outstanding as at December 31, 2025, and include interest expenses on drawn amounts and commitment fees on undrawn amounts.

3The amount and timing of payments on deferred consideration to BHP are based on Lifezone's base case estimates in the above table. Significant judgment is required in estimating the timing of the FID and first commercial production dates as these dates directly affect the timing of payments.

4Management defines “purchase obligations” as legally binding agreements to purchase goods or services that are enforceable across the business. As of December 31, 2025, Lifezone does not have any take-or-pay arrangements, long-term construction contracts, or fixed supply agreements in place. The majority of current obligations relate to technical services supporting the pre-FID phase for the Kabanga Nickel Project. Most of these contracts are cancellable with a notice period of approximately four weeks. Accordingly, the amounts disclosed under "purchase obligations" reflect the ability to cancel contracts on short notice and are based on historical spending patterns.

Off-balance sheet arrangements and legal proceedings
As of December 31, 2025, Lifezone did not have or was not involved in any off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, results of operations, expenses, or liquidity and capital resources.
KNCL is in dispute with the TRA on a claim in relation to withholding tax of TZS 8.43 billion (equivalent to $3.44 million) and interest for late payment of TZS 12.36 billion. As at December 31, 2025, KNCL is still in negotiations with the TRA in respect of an out-of-court settlement for all matters under dispute. As at December 31, 2025, Lifezone has made a provision for the full amount of withholding tax, but not the interest for late payment. See Note 19 to the consolidated financial statements for further information.
In 2023, KNCL filed an appeal before the Tax Revenue Appeals Tribunal against the TRA to challenge the TRA’s claim of withholding tax imposed on services. Similar to the case mentioned in the previous paragraph, these services were also provided by non-resident entities during a period when KNCL was jointly owned by Barrick and Glencore. The amount of tax in dispute is $167,716 (TZS 422 million). As at the date of signing these audited financial statements a court appeal hearing date was still pending on this case.
Lifezone is not engaged in any capacity in any material litigation, arbitration, prosecution or other legal proceedings (which means with a value in excess of $100,000) or in any material proceedings or hearings before any statutory or governmental body, department, board or agency or other dispute resolution proceedings ("Legal Proceedings"), nor has Lifezone been involved in any such Legal Proceedings during the 12 months prior to December 31, 2025, and the date of this Report.
No such litigation, arbitration, prosecution, or other proceedings are pending, and no facts or circumstances exist which are likely to result in any Legal Proceedings.
So far as Lifezone is aware, no material disputes with employees of Lifezone exist or is threatened and Lifezone is not aware of any existing or threatened labor disturbance by such employees or those of any of its significant suppliers, manufacturers, contractors, or customers.
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
Along with trade secret protection, non-disclosure, and licensing agreements, Lifezone’s intellectual property comprises a collection of global patents focused on the economic processing and recovery of metals from sulfide minerals and concentrates. As of December 31, 2025, LZL has been granted or issued 162 patents and has 99 applications in progress in a total of 93 countries relating to Lifezone’s suite of Hydromet Technology and associated processes. These are categorized into six families of principal patents.
Research and development costs for the year ended December 31, 2025, were $127,135 (2024: $157,607) which focused on the application of the Lifezone Hydromet Technology to process and recover nickel derived from lateritic mineralization and PGM from spent Autocats, as well as optimization and value engineering of primary nickel sulfide and PGM applications.
We estimate that our intellectual property licensing business will require capital expenditure over the next 24 months for research and development, patent applications and laboratory equipment.
Following the closing of the acquisition of Simulus on July 18, 2023, Lifezone owns an in-house laboratory to undertake additional test work and engineering design to further streamline timelines, advance its research and development initiatives to current projects, and potentially widen the portfolio of its intellectual property with new patents.

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
The SML carries an annual rent of $1,009,250. In addition, Lifezone holds 5 Prospecting Licenses surrounding the Kabanga SML and an Environmental Impact Assessment certificate was transferred from the legacy Kabanga acquisition entities to TNCL on June 16, 2021. Subsequently an updated Environmental and Social Management Plan was submitted to the Tanzanian National Environmental Management Council and approved on June 19, 2023.
During the year ended December 31, 2024, Lifezone received a processing license from the Government of Tanzania for the Kabanga Nickel Project multi-metal processing facility at Kahama.
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
ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 6 A: DIRECTORS AND SENIOR MANAGEMENT
Executive Officers and Directors
The following table lists the names, ages, as of the date of this Annual Report and positions of the individuals who currently serve as directors and executive officers of Lifezone:

Name	Age	Position(s)
Keith Liddell	67	Chair, Director
Chris Showalter	50	Chief Executive Officer, Director
Ingo Hofmaier	50	Chief Financial Officer
Gerick Mouton	49	Chief Operating Officer
Dr. Michael Adams	65	Chief Technology Officer
Spencer Davis	48	Chief Legal Officer
Robert Edwards	59	Lead Independent Director
Jennifer Houghton	64	Director
Mwanaidi Maajar	71	Director
John Dowd	57	Director
Beatriz Orrantia	54	Director
Govind Friedland	51	Director
______________________________________________________________________

Executive Officers
Chris Showalter, Chief Executive Officer. With over 25 years of experience, Mr. Showalter brings a corporate finance and merchant banking background to the Lifezone team. Mr. Showalter also has extensive experience across Africa. In addition to capital markets and fundraising, Mr. Showalter brings strong expertise originating, sourcing and developing relationships across Africa, having held previous roles as Chief Executive Officer at Kelltech and Director and Partner at merchant bank Hannam & Partners in Zimbabwe, where he focused on the African mining sector. Mr. Showalter is an integral part of the negotiations and development of relations with the Government of Tanzania. Having spent over six years in Zimbabwe, he has developed specific expertise in the platinum sector and advised on a number of platinum mining companies on their current operations and future expansion potential, after relocating to the country as co-CEO of Renaissance Capital. Prior to this, he spent nine years at Goldman Sachs as a Vice President in the New York office where he held various sales roles in equity and capital markets while also exploring opportunities for Goldman Sachs across southern Africa. Mr. Showalter has been CEO of KNL since its incorporation in 2019. Mr. Showalter received his Bachelor of Arts with Honors in environmental studies from Dartmouth College and his Master of Business Administration from Fordham University.
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
Gerick Mouton, Chief Operating Officer. Mr. Mouton, a mechanical engineer, is a global metals and mining professional. His experience in holding senior, executive and Board of Director positions within established international listed mining companies and engineering consultancies has afforded him the rare opportunity to build a wide range of skills over a nearly 30-year period. His knowledge spans the entire project life cycle, across various commodities, including but not limited to: early-stage strategic project development scenarios; project economics and financial evaluations; challenging project development expectations; partnership negotiations; organizational establishment; project marketing; and dynamic stakeholder relationships. These projects and operations have exposed Mr. Mouton to a multitude of cultures within several countries on multiple continents, for example: Botswana, Ghana, Democratic Republic of Congo (DRC), Zambia, Madagascar, Tanzania, South Africa and Indonesia. He has worked extensively with interested and affected parties and other stakeholders to ensure uninterrupted development of large-scale mining projects in challenging social locations. His interaction with multicultural stakeholders over his career has enhanced his mitigation knowledge with regards to ESG challenges facing the development of new mining projects.

Dr. Michael Adams, Chief Technology Officer. Dr. Adams has worked as process consultant with LZL prior to its founding in 2008. He is co-inventor and focuses on the implementation and commercialization of the patented Hydromet Technology for the environmentally and economically effective recovery of PGM, gold, base and rare metals. His work for over 40 years has included process and resource development for metals recovery and project management of the definitive piloting of several nickel sulfide and nickel laterite projects worldwide. He has also previously consulted independently for over 10 years and was Metallurgical Manager with SGS Lakefield Oretest and Head of Process and Environmental Chemistry at Mintek. Dr. Adams completed a Bachelor of Science (BSc) honors and Master of Science (MSc) degrees in applied chemistry at Witwatersrand University, a PhD on the chemistry of the carbon-in-pulp process and a Doctor of Science (DSc) in Engineering on advances in the processing of gold ores. He was Associate Editor for Hydrometallurgy Journal for eight years and has edited three books, including Gold Ore Processing, second edition, published in 2016 by Elsevier. Dr. Adams has made a significant contribution to the chemistry and optimization of the carbon-in-pulp process for gold recovery, for which he received the Raikes Gold Medal from the South African Chemical Institute and two silver medals from the Southern African Institute of Mining and Metallurgy. He is a Fellow of both the Australasian and Southern African Institutes of Mining and Metallurgy, as well as the Royal Society of Chemistry.
Spencer Davis, Chief Legal Officer. Mr. Davis is an experienced chief legal officer and general counsel, having advised multiple global businesses and teams across numerous jurisdictions (UK; US; EU; Africa, Middle East and Asia-Pacific). He has held chief legal officer and general counsel roles at global companies, having started his career in private practice in 2000. Mr. Davis has experience of advising boards, executives and senior management on all legal matters, risks and laws, balancing compliance and risk, with pragmatism and commercial solutions. Mr. Davis holds a Masters in Law and is licensed to practice in England, New York and the E.U.; he also has an MBA from the London Business School. Mr. Davis is a qualified corporate secretary (ACIS, Chartered Institute of Governance 2016), with experience in corporate governance issues, oversight of boards and group committees, corporate secretarial duties, ethics, regulatory and business conduct, and managing statutory filings and forms. Mr. Davis has significant experience in complex commercial transactions, M&A, funding and investments, hyper-growth business, joint venture arrangements, technology, intellectual property, data and privacy.
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
Robert Edwards. Lead Independent Director. Appointed as Lead Independent Director in February 2024, Mr. Edwards brings over 30 years of experience in the natural resource sector. He started his career in South Africa working in production mining and new business roles before joining HSBC as a precious metals equities analyst within the HSBC Global Mining team. Thereafter he moved to Russia and played a key role in transforming Renaissance Capital from a single country investment bank into a successful EMEA and frontier market focused investment bank with a strong franchise in natural resources. When he left Renaissance Capital after a decade, he was serving as Chairman of Mining and Metals managing all investment banking and principal investment activity in the mining, metals and fertilizer sectors. After leaving Renaissance he worked as a Senior Advisor to the Royal Bank of Canada (Europe) Investment Banking Division working on mergers and acquisitions and senior client coverage. Mr. Edwards also served as the Independent Non-Executive Chairman of Sierra Rutile until its sale to Iluka Resources as well as an Independent Non-Executive Director of GB Minerals until its sale to Itafos, both successful shareholder exits. He also served as an Independent Non-Executive Director of MMC Norilsk Nickel (NorNickel), the world’s biggest producer of nickel and palladium as well as major producer of copper and platinum, for over eight years until March, 2022. Mr. Edwards also served as an Independent Non-Executive Director of Chaarat Gold Limited and as Executive Chairman of Bluejay Mining plc. Along with Lifezone he currently sits on the board of Sandfire Resources Limited, an ASX listed copper and zinc producer with assets in Spain, Botswana, Australia and the USA. Mr. Edwards graduated from the Camborne School of Mines in the UK with an Honors Degree in Mining Engineering and holds both a Mine Managers and a Mine Overseers certificate of competency (South Africa). He is also a Member of the Institute of Materials, Minerals and Mining.

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
Beatriz Orrantia. Ms. Orrantia has sustainability expertise as a consultant in ESG, decarbonization and Just Transition. Ms. Orrantia also has legal experience, having worked as a mergers and acquisitions, securities and mining lawyer from 2005 to 2015 at large Canadian law firms (Gowlings LLP, McCarthy Tetrault LLP and Heenan Blaikie LLP). In addition to legal mining expertise, Ms. Orrantia has operational mining experience cultivated during her time with Barrick as VP Special Projects, focusing on mining operations and capital projects across assets in Latin America and certain global projects, including Kabanga, from February 2015 until November 2017. Ms. Orrantia also obtained directorship certification by the National Association of Corporate Directors, the leading certification in the United States for board members. Ms. Orrantia has a degree in civil law from the Universidad del Rosario in Colombia and a degree in common law from Osgoode Hall Law School in Canada. She also holds a certificate in sustainability and innovation from Harvard University (Extension School) and a master’s degree in sustainability, also from Harvard University. Ms. Orrantia is currently a member of the board of directors of Star Royalties Ltd., having been a director since 2020.
Govind Friedland. Govind Friedland has served as a Director of Lifezone since July 2023. He was the COO of GoGreen that merged two companies to create Lifezone. Mr. Friedland is an international mining entrepreneur and investor with extensive experience in the financing and development of strategic mineral projects. He is the Founder and Non-Executive Chairman of Atomic Eagle Ltd (formerly GoviEx Uranium Inc) where he previously served as Chief Executive Officer and later Executive Chairman, leading the advancement and financing of uranium assets in Niger and Zambia. Earlier in his career, Mr. Friedland held executive and investment roles within the Ivanhoe group of companies and has been involved in the development of iPulse, an advanced pulsed-power technology platform with applications in mining, geothermal and other industrial systems. He is a Founding Partner of GoGreen Partners, a U.S.-based private-equity platform focused on critical-minerals supply chains, and serves on the board of XtremeX Mining Technology (XMT). Mr. Friedland holds a degree in Geology and Geological Engineering from the Colorado School of Mines and serves on the Industrial Advisory Board at the Payne Institute for Public Policy in Golden, Colorado.

Family Relationships
Keith Liddell is the father of Natasha Liddell, former Chief Sustainability Officer (resigned February 16, 2024) and principal consultant of Atlas Sustainability and of Simon Liddell, VP Mining, and the stepfather of Charles Liddell, who is the owner / partner in the Australian firm Integrated Finance WA Pty Limited. Integrated Finance WA Pty Limited has provided certain IT services to Kabanga Nickel Limited and its group of companies from March 2022 to December 2023.

Dr. Michael Adams is the father of Jonathan Adams, Senior Metallurgist at Lifezone.
Please refer to Note 22 of the consolidated financial statements for further details of transactions with these related parties. There are no other family relationships between the other directors, director nominees, or executive officers.

ITEM 6 B: COMPENSATION
Directors' Fees and Compensation

	2025	2024	2023
	$	$	$
Director's Fees	710,000	710,000	355,000
Total	710,000	710,000	355,000
On August 14, 2025, Lifezone granted 113,502 stock options to six non-executive directors under the 2023 Omnibus Incentive Compensation Plan with an exercise price of $4.40 and an expiry date of August 14, 2030. The stock options vest in three equal tranches on November 1, 2025, August 14, 2026 and August 14, 2027. None of the stock options that vested during the year have been exercised.
Key Management Personnel

Keith Liddell	Chairman
Chris Showalter	Chief Executive Officer
Ingo Hofmaier	Chief Financial Officer
Dr Michael Adams	Chief Technology Officer
Gerick Mouton	Chief Operating Officer
Benedict Busunzu	TNCL Chief Executive Officer
Spencer Davis	Chief Legal Officer
Anthony von Christierson	Senior Vice President: Commercial and Business Development
Evan Young	Senior Vice President: Investor Relations and Capital Markets (left the business on January 23, 2026)
Compensation to Key Management Personnel

	2025	2024	2023
	$	$	$
Salary, wages and consultancy fees [1]	4,048,372	4,187,722	3,651,073
Bonuses [1]	343,831	305,473	512,524
Post-employment benefits (pension)	118,659	116,150	125,591
Total remuneration	4,510,862	4,609,345	4,289,188
1 The amounts disclosed include expenses incurred during the reporting period in connection with the employment of and consulting agreements entered into with key management personnel.
Share based payment to Key Management Personnel

	2025	2024	2023
	$	$	$
Share-based expense - Lifezone Holdings shareholder earnout	—	—	110,611,407
Share-based payment - share options[1]	2,259,975	—	—
Share-based payment - restricted stock units [2]	2,244,000	5,152,163	—
Total	4,503,975	5,152,163	110,611,407
1 On August 14, 2025, Lifezone granted 1,056,557 stock options to key management personnel under the 2023 Omnibus Incentive Compensation Plan with an exercise price of $4.40 and an expiry date of August 14, 2030. The stock options vest in three equal tranches on November 1, 2025, August 14, 2026, and August 14, 2027. None of the stock options that vested during the year have been exercised. Amounts represent the total fair value of stock option granted to key management personnel.
2 On December 1, 2025 Lifezone cancelled 1,500,000 RSUs that were originally granted on July 1, 2024 of which 1,133,333 related to key management personnel. As a replacement for the cancelled RSUs Lifezone granted 1,133,333 new RSUs to key management personnel that are not subject to any performance conditions and vest equally in three installments on April 7, 2026, September 7, 2026 and April 7, 2027. For the year ended December 31, 2025, the amount represents the excess of the fair value of replacement RSUs granted over the fair value of RSUs cancelled. Please refer to Note 25 of the consolidated financial statements for further information. For the year ended December 31, 2024 amount includes the fair value of vested RSUs. The fair value of unvested RSUs granted to key management personnel during the year ended December 31, 2024 was $7.04 million.
Compensation paid and benefits granted to key management personnel
For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to United States domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. Pursuant to applicable Isle of Man laws, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.
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
On August 14, 2025, Lifezone granted stock options under the 2023 Omnibus Incentive Compensation Plan with an exercise price of $4.40 and an expiry date of August 14, 2030. The stock options vest in three equal tranches on November 1, 2025, August 14, 2026, and August 14, 2027. The following stock option awards were made to key management personnel:

Name	Role Title	Number of Stock Options Granted	Fair Value at Grant Date
Anthony von Christierson	Senior Vice President: Commercial and Business Development	46,801	$100,107
Chris Showalter	Chief Executive Officer	327,730	$701,014
Evan Young	Former Senior Vice President Investor Relations and Capital Markets[1]	32,764	$70,082
Gerick Mouton	Chief Operating Officer	161,521	$345,493
Ingo Hofmaier	Chief Financial Officer	174,453	$373,155
Dr Michael Adams	Chief Technology Officer	179,707	$384,393
Spencer Davis	Chief Legal Officer	133,581	$285,730
1 Mr. Young left the Company on January 23, 2026.
On December 1, 2025, Lifezone cancelled unvested RSUs that were originally granted on July 1, 2024 of which 1,133,333 related to key management personnel. As a replacement for the cancelled RSUs, Lifezone granted RSUs that are not subject to any performance conditions and vest equally in three installments on April 7, 2026, September 7, 2026 and April 7, 2027 to key management personnel:

Name	Role Title	Number of RSUs Granted	Excess of fair value of issued RSUs over cancelled RSUs
Anthony von Christierson	Senior Vice President: Commercial and Business Development	200,000	$396,000
Chris Showalter	Chief Executive Officer	333,333	$660,000
Gerick Mouton	Chief Operating Officer	200,000	$396,000
Ingo Hofmaier	Chief Financial Officer	100,000	$198,000
Dr Michael Adams	Chief Technology Officer	200,000	$396,000
Spencer Davis	Chief Legal Officer	100,000	$198,000

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
Lifezone's Board is divided among three classes as follows:
•the Class I directors include John Dowd, Govind Friedland and Mwanaidi Maajar and their terms expired at the first annual general meeting of shareholders following the consummation of the Business Combination, which was held on June 21, 2023. All three were re-elected by shareholders for a period of three years.
•the Class II directors include Robert Edwards, Jennifer Houghton and Beatriz Orrantia and their terms expired at the second annual general meeting of shareholders following the consummation of the Business Combination, which was held on May 15, 2025. All three were re-elected by shareholders for a period of three years; and
•the Class III directors include Keith Liddell and Chris Showalter, and their terms will expire at the third annual general meeting of shareholders following the consummation of the Business Combination, which is expected to be held during 2026.
There are no benefits provided to Directors upon termination of their service contracts.
On or before the fifth anniversary of the listing of the Company's ordinary shares on the New York Stock Exchange, all directors will have retired, or be asked to retire, from their director roles in order that each director may then be proposed for re-election. Such re-election will thereafter take place each year and the Company’s board structure will therefore no longer be divided into three classes, Class I, Class II, and Class III.

Furthermore, the Company intends to adopt a board refreshment program on or before the fifth anniversary of the listing of the Company's ordinary shares by utilizing an ongoing program of director evaluation.

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
The CEO of Lifezone is accountable for assigning appropriate responsibilities for implementing and embedding risk management into the decision-making process across Lifezone, while the COO of Lifezone is overall responsible for the roll-out of this risk management policy and processes. Both the CEO and COO are invited to attend Audit Committee meetings and the COO is tasked to ensure that adequate processes and procedures are in place to enable Lifezone to operate with an appropriate balance of risks and controls. The COO ensures that Lifezone maintains up to date risk registers and provides a report at least quarterly to the Audit Committee. The CFO is responsible for the oversight of all internal controls and risks related to financial processes and financial reporting.
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
The Charter for the Audit Committee is available on the website of Lifezone Metals https://ir.lifezonemetals.com/governance/governance-documents

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
Compensation Committee: Chair, John Dowd
The members of Lifezone's Compensation Committee are John Dowd, Robert Edwards and Keith Liddell.
The Charter for the Compensation Committee is available on the website of Lifezone Metals https://ir.lifezonemetals.com/governance/governance-documents
Lifezone's Compensation Committee assists the Lifezone Board in discharging certain of Lifezone's responsibilities with respect to compensating its directors and executive officers, and the administration and review of its incentive and equity-based compensation plans, including its equity incentive plans, and certain other matters related to Lifezone's compensation programs.
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
ITEM 6 D: EMPLOYEES
Employees
We believe that our employees are crucial to the success of our business, which depends on our experienced human capital and a strong leadership team. We aim to attract, retain and develop staff with the skills, experience and potential necessary to implement our growth strategy. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and new employees.
As of December 31, 2025, we had a workforce of 93 consisting of 85 employees and 8 contractors. As of December 31, 2024, we had a workforce of 153, consisting of 142 employees and 11 contractors. In addition, as of December 31, 2025, we had a temporary workforce in Tanzania of 113 (2024: 132). The overall decrease in workforce during 2025 was as a result of Lifezone rightsizing its operations, which included optimizing our workforce to improve and maintain financial discipline. This strategic decision was made to ensure Lifezone remained cost-effective during this period of cyclically low nickel prices and increased share price volatility.
As the development of the Kabanga Nickel Project progresses, we expect to increase the number of employees and expect to have approximately over 1,000 workers once the Kabanga Nickel Project is operating at full scale and based on any additional projects which we may acquire in the future.
We have not experienced any work stoppages, and we consider our relationship with our employees to be good. We also retain qualified technical contractors and utilize the services of qualified consultants with geological and mining expertise as deemed necessary. None of our employees, to our knowledge, is represented by a labor union or covered by collective bargaining agreements.
The table below sets out our permanent employees and long-term contractors by location, as of the dates indicated:

	As of December 31
	2025		2024		2023
Geographical Location	Number of workers	% of total	Number of workers	% of total	Number of workers	% of total
United Kingdom	12	12.9	14	9.2	17	9.0
Australia	37	39.8	40	26.1	37	19.6
Tanzania	37	39.8	91	59.5	125	66.1
Other	7	7.5	8	5.2	10	5.3
Total	93		153		189

The table below sets out our permanent employees and long-term contractors by function, as of the dates indicated:

	As of December 31
	2025		2024		2023
Function	Number of workers	% of total	Number of workers	% of total	Number of workers	% of total
Management	5	5.4	7	4.6	5	2.6
Environment	4	4.3	9	5.9	13	6.9
Community Relations	7	7.5	14	9.2	21	11.1
General & Administration	17	18.3	35	22.9	46	24.3
Technical – Exploration/Geology	—	—	4	2.6	17	9.0
Finance, Tax and Accounting	16	17.2	21	13.7	20	10.6
Technical – Engineering	7	7.5	15	9.8	22	11.6
Technical – Refining	5	5.4	5	3.3	5	2.6
Technical – Mining	1	1.1	1	0.7	1	0.5
Communication	1	1.1	4	2.6	3	1.6
OHS	4	4.3	13	8.5	14	7.4
Laboratory	26	28.0	25	16.3	22	11.6
Total	93		153		189

ITEM 6 E: SHARE OWNERSHIP
Refer to Item 7.A and Item 6.B (Equity Comp)
ITEM 6 F: DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.
Not Applicable
ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 7 A: MAJOR SHAREHOLDERS
Principal Shareholders
The following table and accompanying footnotes set forth information regarding the beneficial ownership of the Ordinary Shares of Lifezone Metals as of February 27, 2026:

•each person known by Lifezone to be the beneficial owner of more than 5% of its outstanding ordinary shares;
•each of Lifezone's current executive officers and directors; and
•all of Lifezone's executive officers and directors as a group.
Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of December 31, 2025, through the exercise of any option, warrant or other right. For purposes of the table below, we deem warrants, options and RSUs that were exercisable as of December 31, 2025 or that become exercisable or vested within 60 days of December 31, 2025, to be outstanding and to be beneficially owned by the person holding the warrants, options and RSUs for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 89,881,570 shares issued and outstanding taking into account the rights to acquire further shares by the person listed in the table below. It does not include any rights to acquire shares by other persons that do not fall within the scope of this disclosure.

Beneficial Owner	Ordinary Shares	Right to acquire further shares through warrants, stock options or RSUs within 60 days	Total	Beneficial owner %
Keith Liddell[1]	23,701,437	—	23,701,437	28.3%
Peter Smedvig	13,718,205	—	13,718,205	16.4%
Cinctive Capital Managment LP3	6,761,819	2,755,882	9,517,701	11.0%
Varna Holdings Ltd	5,632,889	—	5,632,889	6.7%
Adage Capital Management, LP4	2,147,238	2,927,884	5,075,122	5.9%

Directors and Executive Officers of Lifezone Metals:
Chris Showalter	2,782,868	109,243	2,892,111	3.4%
Ingo Hofmaier	26,500	58,151	84,651	*
Gerick Mouton	—	53,840	53,840	*
Dr. Michael Adams[2]	342,960	59,902	402,862	*
Spencer Davis	—	44,527	44,527	*
Govind Friedland	543,657	56,306	599,963	*
John Dowd	1,269,512	6,306	1,275,818	1.5%
Robert Edwards	—	6,306	6,306	*
Jennifer Houghton	—	6,306	6,306	*
Mwanaidi Maajar	—	6,306	6,306	*
Beatriz Orrantia	—	6,306	6,306	*
All Directors and Executive Officers of Lifezone as a Group (12 Individuals)	28,666,934	413,499	29,080,433	34.5%
______________________________________________________________________
*Less than one percent.
(1)Consists of 5,172,747 shares beneficially owned solely by Keith Liddell, 18,045,777 shares beneficially owned jointly between Keith Liddell and Shelagh Jane Liddell and 482,913 shares beneficially owned solely by Shelagh Jane Liddell. By virtue of his relationship with Shelagh Jane Liddell, Keith Liddell may be deemed to have beneficial ownership of the shares owned solely by Shelagh Jane Liddell. Keith Liddell disclaims any beneficial ownership of the shares owned solely by Shelagh Jane Liddell other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
(2)Excludes (i) 3,833,882 Lifezone Ordinary Shares and (ii) 1,533,553 Earnout share rights. Lifezone Metals has been informed that (a) Hermetica Limited is wholly owned by The Hermetica Trust, (b) the trustee of The Hermetica Trust is Clairmont Trust Company Limited, (c) the board of directors of Clairmont Trust Company Limited makes voting and investment decisions on a joint decision making basis, and no single individual has sole decision making power, (d) Dr. Michael Adams is not a director of Clairmont Trust Company Limited, and (e) that the beneficiaries of The Hermetica Trust comprise the children of Dr. Michael Adams.
(3)Based on the information set forth in a Schedule 13G/A filed with the SEC on December 5, 2025 by Cinctive Capital Management LP.
(4)Based on the information set forth in a Schedule 13G filed with the SEC on February 12, 2026 by Adage Capital Management LP.

ITEM 7 B: RELATED PARTY TRANSACTIONS
Related Party Transactions
Certain Relationships and Related Person Transactions
See Note 22 of our consolidated financial statements for the year ended December 31, 2025, for details on related parties and transactions with related parties including joint ventures.
Related Party Loans
Lisa Smith, an employee and shareholder, who is not a director or officer and is not considered holding significant influence over Lifezone, has a loan of $75,000 with LZL as at December 31, 2024. This loan was fully repaid on January 13, 2025.
Management
Executive Officers and Directors
Please refer to Item 6A for details of our Executive Officers and Directors.
Transactions with Significant Shareholders and their Extended Families
See Note 22 of our consolidated financial statements for the year ended December 31, 2025, for details on transactions with significant shareholders and their extended families.
ITEM 7 C: INTERESTS OF EXPERTS AND COUNSEL
Not Applicable
ITEM 8 A: CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Please refer to Item 18 for consolidated financial statements.
ITEM 8 A: 5, 6
Not Applicable

ITEM 8 A:7
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

KNCL, a subsidiary of Lifezone, filed a tax appeal with the Tax Revenue Appeals Tribunal, contesting a withholding tax assessment imposed by the TRA on imported services. These services were provided by non-resident entities during a period when KNCL was jointly owned by Barrick and Glencore. On January 21, 2021, the TRA issued an Agency Notice to KNCL’s bank, Citi Bank Tanzania Limited, leading to the transfer of the company’s total bank balance of TZS 823.4 million ($335,398) as of January 31, 2021, to the TRA. KNCL is a non-operating entity whose retention mining license were revoked by the Government of Tanzania in 2018, ahead of the acquisition by Lifezone and carries a de-minimis amount of cash.

Subsequently, on April 22, 2021, the TRA lifted the Agency Notice until further notice, pending a hearing and final determination of the case. On July 30, 2024, the Court of Appeal ruled in favor of the TRA, dismissing KNCL’s appeal and confirming the tax assessment of TZS 8.43 billion ($3.44 million) as payable. Following this ruling, a provision of the full amount, $3.44 million (equivalent to TZS 8.43 billion) was recorded during the year ended December 31, 2024, covering the principal tax amount plus interest.
On August 19, 2024, the TRA issued a further demand notice for the withholding tax of TZS 8.43 billion ($3.44 million), along with additional interest for late payment. In March 2025, this additional interest was revised to TZS 12.4 billion ($5.03 million).

While the outcome of these discussions is uncertain, based on progress of these discussions and legal advice obtained, Lifezone believes that it can successfully negotiate a waiver of the additional interest charges. Lifezone has not provided for any additional interest charges as, based on ongoing discussions with the TRA, any material outflow is not considered probable. However, if the TRA does not waive the additional interest charges, there is a possibility that KNCL could face an additional liability of up to $5.03 million (TZS 12.36 billion). Following resolution of this matter Lifezone intends to place KNCL in voluntary liquidation. KNCL does not hold the SML and any liquidation has no impact on Lifezone's operations.

During 2025, Lifezone and its Tanzanian entities engaged in discussions with the Government of Tanzania to amend the existing Framework Agreement and agreed on a mechanism to resolve several outstanding matters with the TRA. Based on the advice received and the advanced stage of the Framework Agreement negotiations, management believes it is likely that Lifezone will not be required to pay the additional interest charges of $5.03 million (TZS 12.36 billion) in relation to the withholding tax assessment. However, as the amended Framework Agreement has not yet been signed or become effective, it is considered probable, though not certain, that no payment will be required in respect of the assessed amounts, and accordingly, there can be no assurance we will not be required to make such payment. (See Note 19 to the consolidated financial statements for further details).

Lifezone is not otherwise engaged in any capacity in any other material litigation, arbitration, prosecution or other legal proceedings (which means with a value of in excess of $100,000) or in any material proceedings or hearings before any statutory or governmental body, department, board or agency or other dispute resolution proceedings ("Legal Proceedings"), nor has Lifezone been involved in any such Legal Proceedings during the 12 months prior to December 31, 2025, and the date of this Annual Report.
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
ITEM 8A: 8
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
ITEM 10 A: SHARE CAPITAL
Not Applicable
ITEM 10: B: MEMORANDUM AND ARTICLES OF ASSOCIATION
Lifezone Metals is an Isle of Man company limited by shares and its affairs are governed by its A&R Articles of Association adopted on June 30, 2023, and the IOM Companies Act (each as amended or modified from time to time).
The Amended and Restated Memorandum and Articles of Association of Lifezone Metals (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-272865) were filed with the SEC on July 10, 2023).

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
Our Lifezone Ordinary Shares are listed on the New York Stock Exchange ("NYSE") under the symbol “LZM.”
Initial settlement of the Lifezone Ordinary Shares occurred on July 5, 2023, through the DTC in accordance with its customary settlement procedures for equity securities. Each person owning Lifezone Ordinary Shares held through the Depository Trust Company (“DTC”) must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Lifezone Ordinary Shares.
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
The holders of Lifezone Ordinary Shares are entitled to one vote per share on all matters to be voted on by shareholders. The A&R Articles of Association do not provide for cumulative voting in the election of directors. The Lifezone Metals Board is divided into three classes, each consisting initially of an equal number of directors (to the extent feasible).

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
Liquidation
On a liquidation or winding up of Lifezone Metals, assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis.
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
Anti-Takeover Provisions
Some provisions of the A&R Articles of Association may discourage, delay or prevent a change of control of Lifezone Metals or management that members may consider favorable, including, among other things:
•a classified board of directors with staggered, three-year terms (however, on or before the fifth anniversary of the listing of the Company's ordinary shares on the New York Stock Exchange, all directors will have retired, or be asked to retire, from their director roles in order that each Director may then be proposed for re-election. Such re-election will thereafter take place each year and the Company’s board structure will therefore no longer be divided into three classes, Class I, Class II, and Class III. Furthermore, the Company intends to adopt a board refreshment program on or before the fifth anniversary of the listing of the Company's ordinary shares by utilizing an ongoing program of director evaluation);

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

The Government of Tanzania and KNL entered into the Framework Agreement to jointly develop, process and refine the concentrate from the Kabanga Nickel Project. To achieve this objective, the Government of Tanzania and KNL have set up a Tanzanian company, TNCL, which owns two Tanzanian subsidiary companies, TNMCL and TNRCL, to carry out mining operations and mineral refining, respectively. The key principles of the Framework Agreement are intended to underline and guide the development of the Kabanga Nickel Project for the mutual benefit of the Government of Tanzania and KNL. The key principles are as follows:

• the application of the Economic Benefits Sharing Principle (as set out below) shall be on the life of mine plans of the Kabanga Nickel Project and the Multi Purpose Mineral Processing Facility;

• having the Joint Financial Model which is to be agreed between the Government of Tanzania and KNL to guide the management and operations of TNCL and the TNCL Subsidiaries;

• jointly managing TNCL pursuant to the shareholders’ agreement and the related agreements;

• agreeing on the fiscal assumptions underlying the Economic Benefits Sharing Principle;

• intention for TNCL to hold all proceeds from the sale of mineral products in local and foreign currency bank accounts in Tanzania;

• issuing the SML to TNCL;

• establishing minerals beneficiation facilities at Kahama township in Shinyanga Region in Tanzania, in accordance with KNL’s proposal;

• ownership by TNCL of the TNCL Subsidiaries as wholly owned subsidiaries[1]; and

• entry by the Government of Tanzania, KNL, TNCL and the TNCL Subsidiaries into a management and administrative services agreement.

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

The Government of Tanzania and KNL’s negotiation of and agreement on the Joint Financial Model and the fiscal assumptions underlying the Economic Benefits Sharing Principles are currently ongoing and we expect to finalise such negotiations in the first half of 2026.

[1] At the time the TNCL Subsidiaries were incorporated by the Government of Tanzania, the Articles of Association of each of TNMCL and TNRCL imply that the Government of Tanzania has a 16% interest in each entity, with TNCL holding the remaining 84% interest. Based on discussions with the Government of Tanzania, Lifezone understands that the Government of Tanzania has acknowledged TNCL’s right under the Framework Agreement to own 100% of each TNCL Subsidiaries and expects that the Government of Tanzania will amend the Articles of Association of the TNCL Subsidiaries to correct this administrative error, which correction was expected to occur in 2024 and is anticipated to occur in 2025. However, as of the date of this Annual Report, whilst the register of members correctly records TNCL as holdings 4999 shares and the Government of Tanzania as 1 share, the Articles of Association of each of the TNCL Subsidiaries incorrectly imply that the Government of Tanzania holds a 16% interest in each TNCL Subsidiaries and we cannot guarantee that the Articles of Association of the TNCL Subsidiaries will be amended in a timely manner. For more information, see “Risk Factors — Risks Related to Operational Factors Affecting Lifezone — Due to an inadvertent administrative error during incorporation, the Articles of Association of each TNCL Subsidiaries imply that the Government of Tanzania has a 16% non-dilutable free-carried interest in such TNCL Subsidiaries in addition to the 16% non-dilutable free-carried interest in TNCL.”

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

Earnout Shares

Under the BCA, in exchange for their Lifezone Holdings ordinary shares and in addition to the Exchange Shares, Lifezone Metals will issue to the eligible Lifezone Holdings Shareholders, within five business days after the occurrence of the trigger events described below, with respect to such trigger events the following number of Lifezone Ordinary Shares (which will be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Lifezone Ordinary Shares occurring after the Share Acquisition Closing and upon or prior to the applicable Trigger Event, upon the terms and subject to the conditions set forth in the BCA:

• upon the occurrence of Trigger Event I, a one-time issuance of 12,536,026 Earnout Shares; and

• upon the occurrence of Trigger Event II, a one-time issuance of 12,536,026 Earnout Shares.

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

If there is a Change of Control during the Earnout Period (or a definitive contract providing for a Change of Control is entered into during the Earnout Period and such Change of Control is ultimately consummated, even if such consummation occurs after the Earnout Period) pursuant to which Lifezone Metals or its shareholders will receive consideration implying a value per Lifezone Ordinary Shares (as determined in good faith by the Lifezone Metals board) of:

• less than $14.00, then no Earnout Shares will be issuable;

• greater than or equal to $14.00 but less than $16.00, then, (a) immediately prior to such Change of Control, Lifezone Metals will issue 12,536,026 Lifezone Ordinary Shares (less any Earnout Shares issued prior to such Change of Control) and (b) thereafter, no further Earnout Shares will be issuable; or

• greater than or equal to $16.00, then, (a) immediately prior to such Change of Control, Lifezone Metals will issue 25,072,052 Lifezone Ordinary Shares (less any Earnout Shares issued prior to such Change of Control to the eligible Lifezone Holdings Shareholders with respect to the Change of Control), and (b) thereafter, no further Earnout Shares will be issuable.

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

If there is a Change of Control during the Earnout Period (or a definitive Contract providing for a Change of Control is entered into during the Earnout Period and such Change of Control is ultimately consummated, even if such consummation occurs after the Earnout Period) pursuant to which Lifezone Metals or its shareholders will receive consideration implying a value per Lifezone Metals ordinary share (as determined in good faith by the Lifezone Metals board) of:

• less than $14.00, then the Sponsor Earnout Shares will be forfeited;

• greater than or equal to $14.00 but less than $16.00, then (a) immediately prior to such Change of Control, 50% of such Sponsor Earnout Shares will vest (i.e., 862,500 Lifezone Ordinary Shares) (less any Sponsor Earnout Shares vested prior to such Change of Control) and (b) thereafter, the remaining Sponsor Earnout Shares shall be forfeited; or

• greater than or equal to $16.00, then (a) immediately prior to such Change of Control, 100% of such Sponsor Earnout Shares will vest (i.e., 1,725,000 Lifezone Ordinary Shares) (less any Sponsor Earnout Shares vested prior to such Change of Control with respect to the Change of Control), and (b) thereafter, no Lifezone Ordinary Shares will constitute Sponsor Earnout Shares.

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

Lifezone and Glencore have contributed $1.5 million each to the project. Phase 1 is expected to be completed in first half of 2026.

Subscription Agreement for $50 Million of Unsecured Convertible Debentures

On March 21, 2024, Lifezone entered into subscription agreements for the issuance of $50 million of convertible debentures with a consortium investors, which was subsequently amended and restated on August 8, 2025. The proceeds were used to continue activities of the Kabanga Nickel Project.

Key Terms of the subscription agreements include:

(i) Issuance of $50 million of unsecured convertible debentures. The debentures bear interest at a rate of the SOFR plus 4.0% per annum, subject to a SOFR floor of 3.0%.

(ii) During the 48-month term, the debentures can be redeemed early by Lifezone, subject to the achievement of certain conditions, at a price of 105% plus interest otherwise payable to the maturity date. Interest is payable quarterly via a mix of cash and shares during the first two years and all in cash during the last two years.

(iii) The debentures are convertible into Lifezone Ordinary Shares at the option of the holder. The conversion price is $8.00 per share and is subject to customary adjustments. Mandatory conversion can occur if Lifezone’s share price is greater than 50% above the conversion price for any 15 Trading Days within a 30 consecutive Trading Days period.

Closing of the $50 million non-brokered private placement of unsecured convertible debentures took place on March 28, 2024, in escrow.

Acquisition of BHP’s equity interest in KNL

On July 18, 2025, Lifezone Limited entered into a definitive agreement with BHP to acquire BHP’s 17% equity interest in KNL, the majority owner of the Kabanga Nickel Project. In connection with the acquisition, all existing agreements between BHP, Lifezone Limited, KNL or any affiliates and with respect to the Kabanga Nickel Project, including the T2 Option Agreement, were terminated.

Following completion of the transaction, Lifezone Limited owns 100% of KNL, which in turn holds an 84% interest in TNCL, the Tanzanian operating company for the Kabanga Nickel Project. The remaining 16% of TNCL is held by the Government of Tanzania.

As part of the transaction, Lifezone Limited assumed control over 100% of the offtake from the Kabanga Nickel Project.

Key terms of the acquisition are:

• FID Payment: A fixed cash payment of $10 million, payable within 30 days after the earlier of: (i) 12 months after the FID at Kabanga; or (ii) once Lifezone has raised $250 million in aggregate funding (whether through equity, debt or alternative sources);

• First Commercial Production Payment: A second deferred cash payment, payable within 30 days after the period of 12 months following the achievement of first commercial production. The amount is indexed to Lifezone’s share price performance, with a reference share price of $4.16 per share and a reference amount of $28 million. An index factor of 0.7x applies – meaning that a 10% increase in Lifezone’s share price results in a $1.96 million increase in the payment ($28 million x 10% x 0.7). Based on an illustrative price of $4.50 per share, the payment would total $30 million;

• Total consideration cap: Maximum of $83 million, or reduced to $75 million if a Resettlement Action Plan (RAP) Trigger Event occurs (see below);

• Lock-Up and Right of First Offer: BHP has agreed not to sell its Lifezone shares for 12 months post-completion. After this period, BHP must first offer any shares it intends to sell to Lifezone before potentially transferring them to third parties, subject to customary terms.

The RAP Trigger Event is defined as the independent verification that the project’s Resettlement Action Plan has been developed and implemented in material alignment with the International Finance Corporation’s Performance Standard 5 (IFC PS5).

If confirmed within 12 months of completion, the total consideration payable to BHP will be reduced to a maximum of $75 million.

$60 million Senior Secured Bridge Loan Facility with Taurus Mining Finance

On August 11, 2025, the Company announced that its indirect wholly-owned subsidiary, KNL (the “Borrower”), entered into a $60 million senior secured bridge loan facility agreement (the “Bridge Loan Facility Agreement”) with Taurus Mining Finance Fund No. 2, L.P. (“Taurus Mining Finance”), a leading global provider of structured finance to the mining sector.

The senior secured bridge loan facility is intended to support advancement of the Kabanga Nickel Project, by funding the development of critical early works and infrastructure development as the Company moves toward securing long-term project financing for the Kabanga Nickel Project. The senior secured bridge loan facility provides essential funding to maintain project momentum during the execution readiness phase, bridging the period between Feasibility Study completion and FID.

As part of the transaction, the Company issued warrants to Taurus Mining Finance to purchase 2,500,000 of the Company’s ordinary shares, exercisable at an exercise price of $5.42 per share. The warrants will expire five years from the date of issuance.

The facility matures on July 31, 2027, and includes an option for the Borrower to extend the maturity date by six months. If the Borrower elects to extend, the Company will be required to issue an additional 1,500,000 warrants to Taurus Mining Finance on substantially the same terms.

The facility is secured by a security interest in the shares that Lifezone Limited, a wholly-owned subsidiary of the Company, holds in the Borrower, and by security interests in other assets relating to the Kabanga Nickel Project, including all of the assets of the Borrower. The loan is also guaranteed by other subsidiaries of the Company.

The outstanding amounts under the facility bear interest at an annual rate of 9.25%, payable in arrears quarterly, and the principal amount is repayable in full on the maturity date. The loan was subject to an arrangement fee of 2.25% and a commitment fee of 2.5% per annum on undrawn amounts.

The availability of the first drawdown under the facility is subject to the satisfaction of customary conditions precedent for a transaction of this nature, and the availability of the second drawdown is further subject to Tanzanian-law security being granted over the shares and assets of certain Tanzanian subsidiaries of the Company. KNL has the option to extend the term of the loan by an additional six months.

The facility agreement states that KNL must apply any amounts received by it as repayment of the $60 million senior secured bridge loan facility on the date 10 business days after receipt by KNL or its group of any amounts advanced from the closing and initial utilisation of any one or a combination of (i) any transaction pursuant to which financial indebtedness is incurred; or (ii) any transaction involving the sale or delivery of any minerals, or the payment of any consideration (in cash, metal or otherwise) measured, quantified or calculated based on, in whole or in part, any minerals, pursuant to a streaming transaction, royalty transaction, prepayment of metals agreement, metals forward sale or option, or similar transaction, whether secured or unsecured, streaming or royalty sale and purchase obligations, provided that the total amount made available for utilisations under these transactions (individually or in aggregate) is at least $200 million and the funding is being provided (all or in part) for capital expenditure or operating costs in connection with the Kabanga Nickel Project.

In connection with the Bridge Loan Facility Agreement, the Company and the debenture holders amended certain terms of the Company's outstanding Convertible debentures.

ITEM 10 D: EXCHANGE CONTROLS
There is no exchange control legislation under Isle of Man law, and accordingly, there are no exchange control regulations imposed under Isle of Man law.
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
•except as specifically provided below, persons that actually or constructively own 5% or more (by vote or value) of any class of shares of Lifezone Metals;
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
Based upon the composition of our income and assets and the manner in which we currently operate our business, we believe we were likely not a PFIC for the taxable year ended December 31, 2025. The determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets and the market price of the Lifezone Ordinary Shares during the year. As previously disclosed, we believe that we were likely a PFIC for the taxable year ended December 31, 2024. Because PFIC status is based on income, assets and activities for the entire taxable year and because revenue production of Lifezone Metals is uncertain, it is not possible to determine PFIC status for any taxable year until after the close of the taxable year. Accordingly, there can be no assurance regarding our PFIC status for the current taxable year ending December 31, 2026 or any future taxable year. In addition, our United States counsel expresses no opinion with respect to our PFIC status for any taxable year.

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
• the amount allocated to other taxable years (or portions thereof) of the United States Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the United States Holder; and
• an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the United States Holder with respect to the tax attributable to each such other taxable year of the United States Holder.
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
The rules regarding PFICs and the QEF, purging, and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, United States Holders of Lifezone Ordinary Shares and Warrants should consult their tax advisors concerning the application of the PFIC rules to Lifezone Metals securities under their particular circumstances.
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
ITEM 10 F, G:
Not Applicable
ITEM 10 H: DOCUMENTS ON DISPLAY
We are subject to certain of the informational filing requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is http://www.sec.gov.
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
Our SEC filings, including this Annual Report, are also available to you on the SEC’s website at http://www.sec.gov.
Additionally, under the NYSE’s rules, a foreign private issuer is subject to less stringent corporate governance and compliance requirements and subject to certain exceptions, the NYSE permits a foreign private issuer to follow its home country’s practice in lieu of the listing requirements of the NYSE.
ITEM 10 I, J: SUBSIDIARY INFORMATION AND ANNUAL REPORT TO SECURITY HOLDERS
Not applicable
ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market risks affecting Lifezone are comprised of credit risk, foreign exchange rate risk, liquidity risk and interest rate risk. Financial instruments affected by market risk include cash and cash equivalents, trade receivables, related party receivables, trade payables, accrued liabilities and convertible debentures.
i.Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. During 2025, Lifezone did not have significant external revenues and therefore its credit risk from trade receivables is insignificant.
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
iii.Foreign exchange risk
Lifezone has financial instruments which are denominated in currencies other than U.S. dollars, its reporting currency. Lifezone mostly incurs expenditures for which it owes money denominated in non-U.S. dollar currencies, including GBP and AUD. As a result, movement of such currencies could adversely affect Lifezone’ results of operations and financial position.
iv. Interest rate risk
Lifezone is exposed to interest rate risk from the interest it earns on cash and the interest it pays on the convertible debentures as described in Note 21 of the consolidated financial statements.
For further information on credit, liquidity and foreign exchange risks, please see Note 27 of the consolidated financial statements.
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
Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of Lifezone’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2025. Based on such evaluation, those officers have concluded that, as of December 31, 2025, Lifezone’s disclosure controls and procedures were ineffective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms as a result of the material weakness in our internal control over financial reporting described below.
The material weakness in our internal control over financial reporting related to the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions, were either not designed and in place, or not operating effectively.
Notwithstanding the material weakness in internal control over financial reporting described above, our management concluded that our consolidated financial statements in this annual report present fairly, in all material respects, the Company’s financial position, results of operations and cash flows as of the dates, and for the periods presented, in conformity with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards).
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
Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting as set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that evaluation, our management concluded that our internal control over financial reporting was ineffective as of December 31, 2025 due to the material weakness in its internal control over financial reporting described above.
As an ‘emerging growth company’ we avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404(b).

Remediation of Previously Reported Material Weaknesses
We previously reported the existence of material weaknesses in internal control over financial reporting for the year ended December 31, 2024, related to limited resources within the finance team with sufficient knowledge and experience in applying IFRS Accounting Standards and with our financial reporting requirements.
During the year ended December 31, 2025, management implemented the following remediation measures to address the previously identified material weakness above and strengthen our internal control over financial reporting:
•We hired additional qualified personnel with the appropriate level of accounting knowledge, training, and experience to enhance the depth and capability of our finance and accounting team.
•We updated our policies and procedures to provide further guidance to our accounting and finance team on IFRS requirements.
•We engaged external SEC accounting advisors for technical accounting advice on significant and complex transactions, including taxation, to ensure timely and accurate accounting conclusions.
The Company continues to design and implement company wide accounting policies, application guidance and procedures, and this will continue in 2026. Whilst progress has been made since December 31, 2024 with respect to remediation of the identified material weaknesses, a number of internal control remediations remain ongoing in respect to the review, supervision and monitoring of our accounting and reporting functions and will require re-testing to validate their effectiveness and support remediation of the remaining identified material weakness. Management is committed to implementing measures to help ensure the deficiencies contributing to the remaining identified material weakness is remediated as soon as possible.

Changes in Internal Control Over Financial Reporting

Other than the changes Lifezone has made to its internal control over financial reporting as a direct result of the implementation of the remediation procedures described above, there were no other material changes in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the year ended December 31, 2025.

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
ITEM 16 C: PRINCIPAL ACCOUNTANT FEES AND SERVICES
BDO LLP, London, UK ("BDO") is our independent registered public accounting firm for the years ended December 31, 2025, and December 31, 2024.
The following table sets forth the aggregate fees billed to Lifezone for services provided by BDO:

	For the years ended,
	December 31
	2025	2024
	$	$
Audit fees	1,111,945	145,684
All other fees	242,173	-
Total	1,354,118	145,684
Audit fees include the aggregate fees billed for services rendered by BDO for the audit of our annual financial statements and review of the interim financial statements.
All other fees include the aggregate fees billed for services provided by BDO in connection with our registration statements.
ITEM 16 D, E:
Not applicable.
ITEM 16 F: CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.
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
Because Lifezone Metals is a foreign private issuer, its directors and senior management are not subject to potential short-swing profit liability under Section 16(b) of the Exchange Act. However, Lifezone Metals' directors and senior management are subject to insider trading reporting obligations under Section 16(a) of the Exchange Act and SEC related rules effective as of March 18, 2026, as well as, to the extent applicable, the obligation to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

In addition, we have policies and systems in place to promote ethical conduct and mitigate against a variety of risks, including ethics, conduct, modern slavery, anti-bribery and corruption, human rights, environmental, health and safety, insider trading and disclosure, trade compliance and sanctions, data protection and whistle-blowing.
ITEM 16: H, I : MINE SAFETY DISCLOSURE AND DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable

ITEM 16 J: INSIDER TRADING POLICIES
Isle of Man and United States law each contain rules intended to prevent insider trading and market manipulation. The following is a general description of those laws as such laws exist as of the date of this document and should not be viewed as legal advice for specific circumstances.
Isle of Man
On July 3, 2016, the Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014, provides for market abuse rules in respect of Isle of Man incorporated entities trading in the United Kingdom or the European Union. As the securities of Lifezone Metals are traded on the NYSE, and not in the United Kingdom or an EU member state, these market abuse rules do not apply to Lifezone Metals.
The Isle of Man Insider Dealing Act 1988 provides for insider dealing offenses if an individual deals in securities with information as an insider, encourages another person to do so, or improperly discloses the information. This legislation extends to individuals within the Isle of Man at the time the offence is committed.
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
Please refer also to Item 16B – Code of Ethics.

ITEM 16 K: CYBERSECURITY
Cybersecurity Threats Assessment and Risk Mitigation
Lifezone is committed to maintaining a robust cybersecurity framework that identifies, assesses, and mitigates material cybersecurity risks. To strengthen our cybersecurity posture, we have engaged a specialized IT and cybersecurity consultancy firm to enhance our cybersecurity risk management, strategy, and governance capabilities. This engagement supplements our internal IT expertise and ensures compliance with evolving regulatory requirements and best practices.
Our IT infrastructure is managed by a dedicated internal team, supported by a third-party managed service provider -Espria. Espria has partners in the US and the Philippines to cover Australia's and North American working hours. Our staff works closely with an information technology and cybersecurity consultancy firm, which provides additional expertise in executive-level cybersecurity oversight, continuous cyber risk assessment, and ongoing improvements to our security posture.
Current Cyber Risk Management Approach
•Cyber Risk Assessments & Third-Party Audits: We conduct annual risk assessments, regular vulnerability scans, and penetration testing to proactively identify and address potential threats, often supported by external experts. Our retained cybersecurity consultancy firm provides independent cybersecurity assessments and works with our IT team to implement necessary improvements on an ongoing basis.
•Governance & Executive Oversight: Lifezone has established a cybersecurity governance policy, with third party experts providing additional experience to assist the executive leadership and Board of Directors in risk evaluation, response planning, and mitigation strategies.
•Integration of Third-Party Managed Services: The cybersecurity consultancy firm provides oversight to cybersecurity efforts of third-party managed service providers to ensure alignment with our security objectives.
•Incident Management & Continuous Improvement: Our team, along with third-party managed service providers, monitors, and analyses ever changing information technology and cyber threats and ensures continuous updates to security controls, infrastructure, and response protocols.
As of the date of this filing, there were no material cybersecurity incidents that have affected our business strategy, financial condition, or results of operations.
Board and Management Oversight of Cybersecurity Risks
Board Oversight
The Board of Directors of Lifezone Metals has active oversight over cybersecurity risks as part of its broader enterprise risk management strategy. In collaboration with information technology and cybersecurity consultancy firms and third-party managed service providers, the Board of Directors and management ensure that cybersecurity considerations are effectively integrated into business decisions and compliance frameworks.
•The Board of Directors receives updates on business continuity planning, cyber risk assessments, security incidents, mitigation strategies, and emerging threats.
•External cybersecurity expertise is leveraged to provide the Board of Directors with insightful risk analysis and strategic recommendations to enhance security resilience.
Management’s Role in Cybersecurity Risk Management
Lifezone's management team, supported by information technology and cybersecurity consultancy firms, is responsible for the assessment, mitigation, and response to cybersecurity threats.

•The executive committee, in collaboration with external information technology and cybersecurity consultancy firms, evaluates cyber risks, determines mitigation strategies, and ensures resource allocation for information technology investments.
•Our internal team with relevant industry experience and in close cooperation with the Chief Financial Officer oversees Lifezone's information technology, data protection, cyber security strategy, compliance, and operational execution and continuous improvements.
•Lifezone provides regular information technology and security awareness training to ensure alignment with SEC cybersecurity requirements and industry best practices.
•Cybersecurity processes are embedded within broader corporate risk management to ensure a comprehensive, organization-wide approach.
Commitment to Ongoing Cybersecurity Enhancements
Lifezone remains committed to continuous improvements in cybersecurity resilience through:
•Group wide business continuity planning scenario assessments, including data recovery exercises.
•Regular cybersecurity framework updates based on lessons learned and emerging threat intelligence.
•Relevant information technology and cybersecurity policies help ensure compliance with SEC and international cybersecurity standards.
•Strategic investments in cybersecurity technologies to improve protection, detection and response capabilities.
By integrating third-party expertise into our cybersecurity governance, we reinforce our commitment to safeguarding data, mitigating cyber threats, and ensuring investor confidence in our risk management capabilities.
This disclosure reflects Lifezone's proactive approach to cybersecurity and commitment to regulatory compliance, protecting our stakeholders, clients, and development partners worldwide. Cybersecurity attacks are more frequent and vulnerabilities pose significant corporate risks, including the risk of business interruption, data losses, breach of privacy and ultimately financial losses. Still, the above approach may not be adequate and able to mitigate against all or sophisticated future cybersecurity attacks, or material information technology incidents.

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of BDO, London, United Kingdom and Grant Thornton, Dublin, Ireland, independent registered public accounting firms, is included herein preceding the consolidated financial statements.

LIFEZONE METALS LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE YEARS ENDED DECEMBER 31, 2025

Contents
Reports of Independent Registered Public Accounting Firm (BDO LLP: London, United Kingdom: PCAOB ID # 1295 and Grand Thornton: Dublin, Ireland, PCAOB ID #1402)	F-2
Consolidated Statements of Comprehensive Loss	F-4
Consolidated Statements of Financial Position	F-5
Consolidated Statements of Changes in Equity	F-6
Consolidated Statements of Cash Flows	F-7
Notes to the Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Lifezone Metals Limited
Douglas, Isle of Man

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Lifezone Metals Limited (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.3 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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
London, United Kingdom
March 19, 2026

Board of Directors and Shareholders
Lifezone Metals Limited
Opinion on the financial statements
We have audited the accompanying consolidated statements of financial position of Lifezone Metals Limited and its subsidiaries (“Lifezone”) as of December 31, 2023 (not presented herein), the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Lifezone as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
/s/ Grant Thornton
We served as Lifezone’s auditor from May 18, 2021 to September 11, 2024.

Dublin, Ireland
March 29, 2024, except for Note 2.2 of the 2024 consolidated financial statements (not presented herein), as to which the date is April 9, 2025

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
for the years ended December 31, 2025, December 31, 2024 and December 31, 2023

		For the years ended,
		December 31
	Note	2025	2024	2023
		$	$	$
Revenue	5	1,057,043	140,522	1,477,826
Cost of sales		(533,595)	(86,872)	(753,914)
Gross profit		523,448	53,650	723,912
Goodwill impairment	13	-	(9,020,813)	-
Gain (loss) on foreign exchange		182,161	(225,306)	179,640
General and administrative expenses	9	(19,121,095)	(39,082,152)	(366,078,202)
Operating loss		(18,415,486)	(48,274,621)	(365,174,650)
Interest income	6	536,157	2,342,071	567,190
Fair value gains on embedded derivatives	21	15,615,000	5,771,000	-
Fair value loss on warrants	21	(1,040,000)	-	-
Gain (loss) on remeasurement of deferred consideration	23	(668,116)	-	156,047
Interest expense	7	(10,397,885)	(6,434,657)	(211,979)
Loss before tax		(14,370,330)	(46,596,207)	(364,663,392)
Income tax	16	263,493	(540,126)	-
Loss for the year		(14,106,837)	(47,136,333)	(364,663,392)
Other comprehensive gain (loss):
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent years (net of tax):
Exchange gain (loss) on translation of foreign operations		177,584	(92,991)	(37,931)
Total other comprehensive gain (loss) income for the year		177,584	(92,991)	(37,931)
Total comprehensive loss for the year		(13,929,253)	(47,229,324)	(364,701,323)

Net loss for the year:
Attributable to ordinary shareholders of Lifezone		(13,627,876)	(46,305,239)	(363,874,560)
Attributable to non-controlling interests		(478,961)	(831,094)	(788,832)
		(14,106,837)	(47,136,333)	(364,663,392)
Total comprehensive loss for the year:
Attributable to ordinary shareholders of Lifezone		(13,450,292)	(46,398,230)	(363,912,491)
Attributable to non-controlling interests		(478,961)	(831,094)	(788,832)
		(13,929,253)	(47,229,324)	(364,701,323)
Net loss per ordinary share:
Basic and diluted net loss per ordinary share	26	(0.17)	(0.59)	(5.34)

/s/ Ingo Hofmaier
Ingo Hofmaier
Chief Financial Officer
Date: March 19, 2026

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
as of December 31, 2025 and December 31, 2024

	Note	2025	2024
		$	$
Assets
Non-current assets
Goodwill	13	-	-
Exploration and evaluation assets and mining data	15	140,986,596	117,577,523
Patents	14	706,748	674,336
Other intangible assets	14	168,438	215,484
Property and equipment	12	4,316,306	5,287,258
Right-of-use assets	12	2,124,998	1,239,679
		148,303,086	124,994,280
Current assets
Inventories		58,017	162,004
Deferred financing costs	21	5,218,063	-
Trade and other receivables	11	2,028,267	2,115,114
Related party receivable	22	-	98,133
Cash and cash equivalents	10	20,144,250	29,283,942
		27,448,597	31,659,193
Total assets		175,751,683	156,653,473
Equity and Liabilities
Equity
Share capital	24	8,380	7,913
Share premium		190,216,537	185,070,706
Shared based payment reserve	25	278,038,156	275,917,120
Warrant reserves	24	20,667,152	15,017,257
Other reserves		52,556,433	67,732,147
Foreign currency translation reserve		162,526	(15,058)
Redemption reserve		280,808	280,808
Accumulated deficit		(468,098,277)	(454,470,401)
Total shareholders’ equity		73,831,715	89,540,492
Non-controlling interests	24	(998,960)	9,786,509
Total equity		72,832,755	99,327,001
Non-current liabilities
Lease liabilities	20	1,122,836	801,048
Deferred tax	16	303,749	529,018
Senior secured bridge loan facility	21	16,677,872	-
Deferred consideration	23	25,734,073	-
		43,838,530	1,330,066
Current liabilities
Lease liabilities	20	931,364	617,648
Trade and other payables	18	3,762,481	4,815,559
Provisions	19	3,672,876	3,434,062
Convertible debentures	21	34,521,935	26,235,808
Embedded derivative	21	5,153,000	20,768,000
Related party payables	22	88,742	125,329
Warrant liability	21	10,950,000	-
		59,080,398	55,996,406
Total liabilities		102,918,928	57,326,472

Total equity and liabilities		175,751,683	156,653,473

/s/ Ingo Hofmaier
Ingo Hofmaier
Chief Financial Officer
Date: March 19, 2026

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the years ended December 31, 2025, December 31, 2024, and December 31, 2023

	Share Capital	Share Premium	Shared Based Payment Reserve	Warrant Reserves	Other Reserves[1]	Foreign currency translation reserve	Redemption Reserve	Accumulated Deficit	Total Shareholders’ equity	Non- controlling Interest	Total equity
	$	$	$	$	$	$	$	$	$	$	$
At January 1, 2023	3,101	25,436,656	25,483,348	-	57,731,195	115,864	280,808	(44,290,602)	64,760,370	11,226,435	75,986,805
Transactions with shareholders:
Exercise of share options	83	573,515	(11,103,650)	-	10,640,556	-	-	-	110,504	-	110,504
Exercise of RSUs	150	9,524,850	(14,379,698)	-	4,854,698	-	-	-	-	-	-
Share for share exchange	2,934	(2,934)	-	-	-	-	-	-	-	-	-
Public Warrants	8	(6,944,463)	-	14,409,832	(6,587,352)	-	-	-	878,025	-	878,025
Private Placement Warrants	-	(380,475)	-	607,425	(226,950)	-	-	-	-	-	-
Earnouts to shareholders	-	-	248,464,035	-	-	-	-	-	248,464,035	-	248,464,035
Earnouts to sponsors	-	-	17,094,750	-	-	-	-	-	17,094,750	-	17,094,750
Issuances to SPAC shareholders and sponsors	800	79,960,740	-	-	-	-	-	-	79,961,540	-	79,961,540
Issuance to PIPE Investors	702	70,172,468	-	-	-	-	-	-	70,173,170	-	70,173,170
Issuance to Simulus shareholders	50	6,029,950	-	-	-	-	-	-	6,030,000	-	6,030,000
Equity issuance costs	-	(5,683,979)	-	-	-	-	-	-	(5,683,979)	-	(5,683,979)
Total transactions with shareholders	4,727	153,249,672	240,075,437	15,017,257	8,680,952	-	-	-	417,028,045	-	417,028,045
Total loss for the year						-	-	(363,874,560)	(363,874,560)	(788,832)	(364,663,392)
Total other comprehensive loss for the year	-	-	-	-	-	(37,931)	-	-	(37,931)	-	(37,931)
At December 31, 2023	7,828	178,686,328	265,558,785	15,017,257	66,412,147	77,933	280,808	(408,165,162)	117,875,924	10,437,603	128,313,527

1 Other reserves includes the result of transactions with non-controlling interest that do not result in a loss of control, changes in warrant reserves and share based payments as a result of the Business Combination in 2022.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the years ended December 31, 2025, December 31, 2024, and December 31, 2023

	Share Capital	Share Premium	Shared Based Payment Reserve	Warrant Reserves	Other Reserves[1]	Foreign currency translation reserve	Redemption Reserve	Accumulated Deficit	Total Shareholders’ equity	Non- controlling Interest	Total equity
	$	$	$	$	$	$	$	$	$	$	$
At January 1, 2024	7,828	178,686,328	265,558,785	15,017,257	66,412,147	77,933	280,808	(408,165,162)	117,875,924	10,437,603	128,313,527
Transactions with shareholders:
Issuance of shares to debenture holders	9	553,277	-	-	-	-	-	-	553,286	-	553,286
Grant of RSUs	76	5,831,101	10,358,335	-	-	-	-	-	16,189,512	-	16,189,512
Glencore contribution in Lifezone US Recycling LLC	-	-	-	-	1,320,000	-	-	-	1,320,000	180,000	1,500,000
Total transactions with shareholders	85	6,384,378	10,358,335	-	1,320,000	-		-	18,062,798	180,000	18,242,798
Total loss for the year	-	-	-	-	-	-	-	(46,305,239)	(46,305,239)	(831,094)	(47,136,333)
Total other comprehensive loss for the year	-	-	-	-	-	(92,991)	-	-	(92,991)	-	(92,991)
At December 31, 2024	7,913	185,070,706	275,917,120	15,017,257	67,732,147	(15,058)	280,808	(454,470,401)	89,540,492	9,786,509	99,327,001

1 Other reserves includes the result of transactions with non-controlling interest that do not result in a loss of control, changes in warrant reserves and share based payments as a result of the Business Combination in 2022.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the years ended December 31, 2025, December 31, 2024, and December 31, 2023

	Share Capital	Share Premium	Shared Based Payment Reserve	Warrant Reserves	Other Reserves[1]	Foreign currency translation reserve	Redemption Reserve	Accumulated Deficit	Total Shareholders’ equity	Non- controlling Interest	Total equity
	$	$	$	$	$	$	$	$	$	$	$
At January 1, 2025	7,913	185,070,706	275,917,120	15,017,257	67,732,147	(15,058)	280,808	(454,470,401)	89,540,492	9,786,509	99,327,001
Transactions with shareholders:
Issuance of shares to debenture holders	26	1,077,943	-	-	-	-	-	-	1,077,969	-	1,077,969
Share-based payments	-	-	2,121,036	-	-	-	-	-	2,121,036	-	2,121,036
Warrants issued as part of senior secured bridge loan facility	-	-	-	5,650,000	-	-	-	-	5,650,000	-	5,650,000
Purchase of BHP's minority interest in KNL	-	-	-	-	(15,067,819)	-	-	-	(15,067,819)	(10,414,508)	(25,482,327)
Issuance of ordinary shares in connection with the 2025 Offering	441	4,085,358	-	-	-	-	-	-	4,085,799	-	4,085,799
Issuance of ordinary shares on exercise of warrants	-	1,150	-	(105)	105	-	-	-	1,150	-	1,150
Cancellation of ordinary shares	-	(18,620)	-	-	-	-	-	-	(18,620)	-	(18,620)
Change in minority interest in Lifezone US Recycling LLC	-	-	-	-	(108,000)	-	-	-	(108,000)	108,000	-
Total transactions with shareholders	467	5,145,831	2,121,036	5,649,895	(15,175,714)	-	-	-	(2,258,485)	(10,306,508)	(12,564,993)
Total loss for the year	-	-	-	-	-	-	-	(13,627,876)	(13,627,876)	(478,961)	(14,106,837)
Total other comprehensive income	-	-	-	-	-	177,584	-	-	177,584	-	177,584
At December 31, 2025	8,380	190,216,537	278,038,156	20,667,152	52,556,433	162,526	280,808	(468,098,277)	73,831,715	(998,960)	72,832,755
1 Other reserves includes the result of transactions with non-controlling interest that do not result in a loss of control, changes in warrant reserves and share based payments as a result of the Business Combination in 2022.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2025, December 31, 2024, and December 31, 2023

	Note	2025	2024	2023
		$	$	$
Cash flows from operating activities
Loss for the year		(14,106,837)	(47,136,333)	(364,663,392)
Adjustments for:
SPAC transaction expenses		-	-	76,857,484
Share-based payments	25	2,121,036	17,818,907	265,558,785
Impairment of goodwill	13	-	9,020,813	-
Interest income	6	(536,157)	(2,342,071)	(567,190)
Amortization of intangibles	14	141,769	181,991	163,147
Unrealised foreign exchange loss/(gain)		152,945	201,314	(179,640)
Gain on disposal of property and equipment		-	(134)	-
Impairment of VAT receivable	11	574,270	1,749,527	4,617,911
Provision for witholding tax		4,173	3,434,062	-
Impairment of deposit	11	400,000	-	-
Provision for bad debt		-	478,558	-
Interest expense	7	10,397,885	6,434,657	211,979
Fair value gain on embedded derivative	21	(15,615,000)	(5,771,000)	-
Fair value loss on warrants		1,040,000	-	-
Loss/(gain) on remeasurement of deferred consideration	23	668,116	-	(156,047)
Depreciation of property and equipment and right-of-use assets		1,348,517	1,390,511	878,810
Tax paid on behalf of grantee on vesting of RSUs		(18,624)	(1,369,323)	-
Income tax expense		(263,493)	540,126	-
Other non-cash items		-	-	(37,931)
Operating loss before working capital changes		(13,691,400)	(15,368,395)	(17,316,084)
Changes in trade and other receivables		(920,213)	638,844	(3,294,857)
Changes in related party receivables		98,134	931,552	114,216
Changes in inventories		45,158	(61,224)	(51,044)
Changes in prepaid mining license		-	-	353
Changes in related party payable		(36,587)	(7,405)	132,048
Changes in trade and other payables		(1,087,858)	(2,025,180)	(6,564,427)
Net cash used in operating activities		(15,592,766)	(15,891,808)	(26,979,795)
Cash flows from investing activities
Interest received from bank		707,407	2,342,071	560,349
Patent costs incurred	14	(127,135)	(157,608)	(90,978)
Expenditure on property and equipment		(37,186)	(892,779)	(697,431)
Expenditure on other intangible assets		-	-	(291,410)
Investment in exploration and evaluation assets	15	(21,826,327)	(49,951,501)	(51,355,297)
Acquisition of subsidiaries, net of cash acquired		-	-	(8,073,000)
Payment of deferred consideration relating to acquisition		-	(4,000,000)	-
Net cash used in investing activities		(21,283,241)	(52,659,817)	(59,947,767)

Cash flows from financing activities
Proceeds from issue of shares to employees and contractors		-	76	-
Proceeds from exercise of stock options		-	-	110,504
Proceeds from exercise of warrants	24	1,150	-	878,025
Proceeds from issuance of convertible debentures		-	49,250,000	-
Drawings from senior secured bridge loan facility	21	19,742,077	-	-
Transaction costs on senior secured bridge loan facility	21	(2,748,627)	-	-
Interest paid		(2,014,132)	(1,796,105)	-
Net proceeds from share offering		13,949,998	-	-
Net proceeds from PIPE transaction		-	-	70,173,170
Proceeds from SPAC acquisition		-	-	3,104,056
Share issuance costs		-	-	(5,683,979)
Payment of lease liabilities	20	(874,244)	(534,055)	(338,171)
Stamp duty taxes paid on acquisition of shares		(416,370)	-	-
Proceeds from non-controlling interests		-	1,500,000	47,500,000
Net cash provided by financing activities		27,639,852	48,419,916	115,743,605
Net increase (decrease) in cash and cash equivalents		(9,236,155)	(20,131,709)	28,816,043
Effect of exchange rate changes on cash		96,463	24,024	40,374
Cash and cash equivalents at beginning of the year		29,283,942	49,391,627	20,535,210
Cash and cash equivalents at end of the year		20,144,250	29,283,942	49,391,627

Please refer to Note 17 for significant non-cash transactions.

1. General information
Lifezone Metals Limited ("Lifezone Metals") is a limited company incorporated and domiciled in the Isle of Man, whose ordinary shares have been publicly traded on the New York Stock Exchange ("NYSE") since July 6, 2023, under the trading symbol "LZM". Lifezone's warrants trade on the NYSE under the symbol ''LZMW''.
Lifezone Metals registered office is located at 2nd Floor, St George’s Court, Upper Church Street, Douglas, IM1 1EE, Isle of Man. The consolidated financial statements of Lifezone Metals for the year ended December 31, 2025, were authorized for release in accordance with a resolution of the Directors of Lifezone Metals on March 19, 2026.
1.1. Business overview
Lifezone Metals' together with all of its subsidiaries (“Lifezone”) is committed to delivering cleaner and more responsible metals production and recycling.
The Kabanga Nickel Project in Tanzania is our flagship project and is considered to be one of the world's largest and highest-grade development-ready nickel sulfide deposits. It is a well-advanced project with more than $435 million invested by Lifezone Metals and previous stakeholders, in addition to key licenses being in place to commence development. The Kabanga Nickel Project envisages a staged development plan, commencing with the construction of a large-scale, long-life, underground mine and concentrator at the Kabanga site. The sulfide concentrate produced contains high-grade nickel content with meaningful copper and cobalt by-products. The economics displayed in the Feasibility Study showcase a mining operation with robust economics that are expected to sit in the lowest quartile of the nickel industry cost curve, in addition to a clear execution plan backed by an experienced technical and management team.
We released the Initial Assessment Technical Report Summary in the first half of 2025 followed by a maiden Feasibility Study Technical Report Summary on July 18, 2025, marking a significant and historic milestone in the nearly five-decade journey of the Kabanga Nickel Project. The economic results highlight the project’s potential to deliver attractive returns over a long mine life, supported by an exceptional high-grade Mineral Reserve and Resources and a low-cost operating profile. Our partnership with the Government of Tanzania has been instrumental in advancing the project and Lifezone remains aligned in our commitment to responsible development and long-term value creation.
Through the application of our Hydromet Technology, we offer the potential for lower energy consumption, lower emissions and lower cost metals production compared to traditional smelting. In our US-based recycling partnership, we are working to demonstrate that our Hydromet Technology can process and economically recover Platinum Group Metals ("PGM") from responsibly sourced spent Automotive Catalytic Converters ("Autocats"). Our process is expected to be cleaner and more efficient than conventional smelting and refining methods, supporting a circular economy for precious metals. Our US-based recycling operation would be the world’s first fully vertically integrated PGM recycling facility, providing a scalable, efficient and traceable closed-loop domestic critical minerals solution, delivering refined platinum, palladium and rhodium to the US market. Notably, Lifezone would be one of the US’ largest rhodium producers, allowing for the efficient recovery of the PGM basket from the secondary market. The processing and refining of all production in-house provides Lifezone with the ability to offer metal traceability, with no refining occurring offshore, thereby keeping these critical PGMs entirely domestic to the U.S.
On November 12, 2025, Lifezone closed an underwritten registered direct offering (the "2025 Offering") of (i) 4,411,764 ordinary shares and (ii) warrants to purchase up to 4,411,764 ordinary shares. The ordinary shares were sold at a purchase price of $3.40 per share ($3.21 after deducting underwriting fees and commissions) and each warrant to purchase ordinary shares is for an exercise price equal to $4.00 per share, exercisable from the date of issuance, and will expire four years from the date of issuance. The net proceeds from the 2025 Offering were approximately $14 million (after underwriting fees and commission). The 2025 Offering was made pursuant to the Company’s registration statement on Form F-3 (File No. 333-281189), previously filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2024, and declared effective on August 16, 2024, and a prospectus supplement dated November 10, 2025.
1.2. Hydromet Technology overview
Lifezone’s Hydromet Technology is amenable to processing and refining metals from sulfide minerals containing nickel, copper, cobalt, platinum, palladium, rhodium and gold. As of December 31, 2025, Lifezone holds 181 patents and has 80 additional applications in progress in a total of 93 countries relating to Lifezone’s suite of Hydromet Technology and associated processes. These are categorized into six key technology families of principal patents.

Compared to traditional pyrometallurgical smelting and refining technologies, Lifezone’s Hydromet Technology is expected to produce less carbon dioxide emissions per ton of metal produced with zero sulfur dioxide emissions, be more capital and operating cost efficient, have faster processing times and enable fully traceable refined metals to enable enhanced supply chain transparency.

On July 18, 2023, Lifezone acquired The Simulus Group Pty Limited (“Simulus”), a prominent hydrometallurgical laboratory and engineering company based in Perth, Australia. Prior to the acquisition, Simulus generated revenue by providing external hydrometallurgical test work and engineering services to a broad range of clients in the mining industry, including Lifezone. Over the two years since Lifezone acquired Simulus, the primary activity at the Simulus laboratory has been the construction and operation of two Hydromet pilot plants at its premises in Perth for our two core commercial projects, the Kabanga Nickel Project and the recycling of PGMs from Autocats in the United States. As these projects move into the next stages of development, there is a reduction in the demand for Simulus's service for these internal projects. Consequently, the business is proactively pursuing new third-party clients to provide revenue-generating bespoke test work and engineering services for external clients.

Lifezone is focused on commercializing its Hydromet Technology across the metals and mining industry with a primary focus on the US-based PGM recycling opportunity with Glencore. Research and development are continuous alongside the broadening of Lifezone’s intellectual property portfolio through applications for additional patents to be applied to new opportunities in other metal groups and deposit types. Lifezone seeks to ensure that its proprietary Hydromet Technology remains secure through patent applications.

1.3. Kabanga Nickel Project
Our primary asset is the Kabanga Nickel Project, which is located in north-west Tanzania. Based on the 2024 Mineral Resource and 2025 Mineral Reserve Estimates detailed in the Feasibility Study, we believe Kabanga comprises one of the world’s largest and highest-grade nickel sulfide deposits. The Kabanga Nickel Project is 84% owned by Lifezone and 16% by the Government of Tanzania.

In October 2021, a Special Mining License (“SML”) was issued by the government of Tanzania for the Kabanga deposit area. Subsequently, in March 2024, a Refining License was issued at the proposed refinery location in Kahama. The Government of Tanzania is a 16.0% shareholder in the Kabanga Nickel Project with a non-dilutable interest via its holding in Tembo Nickel Corporation Limited (“TNCL”). As at December 31, 2025, the remaining 84.0% in TNCL is owned by Kabanga Nickel Limited (“KNL”), which is 100% owned by Lifezone.
On July 18, 2025, Lifezone entered into a definitive agreement with BHP to acquire BHP’s 17% equity interest in KNL. As a result of the transaction, Lifezone now owns 100% of KNL and all existing agreements with BHP, including the T2 Option Agreement (the equity option agreement dated October 14, 2022, as amended on February 8, 2023, entered into between BHP, Lifezone Limited ("LZL") and KNL, pursuant to which BHP had the option to consummate a further investment in KNL, subject to certain conditions being satisfied), are terminated. As part of the transaction, Lifezone assumed control over 100% of the offtake from the Kabanga Nickel Project. As consideration, a fixed cash payment of $10 million is payable by Lifezone within 30 days after the earlier of: (i) 12 months after the FID of Kabanga; or (ii) once Lifezone has raised $250 million in aggregate funding (whether through equity, debt or alternative sources). A second deferred cash payment is payable within 30 days after the period of 12 months following the achievement of first commercial production. This amount is indexed to Lifezone’s share price performance, with a reference share price of $4.16 per share and a reference amount of $28 million. The maximum amount of total consideration payable by Lifezone is limited to $83 million, or reduced to $75 million if a Resettlement Action Plan ("RAP") Trigger Event occurs. Please refer to Note 23 for more information.

The Feasibility Study for the Kabanga Nickel Project was released on July 18, 2025, and represents a major milestone in the advancement of the Kabanga Nickel Project. The Feasibility Study builds on the foundation established by the Initial Assessment and focuses on the initial development phase of Kabanga, which includes a 3.40 million tonnes per annum mechanized underground mine, concentrator, tailings storage facility and supporting infrastructure. Please refer to the Management discussion and analysis for further details on the Initial Assessment and the Feasibility Study for the Kabanga Nickel Project.

With the release of the Feasibility Study, Lifezone’s Board of Directors has directed management to commence the execution readiness phase, including the project financing process leading to a FID. During this execution readiness phase, Lifezone will advance pending permitting, remaining approvals and commercial tenders, while finalizing technical work to support critical path construction activities. A multi-sourced project finance strategy is being executed, and discussions are ongoing with strategic investors and lenders. Kabanga’s strong economics and alignment with global critical minerals priorities position it well for sustainable financing.

On August 8, 2025, Lifezone’s wholly owned subsidiary, Kabanga Nickel Limited, entered into a $60 million senior secured bridge loan facility agreement with Taurus Mining Finance Fund No. 2 L.P. acting as mandated lead arranger and agent. The facility supports the advancement of the Kabanga Nickel Project by funding the development of critical early-stage work and infrastructure as the company progresses towards securing long-term project financing. The facility has a scheduled maturity date of July 31, 2027, with an option available to Kabanga Nickel Limited to extend the term by an additional six months. The facility closed in late August and on August 29, 2025, Lifezone received the first tranche of $20 million under the senior secured bridge loan facility. Please refer to Note 21 for further details on the terms of the facility.

1.4. Platinum, palladium and rhodium recycling project in the United States
Lifezone’s Hydromet Technology intellectual property was initially developed from test work on PGM mineral concentrates, and the first test work and scoping study was undertaken in 2014 to demonstrate the successful recovery of PGMs from spent automotive catalytic converters. Today, more than 20% of the global PGM supply is derived from the secondary autocat recycling market.
Recycling is expected to play an important role as an alternative supply of critical metals. However, current recycling practices, involving conventional smelting and refining, compound the carbon dioxide emissions intensity of metal units. Through the application of its Hydromet Technology, Lifezone intends to break this energy-intensive and pollutive recycling chain by providing a cleaner, fully-traceable, lower emissions and responsibly sourced recycling solution.
In partnership with Glencore, a major and diversified participant in global commodities, Lifezone is evaluating the design and construction of a commercial-scale Hydromet PGM recycling facility in the United States to recycle PGMs from autocat material.
In January 2024, Lifezone and Glencore each funded $1.50 million into a newly established US Lifezone group entity, Lifezone Recycling US, LLC, with proceeds designated towards the pilot program. In May 2025, Lifezone invested a further $2 million into Lifezone Recycling US, LLC towards completion of the pilot testwork program and a feasibility study aiming to demonstrate the effectiveness of Lifezone’s Hydromet Technology to recover and refine PGMs from Autocats and will inform Glencore and Lifezone’s final investment decision to construct the first hydromet PGM recycling facility in the US. The feasibility study is expected to be completed in the first half of 2026. As at December 31, 2025, Glencore holds 5.56% (2024: 6.00%) interest in Lifezone Recycling US, LLC.
1.5 Simulus acquisition
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
1.6 SPAC Transaction
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

2. Significant accounting policies
2.1. Basis of preparation
Lifezone’s consolidated financial statements for the year ended December 31, 2025, have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards) and are reported in U.S. dollars ("USD" or "$").
The consolidated financial statements were prepared on a historical cost basis unless otherwise stated. The principal accounting policies applied in the preparation of the consolidated financial statements were consistently applied in all years presented. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement.
Control exists when Lifezone has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of Lifezone Metals and its subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.
Lifezone group entities and their country of incorporation are listed below:

	Principal activities	Country of incorporation	Principal place of Business	Percentage (%)
				Ownership	Ownership
Name of subsidiary				2025	2024
Lifezone Holdings Limited	Holding company	Isle of Man	United Kingdom	100%	100%
Lifezone Limited	Holding company	Isle of Man	United Kingdom	100%	100%
Lifezone US Holdings Limited	Holding company	United Kingdom	United Kingdom	100%	100%
Lifezone Holdings US, LLC	Holding company	United State of America	United State of America	100%	100%
Lifezone Services US, LLC	Service company	United State of America	United State of America	100%	100%
Lifezone Recycling US, LLC[1]	Recycling	United State of America	United State of America	94.44%	94%
LZ Services Limited	Service company	United Kingdom	United Kingdom	100%	100%
Kabanga Holdings Limited[2]	Holding company	The Cayman Islands	The Cayman Islands	100%	83%
Kabanga Nickel Company Limited[2]	Holding company	Tanzania	Tanzania	100%	83%
Kabanga Nickel Limited[2]	Holding company	United Kingdom	United Kingdom	100%	83%
Kagera Mining Company Limited	Mining	Tanzania	Tanzania	100%	83%
Lifezone Asia-Pacific Pty Ltd	Service company	Australia	Australia	100%	100%
The Simulus Group Pty Limited	Holding company	Australia	Australia	100%	100%
Simulus Pty Limited	Laboratory and engineering	Australia	Australia	100%	100%
Romanex International Limited[2]	Holding company	Canada	Canada	100%	83%
Tembo Nickel Corporation Limited[3]	Mining	Tanzania	Tanzania	84%	70%
Tembo Nickel Mining Company Limited[3]	Mining	Tanzania	Tanzania	84%	70%
Tembo Nickel Refining Company Limited[3]	Refining	Tanzania	Tanzania	84%	70%
1In May 2025, Lifezone funded $2 million into Lifezone Recycling US, LLC resulting in a change in its ownership from 94% to 94.44%. Please refer to Note 1 for more details.

2On July 18, 2025, Lifezone acquired BHP’s 17% equity interest in Kabanga Nickel Limited resulting in a change in its ownership from 83% to 100% in KNL. Please refer to Note 1 for more details.

3Lifezone holds 84% interest with the remaining 16% held by the Government of Tanzania.

2.2. Basis of consolidation

The consolidated financial statements comprise the financial statements of Lifezone and its subsidiaries as of December 31, 2025. Control is achieved when Lifezone is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, Lifezone controls an investee if, and only if, Lifezone has:
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
2.3. Going concern
The management of Lifezone has assessed the going concern assumptions of Lifezone during the preparation of these consolidated financial statements. Lifezone had a net loss of $14.11 million for the year ended December 31, 2025, (2024: loss of $47.14 million) and accumulated losses of $468.10 million as at December 31, 2025 (2024: $454.47 million).
As at December 31, 2025, Lifezone had consolidated cash and cash equivalents of $20.14 million (2024: $29.28 million). The net cash used in operating activities for the year ended December 31, 2025, was $15.59 million (2024: $15.89 million).
The consolidated financial statements have been prepared on a going concern basis which contemplates the continuity of normal business activities, the realization of assets and the discharge of liabilities in the ordinary course of business. Lifezone has not generated significant revenues from operations and, as is common with many exploration-stage mining companies, Lifezone raises financing for its exploration, study and research and development activities in discrete tranches. As of December 31, 2025, Lifezone has net current liabilities of $31.63 million and based on Lifezone’s current and anticipated liquidity and funding requirements, Lifezone will need additional capital in the near future to fund its corporate expenditure, operations and project developments. In the event Lifezone issues additional equity in the future, shareholders could face significant dilution in their holdings.

Lifezone’s future operating losses and capital requirements may vary materially from those currently planned and will depend on many factors including Lifezone’s growth rate, the execution of various growth projects, and the demand for the Hydromet Technology, and capital costs in relation to the development of the Kabanga Nickel Project, and the demand and prices for the minerals we envision extracting in our Metals Extraction business and as well as for Lifezone’s working capital requirements.
To finance the development of the Kabanga Nickel Project, Lifezone is pursuing a diversified funding strategy potentially including equity offerings, strategic partnerships, mezzanine funding and bridge and project-level debt. Active discussions are ongoing with offtake partners, financial and strategic investors, development finance institutions and commercial lenders.

Additionally, Lifezone may receive the proceeds from any exercise of any Warrants in cash. Each Lifezone warrant represents the right to purchase one ordinary Lifezone share at a price ranging from $4.00 to $11.50 per share in cash. Please refer to Note 24 for further details on the number of warrants outstanding, exercise prices and expiry dates of the warrants. We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive is dependent upon the market price of our Lifezone ordinary shares. On December 31, 2025, the market price of one ordinary share of Lifezone Metals was $4.27.

In the event that Lifezone is unable to secure sufficient funding, it may not be able to fully develop its projects, and this may have a consequential impact on the carrying value of the related exploration and evaluation assets and the investment in its subsidiaries as well as the going concern status of Lifezone. Given the nature of Lifezone’s current activities, it will remain dependent on equity, mezzanine, alternative or debt funding or monetizing the offtake from the Kabanga Nickel Project until such time as Lifezone becomes self-financing from the commercial production of metals and minerals and royalties received from intellectual property rights linked to its Hydromet Technology. To the extent that Lifezone foresees increasing financing risks, jeopardizing the existence of Lifezone, Lifezone can accelerate a reduction of costs and aim for smaller, more targeted capital raises.

Our cash and cash equivalents of $20.14 million as of December 31, 2025 and the $40.0 million of undrawn senior secured bridge loan facility as of December 31, 2025 , will be insufficient to fund our operating and other expenses and expenditure over the next 12 months. In this assessment, we consider the Board of Directors making the Financial Investment Decision for the Kabanga Nickel Project, which will materially increase our investment cash flows and require raising equity and debt through a multi-sourced project financing solution. That means that our future viability is dependent on our ability to raise additional capital to fund corporate working capital expenditure, Kabanga Nickel Project developments, potential new projects and acquisitions and to fund operations.

As the senior secured bridge loan facility is ringfenced for the Kabanga Nickel Project, corporate overheads, the investment in the PGM Recycling Partnership with Glencore, other expenses linked to our IP segment and costs linked to business development activities, will require near-term and alternative funding solutions from the Kabanga Nickel Project. Such solutions, which are required within the next 6 months, might include further equity offerings at the Lifezone Metals level. To maintain liquidity, management could also consider reducing operating costs, pausing capital expenditures, restructuring interest-paying debt, or maximising external revenues from the Simulus hydromet laboratory based in Perth, Australia.

These conditions give rise to a substantial doubt about our ability to continue as a going concern, as there can be no assurance Lifezone will be able to raise the required financing through a combination of equity offerings, debt financings, strategic alliances, off-take agreements and/or licensing arrangements in the future. Notwithstanding this substantial doubt, the directors of Lifezone consider it appropriate to prepare the financial statements on a going concern basis as they believe that Lifezone will be able to raise further funding as set out above. The financial statements do not include the adjustments to the amounts and classification of assets and liabilities that may be necessary if Lifezone was unable to continue as a going concern.

2.4. Business combinations and goodwill
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at the acquisition date fair value, and the amount of any NCI in the acquiree.
Acquisition-related costs are expensed as incurred and included in administrative expenses.

Lifezone determines that it has acquired a business when the acquired set of activities and assets includes an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.
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
Changes in Lifezone’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for NCI over the fair value of the identifiable net assets acquired and liabilities assumed.
Any deferred consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Deferred consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Deferred consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 - Financial Instruments - is measured at fair value, with changes in fair value recognized in the consolidated statement of comprehensive loss in accordance with IFRS 9.
2.5. Functional and presentation currency
These consolidated financial statements are presented in "USD" which is the functional currency of Lifezone Metals, and all values are rounded to the nearest USD, except where otherwise indicated. The functional currency is the currency of the primary economic environment in which the entity operates. Accordingly, Lifezone presents its financial results and financial position in USD, expressed as $ in this document.
Certain subsidiaries of Lifezone Metals have functional currencies different from USD. LZ Services Limited ("LZSL"), a company incorporated in England and Wales has GBP as its functional currency whereas Lifezone Asia-Pacific Pty Ltd ("LZAP") and Simulus are incorporated in Australia and have functional currencies as AUD.
2.5.1. Foreign currency transactions and balances
Transactions in foreign currencies are initially recorded using the rate of exchange ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions, as well as from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the consolidated statement of comprehensive loss.
Assets and liabilities are translated into Lifezone’s reporting currency using the exchange rates in effect at balance sheet dates. Equity accounts are translated at historical rates, except for the change in retained earnings during the year, which is the result of the income statement translation process. Revenue and expense accounts are translated using the average exchange rate during the period. The cumulative translation adjustments associated with the net assets of foreign subsidiaries are recorded in accumulated foreign currency translation reserves in the consolidated statements of changes in equity.
Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

2.6. Revenue recognition
Revenue is derived from research and laboratory services provided by our Simulus business in Australia. Prior to the acquisition of Simulus revenue included consulting and management services related to Lifezone’s licenses of patents for use in mineral beneficiation operations of joint ventures primarily in Africa and consulting and management services to other companies.
Lifezone has not generated any revenues from its Metals Extraction and refining business as Kabanga Nickel Project continues to be classified as an exploration and evaluation asset.
Transaction prices are stated within the agreement or are verbally agreed to with no variable elements and are allocated to one performance obligation. Accordingly, revenues from the sale of consulting and management services are recognized at the transaction price during the period the services were provided.
When Lifezone fulfills its performance obligation prior to receiving payment, the company records either a contract asset or a receivable in its consolidated statement of financial position. The classification depends on whether any conditions other than the passage of time must be met before payment becomes due.
2.7. Cost of sales
Cost of sales includes costs directly related to the provision of services.
2.8. Impairment of non-financial assets
Lifezone assesses at each reporting date whether there is an indication that an asset or Cash Generating Unit ("CGU") may be impaired. If any indication exists, or when annual impairment testing for an asset is required, Lifezone estimates the assets or the CGU’s recoverable amount. An asset’s recoverable amount is the higher of an asset's or CGU’s fair value less costs of disposals and its value in use.
When the carrying amount of an asset (or a CGU) exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. For assets where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately in the consolidated statement of comprehensive loss.
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
2.9. Interest expense and income
Interest income and expense is recognized using the effective interest rate method. Interest income is derived primarily from interest on deposits and cash at bank while interest expense is incurred primarily on debt instruments, deferred considerations and finance leases.
2.10. Taxation
Tax expense is recognized in the consolidated statement of comprehensive loss and comprises the sum of current and deferred tax not recognized in other comprehensive income or directly in equity.
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
2.11. Exploration and evaluation expenditure
Lifezone’s activities involve the search for mineral resources, the determination of the technical feasibility and the assessment of the commercial viability of an identified mineral resource, and report exploration and evaluation expenditure by applying an accounting policy consistently developed using the IFRS framework, including definitions and concepts outlined in IFRS 6 - Exploration for and Evaluation of Mineral Resources.
Lifezone applies the area of interest method when accounting for exploration and evaluation costs. All direct costs related to the acquisition of exploration rights are capitalized as an intangible asset on a property-by-property basis and mineral licenses adjacent to each other will be combined into a project if managed together. Once the legal right to explore has been acquired, costs are charged to the consolidated statement of comprehensive loss as incurred, unless Lifezone concludes that future economic benefits are more likely than not to be realized. Capitalized exploration and evaluation expenditure includes a wide range of exploration, evaluation and study related costs, including related overhead costs in Tanzania and financing costs. All other costs which do not meet Lifezone's capitalization policy are expensed during this phase and are included in “General and administrative expenses’ in the consolidated statement of comprehensive loss.
Exploration and evaluation assets consist of certain mining data acquired in conjunction with the acquisition of the legacy Kabanga Nickel Project from Barrick Gold Corporation ("Barrick") and Glencore in 2021. Following the completion of the Feasibility Study of the Kabanga Nickel Project Lifezone is working towards a FID on the project.
Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down. An impairment loss is recognized in the consolidated statement of comprehensive loss.
An exploration and evaluation asset shall no longer be classified as such when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Lifezone considers this threshold achieved once a FID is made. Exploration and evaluation assets shall be assessed for impairment indicators, and any impairment loss recognized, before reclassification.
As of December 31, 2025, Lifezone had defined the Kabanga Nickel Project as its only exploration and evaluation asset, comprising a SML and several prospecting licenses in close proximity, all being explored for the same minerals, managed by the same personnel and owned by TNCL. Study work undertaken for the potential downstream processing at Kahama, was considered an integral part of the project, as it forms part of the Feasibility Study.
An impairment review is undertaken when indicators of impairment arise, but typically when one of the following circumstances applies:
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

At each reporting date, Lifezone reviews the carrying amounts of its mining interests to determine if any indicators of impairment exist. If any such indicators exist, the recoverable amount of the asset is estimated in order to determine the extent of any impairment loss, if any. On the basis of the above assessment, management is not aware of any facts or circumstances that would suggest the carrying amount of the exploration and evaluation asset may exceed its recoverable amount.
2.12. Other intangible assets with finite lives
Lifezone’s other intangible assets consist of computer software and patents. Other intangible assets are initially recognized at acquisition cost or acquired as part of a business combination and carried at historical cost less accumulated amortization and impairment losses, if any. Subsequent acquisitions are included in the asset’s carrying amount or recognized as a separate asset as appropriate only when it is probable that future economic benefits associated with the item will flow to Lifezone and the cost of the item can be measured reliably.
Other intangible assets are amortized on a straight-line basis over their estimated useful lives, which are as follows:

Computer software	3 years
Patents	12 years
Other Intangible assets with finite lives are assessed for impairment whenever there is an indication that the intangible asset may be impaired.
2.13. Property and equipment
Property and equipment are initially recognized at acquisition cost and carried at historical cost less accumulated depreciation and impairment losses, if any. Subsequent acquisitions are included in the asset’s carrying amount or recognized as a separate asset as appropriate only when it is certain the item can be measured reliably. Depreciation is calculated using the straight-line method to allocate the property and equipment’s value over the lower of their legal or estimated useful lives. Property and equipment with indefinite lives are not depreciated and are assessed for impairment on an annual basis. All repair and maintenance costs are recognized in consolidated statement of comprehensive loss as incurred.
Depreciation is calculated on a straight-line basis over the estimated economic lives of the following assets:

Office and computer equipment	5 years
Laboratory and testing equipment	2-5 years
Buildings	40 years
Transportation equipment	5 years
An item of property and equipment and any significant part initially recognized is de-recognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising from de-recognition of the asset is recognized in the consolidated statement of comprehensive loss.
The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.
2.14. Right-of-use assets and Lease Liabilities
Lifezone has lease contracts used in its operations with an original lease term of 3 - 5 years. Lifezone’s obligations under its leases are secured by the lessor’s title to the leased assets.
Lifezone recognizes right-of-use assets at the commencement date of the lease (i.e., the date when the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. Right-of-use assets are also tested for impairment when there are any indicators of impairment.
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
Lease payments contain two elements, principal and interest. Interest expense is presented as part of interest costs in the consolidated statements of comprehensive loss and measured using the effective interest method. Principal and interest portions of lease payments were presented within financing activities in the consolidated statement of cash flows. The carrying amount of lease liabilities is remeasured if there is a change in the future lease payments due to a change in index or rate.
If ownership of the leased asset transfers to Lifezone at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset and the asset is depreciated on a straight-line basis.
2.15. Inventories
Inventories are stated at the lower of cost (calculated on a weighted average basis) and net realizable value. Net realizable value refers to the net amount that an entity expects to realize from the sale of inventory in the ordinary course of business. Cost comprises direct purchase costs.
2.16. Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and demand deposits, together with other short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value. Lifezone has not experienced any losses on such amounts. Bank balances for which use by the group is subject to third party contractual restrictions are included as part of cash unless the restrictions result in a bank balance no longer meeting the definition of cash. Contractual restrictions affecting use of bank balances are disclosed in note 10.
2.17. Share-based payments
Lifezone operates share-based payment arrangements under which employees, consultants and directors receive equity instruments of Lifezone Metals, including Restricted Stock Units ("RSUs") and Stock Options. These awards are accounted for in accordance with IFRS 2 – Share-based Payment.
Equity-settled share-based payments
Equity-settled share-based payments are measured at the fair value of the equity instruments granted at the grant date. The fair value is determined using an appropriate valuation model, such as the Black-Scholes option pricing model for stock options or the market price of the Company’s shares on the grant date for RSUs, adjusted for any applicable market-based vesting conditions.
The fair value is determined at the grant date and is expensed on a straight-line basis over the vesting period, based on Lifezone's estimate of the number of equity instruments that will ultimately vest. At each reporting date, Lifezone revises its estimates of the number of awards expected to vest and recognizes the impact of any revision in the consolidated statement of comprehensive loss, with a corresponding adjustment to equity. The fair value determined at the grant date is fully expensed on grant where the vesting is not subject to any service conditions.
Share options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.
Vesting conditions
Vesting of RSUs and stock options is generally subject to the satisfaction of service conditions and, in certain cases, performance conditions. Service conditions require continued employment over a specified period. Performance conditions are based on the achievement of specified performance targets on Lifezone's own operations (non-market conditions) or on the price of Lifezone's ordinary shares (market-based condition). Market-based conditions are reflected in the fair value at grant date and are not subsequently adjusted for differences between expected and actual outcomes. Non-market conditions are taken into account in estimating the number of awards expected to vest.
Settlement and exercise
Upon vesting:
•RSUs are settled by the issue of ordinary shares of Lifezone.
•Stock Options may be exercised by employees within the contractual exercise period at the pre-determined exercise price.
No cash is received by Lifezone in respect of RSU settlements. Proceeds received from the exercise of stock options, net of any directly attributable transaction costs, are credited to share capital and share premium.
Replacement of awards
Where an award is designated as a replacement award, any incremental fair value must be recognized over the vesting period of the replacement award. The incremental fair value is the difference between the fair value of the original award and that of the modified award, both measured at the date of modification.
2.18. Warrants
Warrants are classified as either a liability or equity on inception, depending on the terms of the agreement. Warrants are only classified as equity when they are settled by the entity delivering a fixed number of its own equity instruments and receiving a fixed amount of cash or another financial asset. Lifezone assesses the appropriate classification of Warrants at the time of inception.
The fair value of warrants is independently valued using a Black-Scholes option pricing model.
Warrants that are classified as liabilities are subsequently measured at fair value with changes in fair value reported in the consolidated statement of comprehensive loss.
2.19. Earnouts
Earnouts represent payment arrangements whereby the additional purchase consideration on acquisition is contingent on the future financial performance of Lifezone. Earnouts are classified as either a liability or equity on inception, depending on the terms of the agreement.
Lifezone determined that both Lifezone Holdings and Sponsor shareholder earnout should be classified as equity after assessment under IFRS 2 - Share-based Payment. Refer to Note 25 for details.
The fair value of earnouts is independently valued based on a Monte Carlo simulation model.

2.20. Provisions
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
Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. The periodic unwinding of the discount is recognized in the consolidated statement of comprehensive loss as part of interest expense. As at December 31, 2025, no provision for asset retirement obligation was required given all disturbances to natural environment are made good by Lifezone on an ongoing basis.
2.21. Financial instruments
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
After initial recognition, these are measured at amortized cost using the effective interest method and are subject to impairment. Discounting is omitted where the effect of discounting is immaterial. Lifezone’s cash and cash equivalents, related party receivables and trade and other receivables fall into this category of financial instruments measured at amortized cost.
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

Interest income
For all financial instruments measured at amortized cost, interest income is recognized using the effective interest rate method. The effective interest rate is the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Interest income is recognized in the consolidated statement of comprehensive loss.
Classification and initial measurement of financial liabilities
All financial liabilities are recognized initially at fair value. Lifezone’s financial liabilities include convertible debenture debt, senior secured bridge loan facility, trade and other payables and deferred consideration.
Financial liabilities are measured subsequently at amortized cost using the effective interest method unless such liabilities are classified as Financial Liabilities at Fair Value Through Profit and Loss ("FVTPL") with gains or losses recognized in consolidated statement of comprehensive loss. The embedded derivative in our convertible debentures are classified as FVTPL with gains or losses recognized in consolidated statement of comprehensive loss.
All interest-related charges and, if applicable, changes in an instrument’s fair value (example embedded derivatives) are reported in consolidated statement of comprehensive loss unless such charges are eligible for capitalization.
Payables
This category pertains to financial liabilities that are not held for trading or not designated as at FVTPL upon the inception of the liability. These include liabilities arising from operations (e.g., accounts payable and accrued liabilities). Payables are recognized initially at fair value and are subsequently carried at amortized cost. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. This accounting policy applies to Lifezone’s trade and other payables.
Derecognition
Financial liabilities are derecognized when the associated obligation is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in consolidated statement of comprehensive loss
Deferred transaction costs
Fees paid to enter into the senior secured bridge loan facility are recognized as transaction costs. These costs include fees such as arrangement fees, advisory, legal, and technical due diligence fees. Additionally, the fair value of warrants issued to the lenders as consideration for entering into the facility are included in these costs. Management determined that the transaction costs are all attributable to the initial drawdown and subsequent drawdowns and as a result, decided to allocate the transaction costs to the facility in proportion to the drawdowns.
Transaction costs solely related to the initial advance are included in full in the debt's initial measurement. Transaction costs related to both the initial drawdown and the subsequent drawdown are allocated on a pro-rata basis. As a result, a percentage of the costs are included in the debt's initial measurement (included in the effective interest rate calculation) and the remainder is deferred as an asset (included in the non-current asset line "Deferred transaction costs" in the consolidated statement of financial position) and will be deducted from the liability pro-rata when subsequent drawdowns occur. Deferred financing costs are amortized from the date of the drawdowns to the date of the expiry of the facility on a straight-line basis.
2.22. Fair value measurement
This section describes the valuation methodologies Lifezone uses to measure financial and non-financial instruments accounted for at fair value including certain liabilities like embedded derivatives and deferred consideration.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:
•In the principal market for the asset or liability or
•In the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible to Lifezone.
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
Financial Instruments for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
•Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities
•Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
•Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable
External valuers are engaged by Lifezone for valuation of share options, earnout, warrants, restricted stock units and embedded derivatives. Involvement of external valuers is determined by management based on market knowledge, reputation, independence and whether professional standards are maintained. Fair values of share options, earnout, warrants, restricted stock units, deferred consideration and embedded derivatives are categorized as Level 3 fair values under IFRS.
2.23. Investments in joint ventures
Under the equity method, investment in joint ventures is carried in the consolidated statement of financial position at cost and adjusted thereafter for the post-acquisition change in Lifezone’s share of the profit and loss and other comprehensive income of the joint ventures. After the interest in the joint ventures is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Lifezone has incurred legal or constructive obligations or made payments on behalf of the joint ventures.
The financial statements of the joint venture are prepared for the same reporting period as Lifezone. When necessary, adjustments are made to bring the accounting policies in line with those of Lifezone.
Lifezone determines at each reporting date whether there is any objective evidence that the investment in joint ventures is impaired.
2.24. Deferred consideration
Recognition and Measurement
Deferred consideration arises from business combinations or asset acquisitions where part of the purchase price is payable at a future date. Where the deferred consideration is classified as a financial liability, it is initially measured at its fair value in accordance with IFRS 3 and IFRS 9. The fair value is determined by discounting the expected future payments to present value using an appropriate discount rate that reflects the time value of money and the risks specific to the liability.
If the deferred consideration is classified as equity (e.g., when settled by a fixed number of Lifezone’s own equity instruments for a fixed amount), it is measured at fair value at the acquisition date and is not subsequently remeasured.
Deferred consideration classified as a financial liability is subsequently measured at amortized cost using the effective interest method, unless it contains a derivative component (e.g., contingent on future events or indexed to share price), in which case it is measured at fair value through profit or loss ("FVTPL") with changes in fair value recognized in the consolidated statement of comprehensive loss.
2.25. Borrowing costs
Borrowing costs directly attributable to the development of the Kabanga Nickel Project are added to the cost of the project until such time as the project is substantially ready for its intended use or sale. Where funds are borrowed specifically, costs eligible for capitalization are the actual costs incurred less any income earned on the temporary investment of such borrowings. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in consolidated statement of comprehensive loss in the period in which they are incurred.
2.26. Adoption of new and revised standards
Lifezone has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
The following amendment applies for the first time in 2025, but does not have an impact on the consolidated financial statements of Lifezone:
•Lack of Exchangeability (Amendments to IAS 21) - The amendment provides guidance for entities to apply a consistent approach to the assessment of whether a currency is exchangeable at the measurement date and for a specific purpose, and if not, the determination of the exchange rate to be used for measurement purposes and the disclosures to be provided in their financial statements. A currency is exchangeable when there is the possibility of exchanging it for another currency, with normal administrative delays, and the transaction occurs through markets or exchange mechanisms that create enforceable rights and obligations. The amendment is effective for annual reporting periods beginning on or after January 1, 2025.
Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. The standards and interpretations that are issued, but are not yet effective, up to the date of issuance of Lifezone’s financial statements that Lifezone reasonably expects may have an impact on its disclosures, financial position or performance when applied at a future date, are disclosed below.
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

3. Significant accounting judgements and estimates
The preparation of Lifezone’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures including the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in the future period.
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
Exploration and evaluation assets
The application of Lifezone’s accounting policy for exploration and evaluation expenditure requires judgement, the use of estimates and assumptions to determine whether future economic benefits are likely from either future exploitation or sale. Under IFRS 6 - Exploration for and Evaluation of Mineral Resources, entities recognizing exploration and evaluation assets are required to perform an impairment test on those assets when specific facts and circumstances outlined in the standard indicate an impairment test is required. The assets are tested for impairment indicators or when the technical feasibility and commercial viability of extracting a mineral resource are not demonstrable.
Lifezone capitalizes certain exploration and evaluation expenses in accordance with its accounting policy. There is no certainty that costs incurred during exploration and evaluation will result in discoveries of commercial quantities of minerals. Lifezone applies judgment to determine whether indicators of impairment exist for these capitalized costs.
At December 31, 2025, Lifezone concluded that no impairment indicators exist for any of its exploration and evaluation assets and that the capitalized costs are supported by external (market capitalization) and internal valuations.
Assessment of the classification of earnouts
Earnouts represent payment arrangements whereby the additional purchase consideration on acquisition is contingent on the future financial performance of Lifezone. Earnouts are classified as either a liability or equity on inception, depending on the terms of the agreement. Lifezone determined that both the Lifezone Holdings and the Sponsor shareholder earnout should be classified as equity after assessment under IFRS 2 - Share-based Payment. Refer to Note 25 for details.
Classification of deferred consideration in the cash flow statement
The payments of deferred consideration in relation to the acquisition of the Kabanga Nickel Project were recognized as cash outflows from investing activities in the consolidated statement of cash flows as it represents amounts paid for the acquisition of mining data. Lifezone believes that this is the appropriate classification in accordance with the nature of the underlying transaction and payment terms which are not deemed to have any financing element embedded.
3.2 Significant accounting estimates
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. Lifezone based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of Lifezone. Such changes are reflected in the assumptions when they occur.
Fair value of Warrants
Warrants are measured at fair value at recognition. Warrants are fair valued using a Monte-Carlo or other appropriate pricing model, taking into account the terms and conditions attached to the Warrants. Key inputs used in making the estimate are disclosed in Note 24.3 where warrants were classified as a liability. Equity-classified warrants are not subsequently revalued but liability-classified warrants are measured at fair value through profit or loss, with changes in fair value recognized in the consolidated statement of comprehensive loss.
Warrants issued in connection with the 2025 Offering are recorded as a liability. As at the issuance date, the liability related to warrants, totaling $9,910,000, was valued using the Monte-Carlo model. The liability related to warrants is remeasured at the end of each period at fair value through profit or loss. It is classified in Level 3 of the fair value hierarchy. At each reporting date, the fair value of the liability related to warrants is determined using the Monte-Carlo model, which uses significant inputs that are not based on observable market data, hence the classification in Level 3.
A sensitivity analysis was performed by Lifezone on the assumptions related to share price volatility. A 10% increase or decrease in the share price volatility assumption results in approximately a 10% increase or decrease in the value of the liability.
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
Upon recognition, Lifezone uses the residual value method to allocate the principal amount of the convertible debentures between the two components: a host debt instrument and embedded derivatives. Under this method, the fair value of the embedded derivative is determined first, and any residual amount is assigned to the host debt instrument. Any subsequent changes in the fair value of the embedded derivative is recorded in the consolidated statement of comprehensive loss. The host debt instrument is measured using the effective interest method in all subsequent periods.
The effective interest method is a method for calculating the amortized cost of a financial liability and for allocating the interest expenses throughout the relevant credit period. The effective interest rate is the rate that accurately discounts the forecasted future cash flows over the financial liability’s expected lifetime to its’ carrying value, or, when appropriate, over a shorter period.
Deferred consideration
The fair value of the deferred consideration payable to BHP for the acquisition of its 17% interest in Kabanga Nickel Limited is determined using a present value technique, discounting expected future payments at a 21.5% rate. The calculation incorporates management’s estimates of the timing of key project milestones, specifically, the FID and first commercial production.

Significant judgment is required in estimating the timing of the FID and commercial production dates, as these dates directly affect the timing of payments. Management uses a probability-weighted approach, considering a base case (e.g., FID in June 2026, commercial production in March 2029), a delayed case (12 months later), and an accelerated case (such as a change of control), with probabilities assigned to each scenario based on current project status and risks.

The fair value measurement is sensitive to changes in key assumptions:
•A significant increase or decrease in the discount rate, or a change in the expected timing of payments, would result in a higher or lower fair value of the deferred consideration.
•Changes in Lifezone’s share price at the valuation date also directly impact the estimated amount of the indexed payment.
•Adjustments to the probabilities assigned to each scenario can materially affect the resulting fair value.
Management reviews these estimates regularly and updates them as new information becomes available. Any changes in the fair value of the deferred consideration are recognized in profit or loss in the period in which they arise.

4. Segment information
For management purposes, Lifezone is organized into business units based on the main types of activities and has three reportable operating segments, as follows:
•Metals Extraction;
•Intellectual Property (“IP”); and
•Corporate
The Metals Extraction segment of the business consists of Lifezone’s interest in KNL, comprising the Kabanga Nickel Project (''Metals Extraction''). The IP segment comprises patents held and managed by Lifezone Limited, a team of highly skilled engineers, scientists and technicians based in Lifezone’s Simulus hydromet laboratory based in Perth, a strategic partnership with Sedibelo Resources Limited ("SRL") and Industrial Development Corporation ("IDC") regarding the development of the potential Kell-Sedibelo-Lifezone Refinery and the agreement between Lifezone and Glencore to recycle PGM in the United States.

The Chief Executive Officer ensures that the corporate strategy determined by the board is being implemented. He manages Lifezone on a day-to-day basis, monitors and reports on the operating results of the business units for the purpose of making decisions about resource allocation and performance assessment and acts as Lifezone’s Chief Operating Decision Maker. Segment performance is evaluated based on cash flows and operating profit or loss before taxes.

Lifezone’s financing and treasury operations are centrally managed at the group level. These activities, along with other group-related functions, are reported under Corporate. Additionally, revenue in Corporate includes the provision of management services to the operating segments.

Each of these operating segments is managed separately as each requires different managerial and technological expertise, marketing approaches and other resources. All inter-segment transfers are carried out at arm’s length, under terms comparable to transactions with third parties.

Inter-segment eliminations and transactions are identified separately, and the combined segments’ information is reconciled to the statement of financial position and statement of comprehensive income. Inter-segment revenues are eliminated upon consolidation and reflected in the "Inter-segment eliminations" column.

	Intellectual Property	Metals Extraction	Corporate	Inter-Segment eliminations	Total
	$	$	$	$	$
For the year ended December 31, 2025
Revenue	1,746,681	-	4,734,751	(5,424,389)	1,057,043
Cost of Sales	(533,595)	-	(4,360,626)	4,360,626	(533,595)
Gain (loss) on foreign exchange	703,759	(493,722)	(27,876)	-	182,161
General and administrative expenses	(4,023,165)	(1,756,023)	(14,784,102)	2,885,435	(17,677,855)
Depreciation and amortization	(1,368,350)	(22,767)	(52,123)	-	(1,443,240)
Interest income	5,239,492	99	488,269	(5,191,703)	536,157
Fair value gain on embedded derivatives	-	-	15,615,000	-	15,615,000
Fair value loss on warrant	-	-	(1,040,000)	-	(1,040,000)
Loss on remeasurement of deferred consideration	(668,116)	-	-	-	(668,116)
Interest expense	(20,951)	(72,418)	(10,304,516)	-	(10,397,885)
Gain (loss) before tax	1,075,755	(2,344,831)	(9,731,223)	(3,370,031)	(14,370,330)

As at December 31, 2025
Segment assets	144,404,325	165,038,598	153,679,239	(287,370,479)	175,751,683
Segment liabilities	26,695,036	102,843,488	58,642,182	(85,261,778)	102,918,928

	Intellectual Property	Metals Extraction	Corporate	Inter-Segment eliminations	Total
	$	$	$	$	$
For the year ended December 31, 2024
Revenue from customers	4,169,658	-	6,914,532	(10,943,668)	140,522
Cost of Sales	(2,071,949)	-	(6,773,508)	8,758,585	(86,872)
Gain (loss) on foreign exchange	(8,112)	471,663	(693,104)	4,247	(225,306)
Goodwill impairment	(9,020,813)	-	-	-	(9,020,813)
General and administrative expenses	(4,190,621)	(5,256,215)	(29,913,671)	1,767,150	(37,593,357)
Depreciation and amortization	(1,359,611)	(39,199)	(89,985)	-	(1,488,795)
Interest income	76,438	961	4,423,867	(2,159,195)	2,342,071
Fair value gain on embedded derivatives	-	-	5,771,000	-	5,771,000
Interest expense	(30,809)	(353,530)	(6,050,318)	-	(6,434,657)
Loss before tax	(12,435,819)	(5,176,320)	(26,411,187)	(2,572,881)	(46,596,207)

As at December 31, 2024
Segment assets	7,185,012	123,400,083	92,982,474	(66,914,096)	156,653,473
Segment liabilities	3,792,443	64,496,247	58,389,664	(69,351,882)	57,326,472

	Intellectual Property	Metals Extraction	Corporate	Inter-Segment eliminations	Total
	$	$	$	$	$
For the year ended December 31, 2023
Revenue from customers	9,153,646	-	5,492,548	(13,168,368)	1,477,826
Cost of Sales	(753,914)	-	-	-	(753,914)
Interest income	106,998	307,610	152,582	-	567,190
Gain (loss) on foreign exchange	(23,662)	203,621	(319)	-	179,640
General and administrative expenses	(4,989,038)	(8,027,952)	(365,516,596)	13,168,368	(365,365,218)
Depreciation and amortization	(473,752)	(220,869)	(18,363)	-	(712,984)
Gain on remeasurement of deferred consideration	-	156,047	-	-	156,047
Interest expense	(9,365)	(187,293)	(15,321)	-	(211,979)
Income (loss) before tax	3,010,913	(7,768,836)	(359,905,469)	-	(364,663,392)

As at December 31, 2023
Segment assets	29,653,933	76,110,868	36,497,552	-	142,262,353
Segment liabilities	6,228,145	12,044,608	1,706,834	(6,030,761)	13,948,826
Geographical analysis

	For the years ended,
	December 31, 2025	December 31, 2024	December 31, 2023
Revenue	$	$	$
South Africa	-	-	810,350
Australia	1,057,043	140,522	384,358
Rest of the world	-	-	283,118
Total	1,057,043	140,522	1,477,826

Non-current Assets
Tanzania	144,521,639	120,092,503	72,079,131
Australia	3,075,959	4,222,057	14,731,033
Rest of the world	705,488	679,720	629,325
Total	148,303,086	124,994,280	87,439,489

5. Revenue

	For the years ended,
	December 31, 2025	December 31, 2024	December 31, 2023
	$	$	$
Kellplant Proprietary Ltd	-	-	129,680
Kelltechnology SA Proprietary Ltd	-	-	684,407
Consulting and management fee from joint ventures	-	-	814,087
Technical and laboratory services revenue	1,057,043	140,522	663,739
Total revenue	1,057,043	140,522	1,477,826
Technical and laboratory services revenue of $1,057,043 during the year ended December 31, 2025 (2024: $140,522) is attributed to technical and laboratory services provided by Simulus to third-party customers.
6. Interest income

	For the years ended,
	December 31, 2025	December 31, 2024	December 31, 2023
	$	$	$
Interest on related party loan	-	-	6,841
Interest on bank deposits	536,157	2,342,071	560,349
Total	536,157	2,342,071	567,190
Lifezone generates interest income through its corporate treasury operations by investing group cash in the Secured Overnight Financing Rate (“SOFR”) or term deposit facilities provided by its two primary international banking partners.
7. Interest expense

		For the years ended,
	Note	December 31, 2025	December 31, 2024	December 31, 2023
		$	$	$
Interest accretion on deferred consideration		-	306,388	159,904
Interest accretion on lease liability	20	95,219	86,407	52,075
Debenture interest	21	10,301,143	6,039,527
Other interest expenses		1,523	2,335	-
		10,397,885	6,434,657	211,979
Interest accretion on deferred consideration liability relates to the acquisition of the Kabanga Nickel Project from Barrick and Glencore in 2019. This liability was settled at the end of 2024.
Interest on lease liability relates to long term leases of office space, accommodation units and warehouse premises in Tanzania and Australia as disclosed in Note 20.
Debenture interest relates to interest accrued on the debt portion of the convertible debentures as disclosed in Note 21.
Interest expenses (after deduction of any interest received on any amounts temporarily invested) on the senior secured bridge loan facility has been capitalized to Exploration and Evaluation assets as these are borrowing costs directly attributable to the development of the Kabanga Nickel Project. For further details on the senior secured bridge loan facility and the capitalization of related interest, please refer to Note 21.2 and Note 15.

8. Fair value gains on embedded derivatives

	For the years ended,
	December 31, 2025	December 31, 2024	December 31, 2023
	$	$	$
Fair value gains on embedded derivatives	15,615,000	5,771,000	-
Total	15,615,000	5,771,000	-
On December 31, 2025, the embedded derivative liability component of the convertible debentures as disclosed in Note 21, was reassessed to be $5,153,000 compared to $20,768,000 as at December 31, 2024. The decrease in fair value of $15,615,000 is largely due to the fall in the price of Lifezone Metals share during the year from $6.95 as at December 31, 2024 to $4.27 as at December 31, 2025. This decline in share price has reduced the likelihood that debenture holders will exercise their option to convert debentures into ordinary shares of Lifezone at the conversion price of $8.00 per share. In addition, the passage of time has shortened the period remaining until expiry. The resulting $15,615,000 fair value decrease has been recognized as a gain in the consolidated statement of comprehensive loss.
On December 31, 2024, the embedded derivative liability component of the convertible debentures was reassessed to be $20,768,000 compared to $26,539,000 on initial recognition. The decrease in fair value of $5,771,000 in 2024 is largely due to the decrease in share price of Lifezone Metals during the year, passage of time and market credit spreads decreasing.

9. General and administrative expenses
The following summary key expenses are included in general and administrative expenses for the year ended:

		For the years ended,
	Note	December 31, 2025	December 31, 2024	December 31, 2023
		$	$	$
Wages & employee benefits		4,105,566	2,670,496	2,620,350
Consultancy fees		2,189,483	2,309,474	2,980,497
Professional fees		1,178,863	2,214,068	3,197,712
Legal expenses		1,207,985	1,209,758	5,121,915
Directors’ fees		721,540	721,697	591,631
Depreciation of property and equipment		1,027,102	1,042,606	524,959
Depreciation of right-of-use assets	12	321,414	347,816	353,851
Gain on disposal of property and equipment		-	(134)	-
Amortization of intangible assets	14	141,769	181,991	163,147
Impairment of VAT receivables	11	574,270	1,749,527	4,617,911
Provision for withholding tax payable		4,173	3,434,062	-
Provision for bad debt		-	478,558	-
Impairment of deposit	11	400,000	-	-
Share-based expense - Lifezone Holdings shareholder earnout		-	-	248,464,035
Share-based expense - Sponsor earnout		-	-	17,094,750
SPAC Transaction expenses		-	-	76,857,484
Share-based expense - RSU & share options	25	2,121,036	17,818,907	-
Travel		310,817	552,276	574,776
Audit & accountancy fees		1,420,535	915,101	1,451,510
Taxes & licenses		13,396	30,297	-
Insurance		908,226	1,555,306	970,517
Other administrative expenses		2,474,920	1,850,346	493,157
Total		19,121,095	39,082,152	366,078,202
Lifezone capitalizes exploration and evaluation costs related to the Kabanga Nickel Project to exploration and evaluation assets. Capitalized exploration and evaluation expenditure includes a wide range of exploration, evaluation and study related costs, including general, administrative and financing costs that are related to the Kabanga Nickel Project. General and administrative expenses included in the consolidated statements of comprehensive loss are costs that are expensed either because such costs do not relate to the Kabanga Nickel Project or are not eligible for capitalization under Lifezone's accounting policy.
Provision for withholding tax payable
In 2020, KNCL, a subsidiary of Lifezone, filed a tax appeal with the Tax Revenue Appeals Tribunal, contesting a withholding tax assessment imposed by the TRA on imported services. These services were provided by non-resident entities during a period when KNCL was jointly owned by Barrick and Glencore. On January 21, 2021, the TRA issued an Agency Notice to KNCL’s bank, Citi Bank Tanzania Limited, leading to the transfer of the company’s total bank balance of TZS 823.40 million ($335,398) as of January 31, 2021, to the TRA. KNCL is a non-operating entity whose retention mining license were revoked by the Government of Tanzania in 2018, ahead of the acquisition by Lifezone and carries a de-minimis amount of cash.

Subsequently, on April 22, 2021, the TRA lifted the Agency Notice until further notice, pending a hearing and final determination of the case. On July 30, 2024, the Court of Appeal ruled in favor of the TRA, dismissing KNCL’s appeal and confirming the tax assessment of TZS 8.43 billion ($3.43 million) as payable. Following this ruling, a provision of $3.43 million (equivalent to TZS 8.43 billion) has been made, covering the principal tax amount plus interest.
On August 19, 2024, the TRA issued a further demand notice for the withholding tax of TZS 8.43 billion ($3.43 million), along with additional interest for late payment. In March 2025, this additional interest was revised to TZS 12.36 billion ($5.03 million).
Lifezone continues to challenge the demand notice through proactive discussions with the TRA. While the outcome of these discussions is uncertain, based on progress of these discussions and legal advice obtained, Lifezone believes that it can successfully negotiate a waiver of the additional interest charges. Lifezone has not provided for any additional interest charges as, based on ongoing discussions with the TRA, any material outflow is not considered probable. However, if the TRA does not waive the additional interest charges, there is a possibility that KNCL could face an additional liability of up to $5.03 million (TZS 12.36 billion). Following resolution of this matter Lifezone intends to place KNCL in voluntary liquidation. KNCL does not hold the SML and any liquidation has no impact on Lifezone's operations.

During 2025, Lifezone and its Tanzanian entities engaged in discussions with the Government of Tanzania to amend the existing Framework Agreement and agreed on a mechanism to resolve several outstanding matters with the Tanzania Revenue Authority (TRA). Based on the advice received and the advanced stage of the Framework Agreement negotiations, management believes it is likely that Lifezone will not be required to pay the additional interest charges of $5.03 million (TZS 12.36 billion) in relation to the withholding tax assessment. However, as the amended Framework Agreement has not yet been signed or become effective, it is considered probable, though not certain, that no payment will be required in respect of the assessed amounts.

Share-based payment expenses
Share-based payment expenses of $2.12 million during the year ended December 31, 2025, (2024: $17.82 million) were recognized in accordance with IFRS 2- Share-based Payment in relation to Stock options and RSUs granted to employees, consultants and directors. For details refer to Note 25.
Impairment of VAT receivables
The VAT receivables in Tanzania were fully provided for, following the rejection by the TRA of our VAT refund application related to goods and services procured for the Kabanga Nickel Project. For the year ended December 31, 2025, a provision of $574,270 was recorded in the consolidated statement of comprehensive loss, compared to $1.75 million in 2024. Total provision as at December 31, 2025, is $6.94 million (2024: $6.37 million). TNCL has formally contested the TRA’s decision, asserting that the rejection is unfounded, as the purchases were directly linked to its economic activities in Tanzania, aimed at developing the Kabanga Nickel Project with the ultimate goal of producing and exporting metals. Lifezone remains actively engaged with the Government of Tanzania and continues to monitor the situation closely, seeking a favorable resolution in line with applicable local laws and regulations.

10. Cash and cash equivalents

	December 31, 2025	December 31, 2024
	$	$
USD - U.S. dollar	19,191,738	28,271,247
GBP - Sterling	226,857	194,644
EUR - Euro	2,911	4,599
AUD - Australian dollar	373,330	768,699
ZAR - South African Rand	398	1,932
TZS - Tanzania Shilling	347,837	42,821
CAD - Canadian dollar	1,179	-
Total cash and cash equivalents	20,144,250	29,283,942

Made up of:
Cash at banks and on hand	20,144,250	24,283,942
Short-term deposits	-	5,000,000
Total cash and cash equivalents	20,144,250	29,283,942
As at December 31, 2025 total cash includes $6.57 million (2024: $nil) in KNL and its subsidiaries and is available only for the development of the Kabanga Nickel Project under the terms of the senior secured bridge loan facility. Included in this cash is an amount of $149,694 (2024: $nil) held in escrow and restricted for compensation payments to Projected Affected Persons in connection with the Kabanga Nickel Project.
11. Trade and other receivables

	December 31, 2025	December 31, 2024
	$	$
VAT / GST receivables	540,708	405,281
Prepayments	427,288	1,280,657
Deposits	496,154	355,149
Other receivables	564,117	74,027
Total	2,028,267	2,115,114
VAT / GST receivables
VAT/Goods and Services Tax ("GST") receivables are short term and receivable within twelve months following an applicable VAT refund application in the local tax jurisdiction. Lifezone has net VAT/GST receivables with the United Kingdom and Australian tax authorities amounting to $540,708 (2024: $405,281).
The VAT receivables in Tanzania were fully provided for, following the rejection by the TRA of our VAT refund application related to goods and services procured for the Kabanga Nickel Project. For the year ended December 31, 2025, a provision of $574,270 was recorded to the consolidated statement of comprehensive loss, compared to $1.75 million for the same period in 2024. Total provision as at December 31, 2025, was $6.94 million (2024: $6.37 million). TNCL has formally contested the TRA’s decision, asserting that the rejection is unfounded, as the purchases were directly linked to its economic activities in Tanzania, aimed at developing the Kabanga Nickel Project with the ultimate goal of producing and exporting metals. Lifezone remains actively engaged with the Government of Tanzania and continues to monitor the situation closely, seeking a favorable resolution in line with applicable local laws and regulations.

Prepayments
During the year ended December 31, 2025, Lifezone has impaired the non-refundable deposit of $400,000 paid on September 12, 2022, in relation to a non-binding term sheet between LZL and Harmony Minerals Limited and Dutwa Minerals Limited for the acquisition of all the tangible assets and all registered and unregistered IP relating to the Dutwa Nickel Project. The acquisition has not progressed as anticipated and given Lifezone's focus on the Kabanga Nickel Project, management has reassessed the likelihood of the Dutwa transaction happening in the immediate future and its relative strategic significance and considers it unlikely that the acquisition will progress in the foreseeable future. This impairment is included in 'Impairment of Deposit' in general and administrative expenses for the year ended December 31, 2025.

Deposits and other receivables
Deposits include security and other deposits. Other receivables include trade receivables and accrued interest.

12. Property and equipment and right-of-use assets
Lifezone’s property and equipment and right-of-use assets include building, transportation equipment, and office and computer equipment.

	Buildings	Transportation equipment	Office and computer equipment	Laboratory and testing equipment	Total Property and equipment	Right-of-use assets	Total
	$	$	$	$	$	$	$
Cost
As at January 1, 2024	677,277	199,503	1,082,065	4,721,595	6,680,440	2,164,799	8,845,239
Reclass	258,281	-	(258,281)	-	-	-	-
Additions	957,367	-	198,953	8,907	1,165,227	-	1,165,227
Disposals	(12,792)	(1,979)	-	(5,195)	(19,966)	-	(19,966)
Lease reassessments	-	-	-	-	-	225,761	225,761
Foreign exchange impact	-	-	(40,630)	(433,522)	(474,152)	(31,198)	(505,350)
As at December 31, 2024	1,880,133	197,524	982,107	4,291,785	7,351,549	2,359,362	9,710,911

Accumulated depreciation
As at January 1, 2024	(58,849)	(111,251)	(116,529)	(393,454)	(680,083)	(471,287)	(1,151,370)
Reclassification	(258,281)	-	258,281	-	-	-	-
Disposals	12,792	1,979	-	680	15,451	-	15,451
Charge	(54,541)	(37,055)	(488,010)	(919,547)	(1,499,153)	(650,139)	(2,149,292)
Foreign exchange impact	-	-	9,168	90,326	99,494	1,743	101,237
As at December 31, 2024	(358,879)	(146,327)	(337,090)	(1,221,995)	(2,064,291)	(1,119,683)	(3,183,974)

Cost
As at January 1, 2025	1,880,133	197,524	982,107	4,291,785	7,351,549	2,359,362	9,710,911
Additions	-	-	32,794	4,392	37,186	1,795,693	1,832,879
Disposals/reassessments	-	-	(22,437)	-	(22,437)	(737,042)	(759,479)
Foreign exchange impact	-	-	36,374	329,243	365,617	101,390	467,007
As at December 31, 2025	1,880,133	197,524	1,028,838	4,625,420	7,731,915	3,519,403	11,251,318

Accumulated depreciation
As at January 1, 2025	(358,879)	(146,327)	(337,090)	(1,221,995)	(2,064,291)	(1,119,683)	(3,183,974)
Charge[1]	(146,673)	(28,235)	(131,179)	(959,950)	(1,266,037)	(821,835)	(2,087,872)
Disposals/reassessments	-	-	18,355	-	18,355	618,135	636,490
Foreign exchange impact	-	-	(36,054)	(67,582)	(103,636)	(71,022)	(174,658)
As at December 31, 2025	(505,552)	(174,562)	(485,968)	(2,249,527)	(3,415,609)	(1,394,405)	(4,810,014)

Net book value:
As at December 31, 2024	1,521,254	51,197	645,017	3,069,790	5,287,258	1,239,679	6,526,937
As at December 31, 2025	1,374,581	22,962	542,870	2,375,893	4,316,306	2,124,998	6,441,304
1Depreciation charge includes $739,355 of deprecation that has been capitalized to Exploration and Evaluation asset during the year ended December 31, 2025 (2024:$758,781).

13. Goodwill

Goodwill
$
Cost
As at January 1, 2024	9,020,813
Additions	-
As at December 31, 2024	9,020,813
As at December 31, 2025	9,020,813

Accumulated impairment
As at January 1, 2024	-
Charge for the year	9,020,813
As at December 31, 2024	9,020,813
As at December 31, 2025	9,020,813

Net book value:
As at December 31, 2024	-
As at December 31, 2025	-
Goodwill related to the acquisition of Simulus Pty Ltd, a hydrometallurgical laboratory and engineering company located in Perth, Australia by Lifezone Asia-Pacific Pty Ltd on July 18, 2023.

Lifezone performed an impairment analysis of the goodwill using the income approach and concluded that the goodwill is fully impaired as at December 31, 2024. The impairment was triggered by a change in strategy for the Simulus business from internal to external use during the second half of 2024.

14. Patents and other intangibles

	Patents	Software	Total Other Intangibles
	$	$	$
Cost
As at January 1, 2024	990,391	383,506	1,373,897
Additions during the period	157,607	-	157,607
As at December 31, 2024	1,147,998	383,506	1,531,504

Accumulated amortization
As at January 1, 2024	(375,288)	(84,405)	(459,693)
Charge	(98,374)	(83,617)	(181,991)
As at December 31, 2024	(473,662)	(168,022)	(641,684)

Cost
As at January 1, 2025	1,147,998	383,506	1,531,504
Additions during the period	127,135	-	127,135
As at December 31, 2025	1,275,133	383,506	1,658,639

Accumulated amortization
As at January 1, 2025	(473,662)	(168,022)	(641,684)
Charge	(94,723)	(47,046)	(141,769)
As at December 31, 2025	(568,385)	(215,068)	(783,453)

Net book value
As at December 31, 2024	674,336	215,484	889,820
As at December 31, 2025	706,748	168,438	875,186
Lifezone’s intellectual property includes six patent families, covering various enhancements to the Hydromet Technology process for metal production from ores, concentrates and other feedstocks, including PGM, gold, silver, base metals and rare earth metals. These enhancements span the handling of gangue elements, purification steps, diverse feed materials, and carbon emissions minimization.
15. Exploration and evaluation assets and mining data

	Mining Data	Exploration and evaluation assets	Total
	$	$	$
Cost
As at January 1, 2024	12,746,135	57,064,468	69,810,603
Additions	-	47,766,920	47,766,920
As at December 31, 2024	12,746,135	104,831,388	117,577,523
Additions	-	23,409,073	23,409,073
As at December 31, 2025	12,746,135	128,240,461	140,986,596
All of our exploration and evaluation assets and mining data relate to the Kabanga Nickel Project in Tanzania.

The capitalization of exploration and evaluation costs is based on the reasonable prospect that the Kabanga Nickel Project can be developed into a profitable mining operation. It assumes that the exploration and evaluation expenditure and study work relating to a mineral resource within a valid license area could result in cash in-flows over time, either through sale or development. Exploration and evaluation expenditures are recognized and measured at cost and the related assets are classified as intangible assets.
Lifezone assesses if the exploration and evaluation phase has been concluded on a project-by-project basis. At the earliest, an exploration asset gets reclassified as a development asset when a current and positive feasibility study describing the development path for the mineral resource was released and is available publicly. That is typically the time when a mineral reserve gets declared. A reclassification will happen at the latest when an exploration asset gets approved for development, via a FID.
Where Lifezone is unsuccessful in acquiring or being granted a tenement area, any such costs are immediately expensed. All costs incurred prior to securing the legal right to undertake exploration activities on a project are written off as incurred. Exploration and evaluation expenditures do not include expenditures incurred after the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.
Additions during the period are capitalized exploration and evaluation costs linked to the Kabanga Nickel Project in Tanzania. Technical and administrative overheads incurred in connection to exploration and evaluation activities are capitalized as exploration and evaluation assets.
During the year ended December 31, 2025, $18.27 million (2024: $22.03 million) of the gross total general and administrative expenses was capitalized to exploration and evaluation assets as part of the Kabanga Nickel Project.
Exploration and evaluation assets include net borrowing costs on senior secured bridge loan facility capitalized during the year ended December 31, 2025, of $1.02 million (2024: $nil). These costs relate to the senior secured bridge loan facility that has been entered into for the development of the Kabanga Nickel Project.

16. Taxation

	December 31, 2025	December 31, 2024	December 31, 2023
	$	$	$
Reconciliation of the tax expense
Loss for the year before tax	(14,370,330)	(46,596,207)	(364,663,392)

Tax using the Isle of Man corporation tax rate of 0%	-	-	-
Differences in overseas taxation rates	3,898,485	2,051,863	2,360,211
Other permanent differences	(249,612)	-	-
Movement in unrecognized deferred tax assets	(3,385,380)	(2,591,989)	(2,360,211)
Income tax income (expense)	263,493	(540,126)	-
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
The deferred tax income and deferred tax liability for the year ended December 31, 2025, relates to our Simulus business in Australia.
Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. No deferred tax assets were recognized as of December 31, 2025, and 2024 in the consolidated statement of financial position.

There are potential deferred tax assets of as at December 31, 2025, of $98.96 million (2024: $94.18 million) mainly arising on account of estimated accumulated tax losses and capital expenses related to the Kabanga Nickel Project. Deferred income tax assets have not been recognized due to Lifezone’s mining operation is not yet developed and still in the exploration and evaluation phase. Consequently, management does not expect the mine operation to generate sufficient taxable profits in the foreseeable future against which the deferred income tax asset can be recovered fully.
Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it is probable that future taxable profits will be available, against which the unrecognized deferred tax assets can be used.
Lifezone has recognized deferred tax income of $263,493 during the year ended December 31, 2025, (2024: deferred tax expense of $540,126). The deferred tax primarily arises on the revaluation of the Simulus assets acquired in 2023 reflecting an increase in the carrying amount of the assets compared to the original unchanged tax base, resulting in a deferred tax liability. As at December 31, 2025, the deferred tax liability is $303,749.
Significant components of unrecognized deferred tax assets are as follows:

	December 31, 2025	December 31, 2024
	$	$
Accelerated capital deductions	(50,491,252)	337,722
Pre-trading capital expenses	50,969,421	50,969,421
Pre-trading tax losses	98,485,475	42,875,733
Unrecognized deferred tax assets	98,963,644	94,182,876
17. Supplementary cashflow information
Below are the significant non-cash investing and financing activities during the year:
2025:
Lease commitments were entered into during the year, resulting in additions of right-of-use assets amounting to $1.80 million. Please refer to Note 12 for the movement in the balances of right-of-use assets.
During the year ended December 31, 2025, Lifezone paid $1.08 million to debenture holders as interest in the form of newly issued 255,369 Ordinary Shares in Lifezone Metals.

2024:
During the year ended December 31, 2024, Lifezone paid $553,286 to debenture holders as interest in the form of newly issued 89,181 Ordinary Shares in Lifezone Metals.
Lease modifications were entered into during the year, resulting in additions of right-of-use assets amounting to $225,761. Please refer to Note 12 for the movement in the balances of right-of-use assets.
2023:
On July 18, 2023, Lifezone completed the acquisition of the Simulus group for a total consideration of $14.53 million comprising of cash amounting to $8.50 million and $6.03 million non-cash consideration in the form of the Ordinary Shares in Lifezone Metals.
Lease commitments were entered into during the year, resulting in additions of right-of-use assets amounting to $1.70 million. Please refer to Note 12 for the movement in the balances of right-of-use assets.
On July 5, 2023, Lifezone, as part of the SPAC Transaction and pursuant to the execution of the BCA, assumed SPAC Warrants which were measured at fair value amounting to $15.1 million. Please refer to Note 24 for further details of the SPAC Warrant assumption.

On July 5, 2023, Lifezone, as part of the SPAC Transaction and pursuant to the execution of the BCA, performed a share-for-share exchange reorganization amounting to $2,934.
18. Trade and other payables

	December 31, 2025	December 31, 2024
	$	$
Trade payables	1,901,220	2,999,512
VAT payable	12,684	61,464
Accrued expenses	1,848,577	1,754,583
Total	3,762,481	4,815,559
All amounts are short-term. The carrying value of trade payables and accrued expenses is considered to be a reasonable approximation of their fair value.

19. Provisions

	December 31, 2025	December 31, 2024
	$	$
Provision for withholding tax	3,438,235	3,434,062
Provision for other taxes	234,641	-
Total	3,672,876	3,434,062
Provision for withholding tax

In 2020, KNCL, a subsidiary of Lifezone, filed a tax appeal with the Tax Revenue Appeals Tribunal, contesting a withholding tax assessment imposed by the TRA on imported services. These services were provided by non-resident entities during a period when KNCL was jointly owned by Barrick and Glencore. On January 21, 2021, the TRA issued an Agency Notice to KNCL’s bank, Citi Bank Tanzania Limited, leading to the transfer of the company’s total bank balance of TZS 823.40 million as of January 31, 2021, to the TRA. KNCL is a non-operating entity whose retention mining license was revoked by the Government of Tanzania in 2018, ahead of the acquisition by Lifezone and carries a de-minimis amount of cash.

Subsequently, on April 22, 2021, the TRA lifted the Agency Notice until further notice, pending a hearing and final determination of the case. On July 30, 2024, the Court of Appeal ruled in favor of the TRA, dismissing KNCL’s appeal and confirming the tax assessment of TZS 8.43 billion as payable. Following this ruling, a provision of $3.43 million equivalent to TZS 8.43 billion as at December 31, 2024, was made, covering the principal tax amount plus interest.

In March 2025, the TRA issued a further demand notice for the withholding tax of TZS 8.43 billion along with additional interest for late payment of TZS 12.36 billion (equivalent to interest of $5.03 million as at December 31, 2025).

Lifezone is actively engaged in discussions and negotiations with the TRA regarding an out-of-court settlement for all disputed matters. While the outcome of these discussions is uncertain, based on the progress of these discussions and legal advice obtained, Lifezone believes the TRA is likely to waive the additional interest charges. Consequently, no additional liability has been recorded for this claim. Following resolution of this matter Lifezone intends to place KNCL in voluntary liquidation. KNCL does not hold the SML and any liquidation has no impact on Lifezone's operations.

During 2025, Lifezone and its Tanzanian entities engaged in discussions with the Government of Tanzania to amend the existing Framework Agreement and agreed on a mechanism to resolve several outstanding matters with the Tanzania Revenue Authority (TRA). Based on the advice received and the advanced stage of the Framework Agreement negotiations, management believes it is likely that Lifezone will not be required to pay the additional interest charges of $5.03 million (TZS 12.36 billion) in relation to the withholding tax assessment. However, as the amended Framework

Agreement has not yet been signed or become effective, it is considered probable, though not certain, that no payment will be required in respect of the assessed amounts.

During the year ended December 31, 2025, an additional provision of $4,173 was recorded as a result of an assessment issued by the TRA for additional WHT payable by KNCL for the period from January 1, 2022 to December 31, 2024.

Provision for other taxes

On 23 February 2026, the TRA completed its tax audit of TNCL for the 2024 financial year and issued a letter setting out its findings. Although a formal tax assessment has not yet been received, it is expected in the coming weeks and is not anticipated to differ materially from the matters communicated to date. TNCL estimates that the total alleged unpaid taxes, interest, and penalties will amount to TZS 1.43 billion (equivalent to $558,565). Of this amount, TZS 709.95 million (equivalent to $277,869) is expected to be offset against VAT receivables that had previously been fully provided for by Lifezone. In addition, penalties of TZS 117.67 million (equivalent to $46,056) are expected to be waived, subject to the outcome of discussions with the TRA. The remaining balance of TZS 599.51 million (equivalent to $234,641) would be payable by Lifezone if the assessment is confirmed and TNCL is unsuccessful in its objections. Management has assessed the TRA’s findings and considers it probable that this amount will be paid. Accordingly, a provision of $234,641 has been recognized in the year ended 31 December 2025.

20. Lease liabilities
Lifezone's leases include leases of office space, warehouse and accommodation units in Tanzania and Australia. Right-of-use (“ROU”) lease assets and lease liabilities are recognized for such leases at the commencement date based on the present value of lease payments over the lease term. Lifezone does not recognize a related ROU asset and lease liability for short-term leases having a lease term of twelve months or less.
During the year ended December 31, 2025, Lifezone recognized an expense of $407,898 (2024: $435,491) relating to short-term leases.
During the year ended December 31, 2025, Lifezone entered into a new lease arrangement for accommodation units at the Kabanga Project site in Tanzania. This lease is for a period of 3 years starting October 1, 2025.
The analysis of lease liabilities is presented below:

	2025	2024
	$	$
As at January 1	1,418,696	1,787,702
Additions	1,795,693	225,761
Interest accretion on lease liability	95,219	86,407
Payments	(874,244)	(534,055)
Lease disposals/reassessments	(118,907)	-
Foreign exchange impact	(262,257)	(147,119)
As at December 31	2,054,200	1,418,696

Current	931,364	617,648
Non-current	1,122,836	801,048
As at December 31	2,054,200	1,418,696
Shown below is the maturity analysis of the undiscounted minimum lease payments:

	2025	2024
Undiscounted future lease payments	$	$

Less than 1 year	1,122,834	664,254
More than 1 year but less than 5 years	1,264,733	827,500
As at December 31	2,387,567	1,491,754

21. Financial liabilities
21.1. Convertible debentures with embedded derivatives
On March 27, 2024, Lifezone completed a $50 million non-brokered private placement of unsecured convertible debentures. These unsecured convertible debentures were issued to a consortium of marquee mining investors, led by Harry Lundin (Bromma Asset Management Inc.) and Rick Rule.
The unsecured convertible debentures bear interest over a 48-month term, payable quarterly, at a rate of SOFR plus 4.0% per annum, subject to a SOFR floor of 3.0%. The unsecured convertible debentures can be redeemed early by Lifezone, subject to the achievement of certain conditions, at a price of 105% plus interest otherwise payable to the maturity date of March 27, 2028.
Interest was payable in cash until Lifezone had a Form F-3 registration statement declared effective by the US Securities and Exchange Commission. The Form F-3 was declared effective on August 16, 2024. Following the effectiveness of the Form F-3, one third of the applicable interest payment is made by the issue of the equivalent value in shares (the “Interest Shares”) at a price per Interest Share equal to a 7.5% discount to the VWAP for the five trading days preceding the quarterly interest payment date. In the event that the VWAP for the five trading days preceding the applicable calculation date is $4.00 or below, Lifezone shall satisfy its obligation to pay interest on the unsecured convertible debentures in cash. The remaining two thirds of the applicable interest payment is a payment-in-kind accrual of the outstanding principal amount. Upon the second anniversary of the unsecured convertible debentures, all outstanding accrued interest is to be repaid in cash to the holders. During the year ended December 31, 2025, Lifezone paid $937,049 of cash interest, $1.08 million of interest in the form of 255,369 newly issued shares and accrued a further $8.29 million of interest. During the year ended December 31, 2024, Lifezone paid $1.80 million of cash interest, $553,286 of interest in the form of 89,181 newly issued shares and accrued a further $3.69 million of interest.
The unsecured convertible debentures are convertible into ordinary shares of Lifezone at the option of the holder at a price of $8.00 per share and are subject to customary adjustments (the “Conversion Right”). The conversion price was determined on the closing date based on the lesser of a 30% premium to a trailing period VWAP and $8.00 per share. Mandatory conversion might occur if Lifezone’s share price is greater than 50% above the conversion price for any 15 trading days within a 30 consecutive trading days period.
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
On initial recognition, Lifezone Metals used the residual value method to allocate the principal amount of the debentures between the two components: host debt instrument and embedded derivatives. The fair value of the embedded derivative liability was valued first, followed by the residual amount assigned to the host debt instrument.
Transaction costs are required to be apportioned between the host debt instrument and the embedded derivatives in proportion to their value, with the share of transaction costs linked to the host debt instrument subtracted from the carrying amount at initial recognition. $187,019 of the total transaction costs of $352,348 related to the embedded derivative and were expensed on recognition to the consolidated statement of comprehensive loss. The remaining transaction costs relating to the host debt instrument are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.
The original issuance discount ("OID") of $750,000 equal to 1.5% of the aggregate principal amount of the unsecured convertible debentures is included in the carrying amount of the host instrument and amortized over the life of the convertible debentures using the effective interest method.
The fair value of the Conversion Right was estimated using the Finite Difference Method and the Share Interest feature was estimated using the Monte Carlo Simulations.

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
At initial recognition, the $50 million was bifurcated into its host debt instrument and the two embedded derivative liability components. The embedded derivative liability component was assessed to be $26.50 million, with the large majority of the value linked to the Conversion Right. The remaining $23.50 million is thus ascribed to the host debt instrument, before adjustment for transaction costs. During the life of the convertible debenture, it can be expected that the volatility of the Lifezone stock leads to changes in the value of combined derivative liability, potentially resulting in a significantly higher and more volatile income and expense pattern in consolidated statement of comprehensive loss. Both components are recorded as a liability with the debt host portion recorded on an amortized cost basis using an effective interest rate of 33.8%.
The high value of the combined embedded derivative liability and the resulting high effective interest rate are driven by, among other factors, the share price trading close to the conversion price at inception, an assumed volatility of 65% and a long (4-year) term.
The effective interest rate is the rate that exactly discounts the estimated future cash flows (interest and principal payments) over the 4-year term of the financial instrument to the net carrying amount of the financial liability. The amortization of the host debt instrument is included in finance costs in the consolidated statement of comprehensive loss.
The conversion feature may be exercised by the holder at any time, meaning that Lifezone Metals does not have the right to defer settlement of the liability, including any unpaid interest, for more than twelve months from the date of this report. Consequently, all liability elements of the unsecured convertible debentures are classified as current, irrespective of how many years are left until maturity of the instrument.
On December 31, 2025, fair value of the embedded derivative liability component was reassessed to be $5.15 million compared to $20.77 million as at December 31, 2024. The decrease in fair value of $15.62 million is largely due to the decrease in share price of Lifezone from $6.95 as at December 31, 2024, to $4.27 as at December 31, 2025 and a decrease in the remaining time left until maturity. The resulting $15.62 million fair value decrease was recognized as a gain in the consolidated statement of comprehensive loss. The fair value of the embedded derivative liability is categorized as Level 3 in the fair value hierarchy.

.

	2025	2024
Debenture host debt instrument	$	$
Balance as at January 1	26,235,808	-
Additions	-	23,461,000
OID and Transaction issuance cost	-	(915,328)
Interest accrued	10,301,143	6,039,527
Interest paid in shares	(1,077,969)	(553,286)
Interest paid in cash	(937,049)	(1,796,105)
Balance as at December 31	34,521,933	26,235,808

	2025	2024
Embedded derivatives	$	$
Balance as at January 1	20,768,000	-
Additions	-	26,539,000
Fair value reassessment	(15,615,000)	(5,771,000)
Balance as at December 31	5,153,000	20,768,000
Total convertible debentures with embedded derivatives	39,674,933	47,003,808
21.2. Senior secured bridge loan facility
On August 8, 2025 Lifezone’s wholly owned subsidiary, Kabanga Nickel Limited, entered into a $60 million senior secured bridge loan facility agreement with Taurus Mining Finance Fund No. 2 L.P. acting as mandated lead arranger and agent. The facility supports the advancement of the Kabanga Nickel Project by funding the development of critical early-stage work and infrastructure as the company progresses towards securing long-term project financing. The facility has a scheduled maturity date of July 31, 2027, with an option available to Kabanga Nickel Limited to extend the term by an additional six months. The loan bears an interest rate of 9.25% per annum on drawn amounts and is subject to an arrangement fee of 2.25% and a commitment fee of 2.50%.
Lifezone is subject to financial covenants requiring it to maintain a current ratio of at least 1.1:1 on a consolidated basis while any amounts remain outstanding under the facility. In addition, Kabanga Nickel Limited must maintain a minimum cash balance of $5 million in secured bank accounts, of which at least $4 million must be held in freely tradable currencies and no more than $1 million in Tanzanian shilling or South African rand.

As part of the facility, Lifezone Metals issued 2.5 million warrants exercisable for its ordinary shares to the lenders. The warrants carry an exercise price of 125% of the 30-day VWAP ($5.42) and expire five years from the date of issuance. Availability of borrowings under the facility is subject to the satisfaction of customary conditions precedent. We believe this financing represents a major milestone in the advancement of the Kabanga Nickel Project and strengthens Lifezone's position as it moves towards securing project financing. The warrants were fair valued at $2.26 per unit based on the following assumptions:

Key inputs
Valuation Date	August 8, 2025 (date of signing)
Maturity Date	August 8, 2030
Share Price	$4.32 based on Lifezone's 30 days VWAP closing share price on the NYSE
Strike Price	$5.42/share; being 125% of the Share Price
Risk-free Rate	3.73%
Equity Volatility	65%, selected based on review of the volatility (rounded) of a group of peer companies
Dividend Yield	Assumed at 0% as management does not expect dividends to be distributed during the term of the warrants

The total fair value of the warrants was calculated to be $5.65 million and is included in the deferred financing costs of entering into this facility.
On August 29, 2025, Lifezone received the first tranche of $20 million ($19.7 million net of transaction costs) under the senior secured bridge loan facility from Taurus Mining Finance Fund No. 2 L.P. Future tranches may be disbursed based on the continued performance and achievement of certain milestones. Each subsequent utilization is expected to cover up to three months of capital expenditure and operating expenses.

2025
$
Balance as at January 1	-
Additions	20,000,000
Transaction cost and arrangement fees	(3,438,487)
Interest accrued	1,193,442
Interest paid in cash	(1,077,083)
Balance as at December 31	16,677,872
Deferred financing costs
In connection with the senior secured bridge loan facility, Lifezone incurred financing costs which were recognized as deferred financing costs. These costs, including fair value of $5.65 million in respect of warrants issued, are directly attributable to the financing. These financing costs are allocated on a pro-rata basis to the initial and any subsequent drawdowns unless the costs relate specifically to particular drawdowns.
Total deferred financing costs at inception were $8.66 million. As at December 31, 2025, $20 million of the total $60 million available had been drawn by Lifezone. As a result, $3.44 million of the deferred financing costs are set off against the debt and the remaining $5.22 million are deferred as an asset (included in the current asset line "Deferred financing costs" in the consolidated statement of the financial position) and will be deducted from the debt when subsequent amounts are drawn.
Deferred financing costs are amortized on an effective interest rate basis from the date of the drawdowns to the date of the expiry of the facility.
21.3    Warrant liability
On November 12, 2025, Lifezone issued an aggregate of 4,411,764 warrants as part of a 2025 Offering. Each warrants is exchangeable into one ordinary share and each warrant was issued with an exercise price of $4.00 and are exercisable for a period of 4 years from the issue date. The warrants do not meet the definition of equity under IAS 32 due to the existence of settlement mechanisms on a net cash or share basis and a mechanism for adjustment to the number of shares and exercise price under certain circumstances. The warrants also include downround protection. If Lifezone issues shares at a price per share less than the then current exercise price of the warrants, the exercise price will be reduced to the greater of (i) such lower price per share or (ii) $2.50. Consequently, these warrants are recorded as derivative financial liability under IFRS 9 - Financial Instruments. A Monte Carlo simulation analysis was used to measure the fair value of the warrant liability at inception with the following assumptions: volatility of share price of 70%, risk-free interest rate of 3.56%, expected life of 4 years and share price of $3.91 as at November 12, 2025. As at December 31, 2025, the assumption for volatility of share price was 70%, the expected life was 3.87 years, the risk-free rate was 3.59% and the Lifezone share price was $4.27.

2025
$
Balance as at January 1	-
Issued on November 12	9,910,000
Fair value movement	1,040,000
Balance as at December 31	10,950,000

The liability related to warrants is remeasured at the end of each period at fair value through profit or loss. It is classified in Level 3 of the fair value hierarchy. At each reporting date, the fair value of the liability related to warrants is determined using a Monte Carlo simulation analysis, which uses significant inputs that are not based on observable market data, hence the classification in Level 3.

22. Significant related party transactions
Related Party relationships with shareholders with significant influence
Keith Liddell, Chris von Christierson, and Peter Smedvig are the founding shareholders of Lifezone.
The Liddell family holdings are in aggregate approximately 28% of all outstanding Lifezone shares as of December 31, 2025, making Keith Liddell and members of his immediate family related parties with significant influence over the affairs of Lifezone. Keith Liddell is a director of various group companies and the Chair of Lifezone Metals. Mr. Liddell is also retained as a consultant to provide metallurgical engineering services to Lifezone in matters related to metals recovery and the design, engineering, commissioning, and operation of Lifezone’s metals and minerals projects. Keith Liddell is the father of Natasha Liddell and of Simon Liddell. Simon Liddell is an employee of LZAP. He was also a director of LZAP and resigned from his directorship with effect from July 1, 2024. Natasha Liddell was an employee of LZAP and a member of the Executive Committee and resigned from her role as Chief Sustainability Officer of Lifezone, effective February 16, 2024. Keith Liddell holds his shares jointly with his wife Shelagh Jane Liddell, who has never had any commercial agreement with Lifezone.
The holdings in trusts where family members of Chris von Christierson are beneficiaries are classified as true trust holdings managed by professional trustees, making Chris von Christierson and close family members non-related parties.
Lifezone has no commercial relationships with Peter Smedvig beyond his shareholding in Lifezone and no compensation or transfer of resources took place during the reporting period with Peter Smedvig and known family members.
Directorships as at December 31, 2025

Name of entity	Type	Keith Liddell
Lifezone Metals Limited	Parent	●
Kabanga Holdings Limited	Subsidiary	●
Romanex International Limited	Subsidiary	●
Tembo Nickel Mining Company Limited	Subsidiary	●
Tembo Nickel Refining Company Limited	Subsidiary	●
Tembo Nickel Corp. Limited	Subsidiary	●
Resignations and appointments for the year ended December 31, 2025:
•Keith Liddell resigned as Director of LZAP, Simulus Pty Ltd and The Simulus Group Pty Ltd with effect from July 21, 2025.

Resignations and appointments for the year ended December 31, 2024:
•Simon Liddell resigned from LZAP with effect from July 1, 2024.
•Natasha Liddell resigned as Chief Sustainability Officer with effect from February 16, 2024.
Related party loans
From the time of the NYSE listing Lifezone has a policy not to provide personal loans to directors or members of the Executive Committee. Lisa Smith, an employee and shareholder, who is not a director or officer and is not considered to hold significant influence over Lifezone, had a loan of $75,000 with LZL at December 31, 2024. This loan was fully repaid on January 13, 2025.
Remuneration of key management personnel

	2025	2024	2023
	$	$	$
Salary, wages and consultancy fees [1]	4,048,372	4,187,722	3,651,073
Bonuses [1]	343,831	305,473	512,524
Post-employment benefits (pension)	118,659	116,150	125,591
Total remuneration	4,510,862	4,609,345	4,289,188
1 The amounts disclosed include expenses incurred during the reporting period in connection with the employment of and consulting agreements entered into with key management personnel.
Share-based payments to key management personnel

	2025	2024	2023
	$	$	$
Share-based expense - Lifezone Holdings shareholder earnout	-	-	110,611,407
Share-based payment - share options[1]	2,259,975	-	-
Share-based payment - restricted stock units [2]	2,244,000	5,152,163	-
Total	4,503,975	5,152,163	110,611,407

1 Amounts represent total fair value of stock option granted to key management personnel. Of this total fair value $1,139,522 (2024: $nil) was charged to the consolidated statement of comprehensive loss during the year ended December 31, 2025.
2 For the year ended December 31, 2025, the amount represents the excess of the fair value of replacement RSUs granted over the fair value of RSUs cancelled. Please refer to Note 25 for further information. For the year ended December 31, 2024 amount includes the fair value of vested RSUs. The fair value of unvested RSUs granted to key management personnel during the year ended December 31, 2024 was $7.04 million.
The amounts disclosed in the above table are the amounts recognized as an expense during the reporting period related to key management personnel as listed below.

Keith Liddell	Chairman
Chris Showalter	Chief Executive Officer
Ingo Hofmaier	Chief Financial Officer
Dr Michael Adams	Chief Technology Officer
Gerick Mouton	Chief Operating Officer
Benedict Busunzu	TNCL Chief Executive Officer
Spencer Davis	Chief Legal Officer
Natasha Liddell	Chief Sustainability Officer (resigned February 16, 2024)
Anthony von Christierson	Senior Vice President: Commercial and Business Development
Evan Young	Senior Vice President: Investor Relations and Capital Markets (resigned January 23, 2026)
Transactions with significant shareholders, their extended families and key management personnel
Natasha Liddell (the daughter of Mr. Keith Liddell) was a paid employee of LZAP until February 16, 2024. On April 30, 2024, KNL engaged Atlas Sustainability in relation to the creation of parts of the ESG sections of the Kabanga Nickel Project Feasibility Study. Atlas Sustainability was considered a related party, as the work was undertaken by Natasha Liddell as principal consultant of Atlas Sustainability.

Mr. Simon Liddell (the son of Mr. Keith Liddell) is a paid employee of LZAP. He is Vice President Mining and has extensive underground mining experience, having joined from Gold Fields in Australia in 2022.

Lifezone has a commercial agreement with Airvolution Co., an entity controlled by Dr Michael Adams, with effect from July 1, 2022. Mr. Jonathan Adams (the son of Dr Michael Adams) is a Senior Metallurgist at Lifezone.
Lifezone has a commercial agreement with Keith Liddell.
Details of transactions of the above can be found in the following sections.

Transactions with related party entities providing consultancy to Lifezone:

Consultant fees and bonuses
Engagement Party	Related Person	2025	2024	Commenced	Ended
Atlas Sustainability	Natasha Liddell	-	59,775	April 29, 2024	September 27, 2024
Airvolution Co. Limited	Dr Michael Adams	553,316	600,671	July 1, 2022	-
LZ Advisory LLC	Christopher Showalter	-	231,532	March 15, 2022	April 30, 2024
Keith Liddell	Keith Liddell	642,526	739,898	July 7, 2023	-
Integrated Finance WA PTY Ltd	Charles Liddell	-	3,465	March 23, 2022	December 31, 2023
NewVision Metals PTE. Limited	Gerick Mouton	497,860	479,717	June 2, 2022	-
EJMY Consulting	Evan Young	-	192,829	October 10, 2023	November 3, 2024
		1,693,702	2,307,887
Share based payments
Engagement Party	Related Person	2025	2024	Commenced	Ended
Dr Michael Adams	Dr Michael Adams	780,393	768,000	July 1, 2022	-
Gerick Mouton	Gerick Mouton	741,493	768,000	June 2, 2022	-
Evan Young	Evan Young	-	32,160	October 10, 2023	November 3, 2024
		1,521,886	1,568,160
Total		3,215,588	3,876,047

Family members of key management personnel who are employed by Lifezone:

	December 31 2025	December 31 2024
	$	$
Wages and Bonuses
Natasha Liddell [1]	-	87,709
Simon Liddell	317,707	313,561
Jonathan Adams	166,687	133,721
Total	484,394	534,991

Fair value of stock options and RSUs granted
Natasha Liddell [1]	-	768,000
Jonathan Adams	13,337	-
Simon Liddell	86,916	511,840
Total	100,253	1,279,840
1 Resigned on February 16, 2024.

Related party revenue
Lifezone had sales to related parties as follows:

	2025	2024	2023
	$	$	$
Transactions with joint ventures
Kellplant Proprietary Ltd	-	-	129,680
Kelltechnology SA Proprietary Ltd	-	-	684,407
Total	-	-	814,087
Related party receivables
Lifezone had receivables due from related parties as at:

	December 31 2025	December 31 2024
	$	$
BHP Biliton (UK) DDS Limited	-	23,133
Shareholder loan	-	75,000
Total	-	98,133
Shareholder loan

In 2020, Lifezone provided loans to shareholders who were working for Lifezone. As of December 31, 2024, a loan to Lisa Smith of $75,000 was outstanding. As of January 13, 2025, all loans were repaid in full.

Related party payables

	December 31 2025	December 31 2024
	$	$
Related party payables	88,742	125,329
Total	88,742	125,329
Related party payables comprise amounts outstanding for services rendered to Lifezone by Airvolution Co. Limited and NewVision Metals PTE Limited as at December 31, 2025, and December 31, 2024. The December 31, 2024, balance also included amounts payable to Keith Liddell.
23. Deferred consideration
On July 18, 2025, Lifezone entered into a definitive agreement with BHP to acquire BHP’s 17% equity interest in KNL. Upon closing, Lifezone owns 100% of KNL and all existing agreements with BHP, including the T2 Option Agreement, are terminated. As part of the transaction, Lifezone assumed control over 100% of the offtake from the Kabanga Nickel Project. As consideration, a fixed cash payment of $10 million is payable by Lifezone within 30 days after the earlier of: (i) 12 months after the FID at Kabanga; or (ii) once Lifezone has raised $250 million in aggregate funding (whether through equity, debt or alternative sources). A second and final deferred cash payment is payable within 30 days after the period of 12 months following the achievement of first commercial production. The amount of the second payment is indexed to Lifezone’s share price performance, with a reference share price of $4.16 per share and a reference amount of $28 million. The maximum amount of total consideration payable by Lifezone is limited to $83 million, combining the fixed and second cash payment, or reduced to $75 million if a Resettlement Action Plan (RAP) alignment has been achieved during a period of 12 months from July 18, 2025. RAP alignment is achieved if activities related to resettlement activities are aligned with the core objectives of International Finance Corporation’s Performance Standard 5

(IFC PS5), and measures are implemented and effective with respect to the prevention and mitigation of community member vulnerability and gender-based violence risks.

The deferred consideration was fair valued at July 18, 2025, and at December 31, 2025. The deferred consideration is fair valued using the present value of future cash flows based on the expected amounts and timing of the future payments to BHP using the following inputs:

Date of valuation	July 18, 2025	December 31, 2025
Discount rate	17.2%	17.5%
Lifezone share price	$4.47	$4.27

The fair value was probability weighted using different scenarios that include a base case on the timing of FID as June 30, 2026, and first commercial production as March 1, 2029; a delayed case that incorporates a 12-month delay on the base case estimates and an accelerated event case where payment to BHP is brought forward due to a change in control of the Kabanga Nickel Project.

The discount rate takes into consideration the risks in the cash flow forecasts and the cost of debt. A significant increase (decrease) in the discount rate, in isolation, would result in a significantly lower (higher) fair value measurement. Changes in fair value can also occur when probability and timing assumptions relating to FID, first commercial production or a change of control are revised. Changes in the fair value of the deferred consideration is recorded as a gain/loss on remeasurement of deferred consideration in the consolidated statement of comprehensive loss. The fair value of the deferred consideration is categorized as Level 3 in the fair value hierarchy.

2025
Deferred consideration	$
Balance as at January 1	-
Additions	25,065,957
Fair value reassessment	668,116
Balance as at December 31	25,734,073

A sensitivity analysis was performed to assess the impact of changes in the discount rate on the indicated value at December 31, 2025. For illustrative purposes, a 1% increase and a 1% decrease in the applied discount rate were analyzed, holding all other assumptions constant. A 1% increase in the discount rate would result in a decrease in fair value by $0.53 million, while a 1% decrease in the discount rate would result in an increase in the fair value by $0.56 million.

24. Equity

24.1. Share Capital	2025		2024
	Number of Shares	$	Number of Shares	$

As at Janaury 1	79,119,572	7,913	78,269,952	7,828
Transactions with shareholders:
Issue of shares on vesting of RSUs	-	-	760,439	76
Issue of shares on exercise of warrants	100	-	-	-
Cancellation of shares	(2,500)	-	-	-
Issuance of ordinary shares in connection with the 2025 Offering	4,411,764	441	-	-
Issue of shares to debenture holders	255,369	26	89,181	9
Total transactions with shareholders	4,664,733	467	849,620	85

As at December 31	83,784,305	8,380	79,119,572	7,913
Lifezone Metals has one class of ordinary share with a par value of $0.0001 per share.
Ordinary shares held in escrow (1,725,000 earnout units) have been excluded from the share capital in the table above. These shares will be released on the satisfaction of share price targets in two equal tranches if the daily VWAP of Lifezone Metals shares for any 20 trading days is greater than or equal to $14.00 ("Tranche 1") or $16.00 ("Tranche 2"). The shares will be forfeited in the event that the share price target is not met by July 6, 2028. Please refer to Note 25 for further details.
On November 12, 2025, Lifezone closed the 2025 Offering of (i) 4,411,764 ordinary shares and (ii) warrants to purchase up to 4,411,764 ordinary shares. The ordinary shares were sold at a purchase price of $3.40 per share ($3.21 after deducting underwriting fees and commissions) and each warrant to purchase ordinary shares is for an exercise price equal to $4.00 per share, exercisable from the date of issuance, and will expire four years from the date of issuance. The net proceeds from the 2025 Offering were approximately $14 million (after underwriting fees and commission). The 2025 Offering was made pursuant to the Company’s registration statement on Form F-3 (File No. 333-281189), previously filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2024, and declared effective on August 16, 2024, and a prospectus supplement dated November 10, 2025.

24.2. Non-controlling Interest
NCI was negative $1 million as at December 31, 2025, (2024: $9.79 million).
As a result of Lifezone making a further investment of $2 million in Lifezone Recycling US, LLC on May 2, 2025, Glencore's interest in Lifezone Recycling US, LLC reduced from 6.0% to 5.56% and is presented as NCI in the consolidated financial statements of Lifezone.

In January 2021, KNL and the Government of Tanzania established TNCL, a Tanzanian company in order to develop and operate the Kabanga Nickel Project. Through the Treasury Registrar, the Government of Tanzania owns a non-dilutable free-carried interest representing 16% of the issued share capital of TNCL. The Government of Tanzania's 16% interest in the arrangement is presented as a NCI in the consolidated financial statements of Lifezone.
On July 18, 2025, Lifezone entered into a definitive agreement with BHP to acquire BHP’s 17% equity interest in KNL. Upon closing, Lifezone owns 100% of KNL. The transaction has been accounted for as an equity transaction leading to a reduction of non-controlling interests (NCI) by $10.41 million.

2025
$
Fair value of deferred consideration	25,065,957
Add stamp duty costs	416,370
Less net assets attributable to NCI	(10,414,508)
Decrease in equity attributable to shareholders	15,067,819

24.3. Warrants and warrant reserve
At December 31, 2025, outstanding warrants to acquire ordinary shares of Lifezone Metals were as follows:

	Note	Number of Warrants	Exercise Price	Expiry Date
Public Warrants		13,723,550	$11.50	July 05, 2028
Private Placement Warrants		667,500	$11.50	July 05, 2028
Warrants issued in connection with the 2025 Offering	24.3	4,411,764	$4.00	November 12, 2029
Warrants issued as part of senior secured bridge loan facility	24.2	2,500,000	$5.42	August 08, 2030
Total		21,302,814
The change in the number of outstanding warrants is as follows:

	Public Warrants	Private Placement Warrants	Direct Offering Warrants	Senior Secured Bridge Loan Facility Warrants
Balance as at January 1, 2024	13,800,000	667,500	-	-
Exercised	(76,350)	-	-	—
Outstanding as at December 31, 2024	13,723,650	667,500	-	-
Exercised	(100)	-	-	—
Issued	-	-	4,411,764	2,500,000
Outstanding as at December 31, 2025	13,723,550	667,500	4,411,764	2,500,000
Each Public Warrant was fair valued at $1.05 on July 5, 2023, with the total fair value of all Public Warrants being $14.49 million. Each Private Placement Warrant was fair valued at $0.91 on July 5, 2023, with the total fair value of all Private Placement Warrants being $607,425.
On August 8, 2025, as part of entering into a senior secured bridge loan facility, Lifezone issued 2.50 million warrants. Each warrant represents the right to purchase one ordinary Lifezone Metals share at an exercise price of $5.42 per share in cash and expires on August 8, 2030. These warrants were independently fair valued at $2.26 using a Black-Scholes option pricing model. Refer to Note 21 for further details on the assumptions used to fair value the warrants. An amount of $5.65 million equal to the total fair value of the warrants was credited to the warrant reserve in the year ended December 31, 2025.
In connection with the 2025 Offering, Lifezone issued warrants to investors to purchase a total of 4,411,764 ordinary shares with a warrant term of four years. The warrants have an exercise price of $4.00 per share. These warrants are classified as a liability (Refer to Note 21.3 for further details).

25. Share-based payments
2023 Omnibus Incentive Compensation Plan (the “Plan”)
Lifezone adopted the 2023 Omnibus Incentive Compensation Plan in order to give Lifezone a competitive advantage in attracting, retaining, awarding and motivating directors, officers, employees and consultants by granting equity and equity-based awards. The 2023 Plan permits the grant of options to purchase Lifezone Ordinary Shares, stock appreciation rights, restricted shares, restricted stock units or other equity or equity related awards, in each case, in respect of Lifezone Ordinary Shares and cash incentive awards, thus enhancing the alignment of employee and shareholder interests.
The initial share limit under the 2023 Plan is the number of Lifezone Ordinary Shares equal to 10% of fully-diluted share capital of Lifezone Metals as of immediately following the consummation of the Business Combination.
Share-based payments - Stock Options
On August 14, 2025, Lifezone granted 1,583,085 stock options for the first time under the Plan with an exercise price of $4.40 and an expiry date of August 14, 2030. The stock options vest in three equal tranches on November 1, 2025, August 14, 2026 and August 14, 2027. The fair value of the options was determined on grant date using the Black-Scholes option pricing model and using the following key assumptions:
Key Assumptions

Risk free rate	3.60% to 3.62%
Expected volatility	65%
Expected life:
Tranche 1	2.61 years
Tranche 2	3 years
Tranche 3	3.49 years
Expected dividend yield	—
Forfeiture rate	—
Share Price	$4.56
The total fair value of the options granted is being recognized as share-based payment expense on a straight-line basis over the respective vesting periods of each tranche, in accordance with IFRS 2 - Share-based Payment. Lifezone has not estimated any forfeitures, given management’s assessment of a low likelihood of any material forfeitures.

	Stock Options	Weighted average Exercise price
Balance as at January 1, 2025	-	-
Granted	1,583,085	$4.40
Balance as at December 31, 2025	1,583,085	$4.40
Exercisable at December 31, 2025	527,692	$4.40
The weighted average remaining contractual life of share options outstanding as at December 31, 2025, is 4.62 years. The total share-based payment expense related to the stock options awards in the year ended December 31, 2025, was $1,707,397 (2024: nil ).
Share-based payments - RSUs
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
On December 1, 2025, Lifezone cancelled 1,500,000 RSUs out of the total unvested 1,666,667 RSUs that were originally granted on July 1, 2024. As a replacement for the cancelled RSUs Lifezone granted new 1,500,000 RSUs that are not subject to any performance conditions and vest equally in three installments on April 7, 2026, September 7, 2026 and April 7, 2027.
Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award. The incremental value is measured as the excess of the fair value of the replacement awards over the fair value of the cancelled awards at the cancellation date of December 1, 2025. Lifezone considered Monte Carlo simulation method as the most appropriate model for determining the fair value for its cancelled RSUs. The option-pricing model requires Lifezone to make several assumptions, including share price, expected volatility, expected term, risk-free interest rate, and expected dividends.
The total incremental share-based compensation of this replacement is $2,970,000 of which $413,639 is expensed as share-based payments in the year ended December 31, 2025. The cancelled RSUs with market performance conditions were independently valued using the Monte Carlo simulation with key assumptions of risk-free rate of 3.60%, dividend yields of 0.00%, expected volatility of 70% and expected lives of 3.6 years. The fair value of replacement RSUs is based on the market value of the underlying shares at the date of grant.
During the year ended December 31, 2024, Lifezone Metals granted another 5,405 RSUs that vested immediately.

	Restricted stock units	Weighted Average Grant Date Fair Value ($)
Balance as at January 1, 2024	-	-
Granted	2,605,405	6.74
Vested	(938,738)	7.67
Outstanding as at December 31, 2024	1,666,667	6.21
Granted	1,500,000	3.68
Cancelled	(1,500,000)	6.21
Vested	-	-
Outstanding as at December 31, 2025	1,666,667	3.93
The total share-based payment expense related to the RSU awards in the year ended December 31, 2025, was $413,639 (2024: $17.82 million).
Share-based payments - Earnouts
Between the period from July 6, 2023, and July 6, 2028, eligible shareholders are entitled to receive up to 26,797,052 additional ordinary shares of Lifezone Metals ("Earnout shares") in the aggregate in two equal tranches if the daily VWAP of Lifezone Metals shares for any 20 trading days is greater than or equal to $14.00 ("Tranche 1") or $16.00 ("Tranche 2"). Earnout shares grant date is July 6, 2023, and the fair value of Earnout shares were independently valued based on a Monte Carlo simulation model.

Share Price Earnout Tranches	Tranche 1	Tranche 2	Total units
Grant date	July 6, 2023	July 6, 2023
Expiration date	July 6, 2028	July 6, 2028
Share price hurdle	$14.00	$16.00
Fair value per unit at date of grant	$9.98	$9.84
Number of units - Sponsor shareholders	862,500	862,500	1,725,000
Number of units - other shareholders	12,536,026	12,536,026	25,072,052
Total number of units			26,797,052

All earnouts are outstanding as of December 31, 2025.
26. Loss per share
Basic loss per share is calculated by dividing the loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.
Diluted loss per share is calculated by dividing the loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.
The following table sets forth the numerator and denominator used in the computation of basic and diluted loss per share for the year ended December 31, 2025, December 31, 2024, and December 31, 2023:

	2025	2024	2023
	$	$	$
Numerator:
Net loss used for basic and diluted loss per share	(13,627,876)	(46,305,239)	(363,874,560)

Denominator:
Basic weighted-average outstanding ordinary shares	79,862,834	78,662,187	68,055,332

Net loss per ordinary share:
Basic and diluted loss per share	(0.17)	(0.59)	(5.34)

Where a loss has occurred, basic and diluted loss per share is the same because the outstanding options, RSUs, Warrants and earnout units are antidilutive.

The following table presents instruments that can potentially dilute basic earnings per share in the future but were not included in the calculation of diluted loss per share, as their impact was anti-dilutive (due to net losses in all reporting periods):

	December 31, 2025	December 31, 2024	December 31, 2023
Convertible debentures[1]	6,657,813	6,388,321	-
Stock options	1,583,085	-	-
Restricted stock units	1,666,667	1,666,667	-
Earnout units	26,797,052	26,797,052	26,797,052
Warrant units[2]	21,302,814	14,391,150	14,391,150
Total	58,007,431	49,243,190	41,188,202

1The number of shares that may be issued against convertible debentures is determined by dividing the total of the principal outstanding and accrued interest by the exercise price of $8.00 per share.
2Please refer to Note 24.3 for a breakdown of the warrant units including exercise prices and expiry dates.
27. Financial risk review
This note presents information about Lifezone’s exposure to financial risks and the group’s management of capital. Lifezone’s risk management is coordinated by its directors and Lifezone does not operate any hedging operations or buy or sell any financial derivatives. The most significant financial risks to which Lifezone is exposed are described below.
Market risks
Market risks affecting Lifezone comprise credit risk, foreign exchange rate risk, liquidity risk and interest rate risk. Financial instruments affected by market risk include cash and cash equivalents, trade receivables, related party receivables, trade payables, accrued liabilities and convertible debentures.
a) Credit risk
During 2025, Lifezone did not have significant external revenues and, therefore, its credit risk from trade receivables is insignificant. The carrying amount of financial assets represents the maximum credit exposure and at the reporting date was:

	December 31, 2025	December 31, 2024
	$	$
Cash and cash equivalents	20,144,250	29,283,942
Deposits	496,154	355,149
Other receivables	564,117	74,027
Related party receivables	-	98,133
Total	21,204,521	29,811,251
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
The table below represents the expected timing of payments on trade payables, lease and debt liabilities, excluding provisions and warrant liability. The timing and amounts of payments on the deferred consideration to BHP is based on Lifezone's base case assumptions in the table below.

	December 31, 2025	December 31, 2024
	$	$
<=30 days	3,944,793	5,018,039
30 days - 1 year	10,732,467	587,106
1 - 2 years	36,241,669	8,343,281
More than 2 years	79,831,281	54,727,518
Total	130,750,210	68,675,944

c) Foreign currency risk
Lifezone has assets and liabilities that are denominated in currencies other than USD, its functional currency. Lifezone incurs expenditures in non-U.S. dollar currencies, primarily GBP, TZS, and AUD. These transactions are not generally hedged. As a result, the movement of such currencies could adversely affect Lifezone’s results of operations and financial position.
The following table includes assets and liabilities which are denominated in GBP, TZS and AUD:

	December 31, 2025	December 31, 2024

	GBP	GBP
Cash in banks	168,532	155,089
Prepaid expenses	84,966	155,533
Trade and other payables	467,774	890,213

	AUD	AUD
Cash in banks	558,091	1,236,945
Trade receivables	824,669	1,308,303
Prepaid expenses	200,448	249,209
Trade and other payables	1,486,944	916,527

	TZS	TZS
Cash in banks	853,939,035	105,125,420
Sensitivity analysis
The following table demonstrates the estimated sensitivity to a 10% increase (decrease) in USD against the relevant foreign currencies as a result of translating Lifezone's foreign currency denominated monetary assets and liabilities.

	December 31, 2025	December 31, 2024
	$	$
Effect on profit or loss
Change in GBP Rate
10%	28,843	72,742
-10%	(28,843)	(72,742)
Change in AUD Rate
10%	(6,440)	(116,704)
-10%	6,440	116,704
Change in TZS Rate
10%	(34,784)	(4,282)
-10%	34,784	4,282
In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the period end exposure does not reflect the exposure during the period.

d) Interest rate risk
Lifezone is exposed to interest rate risk from the interest it earns on cash and the interest it pays on the convertible debentures as described in Note 21. A 1% increase (decrease) in SOFR rates, with all other variables held constant, would result in an increase (decrease) of approximately $532,625 to interest expense for the year ended December 31, 2025, (2024: $379,150).
Capital management
For the purpose of Lifezone’s capital management, capital includes issued capital, share premium and other equity reserves attributable to the equity holders of Lifezone Metals, as the parent entity of Lifezone. Lifezone’s objectives are to safeguard its ability to continue as a going concern in order to pursue the development of the Kabanga Nickel Project and to maintain a flexible capital structure which optimizes the returns to shareholders.
Lifezone’s management evaluates the company’s capital needs to ensure a balanced and effective financing structure while avoiding excessive leverage. Lifezone manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, Lifezone expects to fund its capital requirements and ongoing operations through current cash reserves, equity, mezzanine, alternative or debt funding or monetizing the offtake from the Kabanga Nickel Project.
28. Contingent liabilities
As detailed in Note 19, Lifezone has provided $3.43 million (TZS 8.43 billion) as a result of a Court ruling received during 2024 in relation to a withholding tax assessment. Lifezone has not provided for any additional interest charges, as based on ongoing discussions with the TRA, any material outflow is not considered probable. However, if the TRA does not waive the additional interest charges, there is a possibility that KNCL could face an additional liability of up to $5.03 million (TZS 12.36 billion).
Additionally, in 2021, KNCL filed an appeal before the Tax Revenue Appeals Tribunal against the TRA to challenge the TRA’s claim of withholding tax imposed on services. Similar to the case mentioned in the previous paragraph, these services were also provided by non-resident entities during a period when KNCL was jointly owned by Barrick and Glencore. The amount of tax in dispute is $171,894 (TZS 421.81 million). As at the date of signing these financial statements a court appeal hearing date was still pending on this case.
In May 2025, the TRA issued an audit assessment for the 2023 tax year, alleging unpaid taxes amounting to $758,966 (TZS 1.89 billion), interest of $47,169 (TZS 115.80 million) on the unpaid taxes, and a penalty of $5.86 million (TZS 14.39 billion). The penalty pertains to the alleged failure or delay in disclosing contractors' information related to withholding taxes. Lifezone is contesting the assessment in full and has obtained independent tax and legal advice in support of its position. Based on this advice and a review of the relevant facts and circumstances, management considers it likely that the company will successfully defend its position. As such, it is considered probable that no payment will be required in respect of the assessed amounts and that the claim will not be upheld by the TRA.

During 2025, Lifezone and its Tanzanian entities engaged in discussions with the Government of Tanzania to amend the existing Framework Agreement and agreed on a mechanism to resolve several outstanding matters with the Tanzania Revenue Authority (TRA). Based on the advice received and the advanced stage of the Framework Agreement negotiations, management believes it is likely that Lifezone will not be required to pay the additional interest charges of $5.03 million (TZS 12.36 billion) in relation to the withholding tax assessment nor the $5.86 million penalty in relation the 2023 audit assessment. However, as the amended Framework Agreement has not yet been signed or become effective, it is considered probable, though not certain, that no payment will be required in respect of the assessed amounts.

29. Subsequent events
On March 10, 2026, Lifezone Metals entered into an exclusivity agreement with the Government of Burundi regarding the Musongati Nickel Project, a large nickel laterite deposit located within the East African Nickel Belt. The agreement grants the Company a 14-month exclusivity period to evaluate the technical and economic potential of the Musongati deposit, including an initial 30-day scoping phase during which Lifezone will review existing geological data and develop a longer-term exploration and feasibility assessment program. Historical studies, including a 2011 resource estimate, indicate a resource of more than 140 million tonnes and potential by-products including copper, cobalt, gold, platinum-group metals and scandium. The project lies approximately 200 km southwest of the Kabanga Nickel Project in Tanzania, and the agreement reflects Lifezone’s strategy to evaluate and potentially consolidate significant nickel resources within the Kabanga–Musongati alignment.

As of December 31, 2025, KNL had $20 million outstanding under the senior secured bridge loan facility agreement with Taurus Mining Finance. On March 16, 2026, KNL received another $5 million from Taurus Mining Finance. This payment was an advance to the second drawdown of $21.7 million. This second utilisation request was issued to Taurus Mining Finance in early March, and both parties are working through the drawdown conditions, including obtaining all required signatures related to the local Tanzanian security documents and drawing the funds from Taurus Mining Finance's limited partners.

ITEM 19: EXHIBITS

Exhibit Number	Description of Exhibit
1.1
Amended and Restated Memorandum and Articles of Association of Lifezone Metals Limited (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-272865) filed with the SEC on July 10, 2023).

2.1	Specimen warrant certificate (incorporated by reference to Exhibit 4.1 to GoGreen’s Current Report on Form 8-K (File No. 001-40941) filed with the SEC on October 26, 2021).
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

2.5	Description of Securities (incorporated by reference to Exhibit 2.4 to the Company's Annual Report on Form 20-F (File No. 001-41737 filed with the SEC on March 29, 2024) .
2.6
Warrant to Purchase Ordinary Shares dated August 8, 2025 (incorporated by reference to Exhibit 4.1 to the Company's Report of Foreign Private Issuer on Form 6-K (File No. 001-41737) filed with the SEC on August 11, 2025)

2.7##
Bridge Loan Facility Agreement dated August 8, 2025 (incorporated by reference to Exhibit 10.1# to the Company's Report of Foreign Private Issuer on Form 6-K (File No. 001-41737) filed with the SEC on August 11, 2025)

2.8
Form of Amended and Restated Senior Unsecured Convertible Debenture (incorporated by reference to Exhibit 10.2 to the Company's Report of Foreign Private Issuer on Form 6-K (File No. 001-41737) filed with the SEC on August 11, 2025)

2.9	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Company's Report of Foreign Private Issuer on Form 6-K (File No. 001-41737) filed with the SEC on August 11, 2025)
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

4.38##
Subscription Agreement dated 10 January 2024 between Lifezone Recycling US, LLC, Lifezone Holdings US, LLC and Glencore Ltd (incorporated by reference to Exhibit 4.38 to the Company's Report of Foreign Private Issuer on Form 6-K (File No. 001-41737) filed with the SEC on January 10, 2024).

4.39
Form of Unsecured Convertible Debenture (incorporated by reference to Exhibit 99.3 to the Company's Report of Foreign Private Issuer on Form 6-K (File No. 001-41737) filed with the SEC on March 28, 2024).

4.40
Deed of Termination relating to the T2 Agreement, dated as of July 18, 2025 (incorporated by reference to Exhibit 10.1 to the Company's Report of Foreign Private Issuer on Form 6-K (File No. 001-41737) filed with the SEC on July 18, 2025).

4.41
Lock-Up Deed, dated as of July 18, 2025 (incorporated by reference to Exhibit 10.2 to the Company's Report of Foreign Private Issuer on Form 6-K (File No. 001-41737) filed with the SEC on July 18, 2025).

4.42##
Share Purchase Agreement relating to the Kabanga Nickel Project, dated as of July 18, 2025 (incorporated by reference to Exhibit 10.3 to the Company's Report of Foreign Private Issuer on Form 6-K (File No. 001-41737) filed with the SEC on July 18, 2025).

8.1	List of Subsidiaries and Joint Ventures (incorporated by reference to Exhibit 8.1 to the Company's Annual Report on Form 20-F (File No. 001-41737 filed with the SEC on April 9, 2025).
12.1*	Certification of Chris Showalter pursuant to 17 CFR 240.13a-14(a).
12.2*	Certification of Ingo Hofmaier pursuant to 17 CFR 240.13a-14(a).
13.1*	Certification of Chris Showalter pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
13.2*	Certification of Ingo Hofmaier pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
15.1
Kabanga 2024 Mineral Resource Update Technical Report Summary, effective December 4, 2024 prepared by Sharron Sylvester and Bernard Peters (incorporated by reference to Exhibit 96.1 to the Company's Report of Foreign Private Issuer on Form 6-K (File No. 001-41737) filed with the SEC on December 5, 2024).

15.2
Consent of Bernard Peters for Kabanga 2024 Mineral Resource Technical Report Summary (incorporated by reference to Exhibit 15.3 to the Company's Annual Report on Form 20-F (File No. 001-41737 filed with the SEC on April 9, 2025).

15.3
Consent of Sharron Sylvester for Kabanga 2024 Mineral Resource Technical Report Summary (incorporated by reference to Exhibit 15.4 to the Company's Annual Report on Form 20-F (File No. 001-41737 filed with the SEC on April 9, 2025).

15.4*	Consent of BDO LLP, independent registered public accounting firm.
15.5*	Consent of Grant Thornton, independent registered public accounting firm.
15.6	Consent of Sharron Sylvester for June 2025 for the Kabanga Nickel Project Initial Assessment Technical Report Summary titled “Initial Assessment - Technical Report Summary”.
15.7	Consent of DRA Projects (Pty) Ltd for the Kabanga Nickel Project Initial Assessment Technical Report Summary titled “Initial Assessment - Technical Report Summary”.
15.8	June 2025 Kabanga Nickel Project Initial Assessment - Technical Report Summary, effective June 2, 2025 prepared by Sharron Sylvester and DRA Projects (Pty) Ltd.
15.9*	Consent of Sharron Sylvester dated July 18, 2025 for the Kabanga Nickel Project Feasibility Study Technical Report Summary titled “Feasibility Study - Technical Report Summary”.
15.10*	Consent of DRA Projects (Pty) Ltd dated July 18, 2025 for the Kabanga Nickel Project Feasibility Study Technical Report Summary titled “Feasibility Study - Technical Report Summary”.
15.11
July 2025 Kabanga Nickel Project Feasibility Study - Technical Report Summary, effective July 18, 2025 prepared by Sharron Sylvester and DRA Projects (Pty) Ltd. (incorporated by reference to Exhibit 96.1 to the Company's Report of Foreign Private Issuer on Form 6-K (File No. 001-41737) filed with the SEC on July 18, 2025)

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 20-F (File No. 001-41737 filed with the SEC on April 1, 2024).
99.4	Insider Trading Policy (incorporated by reference to Exhibit 99.4 to the Company's Annual Report on Form 20-F (File No. 001-41737 filed with the SEC on April 9, 2025).
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
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
Date: March 19, 2026